Form 20-F
period 2007-08-31
GOLDEN GOLIATH RESOURCES LTD
filed 2008-03-17
CIK 1127307

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Annual Report Fiscal Year Ended 8/31/2007

   [ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

          OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from __________ to ________

OR

   [ ]    SHELL CO/PANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

          Date of event requiring this shell company report  __________

SEC File Number: 0-31204

Golden Goliath Resources Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

675 West Hastings Street, #711, Vancouver, British Columbia  Canada  V6B 1N2

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.     60,754,037

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.                                      Yes [ ]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                     Yes [ ]     No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.                                                         Yes [ ]     No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (Check one):

Large accelerated filer [ ]   Accelerated filer [ ]           Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:                                                     Item 17 [X]     Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                  Yes [ ] No [X]

Index to Exhibits on Page 56

#

GOLDEN GOLIATH RESOURCES LTD.

FORM 20-F ANNUAL RRPORT

INTRODUCTION

Golden Goliath Resources Ltd. is organized under the British Columbia Business Corporations Act.  In this Annual Report, the “Company”, “Golden Goliath, “we”, “our” and “us” refer to Golden Goliath Resources Ltd. and its subsidiaries (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Registration Statement.  Our principal corporate offices are located at 675 West Hastings Street, #711, Vancouver, British Columbia, Canada  V6B 1N2.  Our telephone number is 604-682-2950.

We file reports and other information with the Securities and Exchange Commission located at 100 F Street NE, Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov.  Further, we file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.

BUSINESS OF GOLDEN GOLIATH RESOURCES LTD.

Golden Goliath Resources Ltd. is principally a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on Golden Goliath’s properties.  Golden Goliath does not have any commercially producing mines or sites, nor is Golden Goliath in the process of developing any commercial mines or sites.  Golden Goliath has not reported any revenue from operations since incorporation.  As such, Golden Goliath is defined as an “exploration-stage company”.  The Company is well capitalized with over $5 million in working capital to fund the current drilling programs, estimated at $2.5 million for Fiscal 2008.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements.

Forward-looking statements and information can generally be identified by the use of forward-looking terminology or words, such as, “predict”, “designed”, “potential”, “promote”, “become”, “developing”, “vision”, “plans”, “expects”, “anticipates”, “believes”, “intends”, “conducting” “estimates”, “to be”, “being”, “projects”, “hopefully”, “possibly”, “develop”, “contemplated”, “hypothesizes”, “pursue”, “likely”, “future”, “2008”, “opportunities”, “going forward”, “next”, and similar expressions or variations thereon, or statements that events, conditions or results “can”, “might” “will”, “shall”, “may”, “must” “would”, “could”, or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.  Actual outcomes and results may differ materially from these expectations/assumptions due to changes in global political, economic, business, competitive, market, regulatory and other factors.  We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

These factors include, but are not limited to, the fact that the Company is early in its development and will need additional financing to develop its products, which factors are set forth in more detail in the sections entitled “Risk Factors” in Item #3D, “Business Overview” in ITEM #4B, and “Operating and Financial Review and Prospects” at ITEM #5.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2007/2006/2005 ended August 31st was derived from the consolidated financial statements of the Company that were audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.

The Company’s consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The consolidated financial statements are the responsibility of the Company’s management.  The auditor’s responsibility is to express an opinion on the consolidated financial statements based on their audit.

The auditor’s conducted their audits in accordance with United States and Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  The auditor’s report states that they believe that their audits provided a reasonable basis for their opinion.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 1

Selected Financial Data

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	8/31/2007	8/31/2006	8/31/2005	8/31/2004	8/31/2003
Canadian GAAP
Sales Revenue	$0	$0	$0	$0	$0
Operating Income (Loss)	($1,035,556)	($1,136,374)	($614,254)	($626,895)	($554,544)
Net Income (Loss)	($1,035,556)	($1,136,374)	($1,104,265)	($1,796,671)	($1,691,704)
Basic/Diluted (Loss) Per Share	($0.02)	($0.03)	($0.03)	($0.06)	($0.07)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	49,092,397	39,937,319	37,242,902	30,596,312	22,846,773
Period-End Shares O/S	60,754,037	42,283,561	37,246,311	37,235,200	28,361,689

Working Capital	$7,021,037	$1,634,930	$1,068,911	$1,988,129	$721,080
Mineral Property Interests	$3,763,023	$2,973,452	$2,126,953	$2,348,693	$2,986,010
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$18,905,829	$11,916,774	$10,086,377	$10,083,599	$7,835,501
Total Assets	$11,249,718	$4,661,003	$3,462,681	$4,409,139	$3,788,995
US GAAP
Net Income (Loss)(1)	($1,787,253)	($1,782,239)	($1,036,276)
Net Income (Loss) Per Share	($0.04)	($0.04)	($0.03)
Mineral Property Interests	$0	$0
Shareholders’ Equity	$7,185,292	$1,687,551
Total Assets	$7,486,695	$1,765,402

--------------------------------------------------------------------------------------------------

(1)  FY2006 and FY2005 results restated during Fiscal 2007.

(2) Cumulative Net Loss to 8/31/2007 under USGAAP was ($13,292,388).

__________________________________________________________________________________________

__________________________________________________________________________________________

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended August 31st, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the previous six months are also provided.

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

Table No. 2

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
February 2008		1.02	0.97	0.97
January 2008		1.03	0.99	1.00
December 2007		1.02	0.98	0.99
November 2007		1.00	0.92	1.00
October 2007		1.00	0.95	0.95
September 2007		1.05	1.00	1.00

Fiscal Year Ended 8/31/2007	1.17	1.19	1.04	1.06
Fiscal Year Ended 8/31/2006	1.15	1.20	1.10	1.12
Fiscal Year Ended 8/31/2005	1.23	1.31	1.18	1.19
Fiscal Year Ended 8/31/2004	1.30	1.39	1.27	1.31
Fiscal Year Ended 8/31/2003	1.45	1.59	1.33	1.39

3.B.  Capitalization and Indebtedness

      --- Not Applicable ---

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  RISK FACTORS

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business.  This Annual Report contains forward-looking statements that involve risks and uncertainties.  The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed below and elsewhere in this Annual Report.

Risks Pertaining to Golden Goliath

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

Golden Goliath currently has 18,352,726 share purchase options outstanding and 5,025,000-share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 60,934,037 (as of 2/29/2008) to 84,311,763.  This represents an potential increase of 38% in the number of shares issued and outstanding and would result in dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Golden Goliath’s Stockholders

Because the success of Golden Goliath is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  There are currently 18,353,726 share purchase options outstanding, which, if exercised, would result in an additional 18,352,726 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Golden Goliath Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Golden Goliath Could Be In An Amount Great Enough to Force Golden Goliath to Cease Operations:

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

Golden Goliath is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploring mineral properties, the nature of Golden Goliath’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Golden Goliath’s growth will depend, on the efforts of its Senior Management, particularly its President/Director, J. Paul Sorbara, its CFO/Corporate Secretary, Stephen Pearce; Daniel Fermandez, a Director and Manager of a wholly-owned subsidiary, Minera Delta S.A. de C.V.; and its Board of Directors that also includes Richard Hughes, Robert Hutchison, Marc Legault, Dr. Andrew Robertson, and Edward Sorbara.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers:

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Progress of the Company

Introduction

Golden Goliath ’s executive office is located at:

Suite 711, 675 West Hastings Street

Vancouver, British Columbia, Canada  V6B 1N2

Telephone: 604-682-2950

Facsimile: 604-685-3764

Website: www.goldengoliath.com

Email: jps@goldengoliath.com

The contact person is: Mr. J. Paul Sorbara, President/Director.

Golden Goliath’s fiscal year ends August 31st.

Golden Goliath’s common shares trade on the TSX Venture Exchange under the symbol: “GNG”.  The common shares also trade in Europe on the Berlin Stock Exchange, the Frankfurt Stock Exchange, the Munich Stock Exchange, and the XETRA Exchange,

The authorized capital of Golden Goliath consists of an unlimited number of common shares without par value. At 8/31/2007, the end of the most recent fiscal year, there were 60,754,037 common shares issued and outstanding; and at 2/29/2008 there were 60,934,037 common shares issued and outstanding

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

The Company was incorporated in British Columbia under the Company Act (British Columbia) on 6/12/1996 by Certificate of Incorporation under the name 521858 B.C. Ltd. and was granted a certificate of change of name on 9/10/1998 under the name of Golden Goliath Resources Ltd.

Financings

The Company has financed its operations through funds raised public/private placements of common shares.  Also shares have been issued upon exercise of options and warrants; and as agent commissions.  Refer to ITEM #10.A.6 for additional information.

Fiscal Year	Nature of Share Issuance	Number of Securities	Net Amount
Fiscal 2007	Private Placement of Units	16,618,000	$6,647,200
Fiscal 2006	Private Placement of Units	4,000,000	$1,400,000
Fiscal 2004	Private Placement of Units	1,200,000	$540,000
Fiscal 2004	Private Placement of Units	200,000	$40,000

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2007	$579,748	Mineral Property Expenditures
Fiscal 2007	$90,146	Property Exploration Advances
Fiscal 2007	$34,141	Purchase of Capital Assets

Fiscal 2006	$659,591	Mineral Property Expenditures
Fiscal 2006	$22,245	Purchase of Capital Assets

Fiscal 2005	$448,271	Mineral Property Expenditures
Fiscal 2005	$20,636	Purchase of Capital Assets

Plan Of Operations

Source of Funds for Fiscal 2008 Ending 8/31/2008

The Company’s primary source of funds since incorporation has been through the issuance of equity.  As of 11/30/2007, the Company had working capital of $5.7 million.

Use of Funds for Fiscal 2008 Ending 8/31/2008

During Fiscal 2008, the Company estimates that it might expend approximately $1.1 million on general/administrative, investor-relations expenses, etc. During Fiscal 2008, the Company estimates that it might expend approximately $2.5 million on property exploration/development.

Anticipated Changes to Facilities/Employees

The Company has no current plans to add any additional personnel.  Management anticipates that any additional property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales

The Company has recorded no sales since incorporation.

At 8/31/2007, $4,002,328 in assets were located in Mexico, primarily mineral properties and $7,247,390 in assets were located in Canada, primarily current assets.  At 8/31/2006, $3,083,040 in assets were located in Mexico, primarily mineral properties and $1,655,814 in assets were located in Canada, primarily current assets.

4.B.  BUSINESS OVERVIEW

Corporate Overview

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG).  The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the Sierra Madre Occidental Mountains of northwestern Mexico.  The Uruachic mining camp lies directly in the center of the several-hundred-kilometer trend of important past producers and new discoveries that characterize the Sierra Madre Occidental.  Uniquely, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15-kilometers by 25-kilometers, with numerous past-producing gold and silver mines dating back to the time of the Spaniards.  Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

Golden Goliath also owns two other significant properties outside of the Uruachic Camp.

One of these is a silver property called La Cruz, which is located on the eastern edge of the Sierra Madre Belt.   La Cruz has several old mine workings and extensive old dumps, attesting to considerable past production.  However the property has been inactive for at least 75 years and there are no available records of production or previous exploration drilling.  La Cruz gained the attention of well-known international silver producer, Pan American Silver, and in September 2007, Golden Goliath signed an Option and Joint Venture Agreement with Pan American’s Mexican subsidiary.  Under the terms of the option agreement, Pan American Silver Corp’s Mexican subsidiary, Minera Corner Bay S.A. de C.V., has the right to earn a 60% interest in La Cruz by making cash payments totaling US$300,000 and spending US$450,000 on the property over a period of three years.  The property will consist of: the Company’s La Cruz property; additional ground staked around the La Cruz property; and the La Cruzada property for which Pan American’s subsidiary already has an option.  Golden Goliath will be responsible for 25% of the costs associated with La Cruzada.  Upon Minera Corner Bay exercising its option, a 60/40 joint venture would proceed on the La Cruz and newly staked grounds, with Pan American having the right to earn an additional 15% by completing a feasibility study.  With Pan American taking the reins at La Cruz, the Company is free to continue focusing the majority of its attention and resources on Uruachic Camp properties, where a major drilling program is underway with four drill rigs currently at work.

The other exploration property that Golden Goliath owns is called Chamizal.  This property differs from the others in that it is a lead, zinc, silver target and it lies outside of the Sierra Madre in central Chihuahua State.  This region hosts two lead, zinc, silver mines called Santa Eulalia and Naica.  Together these two deposits have produced 60 million tonnes of ore grading 15% combined lead-zinc and 150 grams silver per tonne.  At current metal prices that represents about US$6 billion.  The Chamizal Property is hosted in the same geological formation aas the Santa Eulalia and Naica and also has the same style of alteration.  Chamizal also has old workings that were used to produce lead, zinc and silver, and as in Uruachic, these workings have never been drilled.”

Figure No. 1

Mineral Property Location Map

San Diego
ARIZONA
NEW MEXICO
Tucson
El Paso
Nogales
TEXAS
SONORA
Hermosillo
CHIHUAHUA
Chihuahua
Chamizal
COAHUILA
Golden Goliath's
Uruachic Camp
LA CRUZ
Mochis
Culiacan
DURANGO
SINALOA
Durango
Sierra Madre Belt
Guadalajara
Mexico City

In May 2007, Golden Goliath entered into an option agreement with Comstock Capital Corp. on Golden Goliath’s Corona and Chamizal properties.  Under the terms of the agreement Comstock Capital has the right to earn a 60% interest in the properties.  To exercise the El Chamizal Option, Comstock Capital shall spend $200,000 in work expenditures on the El Chamizal Property over a period of three years or less and also issue a total of 150,000 of its shares to Golden Goliath once that company goes public over three years: 25,000 shares to be issued on listing on a stock exchange; 50,000 shares on the date which is 12 months after the date of listing; and 75,000 shares on the date which is 24 months after listing.  Once Comstock Capital has earned its interest a joint venture will be formed.

Fiscal 2008-to-Date Property Acquisition and Exploration

During September, October and November 2007, diamond drilling continued on the San Timoteo and La Reforma properties.  For most of this time two drills were working on each property.  Assay results were very slow in coming, and the results of drilling during this period were not available for release until January 2008.  With the drills themselves, there were no technical problems and core recovery was excellent.

The drill holes were collared in topographically high areas above the old San Martin mine on the San Timoteo property.  Drill holes ST-DD-07-4 & 8 were both drilled into the San Martin structure, 173 vertical meters above the main old San Martin Mine tunnel.  The old San Martin Mine ore was mined from a structures mined from a structure that was 800 meters long and 2.2 meters wide.  The San Martin Mine tunnel was developed at the lowest adit level and has not yet been drill tested below that level.  The high grade, near surface intercepts may be related to a larger polymetallic (Pb,Zn,Ag) vein system which displays dilational fissure and subsidiary vein arrays as mineralization controls.  These veins are typically galena-sphalerite dominant and multi-directional.  Metal zonation in polymetallic vein systems may be complicated by repeated activity and tele scoping.  Dilatant structural environments may result in telescoping outwards of vein systems to form at considerable distances from intrusion metal sources.  Higher grade mineralization commonly occurs within shoots along through-going structures.  Some of the deeper drill holes were planned to go under the 150-meter chargeability high and have intersected up to 200-meter-wide zones with sphalerite, galena and other sulphides.  Some of these holes were drilled into a porphyryitic dacite body with disseminated sulphides including galena, sphalerite and chalcopyrite, and others cut andesitic volcanics in contact with the intrusive.  The andesitic rocks include wide sections containing veins of massive galena and sphalerite, with blebs of chalcopyrite.  The system is strengthening with depth.  Drill hole ST-DD-07-10a was drilled to a depth of 505 meters, which was the maximum extent of the available drill rods.  The hole had to be stopped in strengthening mineralization, with polymetallic veins up to a centimeter wide hosted in andesitic volcanics adjacent to an intrusive dacite porphyry.

The Company started on an extension of the existing access road in order to drill from a lower topographic level and thereby continue testing this mineralization.  Additional drill rods have now been obtained by the drilling contractor, allowing for longer holes, over 600 meters.

An IP geophysical survey is planned for February 2008 on the San Timoteo II claim in order to overlap the old data and extend depth penetration in this important area.  The road will be continued to the nearby mouth of the San Martin adit, which will then also allow drilling the down dip extension of that high-grade structure.

The San Martin mine mineralization may be related to the deeper polymetallic system as well as the near surface results in Holes #4 and #8.  The Company believes that a large porphyry-type system may underlie the near surface gold and silver mineralization at San Timoteo.  The intrusive dacitic porphyry is mineralized as are the adjacent volcanic rocks.  Evidence seen in the core indicates that there were several episodes on mineralization and veining.  This porphyry system, which already has a possible strike length of 1,200 meters, has a large tonnage potential.

Drill holes ST-DD-07-10, 10a, 11, 12, 13, 17, 18 have been drilled and sampled.  Drill holes ST-DD-07-01, 02, 03, all of which were short holes, had no significant values to report.  Drill holes ST-DD-05, 07-09, 09B had no significant values to report.

On the La Reforma Property a series of shorter holes have tested the north central area of the property known as Pat’s Knob, as well as most of the Dickite Zone, without significant results.  Preliminary drilling of a chargeability-high on the east side of La Reforma Property was underway in Winter 2007 and was yielding core with similar disseminated sulphide mineralization.  This site is about 2.5 kilometers west of the San Timoteo drilling with similar looking mineralization.

During the months of September, October and November, little work was performed by the Company on its other properties.  Comstock Capital started work in November on the Corona property, which it optioned from the Company.  In addition, the Company signed an option agreement on its La Cruz property with Pan American Silver’s Mexican subsidiary in September 2007.

In January 2008, the Company announced that initial results from the diamond drilling program started in Fall 2007 returned potentially mineable widths with high grade intercepts at its 100% owned San Timoteo Project, in the Uruachic mining district of Mexico.  The Company is planning a multiple hole follow-up for this area of San Timoteo, to expand the new discovery and begin delineating a new high-grade near surface & underground resource base.

The drill program currently underway is estimated to be approximately 20,000 meters, started with one small drill last summer.  By September 2007, more and better drills became available and were contracted by the Company.  Two drill rigs from one contractor began working on San Timoteo in early September and both are still working there.  A separate contractor started working on La Reforma with one drill, then with two rigs for a few weeks, before demobing one of them.  One diamond drill continues at La Reforma.  This drill will be moved to the Las Bolas area once the planned Reforma holes are completed.

Overall, the drill program is still in its initial stages and the Company expects to be drilling throughout the year.  An Induced Polarization geophysical survey is planned for February in order to cover the San Timoteo II claim. San Timoteo II lies between the new discovery at San Timoteo and the Nueva Union claim and contains numerous old workings.  Drilling in this area will commence following the geophysical survey.

Assay results have been very slow in coming from the lab.  The average turn- around time for samples submitted has been eight weeks and samples done on a “rush basis” (at twice the cost), take four weeks.  Results from core samples submitted in early November were received on December 31st, which is a hinderance to spotting new holes and to getting news to shareholders.  With the drills themselves, there have been no technical problems and core recovery is excellent.  Drilling resumed after the Christmas break on both San Timoteo and La Reforma, and drilling is planned to continue throughout most, if not all, of 2008.  Drilling at Las Bolas will commence after the first round of holes on La Reforma is finished.

In February 2008, the Company announced that the exploration drilling program on the Company’s Uruachic claims had been going smoothly, with excellent recovery and production, since startup in early January 2008.  On the San Timoteo property, the fourth drill hole of the year (ST-DD-08-4) is underway, with 1,334 meters drilled this year.  Detailed mapping and structural analysis in the area of holes ST-DD-07 4 and ST-DD-07-8 have now been completed and the follow up holes for this new zone of mineralization are currently being spotted.  One of the two drills at San Timoteo will be dedicated to testing and expanding this near surface mineralized corridor, while the other drill will be used for exploration of the deeper mineralization below the San Martin tunnel and to further extend and delineate the polymetallic veining, about 100 meters south of the tunnel, which was intensifying at the bottom of hole ST-DD-07-10a when the crew ran out of drill rods at a depth of 505 meters.  More rods have now been obtained to allow the completion of holes over 600 meters.

During February 2008, the bulldozer rehabilitated 3,000 meters of road and constructed 1,523 meters of new road, including the new access to the historic San Martin mine tunnel.  Drill pads in this area will be constructed shortly allowing the Company to drill underneath the old workings.

On La Reforma, where one drill is working, the third hole of 2008 is now underway, with 950 meters drilled this year.  Following this drill hole the La Reforma drill will be moved to the Las Bolas property to complete a couple of test holes to determine the suitability of the rig for that area.  This will also allow time to receive the assay results from the 2008 La Reforma holes, which show intensive silicification and abundant sulphides.  The completion of the Las Bolas drill program will follow depending on the Reforma results.

In 2008, the Company started using a new lab (Inspectorate Labs), with exactly the same analytical procedure.  The new lab promised a four-week turn-around time, as compared with the eight weeks with the previous lab.  The first samples were sent to Inspectorate at the end of January 2008 and a second batch is expected to follow in March 2008.

The geophysical crew expected in late January 2008 for the Induced Polarization survey of the San Timoteo II claim has been delayed.  They are now expected to arrive in March.  The remaining assay results from 2007 (holes ST-DD-07-10, 10a, 11, 12, 13, 17, 18) have now been received.  Assays are now done.  Inspectorate Labs is using fire assay preparation and AA finish and ICP methods.  The QP for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo.

Fiscal 2007 Property Acquisition and Exploration

Since March 2007, the Company has been drilling on its San Timoteo property and commenced drilling on the La Reforma property in September 2007.  The Company also completed an option agreement with Pan American Silver on Golden Goliath’s La Cruz property in September 2007.

Las Bolas Property

In March 2007, the Company received assay results from additional sampling of underground workings on its Las Bolas property.  These latest values came from three different areas, all of which are outside of the recently announced newly opened underground zone (herein called the “New High Grade Zone” or NHGZ).  Two of these newly sampled areas lie below the New High Grade Zone, along the Las Bolas mine workings.  The first of these two zones occurs about 50 meters vertically below and 150 meters west of the NHGZ  Twelve contiguous chip samples taken from this 15 meter stretch of the Las Bolas mine returned gold and silver mineralization.  The second of the newly sampled Las Bolas working zones also occurs about 50 meters below the NHGZ, but extends about 25 meters further to the east.  The third area of new results lies just above and some 50 meters to the west of the NHGZ in an extension of the Gambusino mine workings.  A total of 28 meters of chip samples were collected from these non-linear workings.

In February 2007, the Company received the results of the new Induced Polarization geophysical survey completed in the Las Bolas – El Manto area, which was commissioned in order to aid in the selection of drill targets.  The results show a distinctive signature coincident with the New High Grade Zone at a depth of 75 meters below surface.  This anomaly extends at least 700 meters from the NHGZ into an area not previously drilled.  At least two new holes were planned to test this extension of the NHGZ anomaly.

Figure No. 2

Las Bolas Property

2007 Exploration Diagram

San Timoteo Property

During June 2007, drilling with the original contractor on the San Timoteo property continued to be slow.  New contractors were sought and a suitable company, GlobeXplore Drilling, was hired in early July 2007.  The original driller was notified of their termination on July 2nd and then they were demobilized on July 10th.  GlobeXplore started their drilling on July 9th with a much superior drill rig, much improved production and very few problems.  In late August 2007, GlobeXplore notified the Company that they had a second drill rig available and that rig was then mobilized to the San Timoteo property.

The initial San Timoteo and La Reforma drill roads were completed in August 2007, with 14.5 kilometers of road and 30 drill pads built.  Road building and drill-pad construction continued as new drill targets were delineated.  The Company also negotiated in August 2007 with a second drilling company, Energold Drilling, to supply a diamond-drill rig for the La Reforma property.  That drill was mobilized to La Reforma on September 6th.

On August 23rd, the first drill results from the San Timoteo program were released.  At that time, five holes totaling 1,104 meters had been completed in the vicinity of the old San Martin mine.  These were the first drill holes to ever test this area and adjacent structures.  Additionally, five shorter holes totaling 462 meters had been completed just north of the San Timoteo workings, close to the old Las Animas Mine.  The first San Timoteo hole intersected silver over 1.25 meters at a depth of 192 meters, which was just prior to entering an unknown underground working that stopped the hole just as it entered the target zone.  This hole will be re-drilled to avoid the workings and test the target zone in the near future.  The first short Las Animas hole also cut silver gold from 42-meters to 43-meters.

Other Properties

During the months of June, July and August 2007, little work was performed on the other properties held by the Company.  The Company intends to continue drilling in 2008 and will initiate a drill program on the Las Bolas property.  Comstock Capital was busy arranging their financing for upcoming work on the Corona property, but this work did not start until November 2007.  Negotiations continued with Pan American Silver regarding the Company’s La Cruz property and was signed on September 25th.

Fiscal 2006 Property Acquisition and Exploration

During the first quarter of Fiscal 2006, the Company continued its search for drilling contractors for the planned exploration drill program on its Las Bolas property.  Towards the end of November 2005, there were encouraging contacts made with several contractors.  The Company’s drill plans had already been prepared.

During the second quarter of Fiscal 2006, the Company prepared for the upcoming drilling on its Las Bolas property.  Drill hole locations were selected for both the Las Bolas and Nopalera areas of the property and contractor’s bids were reviewed.  The Company signed a contract for a minimum of 3,000 meters of reverse circulation drilling with Diversified Drilling S.A. de C.V., in January 2006.  The program was slated to start in February 2006.

During the third quarter of Fiscal 2006, the Company was conducting a reverse circulation-drilling program on its Las Bolas and Nopalera properties.  The program ended up being substantially larger than first anticipated, with 15 holes totaling 2,125 meters completed on the Las Bolas area and 21 holes totaling 3,033 meters completed on the Nopalera area.

During the fourth quarter of Fiscal 2006, the Company was completing a reverse circulation-drilling program on its Las Bolas and Nopalera properties.  During August 2006, the Company was preparing drill roads and pads on its San Timoteo and La Reforma properties for a program of short-diamond-drill holes which was started in September 2006.

Las Bolas Property

The 2006 exploration program at Las Bolas and Nopalera consisted of road building, surface mapping and sampling, a petrographic study and a total of 5,158 meters of reverse circulation drilling.  The drilling started on the Las Bolas mine area in February 2006 and included 15 holes totaling 2,125 meters.  A D-6 cat constructed approximately 1.5 kilometers of new access roads in this area as well as another 2.0 kilometers of road rehabilitation in order to access the drill sites.

The first two holes, B06-1 and B06-2, were designed to test two zones; the first was the NW Vein Zone; and then at a deeper level to intersect the Papacho Trend along strike from a previous high-grade intersection.  Drill hole B06-1 intersected the NW vein with silver mineralization over 1.52 meters; but, the Papacho Trend target zone was not reached due to a faulting.  B06-2 intersected the shallower NW Vein with silver mineralization over 1.52 meters; but, also did not reach the Papacho Trend target zone due to faulting.

Drill holes B06-3 to B06-5 did not return significant values. Drill hole B06-6 was a vertical attempt to test the Papacho Trend from the other side of the fault that caused the problems in Hole #1 and Hole #2; but it intersected a large, previously unknown old working and had to be abandoned.  Hole B06-7 was then drilled some 80 meters southwest of Hole #1 and Hole #2 to try to test of the Papacho Trend, and it returned silver mineralization over 1.52 meters.

The remaining Las Bolas holes were spotted between 300-meters and 700-meters both east and west of the first seven, testing new areas, with the exception of BRC06-11.  Holes BRC06-9a, 9b and 9c were collared approximately 300-meters to 450-meters east of BRC06-1, and were the first drill tests of a series of seven old shafts in the Mesa Seca area.  Drill holes BRC06-10a, 10b and 10c, collared approximately 700 meters west of BRC06-1 were the first drill tests in the area of the old El Manto mine and were, topographically and geologically, the lowest holes of any drilled to date at Las Bolas.  Results were encouraging, with significant silver and/or gold intercepts in both areas.

Drill hole BRC06-11 was a 175-meter step-out to the northeast from BRC06-1 on the Northwest Vein structure and also returned significant silver values.  Initial drill testing in the Las Bolas area now covers an area of 1,200 meters east west by 600 meters north south and this area will likely be increased with the next round of drilling.

The results of the 2006 reverse circulation-drilling program on the Las Bolas area indicate that there are at least two types of mineralized structures present.  The first type, found near the Gambusino mine and Arbolito Shaft area, consists of veins that pinch and swell along a general strike of Azimuth 60º.  These veins cannot be traced on surface because of lack of outcrop.  The second type is represented in the El Manto area, where the mineralization is presented in a series of low angle (10º to 30º) structures striking generally at azimuth 330º.  El Manto mineralization is associated with contact zones among intrusive granite, rhyolite prophyry and andesite.  The drilling in the topographically low area near the El Manto mine was particularly encouraging because the high-grade intercept in drill hole BRC06-10b showed that there is significant potential for the discovery of new precious metal mineralization at depth.

Nopalera Area

Satellite images show that the Nopalera claim, which is contiguous to the east of the Las Bolas area and measures 4.0-kilometers east-west by 3.5-kilometers north-south, contains the largest and strongest alteration zone in the Uruachic camp.  The claim hosts several old mines including at least five that are located along a 900 meter stretch of a northeast trending series of intrusive structures.  These rhyolite to granodiorite dykes range from eight-meters to 30-meters in width at surface and outcrop along a main strike length of at least 1200 meters.  It is along this trend where the recent drilling, which was the first ever on Nopalera, was conducted.

On the Nopalera claim, the originally-planned drilling program included only four-to-six holes designed to test IP anomalies.  The limited number of holes was due in large part to the uncertainty regarding the Caterpillar being able to construct drill access roads and pads on the topographically irregular south slope of the claim where the old mine workings are located.  As the road building progressed the Caterpillar operator was able to do much more than originally expected, and access to new target areas was established.  In addition, the new rock exposure that the Caterpillar was uncovering was visually very encouraging, with intense alteration and several generations of quartz flooding.  This newly exposed geology looked extremely promising from the viewpoint of potential silver and gold mineralization.  Consequently the number of planned drill holes initially was increased  to nine holes.  As road building progressed and the drilling started, the chips being logged also looked very promising.  The number of holes was then increased  to thirteen and ultimately to 21 holes totaling 3,033 meters.

Drill hole NRC06-1, located approximately 375 meters west-southwest of the old Flor del Trigo mine, returned silver and gold mineralization over 1.52 meters at a depth of 7.62-meters to 9.14-meters.  At least an additional 10.67 meters of this hole was also highly anomalous in gold and antimony.  Drill hole NRC06-2, located 245 meters west of the Flor del Trigo mine, returned anomalous values in gold, antimony and lead.  Hole NRC06-3, located 460 meters southwest of Flor del Trigo, was largely anomalous in gold with 16 samples covering a length of 27.43 meters.  Drill hole NRC06-4a, located 450 meters southwest of Flor del Trigo, returned anomalous gold averaging over length of 10.67 meters.  Drill hole NRC06-4b, drilled from the same set-up as NRC06-4a, returned gold mineralization over 3.05 meters at a depth of 131-meters to 134 meters.  Hole NRC-06b, located 200 meters southwest of Flor del Trigo returned gold mineralization over 3.0 meters at a depth of 32 meters as well as gold mineralization at a depth of 76 meters.

Drilling at Nopalera showed that the rocks are intensely silicified, with small quartz and quartzcalcite veinlets.  Quartz of several generations and colors is common as is disseminated to massive pyrite, traces of other sulphides and iron oxides.  The rocks are highly anomalous in gold and locally in silver as well.  The gold/silver metal ratios, as well as the geology, show that this is a completely different mineralized system than exists five kilometers to the west side of the property, which is predominantly silver rich.  The fact that precious metal mineralization is found within both volcanic extrusive rocks and altered dioritic intrusives is considered significant with respect to metallogenesis and the potential size of the system.  The most significant gold and silver mineralization encountered during the drilling program at Nopalera was obtained from NRC06-5 from 13.725-meters to 50.325-meters.  This intersection is located in the structure found in the old mine working located about 100 meters to the southwest.  Drilling has demonstrated that the rocks in the Nopalera area have undergone intense hydrothermal alteration typically associated with the formation of gold and silver mineralization.  In particular, the widespread occurrence of siliceous and locally vuggy dykes and cap rock suggest that acid leaching and silica replacement associated with gold and silver.  Management concluds that mineralization is structurally controlled and associated with the emplacement of rhyolite and quartz dykes and epithermal solutions.

Fiscal 2005 Property Acquisition and Exploration

During Fiscal 2005, the Company spent $448,272 on its Mexican properties.  Work was largely focused on geology and mapping and diamond drilling on its Los Hilos -Las Bolas properties that accounted for $159,426 and $104,071 of the expenditures respectively.

Las Bolas Property

During Fall 2004, the Company started preparing for the next round of drilling on the Las Bolas property.  The Company’s intention was to drill several holes in the vicinity of the Arbolito shaft and other step out holes in the area of the first drill phase, as well as the area on the eastern side of the property on the Nopalera claim.  To this end a grid was established near old mine workings on the southeastern part of the Nopalera claim.  The grid was then used to conduct detailed geological mapping, as well as Induced Polarization and Magnetic surveys.  The local geophysical contracting firm, S.J. Geophysics, performed the geophysical work, which is the same firm that conducted earlier geophysical surveys on other areas of the Uruachic camp.

The survey outlined several anomalous areas, with the best area being beneath the old Flor Del Trigo Mine.  This chargeability high covers an area of several hundred meters and is the highest priority drill target to date on the Nopalera area of the Las Bolas property.  Preparations for the spring drill program at Las Bolas continued throughout the month of March 2005 and part of April 2005.  This work included the building of access roads and drill pads and the contracting of a water truck.

The drill arrived in the town of Uruachic on the evening of April 19th and preparations to start the first hole started the next day.  The purpose of the first drill hole, BD05-1 was to follow up a 12.2-meter intersection in percussion drill hole B04-3, which showed silver and gold mineralization.  The target depth for BD05-1 was 283 meters.

From the very start this hole was a problem for the drillers.  Drilling problems were caused by clay seams along suspected faults which would swell when they came in contact with drill water and bind on the drill rods. The drilling had good recovery but was extremely slow.  The core barrel got stuck in one of the clay seams and the drill company tried to drill through it and ended up snapping off the second core barrel.  After two-and-one-half weeks, the hole was only down 138 meters, well above the target depth.  No significant assays were received, nor expected, from this core.  The drillers sent notification to the Company that they could not continue with the contract unless several conditions set by them were met.  These included more than doubling the labor rate and other conditions that would significantly change the cost of the program.  The Company also believed that the drill (a truck-mounted Longyear 38) was too small for the job.  The truck-mounted drill was also prone to moving when pressure was applied during drilling and therefore the drill/truck rig had to be stabilized by a bulldozer, at the Company’s expense.  The Company was left with no viable alternative and so the drill contract was officially cancelled on May 12th.  The Company paid the drillers for the footage drilled and their mob/demob expenses, but not the minimum footage of the contract, as agreed by the drillers.

During the fourth fiscal quarter, ending August 31st, the Company conducted a program of underground rehabilitation using a small team of underground mining specialists to clear away rock falls and re-timber dangerous areas of the Las Bolas tunnel. The mining crew encountered and made accessible several raises that contain mineralization.  Three independent workings, situated between the Las Bolas and Gambusino mines were sampled with encouraging results.  At Las Bolas Station 37, a total of 74 samples representing 110 meters of strike length averaged 1.44 meters in width and yielded gold and silver mineralization.

At the second site a total of 49 select grab samples were collected along a raise and adjacent drifts.  The 49 select grab samples, which appear to have been collected within a chaotic breccia believed to be a collapsed breccia or colluvium.  At Las Bolas Station 30, 19 samples were collected along 15 meters of strike length along the 065° trending vein/structure averaging 1.31 meters in width.  During the fourth fiscal quarter the Company also continued its search for a drilling contractor for the planned drilling at Las Bolas and Nopalera.  The current shortage of drills and drillers in Mexico made it impossible to find a suitable contractor before the end of the fourth fiscal quarter.

Other Properties

During the fourth fiscal quarter the Company conducted some additional mapping and prospecting on its Corona property with the aim of determining the potential for finding more gold mineralization in the Northeast Zone in the stratigraphy overlying the previous drilling.  Encouraging alteration and veining was found in this area and the Company may plan more work there in the future.

4.C. Organization Structure

The Company was incorporated in British Columbia under the Company Act (British Columbia) on 6/12/by Certificate of Incorporation under the name 521858 B.C. Ltd. and was granted a certificate of change of name on 9/10/1998 under the name of Golden Goliath Resources Ltd.  The authorized capital of the Company consists of an unlimited number of common shares without par value.

The Company directly or indirectly owns all of the issued and outstanding shares of Minera Delta S.A. de C.V. (“Minera Delta”).  Currently there are 50,000 Class “B” shares issued and outstanding in the capital of Minera Delta, 49,999 of which are held directly by the Company and one Class “B” share is held indirectly through 4247 Investments Ltd. (“4247”).  4247 is a wholly owned subsidiary of the Company, incorporated under the Company Act (British Columbia) on 2/3/1999.

Minera Delta is a Mexican mining company that was incorporated under the laws of Mexico on 7/17/1992.  The business office of Minera Delta is located at Pascual Orozco 909, 3er Piso, Desp. 13, Chihuahua, Chih, Mexico, CP31240.

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

Golden Goliath’s executive offices are located in rented premises of approximately 1,500 sq. ft. at Suite 711, 675 West Hastings Street, Vancouver, British Columbia CANADA V6B 1N2.  Golden Goliath began occupying these facilities in January 2001.  Monthly rent is $2,000.

All of the Company’s current mineral exploration properties except two (Chamizal and LaCruz) are located in close proximity to each other within the historic mining district of Uruachic in Chihuahua, Mexico. Golden Goliath has a 100% interest in 10,000 hectares (25,000 acres) in the district.

During Fiscal 2007, the Company expended the majority of its exploration efforts and funds on the Sam Timoteo/Oro Leon properties.  During Fiscal 2006 and 2005, the Company expended the majority of its exploration efforts and funds on the Las Bolas – Los Hilos property.

Mineral Properties

The Company has a 100% interest in claims grouped into seven properties totaling 20,794 acres within the Uruachic Mining District.  The Company also owns two other significant properties outside of the Uruachic Camp.  One, La Cruz, is a silver property located on the eastern edge of the Sierra Madre Belt.  The other exploration property that Golden Goliath owns is Chamizal; this property differs from the others in that it is a lead, zinc, silver target and it lies outside of the Sierra Madre in central Chihuahua State.

Uruachic Mining Camp Properties

The Company acquired its 100% interest in the seven Uruachic Mining Cam properties and the Chamizal Property y as a result of a default on a promissory held by Golden Goliath from Minera Uruachic S.A. de C.V. (“Minera Uruachic”).  Minera Uruachic originally purchased the claims from local residents.  Minera Uruachic is a related company to Golden Goliath in that it is controlled by J. Paul Sorbara, the President/Director of Golden Goliath and Daniel Nofrietta Fernandez, a Director of Golden Goliath.

The town of Uruachic is located in the north western part of Chihuahua State, some 60 kilometers south of the main highway connecting the cities of Chihuahua and Hermosillo, Sonora.  A secondary road leads from the highway to the waterfalls at Basaseachic and then continues south for a further 45 kilometers to Uruachic.  The geographic (Google Earth) coordinates for the town are: 27° 52’ 06” North and 108° 12’ 52” West.

The Uruachi district is located approximately 250 kilometers southwest of the city of Chihuahua.  The town of Uruachi of 1,000 people is located in the approximate center of the project area.  Access to the area is via a paved highway from the city of Chihuahua to Las Estrellas, then via a gravel road to the project area.  Total travel time from Chihuahua is about six hours.  Local services, such as gasoline and food, are available in Uruachi.  Power lines run from Las Estrellas to Uruachi.

The project area is located in the Sierra Madre Occidental mountain range, and elevations in the area are from 1000 meters to 2000 meters.  Topography is moderate to rugged.  During winter from November to January, the temperature can drop below freezing and snow and ice are common at the higher elevations.  During July and August, rain is very common and roads are often washed out.  Vegetation at lower elevations is tropical, while oak and pine forests cover higher elevations.

The Uruachic mining camp is predominantly underlain by Tertiary volcanic rocks on the Lower Volcanic Complex, cut locally by small intrusive bodies.  These rocks are highly favorable for hosting gold and silver mineralization, with an estimated 90% of the precious metal mines in the Sierra Madre Occidental occurring within this package.  Throughout most of the Sierra Madre, the Lower Volcanic Sequence is covered by a thick layer of rhyolitic tuffaceous rocks of the Upper Volcanic Sequence, which prohibits the exploration of the favorable rocks underlying it.  In the Uruachic area, the Rio Oteros has eroded the overlying rhyolitic rocks and has left exposed a complete section through the Lower Volcanic suite.  It is in these highly altered rocks that the precious metal mineralization of the Uruachic camp is found.

The history of the Uruachic mining camp dates back to 1735 when two Spaniards searching for gold and silver founded the town in order to exploit the areas riches.  At that time the Town was named Real De Minas De Santa Rosa De Uruachic.  The town and the many mines surrounding it became very prosperous, eventually minting their own silver coins.   The prosperity continued until about the time of the Mexican Revolution in the early 1900’s.

Figure No. 3

Uruachic Mining Camp Map

to Highway 50km
La Lluvia
La Reforma
San Timoteo 2
San Timoteo
Nueva Union
las Trojas
Oto Leon
Bufalo A
Bufalo B
Las Bolas
Uruachic
Mina Las Bolas
El Manto
Los Hilos 2
Los Hilos Ampl.
La Verdel
Nopalera
Las Bolas
Todos Santos
Don Lazaro
E-6841
El Bufalo fr.1
La Flor de Trigo
El Pavo Real
Bufalo 5 fr 1
Bufalo 2
Corona 3
Corona Norte
Corona
Corona 2
La Esperanza
Corona Sur
Bufalo 7
Bufalo 6
La Barranca
Rio Uruachi
Bufalo 4
La Esperanza
Oteros
Bufalo R2
Rio Oteros
100% owned by Golden Goliath
Known target area
Current exploration target
Road access
2 km

San Tinoteo Property.  The San Timoteo property includes several claims, which total 793 hectares.  These are San Timoteo, San Timoteo II, Oro Leon, Las Trojas and Bufalo B.

La Reforma Property.  The La Reforma property comprises three claims totaling 987.4 hectares.  The claims are La reforma, La Lluvia and Bufalo A.

Nueva Union Property.  The Nueva Union property has just one claim, called Nueva Union, which covers 211.89 hectares.

Los Hilos/Las Bolas Property.  The Las Bolas property comprises seven claims totaling 656.76 hectares: Los Hilos, Los Hilos II, Los Hilos II Frac.1, Mina de Las Bolas, Don Lazaro, El Manto, Ampliation La Verde.

Nopalera Property.  The Nopalera property comprises three claims totaling 1,308.65 hectares; Nopalera, Nopalera II and La Flor Del Trigo.

Oteros Property.  The Oteros property is comprised of three claims totaling 1,130.00 hectares: oteros, Esperanza and Bufalo R2.

Corona Property.  The Corona property consists of six claims that total 850 hectares (2,100 acres): Corona, Corona II, Corona III, Corona Norte, Corona Sur and La Esperanza.

La Cruz Property

The Company acquired its 100% interest in the seven Uruachic Mining Cam properties and the Chamizal Property y as a result of a default on a promissory held by Golden Goliath from Minera Uruachic S.A. de C.V. (“Minera Uruachic”).  Minera Uruachic originally purchased the claims from local residents.  Minera Uruachic is a related company to Golden Goliath in that it is controlled by J. Paul Sorbara, the President/Director of Golden Goliath and Daniel Nofrietta Fernandez, a Director of Golden Goliath.

The La Cruz property has one claim, called La Cruz covering 90.00 hectares.

The La Cruz property was staked by the Company in 2006.  Preliminary surface mapping was completed by Golden Goliath, along with underground mapping and sampling of some of the several old mine workings on the property.  The property gained the attention Pan American Silver, who conducted at least two property examinations.  La Cruz was then optioned to the Mexican subsidiary of Pan American.  An internal claim, called La Cruzada, was obtained directly by Pan American and was rolled into the agreement.

Under the terms of the option agreement, Pan American Silver Corp’s Mexican subsidiary, Minera Corner Bay S.A. de C.V., has the right to earn a 60% interest in La Cruz by making cash payments totaling US$300,000 and spending US$450,000 on the property over a period of three years.  The property will consist of: the Company’s La Cruz Property; additional ground staked around the La Cruz Property; and the La Cruzada Property for which Pan American’s subsidiary already has an option.  Golden Goliath will be responsible for 25% of the costs associated with La Cruzada Property.  Upon Minera Corner Bay exercising its option, a 60/40 joint venture would proceed on the La Cruz and newly staked grounds, with Pan American having the right to earn an additional 15% by completing a feasibility study.

The La Cruz Property, which is not in the Uruachic Camp, lies on the extreme eastern edge of the Sierra Madre Occidental.  The property hosts numerous old underground workings and dumps along a 1.5 kilometer trend.  The workings and extensive dumps are associated with two parallel, strongly silicified and brecciated structures separated by a distance of about 200 meters.  The structures strike Az 220º, dip 75º N, and average about two-meters to five-meters in width at the surface.  The workings, mostly shafts, appear to extend from 25-meters to 80-meters and preliminary mapping indicates that the structures widen at depth.  The main working area occurs on a hill that rises about 250 meters above the adjacent plains.  A principal working, adjacent to the mojonera, lies about 75 meters above the base of this hill and appears to be the lowest working level, and the top of the hill lies some 300 meters to the south.

The age of the workings is uncertain, but they are not recent and it appears that no drilling has ever been done on the ground.  A Company director first visited this property about 20 years ago and at that time asked a 70-year-old man who was born in the local village of Tajirachic about the mines.  The local replied that they were already closed down when he was a boy.  Subsequent claim owners (individuals, not companies) only worked the old dumps in a limited way.

Preliminary work by the Company’s geologists included taking 17 chip samples across widths ranging from 1.0 meters to 2.5 meters and averaging 1.75 meteres.

Tertiary volcanic rocks underlie the la Cruz claim, with andesites being overlain by rhyolites and ignimbrites.  The rocks are intensely fractured and silicified with fracture fillings of grey quartz.  Silver sulphide mineralization is present along with iron and manganese oxides.  The fractures have predominant trends of north-south, Az 340 and Az 025 with vertical dips and the working following the northeast trend.   A breccia zone that is about 3.5 meters wide on surface characterizes the mineralized trend.  Preliminary examination of the old shafts has been conducted to a depth of 45 meters, but they appear to descend to about 80 meters.

The La Cruz property is located in the central part of Chihuahua State, approximately 1.5 hours drive south-southwest of the city of Cuauhtemoc, and has good road access to within a few kilometers of the property.  The road follows an arroyo for the last few kilometers, but this section can easily be rehabilitated.  Geographic coordinates for the mojonera are Latitude 28º 02’ 52.14” and Longitude 107º 09’ 56.94”.

Chamizal Property

The Chamizal property consists of two claims, Chamizal Este and Chamizal Oeste, which cover an area of 689.00 hectares.

The Chamizal property, which is outside of the Uruachic camp and the Sierra Madre Occidental, has not had extensive exploration work to date.  Surface and underground mapping, as well as preliminary geochemical sampling has been conducted, but no geophysical surveys have been completed.  Chamizal was recently optioned to Comstock Capital. The agreement grants Comstock Capital the right to earn a 60% interest in the property. In order to exercise the El Chamizal Option, Comstock Capital shall spend $200,000 in work expenditures on the El Chamizal Property over a period of three years or less and also issue a total of 150,000 shares to Golden Goliath once the company goes public over three years.  25,000 shares to be issued on listing on a stock exchange, 50,000 shares on the date which is 12 months after the date of listing and 75,000 shares on the date which is 24 months after listing.  Once Comstock Capital has earned its interest a joint venture will be formed.

The Chamizal Property is not in the Uruachic Camp.  This property is part of a potentially very important massive play located 85 kilometers south-southwest of the city of Chihuahua in central Chihuahua State.  This region hosts the famous Santa Eulalia and Naica mining districts which have carbonate hosted, massive Pb-Zn-Ag mineralization.  The Santa Eulalia district, located 90 kilometres northeast of Chamizal, has a mining history dating back to the late 1500's.  The Chamizal Property is underlain by the same limestone formation that hosts the mineralization at Santa Eulalia and Naica, and has old mine workings in both the northeast and southwest portion of the property.  The southwestern workings comprise two tunnels that total more than 400 meters in length and contain large stopes where replacement style Pb-Zn-Ag mineralization has been mined.  Despite the presence of two sizable adits with stopes and one shaft attesting to past mine production, there is no record of any drilling ever having been done on the Chamizal Property.

The Chamizal Property lies in central Chihuahua, approximately 80 kilometers west of the famous Naica Pb-Zn-Ag mine, and about 80 kilometers southwest of the famous Santa Eulalia Mine.

#

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 8/31/2007, 8/31/2006, and 8/31/2005 should be read in conjunction with the financial statements of the Company and the notes thereto.

Selected Annual Data

	Year Ended August 31 2007	Year Ended August 31 2006	Period Ended August 31 2005
Revenue	$0	$0	$0
Net Income (loss)	($1,041,556)	($1,139,374)	($1,078,936)
Basic and Diluted (loss) EPS	($0.02	($0.03)	($0.03)
Weighted Avg. No. Shares Outstanding	49,092,397	39,937,319	37,242,902

Working Capital	$7,021,037	$1,634,930	$1,068,911
Mineral Property Interests	$3,763,023	$2,973,452	$2,306,953
Shareholders Equity	$10,948,315	$4,661,003	$3,421,196
Total Assets	$11,249,718	$4,738,854	$3,462,681

General/Administrative cash expenses, and thus losses, have risen in the last several years; from $466,410 in FY2004 to $818,936 in FY2007.  Such expenses span the full gamut of corporate activities as the Company ramped up exploration activities and corporate structure.  Losses were increased in FY2005 by a write-down of mineral properties; and in all years by the non-cash income statement line item for “stock-based compensation”.

Summary of Quarterly Results

Net (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2008	($166,814)
Fiscal 2007	($159,770)	($171,367)	($250,015)	($460,404)
Fiscal 2006	($136,689)	($159,941)	($111,493)	($721,251)
Fiscal 2005	($233,649)	($327,373)	($455,009)	($1,072,936)

EPS (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2008	($0.00)
Fiscal 2007	($0.00)	($0.00)	($0.00)	($0.01)
Fiscal 2006	($0.01)	($0.01)	($0.00)	($0.02)
Fiscal 2005	($0.01)	($0.01)	($0.01)	($0.03)

Exploration efforts are conducted year-round and administrative/general expenses are generally not seasonal.  The higher fourth quarter losses primarily relate to year-end write-downs of mineral properties.

Financings

In April 2007, the Company closed a brokered private placement of 16,618,000 units at a price of $0.40 per unit.  Each unit consisted of one share and one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.45 for each warrant.  Once resale restrictions on the shares expire and upon the Company’s shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice.  The Company’s agents received a commission of $378,145 in cash and 252,476 units, having the same terms as those issued pursuant to the private placement, and 1,482,250 agent’s warrants exercisable at $0.45 per share for two years valued at $335,909 (risk-free interest rate of 4.2%, dividend yield of Nil, volatility factor of 87%, an expected life of two years).

In February 2006, the Company completed a brokered private placement of 4,000,000 units at a price of $0.35 per unit.  Each unit consisted of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.45 for each whole warrant.  Subsequently the warrants were extended until 5/15/2007.  The Company’s agent received a cash commission of $106,487, 400,000 warrants valued at $80,013 (risk-free interest rate of 4.0%, dividend yield of Nil, volatility factor of 100%, expected life of one year) and 15,750 units.

Fiscal 2007 Ended August 31, 2007 vs. Fiscal 2006

Results from Operations

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations.  The Company’s properties are all located in the State of Chihuahua, Mexico.  Activities include acquiring mineral properties and conducting exploration programs.  The mineral exploration business is risky and most exploration projects will not become mines.  The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property.  For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long-term debt.  Rather, it depends on the issue of shares from the treasury to investors.  Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Since March 2007, the Company has been drilling on its San Timoteo property and commenced drilling on the La Reforma property in September 2007.  The Company also completed an option agreement with Pan American Silver on Golden Goliath’s La Cruz property in September 2007.  During the months of September, October and November 2007, diamond drilling continued on the San Timoteo and La Reforma properties.  For most of this time two drills were working on each property.  Assay results were very slow in coming, and the results of drilling during this period were not available for release until January 2008.  With the drills themselves, there were no technical problems and core recovery was excellent.

Operating expenses for Fiscal 2007 were basically flat at $1,152,748 versus $1,177,068 for last year.  The line item, “stock-based compensation”, fell in half to $333,813 (2006 = $610,754); the stock based compensation expense is related to the Company granting options during the year; while all the options were granted at the market price, the Company is required to expense the options when they are granted according the Black & Scholes Option Pricing Model.  Wages/Benefits expenses rose 12% to $222,653 because the Company added personnel.  Office/General expenses doubled to $163,024 (2006 = $76,485) as the Company hired additional staff, expanded offices, commenced an advertising campaign, and operations ramped up for an extensive drilling program.  Management Fees were unchanged at $120,000.  Transfer Agent/Filing Fees tripled to $80,869 related to the costs associated with the April 2007 private placement.  Investor Relations expenses were $31,805 (2006 = $nil) as the Company hired two firms to increase investor awareness and help build the name of Golden Goliath.

Interest Income more than doubled to $117,192 (2006 = $40,694) as the Company had more funds on hand than last year.

Net Loss for Fiscal 2007 was ($1,035,556) or ($0.02) per share.  Net Loss for Fiscal 2006 was ($1,136,374) or ($0.03) per share.  Weighted Average Number of Shares increased to 49.1 million from 39.9 million.

Liquidity and Capital Resources

At 8/31/2007, the Company had working capital of $7,021,037 compared to its 8/31/2006 working capital of $1,634,930.  The completion of an April 2007 private placement significantly added to short-term investments.  The Company is able to meet its ongoing financial obligations at this time.

Cash Used by Fiscal 2007 Operating Activities totaled ($766,888), including the ($1,035,556) Net Loss.  Significant adjustments included $333,813 in stock-based compensation, and ($77,798) in changes in non-cash working capital balances related to operations”.  Cash Used in Fiscal 2007 Investing Activities was ($6,172,221), ($7,630,945) for “purchase of short-term investments”, ($579,748) for “expenditures on mineral properties”, and offset by $2,162,759 “proceeds from redemption of short-term investments”.  Cash provided from Fiscal 2007 Financing Activities was $6,989,055, primarily the aforementioned financings, offset by share issue costs.

Fiscal 2006 Ended August 31, 2006 vs. Fiscal 2005 and Fiscal 2004

Results from Operations

During June 2006 and July 2006, the Company was completing a reverse circulation-drilling program on its Las Bolas and Nopalera properties.  The Company signed a contract for a minimum of 3,000 meters of reverse circulation drilling with Diversified Drilling S.A. de C.V.  The program ended up being substantially larger than first anticipated, with 15 holes totaling 2,125 meters completed on the Las Bolas area and 21 holes totaling 3,033 meters completed on the Nopalera area.  During August 2006 the Company was preparing drill roads and pads on its San Timoteo and La Reforma properties for a program of short diamond-drill holes that was started in September 2006.

Operating expenses for Fiscal 2006 doubled to $1,177,068 versus $612,254 for Fiscal 2005 and $632,077 for Fiscal 2004.  The line item, “stock-based compensation”, quadrupled to $610,764 (2005 = $127,087; 2004 = $165.667); the stock based compensation expense is related to the Company granting options during the year; while all the options were granted at the market price, the Company is required to expense the options when they are granted according the Black & Scholes Option Pricing Model.  Wages/Benefits expenses were basically flat at $198,372 (2005 = $172,349; 2004 = $161,713).  Management Fees were unchanged at $120,000 (2005 = $120,000; 2004 = $83,000).

During Fiscal 2005, the Company had a $490,011 write-down of mineral properties.

Interest Income rose 39% to $40,694 (2006 = $29,329; 2004 = $5,105) as the Company had more funds on hand.

Net Loss for Fiscal 2006 was ($1,136,374) or ($0.03) per share.  Net Loss for Fiscal 2005 was ($1,074,936) or ($0.03) per share.  Weighted Average Number of Shares increased to 39,9 million from 37.2 million.

Liquidity and Capital Resources

At 8/31/2006, the Company had working capital of $1,634,930 compared to its 8/31/2005 working capital of $1,068,911.  The completion of a February 2006 private placement and warrant exercises significantly added to short-term investments.  The Company is able to meet its ongoing financial obligations at this time.

Cash Used by Fiscal 2006 Operating Activities totaled ($533,053), including the ($1,136,374) Net Loss.  Significant adjustments included $610,764 in stock-based compensation, and ($16,333) in changes in non-cash working capital balances related to operations”.  Cash Used in Fiscal 2006 Investing Activities was ($1,200,368), ($1,512,759) for “purchase of short-term investments”, ($659,591) for “expenditures on mineral properties”, and offset by $988,160 “proceeds from redemption of short-term investments”.  Cash provided from Fiscal 2006 Financing Activities was $1,803,417, primarily the aforementioned financings, offset by share issue costs.

5.C.  Research and Development, Patents and Licenses, Trademarks, etc.

5.D.  Trend Information

No Disclosure Necessary.

5.E.  Off-Balance Sheet Arrangements

At 8/31/2007 and 8/31/2006, the Company has no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company has no “hard” contractual obligations at 2/29/2008.  However, under certain of its property acquisition agreements, the Company is committed to expend funds on exploration and/or make cash option payments and/or issue common shares to maintain or complete its option arrangements.

a.

In April 2007, the Company signed an agreement to acquire the Todos Santos mining concession for approximately $25,000.  In April 2007 and July 2007, the Company paid $9,754 to bring the property into good standing with the Mexican authorities and committed to pay $5,000 in October 2007 (paid) and $10,000 in October 2008 to complete the acquisition.

b.

The Company is required to pay approximately $50,000 in taxes to the Mexican government for its mineral exploration properties.

5.G.  Safe harbor.

      --- No Disclosure Necessary ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3

Directors and Senior Management

February 29, 2008

Name	Positions	Age	Date First Elected or Appointed
Daniel N. Fernanzez (2)	Director	66	June 1998
Richard W. Hughes	Director	74	June 1998
Robert Hutchinson	Director	51	December 2000
Marc Legault	Director	47	January 2006
Stephen Pearce (1)(3)	Director/CFO/Secretary	37	December 2000
Andrew Robertson (1)	Director	63	December 1998
Edward K. Sorbara (1)	Director	63	June 1998
J. Paul Sorbara (4)	Director/President	54	February 1997

-------------------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  He spends approximately full time on the affairs of the Company.

(3)  He spends about a fourth of his time on the affairs of the Company.

(4)  He spends about approximately full time on the affairs of the Company.

___________________________________________________________________________________________

___________________________________________________________________________________________

Daniel Nofrietta Fernandez was graduated with a degree in engineering from the Universidad Autonoma De Mexico in 1965.  In 1969, he attended the University of Arizona, studying geology.  He has been the President and a Director of Minera Uruachic S.A. de C.V. since 1999.   He has been Manager and a Director of the Company’s wholly-owned subsidiary, Minera Delta S.A. de C.V. since 1992.  As an independent director of the Company, Mr. Fernandez supervises management and helps to ensure compliance with corporate governance policies and standards.

Richard W. Hughes has been the President of Hastings Management Corp. since 1967; Hastings Management is a private company owned by Mr. Hughes that assists Canadian public companies with capital formation, management and investor relations.  As an independent director, Mr. Hughes supervises management and helps to ensure compliance with corporate governance policies and standards. He currently is associated with the following public companies:

Position	Issuer	Exchange	Since
Director/President	Abitibi Mining Corp.	NEX	1983
Director	Alamos Gold Corp.	TSX	2000
Director	Amador Gold Corp.	TSX.V	2002
Director	Chalice Diamond Corp.	TSX.V	2006
Director	Fortune River Resources Corp.	TSX.V	2002
Director	Genco Resources Ltd.	TSX.V	2004
Director/President	Golden Chalice Resources Inc.	TSX.V	2004
Director	Gryphon Gold Corporation	TSX.V	2003
Director	Kalahari Resources Inc.	TSX.V	1994
Director/President	Klondike Gold Corp.	TSX.V	1985
Director	Klondike Silver Corp.	TSX.V	2005
Director	Kootenay Gold Inc.	TSX.V	2005
Director	Radiant Resources Inc.	TSX.V	1997
Director/President	Sedex Mining Corp.	TSX.V	1980

Robert Hutchinson was graduated from the University of British Columbia with a Bachelor of Science Degree in 1978.  A co-founder of eCharge Corporation (www.echarge.com), he held numerous position within eCharge including, President and Chief Technical Officer.  Prior to co-founding eCharge Corporation, he was President of SNI Corporation, which specialized in the integration of SUN Microsystems UNIX based systems and Internet & Firewall Security.  He is Vice President and co-founder of Vivox International Inc.  As an independent director of the Company, Mr. Hutchinson supervises management and helps to ensure compliance with corporate governance policies and standards.

Marc Legault, with Agnico-Eagle Mines Ltd. Sincd 1988, is manager of project evaluations in Toronto.  He is currently managing the exploration and evaluation program at Agnico’s Pinos Altos project in Chihuahua and is also directly involved in evaluating other exploration and mining opportunities in Mexico.  As an independent director of the Company, Mr. Legault supervises management and helps to ensure compliance with corporate governance policies and standards.

Stephen Pearce has been the Corporate Secretary of the Company since 12/11/2000 and CFO and a Director of the Company since 1/26/2006.  He was graduated from York University in 1993 with a degree in Economics.  He received his law degree from the University of British Columbia in 1996.  He is an attorney specializing in junior mining companies.  Mr. Pearce serves as a Director and Corporate Secretary of the following TSX Venture Exchange listed companies: Fall River Resources Ltd., Neodym Technologies Inc. and Sable Resources Ltd.  As a director of the Company, Mr. Pearce participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Dr. Andrew Robertson received his Doctorate and Bachelor of Science Degrees from the University of Witwatersrand in the Republic of South Africa.  He holds the designation of Professional Engineer that was awarded to him from both the Association of Professional Engineers & Geoscientists of British Columbia and the Association of Professional Engineers of Ontario.  Since April 1994, Robertson Geoconsultants Inc., a company he owns, has employed him; through this company he provides consulting services to mining companies.  Since April 1994, he has been a Director of Gemcom Software International Inc.  As an independent director of the Company, Mr. Robertson supervises management and helps to ensure compliance with corporate governance policies and standards.  He has been President/Director of InfoMine Inc. since 1984.

Edward K. Sorbara received his Bachelors Degree in Commerce from the University of Toronto in 1964 and his MBA from the University of Chicago in 1967.  He has been employed by Sorbara Services Ltd. as Principal since 1967.  Sorbara Services Ltd. is involved in the real estate industry in Toronto as developers.  As an independent director of the Company, Mr. Sorbara supervises management and helps to ensure compliance with corporate governance policies and standards.

J. Paul Sorbara has been the President of the Company since 2/5/1997 and a Director of the Company since 5/10/1998.  He is a graduate of the University of Toronto where he received a Bachelor of Science Degree in 1976 and a Master of Science Degree in 1979.  He received the designation of Professional Geologist in 1991 from the Association of Professional Engineers and Geoscientists in British Columbia; and in 1985 the Geological Association of Canada awarded him the designation of Fellow of the Geological Association of Canada.  He also serves as the President of Minera Delta S.A. de C.V., a wholly owned subsidiary of Golden Goliath.  He owns a consulting firm, Sorbara Geological Consulting Ltd., but devotes very little time to that company.  Since 2004, he has been a Director of Horizon Industries Ltd.  He devotes full time to his duties as the President of the Company.  As a director of the Company, Mr. Sorbara participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Incorporation of the Company.  Their functions within the Company are detailed in ITEM #1.A.1.

The Senior Management serves at the pleasure of the Board of Directors.  Their functions within the Company are detailed in ITEM #1.A.2.

The Board has adopted a written Code of Business Ethics.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

During the last five years, no Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

Edward Sorbara, Director, is the cousin of J. Paul Sorbara, President/Director of the Company.  There are no other family relationships between any Directors or Senior Management.  There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Director Compensation

The Company has no program for compensating Directors for their service as directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  The Company’s directors also participate in the Company’s Stock Option Plan; during Fiscal 2007, 1,075,000 stock options were granted to Directors.   No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table which details compensation paid/accrued for Fiscal 2007/2006/2005 for each Director.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management during Fiscal 2007 ended 8/31/2007 was $175,682.

The following table details compensation paid/accrued for Fiscal 2007/2006/2005 ended August 31st for the Senior Management and Directors.

Table No. 4

Senior Management/Directors

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Comp.	Securities Under Option/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.
J. Paul Sorbara (2) Director/President	2007 2006 2005	$120,000 $120,000 $120,000	Nil Nil Nil	$nil $nil $nil	250,000 300,000 100,000	Nil Nil Nil	Nil Nil Nil	$nil $nil $nil
Stephen Pearce (3) Director/CFO/Secretary	2007 2006 2005	$15,000 $nil $nil	Nil Nil Nil	$nil $nil $nil	150,000 250,000 50,000	Nil Nil Nil	Nil Nil Nil	$nil $nil $nil
Daniel Fernandez Director/ Manager of Minera Delta S.A.	2007 2006 2005	$40,682 $42,452 $36,351	Nil Nil Nil	$nil $nil $nil	175,000 250,000 50,000	Nil Nil Nil	Nil Nil Nil	$nil $nil $nil
Richard Hughes (4) Director	2007 2006 2005	$nil $nil $nil	Nil Nil Nil	$53,000 $42,000 $42,000	100,000 125,000 50,000	Nil Nil Nil	Nil Nil Nil	$nil $nil $nil

-----------------------------------------------------------------------------------------------------

(1) No SARs have been granted.  All securities are under option.

(2) Mr. Sorbara’s “annual compensation” is paid to Sorbara Geological Consulting Ltd., private company owned and controlled by him.

(3)

Mr. Pearce has been the Chief Financial Officer of the Company since January 2006.

(4)

Mr. Hughes’s “other annual compensation” is paid to Hastings Management Corp., a company wholly owned by him; pursuant to administrative services provided to the Company including supervising and administering the financial requirements of the Company’s business, producing quarterly accounts in accordance with the public recording requirements of the Company’s business; communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public, providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices.

____________________________________________________________________________________________________

____________________________________________________________________________________________________

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2007, the most recently completed fiscal year; there were 3,575,000 stock options outstanding.  During Fiscal 2007, 1,410,000 stock options were granted to Senior Management, Directors, and employees/ consultants; all stock options vested upon granting.  During Fiscal 2007, no SARs (stock appreciation rights) were granted.  During Fiscal 2007: no stock options were exercised, cancelled, or re-priced.

Table No. 5

Stock Option Grants in Fiscal 2007 Ended 8/31/2007

Name	Number of Options Granted	Percent Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant

Senior Management and Directors
J. Paul Sorbara	250,000	18%	$0.40	7/16/2006	7/16/2012	$0.32
Daniel Fernandez	175,000	12%	$0.40	7/16/2006	7/16/2012	$0.32
Stephen Pearce	150,000	11%	$0.40	7/16/2006	7/16/2012	$0.32
Richard Hughes	100,000	7%	$0.40	7/16/2006	7/16/2012	$0.32
Robert Hutchinson	100,000	7%	$0.40	7/16/2006	7/16/2012	$0.32
Marc Legault	100,000	7%	$0.40	7/16/2006	7/16/2012	$0.32
Andrew Robertson	100,000	7%	$0.40	7/16/2006	7/16/2012	$0.32
Edward Sorbara	100,000	7%	$0.40	7/16/2006	7/16/2012	$0.32

Employees/Consultants	335,000	24%	$0.40	7/16/2006	7/16/2012	$0.32

TOTAL	1,410,000	100%

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During Fiscal 2007 Ended 8/31/2007, the most recently completed fiscal year, no stock options were exercised by Senior Management and/or Directors.  No SARs (stock appreciation rights) were exercised during this period.

The following table gives certain information concerning stock option exercises during Fiscal 2007 by the Company’s Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 6

Aggregated Stock Options Exercises in Fiscal 2007

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/ Unexercisable
J. Paul Sorbara	Nil	$nil	850,000/nil	$2,000/$nil
Stephen Pearce	Nil	$nil	500,000/nil	$1,000/$nil
Daniel Fernandez	Nil	$nil	500,000/nil	$nil/$nil
Richard Hughes	Nil	$nil	375,000/nil	$1,000/$nil
Robert Hutchinson	Nil	$nil	375,000/nil	$1,000/$nil
Marc Lagault	Nil	$nil	375,000/nil	$nil/$nil
Andrew Robertson	Nil	$nil	375,000/nil	$nil/$nil
Edward Sorbara	Nil	$nil	375,000/nil	$nil/$nil

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Tables No. 4/5/6/7/8 information about stock options.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2008 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

Bonus/Profit Sharing/Non-Cash Compensation.  The Company has no Bonus/Profit Sharing/Non-Cash Compensation arrangements.

Pension/Retirement Benefits.  No funds have been set aside or accrued by the Company since incorporation to provide pension, retirement or similar benefits for Directors or Senior Management.

Other Compensation.  No Senior Management and/or Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation, other than disclosed in Table No. 4/5/6/7/8/, ITEM #6B and ITEM #7B.

Written Management Agreements

The Company has retained Mr. Hughes through Hastings Management Corp., a company wholly owned by him.  Pursuant to administrative services provided to the Company including supervising and administering the financial requirements of the Company’s business, producing quarterly accounts in accordance with the public recording requirements of the Company’s business; communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public, providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices.  He is paid $3,500 per month.  The contract expires 12/31/2008; but, is automatically renewed each year unless terminated in writing.

6.C.  Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Senior Management are appointed to serve at the discretion of the Board of Directors.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term.  The Board’s duties and responsibilities are all carried out in a manner consistent with that fundamental objective.   The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the President/CEO and other Senior Management.

The Board’s responsibilities include overseeing the conduct of the Company’s business, providing leadership and direction to its management, and setting policies.  Strategic direction for the Company is developed through the Board’s annual planning process.  Through this process, the Board adopts the operating plan for the coming year, and monitors management’s progress relative to that plan through a regular reporting and review process.

The Board has delegated to the President/CEO and other Senior Management responsibility for the day-to-day management of the business of the Company.  Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval.  The President/CEO and other Senior Management review the Company’s progress in relation to the current operating plan at in-person and telephone-conference Board meetings.  The Board meets on a regular basis with and without management present.  Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.C.1.  Terms of Office.  Refer to ITEM 6.A and ITEM 6.C.

6.C.2.  Directors’ Service Contracts.  No Disclosure Necessary

6.C.3.  Board Independence

The Board of Directors has adopted standards for determining whether a director is independent from management.  The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment.  The Board of Directors has affirmatively determined, based on its standards, that the Messrs. Richard Hughes, Robert Hutchinson, Marc Legault, Andrew Robertson, and Edward Sorbara are independent.

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2007, the Board of Directors held one regularly scheduled meetings.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholder; all but five of the directors attended the 2007 annual shareholders meeting.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted 9/1/2006.  The current members of the Audit Committee are: Stephen Pearce, Andrew Robertson (independent), and Edward Sorbara (independent).  The Audit Committee met once times during Fiscal 2007 and has met once times during Fiscal 2008-to-date.

The Company does not have an “audit committee financial expert” serving on its Audit Committee.  The Company’s Audit Committee consists of three independent directors, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

6.C.5.  Code of Ethics

The Board has not adopted a written Code of Business Ethics.  However, the Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2007 and Fiscal 2008-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of 2/29/2008, the Company had ten full-time employees and several part-time employees/consultants, including the Senior Management; eight of these employees are directly engaged in mineral exploration/development.  As of 8/31/2007 and 8/31/2006, the Company had ten and six employees, respectively, including the Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

The following table lists Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  The table also includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s voting securities.

Table No. 7

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

February 29, 2008

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Sprott Asset Management (1)	11,410,500	17.8%
Common	Agnico Eagle Mines Limited (2)	9,112,000	14.9%
	5% Shareholder Subtotal	20,522,500	32.1%

Common	J. Paul Sorbara (3)	1,869,600	3.1%
Common	Daniel Fernandez (4)	1,615,500	2.7%
Common	Edward Sorbara (5)	736,625	1.2%
Common	Richard Hughes (5)	675,000	1.1%
Common	Andrew Robertson (6)	576,000	1.0%
Common	Stephen Pearce (4)	569,000	1.0%
Common	Robert Hutchinson (5)	375,000	0.6%
Common	Marc Lagault (5)	375,000	0.6%
	Directors and Senior Management Subtotal	6,791,725	11.1%

	TOTAL	27,314,225	42.7%

------------------------------------------------------------------------------

(1) Sprott Asset Management is a financial institution.

    Their address is:  200 Bay Street, Toronto, Ontario, Canada  M5J 2J1

    The contact person is: Eric Sprott

    1,500,000 represent currently exercisable warrants.

The Company believes that of this total, 1,500,000, or approximately 2.5% of the Company’s outstanding shares, represent shares issued in April 2007 by way of private placement, as agent for beneficial owners and that Sprott Asset Management does not beneficially own, directly or indirectly, or exercise control or direction over such shares.  The Company is not aware whether Sprott Asset Management beneficially owns or exercises control or direction over the remaining 6,910,500 shares, representing approximately 11.4% of the Company’s outstanding shares

(2) Agnico Eagle Mines Limites is a Canadian mining company publicly traded on the NYSE and TSX Exchange.  Their address is: 675 West Hastings Street, #711, Vancouver, British Columbia, Canada  V6B 1N2.  The contact person is: David Smith; VP, Investor Relations.

    3,750,000 represent currently exercisable warrants.

(3)    800,000 represent currently exercisable stock options.

     1,069,600 common shares and 300,000 stock options are held indirectly through

               Sorbara Geological Consulting Limited, a private company control by

               Mr. Sorbara.

(4)    500,000 represent currently exercisable stock options.

(5)    375,000 represent currently exercisable stock options.

(6)    375,000 represent currently exercisable stock options.

          The 201,000 common shares are registered in the name of A. MacG. Robertson

          & Associates Inc. and A. MacG. Holdings Inc., of which Andrew MacG.

          Robertson is the sole owner of all issued voting shares.

#  Based on 60,934,037 common shares outstanding at 2/29/2008, and warrants and stock options held by each beneficial holder exercisable within sixty days.

Stock Options

Incentive stock options are granted by the Company in accordance with the rules and policies of the Toronto Stock Exchange, the Canada Business Corporations Act, and the Ontario Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted its current formal written stock option plan (the “Stock Option Plan”) on 2/5//2006.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to Directors, Senior Management, employees and consultants of the Company (and any subsidiary of the Company) and management-company employees.  For the purposes of the Stock Option Plan, the terms “employees”, “consultants” and “management company employees” have the meanings set out in Toronto Venture Exchange policy.  In addition, the term “director” is defined in Toronto Venture Exchange policy to include Directors, Senior Management and management company employees.

Under the Stock Option Plan, the Company’s board of directors (the “Board”) may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the “Administrator”) for the purposes of administering the Plan.  Currently, the Administrator is the Corporate Secretary.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management-company employees.  For the purposes of the Stock Option Plan, the terms “employees”, “consultants” and “management company employees” have the meanings set out in TSX Venture Exchange Policy 4.4.  In addition, the term “director” is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Stock Option Plan, the Company’s board of directors (the “Board”) may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the “Administrator”) for the purposes of administering the Plan.  Currently, the Administrator is the Corporate Secretary of the Company.

The Stock Option Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments).  If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Stock Option Plan.  Any stock option outstanding when the Stock Option Plan is terminated will remain in effect until it is exercised or it expires.  The Stock Option Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)

options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)

options may be exercisable for a maximum of five years from grant date;

(c)

options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any twelve-month period;

(d)

options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any twelve-month period;

(e)

options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1),in any twelve-month period;

(f)

options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g)

options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(h)

in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for one year following the option holder’s death.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in following table, as well as the number of options granted to Directors/Senior Management, and all employees and consultants as a group.

Table No. 8

Stock Options Outstanding

February 29, 2008

Name	Number of Options Granted or Remaining	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors
J. Paul Sorbara	250,000	$0.40	7/16/2006	7/16/2012
	300,000	$0.36	6/29/2006	6/29/2011
	100,000	$0.30	11/19/2004	11/19/2009
	150,000	$0.36	11/10/2003	11/10/2008
	50,000	$0.25	12/30/2002	12/30/2007

Stephen Pearce	150,000	$0.40	7/16/2006	7/16/2012
	250,000	$0.36	6/29/2006	6/29/2011
	50,000	$0.30	11/19/2004	11/19/2009
	25,000	$0.36	11/10/2003	11/10/2008
	25,000	$0.25	12/30/2002	12/30/2007

Daniel Fernandez	175,000	$0.40	7/16/2006	7/16/2012
	250,000	$0.36	6/29/2006	6/29/2011
	50,000	$0.30	11/19/2004	11/19/2009
	25,000	$0.36	11/10/2003	11/10/2008

Richard Hughes	100,000	$0.40	7/16/2006	7/16/2012
	125,000	$0.36	6/29/2006	6/29/2011
	50,000	$0.30	11/19/2004	11/19/2009
	80,000	$0.36	11/10/2003	11/10/2008
	20,000	$0.25	12/30/2002	12/30/2007

Robert Hutchinson	100,000	$0.40	7/16/2006	7/16/2012
	150,000	$0.36	6/29/2006	6/29/2011
	75,000	$0.30	11/19/2004	11/19/2009
	50,000	$0.25	12/30/2002	12/30/2007

Marc Legault	100,000	$0.40	7/16/2006	7/16/2012
	275,000	$0.36	6/29/2006	6/29/2011

Andrew Robertson	100,000	$0.40	7/16/2006	7/16/2012
	200,000	$0.36	6/29/2006	6/29/2011
	75,000	$0.30	11/19/2004	11/19/2009

Edward Sorbara	100,000	$0.40	7/16/2006	7/16/2012
	175,000	$0.36	6/29/2006	6/29/2011
	50,000	$0.30	11/19/2004	11/19/2009
	50,000	$0.36	11/10/2003	11/10/2008

Total Officers/Directors	3,675,000

Employees/Consultants/etc.	325,000	$0.40	7/16/2006	7/16/2012
	225,000	$0.36	6/29/2006	6/29/2011
	550,000	$0.30	11/19/2004	11/19/2009
	90,000	$0.36	11/10/2003	11/10/2008
	75,000	$0.25	12/30/2002	12/30/2007

TOTAL	1,265,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E, and Tables No. 4/5/6/7/8, for details regarding securities held by 5% Shareholders, Senior Management, Directors, and others.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several years to some significant changes in the holdings of major shareholders (five percent) direct/indirect holdings of common shares.  Refer to ITEM #6E and Table No. 7 for additional information.

	Common Shares Owned at 8/31/2007	Common Shares Owned at 8/31/2006	Common Shares Owned at 8/31/2005
Sprott Asset Management (1)	9,910,500	6,910,500	5,410,500
Agnico Eagle Mines Limited (2)	5,362,000	1,612,000	1,612,000

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 2/29/2008, the Company’s shareholders’ list showed 60,986,720 common shares outstanding, with 194 registered shareholders.  132 of these shareholders were resident in Canada, holding 59,968,272 common shares (representing about 97% of the issued/outstanding shares); 61 registered shareholders were resident in the United States, holding 2,016,448 common shares (representing about 3%); and one registered shareholders were resident in other countries, holding 2,000 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 1400 “holders of record” in Canada, holding approximately 97% of the outstanding shares of the Company, and over 1500 beneficial owners that own 100% of its common shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, United States’ residents, and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”; and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides services to the Company including supervising and administering the financial requirements of the Company’s business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require. These costs to Hastings Management are divided between several public and private companies and not all the costs of each category is paid by any one company. As such, while most companies charge these expenses individually to the income statement the Company reduces these costs by sharing them with other companies. Hastings Management estimates the percentage of time spent on any one company in any given period and it is charged proportionately. Richard Hughes, a Director of Golden Goliath, owns Hastings Management.  During the fiscal year ended August 331, 2007, Hastings Management charged the Company $53,000 for these services.

J.Paul. Sorbara’s “annual compensation” is paid to Sorbara Geological Consulting Ltd., private company owned and controlled by him.  During Fiscal 2007/2006/2005, this firm was paid $120,000, $120,000, and $120,000.

Accounts payable and accrued liabilities at 8/31/2007 included $3,382 (2006 = $3,382) due to Minera Delta SA de CV, a company controlled by J. Paul Sorbara.

During Fiscal 2007, the Company paid $55,682 (2006 =$42,452; 2005 = $36,351) in wages and benefits to two directors: Stephen Pearce, $15,000 for financial and consulting services; and Daniel Fernandez, $40,682 for geological technical work.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 8/31/2006, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

--- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of Davidson & Company LLP, Chartered Accountants are included herein immediately preceding the financial statements.

Audited Financial Statements

Fiscal 2007/2006/2005 Ended August 31st

8.A.7.  Legal/Arbitration Proceedings

The Directors and the Senior Management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the Senior Management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements and/or since the date of the most recent interim financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares began public trading on 10/16/2001.  The current stock symbol on the TSX Venture Exchange in Toronto, Ontario, Canada is “GNG”.  The CUSIP number is 381059104.

The following table lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months the last eight fiscal quarters, and the last five fiscal years.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

Period Ended	Volume	High	Low	Closing
Monthly
2/29/2008	1,167,100	$0.31	$0.24	$0.31
1/31/2008	1,228,600	$0.37	$0.23	$0.32
12/31/2007	2,164,200	$0.37	$0.20	$0.32
11/30/2007	1,497,900	$0.45	$0.28	$0.35
10/31/2007	1,674,800	$0.35	$0.27	$0.30
9/30/2007	1,111,800	$0.35x	$0.28	$0.28
Quarterly
8/31/2007	2,839,000	$0.45	$0.25	$0.29
5/31/2007	3,058,300	$0.54	$0.38	$0.38
2/28/2007	5,306,500	$0.49	$0.25	$0.41
11/30/2006	2,095,100	$0.40	$0.24	$0.32
8/31/2006	3,122,800	$0.45	$0.30	$0.35
5/31/2006	8,083,400	$0.70	$0.40	$0.42
2/28/2006	10,258,800	$0.63	$0.17	$0.61
11/30/2005	2,180,000	$0.25	$0.15	$0.17

Yearly
8/31/2007	13,298,900	$0.49	$0.24	$0.29
8/31/2006	23,673,000	$0.70	$0.15	$0.35
8/31/2005	9,882,700	$0.35	$0.14	$0.16
8/31/2004	26,998,900	$0.72	$0.23	$0.26
8/31/2003	5,519,100	$0.42	$0.14	$0.22

The Company’s common shares began trading on the Berlin Stock Exchange on 4/23/2004, with the trading symbol of “GGZ.BE”.  Total volume through 2/29/2008 was 98,200.  Prices ranged from euro$0.08 to euro$0.51; the closing price on 2/29/2008 was euro$0.16.

The Company’s common shares began trading on the Frankfurt Stock Exchange on 1/14/2004, with the trading symbol of “GGZ.F”.  Total volume through 2/29/2008 was 4,736,600.  Prices ranged from euro$0/09 to euro$9.50; the closing price on 2/29/2008 was euro$0.22.

The Company’s common shares began trading on the Munich-Stock Exchange on 1/17/2006, with the trading symbol of “GGZ.MU”.  Total volume through 2/29/2008 was 1,684,600.  Prices ranged from euro$0.17 to euro$0.47; the closing price on 2/29/2008 was euro$0.21.

The Company’s common shares began trading on the XETRA-Stock Exchange in Europe on 1/10/2006, with the trading symbol of “GGZ.DE”.  Total volume through 2/29/2008 was 84,700.  Prices ranged from euro$0.18 to euro$0.56; the closing price on 10/18/2007 (last trade) was euro$0.20.

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services Inc. [located at 510 Burrard Street, Vancouver, British Columbia Canada  V5K 1A1], the registrar and transfer agent for the common shares.

The authorized capital of Golden Goliath consists of an unlimited number of common shares without par value.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

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

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Corporations Act.  Unless the British Columbia Corporation Act or the Company's Articles of Incorporation or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the British Columbia Corporations Act contain provisions, which require a “special resolution” for effecting certain corporate actions.  Such a “special resolution” requires a two-third vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a “special resolution” include:

a.

Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b.

Giving financial assistance under certain circumstances;

c.

Certain conflicts of interest by Directors;

d.

Disposing of all/substantially all of Company's undertakings;

e.

Removing Director before expiration of his term of office;

f.

Certain alterations of share capital;

g.

Changing the Company name; and

h.

Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM #6E and Tables No. 4/5/6/7/8 for additional information.

Warrants

The following table lists share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  At 2/29/2008, there were 109 holders of the 18,352,726 share purchase warrants: 91 of whom were resident in Canada; three of whom were resident in the United States; and 15 international holders.  These warrants were issued in conjunction with private placements and are non-transferable.  Refer to ITEM #10.A.6. “History of Share Capital” and ITEM #5 “Financings” for additional details of the private placements.

Table No. 10

Share Purchase Warrants Outstanding

February 29, 2008

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
April 21, 2007	16,618,000	16,618,000	$0.45	$0.45	April 21, 2009
April 21, 2007	1,482,250	1,482,250	$0.45	$0.45	April 21, 2009
April 21, 2007	252,476	252,476	$0.45	$0.45	April 21, 2009

-----------------------------------------------------------------------------

Upon Golden Goliath’s shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice (in writing to warrant holders and via a news release).

______________________________________________________________________________

______________________________________________________________________________

9.A.6.    Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

The Company has no convertible securities.  Refer to ITEM #9.4.5. “Warrants” above for information about warrants outstanding.

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Canada and in Europe on the Berlin Stock Exchange, the Frankfurt Stock Exchange, the Munich Stock Exchange, and the XETRA Exchange.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

       --- Not Applicable ---

10.B.  Memorandum and Articles of Association

Refer to discussion in Form-20-F Registration Statement and amendments for more information about the Company’s articles.

10.C.  Material Contracts

       --- No Disclosure Necessary ---

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10.E., “Taxation” below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”.  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E  Taxation

The Company believes the following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a “U.S. Holder”) who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada – United States Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the Company’s capital stock was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the Company’s common shares at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits situated in Canada, rights to amounts computed by reference to the amount or value of production from such mineralization, certain other rights in respect of properties situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable years ended 7/31/2007 or 7/31/2006 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

This summary does not address potential tax effects relevant to our Company or those tax considerations that depend upon circumstances specific to each investor.  In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders.  Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our Company

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

       --- Not Applicable ---

10.H.  Documents on Display

The Company’s documents can be viewed at its Canadian office, located at:

 675 West Hastings Street, #711, Vancouver, British Columbia, Canada  V6B 1N2.  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”).  The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: Judiciary Plaza, 100 F Street NE, Washington, D.C.  20549.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a small business issuer, as defined in Section 240.12b-2; and thus, Item #11 is not applicable.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- Refer to ITEM #9, “Warrants”

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

          --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

          --- Not Applicable ---

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of two independent directors and the President/CEO, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

ITEM 16B.  CODE OF ETHICS

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes.  The Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the code; and accountability for adherence to the code.

ITEM 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Morgan & Company, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of Morgan & Company for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company are detailed below.

Fiscal year ended August 31, 2007 and 2006 Principal Accountant Fees and Services	Fiscal Year 2007	Fiscal Year 2006

Audit Fees	$30,000	$20,000
Audit Related Fees	0	0
Tax Fees	0	0
Total	$30,000	$20,000

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

           --- No Disclosure Necessary ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of Morgan & Company, Chartered Accountants included herein immediately preceding the audited consolidated financial statements.

Audited Financial

    Auditor's Report, dated 12/19/2007

    Consolidated Balance Sheets at 8/31/2007 and 8/31/2006

    Consolidated Statements of Operations and Deficit

      for the years ended 8/31/2007, 8/31/2006, and 8/31/2005

    Consolidated Statements of Cash Flows

      for the years ended 8/31/2007, 8/31/2006, and 8/31/2005

    Notes to Consolidated Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1.  Notice of Articles and Articles of Incorporation as currently in effect:

    Incorporated by reference to Form 20-FR Registration Statement, as amended

2.  Instruments defining the rights of holders of equity or debt securities being registered.

    --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:  No Disclosure Necessary

4.  Material Contracts:

    Incorporated by reference to Form 20-FR Registration Statement, as amended and Form 6-K’s

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries:                              Refer to ITEM #4.C.

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16B:       No Disclosure Necessary

12i:  Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

12ii: Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

13i.  Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code

13ii. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code

14.  Legal Opinion required by Instruction 3 of ITEM 7B:

     No Disclosure Necessary

15.  Additional Exhibits:

     Incorporated by reference to Form 20-FR Registration Statement, as amended and Form 6-K’s

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 and 2006

#

AUDITORS’ REPORT

To the Shareholders of

Golden Goliath Resources Ltd. (An Exploration Stage Company)

We have audited the consolidated balance sheets of Golden Goliath Resources Ltd. (an exploration stage company) as at August 31, 2007 and 2006, and the consolidated statements of loss and deficit, and cash flows for the years ended August 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2007 and 2006, and the results of its operations and its cash flows for the years ended August 31, 2007, 2006 and 2005, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“Morgan & Company”

December 19, 2007

Chartered Accountants

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS

	AUGUST
	2007	2006
		Restated (Note 3)
ASSETS
Current
Cash	$184,578	$134,632
Short-term investments (Note 4)	6,980,945	1,512,759
Accounts receivable (Note 5)	134,371	55,227
Prepaid expenses	22,546	10,163
	7,322,440	1,712,781
Exploration Advances	90,146	-
Mineral Property Acquisition Costs (Note 6)	334,773	334,773
Mineral Property Exploration Costs (Note 6)	3,428,250	2,638,679
Equipment (Note 7)	74,109	52,621
	$ 11,249,718	$4,738,854
LIABILITIES
Current Accounts payable and accrued liabilities	$264,403	$46,851
Employment Benefit Obligations	37,000	31,000
	301,403	77,851
SHAREHOLDERS’ EQUITY
Share Capital (Note 8)	18,905,829	11,916,774
Contributed Surplus (Note 8)	1,571,851	1,238,038
Deficit	(9,529,365)	(8,493,809)
	10,948,315	4,661,003
	$ 11,249,718	$4,738,854

Approved on behalf of the Board of Directors:

“J. Paul Sorbara”

“Stephen W. Pearce”

Director

Director

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	YEARS ENDED AUGUST 31
	2007	2006	2005
Expenses		Restated (Note 3)	Restated (Note 3)
Amortization	$12,653	$8,516	$6,618
Automobile	3,860	3,833	3,847
Foreign exchange loss (gain)	38,962	20,634	(3,080)
Loss(gain) on sale of equipment	-	374	(3,869)
Management fees	120,000	120,000	120,000
Office and general	163,024	76,485	58,826
Professional fees	52,215	29,794	30,850
Investor relations	31,805	-	-
Rent and utilities	68,256	62,258	60,167
Transfer agent and filing fees	80,869	27,220	27,958
Travel	24,638	18,818	13,501
Stock based compensation	333,813	610,764	127,087
Wages and benefits	222,653	198,372	172,349
Write down of mineral properties	-	-	490,011
Loss before Interest Income	(1,152,748)	(1,177,068)	(1,104,265)
Interest Income	117,192	40,694	29,329
Net Loss for the Year	(1,035,556)	(1,136,374)	(1,074,936)
Deficit, Beginning of Year	(8,493,809)	(7,357,435)	(6,282,499)
Deficit, End of Year	$(9,529,365)	$(8,493,809)	$(7,357,435)
Loss per Share – Basic and Diluted	$(0.02)	$(0.03)	$(0.03)
Weighted Average Number of Shares Outstanding – Basic and diluted	49,092,397	39,937,319	37,242,902

The accompanying notes are integral part of these consolidated financial statements

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED AUGUST 31
	2007	2006	2005
Cash Provided By (Used For)		Restated (Note 3)	Restated (Note 3)
Operating Activities
Net loss for the year	$(1,035,556)	$(1,136,374)	$(1,074,936)
Items not affecting cash:
Stock based compensation	333,813	610,764	127,087
Loss (gain) on disposal of equipment	-	374	(3,869)
Amortization	12,653	8,516	6,618
Write down of mineral properties	-	-	490,011
Changes in non-cash operating assets and liabilities:
Accounts receivable	(79,144)	(7,308)	(27,218)
Accounts payable and accrued liabilities	7,729	(11,542)	(5,387)
Prepaid expenses	(12,383)	(483)	(6,180)
Employment benefit obligations	6,000	3,000	4,000
	(766,888)	(533,053)	(489,874)
Investing Activities
Exploration advances	(90,146)	-	-
Expenditures on mineral properties	(579,748)	(659,591)	(448,271)
Purchase of short-term investments	(7,630,945)	(1,512,759)	(988,160)
Proceeds from redemption of short-term investments	2,162,759	988,160	802,789
Purchase of equipment	(34,141)	(22,245)	(28,353)
Proceeds from sale of equipment	-	6,067	7,717
	(6,172,221)	(1,200,368)	(654,278)
Financing Activities
Share issuances	7,367,200	1,925,075	2,778
Share issue costs	(378,145)	(121,658)	-
	6,989,055	1,803,417	2,778
Increase (Decrease) in Cash	49,946	69,996	(1,141,374)
Cash, Beginning of Year	134,632	64,636	1,206,010
Cash, End of Year	$184,578	$134,632	$64,636
Supplementary Disclosure of Non-Cash
Investing and Financing Activities:
Shares issued for agent’s commission	$100,990	$15,750	$ -

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

1.

NATURE OF OPERATIONS

Golden Goliath Resources Ltd. (the “Company”) was incorporated under the Company Act of British Columbia on June 12, 1996. The Company is a public company listed on the Toronto Stock Venture Exchange (the “TSX.V” ), trading under the “GNG” symbol.

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

2.

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) as prescribed by The Canadian Institute of Chartered Accountants (“CICA” ).

a)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Delta S.A. de C.V. of Mexico, and 4247 Investments Ltd. of British Columbia. Significant inter-company balances and transactions have been eliminated on consolidation.

b)

Variable Interest Entities

The CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, to provide accounting guidance related to variable interest entities (“VIE”). A VIE is an entity in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company has determined that it does not have a primary beneficiary interest in a VIE.

c)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management’s knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)

Use of Estimates (Continued)

Significant areas requiring the use of management estimates relate to the identification and capitalization of exploration costs, determination of impairment in the carrying values for long-lived assets, the existence of contingent assets and liabilities, amounts recorded for related party transactions and balances, asset retirement obligations and stock-based compensation valuations. Management reviews significant estimates on a periodic basis and, when changes in estimates are necessary, makes adjustments prospectively.

d)

Financial Instruments

The Company’s financial instruments comprise cash, short-term investments, accounts receivable, exploration advances, accounts payable and accrued liabilities, and employment benefits obligations. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from the financial instruments. The fair value of the financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is affected by changes between its reporting and foreign functional currencies. The Company monitors its foreign currency balances to mitigate these risks.

e)

Foreign Currency Translation

The Company’s reporting currency is the Canadian dollar. Transactions in United States (“US”) and Mexican (“MXN”) foreign currencies have been translated into Canadian dollars using the temporal method as follows:

i)

Monetary items at the rate prevailing at the balance sheet date;

ii)

Non-monetary items at the historical exchange rate;

iii)

Revenues and expenses at the average rate in effect during the applicable accounting period; and

iv)

Gains or losses arising on foreign currency translation are included in the statements of loss and deficit.

f)

Cash and Cash Equivalents

Cash includes cash on hand, cash held in trust and demand deposits. Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash which are subject to insignificant risk of change and have maturities of 90 days or less from the date of acquisition, held for the purpose of meeting short-term cash commitments rather than for investing or other purposes. The Company did not have cash equivalents as of August 31, 2007 and 2006.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)

Short-Term Investments

Short-term investments are carried at cost which approximates fair value.

h)

Mineral Property Costs

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred and capitalized until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned. Amounts shown for the mineral property acquisition exploration costs represent costs incurred and are not intended to reflect present or future values.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of permits and the potential for problems arising from government conveyance accuracy, prior unregistered agreements or transfers, indigenous land claims, confirmation of physical boundaries, and title may be affected by undetected defects. The Company does not carry title insurance. The Company has evaluated title to all of its mineral properties and believes, to the best of its knowledge, that evidence of title is adequate and acceptable given the current stage of exploration.

i)

Equipment

Equipment is recorded at cost and amortized on a straight-line basis over their estimated useful lives at the following rates:

Equipment	10%-25%
Vehicles	25%

j)

Employee Future Benefits

The cost of retirement benefits and other benefit obligations are recognized over the period in which the employee renders services in return for the benefit.

k)

Impairment of Long-Lived Assets

Long-lived assets include the carrying values of mineral properties and equipment. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

l)

Asset Retirement Obligations

The Company applies CICA accounting standard 3110 – “Asset Retirement Obligations” to account for the obligations to reclaim and remediate the mineral properties. Under the standard, the estimated fair value of the legal obligations are recognized in the period incurred, at the net present value of the cash flows required to settle the future obligations. A corresponding amount is capitalized to the related asset. Asset retirement obligations are subject to accretion over time for increases in the fair value of the liabilities.

As of August 31, 2007, the Company had determined that there were no significant legal obligations for reclamation and remediation costs. The Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period estimates are revised.

m)

Share Capital

i)

Non-monetary consideration – The fair value of the shares issued is based on the trading price of those shares on the TSX.V on the grant date determined by the Board of Directors. Agent’s warrants, stock options and other equity instruments issued in non-monetary transactions are recorded at fair value determined by management using the Black-Scholes option pricing model.

ii)

Stock based compensation – Compensatory stock option transactions with directors, officers, employees and outside consultants are charged to operations or capitalized to mineral properties with an offsetting credit to contributed surplus. Stock options which vest immediately are recorded at the date of grant. Stock options issued to directors, officers and employees that vest over time are valued at the grant date and recorded using the straight line method over the vesting period. Stock options issued to outside consultants that vest over time are valued at the grant date and recorded using the straight line method over the vesting period and subsequently revalued and adjusted on each vesting date. Consideration received on the exercise of stock options together with the related portion previously recorded in contributed surplus is credited to share capital.

iii)

Share issuance costs – Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

n)

Earnings (Loss) Per Share

Earnings (loss) per share are calculated based on the weighted average number of shares outstanding. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and other similar instruments. Under this method, the dilutive effect on earnings per share is calculated to reflect the use of the proceeds that could be obtained upon the exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Basic and diluted losses per share are equal as the assumed conversion of outstanding options and warrants would be anti-dilutive.

o)

Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Valuation allowances are provided when unrecognized net future income tax assets are not more likely than not to be realized.

3.

RESTATEMENT OF FINANCIAL STATEMENTS

The Company has recorded a liability for estimated retirement and employee benefits payable to its Mexican employees in the amount of $51,000, comprised of a current portion of $14,000 and a long term portion of $37,000, as of August 31, 2007 (2006 - $43,000). The effects of the restatement on the balance sheet as of August 31, 2006 and on the consolidated statements of loss and deficit for the years ended August 31, 2006 and 2005 have been summarized as follows. There was no effect on the loss per share or on the consolidated statements of cash flows for the years ended August 31, 2006 and 2005 as previously reported.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

3. RESTATEMENT OF FINANCIAL STATEMENTS (Continued)

August 31 2006	As Previously Reported	Restatement	As Restated
ASSETS
Current	$1,712,781	$ -	$1,712,781
Mineral Property Acquisition Costs	334,773	-	334,773
Mineral Property Exploration Costs	2,638,679	-	2,638,679
Equipment	52,621	-	52,621
	$4,738,854	$ -	$4,738,854
LIABILITIES
Current	$34,851	$12,000	$46,851
Other Liabilities	-	31,000	31,000
	34,851	43,000	77,851
SHAREHOLDERS’ EQUITY
Share Capital	11,916,774	-	11,916,774
Contributed Surplus	1,238,038	-	1,238,038
Deficit	(8,450,809)	(43,000)	(8,493,809)
	4,704,003	(43,000)	4,661,003

	$4,738,854	$ -	$4,738,854

Year Ended	As Previously		As
August 31, 2006	Reported	Restatement	Restated
EXPENSES
Wages and benefits	$193,372	$5,000	$198,372
Loss before Interest Income	(1,172,068)	5,000	(1,177,068)
Interest Income	40,694	-	40,694
Net Loss for the Year	(1,131,374)	5,000	(1,136,374)
Deficit, Beginning of Year	(7,319,435)	38,000	(7,357,435)
Deficit, End of Year	$(8,450,809)	$43,000	$(8,493,809)

Year Ended	As Previously		As
August 31, 2005	Reported	Restatement	Restated

EXPENSES
Wages and benefits	$170,349	$2,000	$172,349
Loss before Interest Income	(1,102,265)	2,000	(1,104,265)
Interest Income	29,329	-	29,329
Net Loss for the Year	(1,072,936)	2,000	(1,074,936)
Deficit, Beginning of Year	(6,246,499)	36,000	(6,282,499)
Deficit, End of Year	$(7,319,435)	$38,000	$(7,357,435)

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

4.

SHORT-TERM INVESTMENTS

As at August 31, 2007, short–term investments in the amount of $6,980,945 (2006 - $1,512,759) were comprised of Canadian investments in guaranteed investment certificates with maturity dates between February 18, 2008 and May 15, 2008 and effective interest rates of 3.3% to 4.15% (2006 – 2.25% to 3.4%).

5.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	2007	2006

Sales taxes recoverable	$ 45,286	$ 27,804
Interest receivable	87,190	26,964
Other receivable	1,895	459
	$ 134,371	$ 55,227

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

6. DEFERRED MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

State of Chihuahua, Mexico

							LAS BOLAS TODOS
						BUFALO	SANTOS
						LA	LOS HILOS	NOPALERA
						HERMOSA	EL MANTO	FLOR DEL
	SAN				OTEROS	LA BARRANCA	DON LAZARO	TRIGO
	TIMOTEO	NUEVA	LA		LA	BECK	AMPLIACION	EL CARNARIO	TOTAL	TOTAL
	ORO LEON	UNION	REFORMA	CORONA	ESPERANZA	EL CHAMIZAL	LA VERDE	LA CRUZ	2007	2006
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Exploration costs
Assaying	44,447	-	-	-	-	-	11,447	-	55,894	124,923
Drilling	301,654	-	-	-	-	-	48,496	-	350,150	286,543
Geology and mapping	40,321	1,418	3,604	-	-	1,080	43,125	-	89,548	70,526
Property taxes and passage rights	2,321	298	7,588	6,291	2,311	9,391	2,761	17,678	48,639	38,483
Salaries	24,986	16,650	-	-	-	-	10,535	-	52.171	28,764
Travel	6,193	-	-	-	-	31	516	-	6,740	11,938
Road construction and site preparation	76,549	164		-	-		8,742	-	85,455	66,466
Miscellaneous	71,758	10,166	256	-	-	288	18,158	348	100,974	38,856
Current costs	568,229	28,696	11,448	6,291	2,311	10,790	143,780	18,026	789,571	666,499
Balance, beginning of year	784,405	26,695	474,358	22,489	7,178	12,409	1,325,554	320,364	2,973,452	2,306,953
Balance, end of year	$1,352,634	$55,391	$485,806	$28,780	$9,489	$23,199	$1,469,334	$338,390	$3,763,023	$2,973,452
Costs summary
Acquisition	$69,257	$ -	$75,000	$ -	$ -	$ -	$187,123	$3,393	$334,773	334,773
Exploration	$1,283,377	$55,391	$410,806	28,780	$9,489	$23,199	$1,282,211	$334,997	$3,428,250	2,638,679

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

6. MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

State of Chihuahua, Mexico

						BUFALO LA HERMOSA	LOS HILOS LAS BOLAS EL MANTO
	SAN				OTEROS	LA BARRANCA	DON LAZARO	NOPALERA
	TIMOTEO	NUEVA	LA		LA	BECK	AMPLIACION	FLOR DEL TRIGO	TOTAL	TOTAL
	ORO	UNION	REFORMA	Corona	ESPERANZA	EL CHAMIZAL	LA VERDE	EL CARNARIO	2006	2005
Acquisition costs	$ -	$ -	$-	$ -	$ -	$ -	$ -	$ -	$ -	$-
Exploration costs
Assaying	-	-	-	-	-	954	64,339	59,630	124,923	23,217
Drilling	-	-	-	-	-	-	184,127	102,416	286,543	104,071
Geology and mapping	-	106	5,125	-	-	1,269	51,314	12,712	70526	159,426
Property taxes and passage rights	840	296	6,000	5,180	1,291	9,242	2,130	13,504	38,483	79,520
Salaries	-	16,486	444	-	-	-	11,834	-	28,764	27,840
Travel	-	2,539	257	234	-	121	8,419	368	11,938	13,636
Road construction and site preparation	6,108	-	14,039	-	-	-	30,456	15,863	66,466	12,434
Miscellaneous	-	7,268	2,214	561	-	823	22,923	5,067	38,856	28,127
Current costs	6,948	26,695	28,079	5,975	1,291	12,409	375,542	209,560	666,499	448,271
Balance, beginning of year	777,457	-	446,279	16,514	5,887	-	950,012	110,805	2,306,953	2,348,693
		-		-	-	-	-	-	-	(490,011)
Balance, end of year	$ 784,405	$26,695	$474,358	22,489	7,178	$12,409	$1,325,554	$320,364	$2,973,452	2,306,953
Costs summary
Acquisition
Exploration	$69,257	$ -	$75,000	$ -	$ -	$ -	$187,123	$3,393	$334,773	334,773
	$ 715,148	$26,695	$399,358	$ 22,489	$ 7,178	$12,409	$1,138,431	$316,971	$2,638,679	1,972,180

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

6.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

The Company has an extensive property portfolio of mining concessions, acquired mainly through staking, in the Uruachic District of Mexico covering approximately 10,000 hectares. The Company has various net smelter returns on specific claims forming a part of the Company’s properties. The net smelter returns range from 1% to 3%, which have buyouts ranging from US$250,000 to US$2,000,000.

In April 2007, the Company signed an agreement to acquire the Todos Santos 50 hectare mining concession for approximately $25,000. In April 2007 and July 2007, the Company paid $9,754 to bring the property into good standing with the Mexican authorities and committed to pay $5,000 in October 2007 (paid) and $10,000 in October 2008 to complete the acquisition.

In May 2007, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 and 150,000 shares respectively to the Company over a period of three years from when the company lists its shares on a stock exchange.

7.

EQUIPMENT

		2007
	COST	ACCUMULATED AMORTIZATION	NET
Equipment	$ 59,643	$ 25,995	$ 33,648
Vehicles	57,145	16,684	40,461
	$ 116,788	$ 42,679	$ 74,109
		2006
	COST	ACCUMULATED AMORTIZATION	NET
Equipment	$43,846	$ 21,485	$ 22,361
Vehicles	38,801	8,541	30,260

	$ 82,647	$ 30,026	$ 52,621

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

8.

SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid
	NUMBER OF
	SHARES	AMOUNT
Balance, August 31, 2005	37,246,311	$10,086,377
Issued for options exercised at $0.25 per share	15,000	3,750
Issued for options exercised at $0.36 per share	25,000	9,000
Issued for warrants exercised at $0.55 per share	40,000	22,000
Issued for cash at $0.35 per share	4,000,000	1,400,000
Issued for agent’s commission	15,750	5,512
Issued for options exercised at $0.25 per share	50,000	12,500
Issued for options exercised at $0.30 per share	50,000	15,000
Issued for warrants exercised at $0.55 per share	841,500	462,825
Fair value of options allocated to shares on exercise	-	26,980
Fair value of agent’s warrants	-	80,013
Share issue costs	-	(207,183)
Balance, August 31, 2006	42,283,561	11,916,774
Issued for cash at $0.40 per share	16,618,000	6,647,200
Issued for warrants exercised at $0.45 per share	1,600,000	720,000
Issued for agent’s commission	252,476	100,990
Fair value of agent’s warrants	-	335,909
Share issue costs	-	(815,044)
Balance, August 31, 2007	60,754,037	$18,905,829

In April 2007, the Company closed a brokered private placement of 16,618,000 units at a price of $0.40 per unit. Each unit consisted of one share and one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.45 for each warrant. Once resale restrictions on the shares expire and upon the Company’s shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice. The Company’s agents received a commission of $378,145 in cash and 252,476 units, having the same terms as those issued pursuant to the private placement, and 1,482,250 agent’s warrants exercisable at $0.45 per share for two years valued at $335,909 (risk-free interest rate of 4.2%, dividend yield of Nil, volatility factor of 87%, an expected life of 2 years).

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

8.

SHARE CAPITAL (Continued)

In February 2006, the Company completed a brokered private placement of 4,000,000 units at a price of $0.35 per unit. Each unit consisted of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.45 for each whole warrant. Subsequently the warrants were extended until May 15, 2007. The Company’s agent received a cash commission of $106,487, 400,000 warrants valued at $80,013 (risk-free interest rate of 4.0%, dividend yield of Nil, volatility factor of 100%, expected life of 1 year) and 15,750 units.

a)

Outstanding Warrants

As at August 31, 2007, the Company had 18,352,726 share purchase warrants outstanding, exercisable at $0.45 until April 20, 2009.

A summary of changes in share purchase warrants since August 31, 2004 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, August 31, 2004	2,359,594	$ 0.40
Exercised	(11,111)	0.25
Expired	(948,483)	0.25
Balance, August 31, 2005	1,400,000	0.50
Granted	4,415,750	0.45
Exercised	(881,500)	0.55
Expired	(518,500)	0.43
Balance, August 31, 2006	4,415,750	0.45
Granted	18,352,726	0.45
Exercised	(1,600,000)	0.45
Expired	(2,815,750)	0.45
Balance, August 31, 2007	18,352,726	$ 0.45

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

8.

SHARE CAPITAL (Continued)

b)

Stock Options

A summary of changes in stock options since August 31, 2004 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, August 31, 2004	2,605,000	$ 0.28
Cancelled	(50,000)	0.35
Granted	765,000	0.30
Balance, August 31, 2005	3,320,000	0.33
Granted	2,275,000	0.36
Cancelled	(1,880,000)	0.25
Exercised	(140,000)	0.32
Balance, August 31, 2006	3,575,000	0.34
Granted	1,410,000	0.40
Balance, August 31, 2007	4,985,000	$ 0.36

The following summarizes information about stock options outstanding at August 31, 2007:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
WEIGHTED
	AVERAGE	WEIGHTED		WEIGHTED
NUMBER	REMAINING	AVERAGE	NUMBER	AVERAGE
OF	CONTRACTUAL	EXERCISE	OF	EXERCISE
OPTIONS	LIFE	PRICE	OPTIONS	PRICE

4,985,000	3.5 years	$0.36	4,940,000	$0.36

Stock based compensation on options granted in the year amounted to $333,813 (2006 - $610,764; 2005 - $127,087). The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.2% (2006 - 4.5%, 2005 – 3.5%), dividend yield of nil, volatility factor of 92% (2006 -96%, 2005 – 94%), and a weighted average expected life of the options of 5 years (2006 – 5 years, 2005 – 3 years).

In July 2007, the Company granted 1,075,000 incentive stock options to directors and officers of the Company, and 225,000 incentive stock options to employees of the company at a price of $0.40 per share, exercisable for a period of five years.

In July 2007, the Exchange approved an investor relations agreement entered into by the Company with a consultant, for a three month period, at a monthly fee of US$7,500 and 60,000 stock options (15,000 vested as of August 31, 2007) at a price of $0.42 per share. In October 2007, the contract was renewed for a six month term at US$7,500 per month and 120,000 stock options at a price of $0.31 per share.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

8.

SHARE CAPITAL (Continued)

c)

Contributed Surplus

The following table summarizes the Company’s Contributed Surplus:

Balance, August 31, 2005	$654,254
Stock options granted	610,764
Stock options exercised	(26,980)
Balance, August 31, 2006	1,238,038
Stock options granted	333,813
Balance, August 31, 2007	$ 1,571,851

9.

INCOME TAXES

The Company is subject to income taxes on its unconsolidated financial statements in Canada and Mexico. The consolidated provision for income taxes varies from the amount that would be computed from applying the combined statutory income tax rates to the net loss before taxes were approximately as follows:

	2007	2006	2005
Combined statutory tax rate	33%	33%	36%
Expected income tax recovery	$(339,000)	$ (377,000)	$(386,000)
Non-deductible differences	80,000	195,000	137,000
Effect of changes in tax rate	-	(182,000)	-
Unrecognized tax losses	259,000	364,000	249,000
Income tax provision	$ -	$ -	$ -

The significant components of the Company’s future income tax assets were approximately as follows:

	2007	2006
Mineral properties	$ 1,142,000	$ 867,000
Loss available for future periods	2,300,000	2,151,000
Share issue costs	156,000	42,000
Valuation allowance	(3,598,000)	(3,060,000)
Net future income tax asset	$ -	$ -

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

9.

INCOME TAXES (Continued)

The Company has Canadian and Mexican non-capital losses of approximately $7,308,000 which may be carried forward and applied against taxable income in future years. These losses expire as follows:

CANADA		MEXICO
2008	$502,000	2008	$236,000
2009	$608,000	2009	$74,000
2010	$578,000	2010	$425,000
2011	$322,000	2011	$343,000
2012	$ -	2012	$ 1,185, 000
2013	$ -	2013	$257,000
2014	$517,000	2014	$143,000
2015	$566,000	2015	$130,000
2026	$408,000	2016	$177,000
2027	$616,000	2017	$221,000
	$4,117,000		$ 3,191,000

10.

RELATED PARTY TRANSACTIONS

a)

Accounts payable and accrued liabilities include $3,382 (2006 - $ 3,382) due to a company controlled by a director.

b)

During the year ended August 31, 2007, the Company paid $120,000 (2006 – $120,000; 2005 - $120,000) recorded as management fees for geological and management services to a company controlled by a director.

c)

During the year ended August 31, 2007, the Company paid $ 55,682 (2006 -$42,452; 2005 - $36,351) in wages and benefits to two directors.

d)

During the year ended August 31, 2007, the Company paid $ 53,000 (2006- $42,000; 2005 - $42,000) in respect of office and administration costs to a management company controlled by a director of the Company.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

11.

SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration. All mineral properties are located in Mexico. All option proceeds are attributable to the Mexican mineral properties. Assets by geographic segment, at cost, are as follows:

August 31, 2007	CANADA	MEXICO	TOTAL

Current assets	$7,235,605	$86,835	$7,322,440
Equipment	$62,325	$11,784	$74,109
Mineral property costs	$ -	$3,763,023	$3,763,023
Total assets	$7,247,390	$4,002,328	$11,249,718
Interest income	$116,104	$1,088	$117,192
Net loss	$806,887	$228,669	$1,035,556
August 31, 2006
Current assets	$1,643,164	$69,617	$1,712,781
Equipment	$12,650	$39,971	$52,621
Mineral property costs	$ -	$2,973,452	$2,973,452
Total assets	$1,655,814	$3,083,040	$4,738,854
Interest income	$40,403	$291	$40,694
Net loss	$953,875	$182,499	$1,136,374

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) that differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). The major differences between Canadian and US GAAP, which affects the Company’s financial statements, are described below and the effect on the financial statements is summarized as follows:

Consolidated Balance Sheets

	August 31, 2007	August 31, 2006	August 31, 2005
ASSETS
Total Assets, Canadian GAAP	$11,249,718	$4,738,854	$3,462,681
Deferred Mineral Property Acquisition Cost (Note 12a)	(334,773)	(334,773)	(334,773)
Deferred Mineral Property Exploration Costs (Note 12a)	(3,428,250)	(2,638,679)	(1,972,180)
Total Assets, US GAAP	7,486,695	$1,765,402	$1,155,728
LIABILITIES
Total Liabilities, Canadian and US GAAP	$301,403	$77,851	$79,485
SHAREHOLDERS’ EQUITY
Share Capital and Contributed Surplus, Canadian and US GAAP	20,477,680	13,154,812	10,740,631
Deficit and Accumulated Other Comprehensive Income, US GAAP	(13,292,388)	(11,467,261)	(9,664,388)
Shareholders’ Equity, US GAAP	$7,185,292	$1,687,551	$1,076,243
	$7,486,695	$1,765,402	$1,155,728

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

Consolidated Statements of Loss and Deficit

	2007	2006	2005
Loss for the year under Canadian GAAP	$(1,035,556)	$ (1,136,374)	$ (1,074,936)
Foreign exchange loss (gain)	37,874	20,634	(3,080)
Deferred mineral property costs written off during the year for Canadian GAAP purposes	-	-	490,011
Mineral exploration expenditures	(789,571)	(666,499)	(448,271)
Loss under US GAAP	(1,787,253)	(1,782,239)	(1,036,276)
Comprehensive income
Foreign exchange translation adjustment	(38,962)	(20,634)	3,080
Comprehensive income (loss) under US
GAAP	$(1,826,215)	$ (1,802,873)	$ (1,033,196)
Weighted average number of common shares outstanding under US GAAP	49,092,397	39,937,319	37,242,902
Loss per share under US GAAP	$ (0.04)	$ (0.04)	$ (0.03)
Consolidated Statements of Cash Flows
	2007	2006	2005
Cash flows from operating activities
Under Canadian GAAP	$(766,888)	$(533,053)	$(489,874)
Mineral exploration expenditures
(Note 12a)	(579,748)	(659,591)	(448,271)
Cash used for operating activities under US GAAP	(1,346,636)	(1,192,644)	(938,145)
Cash flows from financing activities
Under Canadian and US GAAP	$6,989,055	$1,803,417	$2,778
Cash flows from investing activities
Under Canadian GAAP	$(6,172,221)	$(1,200,368)	$ (654,278)
Mineral exploration expenditures
(Note 12a)	579,748	659,591	448,271
Cash from (used in) investing activities under US GAAP	$(5,592,473)	$(540,777)	$(206,007)

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

a)

Acquisition of Mineral Properties and Capitalized Exploration Costs

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

b)

Exploration Stage Company

For US GAAP purposes, the Company is considered an exploration stage company. Under US GAAP exploration stage companies are required to disclose cumulative since inception to date summaries for each line item on the statements of loss and cash flow plus annual summaries of each component of shareholders’ equity since inception. Under Canadian GAAP the Company is not required to disclose this information. Cumulative since inception, information was not readily available and accordingly has not been presented.

c)

Other Comprehensive Income

US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in shareholders’ equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders’ equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

d)

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “Establishing the Fair Value Option for Financial Assets and Liabilities” (“SFAS No. 159”). SFAS No. 159 was to permit all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157, “Fair Value Measurements”. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. SFAS No. 159 also applies to eligible items existing at November 15, 2007 (or early adoption date). The Company is evaluating the impact of the adoption of SFAS No. 159 could have on the Company’s financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

d)

Recent Accounting Pronouncements (Continued)

September 2006 – Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The impact of adopting SAB No. 108 did not have a material effect on the consolidated financial statements.

13.

SUBSEQUENT EVENT

In September 2007, the Company optioned a 60% interest in La Cruz Property to a company which undertook to make cash payments to the Company totaling US $300,000 and spend US $450,000 on the property over a period of three years.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.

Registrant

Dated: March 14, 2008	Signed: /s/ J. Paul Sorbara
J. Paul Sorbara, President and Director