Form 20-F
period 2008-08-31
GOLDEN GOLIATH RESOURCES LTD
filed 2009-03-02
CIK 1127307

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended August 31, 2008

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number 000-31204

Golden Goliath Resources Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

675 West Hastings Street, #711, Vancouver, British Columbia  Canada  V6B 1N2

(Address of principal executive offices)

J. Paul Sorbara:: 604-682-2950; jps@goldengoliath.com; 675 West Hastings St. #711, Vancouver, BC  V6B 1N2

(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	60,934,037

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes [ ]	No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days

Yes [X]	No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one) Large accelerated filer [ ] Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:
U.S. GAAP [ ] International Financial Reporting Standards as issued by International Accounting Standards Board [ ]	Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:	Item 17 [X]	Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes [ ]	No [X]

Index to Exhibits on Page 59

.

GOLDEN GOLIATH RESOURCES LTD.

FORM 20-F ANNUAL REPORT

FISCAL 2008 ENDEDAUGUST 31, 2008

Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	58
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	58
Item 15	Controls and Procedures	58
Item 16	Reserved	59
Item 16A	Audit Committee Financial Expert	59
Item 16B	Code of Ethics	59
Item 16C	Principal Accountant Fees and Services	59
Item 16D	Exemptions from the Listing Standards for Audit Committee	59
Item 16E	Purchases of Equity Securities by the Company and Affiliated Purchasers	59

Part III
Item 17	Financial Statements	59
Item 18	Financial Statements	59
Item 19	Exhibits	59

INTRODUCTION

Golden Goliath Resources Ltd. is organized under the British Columbia Business Corporations Act.  In this Annual Report, the “Company”, “Golden Goliath, “we”, “our” and “us” refer to Golden Goliath Resources Ltd. and its subsidiaries (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report.  Our principal corporate offices are located at 675 West Hastings Street, #711, Vancouver, British Columbia, Canada  V6B 1N2.  Our telephone number is 604-682-2950.

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

There are no known proven reserves of minerals on Golden Goliath’s properties.  Golden Goliath does not have any commercially producing mines or sites, nor is Golden Goliath in the process of developing any commercial mines or sites.  Golden Goliath has not reported any revenue from operations since incorporation.  As such, Golden Goliath is defined as an “exploration-stage company”.  The Company is well capitalized with over $1.4 million in working capital at 11/30/2008 to fund the current exploration program, estimated at $0.5 million for Fiscal 2009.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2008/2007/2006 ended August 31st was derived from the consolidated financial statements of the Company that were audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.

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

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 1
Selected Financial Data

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	8/31/2008	8/31/2007	8/31/2006	8/31/2005	8/31/2004
Canadian GAAP
Sales Revenue	$0	$0	$0	$0	$0
Operating Income (Loss)	($821,077)	($1,035,556)	($1,136,374)	($1,072,936)	($1,636,189)
Net Income (Loss)	($821,077)	($1,035,556)	($1,136,374)	($1,072,936)	($1,631,004)
Basic/Diluted (Loss) Per Share	($0.01)	($0.02)	($0.03)	($0.03)	($0.05)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	60,875,845	49,092,397	39,937,319	37,242,902	30,596,312
Period-End Shares O/S	60,934,037	60,754,037	42,283,561	37,246,311	37,235,200
Working Capital	$2,427,739	$7,058,037	$1,677,930	$1,068,911	$1,988,129
Mineral Property Interests	$7,784,381	$3,763,023	$2,973,452	$2,306,953	$2,348,693
Long-Term Debt	$46,000	$37,000	$0	$0	$0
Shareholder’s Equity	$10,295,018	$10,948,315	$4,738,854	$3,421,196	$4,364,267
Total Assets	$10,795,721	$11,249,718	$4,661,003	$3,462,681	$4,409,139
US GAAP
Net Income (Loss)(1)	($4,858,895)	($1,787,253)	($1,782,239)	($1,034,276)
Net Income (Loss) Per Share	($0.08)	($0.04)	($0.04)	($0.03)
Mineral Property Interests	$0	$0	$0
Shareholders’ Equity	$2,510,637	$7,185,292	$1,687,551
Total Assets	$3,011,340	$7,486,695	$1,765,402

(1) FY2007 and FY2006 results restated during Fiscal 2008.

(2) Cumulative Net Loss to 8/31/2008 under USGAAP was ($18,134,823).

(3) Under SEC interpretation of US GAAP, exploration costs related to exploration-stage properties are expensed in the period incurred.

(4) Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

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

Table No. 2

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
January 2009		1.28	1.18	1.24
December 2008		1.30	1.20	1.22
November 2008		1.29	1.15	1.24
October 2008		1.27	1.06	1.22
September 2008		1.08	1.03	1.06
August 2008		1.07	1.03	1.06
Fiscal Year Ended 8/31/2008	1.00	1.07	0.92	1.06
Fiscal Year Ended 8/31/2007	1.17	1.19	1.04	1.06
Fiscal Year Ended 8/31/2006	1.15	1.20	1.10	1.12
Fiscal Year Ended 8/31/2005	1.23	1.31	1.18	1.19
Fiscal Year Ended 8/31/2004	1.30	1.39	1.27	1.31

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

Golden Goliath currently has 5,850,000 share purchase options outstanding and 18,352,726 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 60,934,037 (as of 1/31/2009) to 85,136,763.  This represents a potential increase of 40% in the number of shares issued and outstanding and would result in dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Golden Goliath’s Stockholders

Because the success of Golden Goliath is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  There are currently 5,850,000 share purchase options outstanding, which, if exercised, would result in an additional 5,850,000 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Golden Goliath Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital will result in dilution to existing shareholders”).

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

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Golden Goliath and Shareholders Could Find It Difficult to Sell Their Stock:

Golden Goliath’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Golden Goliath’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

Golden Goliath is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploring mineral properties, the nature of Golden Goliath’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Golden Goliath’s growth will depend, on the efforts of its Senior Management, particularly its: President/Director, J. Paul Sorbara; its CFO/Corporate Secretary, Stephen Pearce; Daniel Fermandez, a Director and Manager of a wholly-owned subsidiary, Minera Delta S.A. de C.V.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers:

It may be difficult to bring and enforce suits against Golden Goliath.  Golden Goliath is a corporation incorporated in the province of British Columbia under the British Columbia Business Corporations Act.  A substantial portion of Golden Goliath’s assets are located outside of the United States, predominately in Mexico and Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada, (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

As a “foreign private issuer”, Golden Goliath is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act. This could result in shareholders having less complete and timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

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

The authorized capital of Golden Goliath consists of an unlimited number of common shares without par value. At 8/31/2008, the end of the most recent fiscal year, there were 60,934,037 common shares issued and outstanding; and at 1/31/2009 there were 60,934,037 common shares issued and outstanding

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

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

Fiscal Year	Nature of Share Issuance	Number of Securities	Net Amount
Fiscal 2009	None to Date
Fiscal 2008	None
Fiscal 2007	Private Placement of Units	16,618,000	$6,647,200
Fiscal 2006	Private Placement of Units	4,000,000	$1,400,000
Fiscal 2004	Private Placement of Units	1,200,000	$540,000
Fiscal 2004	Private Placement of Units	200,000	$40,000

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2008	$3,566,852	Mineral Property Expenditures
Fiscal 2008	$0	Property Exploration Advances
Fiscal 2008	$54,314	Purchase of Capital Assets
Fiscal 2007	$579,748	Mineral Property Expenditures
Fiscal 2007	$90,146	Property Exploration Advances
Fiscal 2007	$28,353	Purchase of Capital Assets
Fiscal 2006	$659,591	Mineral Property Expenditures
Fiscal 2006	$22,245	Purchase of Capital Assets
Fiscal 2005	$448,271	Mineral Property Expenditures
Fiscal 2005	$20,636	Purchase of Capital Assets

Plan Of Operations

Source of Funds for Fiscal 2009 Ending 8/31/2009

The Company’s primary source of funds since incorporation has been through the issuance of equity.  As of 11/30/2008, the Company had working capital of $1.4 million.

Use of Funds for Fiscal 2009 Ending 8/31/2009

During Fiscal 2009, the Company estimates that it might expend approximately $0.5 million on general/administrative, investor-relations expenses, etc. During Fiscal 2009, the Company estimates that it might expend approximately $0.5 million on property exploration/development.

Anticipated Changes to Facilities/Employees

The Company has no current plans to add any additional personnel.  Management anticipates that any additional property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales

The Company has recorded no sales since incorporation.

At 8/31/2008, $8,031,503 in assets were located in Mexico, primarily mineral properties and $2,764,218 in assets were located in Canada, primarily current assets.

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

Fiscal 2008 Property Acquisition and Exploration

First Quarter: During September, October and November 2007, diamond drilling continued on the San Timoteo and La Reforma properties.  For most of this time two drills were working on each property.  Assay results were very slow in coming, and the results of drilling during this period were not available for release until January 2008.  With the drills themselves, there were no technical problems and core recovery was excellent.

The drill holes were collared in topographically high areas above the old San Martin mine on the San Timoteo property.  Drill holes ST-DD-07-4 & 8 were both drilled into the San Martin structure, 173 vertical meters above the main old San Martin Mine tunnel.  The old San Martin Mine ore was mined from a structure that was 800 meters long and 2.2 meters wide.  The San Martin Mine tunnel was developed at the lowest adit level and has not yet been drill tested below that level.  The high grade, near surface intercepts may be related to a larger polymetallic (Pb,Zn,Ag) vein system which displays dilational fissure and subsidiary vein arrays as mineralization controls.  These veins are typically galena-sphalerite dominant and multi-directional.  Metal zonation in polymetallic vein systems may be complicated by repeated activity and telescoping.  Dilatant structural environments may result in telescoping outwards of vein systems to form at considerable distances from intrusion metal sources.  Higher-grade mineralization commonly occurs within shoots along through-going structures.  Some of the deeper drill holes were planned to go under the 150-meter chargeability high and have intersected up to 200-meter-wide zones with sphalerite, galena and other sulphides.  Some of these holes were drilled into a porphyryitic dacite body with disseminated sulphides including galena, sphalerite and chalcopyrite, and others cut andesitic volcanics in contact with the intrusive.  The andesitic rocks include wide sections containing veins of massive galena and sphalerite, with blebs of chalcopyrite.  The system is strengthening with depth.  Drill hole ST-DD-07-10a was drilled to a depth of 505 meters, which was the maximum extent of the available drill rods.  The hole had to be stopped in strengthening mineralization, with polymetallic veins up to a centimeter wide hosted in andesitic volcanics adjacent to an intrusive dacite porphyry.

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

Second Quarter.  The Company has been conducting a program of exploratory   In March 2008, this program was expanded to include the Las Bolas property with most of this drilling taking place in third/fourth fiscal quarters of 2008.

During the months of December, January and February diamond drilling continued on the San Timoteo and La Reforma properties with two drills on San Timoteo and one drill on Reforma.  Assay results were very slow in coming during 2007, and the results of drilling during November 2008 and December 2008 and results were not available for release until January 2008.  In January 2008, the Company switched to a new lab for assays in order to get results more quickly.

The holes on the San Timoteo and La Reforma properties were collared in topographically high areas above the old San Martin mine on the San Timoteo property.  Drill holes ST-DD-07-4 & 8 were both drilled into the San Martin structure, 173 vertical meters above the main San Martin mine tunnel.  The San Martin mine tunnel was developed at the lowest adit level and has not yet been drill tested below that level.

The high grade, near surface intercepts may be related to a larger polymetallic (Pb,Zn,Ag) vein system  which displays dilational fissure and subsidiary vein arrays as mineralization controls.  These veins are typically galena-sphalerite dominant and multi-directional.  Metal zonation in polymetallic vein systems may be complicated by repeated activity and telescoping.  Dilatant structural environments may result in telescoping outwards of vein systems to form at considerable distances from intrusion metal sources.  Higher-grade mineralization commonly occurs within shoots along through-going structures.

Some of the deeper drill holes were planned to go under the 150-meter chargeability high and have intersected up to 200-meter-wide zones with sphalerite, galena and other sulphides.  Some of these holes were drilled into a porphyryitic dacite body with disseminated sulphides including galena, sphalerite and chalcopyrite, and others cut andesitic volcanics in contact with the intrusive.  The andesitic rocks include wide sections containing veins of massive galena and sphalerite, with blebs of chalcopyrite. The system is strengthening with depth.  Drill hole ST-DD-07-10a was drilled to a depth of 505 meters, which was the maximum extent of the available drill rods.  The hole had to be stopped in strengthening mineralization, with polymetallic veins up to a centimeter wide hosted in andesitic volcanics adjacent to an intrusive dacite porphyry.  The Company has started on an extension of the existing access road in order to drill from a lower topographic level and thereby continue testing this mineralization.  Additional drill rods have now been obtained by the drilling contractor, allowing for longer holes, over 600 meters.

An IP geophysical survey was planned for February 2008 on the San Timoteo II claim in order to overlap the old data and extend depth penetration in this important area.  This survey was delayed and actually started in late March.

The drill road network on San Timoteo was continued to the nearby mouth of the San Martin adit, in order to allow for drilling the extension of mineralization seen in Hole ST-DD-07-10a and to test beneath the old San Martin mine.

The San Martin mine mineralization may be related to the deeper polymetallic system as well as the near surface results in holes #4 and #8.  The Company believes that a large porphyry-type system may underlie the near surface gold and silver mineralization at San Timoteo.  The intrusive dacitic porphyry is mineralized as are the adjacent volcanic rocks.  Evidence seen in the core indicates that there were several episodes on mineralization and veining.  So far results have indicated that the intrusive porphyry and the polymetallic veining are of relatively low grade.

On the La Reforma property a series of shorter holes have tested the north central area of the property known as Pat’s Knob, as well as most of the Dickite Zone, without significant results.  Preliminary drilling of a chargeability high on the east side of La Reforma property yeilded core with similar disseminated sulphide mineralization, but of low grade.

In the southeast portion of La Reforma, an area referred to as the Red Ridge, three drill holes were completed in 2008.  Two of these holes yielded anomalous results, but the third and most promising hole is still missing assays.

In March 2008, the drill that had been working at La Reforma, which was under contract with a second operator, was moved to the Las Bolas property where it completed two short preliminary drill holes before being demobed.  One of the two drills at San Timoteo will be moved to Las Bolas in order to carry on with this drilling.

During the months of December, January and February, little work was performed by the Company on its other properties.  Comstock Capital was working during December, January and February on the Corona property, which it optioned from the Company.  Subsequently, Comstock completed its NI43-101 technical report by A.C.A. Howe International Limited and was preparing to file it with the TSX Venture Exchange.

The Company signed an option agreement on its La Cruz property with Pan American Silver’s Mexican subsidiary on September 25, 2007.  During the second fiscal quarter Pan American conducted a work program on La Cruz that included underground rehabilitation and sampling, geological mapping, surface geochemistry and geophysics as well as road rehabilitation.  The Company has been advised that drilling should start at La Cruz during the month of May 2008.

Third Quarter.  During the months of March, April and May, diamond drilling and underground rehabilitation and sampling continued on the San Timoteo with one diamond drill.  Diamond drilling was started on Las Bolas during the quarter.  Initially, the smaller diamond drill that had been used on the Company’s La Reforma property was tried at Las Bolas, but this machine proved unsuitable for the conditions.  Consequently, one of the two larger drills that were in use at San Timoteo was moved to Las Bolas and the smaller drill was demobilized.  On April 8, 2008, results from this work were released for the San Timoteo area.

Underground chip sampling in the San Martin tunnel on the San Timoteo property returned a 40-meter section with encouraging mineralization.  This section is located approximately 250 meters from the entrance to the tunnel in an area that contains old cross cuts, raises and an internal shaft.  The high-grade area, which is now undergoing more detailed mapping and sampling, is an irregular quartz rich, brecciated zone, with locally intense oxidation.

The newly discovered underground zone is approximately 90-meters northeast and 200-vertical meters below the collar of a drill hole ST-DD-07-8, which was reported in January 2008.  Several of the drill holes discussed in March 2008 are designed to further test and extend this near surface mineralized corridor have been completed, but no assays are yet available.  The spatial relationship to the near surface mineralized corridor and the high-grade tunnel zone is very encouraging.

In May 2008, the next batch of results for work in this area was released.  These results expanded the size and potential of the San Timoteo / San Martin Tunnel Zone considerably.  The new data builds on previously reported results and outlines a mineralized zone over 200 meters long.  Diamond drilling from the surface above the tunnel has outlined a second, perpendicular mineralized zone that is over 400 meters long.

The ST-DD-08-5 drill hole expands the known mineralized area by adding a perpendicular zone, while the ST-DD-08-7 hole adds additional depth and an additional eastern zone.

Zone A begins approximately 209 meters from the tunnel entrance with all three zones depicted in the graphic included below.  In addition to the above results, drill hole ST-DD-08-7, which undercut the tunnel about 100 meters from the entrance, returned encouraging gold mineralization.  This further expands the overall zone of gold mineralization by an additional 100 meters.

Zone B opens in 3 directions (North, South and vertically) whereas Zone C opens to the South and vertically.

In addition to the underground sampling results, diamond drill hole data also increased the size of the mineralized zone in and around the San Martin tunnel.  Drill hole ST-DD-08-5 is located approximately 450 meters horizontally southwest of Zone B in the San Martin tunnel and trends directly towards it.  This drill hole returned four mineralized intervals that lie approximately 50-to-75 meters above the tunnel assays.

Diamond drill hole ST-DD-08-7 undercut the eastern end of the San Martin tunnel, approximately 90 meters from the entrance.  This hole also encountered gold values that lie on the southern side of the tunnel.  This intersection lies approximately 40 meters vertically below the tunnel indicating that gold mineralization extends further than originally anticipated and is open to depth.

The area between drill hole ST-DD-08-5 and the west end of the San Martin tunnel hosts the near surface silver and gold mineralization from the 2006/2007 shallow drilling program reported earlier.  These mineralization values were found 125 vertical meters above the tunnel assays.

The combination of the Zone C tunnel assays, the near surface mineralization and the ST-DD-08-5 results define a zone that measures approximately 450 meters long, by 50 meters wide, with a vertical extent down to the tunnel level of 125 meters.

In May 2008, the first results were released from the Company’s recent work on the Las Bolas property, which lies about 5.5 kilometers southwest of San Timoteo.  This work was also very positive and essentially opened a second discovery front within the Uruachic mining camp.

A previously unknown old mine working was uncovered and rehabilitated.  This new tunnel, called Frijolar II, is located approximately 175 meters south of the Arbolito shaft and has been opened for a length of 72 meters.  During rehabilitation an obvious mineralized zone and a second sub-level was exposed where detailed chip sampling was conducted.  Some of the samples were also highly anomalous in gold.  This new zone, along with many others, will be drill tested as part of the current program.  The Frijolar II tunnel lies about 175 meters from Frijolar I.

In addition to Frijolar II, another new underground zone connected to the extensive Las Bolas mine was also uncovered, rehabilitated and sampled.  This zone lies about 225 meters northwest of Frijolar II and about 200 meters west of the Arbolito shaft.

The underground rehabilitation program is currently focused on the El Manto mine.  The El Manto mine lies at least 800 meters west of the Arbolito shaft and about 400 vertical meters below its collar, demonstrating that mineralization at the Las Bolas property extends over a very large area and has a large vertical extent.

In addition to the underground rehabilitation, diamond drilling is also underway at Las Bolas, with the hole currently in progress (number 5 for this year) targeting the area underneath the El Manto mine.  No assays have yet been received for these third and fourth drill holes.  These two holes lie approximately 150 meters from previous reverse circulation holes 2006-10b and 2006-10c, which both had significant results despite poor recoveries.  These holes show that mineralization associated with the El Manto mine may be widespread and, more importantly, they show that the overall vertical and horizontal extent of precious metal mineralization on the Las Bolas property is very large, measuring at least 400 meters vertical and 900 meters horizontal.

The first two drill holes were tests by the drill company that drilled the La Reforma property, which had a smaller, man portable drill.  These two holes were spotted to test beneath another large underground zone lying between the Las Bolas and Gambusino workings, that was sampled in early 2007.

That zone returned both silver and gold mineralization over a total chip sample length of 183 meters.  Both drill holes had excellent recoveries of almost 100%, but drilling was extremely slow and neither of them reached their target depths of 250 meters and the small drill was demobilized in favor of the larger drill now at work.  The first drill hole (LB-DD-08-1) reached a total depth of 107.7 meters.  The second hole (LB-DD-08-2) reached a depth of only 88.45 meters.  However, this hole, despite the fact that it did not reach the area below the high-grade workings, did return silver mineralization.  This appears to be an up-dip extension of the mineralization in the working and is very encouraging.

In addition to the excellent values, these results support the Company’s theory that earlier reverse circulation drilling, which averaged only about 50% recovery, often did not return fine grained precious metal mineralization hosted within clay alteration.  The Company is therefore also encouraged that the current diamond drilling will be much more successful than the earlier reverse circulation work.

During the months of March April and May, little work was performed by the Company on its other properties.  Comstock Capital continued work on the Corona property, which it optioned from the Company.  Subsequently, Comstock completed its NI43-101 technical report by A.C.A. Howe International Limited and was preparing to file it with the TSX Venture Exchange.  The Company signed an option agreement on its La Cruz property with Pan American Silver’s Mexican subsidiary on September 25, 2007.  During the second fiscal quarter Pan American conducted a work program on La Cruz that included underground rehabilitation and sampling, geological mapping, surface geochemistry and geophysics as well as road rehabilitation.  The Company was advised that drilling would start at La Cruz during May 2008.

Fourth Quarter.  During the months of June, July and August 2008, diamond drilling along with underground rehabilitation and sampling, road building and road cut sampling continued on the San Timoteo and Las Bolas properties.  In addition, the Company commissioned an Advanced Spaceborne Thermal Emission and Reflection Radiometer (ASTER) survey of the Uruachic mining camp by Ward E. Kilby P.Geo of Cal Data Ltd., Kelowna, BC.  The ASTER survey identified target zones containing kaolinite and ammoniated minerals, including buddingtonite.  These minerals are very strong indicators of hydrothermal alteration similar to that found in highly auriferous regions of the Carlin Trend.  The largest and strongest target was found to be located several hundred meters north of the San Martin tunnel on the Company’s San Timoteo II claim.

The results of an Induced Polarization (IP) geophysical study conducted on the San Timoteo II claim earlier in the year were also received during this quarter.  The IP survey also indentified drill targets in this area.

By the end of July 2008, Golden Goliath had drilled 5,783.1 meters in 21 diamond drill holes on the San Timoteo property, mostly focused around the old San Martin tunnel.  Apart from drilling, results were returned from direct underground sampling within the San Martin tunnel.

During the quarter ending August 31st, encouraging results were returned from the Las Bolas property, with an entirely new, high-grade target being developed in the area of the old El Manto mine on the western side of the property.  This target comprises extensive carbonaceous and dark lutite manto-like units that can carry extremely high silver and gold grades.

The Company was particularly encouraged with intercept in drill hole BD-08-3.  This intercept is a fine grained, carbonaceous, lutite with intercalated graphite and is a manto-like unit at a depth of approximately 160 meters that is similar to gold bearing rocks in the Carlin trend in Nevada.  A second manto layer was also encountered in this hole at a depth of approximately 95 meters.  These units have been intercepted with thicknesses up to four meters in subsequent holes over a 700-meter area.  This important and promising area coincides with an IP chargeablity anomaly at 150-meter depth that is spread over approximately 1,033-meter long and 533-meter wide and is open to the north.

During 2007 and early 2008, the Company also carried out diamond drilling, assaying and road building on the La Reforma property.  Drilling targets included both geophysical and geochemical anomalies across the property.  Including 2007 and 2008 the Company drilled a total of 25 diamond-drill holes totaling 5,443.94 meters on the La Reforma property.  The last three of the 2008 holes intersected anomalous mineral horizons up to 32 meters wide.  The source of this mineralization is believed to be a nearby intrusive body.  The Company is encouraged with these results, which warrant further follow up work including detailed geological mapping, geochemical sampling and further drilling.

During the months of June July and August, little work was performed by the Company on its other properties. Comstock Capital continued work on the Corona property, which it optioned from the Company.  Subsequently, Comstock completed its NI43-101 technical report by A.C.A. Howe International Limited and filed it with the TSX Venture Exchange.  On August 14th, the Company received notice from Pan American Silver’s Mexican subsidiary, Minera Corner Bay S.A. de C.V. that it was dropping its option on Golden Goliath’s La Cruz property.  Minera Corner Bay had encouraging surface work but only limited success in several diamond drill holes.

Fiscal 2007 Property Acquisition and Exploration

Since March 2007, the Company has been drilling on its San Timoteo property and commenced drilling on the La Reforma property in September 2007.  The Company also completed an option agreement with Pan American Silver on Golden Goliath’s La Cruz property in September 2007.

Las Bolas Property

In March 2007, the Company received assay results from additional sampling of underground workings on its Las Bolas property.  These latest values came from three different areas, all of which are outside of the recently announced newly opened underground zone (herein called the “New High Grade Zone” or NHGZ).  Two of these newly sampled areas lie below the New High Grade Zone, along the Las Bolas mine workings.  The first of these two zones occurs about 50 meters vertically below and 150 meters west of the NHGZ.  Twelve contiguous chip samples taken from this 15 meter stretch of the Las Bolas mine returned gold and silver mineralization.  The second of the newly sampled Las Bolas working zones also occurs about 50 meters below the NHGZ, but extends about 25 meters further to the east.  The third area of new results lies just above and some 50 meters to the west of the NHGZ in an extension of the Gambusino mine workings.  A total of 28 meters of chip samples were collected from these non-linear workings.

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

On the Nopalera claim, the originally planned drilling program included only four-to-six holes designed to test IP anomalies.  The limited number of holes was due in large part to the uncertainty regarding the Caterpillar being able to construct drill access roads and pads on the topographically irregular south slope of the claim where the old mine workings are located.  As the road building progressed the Caterpillar operator was able to do much more than originally expected, and access to new target areas was established.  In addition, the new rock exposure that the Caterpillar was uncovering was visually very encouraging, with intense alteration and several generations of quartz flooding.  This newly exposed geology looked extremely promising from the viewpoint of potential silver and gold mineralization.  Consequently the number of planned drill holes initially was increased to nine holes.  As road building progressed and the drilling started, the chips being logged also looked very promising.  The number of holes was then increased to thirteen and ultimately to 21 holes totaling 3,033 meters.

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

Drilling at Nopalera showed that the rocks are intensely silicified, with small quartz and quartzcalcite veinlets.  Quartz of several generations and colors is common as is disseminated to massive pyrite, traces of other sulphides and iron oxides.  The rocks are highly anomalous in gold and locally in silver as well.  The gold/silver metal ratios, as well as the geology, show that this is a completely different mineralized system than exists five kilometers to the west side of the property, which is predominantly silver rich.  The fact that precious metal mineralization is found within both volcanic extrusive rocks and altered dioritic intrusives is considered significant with respect to metallogenesis and the potential size of the system.  The most significant gold and silver mineralization encountered during the drilling program at Nopalera was obtained from NRC06-5 from 13.725-meters to 50.325-meters.  This intersection is located in the structure found in the old mine working located about 100 meters to the southwest.  Drilling has demonstrated that the rocks in the Nopalera area have undergone intense hydrothermal alteration typically associated with the formation of gold and silver mineralization.  In particular, the widespread occurrence of siliceous and locally vuggy dykes and cap rock suggest that acid leaching and silica replacement associated with gold and silver.  Management concludes that mineralization is structurally controlled and associated with the emplacement of rhyolite and quartz dykes and epithermal solutions.

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

During Fiscal 2008, the Company expended the majority of its exploration efforts and funds on the San Timoteo, La Reforma, and Las Bolas – Los Hilos properties.  During Fiscal 2007, the Company expended the majority of its exploration efforts and funds on the San Timoteo property.  During Fiscal 2006 and 2005, the Company expended the majority of its exploration efforts and funds on the Las Bolas – Los Hilos property.

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

Uruachic Mining Camp Properties

The Company acquired its 100% interest in the seven Uruachic Mining Camp properties and the Chamizal Property, partially as a result of a default on a promissory held by Golden Goliath from Minera Uruachic S.A. de C.V. (“Minera Uruachic”).  Minera Uruachic originally purchased certain claims from local residents.  Minera Uruachic is a related company to Golden Goliath in that it is controlled by J. Paul Sorbara, the President/Director of Golden Goliath and Daniel Nofrietta Fernandez, a Director of Golden Goliath.

The town of Uruachic is located in the northwestern part of Chihuahua State, some 60 kilometers south of the main highway connecting the cities of Chihuahua and Hermosillo, Sonora.  A secondary road leads from the highway to the waterfalls at Basaseachic and then continues south for a further 45 kilometers to Uruachic.  The geographic (Google Earth) coordinates for the town are: 27° 52’ 06” North and 108° 12’ 52” West.

The Uruachic district is located approximately 250 kilometers southwest of the city of Chihuahua.  The town of Uruachic of 1,000 people is located in the approximate center of the project area.  Access to the area is via a paved highway from the city of Chihuahua to Las Estrellas, then via a gravel road to the project area.  Total travel time from Chihuahua is about six hours.  Local services, such as gasoline and food, are available in Uruachic.  Power lines run from Las Estrellas to Uruachic.

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

Figure No. 3

Uruachic Mining Camp Map

San Timoteo Property.  The San Timoteo property includes several claims, which total 793 hectares.  These are San Timoteo, San Timoteo II, Oro Leon, Las Trojas and Bufalo B.

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

Corona Property.  The Corona property consists of six claims that total 850 hectares (2,100 acres): Corona, Corona II, Corona III, Corona Norte, Corona Sur and La Esperanza. Corona along with the El Chamizal property have been optioned to Comstock Capital. The agreement grants Comstock Capital the right to earn a 60% interest in the property. In order to exercise the option, Comstock Capital shall spend $500,000 in work expenditures on the Corona Property over a period of three years or less and also issue a total of 150,000 shares to Golden Goliath once the company goes public over three years.  25,000 shares to be issued on listing on a stock exchange, 50,000 shares on the date which is 12 months after the date of listing and 75,000 shares on the date which is 24 months after listing.  Once Comstock Capital has earned its interest a joint venture will be formed.

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

Under the terms of the option agreement, Pan American Silver Corp’s Mexican subsidiary, Minera Corner Bay S.A. de C.V., has the right to earn a 60% interest in La Cruz by making cash payments totaling US$300,000 and spending US$450,000 on the property over a period of three years.  The property will consist of: the Company’s La Cruz Property; additional ground staked around the La Cruz Property; and the La Cruzada Property for which Pan American’s subsidiary already has an option.  Golden Goliath will be responsible for 25% of the costs associated with La Cruzada Property.  Upon Minera Corner Bay exercising its option, a 60/40 joint venture would proceed on the La Cruz and newly staked grounds, with Pan American having the right to earn an additional 15% by completing a feasibility study.  This agreement has since been terminated with the La Cruz property being returned to the Company.

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

Preliminary work by the Company’s geologists included taking 17 chip samples across widths ranging from 1.0 meters to 2.5 meters and averaging 1.75 meters.

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

The Chamizal property, which is outside of the Uruachic camp and the Sierra Madre Occidental, has not had extensive exploration work to date.  Surface and underground mapping, as well as preliminary geochemical sampling has been conducted, but no geophysical surveys have been completed.  Chamizal along with the Corona property have been optioned to Comstock Capital. The agreement grants Comstock Capital the right to earn a 60% interest in the property. In order to exercise the option, Comstock Capital shall spend $200,000 in work expenditures on the El Chamizal Property over a period of three years or less and also issue a total of 150,000 shares to Golden Goliath once the company goes public over three years.  25,000 shares to be issued on listing on a stock exchange, 50,000 shares on the date which is 12 months after the date of listing and 75,000 shares on the date which is 24 months after listing.  Once Comstock Capital has earned its interest a joint venture will be formed.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 8/31/2008, 8/31/2007, and 8/31/2006 should be read in conjunction with the financial statements of the Company and the notes thereto.

Selected Annual Data

	Year Ended August 31 2008	Year Ended August 31 2007	Year Ended August 31 2006
Sales Revenue	$0	$0	$0
Net Income (loss)	($821,077)	($1,035,556)	($1,136,374)
Basic and Diluted (loss) EPS	($0.01)	($0.02)	($0.03)
Weighted Avg. No. Shares Outstanding	60,875,845	49,092,397	39,937,319
Working Capital	$2,437,739	$7,058,037	$1,677,930
Mineral Property Interests	$7,784,381	$3,763,023	$2,973,452
Shareholders Equity	$10,295,018	$10,948,315	$4,704,003
Total Assets	$10,795,721	$11,249,718	$4,738,854

General/Administrative cash expenses, and thus losses, have risen in the last several years; from $466,410 in FY2004 to $821,077 in FY2008.  Such expenses span the full gamut of corporate activities as the Company ramped up exploration activities and corporate structure.  Losses were increased in FY2005 by a write-down of mineral properties; and in all years by the non-cash income statement line item for “stock-based compensation”.  Stock-based Compensation has declined in both FY2007 and FY2008.

Summary of Quarterly Results

Net (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009	($182,506)
Fiscal 2008	($166,814)	($337,038)	($221,738)	($95,487)
Fiscal 2007	($159,770)	($171,367)	($250,015)	($454,404)
Fiscal 2006	($135,689)	($169,953)	($111,493)	($719,251)

EPS (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009	($0.00)
Fiscal 2008	($0.00)	($0.01)	($0.00)	($0.00)
Fiscal 2007	($0.00)	($0.00)	($0.00)	($0.01)
Fiscal 2006	($0.01)	($0.01)	($0.00)	($0.02)

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

Fiscal 2008 Ended August 31, 2008 vs. Fiscal 2007

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

Operating expenses for Fiscal 2008 were down 9% at $1,030,761 versus $1,152,748 for last year.  The line item, “stock-based compensation”, fell over 70% to $122,780 (2007 = $333,813); the stock based compensation expense is related to the Company granting options during the year; while all the options were granted at the market price, the Company is required to expense the options when they are granted according the Black & Scholes Option Pricing Model.  Wages/Benefits expenses rose 19% to $265,076 because the Company added personnel mid-FY2007.  Investor Relations expenses were $172,625 (2007 = $135,861) as the Company hired two firms to revamp the Company’s website and image, produce video presentations for investor information, increase awareness of the Company in Europe and the United States which included attending additional conferences. This also added to the FY2008 travel expenses; these expenditures have since been significantly reduced.  Management Fees were unchanged at $120,000.  There was a decrease of $55,422 in foreign exchange expense due to the increased value of the Canadian dollar against the Mexican peso.

Interest Income more than doubled to $209,684 (2006 = $117,192) as the Company had more funds on hand than last year.

Net Loss for Fiscal 2008 was ($821,077) or ($0.01) per share.  Net Loss for Fiscal 2006 was ($1,035,556) or ($0.02) per share.  Weighted Average Number of Shares increased to 60.9 million from 49.1 million.

Liquidity and Capital Resources

At 8/31/2008, the Company had working capital of $2,427,739 compared to its 8/31/2007 working capital of $7,058,037.  There was a reduction of $4,439,998 in current assets as the Company was completing an aggressive exploration program during the past year that consumed a lot of the cash and resulted in an increase of $4,021,358 in deferred mineral property exploration costs.  The Company is able to meet its ongoing financial obligations at this time.

Cash Used by Fiscal 2008 Operating Activities totaled ($910,581), including the ($821,077) Net Loss.  Significant adjustments included $122,780 in stock-based compensation, and ($231,980) in changes in non-cash working capital balances related to operations”.  Cash Used in Fiscal 2008 Investing Activities was ($800,834): $4,422,000 from “redemption of short-term investments” and ($3,566,852) for “expenditures on mineral properties”.  Cash provided from Fiscal 2007 Financing Activities was $45,000, from the exercise of stock options.

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

Operating expenses for Fiscal 2007 were basically flat at $1,152,748 versus $1,177,068 for last year.  The line item, “stock-based compensation”, fell in half to $333,813 (2006 = $610,754); the stock based compensation expense is related to the Company granting options during the year; while all the options were granted at the market price, the Company is required to expense the options when they are granted according the Black & Scholes Option Pricing Model.  Wages/Benefits expenses rose 12% to $222,653 because the Company added personnel.  Office/General expenses fell to $52,497 (2006 = $76,485) as the Company hired additional staff, expanded offices, commenced an advertising campaign, and operations ramped up for an extensive drilling program.  Management Fees were unchanged at $120,000.  Transfer Agent/Filing Fees tripled to $80,869 related to the costs associated with the April 2007 private placement.  Investor Relations expenses were $135,861 (2006 = $nil) as the Company hired two firms to increase investor awareness and help build the name of Golden Goliath.

Interest Income more than doubled to $117,192 (2006 = $40,694) as the Company had more funds on hand than last year.

Net Loss for Fiscal 2007 was ($1,035,556) or ($0.02) per share.  Net Loss for Fiscal 2006 was ($1,136,374) or ($0.03) per share.  Weighted Average Number of Shares increased to 49.1 million from 39.9 million.

Liquidity and Capital Resources

At 8/31/2007, the Company had working capital of $7,058,037 compared to its 8/31/2006 working capital of $1,677,930.  The completion of an April 2007 private placement significantly added to short-term investments.  The Company is able to meet its ongoing financial obligations at this time.

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

Operating expenses for Fiscal 2006 rose to $1,177,068 versus $1,104,265 for Fiscal 2005 and $1,801,776 for Fiscal 2004.  The line item, “stock-based compensation”, quadrupled to $610,764 (2005 = $127,087; 2004 = $165.667); the stock based compensation expense is related to the Company granting options during the year; while all the options were granted at the market price, the Company is required to expense the options when they are granted according the Black & Scholes Option Pricing Model.  Wages/Benefits expenses were basically flat at $198,372 (2005 = $172,349; 2004 = $161,713).  Management Fees were unchanged at $120,000 (2005 = $120,000; 2004 = $83,000).

During Fiscal 2005, the Company had a $490,011 write-down of mineral properties.

Interest Income rose 39% to $40,694 (2006 = $29,329; 2004 = $5,105) as the Company had more funds on hand.

Net Loss for Fiscal 2006 was ($1,136,374) or ($0.03) per share.  Net Loss for Fiscal 2005 was ($1,074,936) or ($0.03) per share.  Weighted Average Number of Shares increased to 39.9 million from 37.2 million.

Liquidity and Capital Resources

At 8/31/2006, the Company had working capital of $1,677,930 compared to its 8/31/2005 working capital of $1,068,911.  The completion of a February 2006 private placement and warrant exercises significantly added to short-term investments.  The Company is able to meet its ongoing financial obligations at this time.

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

5.C.  Research and Development, Patents and Licenses, Trademarks, etc.

5.D.  Trend Information

No Disclosure Necessary.

5.E.  Off-Balance Sheet Arrangements

At 8/31/2008 and 8/31/2007, the Company has no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company has no “hard” contractual obligations at 1/31/2009.  However, under certain of its property acquisition agreements, the Company is committed to expend funds on exploration and/or make cash option payments and/or issue common shares to maintain or complete its option arrangements.

a. In April 2007, the Company signed an agreement to acquire the Todos Santos mining concession for approximately $25,000.  In April 2007 and July 2007, the Company paid $9,754 to bring the property into good standing with the Mexican authorities and committed to pay $5,000 in October 2007 (paid) and $10,000 in October 2008 to complete the acquisition.

b. The Company is required to pay approximately $50,000 in taxes each year to the Mexican government for its mineral exploration properties.

5.G.  Safe harbor.

      --- No Disclosure Necessary ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3

Directors and Senior Management

January 31, 2009

Name	Positions	Age	Date First Elected or Appointed
Ing. Daniel N. Fernanzez (2)	Director	67	June 1998
Richard W. Hughes	Director	75	June 1998
Robert Hutchinson	Director	52	December 2000
Marc Legault	Director	48	January 2006
Stephen Pearce (1)(3)	Director/CFO/Secretary	38	December 2000
Andrew Robertson (1)	Director	64	December 1998
Edward K. Sorbara (1)	Director	64	June 1998
J. Paul Sorbara (4)	Director/President	55	February 1997
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

Position	Issuer	Exchange	Since
Director/President	Abitibi Mining Corp.	NEX	1983
Director	Alamos Gold Corp.	TSX	2000
Director	Amador Gold Corp.	TSX.V	2002
Director	Chalice Diamond Corp.	TSX.V	2006
Director	Fortune River Resources Corp.	TSX.V	2002
Director	Genco Resources Ltd.	TSX.V	2004
Director/President	Golden Chalice Resources Inc.	TSX.V	2004
Director	Gryphon Gold Corporation	TSX.V	2003
Director	Kalahari Resources Inc.	TSX.V	1994
Director/President	Klondike Gold Corp.	TSX.V	1985
Director	Klondike Silver Corp.	TSX.V	2005
Director	Kootenay Gold Inc.	TSX.V	2005
Director	Radiant Resources Inc.	TSX.V	1997
Director/President	Sedex Mining Corp.	TSX.V	1980
Director/President	Zinccorp Resources Inc.	TSX.V	2008

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

Marc Legault, with Agnico-Eagle Mines Ltd. Since 1988, is manager of project evaluations in Toronto.  He is currently managing the exploration and evaluation program at Agnico’s Pinos Altos project in Chihuahua and is also directly involved in evaluating other exploration and mining opportunities in Mexico.  As an independent director of the Company, Mr. Legault supervises management and helps to ensure compliance with corporate governance policies and standards.

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

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management during Fiscal 2008 ended 8/31/2008 was $231,186.

The following table details compensation paid/accrued for Fiscal 2008/2007/2006 ended August 31st for the Senior Management and Directors.

Table No. 4

Senior Management/Directors

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Comp.	Securities Under Option/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.
J. Paul Sorbara (2) Director/President	2008 2007 2006	$120,000 $120,000 $120,000	Nil Nil Nil	$nil $nil $nil	Nil 300,000 150,000	Nil Nil Nil	Nil Nil Nil	$nil $nil $nil
Stephen Pearce (3) Director/CFO/Secretary	2008 2007 2006	$60,000 $15,000 $nil	Nil Nil Nil	$nil $nil $nil	Nil 150,000 250,000	Nil Nil Nil	Nil Nil Nil	$nil $nil $nil
Daniel Fernandez Director/ Manager of Minera Delta S.A.	2008 2007 2006	$51,186 $40,683 $42,452	Nil Nil Nil	$nil $nil $nil	Nil 175,000 250,000	Nil Nil Nil	Nil Nil Nil	$nil $nil $nil

Richard Hughes (4) Director	2008 2007 2006	$nil $nil $nil	Nil Nil Nil	$54,300 $53,000 $42,000	Nil 100,000 125,000	Nil Nil Nil	Nil Nil Nil	$nil $nil $nil
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

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2008, the most recently completed fiscal year; there were 4,985,000 stock options outstanding.  During Fiscal 2008, 545,000 stock options were granted to Senior Management, Directors, and employees/ consultants; all stock options vested upon granting.  During Fiscal 2008, no SARs (stock appreciation rights) were granted.  During Fiscal 2008: 180,000 stock options were exercised; 375,000 options were cancelled; 50,000 expired; and none were re-priced.

Table No. 5

Stock Option Grants in Fiscal 2008 Ended 8/31/2008

Name	Number of Options Granted	PercentOf Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
J. Paul Sorbara	Nil	0%
Daniel Fernandez	Nil	0%
Stephen Pearce	Nil	0%
Richard Hughes	Nil	0%
Robert Hutchinson	Nil	0%
Marc Legault	Nil	0%
Andrew Robertson	Nil	0%
Edward Sorbara	Nil	0%
Management/Directors	Nil
Employees/Consultants	425,000	78%	$0.35	11/26/2007	11/25/2012	$0.30
Employees/Consultants	120,000	22%	$0.31	10/05/2007	10/05/2012	$0.31
TOTAL	545,000	100%

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During Fiscal 2008 Ended 8/31/2008, the most recently completed fiscal year, no stock options were exercised by Senior Management and/or Directors.  No SARs (stock appreciation rights) were exercised during this period.

The following table gives certain information concerning stock option exercises during Fiscal 2008 by the Company’s Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 6

Aggregated Stock Options Exercises in Fiscal 2008

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/ Unexercisable
J. Paul Sorbara	50,000	$4,500	750,000/nil	$nil/$nil
Stephen Pearce	25,000	$2,250	450,000/nil	$nil/$nil
Richard Hughes	20,000	$1,800	355,000/nil	$nil/$nil
Daniel Fernandez	Nil	$nil	500,000/nil	$nil/$nil
Robert Hutchinson	Nil	$nil	375,000/nil	$nil/$nil
Marc Lagault	Nil	$nil	375,000/nil	$nil/$nil
Andrew Robertson	Nil	$nil	375,000/nil	$nil/$nil
Edward Sorbara	Nil	$nil	375,000/nil	$nil/$nil

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

Other Compensation.  No Senior Management and/or Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation, other than disclosed in Table No. 4/5/6/7/8, ITEM #6B and ITEM #7B.

Written Management Agreements

The Company has retained Mr. Hughes through Hastings Management Corp., a company wholly owned by him.  Pursuant to administrative services provided to the Company including supervising and administering the financial requirements of the Company’s business, producing quarterly accounts in accordance with the public recording requirements of the Company’s business; communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public, providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices.  He is paid $3,500 per month.  The contract expires 12/31/2009; but, is automatically renewed each year unless terminated in writing.

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

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2008, the Board of Directors held one regularly scheduled meeting.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholder; all but Richard Hughes, Marc Legault, Edward Sorbara, Robert Hutchinson and Daniel Fernandez of the directors attended the February 2009 annual shareholders meeting.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted 9/1/2006.  The current members of the Audit Committee are: Stephen Pearce, Andrew Robertson (independent), and Edward Sorbara (independent).  The Audit Committee met one time during Fiscal 2008 and has not met during Fiscal 2009-to-date.

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

6.C.5.  Code of Ethics

The Board has not adopted a written Code of Business Ethics.  However, the Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2008 and Fiscal 2009-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of 1/31/2008, the Company had ten full-time employees and several part-time employees/consultants, including the Senior Management; eight of these employees are directly engaged in mineral exploration/development.  As of 8/31/2007 and 8/31/2006, the Company had ten and six employees, respectively, including the Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

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

Table No. 7

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

December 10, 2008

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Sprott Asset Management (1)	8,934,868	14.7%
Common	Agnico Eagle Mines Limited (2)	9,112,000	15.0%
	5% Shareholder Subtotal	2,219,600	3.6
Common	J. Paul Sorbara (3)	1,869,600	3.0%
Common	Daniel Fernandez (4)	1,640,000	2.6%
Common	Edward Sorbara (5)	1,111,625	1.8%
Common	Richard Hughes (6)	625,000	1.1%
Common	Andrew Robertson (7)	576,000	0.9%
Common	Stephen Pearce (8)	619,000	1.0%
Common	Robert Hutchinson (9)	350,000	0.6%
Common	Marc Legault (10)	400,000	0.6%
	Directors and Senior Management Subtotal	7,121,725	11.0%
	TOTAL	25,168,593	39.0%

------------------------------------------------------------------------------

(1)

Sprott Asset Management is a financial institution.

Their address is:  200 Bay Street, Toronto, Ontario, Canada  M5J 2J1

The contact person is: Eric Sprott

1,500,000 represent currently exercisable warrants.

The Company believes that of this total, 1,500,000, or approximately 2.5% of the Company’s outstanding shares, represent shares issued in April 2007 by way of private placement, as agent for beneficial owners and that Sprott Asset Management does not beneficially own, directly or indirectly, or exercise control or direction over such shares.  The Company is not aware whether Sprott Asset Management beneficially owns or exercises control or direction over the remaining 7,434,868 shares, representing approximately 12.2% of the Company’s outstanding shares

(2)

Agnico Eagle Mines Limites is a Canadian mining company publicly traded on the NYSE and TSX Exchange.  Their address is: 145 King Street East, Toronto, Ontario, M5C 2Y7.  The contact person is: David Smith; VP, Investor Relations.

3,750,000 represent currently exercisable warrants.

(3)

1,100,000 represent currently exercisable stock options.

1,119,600 common shares and 550,000 stock options are held indirectly through Sorbara Geological Consulting Limited, a private company control by Mr. Sorbara.

(4)

525,000 represent currently exercisable stock options.

(5)

375,000 represent currently exercisable stock options.

(6)

325,000 represent currently exercisable stock options.

(7)

375,000 represent currently exercisable stock options.

The 201,000 common shares are registered in the name of A. MacG. Robertson & Associates Inc. and A. MacG. Holdings Inc., of which Andrew MacG. Robertson is the sole owner of all issued voting shares.

(8)

525,000 represent currently exercisable stock options.

(9)

350,000 represent currently exercisable stock options.

(10)

400,000 represent currently exercisable stock options.

#  Based on 60,934,037 common shares outstanding at 12/5/2008, and warrants and stock options held by each beneficial holder exercisable within sixty days.

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

(e)

options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any twelve-month period;

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

Table No. 8

Stock Options Outstanding

January 31, 2009

Name	Number of Options Granted or Remaining	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors
J. Paul Sorbara	250,000	$0.40	7/16/2006	7/16/2012
	300,000	$0.36	6/29/2006	6/29/2011
	100,000	$0.30	11/19/2004	11/19/2009
	450,000	$0.10	12/8/2008	12/7/2013
Stephen Pearce	150,000	$0.40	7/16/2006	7/16/2012
	250,000	$0.36	6/29/2006	6/29/2011
	50,000	$0.30	11/19/2004	11/19/2009
	75,000	$0.10	12/8/2008	12/7/2013
Daniel Fernandez	175,000	$0.40	7/16/2006	7/16/2012
	250,000	$0.36	6/29/2006	6/29/2011
	50,000	$0.30	11/19/2004	11/19/2009
	50,000	$0.10	12/8/2008	12/7/2013

Richard Hughes	100,000	$0.40	7/16/2006	7/16/2012
	125,000	$0.36	6/29/2006	6/29/2011
	50,000	$0.30	11/19/2004	11/19/2009
	50,000	$0.10	12/8/2008	12/7/2013
Robert Hutchinson	100,000	$0.40	7/16/2006	7/16/2012
	150,000	$0.36	6/29/2006	6/29/2011
	75,000	$0.30	11/19/2004	11/19/2009
	25,000	$0.10	12/8/2008	12/7/2013
Marc Legault	100,000	$0.40	7/16/2006	7/16/2012
	275,000	$0.36	6/29/2006	6/29/2011
	25,000	$0.10	12/8/2008	12/7/2013
Andrew Robertson	100,000	$0.40	7/16/2006	7/16/2012
	200,000	$0.36	6/29/2006	6/29/2011
	50,000	$0.30	11/19/2004	11/19/2009
	25,000	$0.10	12/8/2008	12/7/2013
Edward Sorbara	100,000	$0.40	7/16/2006	7/16/2012
	175,000	$0.36	6/29/2006	6/29/2011
	50,000	$0.30	11/19/2004	11/19/2009
	50,000	$0.10	12/8/2008	12/7/2013
Total Officers/Directors	3,975,000
Employees/Consultants/etc.	225,000	$0.40	7/16/2006	7/16/2012
	415,000	$0.35	11/26/2007	11/25/2012
	450,000	$0.36	6/29/2006	6/29/2011
	90,000	$0.30	11/19/2004	11/19/2009
	60,000	$0.42	5/23/2007	5/22/2012
	120,000	$0.31	10/5/2007	10/4/2012
	175,000	$0.10	12/8/2008	12/7/2013
TOTAL	1,535,000

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

	Common Shares Owned at 8/31/2008	Common Shares Owned at 8/31/2007	Common Shares Owned at 8/31/2006
Sprott Asset Management (1)	6,958,500	9,910,500	6,910,500
Agnico Eagle Mines Limited (2)	5,362,000	5,362,000	1,612,000

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 1/31/2009, the Company’s shareholders’ list showed 60,934,037 common shares outstanding, with 45 registered shareholders.  15 of these shareholders were resident in Canada, holding 58,080,399 common shares (representing about 95% of the issued/outstanding shares); 28 registered shareholders were resident in the United States, holding 2,743,638 common shares (representing about 5%); and two registered shareholders were resident in other countries, holding 110,000 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 1400 “holders of record” in Canada, holding approximately 95% of the outstanding shares of the Company, and over 1500 beneficial owners that own 100% of its common shares.

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

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides services to the Company including supervising and administering the financial requirements of the Company’s business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require. These costs to Hastings Management are divided between several public and private companies and not all the costs of each category is paid by any one company. As such, while most companies charge these expenses individually to the income statement the Company reduces these costs by sharing them with other companies. Hastings Management estimates the percentage of time spent on any one company in any given period and it is charged proportionately. Richard Hughes, a Director of Golden Goliath, owns Hastings Management.  During the Fiscal 2008 Ended August 31, 2008, Hastings Management charged the Company $54,300 (2007 = $53,000)(2006 = $42,000) for these services.

J.Paul Sorbara’s “annual compensation” is paid to Sorbara Geological Consulting Ltd., private company owned and controlled by him.  During Fiscal 2008/2007/2006, this firm was paid $120,000, $120,000, and $120,000.

Accounts payable and accrued liabilities at 8/31/2008 included $16,122 (2007 = $3,382)(2006 = $3,382) due to “Numbered Investment Company.

During Fiscal 2008 Ended August 31, 2008, the Company paid $51,186 (2007 = $40,682)(2006 = $42,452) in wages and benefits to Daniel Fernandez, a director.

During Fiscal 2008 Ended August 31, 2008, the Company paid $60,000 (2007 = $15,000)(2006 = $Nil) in consulting fees to Stephen Pearce, a director.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 8/31/2007, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Fiscal 2008/2007/2006 Ended August 31st

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

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

Period Ended	Volume	High	Low	Closing
Monthly
1/31/2009	4,338,400	$0.13	$0.06	$0.07
12/31/2008	2,333,500	$0.10	$0.04	$0.08
11/30/2008	3,992,100	$0.11	$0.04	$0.06
10/31/2008	1,386,900	$0.14	$0.05	$0.08
9/30/2008	885,700	$0.16	$0.10	$0.14
8/31/2008	407,400	$0.24	$0.13	$0.15
Quarterly
11/30/2008	6,264,700	$0.16	$0.04	$0.06
8/31/2008	1,539,100	$0.30	$0.13	$0.15
5/31/2008	1,730,200	$0.33	$0.22	$0.26
2/29/2008	4,449,900	$0.40	$0.20	$0.31
11/30/2007	4,284,500	$0.45	$0.27	$0.35
8/31/2007	2,839,000	$0.45	$0.25	$0.29
5/31/2007	3,058,300	$0.54	$0.38	$0.38
2/28/2007	5,306,500	$0.49	$0.25	$0.41
11/30/2006	2,095,100	$0.40	$0.24	$0.32
Yearly
8/31/2008	12,113,700	$0.45	$0.13	$0.15
8/31/2007	13,298,900	$0.49	$0.24	$0.29
8/31/2006	23,673,000	$0.70	$0.15	$0.35
8/31/2005	9,882,700	$0.35	$0.14	$0.16
8/31/2004	26,998,900	$0.72	$0.23	$0.26

The Company’s common shares began trading on the Berlin Stock Exchange on 4/23/2004, with the trading symbol of “GGZ.BE”.  Total volume through 1/31/2009 was 99,500.  Prices ranged from euro$0.02 to euro$0.51; the closing price on 1/30/2009 was euro$0.04.

The Company’s common shares began trading on the Frankfurt Stock Exchange on 1/14/2004, with the trading symbol of “GGZ.F”.  Total volume through 1/31/2009 was 5,500,600.  Prices ranged from euro$0.01 to euro$0.50; the closing price on 1/30/2009 was euro$0.05.

The Company’s common shares began trading on the Munich-Stock Exchange on 1/17/2006, with the trading symbol of “GGZ.MU”.  Total volume through 1/31/2009 was 2,101,800.  Prices ranged from euro$0.01 to euro$0.47; the closing price on 1/31/2009 was euro$0.03.

The Company’s common shares began trading on the XETRA-Stock Exchange in Europe on 1/10/2006, with the trading symbol of “GGZ.DE”.  Total volume through 1/31/2009 was 84,700.  Prices ranged from euro$0.18 to euro$0.56; the closing price on 10/18/2007 (last trade) was euro$0.20.

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

Stock Options

Refer to ITEM #6E and Tables No. 4/5/6/7/8 for additional information.

Warrants

The following table lists share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  At 1/31/2009, there were 109 holders of the 18,352,726 share purchase warrants: 91 of whom were resident in Canada; three of whom were resident in the United States; and 15 international holders.  These warrants were issued in conjunction with private placements and are non-transferable.  Refer to ITEM #10.A.6. “History of Share Capital” and ITEM #5 “Financings” for additional details of the private placements.

Table No. 10

Share Purchase Warrants Outstanding

January 31, 2009

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

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

       --- Not Applicable ---

10.B.  Memorandum and Articles of Association

Refer to discussion in Form-20-FR Registration Statement and amendments for more information about the Company’s articles.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable years ended 7/31/2008 or 7/31/2007 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

          --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures.  Based upon that evaluation, the CEO and the CFO have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operated such that important information flowed to appropriate collection and disclosure points in a timely manner and were effective so as to allow the Exchange Act reporting information to flow to the Company's CEO and CFO, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure. In addition, the CEO and CFO have certified that the disclosure and procedures were effective so that the information in our Exchange Act reports was communicated to our management.

There have been no changes in the Company's internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.  Nor have there been any corrective actions with regard to deficiencies or material weaknesses.

This annual report does not include an attestation of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

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

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2009 Ended 8/31/2008	Fiscal 2008 Ended 1/31/2008
Audit Fees	$34,800	$25,500
Audit-Related Fees	$nil	$nil
Tax Fees	$nil	$nil
All Other Fees	$nil	$nil
TOTAL	$34,800	$25,500

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

Audited Financial

    Auditor's Report, dated 12/19/2008

    Consolidated Balance Sheets at 8/31/2008 and 8/31/2007

    Consolidated Statements of Operations and Deficit

      for the years ended 8/31/2008, 8/31/2007, and 8/31/2006

    Consolidated Statements of Cash Flows

      for the years ended 8/31/2008, 8/31/2007, and 8/31/2006

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

14.  Legal Opinion required by Instruction 3 of ITEM 7B:

     No Disclosure Necessary

15.  Additional Exhibits:

     Incorporated by reference to Form 20-FR Registration Statement, as amended and Form 6-K’s

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 and 2007

AUDITORS’ REPORT

To the Shareholders of

Golden Goliath Resources Ltd.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Golden Goliath Resources Ltd. (an exploration stage company) as at August 31, 2008 and 2007, and the consolidated statements of loss and deficit, and cash flows for the years ended August 31, 2008, 2007 and 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2008 and 2007, and the results of its operations and its cash flows for the years ended August 31, 2008, 2007 and 2006, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

            “Morgan & Company”

December 19, 2008

         Chartered Accountants

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

	AUGUST 31
	2008	2007

ASSETS

Current
Cash	$119,831	$184,578
Short term investments (Note 3)	2,558,945	6,980,945
Accounts receivable (Note 4)	177,176	134,371
Prepaid expenses	26,490	22,546
	2,882,442	7,322,440

Exploration Advances	20,171	90,146
Mineral Property Acquisition Costs (Note 5)	334,773	334,773
Mineral Property Exploration Costs (Note 5)	7,449,608	3,428,250
Property and Equipment (Note 6)	108,727	74,109

	$10,795,721	$11,249,718

LIABILITIES

Current
Accounts payable and accrued liabilities	$454,703	$264,403
Employment Benefit Obligations	46,000	37,000
	500,703	301,403

SHAREHOLDERS’ EQUITY

Share Capital (Note 7)	19,133,783	18,905,829

Contributed Surplus (Note 7)	1,511,677	1,571,851

Deficit	(10,350,442)	(9,529,365)
	10,295,018	10,948,315

	$10,795,721	$11,249,718

Approved on behalf of the Board of Directors:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	YEARS ENDED AUGUST 31
	2008	2007	2006

Expenses

Amortization	$19,696	$12,653	$8,516
Automobile	3,519	3,860	3,833
Consulting	60,143	22,703	-
Foreign exchange (gain)/loss	(16,460)	38,962	20,634
Investor relations	172,625	135,861	-
Loss on sale of equipment	-	-	374
Management fees	120,000	120,000	120,000
Office and general	54,082	52,497	76,485
Professional fees	44,487	29,512	29,794
Rent and utilities	72,088	68,256	62,258
Transfer agent and filing fees	40,991	80,869	27,220
Travel	71,734	31,109	18,818
Stock based compensation	122,780	333,813	610,764
Wages and benefits	265,076	222,653	198,372
Loss before Interest Income	(1,030,761)	(1,152,748)	(1,177,068)

Interest Income	209,684	117,192	40,694

Net Loss for the Year	(821,077)	(1,035,556)	(1,136,374)

Deficit, Beginning of Year	(9,529,365)	(8,493,809)	(7,357,435)

Deficit, End of Year	$(10,350,442)	$(9,529,365)	$(8,493,809)

Loss per Share – Basic and Diluted	$(0.01)	$(0.02)	$(0.03)

Weighted Average Number of Shares Outstanding – Basic and diluted	60,875,845	49,092,397	39,937,319

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED AUGUST 31
	2008	2007	2006

Cash Provided By (Used For)

Operating Activities
Net loss for the year	$(821,077)	$(1,035,556)	$(1,136,374)
Items not affecting cash:
Amortization	19,696	12,653	8,516
Loss on sale of equipment	-	-	374
Stock based compensation	122,780	333,813	610,764

Change in non-cash operating assets and liabilities:
Accounts receivable	(42,805)	(79,144)	(7,308)
Prepaid expenses	(3,944)	(12,383)	(483)
Accounts payable and accrued liabilities	(194,231)	7,729	(11,542)
Employment benefit obligations	9,000	6,000	3,000
	(910,581)	(766,888)	(533,053)
Investing Activities
Exploration advances	-	(90,146)	-
Expenditures on mineral properties	(3,566,852)	(579,748)	(659,591)
Purchase of short term investments	-	(7,630,945)	(1,512,759)
Proceeds from redemption of short term investments	4,422,000	2,162,759	988,160
Purchase of property and equipment	(54,314)	(34,141)	(22,245)
Proceeds from sale of equipment	-	-	6,067
	800,834	(6,172,221)	(1,200,368)
Financing Activities
Share issuances for cash	45,000	7,367,200	1,925,075
Share issue costs	-	(378,145)	(121,658)
	45,000	6,989,055	1,803,417

(Decrease) Increase In Cash	(64,747)	49,946	69,996

Cash, Beginning of Year	184,578	134,632	64,636

Cash, End Of Year	$119,831	$184,578	$134,632

Supplementary Cash Flow Disclosure And Non-Cash Investing and Financing Activities:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-
Shares issued for agent’s commission	$-	$100,990	$15,750

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

1.

NATURE OF OPERATIONS

Golden Goliath Resources Ltd. (the “Company”) was incorporated under the Company Act of British Columbia on June 12, 1996.  The Company is a public company listed on the Toronto Stock Venture Exchange (the “TSX.V”), trading under the “GNG” symbol.

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

2.

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) as prescribed by The Canadian Institute of Chartered Accountants (“CICA”).

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

AUGUST 31, 2008 AND 2007

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

d)

Financial Instruments

The Company’s financial instruments comprise cash, short-term investments, accounts receivable, accounts payable and accrued liabilities, and employment benefits obligations.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from the financial instruments.  The fair value of the financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

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

f)

Cash and Cash Equivalents

Cash includes cash on hand, cash held in trust and demand deposits.  Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash which are subject to insignificant risk of change and have maturities of three months or less from the date of acquisition, held for the purpose of meeting short-term cash commitments rather than for investing or other purposes.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)

Short-Term Investments

Short-term investments have been designated as held for trading and are carried at fair value.

h)

Mineral Property Costs

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred and capitalized until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned.  Amounts shown for the mineral property acquisition exploration costs represent costs incurred and are not intended to reflect present or future values.  Capitalized costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge that changes in future conditions could require a material change in the recorded amounts.

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

i)

Equipment

Equipment is recorded at cost and amortized on a straight-line basis over their estimated useful lives at the following rates:

Equipment	10% - 25%
Vehicles	25%

j)

Employee Future Benefits

The Company is subject to Mexican statutory laws and regulations governing employee termination benefits and accrues for employee future benefits based on management’s estimates of the expected payments.

These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)   Employee Future Benefits (Continued)

Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause.

Employee future benefits are unfunded.

k)

Impairment of Long-Lived Assets

The Company periodically evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss is recognized when estimated future cash flows resulting from the use of an asset and its eventual disposition is less than its carrying amount.

A mining enterprise in the exploration stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise.  Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist.  However, a mining enterprise is required to consider the conditions for impairment write-down. The conditions include significant unfavourable economic, legal, regulatory, environmental, political and other factors. In addition management’s development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties.   Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired the capitalized costs is written down to the estimated recoverable amount.  No impairment was identified at August 31, 2008 and 2007.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

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

As of August 31, 2008, the Company had determined that there were no significant legal obligations for reclamation and remediation costs.  The Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates.  Changes in estimates are accounted for prospectively from the period estimates are revised.

m)

Share Capital

i)

Non-monetary consideration – The fair value of the shares issued is based on the trading price of those shares on the TSX.V on the grant date determined by the Board of Directors.  Agent’s warrants, stock options and other equity instruments issued in non-monetary transactions are recorded at fair value determined by management using the Black-Scholes option pricing model.  Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the residual method.

ii)

Stock based compensation – Compensatory stock option transactions with directors, officers, employees and outside consultants are charged to operations or capitalized to mineral properties with an offsetting credit to contributed surplus.  Stock options which vest immediately are recorded at the date of grant.  Stock options issued to directors, officers and employees that vest over time are valued at the grant date and recorded using the straight line method over the vesting period.  Stock options issued to consultants that vest over time are valued at each vesting date.  Consideration received on the exercise of stock options together with the related portion previously recorded in contributed surplus is credited to share capital.

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

AUGUST 31, 2008 AND 2007

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

p)

Newly Adopted Accounting Policies

The Company has adopted the following Canadian Institute of Chartered Accountants (“CICA”) standards.  There was no restatement of prior period financial statements.

i)

Section 3855 - Financial Instruments – Recognition and Measurement

In accordance with this new standard, the Company now classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading, loans and receivables or financial liabilities.  Financial instruments classified as held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost.  Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income.  Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on statement of operations for the period.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

p)

Newly Adopted Accounting Policies (Continued)

ii)

Section 1530 - Comprehensive Income

This standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income.  Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income (loss)” until it is considered appropriate to recognize into net income (loss). This standard requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

iii)

Section 3865 - Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  As at August 31, 2008, the Company has not designated any hedging relationships; therefore, the adoption of this accounting policy did not have an impact on the financial statements of the Company for the year ending August 31, 2008.

iv)

Section 1506 – Accounting Changes

The new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors.  The disclosure is to include, on an interim and annual basis, a description and the impact on the Company of any new primary source of GAAP that has been issued but is not yet effective.  The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

p)

Newly Adopted Accounting Policies (Continued)

v)

EIC Abstract No. 166 – Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective August 31, 2008, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

q)

Recently Issued Accounting Pronouncements

The Company is currently assessing the impact of the following new accounting standards on the Company’s financial positions and results of operations.

i)

Going Concern

Effective September 1, 2008, the Company implemented the amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

ii)

Financial Instruments

Effective September 1, 2008, the Company implemented the new CICA Handbook Sections:  3862, Financial Instruments – Disclosure, and 3863, Financial Instruments – Presentation, which replace Section 3861, Financial Instruments – Disclosures and Presentation.  These new standards revise and enhance the disclosure requirements, and carry forward, substantially unchanged, the presentation requirements.  Sections 3862 and 3863 emphasize the significance of financial instruments for the entity’s financial position and performance, the nature and extent of the risks arising from financial instruments, and how these risks are managed.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

q)   Recently Issues Accounting Pronouncements (Continued)

 iii)

Capital Disclosures

The CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital.  This new section will be effective for the Company beginning September 1, 2008.

r)

International Financial Reporting Standards (IFRS)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Accordingly, the transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2010.

s)

Comparative Figures

Certain of the prior year’s comparative figures have been reclassified to conform to the current year’s financial statement presentation.

3.

SHORT-TERM INVESTMENTS

As at August 31, 2008, short–term investments in the amount of $2,558,945 (2007 - $6,980,945) were comprised of Canadian investments in guaranteed investment certificates maturing on May 15, 2009 and effective interest rates of 2.75% (2007 – 3.3% to 4.15%).

4.

ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	2008	2007

Sales taxes recoverable	$ 149,806	$ 45,286
Interest receivable	20,822	87,190
Other receivable	6,548	1,895
	$ 177,176	$ 134,371

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

5.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

State of Chihuahua, Mexico

						BUFALO	LOS HILOS
						LA	LAS BOLAS	NOPALERA
						HERMOSA	EL MANTO	FLOR DEL
	SAN				OTEROS	LA BARRANCA	DON LAZARO	TRIGO	TOTAL	TOTAL
	TIMOTEO	NUEVA	LA		LA	BECK	AMPLIACION	EL CARNARIO	2008	2007
	ORO LEON	UNION	REFORMA	CORONA	ESPERANZA	EL CHAMIZAL	LA VERDE	LA CRUZ

Acquisition costs	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

Exploration costs
Assaying	274,301	-	70,051	-	-	-	38,421	-	382,773	55,894
Drilling	1,540,075	-	761,226	-	-	-	449,468	-	2,750,769	350,150
Geology and mapping	117,204	221	43,850	-	-	-	106,639	-	267,914	89,548
Property taxes and passage rights	4,911	577	11,163	6,693	2,186	12,998	5,862	14,548	58,938	48,639
Salaries	22,614	12,276	32,370	-	-	139	11,409	-	78,808	52.171
Travel	1,720	2,727	4,058	-	-	-	3,183	-	11,688	6,740
Road construction and site preparation	74,269	11,673	38,500	-	-	-	73,642	-	198,084	85,455
Facilities and other	53,364	29,028	47,570	-	-	1	142,421	-	272,384	100,974
Current costs	2,088,458	56,502	1,008,788	6,693	2,186	13,138	831,045	14,548	4,021,358	789,571
Balance, beginning of year	1,352,634	55,391	485,806	28,780	9,489	23,199	1,469,334	338,390	3,763,023	2,973,452
Balance, end of year	$3,441,092	$111,893	$1,494,594	$35,473	$11,675	$36,337	$2,300,379	$352,938	$7,784,381	$3,763,023

Costs summary
Acquisition	$69,257	$-	$75,000	$-	$-	$-	$187,123	$3,393	$334,773	334,773
Exploration	$3,371,835	$111,893	$1,419,594	35,473	$11,675	$36,337	$2,113,256	$349,545	$7,449,608	3,428,250

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

5.   MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

State of Chihuahua, Mexico

						BUFALO	LOS HILOS
						LA	LAS BOLAS
						HERMOSA	EL MANTO
	SAN				OTEROS	LA BARRANCA	DON LAZARO	NOPALERA
	TIMOTEO	NUEVA	LA		LA	BECK	AMPLIACION	FLOR DEL	TOTAL	TOTAL
	ORO	UNION	REFORMA	CORONA	ESPERANZA	EL CHAMIZAL	LA VERDE	TRIGO	2007	2006
Acquisition costs	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Exploration costs
Assaying	44,447	-	-	-	-	-	11,447	-	55,894	124,923
Drilling	301,654	-	-	-	-	-	48,496	-	350,150	286,543
Geology and mapping	40,321	1,418	3,604	-	-	1,080	43,125	-	89,548	70,526
Property taxes and passage rights	2,321	298	7,588	6,291	2,311	9,391	2,761	17,678	48,639	38,483
Salaries	24,986	16,650	-	-	-	-	10,535	-	52.171	28,764
Travel	6,193	-	-	-	-	31	516	-	6,740	11,938
Road construction and site preparation	76,549	164		-	-	-	8,742	-	85,455	66,466
Facilities and other	71,758	10,166	256	-	-	288	18,158	348	100,974	38,856
Current costs	568,229	28,696	11,448	6,291	2,311	10,790	143,780	18,026	789,571	666,499
Balance, beginning of year	784,405	26,695	474,358	22,489	7,178	12,409	1,325,554	320,364	2,973,452	2,306,953
Balance, end of year	$1,352,634	$55,391	$485,806	$28,780	$9,489	$23,199	$1,469,334	$338,390	$3,763,023	2,973,452
Costs summary
Acquisition	$69,257	$-	$75,000	$-	$-	$-	$187,123	$3,393	$334,773	334,773
Exploration	$1,283,377	$55,391	$410,806	28,780	$9,489	$23,199	$1,282,211	$334,997	$3,428,250	2,638,679

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

5.

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

In September 2007, the Company optioned a 60% interest in La Cruz Property to a company which undertook to make cash payments to the Company totaling US $300,000 (40,000 received) and spend US $450,000 on the property over a period of three years. The agreement was terminated in 2008.

In April 2007, the Company signed an agreement to acquire the Todos Santos 50 hectare mining concession for approximately $25,000.  In April 2007 and July 2007, the Company paid $9,754 to bring the property into good standing with the Mexican authorities and committed to pay $5,000 in October 2007 (paid) and $10,000 in October 2008 (paid) to complete the acquisition.

In May 2007 and amended October 2007, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 and 150,000 shares respectively to the Company over a period of three years from when the company lists its shares on a stock exchange.  As of August 31, 2008 the shares have not been listed on the stock exchange or been received.

6.

PROPERTY AND EQUIPMENT

	2008
		ACCUMULATED
	COST	AMORTIZATION	NET
Equipment	$67,879	31,592	36,287
Vehicles	84,303	30,780	53,523
Land	18,917	-	18,917

	$171,099	62,372	108,727

	2007
		ACCUMULATED
	COST	AMORTIZATION	NET
Equipment	$59,643	$ 25,995	$ 33,648
Vehicles	57,145	16,684	40,461

	$116,788	$ 42,679	$ 74,109

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

7.

SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

	NUMBER OF SHARES	AMOUNT

Balance, August 31, 2006	42,283,561	$11,916,774

Issued for cash at $0.40 per share	16,618,000	6,647,200
Issued for warrants exercised at $0.45 per share	1,600,000	720,000
Issued for agent’s commission	252,476	100,990
Fair value of agent’s warrants	-	335,909
Share issue costs	-	(815,044)

Balance, August 31, 2007	60,754,037	18,905,829

Issued for options exercised	180,000	45,000
Fair value of options allocated to shares on exercise	-	182,954

Balance, August 31, 2008	60,934,037	$19,133,783

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

a)

Outstanding Warrants

As at August 31, 2008, the Company had 18,352,726 share purchase warrants outstanding, exercisable at $0.45 until April 20, 2009.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

7.

SHARE CAPITAL (Continued)

a)

Outstanding Warrants (Continued)

A summary of changes in share purchase warrants since August 31, 2006 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE

Balance, August 31, 2006	4,415,750	$0.45
Granted	18,352,726	0.45
Exercised	(1,600,000)	0.45
Expired	(2,815,750)	0.45

Balance, August 31, 2007 and 2008	18,352,726	$0.45

b)

Stock Options

A summary of changes in stock options since August 31, 2006 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, August 31, 2006	3,575,000	$0.34
Granted	1,410,000	0.40
Balance, August 31, 2007	4,985,000	0.36
Granted	545,000	0.34
Exercised	(180,000)	0.25
Cancelled	(375,000)	0.35
Expired	(50,000)	0.25
Balance, August 31, 2008	4,925,000	$0.36

The following summarizes information about stock options outstanding at August 31, 2008:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
WEIGHTED
	AVERAGE	WEIGHTED		WEIGHTED
NUMBER	REMAINING	AVERAGE	NUMBER	AVERAGE
OF	CONTRACTUAL	EXERCISE	OF	EXERCISE
OPTIONS	LIFE	PRICE	OPTIONS	PRICE

4,925,000	2.8 years	$0.36	4,895,000	$0.36

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

7.

SHARE CAPITAL (Continued)

b)

Stock Options (Continued)

Stock based compensation on options granted in the year amounted to $122,780  (2007 - $333,813, 2006 - $610,764).  The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:  risk-free interest rate of 4.15% (2007 - 4.2%, 2006 – 4.5%) dividend yield of nil, volatility factor of 86% (2007 - 92%, 2006 – 96%), and a weighted average expected life of the options of 5 years (2007 – 5 years, 2006 – 5 years).

In July 2007, the Company granted 1,075,000 incentive stock options to directors and officers of the Company, and 225,000 incentive stock options to employees of the company at a price of $0.40 per share, exercisable for a period of five years.

In July 2007, the Exchange approved an investor relations agreement entered into by the Company with a consultant, for a three month period, at a monthly fee of US$7,500 and 60,000 stock options at a price of $0.42 per share. In October 2007, the contract was renewed for a six month term at US$7,500 per month and 120,000 stock options (30,000 vested as of August 31, 2008) at a price of $0.31 per share.

In November 2007, the Company granted 200,000 incentive stock options to consultants and 225,000 incentive stock options to employees of the company at a price of $0.35 per share, exercisable for a period of five years.

c)

Contributed Surplus

The following table summarizes the Company’s Contributed Surplus:

Balance, August 31, 2006	$ 1,238,038
Stock options granted	333,813
Balance, August 31, 2007	1,571,851
Stock options granted	122,780
Stock options exercised	(182,954)
Balance, August 31, 2008	$ 1,511,677

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

8.

INCOME TAXES

The Company is subject to income taxes on its unconsolidated financial statements in Canada and Mexico.  The consolidated provision for income taxes varies from the amount that would be computed from applying the combined statutory income tax rates to the net loss before taxes were approximately as follows:

	2008	2007	2006

Combined statutory tax rate	32%	33%	33%

Expected income tax recovery	$ (256,000)	$ (339,000)	$ (388,000)
Temporary differences	6,000	4,000	(47,000)
Non-deductible permanent differences	39,000	120,000	208,000
Effect of changes in tax rate	235,000	219,000	48,000
Tax benefits (recognized) not recognized	(24,000)	(4,000)	179,000
Income tax provision	$ -	$ -	$ -

The significant components of the Company’s future income tax assets were approximately as follows:

	2008	2007

Capital assets	$ 6,000	$1,000
Mineral properties	274,000	311,000
Losses available for future periods	2,692,000	2,751,000
Share issue costs	85,000	151,000
Valuation allowance	(3,057,000)	(3,214,000)
Net future income tax asset	$ -	$-

The Company has Canadian and Mexican non-capital losses of approximately $9,938,000 which may be carried forward and applied against taxable income in future years.  These losses expire as follows:

CANADA		MEXICO
2009	$549,000	2009	$64,000
2010	$1,692,000	2010	$368,000
2011	$-	2011	$298,000
2012	$-	2012	$1,030,000
2013	$-	2013	$1,074,000
2014	$390,000	2014	$424,000
2015	$410,000	2015	$124,000
2026	$406,000	2016	$206,000
2027	$595,000	2017	$1,512,000
2028	$604,000	2018	$192,000
	$4,646,000		$5,292,000

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

9.

RELATED PARTY TRANSACTIONS

a)

Accounts payable and accrued liabilities include $16,122 (2007 - $ 3,382) due to a company controlled by a director.

b)

During the year ended August 31, 2008, the Company paid $120,000 (2007 – $120,000; 2006 - $120,000) recorded as management fees for geological and management services to a company controlled by a director.

c)

During the year ended August 31, 2008, the Company paid $51,186 (2007 - $40,682; 2006 - $42,452) in wages and benefits to a director.

d)

During the year ended August 31, 2008, the Company paid $54,300 (2007 - $53,000; 2006 - $42,000) in respect of office and administration costs to a management company controlled by a director of the Company.

e)   During the year ended August 31, 2008, the Company paid $60,000 (2007 - $15,000, 2006 - $Nil) in consulting fees to a director of the Company.

10.

SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration.  All mineral properties are located in Mexico.  All option proceeds are attributable to the Mexican mineral properties. Assets by geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL

August 31, 2008

Current assets	$2,731,249	$151,193	$2,882,442
Equipment	$12,799	$95,928	$108,727
Mineral property costs	$-	$7,784,381	$7,784,381
Total assets	$2,764,218	$8,031,503	$10,795,721
Interest income	$194,304	$15,380	$209,684
Net loss	$611,129	$209,948	$821,077

August 31, 2007
Current assets	$7,235,605	$86,835	$7,322,440
Equipment	$62,325	$11,784	$74,109
Mineral property costs	$-	$3,763,023	$3,763,023
Total assets	$7,247,390	$4,002,328	$11,249,718
Interest income	$116,104	$1,088	$117,192
Net loss	$806,887	$228,669	$1,035,556

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

11.

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

Consolidated Balance Sheets

	2008	2007	2006

ASSETS
Total Assets, Canadian GAAP	$ 10,795,721	$11,249,718	$ 4,738,854

Deferred Mineral Property Acquisition Cost (Note 11a)	(334,773)	(334,773)	(334,773)
Deferred Mineral Property Exploration Costs (Note 11a)	(7,449,608)	(3,428,250)	(2,638,679)

Total Assets, US GAAP	3,011,340	7,486,695	$ 1,765,402

LIABILITIES
Total Liabilities, Canadian and US GAAP	$ 500,703	$ 301,403	$ 77,851

SHAREHOLDERS’ EQUITY
Share Capital and Contributed Surplus, Canadian and US GAAP	20,645,460	20,477,680	13,154,812
Deficit and Accumulated Other Comprehensive Income, US GAAP	(18,134,823)	(13,292,388)	(11,467,261)

Shareholders’ Equity, US GAAP	$ 2,510,637	$ 7,185,292	$ 1,687,551
	$ 3,011,340	$ 7,486,695	$ 1,765,402

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

Consolidated Statements of Loss and Deficit

	2008	2007	2006

Loss for the year under Canadian GAAP	$ (821,077)	$ (1,035,556)	$ (1,136,374)
Foreign exchange loss (gain)	(16,460)	37,874	20,634
Mineral exploration expenditures	(4,021,358)	(789,571)	(666,499)

Loss under US GAAP	(4,858,895)	(1,787,253)	(1,782,239)

Comprehensive income
Foreign exchange translation adjustment	16,460	(38,962)	(20,634)
Comprehensive income (loss) under US GAAP	(4,842,435)	$ (1,826,215)	$ (1,802,873)

Weighted average number of common shares outstanding under US GAAP	60,875,845	49,092,397	39,937,319

Loss per share under US GAAP	$ (0.08)	$ (0.04)	$ (0.04)

Consolidated Statements of Cash Flows

	2008	2007	2006

Cash flows from operating activities
Under Canadian GAAP	$ (910,581)	$ (766,888)	$ (533,053)
Mineral exploration expenditures (Note 11a)	(3,566,852)	(579,748)	(659,591)
Cash used for operating activities under US GAAP	(4,577,433)	(1,346,636)	(1,192,644)

Cash flows from financing activities
Under Canadian and US GAAP	$ 45,000	$ 6,989,055	$1,803,417

Cash flows from investing activities
Under Canadian GAAP	$ 800,834	$ (6,172,221)	$ (1,200,368)
Mineral exploration expenditures (Note 11a)	3,566,852	579,748	659,591
Cash from (used in) investing activities under US GAAP	$ 4,367,686	$ (5,592,473)	$ (540,777)

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

14.

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

c)

Recent Issued United States Accounting Pronouncements

In February 2007, the FASB issued FAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” including an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. FAS No. 159 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the Company’s first quarter beginning September 1, 2008 and it had no material impact on the consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

c)

Recent Issued United States Accounting Pronouncements (Continued)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FAS 141 and SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statements”, an amendment of ARB No. 51 (“FAS 160”). FAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. FAS 141R and FAS 160 shall be applied prospectively on or after an entity’s fiscal year that begins on or after December 15, 2008. The Company is currently assessing the impact that FAS 141R and FAS 160 will have on its consolidated financial statements but does not expect that it will have a material impact on the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities.  This statement changes the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, or the Company’s fiscal year beginning January 1, 2009, with early application encouraged.  This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The Company does not expect that it will have a material impact on its consolidated financial statements.

12.

SUBSEQUENT EVENT

Subsequent to the year ended August 31, 2008:

•

The Company granted 925,000 stock options exercisable at a price of $0.10 per share for a period of 5 years.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.; SEC File Number 0-31204

Registrant

Dated: February 27, 2009

By /s/ J. Paul Sorbara_________________

J. Paul Sorbara, President/Director