Form 20-F
period 2009-08-31
GOLDEN GOLIATH RESOURCES LTD
filed 2010-02-26
CIK 1127307

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended August 31, 2009

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	60,934,037 Common Shares

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes [ ]	No [X]

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

Index to Exhibits on Page 65

GOLDEN GOLIATH RESOURCES LTD.

FORM 20-F ANNUAL REPORT

AUGUST 31, 2009

INTRODUCTION

Golden Goliath Resources Ltd. is organized under the British Columbia Business Corporations Act.  In this Annual Report, the “Company”, “Golden Goliath”, “we”, “our” and “us” refer to Golden Goliath Resources Ltd. and its subsidiaries (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report.  Our principal corporate offices are located at 675 West Hastings Street, #711, Vancouver, British Columbia, Canada  V6B 1N2.  Our telephone number is 604-682-2950.

We file reports and other information with the Securities and Exchange Commission located at 100 F Street NE, Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov.  Further, we file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.  Finally, corporate information may be found at the Company’s website: goldengoliath.com.

BUSINESS OF GOLDEN GOLIATH RESOURCES LTD.

Golden Goliath Resources Ltd. is principally a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on Golden Goliath’s properties.  The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, the Company is defined as an “exploration-stage company”.  The Company is well capitalized with $686,378 in working capital at 8/31/2009 (supplemented by a $3,750,000 private placement announced in December 2009) to fund the current exploration program, estimated at $2.0 million for Fiscal 2010.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2009/2008/2007 ended August 31st was derived from the consolidated financial statements of the Company that were audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.

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

Table No. 1
Selected Financial Data

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	8/31/2009	8/31/2008	8/31/2007	8/31/2006	8/31/2005
Canadian GAAP
Sales Revenue	$0	$0	$0	$0	$0
Operating Income (Loss)	($760,523)	($821,077)	($1,035,556)	($1,136,374)	($1,072,936)
Net Income (Loss)	($2,196,183)	($821,077)	($1,035,556)	($1,136,374)	($1,072,936)
Basic/Diluted (Loss) Per Share	($0.04)	($0.01)	($0.02)	($0.03)	($0.03)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	60,934,037	60,875,845	49,092,397	39,937,319	37,242,902
Period-End Shares O/S	60,934,037	60,934,037	60,754,037	42,283,561	37,246,311
Working Capital	$686,378	$2,427,739	$7,058,037	$1,677,930	$1,068,911
Mineral Property Interests	$7,342,303	$7,784,381	$3,763,023	$2,973,452	$2,306,953
Long-Term Obligations	$39,879	$46,000	$37,000	$0	$0
Shareholder’s Equity	$8,156,342	$10,295,018	$10,948,315	$4,738,854	$3,421,196
Total Assets	$8,222,221	$10,795,721	$11,249,718	$4,661,003	$3,462,681
US GAAP
Net Income (Loss)(1)	($1,717,619)	($4,858,895)	($1,787,253)	($1,782,239)	($1,034,276)
Net Income (Loss) Per Share	($0.03)	($0.08)	($0.04)	($0.04)	($0.03)
Mineral Property Interests	$0	$0	$0	$0
Shareholders’ Equity	$814,039	$2,510,637	$7,185,292	$1,687,551
Total Assets	$879,918	$3,011,340	$7,486,695	$1,765,402

(1) Cumulative Net Loss to 8/31/2009 under USGAAP was ($19,888,928). (2) Certain of the comparative figures have been reclassified to conform to the current year’s presentation

3.A.3.  Exchange Rates

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

Table No. 2 U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
December 2009		1.07	1.04	1.05
November 2009		1.08	1.05	1.06
October 2009		1.08	1.03	1.08
September 2009		1.11	1.06	1.07
August 2009		1.10	1.07	1.10
Fiscal Year Ended 8/31/2009	1.18	1.30	1.03	1.08
Fiscal Year Ended 8/31/2008	1.00	1.07	0.92	1.06
Fiscal Year Ended 8/31/2007	1.17	1.19	1.04	1.06
Fiscal Year Ended 8/31/2006	1.15	1.20	1.10	1.12
Fiscal Year Ended 8/31/2005	1.23	1.31	1.18	1.19

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

As of 12/31/2009, Golden Goliath currently had 4,955,000 share purchase options outstanding and no share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 60,934,037 (as of 12/31/2009) to 65,889,037.  This represents a potential increase of 8.1% in the number of shares issued and outstanding and would result in dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Golden Goliath’s Stockholders

Because the success of Golden Goliath is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  At 12/31/2009, there are currently 4,955,000 share purchase options outstanding, which, if exercised, would result in an additional 4,995,000 common shares being issued and outstanding.  (For a breakdown of dilution, refer to the risk factor entitled: “Golden Goliath Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations.  Public distributions of capital will result in dilution to existing shareholders”).

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

The authorized capital of Golden Goliath consists of an unlimited number of common shares without par value. At 8/31/2009, the end of the most recent fiscal year, there were 60,934,037 common shares issued and outstanding; and at 12/31/2009 there were 60,934,037 common shares issued and outstanding.

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

Subsidiaries

The Company has two wholly-owned subsidiaries:

a.  Minera Delta SA de CV; incorporated in Mexico on 7/17/1992; and

b.  4347 Investments Ltd.; incorporated in British Columbia on 2/3/1999.

Financings

The Company has financed its operations through funds raised public/private placements of common shares.  Also shares have been issued upon exercise of options and warrants; and as agent commissions.  Refer to ITEM #10.A.6 for additional information.

Fiscal Year	Nature of Share Issuance	Number of Securities	Net Amount
Fiscal 2010	Private Placement of Units (1)	12,641,466	$1,896,220
Fiscal 2009	None
Fiscal 2008	Exercise of Stock Options	180,000	$45,000
Fiscal 2007	Private Placement of Units	16,618,000	$6,647,200

(1)Financing announced in December 2009 for 25,000,000 units at a price of $0.15 per unit.  Golden Goliath has as of the date hereof completed the sale of 12,641,466 units.

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2009	$1,365,900	Mineral Property Expenditures
Fiscal 2009	$0	Property Exploration Advances
Fiscal 2009	$22,247	Purchase of Capital Assets
Fiscal 2008	$3,566,852	Mineral Property Expenditures
Fiscal 2008	$0	Property Exploration Advances
Fiscal 2008	$54,314	Purchase of Capital Assets
Fiscal 2007	$579,748	Mineral Property Expenditures
Fiscal 2007	$90,146	Property Exploration Advances
Fiscal 2007	$28,353	Purchase of Capital Assets

Plan Of Operations

Source of Funds for Fiscal 2010 Ending 8/31/2010

The Company’s primary source of funds since incorporation has been through the issuance of equity.  As of 8/31/2009, the Company had working capital of $686,378; supplemented by a $3,750,000 private placement announced in December 2009.

Use of Funds for Fiscal 2010 Ending 8/31/2010

During Fiscal 2010, the Company estimates that it might expend approximately $0.7 million on general/administrative, investor-relations expenses, etc.  During Fiscal 2010, the Company estimates that it might expend approximately $2.0 million on property exploration/development.

Anticipated Changes to Facilities/Employees

The Company has no current plans to add any additional personnel.  Management anticipates that any additional property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales

The Company has recorded no sales since incorporation.

At 8/31/2009, $7,506,218 in assets were located in Mexico, primarily mineral properties and $716,003 in assets were located in Canada, primarily current assets.

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

One of these is a silver property called La Cruz, which is located on the eastern edge of the Sierra Madre Belt.   La Cruz has several old mine workings and extensive old dumps, attesting to considerable past production.  However the property has been inactive for at least 75 years and there are no available records of production or previous exploration drilling.  La Cruz gained the attention of well-known international silver producer, Pan American Silver, and in September 2007, Golden Goliath signed an Option and Joint Venture Agreement with Pan American’s Mexican subsidiary.  Under the terms of the option agreement, Pan American Silver Corp’s Mexican subsidiary, Minera Corner Bay S.A. de C.V., has the right to earn a 60% interest in La Cruz by making cash payments totaling US$300,000 and spending US$450,000 on the property over a period of three years.  The property will consist of: the Company’s La Cruz property; additional ground staked around the La Cruz property; and the La Cruzada property for which Pan American’s subsidiary already has an option.  Golden Goliath will be responsible for 25% of the costs associated with La Cruzada.  Upon Minera Corner Bay exercising its option, a 60/40 joint venture would proceed on the La Cruz and newly staked grounds, with Pan American having the right to earn an additional 15% by completing a feasibility study.  This option was terminated after an initial drill program conducted by Corner Bay.

The other exploration property that Golden Goliath owns is called Chamizal.  This property differs from the others in that it is a lead, zinc, silver target and it lies outside of the Sierra Madre in central Chihuahua State.  This region hosts two lead, zinc, silver mines called Santa Eulalia and Naica.  Together these two deposits have produced 60 million tonnes of ore grading 15% combined lead-zinc and 150 grams silver per tonne.  The Chamizal Property is hosted in the same geological formation as the Santa Eulalia and Naica and also has the same style of alteration.  Chamizal also has old workings that were used to produce lead, zinc and silver, and as in Uruachic, these workings have never been drilled.”

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

Expenditures on the Company’s properties for the 2009 and 2008 fiscal years are detailed below:

	SAN TIMOEO ORO LEON	NUEVA UNION	LA REFORMA	CORONOA	OTEROS LA ESPERANZA	BUFALO LA HERMOSA LA BARRANCA BECK EL CHAMIZAL	LOS HILOS LAS BOLAS EL MANTO DON LAZARO AMPLIACION LA VERDE	NOPALERA FLOR DEL TRIGO EL CARNARC LA CRUZ	TOTAL FY2009	TOTAL FY2008
Acquisition costs	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil

Exploration costs
Assaying	$ 58,255	$nil	$nil	$nil	$nil	$nil	$ 94,154	$nil	$ 152,409	$ 382,773
Drilling	Nil	$nil	$nil	$nil	$nil	$nil	434,750	$nil	434,750	2,750,769
Geology and mapping	12,534	350	$nil	$nil	$nil	$nil	79,580	$nil	92,464	267,914
Property taxes and passage rights	2,288	591	10,233	$nil	2,214	16,068	4,330	12,091	47,825	58,938
Salaries	Nil	11	$nil	$nil	$nil	$nil	238	$nil	249	78,808
Travel	6,629	8,078	$nil	$nil	$nil	509	16,257	$nil	31,481	11,688
Road construction and site preparation	6,041	$nil	5,832	$nil	$nil	$nil	29,355	$nil	41,228	198,084
Facilities and other	17,246	22,566	$nil	$nil	$nil	10,823	140,052	2,488	193,175	272,384
Current costs	$102,993	$31,596	$16,065	$nil	$2,214	$27,400	$798,726	$14,587	$993,581	$4,021,358
Write-Down	$nil	$nil	($1,435,660)	$nil	$nil	$nil			$(1,435,660)
Balance, beginning of year	$3,441,092	$111,893	$1,494,594	$35,473	$11,675	$36,337	$2,300,379	$352,938	$7,784,382	3,763,023
Balance, end of year	$3,544,085	$143,489	$75,000	$35,473	$13,889	$63,737	$3,099,105	$367,525	$7,342,303	$7,784,381

Costs summary
Acquisition	$ 69,257	nil	$75,000	nil	Nil	nil	$ 187,123	$ 3,393	$ 334,773	$ 334,773
Exploration	$3,474,828	$143,489	nil	$35,473	$13,889	$63,737	$2,911,982	$364,132	$7,007,530	$7,449,608

	SAN TIMOEO ORO LEON	NUEVA UNION	LA REFORMA	CORONOA	OTEROS LA ESPERANZA	BUFALO LA HERMOSA LA BARRANCA BECK EL CHAMIZAL	LOS HILOS LAS BOLAS EL MANTO DON LAZARO AMPLIACION LA VERDE	NOPALERA FLOR DEL TRIGO EL CARNARC LA CRUZ	TOTAL FY2008	TOTAL FY2007
Acquisition costs	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil

Exploration costs
Assaying	$ 274,301	$nil	$ 70,051	$nil	$nil	$nil	$ 38,421	$nil	$ 382,773	$ 55,894
Drilling	1,540,075	nil	761,226	nil	nil	nil	449,468	nil	2,750,769	350,150
Geology and mapping	117,204	221	43,850	nil	nil	nil	106,639	nil	267,914	89,548
Property taxes and passage rights	4,911	577	11,163	6,693	2,186	12,998	5,862	14,548	58,938	48,639
Salaries	22,614	12,276	32,370	nil	nil	139	11,409	nil	78,808	52.171
Travel	1,720	2,727	4,058	nil	nil	nil	3,183	nil	11,688	6,740
Road construction and site preparation	74,269	11,673	38,500	nil	nil	nil	73,642	nil	198,084	85,455
Facilities and other	53,364	29,028	47,570	nil	nil	1	142,421	nil	272,384	100,974
Current costs	$2,088,458	$ 56,502	$1,008,788	$6,693	$2,186	$13,138	$831,045	$14,548	$4,021,358	$ 789,571
Balance, beginning of year	1,352,634	55,391	485,806	28,780	9,489	23,199	1,469,334	338,390	3,763,023	2,973,452
Balance, end of year	$3,441,092	$111,893	$1,494,594	$35,473	$11,675	$36,337	$2,300,379	$352,938	$7,784,381	$3,763,023

Costs summary
Acquisition	$ 69,257	nil	$ 75,000	nil	nil	nil	$ 187,123	$ 3,393	$ 334,773	$ 334,773
Exploration	$3,371,835	$111,893	$1,419,594	$35,473	$11,675	$36,337	$2,113,256	$349,545	$7,449,608	$3,428,250

Fiscal 2009 Property Acquisition and Exploration

First Quarter:  During the quarter ended 11/30/2008, the Company ended its exploratory diamond-drilling program on some of its Uruachic area properties.  Data compilation and surface work, including mapping and sampling continued through the end of the quarter.

During the Company’s first fiscal quarter, the exploratory diamond drilling program on the San Timoteo and Las Bolas properties was concluded.  The last holes in the San Timoteo area were completed in late September 2008 and at Las Bolas the last hole was completed in mid October 2008.  More work, including additional drilling, is needed in both areas.  The Company believes it has sufficient data to start on a mineral inventory.

San Timoteo Property.  The last drill holes on the San Timoteo property were drilled in the Sucursal area, which lies several hundred meters north of the old San Martin tunnel.  Very encouraging values were obtained from these holes and follow up drilling is definitely warranted.

The Company also searched for an electric underground drill for the holes that are required within the San Martin tunnel itself.  These holes will trace and further define several distinct high-grade silver and gold zones within the tunnel itself identified by continuous chip sampling of the walls.  These high-grade shoots are characterized by brecciation and intense alteration.  The extent and overall grade of these zones are important for the purpose on a resource calculation and the origin of them is important for continued exploration.  The zones, which occur at different locations along the length of the tunnel, are very difficult and expensive to drill from surface due to topographic conditions.  The surface is about 175 vertical meters above the tunnel and the steep hillside makes drill pad preparation only possible in certain areas.

In total for the San Timoteo area, the Company drilled 34 drill holes totaling 8,588 meters, targeting the San Timoteo claim itself, the area around the San Martin Tunnel, Sucursal and a geophysical chargeability anomaly.

Las Bolas Property.  At Las Bolas, the Company’s 2008 diamond drill program had three primary targets: a) manto structures (on the western side of the one-kilometer-square exploration area, around the old El Manto tunnel); b) high grade silver bearing iron oxides and manganese clay structures (in the central area including the old Las Bolas and Gambusino mine tunnels); and c) the Frijolar structure (in the southern part of the area including the Frijolar tunnel.

In the manto structure target area, twelve diamond drill holes, namely BD-08-03 to BD-08-10 & BD-08-13 to BD-08-16 were drilled to intersect carbonaceous dark lutite manto-like units that have returned high silver and gold grades in some sections.  Other much wider intersections of lower, but still very good, grades were also encountered.

Drill holes BD-08-07 to BDD-08-09 were abandoned prior to reaching the manto level due to drill rods becoming stuck, however BD-08-13 & BD-08-14 did reach the manto target zone and returned anomalous grade assays.  BD-08-15, the northern most drill hole on the manto target, was drilled into an intrusive and hence determines the northern limit of the manto mineralized horizon.

From the current drilling program the Company has reached the conclusion that the manto horizon precious and base metal concentrations increase to the west and southwest.  Management will focus future drilling in these directions with the goal of building potentially mineable tonnage.  A surface sample taken to the west over a width of one meter from a manto exposure returned encouraging gold and silver mineralization.

On the high grade Las Bolas - Gambusino front, the Company successfully completed diamond drill hole BD-08-19, which tested the northern extension of the Las Bolas Contrapozo (raise).  Previous sampling of this raise returned encouraging gold/silver mineralization; the overall weighted average of the 127 chip samples taken in this area also was encouraging.  Drill hole BDD-08-20 also returned encouraging gold/silver mineralization.

Due to market conditions, after completing 26 holes in the Las Bolas area the Company decided to suspend the drilling of additional holes and concentrate its efforts on compiling the data already obtained and generating the sections needed in order to attempt a mineral inventory.  The mineral inventory estimation will take place, upon review of the existing data, under the supervision of an independent qualified person and will be conducted pursuant to NI 43-101 standards.  The study will greatly assist the Company in developing its 2009 drill program by defining target areas which can most easily add tonnage to the mineralization.

In total, the Las Bolas Diamond 2008 drilling program consisted of 26 diamond drill holes (3,551 meters).

Other Properties.  During the months of September, October and November, little work was performed by the Company on its other properties.

Second Quarter:  During the quarter ended 2/28/2009, the Company continued its data compilation and surface work and began a comprehensive program of detailed mapping and structural analysis including underground mapping and sampling.

Las Bolas Property.  During the quarter ended February 28, 2009 the Company compiled the final results of the 2008 drilling and initiated a program of large-scale detailed mapping and structural analysis program focusing on the Las Bolas corridor, as well as other parts of the property, in order to begin work on a mineral inventory.  During January and February 2009, Golden Goliath’s technical team started preparing all the necessary data, level plans, cross sections and longitudinal sections for the study.  The study will also greatly assist the Company in developing its 2009 drill program by defining target areas that can most easily add tonnage to the mineralization.  The mineral inventory also requires additional underground sampling and detailed mapping which was initiated during this quarter.  Additional underground drilling of short holes into the walls of the tunnel may also be required and mining consultants have been brought in to assess the requirements that may be needed.

An effort was also launched during this period to open one or more of the other existing old workings on the Las Bolas property.  This includes the Papacho workings which trend towards the Arbolito shaft and areas of higher grade gold mineralization found in the past.  This involves both hand and caterpillar excavation and must proceed slowly for safety concerns as the loosely consolidated material surrounding the entrance to Papacho is unstable.

During the month of January a new zone with the potential of hosting more Las Bolas style mineralization was identified about 500 meters north of the main Las Bolas underground workings.  The host rock, andesitic breccia, and mineralization found in the new area, called Las Bolas II, are considered to be identical to the Las Bolas-Gambusino area and has been mapped to date over a 300-meter length and is open in two directions.  Preliminary grab samples of the mineralized structures returned encouraging assays of gold and silver mineralization.

San Timoteo Property.  During the quarter ended 2/28/2009, the Company also compiled the final drilling results from the San Timoteo area.  The Company would like to commence a mineral inventory of this area following the work being done at Las Bolas.  Consultants have been retained to access the safety and physical conditions within the San Martin tunnel.  Underground drilling within this tunnel will be required in order to determine the extent of the high grade gold and silver zones identified within the tunnel that could not be efficiently targeted from surface.

Other Properties.  During the months of December 2008, January 2009 and February 2009, little work was performed by the Company on its other properties.

Third Quarter:  During the quarter ended 5/31/2009, the Company continued working on its Las Bolas property.  Underground sampling and mapping in the Las Bolas tunnel focused on two main areas, Stations 19 and 37, but work also included sampling from the furthest reaches of the tunnel.  The highest grades of gold ever recorded in the Uruachic camp, over 50 gms/tonne, were returned from Station 19 and Station 37 stopes.  Silver grades were very encouraging.

The assay results were not repeats of previous chip samples but comprise new information.  The assay results show the presence of high grade silver and gold mineralization not only in the structures, but in the hanging-wall and footwall as well.  These values demonstrate substantial mining widths.  The main portion of Station 19 covers a length of approximately 45 meters in the Las Bolas tunnel, approximately 60 meters below the surface, with a parallel zone 11 meters to the north that is exposed for a length of 20 meters.

Station 37 is approximately 200 meters further along the Las Bolas workings than Station 19.  The main portion of Station 19 covers a length of approximately 45 meters in the Las Bolas tunnel, and is approximately 60 meters below the surface.

The recent results from stations 19 and 37, along with reverse circulation drill hole B-04-3, clearly show that this is a substantial zone, over 200 meters long, containing much higher gold values.

This new data will be included in the Company’s preliminary resource calculation already underway.  The detailed mapping in these areas revealed very important structural information that will assist with the targeting of the next round of drilling, which is planned to include both surface and underground drilling.

The underground work was augmented with preliminary sampling of old tunnels over 1,000 meters east of the Las Bolas tunnel.  In April 2009, the Company reported the identification of four-old workings located about 1,350 meters northeast of the entrance to the Las Bolas mine tunnel.  These workings have an east-west structural orientation on strike with the dominant mineralization associated in the high-grade areas of the Las Bolas workings.  The alteration zone in this new area is at least 12 meters wide exhibiting structures up to two meters in width in places, with rhyolites coming in contact with conglomerates.  These structures may be part of the Las Bolas-Gambusino mineralized system, which if confirmed, would significantly expand the strike length of this mineralized system.  These new discoveries add significantly to the exploration potential and size of the Las Bolas-Gambusino Gold Silver project, which has already been shown to host high-grade mineralization.   The mineralized structure is hosted in a polymictic conglomerate.  The occurrence of this structure in the polymictic conglomerate will expand the exploration potential, as it was previously believed that the mineralization was hosted in andesite and dacite only.

Other Properties.  During the months of March, April and May 2009, little work was performed by the Company on its other properties.

Fourth Quarter:

During the fourth fiscal quarter, the Company was working on its NI 43-101 technical report and continued underground sampling and mapping at its Las Bolas property as well as surface prospecting and sampling along strike of the known mineralization at Las Bolas.

Las Bolas Property

During Fiscal 2009 the Company ended the drilling program from the previous year on the San Timoteo, La Reforma and Las Bolas properties, but continued extensive underground and surface work on Las Bolas. The drilling ended in November 2008 with encouraging results from San Timoteo and Las Bolas, but with limited success on La Reforma.  Exploration work shifted to underground and surface work on Las Bolas with very encouraging results.

From late 2008 and throughout most of 2009, exploration work was concentrated within the main underground workings of the Las Bolas property, including the Las Bolas tunnel, Frijolar, Providencia, Gambusino and El Corazon.  Very detailed underground mapping and sampling was carried out in these workings resulting in a dramatic improvement in the understanding of the nature and distribution of the mineralization.  This work determined, for example, that the Las Bolas vein actually consists of seven discrete vein structures that are in close proximity to each other, that there are two separate mineralized structures within the Frijolar workings and that there are four separate fracture systems controlling the mineralization.  The detailed sampling returned extremely encouraging results particularly in the Station 37 area in the Las Bolas tunnel.

Surface work and data compilation resulted in the identification of at least eleven mineralized veins or vein systems on the Las Bolas property.  Some of these systems, such as the one on which the Las Bolas tunnel was developed, were found to actually contain numerous closely spaced mineralized veins that increased the potential economic viability of the deposit.

The mineralization was found to fall within three recognized mineral trends that cross the Las Bolas property in a northeast–southwest direction.  These are called the Las Bolas-Gambusino trend, the Frijolar trend and the El Corazon trend.  The strike length of these trends extends for at least 2,500 meters and old workings with known mineralization are present over a vertical interval of 600 meters.  Subsequent work to the west across the Rio Uruachic has uncovered several new showings indicating that the strike length may be closer to 3.000 meters.

In May 2009, an independent consultant, Victor Jaramillo P.Geo of Discover Geological Consultants, was retained to write a 43-101 compliant report on the Las Bolas property.  His work, which overlapped with the Company’s underground mapping and sampling, confirmed the distribution of the mineralization.  The author of the report believes that the Las Bolas-Los Hilos Property hosts an early stage mesothermal system of silver-lead-zinc veins followed by a later low sulphidation epithermal gold-silver phase.  Both systems are structurally controlled and confined mainly along fault zones as veins, silica stockworks and breccias.

Mesothermal vein systems are formed at considerable depths (from 600 meters to 1000 meters or more) by hydrothermal processes in a temperature range of 200°C to 300°C.  The presence of dark gray quartz veins, cutting and brecciating the early silver-base metal mesothermal veins or oxide veins may be related to this later epithermal event.  The report proposes the following mineral characterization:

Type-1 mineralization: Ag + Pb + Zn (Au)

Type-2 mineralization: Au + Ag + As (Cu)

It is the opinion of the author of the NI 43-101 report that “at Las Bolas-Los Hilos Property, the possibility for defining considerable more silver and gold mineralization is excellent.”

The report also provided specific recommendations including the development of a new underground cross cut within the Las Bolas workings in order to provide a new clear section across all of the vein structures which will allow further detailed sampling and understanding of the structures.

In Summer 2009, the Company also identified a new mineralized trend on the east side of the Las Bolas property that runs in a near north-south direction, crossing the other three main trends.  The new trend, called Filo do Oro also has old workings and has a higher gold ratio than the most of the mineralization in the workings further west.  This cross cutting trend contains gold/silver veins as well as disseminated mineralization, suggesting good potential for a bulk mineable gold/silver deposit with high grade feeder veins running through it.  Filo de Oro is open in all directions and has a higher gold ratio.

Other Properties

During Fiscal 2009, the Company completed the drilling programs on its La Reforma and San Timoteo properties and then concentrated efforts on Las Bolas. Little work was performed by the Company on its other properties.

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

Golden Goliath’s executive offices are located in rented premises of approximately 1,500 sq. ft. at Suite 711, 675 West Hastings Street, Vancouver, British Columbia Canada  V6B 1N2.  Golden Goliath began occupying these facilities in January 2001.  Monthly rent is $3,500.

All of the Company’s current mineral exploration properties except two (Chamizal and La Cruz) are located in close proximity to each other within the historic mining district of Uruachic in Chihuahua, Mexico.  Golden Goliath has a 100% interest in 10,000 hectares (25,000 acres) in the district.

During Fiscal 2009, the Company expended the majority of its exploration efforts and funds on the Las Bolas – Los Hilos and San Timoteo properties.  During Fiscal 2008, the Company expended the majority of its exploration efforts and funds on the San Timoteo, La Reforma, and Las Bolas – Los Hilos properties.  During Fiscal 2007, the Company expended the majority of its exploration efforts and funds on the San Timoteo property.

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
San Timoteo 2
Nueva
Union
La Reforma
San
Timoteo
las
Trejas
Oro
Leon
Bufalo A
Bufalo B
Las Bolas
Uruachic
Mina
Las Bolas
El Manto
Los Hilos
Los Hilos
Ampl.
La Verde
Nopalera
Las Bolas
Nopalera
Todos
Santos
Don
Lazaro
E-6841
La Flor de
Trigo
El Bufalo fr.1
El Pavo Real
Bufalo 5
fr 1
Corona
3
Corona
Norte
Corona
Corona
2
La Esperanza
Corona
Sur
Bufalo 2
Bufalo 7
Bufalo 6
La Barranca
Rio Uruachi
Bufalo 4
La Esperanza
Oteros
Bufalo R2
Rio Oteros
100% owned by Golden Goliath
Known target area
Current exploration target
Road access
2 km

San Timoteo Property.  The San Timoteo property includes several claims, which total 793 hectares.  These are San Timoteo, San Timoteo II, Oro Leon, Las Trojas and Bufalo B.

La Lluvia
La Reforma
San Timoteo 2
San Timoteo
Las Trojas
Nueva Union
Oro Leon
Bufalo A
Bufalo B

La Reforma Property.  The La Reforma property comprises three claims totaling 987.4 hectares.  The claims are La reforma, La Lluvia and Bufalo A.

La Lluvia
San Timoteo 2
La Reforma
San Timoteo
Las Trojas
Nueva Union
Oro Leon
Bufalo A
Bufalo B

Nueva Union Property.  The Nueva Union property has just one claim, called Nueva Union, which covers 211.89 hectares.

La Lluvia
La Reforma
San Timoteo 2
San Timoteo
Las Trojas
Nueva Union
Oro Leon
Bufalo A
Bufalo B

Los Hilos/Las Bolas Property.  The Las Bolas property comprises seven claims totaling 656.76 hectares: Los Hilos, Los Hilos II, Los Hilos II Frac.1, Mina de Las Bolas, Don Lazaro, El Manto, Ampliation La Verde.

Uruachic
Mina Las Bolas
El Manto
Los Hilos 2
Los Hilos
Ampl. La Verdel
Las Bolas
Todos Santos
Don Lazaro
E-6841
El Bufalo fr.1

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

Corona 3
Corona Norte
Corona
Corona 2
La Esperanza
Corona Sur

La Cruz Property

The Company acquired its 100% interest in the seven Uruachic Mining Camp properties and the Chamizal Property as a result of a default on a promissory held by Golden Goliath from Minera Uruachic S.A. de C.V. (“Minera Uruachic”).  Minera Uruachic originally purchased the claims from local residents.  Minera Uruachic is a related company to Golden Goliath in that it is controlled by J. Paul Sorbara, the President/Director of Golden Goliath and Daniel Nofrietta Fernandez, a Director of Golden Goliath.

The La Cruz property has one claim, called La Cruz covering 90.00 hectares which was staked by the Company in 2006.  Preliminary surface mapping was completed by Golden Goliath, along with underground mapping and sampling of some of the several old mine workings on the property.  The property gained the attention Pan American Silver, who conducted at least two property examinations.  La Cruz was then optioned to the Mexican subsidiary of Pan American.  An internal claim, called La Cruzada, was obtained directly by Pan American and was rolled into the agreement.

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

NEW MEXICO
TEXAS
Chihuahua
Santa Eulalia
Naica
Chamizal
La Cruz
Sierra
Madre
Belt

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

Chamizal Project
Chihuahua
Mexico
Golden Goliath
RESOURCES LTD.
El Paso
Ciudad Juarez
Bismark
Porvenir
Janos
Corralitos
Villa Ahumada
Mariana
Nuevo Casas Grandes
Corpos
Yuca
Los Lamentos
Río Bravo
F. Magon
Buenaventura
Ojinaga
Mulatos
Namiquipa
Mano Negra
Madera
Terrazas
Plomosas
Lajitas
Tascatito
San Carlos
Morreon
Chihuahua
Santa Eulalia
Concheno
Cuauhtemoc
Ciudad Delicias
Pinos Altos
Basaseachic
Cusihuriachi
La Paz
Chamizal
Ocampo
Magistral
Satevó
Savonarola
Uruachic
Zapote
Naica
Monterde
Chinipas
Cienega de Trejo
Cordero
Guazapares
La Guitarra
Olivos
Ciudad Jiminez
Almoloya
Piedras Verdes
Lluvia de Oro
San Francicso del Oro
Parral
Batopilas (Francisco Gold Corp.)
Hidalgo del Parral
Reforma
Santa Barbara
Guadalupe y Calvo
Guanacevi
Tayoltita
32ºN
31ºN
30ºN
29ºN
28ºN
27ºN
109ºW
108ºW
107ºW
106ºW
105ºW
104ºW
45
16
0
50
100
150
200
km
U.S.A.
Chihuahua State
MEXICO
Caribbean Sea
Pacific Ocean
Mexico City
LEGEND
Exploration Area
Active Mine

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 8/31/2009, 8/31/2008, and 8/31/2007 should be read in conjunction with the financial statements of the Company and the notes thereto.

Selected Annual Data

	Year Ended August 31 2009	Year Ended August 31 2008	Year Ended August 31 2007
Sales Revenue	$0	$0	$0
Net Income (loss)	($2,196,183)	($821,077)	($1,035,556)
Basic and Diluted (loss) EPS	($0.04)	($0.01)	($0.02)
Weighted Avg. No. Shares Outstanding	60,934,037	60,875,845	49,092,397
Working Capital	$686,378	$2,437,739	$7,058,037
Mineral Property Interests	$7,342,303	$7,784,381	$3,763,023
Shareholders Equity	$8,156,342	$10,295,018	$10,948,315
Total Assets	$8,222,221	$10,795,721	$11,249,718

General/Administrative, and thus losses, have risen in the last several years; from $466,410 in FY2004 to $821,077 in FY2008; but declined in FY2009 to $760,523 primarily due to Office/General and Investor-Relations expenses.  Such expenses span the full gamut of corporate activities as the Company ramped up exploration activities and corporate structure.  Losses were increased in FY2005 by a write-down of mineral properties; and in all years by the non-cash income statement line item for “stock-based compensation”.  Stock-based Compensation declined in FY2007, FY2008, and FY2009.

Summary of Quarterly Results

Net (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009	($182,506)	($260,255)	($184,103)	($1,569,319)
Fiscal 2008	($166,814)	($337,038)	($221,738)	($95,487)
Fiscal 2007	($159,770)	($171,367)	($250,015)	($454,404)

EPS (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009	($0.00)	($0.00)	($0.00)	($0.04)
Fiscal 2008	($0.00)	($0.01)	($0.00)	($0.00)
Fiscal 2007	($0.00)	($0.00)	($0.00)	($0.01)

Exploration efforts are conducted year-round and administrative/general expenses are generally not seasonal.  The higher fourth quarter losses primarily relate to year-end write-downs of mineral properties.

Financings

In December 2009, the Company announced a private placement of 25,000,000 units at a price of $0.15 per unit.  Each unit consisted of one common share and one half of one share purchase, with each whole warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.25.  Once resale restrictions on the shares have expired and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice (in writing to warrant holders and via a news release).  The proceeds will be primarily used to expand the mineral resource at the Company’s Las Bolas property and to work on the new Filo de Oro zone on the east side of the Las Bolas property.  Finder’s fees of 8% cash and 8% warrants having the same terms as the warrants under the units may be paid.  The financing is subject to regulatory approval.  Prior to the date hereof the Company completed the first tranche of this financing being 12,641,466 units raising a total of $1,896,220.

During Fiscal 2009, 18,352,726 warrants expired unexercised.

As at 8/31/2009, the Company had no share purchase warrants outstanding

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

Fiscal 2009 Ended August 31, 2009 vs. Fiscal 2008

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

For Fiscal 2009, the Company incurred a net loss of ($2,196,183) compared to a net loss of ($821,077) during the prior year.  The significant differences between the two years were:

a.

a writedown of mineral property exploration costs of $1,435,660 in FY2009 compared to nil the prior year.  As a result of the large exploration program in 2008 and into 2009 the Company was better able to evaluate its mineral properties.  Results at La Reforma were disappointing and while the Company intends to maintain its interest in La Reforma as there are still several interesting untested target areas, the Company wrote down its past exploration expenditures based on these results.

b.

a decrease of $191,490 in interest income in FY2009 compared to FY2008 due to both lower interest rates and reduced capital earning interest as the Company financed its exploration activities.

c.

an increase of $52,945 in foreign exchange expense due to the decrease in value of the Canadian dollar against the Mexican peso.

d.

stock-based compensation charge of $57,507 in FY2009 compared to $122,780 in the prior year which are non-cash based charges and are a result of accounting practices which require a calculation using the Black-Scholes option valuation model to expense stock options.  The lower charges last year was a result of issuing less options during that year.

e.

a decrease of $138,575 in investor relations expenses during FY2009 as the Company sought to reduce expenses in FY2009 due to difficult market conditions.

f.

a decrease of $25,948 in transfer agent and filing fees as the Company completed a private placement in the prior year which resulted in various one time fees.

g.

a reduction of $2,130,185 in current assets as the Company was completing an aggressive exploration program during the past year reducing the Company’s cash position.

Net Loss per Share for FY2009 was ($0.04) per share compared with ($0.00).

Liquidity and Capital Resources

As of 8/31/2009, deferred mineral property exploration costs totaled $7,007,530 compared to $7,449,608 at 8/31/2008.  During the year, the Company incurred a total of $993,581 in exploration expenditures including $434,750 on drilling, $152,409 on assaying, $92,464 doing geology and mapping and $41,228 on road construction and site preparation, mainly on its Las Bolas property.  $193,175 of facilities and other exploration expenditures in deferred exploration costs included such expenses as core boxes, rental of a core shack and a water truck used during drilling.

At 8/31/2009, the Company had working capital of $686,378 compared to its 8/31/2008 working capital of $2,427,739.  There was a reduction in cash and short-term investments as the Company was working on an aggressive exploration program during the past year.  The Company completed no financings during FY2009; but, raised $3.75 million in December 2009.  The Company is able to meet its ongoing financial obligations at this time.

Cash Used by Fiscal 2009 Operating Activities totaled ($721,124), including the ($2,196,183) Net Loss.  Significant adjustments included: $1,435,660 writedown of the La Reforma Property; $57,507 in stock-based compensation; and ($37,570) in changes in non-cash working capital balances related to operations”.  Cash Used in Fiscal 2009 Investing Activities was ($771,074), including: $2,153,945 from “redemption of short-term investments”; and ($1,365,900) for “expenditures on mineral properties”.  Cash provided from Fiscal 2008 Financing Activities was $nil.

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

5.C.  Research and Development, Patents and Licenses, Trademarks, etc.

5.D.  Trend Information

No Disclosure Necessary.

5.E.  Off-Balance Sheet Arrangements

At 8/31/2009 and 8/31/2008, the Company has no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company has no “hard” contractual obligations at 12/31/2009.  However, under certain of its property acquisition agreements, the Company is committed to expend funds on exploration and/or make cash option payments and/or issue common shares to maintain or complete its option arrangements.  The Company is required to pay approximately $50,000 in taxes each year to the Mexican government for its mineral exploration properties.

5.G.  Safe harbor.

      --- No Disclosure Necessary ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3 Directors and Senior Management December 31, 2009

Name	Positions	Age	Date First Elected or Appointed
Ing. Daniel N. Fernandez (2)	Director	68	June 1998
Richard W. Hughes	Director	76	June 1998
Robin Bruce Hutchison	Director	53	December 2000
Marc Legault	Director	49	January 2006
Stephen Pearce (1)(3)	Director/CFO/Secretary	39	December 2000
Andrew Robertson (1)	Director	65	December 1998
Edward K. Sorbara (1)	Director	65	June 1998
J. Paul Sorbara (2)	Director/President	56	February 1997
(1) Member of Audit Committee.
(2) He spends full time on the affairs of the Company.
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

Robin Bruce Hutchison was graduated from the University of British Columbia with a Bachelor of Science Degree in 1978.  A co-founder of eCharge Corporation (www.echarge.com), he held numerous position within eCharge including, President and Chief Technical Officer.  Prior to co-founding eCharge Corporation, he was President of SNI Corporation, which specialized in the integration of SUN Microsystems UNIX based systems and Internet & Firewall Security.  As an independent director of the Company, Mr. Hutchinson supervises management and helps to ensure compliance with corporate governance policies and standards.

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

Stephen Pearce has been the Corporate Secretary of the Company since 12/11/2000 and CFO and a Director of the Company since 1/26/2006.  He was graduated from York University in 1993 with a degree in Economics.  He received his law degree from the University of British Columbia in 1996.  He is an attorney specializing in junior mining companies.  Mr. Pearce serves as a Director and/or Corporate Secretary of the following TSX Venture Exchange listed companies: Neodym Technologies Inc. (since 2001); and Sable Resources Ltd. (since 2003) and Sunorca Development Corporation (since 2008).  As a director of the Company, Mr. Pearce participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Dr. Andrew Robertson received his Doctorate and Bachelor of Science Degrees from the University of Witwatersrand in the Republic of South Africa.  He holds the designation of Professional Engineer that was awarded to him from both the Association of Professional Engineers & Geoscientists of British Columbia and the Association of Professional Engineers of Ontario.  Since April 1994, Robertson Geoconsultants Inc., a company he owns, has employed him; through this company he provides consulting services to mining companies. Since April 1994, he has been a Director of Gemcom Software International Inc. He has been President/Director of InfoMine Inc. since 1984.  As an independent director of the Company, Mr. Robertson supervises management and helps to ensure compliance with corporate governance policies and standards.

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

J. Paul Sorbara has been the President of the Company since 2/5/1997 and a Director of the Company since 5/10/1998.  He is a graduate of the University of Toronto where he received a Bachelor of Science Degree in 1976 and a Master of Science Degree in 1979.  He received the designation of Professional Geologist in 1991 from the Association of Professional Engineers and Geoscientists in British Columbia; and in 1985 the Geological Association of Canada awarded him the designation of Fellow of the Geological Association of Canada.  He also serves as the President of Minera Delta S.A. de C.V., a wholly owned subsidiary of Golden Goliath.  He owns a consulting firm, Sorbara Geological Consulting Ltd., but devotes very little time to that company. Since January 2004, he has been a Director of Petro Horizon Energy Corp. Since August 2007, he has been a Director of Jiulian Resources Inc.  He devotes full time to his duties as the President of the Company.  As a director of the Company, Mr. Sorbara participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.  Their functions within the Company are detailed in ITEM #1.A.1.

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

6.B.  Compensation

Director Compensation

The Company has no formal program for compensating Directors for their service as directors.  There are no Director service contracts with the Company providing for benefits upon termination of employment.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  The Company’s directors also participate in the Company’s Stock Option Plan; during Fiscal 2009, 225,000 stock options were granted to Directors.   No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table which details Director (Richard Hughes) compensation paid/accrued for Fiscal 2009.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management/Directors during Fiscal 2009 was $277,350.  The following table details Senior Management/Director compensation paid/accrued for Fiscal 2009.

Table No. 4
Director and Senior Management Compensation
Name and principal position	Year	Salary	Share-based awards	Option-based awards	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation(3)
					Annual incentive plans	Long-term incentive plans
J. Paul Sorbara, President (1)	2009	$120,000	NA	450,000	NA	NA	NA	NA	$120,000
Stephen Pearce, CFO/Secretary	2009	$60,000	NA	75,000	NA	NA	NA	NA	$75,000
Daniel Fernandez Manager of Minera Delta S.A.	2009	$44,020	NA	50,000	NA	NA	NA	NA	$44,020
Richard Hughes, Director (2)	2009	NA	NA	50,000	NA	NA	NA	$53,330	$53,330
(1) Mr. Sorbara’s “salary” is paid to Sorbara Geological Consulting Ltd., private company owned/controlled by him.

(2) Mr. Hughes’s “All Other Compensation” is paid to Hastings Management Corp., a company wholly owned by him; pursuant to administrative services provided to the Company including providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices.

(3) During the Senior Management’s employment, the Company reimburses Senior Management for all travel and other expenses actually, properly and necessarily incurred by the NEO in connection with the Senior Management’s duties in accordance with the policies set from time to time by the Company, in its sole discretion.  The Senior Management is required to furnish such receipts, vouchers or other evidence as are required by the Company to substantiate such expenses.  Such reimbursements are excluded from the “Total Compensation”.

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2009, the most recently completed fiscal year; there were 4,925,000 stock options outstanding.  During Fiscal 2009, 1,150,000 stock options were granted to Senior Management, Directors, and employees/ consultants; all stock options vested upon granting.  During Fiscal 2009, no SARs (stock appreciation rights) were granted.  During Fiscal 2009: no stock options were exercised; 175,000 options were cancelled; 430,000 expired; and none were re-priced.

Table No. 5
Stock Option Grants in Fiscal 2009 Ended 8/31/2009
Name	Number of Options Granted	Percent Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Daniel Fernandez	50,000	4%	$0.10	12/08/2008	12/07/2013	$0.05
Richard Hughes	50,000	4%	$0.10	12/08/2008	12/07/2013	$0.05
Robin Hutchison	25,000	2%	$0.10	12/08/2008	12/07/2013	$0.05
Marc Legault	25,000	2%	$0.10	12/08/2008	12/07/2013	$0.05
Stephen Pearce	75,000	7%	$0.10	12/08/2008	12/07/2013	$0.05
Andrew Robertson	25,000	2%	$0.10	12/08/2008	12/07/2013	$0.05
Edward Sorbara	50,000	4%	$0.10	12/08/2008	12/07/2013	$0.05
J. Paul Sorbara	450,000	39%	$0.10	12/08/2008	12/07/2013	$0.05
Management/Directors	750,000
Employees/Consultants	175,000	15%	$0.10	12/08/2008	12/07/2013	$0.05
Employees/Consultants	75,000	7%	$0.10	4/24/2009	4/24/2014	$0.10
Employees/Consultants	150,000	13%	$0.12	4/24/2009	4/24/2014	$0.10
TOTAL	1,150,000	100%

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During Fiscal 2009 Ended 8/31/2009, the most recently completed fiscal year, no stock options were exercised by Senior Management and/or Directors.  No SARs (stock appreciation rights) were exercised during this period.

The following table gives certain information concerning stock option exercises during Fiscal 2009 by the Company’s Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 6
Aggregated Stock Options Exercises in Fiscal 2009 Fiscal Yearend Unexercised Stock Options Fiscal Yearend Stock Option Values Senior Management/Directors
Name	Number of Shares Acquired on Exercise	Aggregate Value Realized (1)	Number of Unexercised Options at Fiscal Yearend Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Yearend (2) Exercisable/ Unexercisable
Ing. Daniel N. Fernandez	nil	$nil	475,000/nil	$1,500/$nil
Richard W. Hughes	nil	$nil	275,000/nil	$1,500/$nil
Robin Hutchison	nil	$nil	275,000/nil	$750/$nil
Marc Legault	nil	$nil	400,000/nil	$750/$nil
Stephen Pearce	nil	$nil	475,000/nil	$2,250/$nil
Andrew Robertson	nil	$nil	325,000/nil	$750/$nil
Edward K. Sorbara	nil	$nil	325,000/nil	$1,500/$nil
J. Paul Sorbara	nil	$nil	1,000,000/nil	$13,500/$nil
(1) Value using the closing price of common shares of the Company on the Toronto Venture Exchange on the date of exercise, less the exercise price per share.
(2) The market price for the Company’s common shares on 8/31/2009 was $0.13. No value has been given to unexercised options that were out-of-the-money on 8/31/2009.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Tables No. 4/5/6/7/8 for information about stock options.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2009 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

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

Written Management Agreements

The Company has retained Mr. Hughes through Hastings Management Corp., a company wholly owned by him.  Pursuant to administrative services provided to the Company including providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices.  Currently, he is paid $3,500 per month.  The contract is on a month to month basis and can be terminated by either party with one month’s written notice.

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

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2009, the Board of Directors held three scheduled meetings.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholder; all but Marc Legault, Robin Hutchinson and Daniel Fernandez of the directors attended the February 2009 annual shareholders meeting.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted 9/1/2006.  The current members of the Audit Committee are: Stephen Pearce, Andrew Robertson (independent), and Edward Sorbara (independent).  The Audit Committee met once during Fiscal 2009 and has met once during Fiscal 2010-to-date but regularly communicate informally throughout the year.

The Company does not have an “audit committee financial expert” serving on its Audit Committee.  The Company’s Audit Committee consists of two independent directors and the CFO/Secretary/Director, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

6.C.5.  Code of Ethics

The Board has not adopted a written Code of Business Ethics.  However, the Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2009 and Fiscal 2010-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of 12/31/2009, the Company had eight full-time employees and several part-time employees/consultants, including the Senior Management; five of these employees are directly engaged in mineral exploration/development.  As of 8/31/2009 and 8/31/2008, the Company had ten and ten employees, respectively, including the Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

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

Table No. 7 Shareholdings of Directors and Senior Management Shareholdings of 5% Shareholders December 31, 2009

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Sprott Asset Management (1)	8,934,868	14.7%
Common	Agnico Eagle Mines Limited (2)	5,362,000	8.8%
	5% Shareholder Subtotal	14,296,868	23.5%
Common	J. Paul Sorbara (3)	2,119,600	3.5%
Common	Daniel Fernandez (4)	1,542,000	2.5%
Common	Edward Sorbara (5)	686,625	1.1%
Common	Richard Hughes (6)	575,000	0.9%
Common	Andrew Robertson (7)	526,000	0.8%
Common	Stephen Pearce (8)	569,000	0.9%
Common	Robin Hutchison (9)	275,000	0.4%
Common	Marc Legault (10)	400,000	0.6%
	Directors and Senior Management Subtotal	6,693,225	11.0%
	TOTAL	20,990,093	34.5%

 (1) Sprott Asset Management is a financial institution.

Their address is:  200 Bay Street, Toronto, Ontario, Canada  M5J 2J1

The contact person is: Eric Sprott

The Company believes that of this total, 1,500,000, or approximately 2.5% of the Company’s outstanding shares, represent shares issued in April 2007 by way of private placement, as agent for beneficial owners and that Sprott Asset Management does not beneficially own, directly or indirectly, or exercise control or direction over such shares.  The Company is not aware whether Sprott Asset Management beneficially owns or exercises control or direction over the remaining 7,434,868 shares, representing approximately 12.2% of the Company’s outstanding shares

(2) Agnico Eagle Mines Limited is a Canadian mining company publicly traded on the NYSE and TSX Exchange.  Their address is: 145 King Street East, Toronto, Ontario, M5C 2Y7.  The contact person is: David Smith; VP, Investor Relations.

(3)

1,000,000 represent currently exercisable stock options.

1,119,600 common shares and 550,000 stock options are held indirectly through Sorbara Geological Consulting Limited, a private company control by Mr. Sorbara.

(4)

475,000 represent currently exercisable stock options.

(5)

325,000 represent currently exercisable stock options.

(6)

275,000 represent currently exercisable stock options.

(7)

325,000 represent currently exercisable stock options.

The 201,000 common shares are registered in the name of A. MacG. Robertson & Associates Inc. and A. MacG. Holdings Inc., of which Andrew MacG. Robertson is the sole owner of all issued voting shares.

(8)

475,000 represent currently exercisable stock options.

(9)

275,000 represent currently exercisable stock options.

(10)

400,000 represent currently exercisable stock options.

#  Based on 60,934,037 common shares outstanding at 12/31/2009, and warrants and stock options held by each beneficial holder exercisable within sixty days.

Stock Options

Incentive stock options are granted by the Company in accordance with the rules and policies of the TSX Venture Exchange, the Business Corporations Act (British Columbia), including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted its current formal written stock option plan (the “Stock Option Plan”) on 2/5/2006.

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

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management-company employees.  For the purposes of the Stock Option Plan, the terms “employees”, “consultants” and “management company employees” have the meanings set out in TSX Venture Exchange Policy 4.4.  In addition, the term “director” is defined in TSX Venture Exchange Policy Manual section 4.4 to include directors, senior officers and management company employees.

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

Table No. 8 Stock Options Outstanding December 31, 2009

Name	Number of Options Granted or Remaining	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors
J. Paul Sorbara	450,000	$0.10	12/8/2008	12/7/2013
	250,000	$0.40	7/16/2006	7/16/2012
	300,000	$0.36	6/29/2006	6/29/2011
Stephen Pearce	75,000	$0.10	12/8/2008	12/7/2013
	150,000	$0.40	7/16/2006	7/16/2012
	250,000	$0.36	6/29/2006	6/29/2011
Daniel Fernandez	50,000	$0.10	12/8/2008	12/7/2013
	175,000	$0.40	7/16/2006	7/16/2012
	250,000	$0.36	6/29/2006	6/29/2011
Richard Hughes	50,000	$0.10	12/8/2008	12/7/2013
	100,000	$0.40	7/16/2006	7/16/2012
	125,000	$0.36	6/29/2006	6/29/2011
Robin Hutchison	25,000	$0.10	12/8/2008	12/7/2013
	100,000	$0.40	7/16/2006	7/16/2012
	150,000	$0.36	6/29/2006	6/29/2011
Marc Legault	100,000	$0.40	7/16/2006	7/16/2012
	275,000	$0.36	6/29/2006	6/29/2011
	25,000	$0.10	12/8/2008	12/7/2013
Andrew Robertson	25,000	$0.10	12/8/2008	12/7/2013
	100,000	$0.40	7/16/2006	7/16/2012
	200,000	$0.36	6/29/2006	6/29/2011
Edward Sorbara	50,000	$0.10	12/8/2008	12/7/2013
	100,000	$0.40	7/16/2006	7/16/2012
	175,000	$0.36	6/29/2006	6/29/2011
Total Officers/Directors	4,085,000
Employees/Consultants/etc.	175,000	$0.10	12/8/2008	12/7/2013
	190,000	$0.35	11/26/2007	11/25/2012
	225,000	$0.40	7/16/2006	7/16/2012
	320,000	$0.36	6/29/2006	6/29/2011
TOTAL	4,995,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E, and Tables No. 4/5/6/7/8/9/10/11, for details regarding securities held by 5% Shareholders, Senior Management, Directors, and others.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several years to some significant changes in the holdings of major shareholders (five percent) direct/indirect holdings of common shares.  Refer to ITEM #6E and Table No. 4/5/6/7/8 for additional information.

	Common Shares Owned at 8/31/2009	Common Shares Owned at 8/31/2008	Common Shares Owned at 8/31/2007
Sprott Asset Management	8,934,868	6,958,500	9,910,500
Agnico Eagle Mines Limited	5,362,000	5,362,000	5,362,000

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 12/16/2009, the Company’s shareholders’ list showed 60,934,037 common shares outstanding, with 42 registered shareholders.  15 of these shareholders were resident in Canada, holding 58,130,399 common shares (representing about 95.4% of the issued/outstanding shares); 26 registered shareholders were resident in the United States, holding 2,743,638 common shares (representing about 4.5%); and one registered shareholder was resident in other countries, holding 60,000 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 700 “holders of record” in Canada, holding approximately 90% of the outstanding shares of the Company, and over 800 beneficial owners that own 100% of its common shares.

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

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides services to the Company including providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require. These costs to Hastings Management are divided between several public and private companies and not all the costs of each category is paid by any one company. As such, while most companies charge these expenses individually to the income statement the Company reduces these costs by sharing them with other companies. Hastings Management estimates the percentage of time spent on any one company in any given period and it is charged proportionately. Richard Hughes, a Director of Golden Goliath, owns Hastings Management.  During the Fiscal 2009 Ended August 31, 2009, Hastings Management charged the Company $53,330 (2008 = $54,300)(2007 = $53,000) for these services.

J.Paul Sorbara’s “annual compensation” is paid to Sorbara Geological Consulting Ltd., private company owned and controlled by him.  During Fiscal 2009/2008/2007, this firm was paid $120,000, $120,000, and $120,000.

Accounts payable and accrued liabilities at 8/31/2009 included $30 (2008 = $16,122)(2007 = $3,382) due to a numbered investment, a company controlled by a director.

During Fiscal 2009 Ended August 31, 2009, the Company paid $44,020 (2008 = $51,186)(2007 = $40,682) in wages and benefits to Daniel Fernandez, Manager of Minera Delta S.A. and a director.

During Fiscal 2009 Ended August 31, 2009, the Company paid $60,000 (2008 = $60,000)(2006 = $15,000) in consulting fees to Stephen Pearce, CFO/Secretary/Director.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 8/31/2008, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Morgan & Company LLP, Chartered Accountants are included herein immediately preceding the financial statements.

Audited Financial Statements

Fiscal 2009/2008/2007 Ended August 31st

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

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares began public trading on 10/16/2001.  The current stock symbol on the TSX Venture Exchange in Canada is “GNG”.  The CUSIP number is 381059104.

The following table lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last nine fiscal quarters, and the last five fiscal years.

Table No. 9 TSX Venture Exchange Common Shares Trading Activity Canadian Dollars

Period Ended	Volume	High	Low	Closing
Monthly
12/31/2009	2,530,400	$0.19	$0.14	$0.19
11/30/2009	2,998,500	$0.20	$0.14	$0.16
10/31/2009	2,175,100	$0.24	$0.16	$0.18
9/30/2009	3,878,500	$0.32	$0.13	$0.24
8/31/2009	1,022,700	$0.14	$0.10	$0.13
Quarterly
11/30/2009	9,052,100	$0.32	$0.14	$0.16
8/31/2009	2,555,400	$0.17	$0.10	$0.13
5/31/2009	3,114,800	$0.18	$0.07	$0.16
2/29/2009	7,736,000	$0.13	$0.04	$0.08
11/30/2008	6,264,700	$0.16	$0.04	$0.06
8/31/2008	1,539,100	$0.30	$0.13	$0.15
5/31/2008	1,730,200	$0.33	$0.22	$0.26
2/29/2008	4,449,900	$0.40	$0.20	$0.31
11/30/2007	4,284,500	$0.45	$0.27	$0.35
Yearly
8/31/2009	19,670,900	$0.18	$0.04	$0.13
8/31/2008	12,113,700	$0.45	$0.13	$0.15
8/31/2007	13,298,900	$0.49	$0.24	$0.29
8/31/2006	23,673,000	$0.70	$0.15	$0.35
8/31/2005	9,882,700	$0.35	$0.14	$0.16

The Company’s common shares began trading on the Berlin Stock Exchange on 4/23/2004, with the trading symbol of “GGZ.BE”.  Total volume through 12/31/2009 was 99,500.  Prices ranged from euro$0.02 to euro$0.51; the closing price on 12/31/2009 was euro$0.10.

The Company’s common shares began trading on the Frankfurt Stock Exchange on 1/14/2004, with the trading symbol of “GGZ.F”.  Total volume through 12/31/2009 was 6,162,900.  Prices ranged from euro$0.01 to euro$0.50; the closing price on 12/31/2009 was euro$0.10.

The Company’s common shares began trading on the Munich-Stock Exchange on 1/17/2006, with the trading symbol of “GGZ.MU”.  Total volume through 12/31/2009 was 2,198,800.  Prices ranged from euro$0.01 to euro$0.47; the closing price on 12/31/2009 was euro$0.11.

The Company’s common shares began trading on the XETRA-Stock Exchange in Europe on 1/10/2006, with the trading symbol of “GGZ.DE”.  Total volume through 12/31/2009 was 84,700.  Prices ranged from euro$0.08 to euro$0.56; the closing price on 10/18/2007 (last trade) was euro$0.08.

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

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Business Corporations Act.  Unless the British Columbia Business Corporations Act or the Company's Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the British Columbia Business Corporations Act contain provisions, which require a “special resolution” for effecting certain corporate actions.  Such a “special resolution” requires a two-third vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a “special resolution” include:

a.  Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b.  Giving financial assistance under certain circumstances;

c.  Certain conflicts of interest by Directors;

d.  Disposing of all/substantially all of Company's undertakings;

e.  Removing Director before expiration of his term in office;

f.  Certain alterations of share capital;

g.  Changing the Company name; and

h.  Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM #6E and Tables No. 4/5/6/7/8 for additional information.

Warrants

At 12/31/2009, there were no warrants outstanding.

9.A.6.    Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

The Company has no convertible securities.

Refer to ITEM #9.4.5. “Warrants” above for information about warrants.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable years ended 8/31/2009 or 8/31/2008 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

       --- Not Applicable ---

10.H.  Documents on Display

The Company’s documents can be viewed at its Canadian office, located at:

 675 West Hastings Street, #711, Vancouver, British Columbia, Canada  V6B 1N2.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”).  The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: Judiciary Plaza, 100 F Street NE, Washington, D.C.  20549.  Further, we file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.  Finally, corporate information may be found at the Company’s website: goldengoliath.com.

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

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

          --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  As of August 31, 2009, an evaluation was carried out under the supervision of, and with the participation of, the Company management, including by the Chief Executive Officer and Chief Financial Officer of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of August 31, 2009, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this evaluation, management concluded that the Company’s internal control over financial reporting were effective as of August 31, 2010.

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

There have been no changes in the Company's internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.  Nor have there been any corrective actions with regard to deficiencies or material weaknesses, other than to ensure proper disclosure in the Company’s Form 20-F Annual Report.

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

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2009 Ended 8/31/2009	Fiscal 2008 Ended 8/31/2008
Audit Fees	$35,000	$35,000
Audit-Related Fees	$nil	$nil
Tax Fees	$nil	$nil
All Other Fees	$nil	$nil
TOTAL	$35,000	$35,000

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 16F.  CHANGE IN REGISTRANTS’S CEERTIFYING ACCOUNTANT

ITEM 16G.  CORPORTE GOVERNANCE

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

Audited Financial

    Auditor's Report, dated 12/22/2009

    Consolidated Balance Sheets at 8/31/2009 and 8/31/2008

    Consolidated Statements of Operations and Deficit

      for the years ended 8/31/2009, 8/31/2008, and 8/31/2007

    Consolidated Statements of Cash Flows

      for the years ended 8/31/2009, 8/31/2008, and 8/31/2007

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

8.  List of Subsidiaries:                              Refer to ITEM #4.C.

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16B:       No Disclosure Necessary

12.1  Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

12.2  Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

13.1  Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

      Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2  Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

      Section 1350 of Chapter 63 of Title 18 of the United States Code

14.  Legal Opinion required by Instruction 3 of ITEM 7B: No Disclosure Necessary

15.  (a) Any additional exhibits you wish to file as part of the registration statement or report, clearly marked to indicate their subject matter:

         --- No Disclosure Necessary---

     (b) any document or part of a document incorporated by reference in this filing if it is not otherwise required Additional Exhibits:

         ---Incorporated by reference to Form 20-FR Registration Statement,

            as amended and Form 6-K’s ---

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEARS ENDED AUGUST 31, 2009 and 2008

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Golden Goliath Resources Ltd.

We have audited the consolidated balance sheets of Golden Goliath Resources Ltd. as at August 31, 2009 and 2008, and the consolidated statements of loss and deficit, and cash flows for each of the years in the three-year period ended August 31, 2009.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2009 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“Morgan and Company”

December 22, 2009

Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders, dated December 22, 2009, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada

“Morgan and Company”

December 22, 2009

Chartered Accountants

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	AUGUST 31
	2009	2008

ASSETS

Current
Cash	$169,781	$119,831
Short term investments (Note 3)	405,000	2,558,945
Accounts receivable (Note 4)	164,327	177,176
Prepaid expenses	13,149	26,490
	752,257	2,882,442

Exploration Advances	23,461	20,171
Mineral Property Acquisition Costs (Note 5)	334,773	334,773
Mineral Property Exploration Costs (Note 5)	7,007,530	7,449,608
Property and Equipment (Note 6)	104,200	108,727

	$8,222,221	$10,795,721

LIABILITIES

Current
Accounts payable and accrued liabilities	$39,879	$454,703
Employment Benefit Obligations	26,000	46,000
	65,879	500,703

SHAREHOLDERS’ EQUITY

Share Capital (Note 7)	19,133,783	19,133,783

Contributed Surplus (Note 7)	1,569,184	1,511,677

Deficit	(12,546,625)	(10,350,442)
	8,156,342	10,295,018

	$8,222,221	$10,795,721

Approved on behalf of the Board of Directors:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2009	2008	2007

Expenses

Amortization	$23,800	$19,696	$12,653
Automobile	3,288	3,519	3,860
Consulting (Note 10(e))	68,346	60,143	22,703
Foreign exchange loss (gain)	36,485	(16,460)	38,962
Investor relations	34,050	172,625	135,861
Management fees (Note 10(b))	120,000	120,000	120,000
Corporate office and general (Note 10(d))	61,417	54,082	52,497
Professional fees	72,433	44,487	29,512
Rent and utilities	59,013	72,088	68,256
Transfer agent and filing fees	15,043	40,991	80,869
Travel	43,260	71,734	31,109
Stock based compensation	57,507	122,780	333,813
Wages and benefits (Note 10(c))	189,846	265,076	222,653
Loss Before Other Income (Expense)	(784,488)	(1,030,761)	(1,152,748)

OTHER INCOME (EXPENSE)
Gain On Sale Of Equipment	2,302	-	-
Write Down Of Mineral Property Exploration Costs	(1,435,660)	-	-
Sales Taxes Recovery	3,469	-	-
Interest Income	18,194	209,684	117,192

Net Loss For The Year	(2,196,183)	(821,077)	(1,035,556)

Deficit, Beginning Of Year	(10,350,442)	(9,529,365)	(8,493,809)

Deficit, End Of Year	$(12,546,625)	$(10,350,442)	$(9,529,365)

Loss Per Share – Basic and Diluted	$(0.04)	$(0.01)	$(0.02)

Weighted Average Number Of Shares Outstanding – Basic and diluted	60,934,037	60,875,845	49,092,397

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2009	2008	2007

Cash Provided By (Used For)

Operating Activities
Net loss for the year	$(2,196,183)	$(821,077)	$(1,035,556)
Items not affecting cash:
Amortization	23,800	19,696	12,653
Gain on sale of equipment	(2,302)	-	-
Stock based compensation	57,507	122,780	333,813
Unrealized foreign exchange loss	(2,036)	-	-
Write down of mineral property exploration costs	1,435,660	-	-

Change in non-cash operating assets and liabilities:
Accounts receivable	12,849	(42,805)	(79,144)
Prepaid expenses	13,341	(3,944)	(12,383)
Accounts payable and accrued liabilities	(43,760)	(194,231)	7,729
Employment benefit obligations	(20,000)	9,000	6,000
	(721,124)	(910,581)	(766,888)
Investing Activities
Exploration advances	-	-	(90,146)
Expenditures on mineral properties	(1,365,900)	(3,566,852)	(579,748)
Purchase of short term investments	-	-	(7,630,945)
Proceeds from redemption of short term investments	2,153,945	4,422,000	2,162,759
Purchase of property and equipment	(22,247)	(54,315)	(34,141)
Proceeds from sale of equipment	5,276	-	-
	771,074	415,594	(6,172,221)
Financing Activities
Share issuances for cash	-	45,000	7,367,200
Share issue costs	-	-	(378,145)
	-	45,000	6,989,055

Increase (Decrease) In Cash	49,950	(64,747)	49,946

Cash, Beginning of Year	119,831	184,578	134,632

Cash, End of Year	$169,781	$119,831	$184,578

Supplementary Cash Flow Disclosure And Non-Cash Investing and Financing Activities:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-
Shares issued for agent’s commission	$-	$-	$100,990

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Golden Goliath Resources Ltd. (the “Company”) was incorporated under the Company Act of British Columbia on June 12, 1996.  The Company is a public company listed on the Toronto Stock Venture Exchange (the “TSX.V”), trading under the “GNG” symbol.

The Company is in the development stage and is in the process of exploring and developing its Mexican resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The recoverability of amounts shown for resources properties and related deferred exploration expenditures are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.  Managements’ plan in this regard is to secure additional funds through future equity financings, which either may not be available or may not be available on reasonable terms.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization value may be substantially different from carrying value as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At August 31, 2009, the Company had not yet achieved profitable operations, had a working capital of $712,378 and expects to incur further losses in the development of its business, all of which casts substantial doubt on the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate and maintain future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) as prescribed by The Canadian Institute of Chartered Accountants (“CICA”) and are stated in Canadian dollars unless otherwise noted.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

a)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Delta S.A. de C.V. of Mexico, and 4247 Investments Ltd. (inactive) of British Columbia. Significant inter-company balances and transactions have been eliminated on consolidation.

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

d)

Financial Instruments

The Company follows CICA Handbook Sections 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation, and Section 3865, “Hedges”.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)   Financial Instruments (Continued)

Sections 3862 and 3863 establish standards for disclosure and presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them (Note 8).  Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

The Company has made the following designations of its financial instruments:  cash and short-term investments as held-for-trading; accounts receivable as loans and receivables and accounts payable and accrued liabilities and employee benefits obligations as other financial liabilities.  The Company has determined that no adjustments are currently required for transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. (Note 8)

e)

Foreign Currency Translation

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)

Cash and Cash Equivalents

Cash includes cash on hand, cash held in trust and demand deposits.  Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash which are subject to insignificant risk of change and have maturities of three month or less from the date of acquisition, held for the purpose of meeting short-term cash commitments rather than for investing or other purposes.

g)

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

h)

Equipment

Equipment is recorded at cost and amortized on a straight-line basis over their estimated useful lives at the following rates:

Equipment	10% - 25%
Vehicles	25%

i)

Employee Future Benefits

The Company is subject to Mexican statutory laws and regulations governing employee termination benefits and accrues for employee future benefits based on management’s estimates of the expected payments.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)   Employee Future Benefits (Continued)

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

j)

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)

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

As of August 31, 2009, the Company had determined that there were no significant legal obligations for reclamation and remediation costs.  The Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates.  Changes in estimates are accounted for prospectively from the period estimates are revised.

l)

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

ii)

Stock based compensation – Compensatory stock option transactions with directors, officers, employees and outside consultants are charged to operations or capitalized to mineral properties with an offsetting credit to contributed surplus. Stock options which vest immediately are recorded at the date of grant. Stock options issued to directors, officers and employees that vest over time are valued at the grant date and recorded using the straight line method over the vesting period. Stock options issued to consultants that vest over time are valued at each vesting date as services are rendered. Consideration received on the exercise of stock options together with the related portion previously recorded in contributed surplus is credited to share capital.

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)

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

n)

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

o)

Accounting Policy Changes

Effective September 1, 2008, the Company adopted the following new CICA Handbook Sections on a prospective basis with no restatement to prior period financial statements:

i)

Section 1535, Capital Disclosures, requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital.  Under this standard, the Company will be required to disclose the following:

•

qualitative information about its objectives, policies and processes for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

•

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

o)

Accounting Policy Changes (Continued)

ii)

Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation consist of a comprehensive series of disclosure requirements and presentation rules applicable to financial instruments. Section 3862 revises and enhances the disclosure requirements for financial instruments and Section 3863 carries forward unchanged the presentation requirements.

Section 3862 requires the Company to provide disclosures in its financial statements that enable users to evaluate:

•

the significance of financial instruments for the Company’s financial position and performance;

•

the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date; and

•

how the Company manages those risks.

iii)

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective June 1, 2007, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments were required.

iv)

The CICA approved amendments to CICA Handbook Section 1400 “General Standards of Financial Statement Presentation”. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The new requirements of the standard are applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

o)

Accounting Policy Changes (Continued)

v)

Effective September 1, 2008, the Company implemented CICA handbook section 3064, “Goodwill and intangible assets”, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises.  The adoption of this new standard did not have a material impact on the Company’s financial statements.

p)   Future Accounting Changes

i)

International Financial Reporting Standards (“IFRS”)

In 2006, The Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The adoption date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

              ii)

 Business Combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-controlling Interests”. These sections replace the former CICA Handbook Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary.  CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value.  Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date.  The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

p)   Future Accounting Changes (Continued)

             ii)

 Business Combinations (Continued)

 It provides the Canadian equivalent to International Financial Reporting Standard (“IFRS”) 3, “Business Combinations” (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, “Consolidated and Separate Financial Statements” (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently.  The Company is currently valuating the impact of the adoption of these sections.

iii)

 Financial Statement Concepts

CICA Handbook Section 1000 has been amended to focus on the capitalization of costs that meet the definition of an asset and de-emphasizes the matching principle.  The revised requirements are effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the impact of the adoption of this change on its financial statements.

3.

SHORT-TERM INVESTMENTS

As at August 31, 2009, short–term investments in the amount of $405,000 (2008 - $2,558,945) were comprised of Canadian investments in guaranteed investment certificates maturing on May 21, 2010 and effective interest rates of 0.7% (2008 – 2.75%).

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

4.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	2009	2008

Sales taxes recoverable	$ 75,084	$ 149,806
Interest receivable	792	20,822
Other receivable	88,451	6,548
	$ 164,327	$ 177,176

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

5.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

                State of Chihuahua, Mexico

						BUFALO	LOS HILOS
						LA	LAS BOLAS	NOPALERA
						HERMOSA	EL MANTO	FLOR DEL
	SAN				OTEROS	LA BARRANCA	DON LAZARO	TRIGO
	TIMOTEO	NUEVA	LA		LA	BECK	AMPLIACION	EL CANARIO	TOTAL	TOTAL
	ORO LEON	UNION	REFORMA	CORONA	ESPERANZA	EL CHAMIZAL	LA VERDE	LA CRUZ	2009	2008

Acquisition costs	$-	$-	$-	$-	$-	$-	$	$	$	$-

Exploration costs
Assaying	58,255	-	-	-	-	-	94,154	-	152,409	382,773
Drilling	-	-	-	-	-	-	434,750	-	434,750	2,750,769
Geology and mapping	12,534	350	-	-	-	-	79,580	-	92,464	267,914
Property taxes and passage rights	2,288	591	10,233	-	2,214	16,068	4,340	12,091	47,825	58,938
Salaries	-	11	-	-	-	-	238	-	249	78,808
Travel	6,629	8,078	-	-	-	509	16,257	8	31,481	11,688
Road construction and site preparation	6,041	-	5,832	-	-	-	29,355	-	41,228	198,084
Facilities and other	17,246	22,566	-	-	-	10,823	140,052	2,488	193,175	272,384
Current costs	102,993	31,596	16,065	-	2,214	27,400	798,726	14,587	993,581	4,021,358
Write down	-	-	(1,435,660)	-	-	-	-	-	(1,435,660)	-
Balance, beginning of year	3,441,092	111,893	1,494,595	35,473	11,675	36,337	2,300,379	352,938	7,784,382	3,763,023
Balance, end of year	$3,544,085	$143,489	$75,000	$35,473	$13,889	$63,737	$3,099,105	$367,525	$7,342,303	$7,784,381

Costs summary
Acquisition	$69,257	$-	$75,000	$-	$-	$-	$187,123	$3,393	$334,773	$334,773
Exploration	$3,474,828	$143,489	$-	$35,473	$13,889	$63,737	$2,911,982	$364,132	$7,007,530	$7,449,608

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

5.   MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

State of Chihuahua, Mexico

						BUFALO	LOS HILOS
						LA	LAS BOLAS	NOPALERA
						HERMOSA	EL MANTO	FLOR DEL
	SAN				OTEROS	LA BARRANCA	DON LAZARO	TRIGO
	TIMOTEO	NUEVA	LA		LA	BECK	AMPLIACION	EL CANARIO	TOTAL	TOTAL
	ORO LEON	UNION	REFORMA	CORONA	ESPERANZA	EL CHAMIZAL	LA VERDE	LA CRUZ	2008	2007

Acquisition costs	$-	$-	$-	$-	$-	$-	$	$	$	$-

Exploration costs
Assaying	274,301	-	70,051	-	-	-	38,421	-	382,773	55,894
Drilling	1,540,075	-	761,226	-	-	-	449,468	-	2,750,769	350,150
Geology and mapping	117,204	221	43,850	-	-	-	106,639	-	267,914	89,548
Property taxes and passage rights	4,911	577	11,163	6,693	2,186	12,998	5,862	14,548	58,938	48,639
Salaries	22,614	12,276	32,370	-	-	139	11,409	-	78,808	52,171
Travel	1,720	2,727	4,058	-	-	-	3,183	-	11,688	6,740
Road construction and site preparation	74,269	11,673	38,500	-	-	-	73,642	-	198,084	85,455
Facilities and other	53,364	29,028	47,570	-	-	1	142,421	-	272,384	100,974
Current costs	2,088,458	56,502	1,008,788	6,693	2,186	13,138	831,045	14,548	4,021,358	789,571
Balance, beginning of year	1,352,634	55,391	485,806	28,780	9,489	23,199	1,469,334	338,390	3,763,023	2,973,452
Balance, end of year	$3,441,092	$111,893	$1,494,594	$35,473	$11,675	$36,337	$2,300,379	$352,938	$7,784,381	$3,763,023

Costs summary
Acquisition	$69,257	$-	$75,000	$-	$-	$-	$187,123	$3,393	$334,773	$334,773
Exploration	$3,371,835	$111,893	$1,419,594	$35,473	$11,675	$36,337	$2,113,256	$349,545	$7,449,608	$3,428,250

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

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

In May 2007 and amended October 2007, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 and 150,000 shares respectively to the Company over a period of three years from when the company lists its shares on a stock exchange. As of August 31, 2009 the shares have not been listed on the stock exchange or been received.

6.

PROPERTY AND EQUIPMENT

	2009
		ACCUMULATED
	COST	AMORTIZATION	NET

Equipment	$71,117	36,758	34,359
Vehicles	91,415	40,491	50,924
Land	18,917	-	18,917

	$181,449	77,249	104,200

	2008
		ACCUMULATED
	COST	AMORTIZATION	NET

Equipment	$67,879	31,592	36,287
Vehicles	84,303	30,780	53,523
Land	18,917	-	18,917

	$171,099	62,372	108,727

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

	NUMBER OF SHARES	AMOUNT

Balance, August 31, 2007	60,754,037	$18,905,829

Issued for options exercised	180,000	45,000
Fair value of options allocated to shares on exercise	-	182,954

Balance, August 31, 2008 and 2009	60,934,037	$19,133,783

a)

Outstanding Warrants

On April 20, 2009 18,352,726 warrants expired unexercised. As at August 31, 2009, the Company had no share purchase warrants outstanding.

b)

Stock Options

In July 2007, the Exchange approved an investor relations agreement entered into by the Company with a consultant, for a three month period, at a monthly fee of US$7,500 and 60,000 stock options at a price of $0.42 per share. In October 2007, the contract was renewed for a six month term at US$7,500 per month and 120,000 stock options (vested) at a price of $0.31 per share.

In November 2007, the Company granted 200,000 incentive stock options to consultants and 225,000 incentive stock options to employees of the company at a price of $0.35 per share, exercisable for a period of five years.

In December 2008, the Company granted 925,000 incentive stock options to directors and employees of the Company, at a price of $0.10 per share, exercisable for a period of five years.

In April 24, 2009, the Company granted 225,000 incentive stock options to Consultants of the Company, 75,000 at a price of $0.10 per share and 150,000 at a price of $0.12 per share, exercisable for a period of five years.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL (Continued)

b)

Stock Options (Continued)

Stock based compensation on options granted during the year amounted to $57,507 (2008 - $122,780). The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:  risk-free interest rate of 1.60% (2008 – 4.15%) dividend yield of nil, volatility factor of 107% (2008 – 99.50%), and a weighted average expected life of the options of 5 years.

A summary of changes in stock options since August 31, 2007 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, August 31, 2007	4,985,000	$0.36

Granted	545,000	0.34
Exercised	(180,000)	0.25
Cancelled	(375,000)	0.35
Expired	(50,000)	0.25

Balance August 31, 2008	4,925,000	0.36

Expired	(430,000)	0.36
Granted	1,150,000	0.10
Cancelled	(175,000)	0,38

Balance, August 31, 2009	5,470,000	$0.31

*Subsequent to August 31, 2009, 515,000 stock options expired.

The following summarizes information about stock options outstanding at August 31, 2009:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
WEIGHTED
	AVERAGE	WEIGHTED		WEIGHTED
NUMBER	REMAINING	AVERAGE	NUMBER	AVERAGE
OF	CONTRACTUAL	EXERCISE	OF	EXERCISE
OPTIONS	LIFE	PRICE	OPTIONS	PRICE

5,470,000	2.54 years	$ 0.31	5,470,000	$0.31

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL (Continued)

c)

Contributed Surplus

The following table summarizes the Company’s Contributed Surplus:

Balance, August 31, 2007	$ 1,571,851

Stock options granted	122,780
Stock options exercised	(182,955)

Balance, August 31, 2008	1,511,676

Stock options granted	57,507

Balance, August 31, 2009	$ 1,569,183

8.

FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party.  A financial asset is any asset that is i) cash; ii) a contractual right to receive cash or another financial asset from another party; iii) a contractual right to exchange financial instruments with another party under conditions that are potentially favourable to the entity; or iv) an equity instrument of another entity.  A financial liability is any liability that is a contractual obligation to i) deliver cash or another financial asset to another party; or ii) exchange financial instruments with another party under conditions that are potentially unfavourable to the entity.  An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

      Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board of Directors approves and monitors the risk management process.  The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. The types of risk exposure and the way in which such exposure is managed is provided as follows:

      Credit Risk

The Company is primarily exposed to credit risk on its bank accounts.  Credit risk exposure is limited by placing its cash with high-credit quality financial institutions.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

8.   FINANCIAL INSTRUMENTS (Continued)

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash.  The Company believes that these sources will be sufficient to cover the expected short and long term cash requirements.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk, and commodity price risk.

      Foreign Currency Risk

The Company has operations in Canada and Mexico subject to foreign currency fluctuations.  The Company’s operating expenses are incurred in Canadian dollars and Mexican pesos, and the fluctuation of the Canadian dollar in relation to this other currency will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in currencies other than the Canadian dollar are as follows:

	FINANCIAL	FINANCIAL
	ASSETS	LIABILITIES

Mexican Pesos	$875,461	$781,304

Based on the above net exposures at August 31, 2009, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the Mexican Peso would result in an increase/decrease of $774 in the Company’s loss from operations

Interest Rate Risk

As at August 31, 2009, the Company does not have any interest bearing financial instruments and accordingly the Company is not exposed to interest rate risks.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

9.   CAPITAL DISCLOSURES

The Company was formed for the purpose of acquiring exploration and development stage natural resource properties.  The directors determine the Company’s capital structure and make adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and development of mineral properties.  The directors have not established quantitative return on capital criteria for capital management.

The Company is dependent upon external financing to fund future exploration programs and its administrative costs.  The Company will spend existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential provided it has adequate financial resources to do so.

The directors review the Company’s capital management approach on an ongoing basis and believe that this approach, given the relative size of the Company, is reasonable. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern.

The Company considers the items included on the balance sheet in shareholders’ equity as capital.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders.  The Company is not subject to externally imposed capital requirements.

10. RELATED PARTY TRANSACTIONS

a)

Accounts payable and accrued liabilities include $30 (2008 - $16,122) due to a company controlled by a director.

b)

During the year ended August 31, 2009, the Company paid $120,000 (2008 - $120,000) recorded as management fees for geological and management services to a company controlled by a director.

c)

During the year ended August 31, 2009, the Company paid $44,020 (2008 - $51,186) in wages and benefits to a director.

d)

During the year ended August 31, 2009, the Company paid $53,330 (2008 - $54,300) in respect of corporate office and administration and other costs to a management company controlled by a director of the Company.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

10. RELATED PARTY TRANSACTIONS (Continued)

e)

During the year ended August 31, 2009, the Company paid $60,000 (2008 - $60,000) in consulting fees to a director of the Company.

11. INCOME TAXES

The Company is subject to income taxes on its unconsolidated financial statements in Canada and Mexico.  The consolidated provision for income taxes varies from the amount that would be computed from applying the combined statutory income tax rates to the net loss before taxes were approximately as follows:

	2009	2008

Combined statutory tax rate	30%	32%

Expected income tax recovery	$ (663,000)	$(264,000)
Non-deductible differences	17,000	42,000
Effect of changes in tax rate	36,000	250,000
Tax benefits not recognized (recognized)	610,000	(28,000)
Income tax provision	$ -	$-

The significant components of the Company’s future income tax assets were approximately as follows:

	2009	2008

Capital assets	$ 12,000	$6,000
Mineral properties	698,000	577,000
Losses available for future periods	2,316,000	2,692,000
Share issue costs	20,000	85,000
Valuation allowance	(3,046,000)	(3,360,000)
Net future income tax asset	$ -	$-

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

11. INCOME TAXES (Continued)

The Company has Canadian and Mexican non-capital losses of approximately $8,488,000 which may be carried forward and applied against taxable income in future years.  These losses expire as follows:

CANADA		MEXICO

2010	$332,000	2010	$368,000
2011	354,000	2011	298,000
2012	-	2012	1,030,000
2013	-	2013	1,074,000
2014	-	2014	424,000
2015	362,000	2015	124,000
2026	404,000	2016	219,000
2027	535,000	2017	1,512,000
2028	530,000	2018	192,000
2029	515,000	2019	215,000
	$3,032,000		$5,456,000

12. SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration.  All mineral properties are located in Mexico.  All option proceeds are attributable to the Mexican mineral properties. Assets by geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL

August 31, 2009

Current assets	$680,295	$71,962	$752,257
Equipment	$12,247	$91,953	$104,200
Mineral property costs	$-	$7,342,303	$7,342,303
Total assets	$716,003	$7,506,218	$8,222,221
Interest income	$17,770	$424	$18,194
Net loss	$524,263	$1,671,920	$2,196,183

August 31, 2008

Current assets	$2,731,249	$151,193	$2,882,442
Equipment	$12,799	$95,928	$108,727
Mineral property costs	$-	$7,784,381	$7,784,381
Total assets	$2,764,218	$8,031,503	$10,795,721
Interest income	$195.304	$15,380	$209,684
Net loss	$611,129	$209,948	$821,077

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

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

Consolidated Balance Sheets

	2009	2008	2007

ASSETS
Total Assets, Canadian GAAP	$ 8,222,221	$ 10,795,721	$ 11,249,718

Deferred Mineral Property Acquisition Cost	(334,773)	(334,773)	(334,773)
Deferred Mineral Property Exploration Costs	(7,007,530)	(7,449,608)	(3,428,250)

Total Assets, US GAAP	$ 879,918	$ 3,011,340	$ 7,486,695

LIABILITIES
Total Liabilities, Canadian and US GAAP	$ 65,879	$ 500,703	$ 301,403

SHAREHOLDERS’ EQUITY
Share Capital and Contributed Surplus, Canadian and US GAAP	$20,702,967	$ 20,645,460	$ 20,477,680
Deficit and Accumulated Other Comprehensive Income, US GAAP	(19,888,928)	(18,134,823)	(13,292,388)

Shareholders’ Equity, US GAAP	$ 814,039	$ 2,510,637	$ 7,185,292
	$ 879,918	$ 3,011,340	$ 7,486,695

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

Consolidated Statements of Loss and Deficit

	2009	2008	2007

Loss for the year under Canadian GAAP	$ (2,196,183)	$ (821,077)	$ (1,035,556)
Foreign exchange loss (gain)	36,485	(16,460)	37,874
Mineral exploration expenditures	(993,581)	(4,021,358)	(789,571)
Write down of mineral property exploration costs	1,435,660	-	-

Loss under US GAAP	(1,717,619)	(4,858,895)	(1,787,253)

Comprehensive income
Foreign exchange translation adjustment	(36,485)	16,460	(38,962)
Comprehensive income (loss) under US GAAP	$ (1,754,104)	$ (4,842,435)	$ (1,826,215)

Weighted average number of common shares outstanding under US GAAP	60,934,037	60,875,845	49,092,397

Loss per share under US GAAP	$ (0.03)	$ (0.08)	$ (0.04)

      Consolidated Statements of Cash Flows

	2009	2008	2007

Cash flows from operating activities
Under Canadian GAAP	$ (721,124)	$ (910,581)	$ (766,888)
Mineral exploration expenditures	(1,365,900)	(3,566,852)	(579,748)
Cash used for operating activities under US GAAP	$ (2,087,024)	(4,577,433)	(1,346,636)

Cash flows from financing activities
Under Canadian and US GAAP	$ -	$ 45,000	$ 6,989,055

Cash flows from investing activities
Under Canadian GAAP	$ 771,074	$ 800,834	$ (6,172,221)
Mineral exploration expenditures	1,365,900	3,566,852	579,748
Cash from (used in) investing activities under US GAAP	$ 2,136,974	$ 4,367,686	$ (5,592,473)

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

a)   Acquisition of Mineral Properties and Capitalized Exploration Costs

Under Canadian GAAP both acquisition and exploration expenditures are capitalized. Under US GAAP in accordance with Emerging Issues Task Force (“EITF”) No. 04-02 – “Whether Mineral Rights are Tangible or Intangible Assets”, mineral property acquisition costs are capitalized and mineral property exploration expenditures are expensed for periods ending after April 1, 2004. For US GAAP, the Company has expensed all mineral property acquisition and exploration expenditures.

b)   Cumulative Since Inception Disclosure

The Company is not required and has opted to not report such information for Canadian reporting and for US GAAP purposes; the Company is considered an exploration stage company.  Statement of Financial Accounting Standards No. 7 – “Accounting and Reporting by Development Stage Enterprises” requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flow plus annual summaries of each component of shareholders’ equity since inception.  Under Canadian GAAP, Accounting Guideline “AcG 11 – Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants, does not require reporting of this information.  Had the consolidated financial statements been prepared in accordance with US GAAP such information would have been disclosed.

c)

Financial Instruments and Other Comprehensive Income

Effective September 1, 2007, the Company adopted CICA accounting standards related to Comprehensive Income and Financial Instruments.  These accounting statements have been adopted on a prospective basis and prior periods have not been restated.  The adoption of these standards in Canada eliminated previous US GAAP reconciliations with respect to the recognition and measurement of financial instruments.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

d)   Recent United States Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued new accounting standards related to its accounting standards codification of the hierarchy of generally accepted accounting principles. The new standard is the sole source of authoritative generally accepted accounting principles of the United States (“U.S. GAAP”) to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification superseded non-SEC accounting and reporting standards. All accounting literature that is not in the Codification, not issued by the SEC and not otherwise grandfathered is non-authoritative. The new standard is effective for the Company’s interim quarterly period beginning September 1, 2009.

In June 2009, the FASB issued new accounting standards to address the elimination of the concept of a qualifying special purpose entity which also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, this standard provides more timely and useful information about an enterprise’s involvement with a variable interest entity. The standard will become effective in the first quarter of the Company’s fiscal 2010. We are currently evaluating the impact of this standard on our consolidated financial statements.

In May 2009, FASB issued new accounting standards on subsequent events that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it provides (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new standard is effective for interim or annual periods ending after June 15, 2009.  The Company has evaluated all subsequent events through December 22, 2009. The adoption of this standard did not have a material effect on the Company’s financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

14. SUBSEQUENT EVENT

On December 14, 2009, the Company announced an amendment to a private placement previously announced October 5, 2009.  The total number of units was increased from 20,000,000 to 25,000,000 units at a price of $0.15 per unit.  Each unit will consist of one common share and one half of one share purchase with each whole warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.25.

Once resale restrictions on the shares have expired and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice (in writing to warrant holders and via a news release).  The proceeds will be primarily used to expand the mineral resource at the Company’s Las Bolas property and to work on the new Filo do Oro zone on the east side of the Las Bolas property.

Finder’s fees of 8% cash and 8% warrants having the same terms as the warrants under the units may be paid. The financing is subject to regulatory approval.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.; SEC File Number 0-31204

Registrant

Dated: February 22, 2010

By /s/ J. Paul Sorbara____________________________

J. Paul Sorbara, President/Director