Form 20-F/A
period 2009-08-31
GOLDEN GOLIATH RESOURCES LTD
filed 2010-03-18
CIK 1127307

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment No. 1

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended August 31, 2009

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

There are no known proven reserves of minerals on Golden Goliath’s properties.  The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, the Company is defined as an “exploration-stage company”.  The Company is well capitalized with $712,378 in working capital at 8/31/2009 (supplemented by a $3,750,000 private placement announced in December 2009) to fund the current exploration program, estimated at $2.0 million for Fiscal 2010.

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

Table No. 1
Selected Financial Data

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	8/31/2009	8/31/2008	8/31/2007	8/31/2006	8/31/2005
Canadian GAAP
Sales Revenue	$0	$0	$0	$0	$0
Operating Income (Loss)	($760,523)	($821,077)	($1,035,556)	($1,136,374)	($1,072,936)
Net Income (Loss)	($2,196,183)	($821,077)	($1,035,556)	($1,136,374)	($1,072,936)
Basic/Diluted (Loss) Per Share	($0.04)	($0.01)	($0.02)	($0.03)	($0.03)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	60,934,037	60,875,845	49,092,397	39,937,319	37,242,902
Period-End Shares O/S	60,934,037	60,934,037	60,754,037	42,283,561	37,246,311
Working Capital	$712,378	$2,427,739	$7,058,037	$1,677,930	$1,068,911
Mineral Property Interests	$7,342,303	$7,784,381	$3,763,023	$2,973,452	$2,306,953
Long-Term Obligations	$26,000	$46,000	$37,000	$0	$0
Shareholder’s Equity	$8,156,342	$10,295,018	$10,948,315	$4,738,854	$3,421,196
Total Assets	$8,222,221	$10,795,721	$11,249,718	$4,661,003	$3,462,681
US GAAP
Net Income (Loss)(1)	($1,717,619)	($4,858,895)	($1,787,253)	($1,782,239)	($1,034,276)
Net Income (Loss) Per Share	($0.03)	($0.08)	($0.04)	($0.04)	($0.03)
Mineral Property Interests	$0	$0	$0	$0
Shareholders’ Equity	$814,039	$2,510,637	$7,185,292	$1,687,551
Total Assets	$879,918	$3,011,340	$7,486,695	$1,765,402

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

Plan Of Operations

Source of Funds for Fiscal 2010 Ending 8/31/2010

The Company’s primary source of funds since incorporation has been through the issuance of equity.  As of 8/31/2009, the Company had working capital of $712,378; supplemented by a $3,750,000 private placement announced in December 2009.

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

Expenditures on the Company’s properties for the 2009 and 2008 fiscal years are detailed below:

	SAN TIMOEO ORO LEON	NUEVA UNION	LA REFORMA	CORONOA	OTEROS LA ESPERANZA	BUFALO LA HERMOSA LA BARRANCA BECK EL CHAMIZAL	LOS HILOS LAS BOLAS EL MANTO DON LAZARO AMPLIACION LA VERDE	NOPALERA FLOR DEL TRIGO EL CARNARC LA CRUZ	TOTAL FY2009	TOTAL FY2008
Acquisition costs	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil

Exploration costs
Assaying	$ 58,255	$nil	$nil	$nil	$nil	$nil	$ 94,154	$nil	$ 152,409	$ 382,773
Drilling	Nil	$nil	$nil	$nil	$nil	$nil	434,750	$nil	434,750	2,750,769
Geology and mapping	12,534	350	$nil	$nil	$nil	$nil	79,580	$nil	92,464	267,914
Property taxes and passage rights	2,288	591	10,233	$nil	2,214	16,068	4,340	12,091	47,825	58,938
Salaries	Nil	11	$nil	$nil	$nil	$nil	238	$nil	249	78,808
Travel	6,629	8,078	$nil	$nil	$nil	509	16,257	8	31,481	11,688
Road construction and site preparation	6,041	$nil	5,832	$nil	$nil	$nil	29,355	$nil	41,228	198,084
Facilities and other	17,246	22,566	$nil	$nil	$nil	10,823	140,052	2,488	193,175	272,384
Current costs	$102,993	$31,596	$16,065	$nil	$2,214	$27,400	$798,726	$14,587	$993,581	$4,021,358
Write-Down	$nil	$nil	($1,435,660)	$nil	$nil	$nil			$(1,435,660)
Balance, beginning of year	$3,441,092	$111,893	$1,494,594	$35,473	$11,675	$36,337	$2,300,379	$352,938	$7,784,382	3,763,023
Balance, end of year	$3,544,085	$143,489	$75,000	$35,473	$13,889	$63,737	$3,099,105	$367,525	$7,342,303	$7,784,381

Costs summary
Acquisition	$ 69,257	nil	$75,000	nil	Nil	nil	$ 187,123	$ 3,393	$ 334,773	$ 334,773
Exploration	$3,474,828	$143,489	nil	$35,473	$13,889	$63,737	$2,911,982	$364,132	$7,007,530	$7,449,608

	SAN TIMOEO ORO LEON	NUEVA UNION	LA REFORMA	CORONOA	OTEROS LA ESPERANZA	BUFALO LA HERMOSA LA BARRANCA BECK EL CHAMIZAL	LOS HILOS LAS BOLAS EL MANTO DON LAZARO AMPLIACION LA VERDE	NOPALERA FLOR DEL TRIGO EL CARNARC LA CRUZ	TOTAL FY2008	TOTAL FY2007
Acquisition costs	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil

Exploration costs
Assaying	$ 274,301	$nil	$ 70,051	$nil	$nil	$nil	$ 38,421	$nil	$ 382,773	$ 55,894
Drilling	1,540,075	nil	761,226	nil	nil	nil	449,468	nil	2,750,769	350,150
Geology and mapping	117,204	221	43,850	nil	nil	nil	106,639	nil	267,914	89,548
Property taxes and passage rights	4,911	577	11,163	6,693	2,186	12,998	5,862	14,548	58,938	48,639
Salaries	22,614	12,276	32,370	nil	nil	139	11,409	nil	78,808	52.171
Travel	1,720	2,727	4,058	nil	nil	nil	3,183	nil	11,688	6,740
Road construction and site preparation	74,269	11,673	38,500	nil	nil	nil	73,642	nil	198,084	85,455
Facilities and other	53,364	29,028	47,570	nil	nil	1	142,421	nil	272,384	100,974
Current costs	$2,088,458	$ 56,502	$1,008,788	$6,693	$2,186	$13,138	$831,045	$14,548	$4,021,358	$ 789,571
Balance, beginning of year	1,352,634	55,391	485,806	28,780	9,489	23,199	1,469,334	338,390	3,763,023	2,973,452
Balance, end of year	$3,441,092	$111,893	$1,494,594	$35,473	$11,675	$36,337	$2,300,379	$352,938	$7,784,381	$3,763,023

Costs summary
Acquisition	$ 69,257	nil	$ 75,000	nil	nil	nil	$ 187,123	$ 3,393	$ 334,773	$ 334,773
Exploration	$3,371,835	$111,893	$1,419,594	$35,473	$11,675	$36,337	$2,113,256	$349,545	$7,449,608	$3,428,250

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

Selected Annual Data

	Year Ended August 31 2009	Year Ended August 31 2008	Year Ended August 31 2007
Sales Revenue	$0	$0	$0
Net Income (loss)	($2,196,183)	($821,077)	($1,035,556)
Basic and Diluted (loss) EPS	($0.04)	($0.01)	($0.02)
Weighted Avg. No. Shares Outstanding	60,934,037	60,875,845	49,092,397
Working Capital	$712,378	$2,427,739	$7,058,037
Mineral Property Interests	$7,342,303	$7,784,381	$3,763,023
Shareholders Equity	$8,156,342	$10,295,018	$10,948,315
Total Assets	$8,222,221	$10,795,721	$11,249,718

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

Net Loss per Share for FY2009 was ($0.04) per share compared with ($0.01).

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

At 8/31/2009, the Company had working capital of $712,378 compared to its 8/31/2008 working capital of $2,427,739.  There was a reduction in cash and short-term investments as the Company was working on an aggressive exploration program during the past year.  The Company completed no financings during FY2009; but, raised $3.75 million in December 2009.  The Company is able to meet its ongoing financial obligations at this time.

Cash Used by Fiscal 2009 Operating Activities totaled ($721,124), including the ($2,196,183) Net Loss.  Significant adjustments included: $1,435,660 writedown of the La Reforma Property; $57,507 in stock-based compensation; and ($37,570) in changes in non-cash working capital balances related to operations”.  Cash Provided in Fiscal 2009 Investing Activities was $771,074, including: $2,153,945 from “redemption of short-term investments”; and ($1,365,900) for “expenditures on mineral properties”.  Cash provided from Fiscal 2008 Financing Activities was $nil.

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

Interest Income more than doubled to $209,684 (2007 = $117,192) as the Company had more funds on hand than last year.

Net Loss for Fiscal 2008 was ($821,077) or ($0.01) per share.  Net Loss for Fiscal 2007 was ($1,035,556) or ($0.02) per share.  Weighted Average Number of Shares increased to 60.9 million from 49.1 million.

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

Cash Used by Fiscal 2008 Operating Activities totaled ($910,581), including the ($821,077) Net Loss.  Significant adjustments included $122,780 in stock-based compensation, and ($231,980) in changes in non-cash working capital balances related to operations”.  Cash Provided in Fiscal 2008 Investing Activities was $800,834: $4,422,000 from “redemption of short-term investments” and ($3,566,852) for “expenditures on mineral properties”.  Cash provided from Fiscal 2007 Financing Activities was $45,000, from the exercise of stock options.

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

During Fiscal 2009 Ended August 31, 2009, the Company paid $60,000 (2008 = $60,000)(2007 = $15,000) in consulting fees to Stephen Pearce, CFO/Secretary/Director.

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

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2009 Ended 8/31/2009	Fiscal 2008 Ended 8/31/2008
Audit Fees	$36,000	$34,800
Audit-Related Fees	$nil	$nil
Tax Fees	$nil	$nil
All Other Fees	$nil	$nil
TOTAL	$36,000	$34,800

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

Golden Goliath Resources Ltd.; SEC File Number 0-31204

Registrant

Dated: March 4, 2010

By /s/ J. Paul Sorbara____________________________

J. Paul Sorbara, President/Director