Form 20-F
period 2010-08-31
GOLDEN GOLIATH RESOURCES LTD
filed 2011-02-11
CIK 1127307

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended August 31, 2010

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	80,655,503 Common Shares

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes [ ]	No [X]

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

Index to Exhibits on Page 67

GOLDEN GOLIATH RESOURCES LTD.

FORM 20-F ANNUAL REPORT

AUGUST 31, 2010

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

We file reports and other information with the Securities and Exchange Commission located at 100 F Street NE, Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov.  Further, we file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.  Finally, corporate information may be found at the Company’s website: .

BUSINESS OF GOLDEN GOLIATH RESOURCES LTD.

Golden Goliath Resources Ltd. is principally a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on Golden Goliath’s properties.  The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, the Company is defined as an “exploration-stage company”.  The Company is well capitalized with approximately $1,200,000 in working capital at 11/30/2010 to fund the current exploration program, estimated at $0.5 million for Fiscal 2011.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements.

Forward-looking statements and information can generally be identified by the use of forward-looking terminology or words, such as, “predict”, “designed”, “potential”, “promote”, “become”, “developing”, “vision”, “plans”, “expects”, “anticipates”, “believes”, “intends”, “conducting” “estimates”, “to be”, “being”, “projects”, “hopefully”, “possibly”, “develop”, “contemplated”, “hypothesizes”, “pursue”, “likely”, “future”, “2008”, “2009”, “2010”, “opportunities”, “going forward”, “next”, and similar expressions or variations thereon, or statements that events, conditions or results “can”, “might” “will”, “shall”, “may”, “must” “would”, “could”, or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.  Actual outcomes and results may differ materially from these expectations/assumptions due to changes in global political, economic, business, competitive, market, regulatory and other factors.  We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.  These factors include, but are not limited to, the fact that the Company is early in its development and will need additional financing to develop its products, which factors are set forth in more detail in the sections entitled “Risk Factors” in Item #3D, “Business Overview” in ITEM #4B, and “Operating and Financial Review and Prospects” at ITEM #5.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2010/2009/2008 ended August 31st was derived from the consolidated financial statements of the Company that were audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.

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

Table No. 1
Selected Financial Data

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	8/31/2010	8/31/2009	8/31/2008	8/31/2007	8/31/2006
Canadian GAAP
Sales Revenue	$0	$0	$0	$0	$0
Operating Income (Loss)	($1,338,686)	($760,523)	($821,077)	($1,035,556)	($1,136,374)
Net Income (Loss)	($1,412,984)	($2,196,183)	($821,077)	($1,035,556)	($1,136,374)
Basic/Diluted (Loss) Per Share	($0.02)	($0.04)	($0.01)	($0.02)	($0.03)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	72,302,874	60,934,037	60,875,845	49,092,397	39,937,319
Period-End Shares O/S	80,655,503	60,934,037	60,934,037	60,754,037	42,283,561
Working Capital	$1,848,525	$712,378	$2,427,739	$7,058,037	$1,677,930
Mineral Property Interests	$8,089,770	$7,342,303	$7,784,381	$3,763,023	$2,973,452
Long-Term Obligations	$37,000	$26,000	$46,000	$37,000	$0
Shareholder’s Equity	$10,029,855	$8,156,342	$10,295,018	$10,948,315	$4,738,854
Total Assets	$10,232,227	$8,222,221	$10,795,721	$11,249,718	$4,661,003
US GAAP
Net Income (Loss)(1)	($2,145,867)	($1,717,619)	($4,858,895)	($1,787,253)
Net Income (Loss) Per Share	($0.04)	($0.03)	($0.08)	($0.04)
Mineral Property Interests	$0	$0	$0	$0
Shareholders’ Equity	$1,940,085	$814,039	$2,510,637	$7,185,292
Total Assets	$2,142,457	$879,918	$3,011,340	$7,486,695
(1) Cumulative Net Loss to 8/31/2010 under USGAAP was ($22,049,379). (2) Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

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

Table No. 2 U.S Dollar/Canadian Dollar

	Average	High	Low	Close
December 2010		1.02	1.00	1.00
November 2010		1.03	1.00	1.03
October 2010		1.03	1.00	1.02
September 2010		1.05	1.02	1.03
August 2010		1.02	1.06	1.06
July 2010		1.03	1.06	1.03
Fiscal Year Ended 8/31/2010	1.06	1.16	1.00	1.06
Fiscal Year Ended 8/31/2009	1.18	1.30	1.03	1.08
Fiscal Year Ended 8/31/2008	1.00	1.07	0.92	1.06
Fiscal Year Ended 8/31/2007	1.17	1.19	1.04	1.06
Fiscal Year Ended 8/31/2006	1.15	1.20	1.10	1.12

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

As of 12/31/2010, Golden Goliath currently had 7,275,000 share purchase options outstanding and 10,945,133 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 80,805,503 (as of 12/31/2010) to 99,025,636.  This represents a potential increase of 22.5% in the number of shares issued and outstanding and would result in dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Golden Goliath’s Stockholders

Because the success of Golden Goliath is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  At 12/31/2010, there are currently 7,275,000 share purchase options outstanding, which, if exercised, would result in an additional 7,275,000 common shares being issued and outstanding.  (For a breakdown of dilution, refer to the risk factor entitled: “Golden Goliath Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations.  Public distributions of capital will result in dilution to existing shareholders”).

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

The authorized capital of Golden Goliath consists of an unlimited number of common shares without par value. At 8/31/2010, the end of the most recent fiscal year, there were 80,655,503 common shares issued and outstanding; and at 12/31/2010 there were 80,805,503 common shares issued and outstanding.

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

Fiscal Year	Nature of Share Issuance	Number of Securities	Gross Amount
Fiscal 2011	Exercise of Stock Options	150,000	$18,000
Fiscal 2010	Private Placement of Units	19,721,466	$2,958,220
Fiscal 2009	None
Fiscal 2008	Exercise of Stock Options	180,000	$45,000

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2010	$751,533	Mineral Property Expenditures
Fiscal 2010	$10,880	Purchase of Capital Assets
Fiscal 2009	$1,365,900	Mineral Property Expenditures
Fiscal 2009	$22,247	Purchase of Capital Assets
Fiscal 2008	$3,566,852	Mineral Property Expenditures
Fiscal 2008	$54,314	Purchase of Capital Assets

Plan Of Operations

Source of Funds for Fiscal 2011 Ending 8/31/2011

The Company’s primary source of funds since incorporation has been through the issuance of equity.  As of 8/31/2010, the Company had working capital of $1,848,525.

Use of Funds for Fiscal 2011 Ending 8/31/2011

During Fiscal 2011, the Company estimates that it might expend approximately $0.6 million on general/administrative, investor-relations expenses, etc.  During Fiscal 2011, the Company estimates that it might expend approximately $0.5 million on property exploration/development.

Anticipated Changes to Facilities/Employees

The Company has no current plans to add any additional personnel.  Management anticipates that any additional property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales

The Company has recorded no sales since incorporation.

At 8/31/2010, $8,279,017 in assets were located in Mexico, primarily mineral properties and $1,953,210 in assets were located in Canada, primarily current assets.

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

Figure No. 1

Mineral Property Location Map

San Diego
ARIZONA
NEW MEXICO
Tucson
El Paso
Nogales
TEXAS
SONORA
Hermosillo
CHIHUAHUA
Chihuahua
Chamizal
COAHUILA
Golden Goliath's
Uruachic Camp
LA CRUZ
Mochis
Culiacan
DURANGO
SINALOA
Durango
Sierra Madre Belt
Guadalajara
Mexico City

In May 2007 and amended October 2007 and June 2010, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 and 150,000 shares respectively to the Company over a period of three years from when the company lists its shares on a stock exchange. If the optionee has not listed its shares on a stock exchange by March 31, 2011 an additional $50,000 and 200,000 shares shall be payable to the Company.  The agreement will terminate if the optionee has not listed its shares on a stock exchange by March 31, 2012. As of December 31, 2010 the shares have not been listed on the stock exchange or been received.

Exploration costs on the Company’s properties for the 2010 and 2009 fiscal years are detailed below:

	SAN TIMOEO LA REFORMA	OTEROS	BUFALO	LOS HILOS LOS BOLAS	NOPALERA	CORONA EL CHAMIZAL	OTHERS	TOTAL
Balance, 8/31/2009	$3,679,972	$15,549	$39,982	$2,866,997	$277,671	$65,181	$62,178	$7,007,530
Assaying	Nil	Nil	Nil	132,869	504	Nil	Nil	133,373
Drilling	Nil	Nil	Nil	135,984	Nil	Nil	Nil	135,984
Geology and mapping	220	Nil	Nil	109,609	Nil	Nil	514	110,343
Property rights	12,928	2,506	20,380	3,156	7,146	10,876	1,839	58,831
Travel	12,318	Nil	Nil	13,459	850	1,586	825	29,038
Road construction / site	3,637	Nil	Nil	53,902	9,456	Nil	Nil	66,995
Facilities and other	41,619	Nil	Nil	170,754	33,428	29,981	11,419	287,201
FY2010 Costs	$70,722	2,506	$20,380	$619,733	$51,384	$42,443	$14,597	$821,765
Write-Down	Nil	($18,055)	Nil	($5,202)	Nil	Nil	($51,041)	$(74,298)

Balance, 8/31/2010	$3,750,694	Nil	$60,362	$3,481,528	$329,055	$107,624	$25,734	$7,754,997

	SAN TIMOEO LA REFORMA	OTEROS	BUFALO	LOS HILOS LOS BOLAS	NOPALERA	CORONA EL CHAMIZAL	OTHERS	TOTAL
Balance, 8/31/2008	$4,965,167	$12,754	$26,069	$2,081,031	$265,842	$49,911	$48,834	$7,449,608
Assaying	58,255	Nil	Nil	94,154	Nil	Nil	Nil	152,409
Drilling	Nil	Nil	Nil	434,750	Nil	Nil	Nil	434,750
Geology and mapping	12,884	Nil	Nil	79,580	Nil	Nil	Nil	92,464
Property rights	13,113	2,795	13,913	4,340	10,565	1,717	1,382	47,825
Travel	14,708	Nil	Nil	16,257	Nil	516	Nil	31,481
Road construction / site	11,873	Nil	Nil	29,355	Nil	Nil	Nil	41,228
Facilities and other	39,632	Nil	Nil	127,530	1,264	13,037	11,962	193,176
FY2009 Costs	$150,465	2,795	$13,913	$785,966	$11,829	$15,270	$13,344	$993,582
Write-Down	($1,435,660)	Nil	Nil	Nil	Nil	Nil	Nil	$(1,435,660)

Balance, 8/31/2009	$3,679,972	$15,549	$39,982	$2,866,997	$277,671	$65,181	$62,178	$7,007,530

Fiscal 2010 Property Acquisition and Exploration

First Quarter:  During the first fiscal quarter ended November 30, 2009, the Company was working on its NI 43-101 technical report and continued underground sampling and mapping at its Las Bolas property as well as surface prospecting and sampling along strike of the known mineralization at Las Bolas.  During the first quarter, the Company did not perform any work on its other properties.

Las Bolas Property

During the first quarter, the Company ended the drilling program on the Las Bolas property but continued extensive underground and surface work, which was concentrated within the main underground workings, including the Las Bolas tunnel, Frijolar, Providencia, Gambusino and El Corazon.  Very detailed underground mapping and sampling was carried out in these workings resulting in a dramatic improvement in the understanding of the nature and distribution of the mineralization.  This work determined, for example, that the Las Bolas vein actually consists of at least seven discrete vein structures that are in close proximity to each other, that there are at least two separate mineralized structures within the Frijolar workings and that there are four separate fracture systems controlling the mineralization.  The detailed sampling returned extremely encouraging results, such as in the Station 37 area in the Las Bolas tunnel.  Surface work and data compilation resulted in the identification of at least eleven mineralized veins or vein systems on the Las Bolas property.  Some of these systems, such as the one on which the Las Bolas tunnel was developed, were found to actually contain numerous closely spaced mineralized veins that increased the potential economic viability of the deposit.  The mineralization was found to fall within three recognized mineral trends thst cross the Las Bolas property in a northeast–southwest direction.  These are called the Las Bolas-Gambusino trend, the Frijolar trend and the El Corazon trend.  The strike length of these trends extends for at least 2,500 meters and old workings with known mineralization are present over a vertical interval of 600 meters. Subsequent work to the west across the Rio Uruachic has uncovered several new showings indicating that the strike length may be closer to 3.000 meters.  In May 2009, an independent consultant, Victor Jaramillo P.Geo of Discover Geological Consultants, was retained to write a 43-101 compliant report on the Las Bolas property, completed in December 2009.  His work, which overlapped with the Company’s underground mapping and sampling, confirmed the distribution of the mineralization.  The author of the report believes that the Las Bolas-Los Hilos Property hosts an early stage mesothermal system of silverlead-zinc veins followed by a later low sulphidation epithermal gold-silver phase.  Both systems are structurally controlled and confined mainly along fault zones as veins, silica stockworks and breccias.  Mesothermal vein systems are formed at considerable depths (from 600-meters to 1000-meters or more) by hydrothermal processes in a temperature range of 200°C to 300°C.  The presence of dark gray quartz veins, cutting and brecciating the early silver-base metal mesothermal veins or oxide veins may be related to this later epithermal event.  The report proposes the following mineral characterization: Type-1 mineralization: Ag + Pb + Zn (Au); and Type-2 mineralization: Au + Ag + As (Cu).  The report also provided specific recommendations including the development of a new underground cross cut within the Las Bolas workings in order to provide a new clear section across all of the vein structures which will allow further detailed sampling and understanding of the structures.  In the first quarter the Company also identified a new mineralized trend on the east side of the Las Bolas property which runs in a near north-south direction, crossing the other three main trends.  The new trend, called Filo do Oro also has old workings and has a higher gold ratio than the most of the mineralization in the workings further west. This cross cutting trend contains veins as well as disseminated mineralization, suggesting good potential for a bulk minable gold/silver deposit with high grade feeder veins running through it.  Filo de Oro is open in all directions and has a higher gold ratio.

Second Quarter:  During the second fiscal quarter ended February 28, 2010, the Company closed a private placement for gross proceeds of $3 million;  the proceeds were primarily used to expand the mineral resource at the Company’s Las Bolas property and to work on the new Filo do Oro zone on the east side of the Las Bolas property.  During the second quarter, the Company did not perform any work on its other properties.

Las Bolas Property

During the second quarter, the Company concentrated fieldwork on the portion of the Las Bolas property called the Filo de Oro trend.  The significance of this large zone and its potential for a bulk mineable gold deposit was recognized in the later part of 2009.  Rehabilitation of the main workings in the area, called the Los Hilos West tunnel, included crossing an internal, water-filled shaft to access the last portion of the tunnel.  Detailed mapping and systematic sampling of this and other smaller workings showed that gold mineralization in the one to multi gram range and is hosted in many vein systems of different orientations in the metre wide range.  The gold values within the Los Hilos West tunnel in the vicinity of the internal shaft are significantly higher and it seems that the shaft was excavated to follow those higher grades.  This likely indicates that the mineralization extends to depth below the level of the tunnel. Lower grade, but still very significant gold mineralization, was also found in breccia zones and wall rock in general.  Silver accompanied the gold values, but gold is the dominant metal.  In total, the Los Hilos West tunnel had 275 channel samples taken over its entire 208-meter length.  The sampling density from 80 meters to 144 meters along the length of the tunnel averages one sample every 4.5 meters and requires infill sampling.  The mineralization is still open since the last three contiguous samples at the end of the tunnel.  The Los Hilos area includes the Los Hilos, Mosca de Plata and Palo Dulce vein systems that in turn are part of the larger NE-SW Frijolar mineralized trend.  The north-south Filo de Oro trend intersects the Frijolar trend and the high grade vein systems act as sweeteners for the Filo de Oro bulk tonnage potential.  Detailed surface mapping and sampling was also conducted in this area with very positive results.  A preliminary average grade for the combination of surface and underground sampling was established to be approximately 1.5 g/t gold equivalent (assuming 100% silver recovery and a gold silver ratio of 1:60).  The topography is very favorable, with the zone being an easily accessible topographic ridge, with a zero stripping ratio.   Based on the Company's work, Filo de Oro has two components.  A large surface zone that may be over 1,120 meters in length, from 200 to 440 meters in width and approximately 230 metres thick, overlying near-vertical high-grade-vein feeder zones that are beneath and cut through the surface zone.  The roughly north-south Filo de Oro trend is a topographic high located at the east end of the east-west Las Bolas, Frijolar and Corazon trends.  These three east west trends host the other twelve known vein systems on the Las Bolas property and the main Las Bolas mine workings that were the focus of the NI 43-101 report completed last fall.

Third Quarter:  During the quarter ending May 31, 2010, the Company continued work on its Las Bolas property concentrating on the new Filo do Oro zone on the east side of the property in preparation for drilling.  During the third quarter ended May 31, 2010, the Company did not perform any work on its other properties.

Las Bolas Property

During the quarter, the Company concentrated fieldwork on the portion of the Las Bolas property called the Filo de Oro trend.  This new zone will be included in the next drill program, which has commenced as of the date hereof.  The significance of this large zone and its potential for a bulk mineable gold deposit was recognized in the latter part of 2009.  Rehabilitation of the main workings in the area, called the Los Hilos West tunnel, included crossing an internal, water-filled shaft to access the last portion of the tunnel.  Detailed mapping and systematic sampling of this and other smaller workings showed that gold mineralization in the one to multi gram range and is hosted in many vein systems of different orientations in the metre wide range.  The gold values within the Los Hilos West tunnel in the vicinity of the internal shaft are significantly higher and it seems that the shaft was excavated to follow those higher grades.  This likely indicates that the mineralization extends to depth below the level of the tunnel.  Lower grade, but still very significant gold mineralization, was also found in breccia zones and wall rock in general. Silver accompanied the gold values, but gold is the dominant metal.  The Los Hilos West tunnel has been extensively sampled with very encouraging results: some 275 channel-samples taken over its 208-meter length.  The sampling density from 80 meters to 144 meters along the length of the tunnel averages one sample every 4.5 meters and requires infill sampling.  The mineralization is still open since the last three contiguous samples at the end of the tunnel.  The Los Hilos area includes the Los Hilos, Mosca de Plata and Palo Dulce vein systems that in turn are part of the larger NE-SW Frijolar mineralized trend.  The north-south Filo de Oro trend intersects the Frijolar trend and the high-grade vein systems act as sweeteners for the Filo de Oro bulk tonnage potential.  Detailed surface mapping and sampling was also conducted in this area with very positive results.  The topography is very favorable, with the zone being an easily accessible topographic ridge, with a zero stripping ratio.  The roughly north-south Filo de Oro trend is a topographic high located at the east end of the east-west Las Bolas, Frijolar and Corazon trends. These three east west trends host the other twelve known vein systems on the Las Bolas property and the main Las Bolas mine workings that were the focus of the NI 43-101 report completed Fall 2009.  Drilling planned for the fourth quarter will include holes in the Las Bolas area, as recommended in the Company’s 43-101 report as well as the first diamond drill holes in the Los Hilos area.  Extensive road building and drill station preparations have been completed following a review of geological, geochemical and structural information and the selection of the drill hole locations.

Fourth Quarter:

During the fourth quarter ending August 31, 2010, the Company continued the diamond drilling program on its Las Bolas property concentrating on the new Filo do Oro zone on the east side of the property in preparation for drilling.

Subsequent to the quarter end the Company announced it had signed a letter of intent with the Mexican subsidiary of Agnico-Eagle Mines Ltd. for the exploration and development of the Company’s Las Bolas and Los Hilos properties.

Las Bolas Property

During the fourth quarter, the Company continued field work on the portion of the Las Bolas property called the Filo de Oro trend.  The significance of this large zone and its potential for a bulk mineable gold deposit was recognized in the latter part of 2009.

Rehabilitation of the main workings in the area, called the Los Hilos West tunnel, included crossing an internal, water-filled shaft to access the last portion of the tunnel.  Detailed mapping and systematic sampling of this and other smaller workings showed that gold mineralization in the one to multi gram range and is hosted in many vein systems of different orientations in the metre wide range.  The gold values within the Los Hilos West tunnel in the vicinity of the internal shaft are significantly higher and it seems that the shaft was excavated to follow those higher grades.  This likely indicates that the mineralization extends to depth below the level of the tunnel.  Lower grade, but still very significant gold mineralization, was also found in breccia zones and wall rock in general. Silver accompanied the gold values, but gold is the dominant metal.

A total of 22 diamond drill holes were completed on the Los Hilos portion of the Las Bolas property alone during the final fiscal quarter.  Subsequent to the quarter, more holes were completed on the western side of the property (Las Bolas area) for a drilling total of just over 4,000 metres.  The results from the Los Hilos area showed that mineralization extends well away from the Los Hilos tunnel, covering an area that is over 1.5 kilometres in length and almost one kilometre wide.  This area is a topographic ridge referred to as the Filo de Oro. Based on the Company's work, Filo de Oro has two components. There is a large, near surface zone up to 540 metres in width and approximately 230 metres thick, which overlies near-vertical higher-gradeveinfeeder zones that are beneath and cut through the surface zone. An important porphyry zone has been found at depth on the southern portion of Filo de Oro.  This is important because the flagship discovery of Fresnillo PLC, the Orisyvo project., lies just a few kilometres southeast of the southern end of Filo de Oro. Orisyvo; that is a massive project by one of the world’s largest mining companies.  The geological importance of Filo de Oro is much enhanced as Orisyvo is a porphyry-related gold system, with a an oxide zone open to the north and west and a sulphide zone core with good grade partially explored.  That means Orisyvo is open in the direction of Filo do Oro and is a similar geological model as at Los Hilos, including being related to an intrusive porphyry system, which is what was found at depth on the southern end of the Filo do Oro trend.  Porphyry systems have large tonnage potential and the similarities to Filo do Oro are very obvious.  The drilling results from the las Bolas area are still being complied as not all assays have been received.  It must also be kept in mind that the roughly north-south Filo de Oro trend is only one of the four known mineralized trends on the Las Bolas property.  The three east west trends host the other 12 known vein systems on the Las Bolas property and the main Las Bolas mine workings which were the focus of the NI 43-101 report completed last Fall.

Throughout the fourth quarter The Company was involved in negotiations with Agnico-Eagle Mines Ltd. regarding a possible Option and Joint Venture Agreement on the Las Bolas Property.  A Letter of Intent was signed with a Mexican subsidiary of Agnico-Eagle Mines Ltd. in late November and was announced on December 7th.  This was a major milestone for the Company.  Under the terms of the option agreement, Agnico’s Mexican subsidiary has the right to earn a 51% interest in the Las Bolas and Los Hilos properties by spending $5,000,000 on the properties over a period of five years.  The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter.  Upon exercising its option, Agnico will have the right to earn an additional 20% interest by completing a feasibility study or by spending an additional $10,000,000 over another period of five years.

Other Properties

Throughout Fiscal 2010, the Company did not perform any significant work on its other properties.  With the Las Bolas and Los Hilos properties now under option to Agnico-Eagle the Company is looking forward to focusing on some of these other properties in the upcoming year.

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

La Lluvia
La Reforma
San Timoteo 2
San Timoteo
Las Trojas
Nueva Union
Oro Leon
Bufalo A
Bufalo B

Los Hilos/Las Bolas Property.  The Las Bolas property comprises seven claims totaling 656.76 hectares: Los Hilos, Los Hilos II, Los Hilos II Frac.1, Mina de Las Bolas, Don Lazaro, El Manto, Ampliation La Verde.  In December 2010, the Company signed an Option Agreement with Agnico-Eagle Minerals Ltd., whereby they could acquire a 51% interest by expending $5,000,000 on the property over five years.

Uruachic
Mina Las Bolas
El Manto
Los Hilos 2
Los Hilos
Ampl. La Verdel
Las Bolas
Todos Santos
Don Lazaro
E-6841
El Bufalo fr.1

Nopalera Property.  The Nopalera property comprises three claims totaling 1,308.65 hectares; Nopalera, Nopalera II and La Flor Del Trigo.

Oteros Property.  The Oteros property is comprised of three claims totaling 1,130.00 hectares: oteros, Esperanza and Bufalo R2.

Corona Property.  The Corona property consists of six claims that total 850 hectares (2,100 acres): Corona, Corona II, Corona III, Corona Norte, Corona Sur and La Esperanza. Corona along with the El Chamizal property have been optioned to Comstock Capital.  In May 2007 and amended October 2007 and June 2010, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 and 150,000 shares respectively to the Company over a period of three years from when the company lists its shares on a stock exchange. If the optionee has not listed its shares on a stock exchange by March 31, 2011 an additional $50,000 and 200,000 shares shall be payable to the Company.  The agreement will terminate if the optionee has not listed its shares on a stock exchange by March 31, 2012. As of December 31, 2010, the shares have not been listed on the stock exchange or been received.  Once Comstock Capital has earned its interest a joint venture will be formed.

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

In May 2007 and amended October 2007 and June 2010, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 and 150,000 shares respectively to the Company over a period of three years from when the company lists its shares on a stock exchange. If the optionee has not listed its shares on a stock exchange by March 31, 2011 an additional $50,000 and 200,000 shares shall be payable to the Company.  The agreement will terminate if the optionee has not listed its shares on a stock exchange by March 31, 2012. As of December 31, 2010, the shares have not been listed on the stock exchange or been received.  Once Comstock Capital has earned its interest a joint venture will be formed.

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
LEGEND
Exploration Area
Active Mine

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 8/31/2010, 8/31/2009, and 8/31/2008 should be read in conjunction with the financial statements of the Company and the notes thereto.

Selected Annual Data

	Year Ended August 31 2010	Year Ended August 31 2009	Year Ended August 31 2008
Sales Revenue	$0	$0	$0
Net Income (loss)	($1,412,984)	($2,196,183)	($821,077)
Basic and Diluted (loss) EPS	($0.02)	($0.04)	($0.01)
Weighted Avg. No. Shares Outstanding	72,302,874	60,934,037	60,875,845
Working Capital	$1,848,525	$712,378	$2,427,739
Mineral Property Interests	$8,089,730	$7,342,303	$7,784,381
Shareholders Equity	$10,029,855	$8,156,342	$10,295,018
Total Assets	$10,232,227	$8,222,221	$10,795,721

Summary of Quarterly Results

Net (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2010	($186,412)	($262,720)	($689,696)	($274,156)
Fiscal 2009	($182,506)	($260,255)	($184,103)	($1,569,319)
Fiscal 2008	($166,814)	($337,038)	($221,738)	($95,487)

EPS (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2010	($0.00)	($0.00)	($0.01)	($0.01)
Fiscal 2009	($0.00)	($0.00)	($0.00)	($0.04)
Fiscal 2008	($0.00)	($0.01)	($0.00)	($0.00)

Exploration efforts are conducted year-round and administrative/general expenses are generally not seasonal.  The higher fourth quarter losses in Fiscal 2009 primarily related to year-end write-downs of mineral properties.

Financings

In February 2010, the Company closed a non-brokered private placement of 7,080,000 units at a price of $0.15 per unit.  Each unit consisted of one share and one half of one nontransferable share purchase warrant exercisable for a period of two years at a price of $0.25 for each warrant.  Once resale restrictions on the shares expired and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice.  The Company’s agents received a commission of $51,360 in cash and 342,400 agent’s warrants exercisable at $0.25 per share for two years valued at $36,670 (risk-free interest rate of 2.24%, dividend yield of Nil, volatility factor of 131.22%, an expected life of 2 years).

In January 2010, the Company closed a non-brokered private placement of 12,641,466 units at a price of $0.15 per unit. Each unit consisted of one share and one half of one nontransferable share purchase warrant exercisable for a period of two years at a price of $0.25 for each warrant.  Once resale restrictions on the shares expired and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice.  The Company’s agents received a commission of $112,500 in cash and 742,000 agent’s warrants exercisable at $0.25 per share for two years valued at $78,994 (risk-free interest rate of 2.24%, dividend yield of Nil, volatility factor of 130.38%, an expected life of 2 years).

Fiscal 2010 Ended August 31, 2010 vs. Fiscal 2009

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

Results from Operations

For Fiscal 2010 ended August 31, 2010, the Company incurred a net loss ($1,412,984) compared to ($2,196,183) for Fiscal 2009.  The significant differences between these periods include:

a.

A write down of mineral property exploration costs of ($74,298) in Fiscal 2010 compared to ($1,435,660) in FY2009 (in the fourth quarter).  A large exploration program in 2008 and into 2009 allowed the Company to better evaluate several of its mineral properties.  Results at Reforma were disappointing and while the Company intends to maintain its interest in Reforma as there are still several interesting untested target areas, the Company wrote down its past exploration expenditures based on these results.  Whereas in 2010, the Company mainly focused on its Las Bolas and Los Hilos properties and with encouraging results and the option and joint venture with Agnico-Eagle, the Company believes significant potential exists for these properties.

b.

Stock based compensation fees were $492,137 in 2010 compared to $57,507 in 2009.  The Company granted a number of options in the third quarter this past year while only a few options were granted for the entire FY2009.  While the Company granted the options at a premium to the market price, these charges are a result of mandatory accounting practices which require a calculation using the Black-Scholes option valuation model to expense stock options.  As volatility is one variable in the calculation of this non cash charge, the large volatility of junior mining stocks has resulted in a large value to be expensed for stock options.

c.

A significant increase in cash over last year is a result of the completion of a private placement during the second quarter raising almost $3 million.

d.

Foreign exchange expenses have been reduced significantly this year from last due to the strengthening value of the Canadian dollar against the Mexican peso.

e.

Consulting fees increased $96,269 during the past year compared to last year due to the Company retaining corporate development expertise. The fees were higher in the first quarter this year also compared to other quarters due to the costs associated with the completion of the Company’s NI 43-101 technical report.

f.

Professional fees, transfer agent fees and filing fees were all higher this past year as a result of the costs associated with the private placement.

g.

Wages and benefits were higher this year compared to last due to a larger exploration program this past year compared to last.

Net Loss per Share for FY2010 was ($0.02) per share compared with ($0.04).

Liquidity and Capital Resources

As of August 31, 2010, deferred mineral property exploration costs totalled $7,754,997 compared to $7, 007,530 at August 31, 2009.  During the year, the Company incurred a total of $821,765 in exploration expenditures including $133,373 on assaying, $135,984 on drilling and $110,343 doing geology and mapping mainly on its Las Bolas/Los Hilos properties. $287,201 of facilities and other in deferred exploration costs included such expenses as core boxes, rental of a core shack and other preparatory work for the drill program.

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.  The Company had working capital of $1,848,525 at August 31, 2010 compared to $712,378 at August 31, 2009.  The Company’s cash and short-term investment position at August 31, 2010 was $1,896,644.  In January and February 2010 the Company completed a private placement of 19,721,466 units at a price of $0.15 per unit for gross proceeds of $2,958,220. Each unit consisted of one common share and one half of one share purchase with each whole warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.25.  Once resale restrictions on the shares have expired and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice (in writing to warrant holders and via a news release). Total finder’s fees of $163,860 were paid and 1,084,400 agent’s warrants having the same terms as the warrants under the units was paid.

Cash Used by Fiscal 2010 Operating Activities totaled ($710,084), including the ($1,412,984) Net Loss.  Significant adjustments included: $74,298 writedown of the Oteros< La Hermosa Las Trojas and La Gloria Properties; $492,137 in stock-based compensation; and $114,449 in changes in non-cash working capital balances related to operations”.  Cash Used by Fiscal 2010 Investing Activities was ($2,007,413), including: ($2,500,000) paid for “purchase of short-term investments”; $1,255,000 received from “redemption of short-term investments); and ($716,037) paid for “expenditures on mineral properties”.  Cash provided from Fiscal 2010 Financing Activities was $2,794,360, primarily from the aforementioned private placements.

Fiscal 2009 Ended August 31, 2009 vs. Fiscal 2008

Results from Operations

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

5.C.  Research and Development, Patents and Licenses, Trademarks, etc.

5.D.  Trend Information

No Disclosure Necessary.

5.E.  Off-Balance Sheet Arrangements

At 8/31/2010 and 8/31/2009, the Company had no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company has no “hard” contractual obligations at 12/31/2010.  However, under certain of its property acquisition agreements, the Company is committed to expend funds on exploration and/or make cash option payments and/or issue common shares to maintain or complete its option arrangements.  The Company is required to pay approximately $75,000 in taxes each year to the Mexican government for its mineral exploration properties.

5.G.  Safe harbor.

      --- No Disclosure Necessary ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3 Directors and Senior Management December 31, 2010

Name	Positions	Age	Date First Elected or Appointed
Ing. Daniel N. Fernandez (2)	Director	69	June 1998
Richard W. Hughes	Director	77	June 1998
Robin Bruce Hutchison	Director	54	December 2000
Marc Legault	Director	50	January 2006
Stephen Pearce (1)(3)	Director/CFO/Secretary	40	December 2000
Andrew Robertson (1)	Director	66	December 1998
Edward K. Sorbara (1)	Director	66	June 1998
J. Paul Sorbara (2)	Director/President	57	February 1997
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

Position	Issuer	Exchange	Since
Director/President	Abitibi Mining Corp.	NEX	1983
Director	Alamos Gold Corp.	TSX	2000
Director	Amador Gold Corp.	TSX.V	2002
Director	Chalice Diamond Corp.	TSX.V	2006
Director	Fortune River Resources Corp.	TSX.V	2002
Director	Genco Resources Ltd.	TSX.V	2004
Director	Gryphon Gold Corporation	TSX.V	2003
Director/President	Klondike Gold Corp.	TSX.V	1985
Director	Klondike Silver Corp.	TSX.V	2005
Director	Kootenay Gold Inc.	TSX.V	2005
Director	Radiant Resources Inc.	TSX.V	1997
Director/President	Sedex Mining Corp.	TSX.V	1980
Director/President	Zinccorp Resources Inc.	TSX.V	2008

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

Stephen Pearce has been the Corporate Secretary of the Company since 12/11/2000 and CFO and a Director of the Company since 1/26/2006.  He was graduated from York University in 1993 with a degree in Economics.  He received his law degree from the University of British Columbia in 1996.  He is an attorney specializing in junior mining companies.  Mr. Pearce serves as a Director and/or Corporate Secretary of the following TSX Venture Exchange listed companies: Neodym Technologies Inc. (since 2001); and Sable Resources Ltd. (since 2003), Sunorca Development Corporation (since 2008) and Flying A Development (since 2010).  As a director of the Company, Mr. Pearce participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

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

J. Paul Sorbara has been the President of the Company since 2/5/1997 and a Director of the Company since 5/10/1998.  He is a graduate of the University of Toronto where he received a Bachelor of Science Degree in 1976 and a Master of Science Degree in 1979.  He received the designation of Professional Geologist in 1991 from the Association of Professional Engineers and Geoscientists in British Columbia; and in 1985 the Geological Association of Canada awarded him the designation of Fellow of the Geological Association of Canada.  He also serves as the President of Minera Delta S.A. de C.V., a wholly owned subsidiary of Golden Goliath.  He owns a consulting firm, Sorbara Geological Consulting Ltd., but devotes very little time to that company. Since January 2004, he has been a Director of Petro Horizon Energy Corp. Since August 2007, he has been a Director of Jiulian Resources Inc. and a director of New High Ridge Resources since 2010.  He devotes full time to his duties as the President of the Company.  As a director of the Company, Mr. Sorbara participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

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

6.B.  Compensation

Director Compensation

The Company has no formal program for compensating Directors for their service as directors.  There are no Director service contracts with the Company providing for benefits upon termination of employment.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  The Company’s directors also participate in the Company’s Stock Option Plan; during Fiscal 2010, 1,600,000 stock options were granted to Directors.   No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table which details Director (Richard Hughes) compensation paid/accrued for Fiscal 2010.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management/Directors during Fiscal 2010 was $268,682.  The following table details Senior Management/Director compensation paid/accrued for Fiscal 2010.

Table No. 4
Director and Senior Management Compensation
Name and principal position	Year	Salary	Share-based awards	Option-based awards	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation(3)
					Annual incentive plans	Long-term incentive plans
J. Paul Sorbara, President (1)	2010	$120,000	NA	500,000	NA	NA	NA	NA	$120,000
Stephen Pearce, CFO/Secretary	2010	$60,000	NA	225,000	NA	NA	NA	NA	$60,000
Daniel Fernandez Manager of Minera Delta S.A.	2010	$40,993	NA	225,000	NA	NA	NA	NA	$40,993
Richard Hughes, Director (2)	2010	NA	NA	175,000	NA	NA	NA	$47,689	$47,689
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

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2010, the most recently completed fiscal year; there were 5,470,000 stock options outstanding.  During Fiscal 2010, 2,700,000 stock options were granted to Senior Management, Directors, and employees/ consultants; all stock options vested upon granting.  During Fiscal 2010, no SARs (stock appreciation rights) were granted.  During Fiscal 2010: no stock options were exercised; 230,000 options were cancelled; 515,000 expired; and none were re-priced.

Table No. 5
Stock Option Grants in Fiscal 2010 Ended 8/31/2010
Name	Number of Options Granted	Percent Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Daniel Fernandez	225,000	9%	$0.25	5/07/2010	5/07/2015	$0.24
Richard Hughes	175,000	6%	$0.25	5/07/2010	5/07/2015	$0.24
Robin Hutchison	175,000	6%	$0.25	5/07/2010	5/07/2015	$0.24
Marc Legault	50,000	2%	$0.25	5/07/2010	5/07/2015	$0.24
Stephen Pearce	225,000	9%	$0.25	5/07/2010	5/07/2015	$0.24
Andrew Robertson	125,000	5%	$0.25	5/07/2010	5/07/2015	$0.24
Edward Sorbara	125,000	5%	$0.25	5/07/2010	5/07/2015	$0.24
J. Paul Sorbara	500,000	18%	$0.25	5/07/2010	5/07/2015	$0.24
Management/Directors	1,600,000
Employees/Consultants	1,100,000	40%	$0.25	5/07/2010	5/07/2015	$0.24
TOTAL	2,700,000	100%

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During Fiscal 2010 Ended 8/31/2010, the most recently completed fiscal year, no stock options were exercised by Senior Management and/or Directors.  No SARs (stock appreciation rights) were exercised during this period.

The following table gives certain information concerning stock option exercises during Fiscal 2010 by the Company’s Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 6
Aggregated Stock Options Exercises in Fiscal 2010 Fiscal Yearend Unexercised Stock Options Fiscal Yearend Stock Option Values Senior Management/Directors
Name	Number of Shares Acquired on Exercise	Aggregate Value Realized (1)	Number of Unexercised Options at Fiscal Yearend Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Yearend (2) Exercisable/ Unexercisable
Ing. Daniel N. Fernandez	nil	$nil	700,000/nil	$5,250/$nil
Richard W. Hughes	nil	$nil	450,000/nil	$5,250/$nil
Robin Hutchison	nil	$nil	450,000/nil	$2,625/$nil
Marc Legault	nil	$nil	450,000/nil	$2,625/$nil
Stephen Pearce	nil	$nil	700,000/nil	$7,875/$nil
Andrew Robertson	nil	$nil	450,000/nil	$2,625/$nil
Edward K. Sorbara	nil	$nil	450,000/nil	$5,250/$nil
J. Paul Sorbara	nil	$nil	1,500,000/nil	$47,250/$nil
(1) Value using the closing price of common shares of the Company on the TSX Venture Exchange on the date of exercise, less the exercise price per share.
(2) The market price for the Company’s common shares on 8/31/2010 was $0.205. No value has been given to unexercised options that were out-of-the-money on 8/31/2010.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Tables No. 4/5/6/7/8 for information about stock options.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2010 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

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

Written Management Agreements

The Company has retained Mr. Hughes through Hastings Management Corp., a company wholly owned by him.  Pursuant to administrative services provided to the Company including providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices.  Currently, he is paid approximately $4,000 per month.  The contract is on a month-to-month basis and can be terminated by either party with one month’s written notice.

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

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2010, the Board of Directors held four scheduled meetings.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholder; all but Marc Legault, Robin Hutchinson and Andrew Robinson of the directors attended the February 2010 annual shareholders meeting.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted 9/1/2006.  The current members of the Audit Committee are: Stephen Pearce, Andrew Robertson (independent), and Edward Sorbara (independent).  The Audit Committee met once during Fiscal 2010 and has met once during Fiscal 2011-to-date but regularly communicate informally throughout the year.

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

6.D.  Employees

As of 12/31/2010, the Company had eight full-time employees and several part-time employees/consultants, including the Senior Management; five of these employees are directly engaged in mineral exploration/development.  As of 8/31/2010 and 8/31/2009, the Company had eight and ten employees, respectively, including the Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

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

Table No. 7 Shareholdings of Directors and Senior Management Shareholdings of 5% Shareholders December 31, 2010

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #
Common	Sprott Asset Management (1)	16,043,010	19.9%
Common	Agnico Eagle Mines Limited (2)	6,762,000	8.4%
	5% Shareholder Subtotal	22,805,010	28.3%
Common	J. Paul Sorbara (3)	2,619,600	3.2%
Common	Daniel Fernandez (4)	1,767,000	2.2%
Common	Edward Sorbara (5)	811,625	1.0%
Common	Richard Hughes (6)	750,000	0.9%
Common	Andrew Robertson (7)	651,000	0.8%
Common	Stephen Pearce (8)	794,000	1.0%
Common	Robin Hutchison (9)	450,000	0.5%
Common	Marc Legault (10)	450,000	0.5%
	Directors and Senior Management Subtotal	8,293,225	10.1%
	TOTAL	31,098,235	38.4%

------------------------------------------------------------------------------

(1)

Sprott Asset Management is a financial institution.

Their address is:  200 Bay Street, Toronto, Ontario, Canada  M5J 2J1

The contact person is: Eric Sprott.

Of the 16,043,010 shares, the Company believes that Sprott Asset Management LP owns 11,073,078 shares of the Company while the Sprott Canadian Equity Fund holds a total of 4,969,932 shares.

(2)

Agnico Eagle Mines Limited is a Canadian mining company publicly traded on the NYSE and TSX Exchange.  Their address is: 145 King Street East, Toronto, Ontario, M5C 2Y7.  The contact person is: David Smith; VP, Investor Relations.

(3)

1,500,000 represent currently exercisable stock options.

1,119,600 common shares and 550,000 stock options are held indirectly through Sorbara Geological Consulting Limited, a private company control by Mr. Sorbara.

(4)

700,000 represent currently exercisable stock options.

(5)

450,000 represent currently exercisable stock options.

(6)

450,000 represent currently exercisable stock options.

(7)

450,000 represent currently exercisable stock options.

201,000 common shares are registered in the name of A. MacG. Robertson & Associates Inc. and A. MacG. Holdings Inc., of which Andrew MacG. Robertson is the sole owner of all issued voting shares.

(8)

700,000 represent currently exercisable stock options.

(9)

450,000 represent currently exercisable stock options.

(10)

450,000 represent currently exercisable stock options.

#  Based on 80,805,503 common shares outstanding at 12/31/2010, and warrants and stock options held by each beneficial holder exercisable within sixty days.

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

Table No. 8 Stock Options Outstanding December 31, 2010

J. Paul Sorbara	450,000	$0.10	12/8/2008	12/7/2013
	250,000	$0.40	7/16/2006	7/16/2012
	300,000	$0.36	6/29/2006	6/29/2011
	500,000	$0.25	5/7/2010	5/7/2015
Stephen Pearce	75,000	$0.10	12/8/2008	12/7/2013
	150,000	$0.40	7/16/2006	7/16/2012
	250,000	$0.36	6/29/2006	6/29/2011
	225,000	$0.25	5/7/2010	5/7/2015
Daniel Fernandez	50,000	$0.10	12/8/2008	12/7/2013
	175,000	$0.40	7/16/2006	7/16/2012
	250,000	$0.36	6/29/2006	6/29/2011
	225,000	$0.25	5/7/2010	5/7/2015
Richard Hughes	50,000	$0.10	12/8/2008	12/7/2013
	100,000	$0.40	7/16/2006	7/16/2012
	125,000	$0.36	6/29/2006	6/29/2011
	175,000	$0.25	5/7/2010	5/7/2015
Robin Hutchison	25,000	$0.10	12/8/2008	12/7/2013
	100,000	$0.40	7/16/2006	7/16/2012
	150,000	$0.36	6/29/2006	6/29/2011
	175,000	$0.25	5/7/2010	5/7/2015
Marc Legault	100,000	$0.40	7/16/2006	7/16/2012
	275,000	$0.36	6/29/2006	6/29/2011
	25,000	$0.10	12/8/2008	12/7/2013
	50,000	$0.25	5/7/2010	5/7/2015
Andrew Robertson	25,000	$0.10	12/8/2008	12/7/2013
	100,000	$0.40	7/16/2006	7/16/2012
	200,000	$0.36	6/29/2006	6/29/2011
	125,000	$0.25	5/7/2010	5/7/2015
Edward Sorbara	50,000	$0.10	12/8/2008	12/7/2013
	100,000	$0.40	7/16/2006	7/16/2012
	175,000	$0.36	6/29/2006	6/29/2011
	125,000	$0.25	5/7/2010	5/7/2015
Total Officers/Directors	5,150,000
Employees/Consultants/etc.	175,000	$0.10	12/8/2008	12/7/2013
	190,000	$0.35	11/26/2007	11/25/2012
	225,000	$0.40	7/16/2006	7/16/2012
	320,000	$0.36	6/29/2006	6/29/2011
	1,100,000	$0.25	5/7/2010	5/7/2015
TOTAL	7,160,000

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

	Common Shares Owned at 12/31/2010	Common Shares Owned at 8/31/2009	Common Shares Owned at 8/31/2008
Sprott Asset Management	16,043,010	8,934,868	6,958,500
Agnico Eagle Mines Limited	6,762,000	5,362,000	5,362,000

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 12/31/2010, the Company’s shareholders’ list showed 80,805,503 common shares outstanding, with 41 registered shareholders.  13 of these shareholders were resident in Canada, holding 76,580,398 common shares (representing about xx% of the issued/outstanding shares); 26 registered shareholders were resident in the United States, holding 3,665,105 common shares (representing about 5%); and two registered shareholder was resident in other countries, holding 560,000 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 800 “holders of record” in Canada, holding approximately 95% of the outstanding shares of the Company, and over 850 beneficial owners that own 100% of its common shares.

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

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides services to the Company including providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require. These costs to Hastings Management are divided between several public and private companies and not all the costs of each category is paid by any one company. As such, while most companies charge these expenses individually to the income statement the Company reduces these costs by sharing them with other companies. Hastings Management estimates the percentage of time spent on any one company in any given period and it is charged proportionately.  Richard Hughes, a Director of Golden Goliath, owns Hastings Management.  During the Fiscal 2010 Ended August 31, 2010, Hastings Management charged the Company 47,689 (2009 = $53,330) for these services.

J.Paul Sorbara’s “annual compensation” is paid to Sorbara Geological Consulting Ltd., private company owned and controlled by him.  During Fiscal 2010/2009/2008, this firm was paid $120,000, $120,000 and $120,000.

Due from Related Parties at 8/31/2010 included $21,108 (2009 = $0) due from a company controlled by a director.  Subsequent to fiscal yearend, this amount was repaid.

During Fiscal 2010 Ended August 31, 2010, the Company paid $40,993 (2009 = $44,020) in wages and benefits to Daniel Fernandez, Manager of Minera Delta S.A. and a director.

During Fiscal 2010 Ended August 31, 2010, the Company paid $60,000 (2009 = $60,000) in consulting fees to Stephen Pearce, CFO/Secretary/Director.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 8/31/2009, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Fiscal 2010/2009/2008 Ended August 31st

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

Table No. 9 TSX Venture Exchange Common Shares Trading Activity Canadian Dollars

Period Ended	Volume	High	Low	Closing
Monthly
12/31/2010	3,532,800	$0.27	$0.21	$0.27
11/30/2010	3,549,600	$0.25	$0.19	$0.22
10/31/2010	3,339,200	$0.27	$0.19	$0.21
9/30/2010	2,611,600	$0.29	$0.20	$0.25
8/31/2010	1,587,300	$0.25	$0.16	$0.21
7/31/2010	1,159,000	$0.19	$0.15	$0.16
Quarterly
11/30/2010	9,458,400	$0.29	$0.19	$0.22
8/31/2010	4,679,000	$0.25	$0.15	$0.21
5/31/2010	5,617,700	$0.28	$0.16	$0.20
2/28/2010	5,600,900	$0.29	$0.14	$0.22
11/30/2009	9,052,100	$0.32	$0.14	$0.16
8/31/2009	2,555,400	$0.17	$0.10	$0.13
5/31/2009	3,114,800	$0.18	$0.07	$0.16
2/28/2009	7,736,000	$0.13	$0.04	$0.08
11/30/2008	6,264,700	$0.16	$0.04	$0.06
Yearly
8/31/2010	24,849,700	$0.32	$0.14	$0.21
8/31/2009	19,670,900	$0.18	$0.04	$0.13
8/31/2008	12,113,700	$0.45	$0.13	$0.15
8/31/2007	13,298,900	$0.49	$0.24	$0.29
8/31/2006	23,673,000	$0.70	$0.15	$0.35

The Company’s common shares began trading on the Berlin Stock Exchange on 4/23/2004, with the trading symbol of “GGZ.BE”.  Total volume through 12/31/2010 was 99,500.  Prices ranged from euro$0.02 to euro$0.51; the closing price on 12/31/2010 was euro$0.17; no trades during FY2010-FY2011.

The Company’s common shares began trading on the Frankfurt Stock Exchange on 1/14/2004, with the trading symbol of “GGZ.F”.  Total volume through 12/31/2010 was 6,801,000.  Prices ranged from euro$0.01 to euro$0.50; the closing price on 12/31/2010 was euro$0.17.

The Company’s common shares began trading on the Munich-Stock Exchange on 1/17/2006, with the trading symbol of “GGZ.MU”.  Total volume through 12/31/2010 was 2,331,000.  Prices ranged from euro$0.01 to euro$0.47; the closing price on 12/31/2010 was euro$0.19.

The Company’s common shares began trading on the XETRA-Stock Exchange in Europe on 1/10/2006, with the trading symbol of “GGZ.DE”.  Total volume through 12/31/2010 was 84,700.  Prices ranged from euro$0.08 to euro$0.56; the closing price on 10/18/2007 (last trade) was euro$0.08.

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

Stock Options

Refer to ITEM #6E and Tables No. 4/5/6/7/8 for additional information.

Warrants

The following table lists, as of 12/31/2010, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10
Share Purchase Warrants Outstanding
Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
January 21, 2010	7,062,733	7,062,733	CDN$0.25	CDN$0.25	January 21, 2012
February 13, 2010	3,882,400	3,882,400	CDN$0.25	CDN$0.25	February 13, 2012

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

10.C.  Material Contracts

a.  Option znd Joint Venture Agreement with a a Mexican subsidiary of Agnico-Eagle Mines Ltd., for the exploration and development of the Company’s Las Bolas and Los Hilos properties, dated 12/7/2010.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  If a U.S. Holder holds shares in any year in which the Company is a PFIC, that holder might be required to file Internal Revenue Service Form 8621.

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

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2010 Ended 8/31/2010	Fiscal 2009 Ended 8/31/2009
Audit Fees (estimated for FY2010)	$33,000	$33,000
Audit-Related Fees	$nil	$nil
Tax Fees	$nil	$nil
All Other Fees	$nil	$1,000
TOTAL	$33,000	$34,000

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

Audited Financial

    Auditor's Report, dated 12/15/2010

    Consolidated Balance Sheets at 8/31/2010 and 8/31/2009

    Consolidated Statements of Operations and Deficit

      for the years ended 8/31/2010, 8/31/2009, and 8/31/2008

    Consolidated Statements of Cash Flows

      for the years ended 8/31/2010, 8/31/2009, and 8/31/2008

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

3.  Voting Trust Agreements:  No Disclosure Necessary

4.  Material Contracts:

    Incorporated by reference to Form 20-FR Registration Statement, as amended;

    Form 20-F Annual Reports; and Form 6-K’s

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEARS ENDED AUGUST 31, 2010 and 2009

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Golden Goliath Resources Ltd.

We have audited the consolidated balance sheets of Golden Goliath Resources Ltd. as at August 31, 2010 and 2009, and the consolidated statements of loss and deficit, shareholders’ equity and cash flows for each of the years in the three-year period ended August 31, 2010.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2010 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“Morgan & Company"

December 15, 2010

Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders, dated December 15, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada

“Morgan & Company”

December 15, 2010

Chartered Accountants

Tel: (604) 687 – 5841 Fax: (604) 687 – 0075 www.morgan-cas.com	MEMBER OF	P.O. Box 10007 Pacific Centre Suite 1488 – 700 West Georgia Street Vancouver, BC V7Y 1A1

GOLDEN GOLIATH RESOURCES LTD. (An Exploration Stage Company) CONSOLIDATED BALANCE SHEETS (Expressed in Canadian Dollars)

	AUGUST 31
	2010	2009

ASSETS

Current
Cash	$246,644	$169,781
Short term investments (Note 3)	1,650,000	405,000
Accounts receivable (Note 4)	74,060	164,327
Due from related parties (Note 10)	21,108	-
Prepaid expenses	22,085	13,149
	2,013,897	752,257

Exploration Advances	35,496	23,461
Mineral Property Acquisition Costs (Note 5)	334,773	334,773
Mineral Property Exploration Costs (Notes 5 and 15)	7,754,997	7,007,530
Property and Equipment (Note 6)	93,064	104,200

	$10,232,227	$8,222,221

LIABILITIES

Current
Accounts payable and accrued liabilities	$165,372	$39,879
Employment Benefit Obligations	37,000	26,000
	202,372	65,879

SHAREHOLDERS’ EQUITY

Share Capital (Note 7)	21,928,143	19,133,783

Contributed Surplus (Note 7)	2,061,321	1,569,184

Deficit	(13,959,609)	(12,546,625)
	10,029,855	8,156,342

	$10,232,227	$8,222,221

Approved on behalf of the Board of Directors:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD. (An Exploration Stage Company) CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT (Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2010	2009	2008
Expenses

Amortization	$ 22,016	$23,800	$19,696
Automobile	3,121	3,288	3,519
Consulting (Note 10(e))	164,615	68,346	60,143
Foreign exchange loss (gain)	14,584	36,485	(16,460)
Investor relations	46,972	34,050	172,625
Management fees (Note 10(b))	120,000	120,000	120,000
Office and general (Note 10(d))	74,159	61,417	54,082
Professional fees	73,550	72,433	44,487
Rent and utilities	56,666	59,013	72,088
Transfer agent and filing fees	34,758	15,043	40,991
Travel	17,308	43,260	71,734
Stock based compensation	492,137	57,507	122,780
Wages and benefits (Note 10(c))	231,240	189,846	265,076
Loss Before Other Income (Expense)	(1,351,126)	(784,488)	(1,030,761)

Other Income (Expense)
Gain on sale of equipment	-	2,302	-
Write down of mineral property exploration costs	(74,298)	(1,435,660)	-
Sales taxes recovery	-	3,469	-
Interest income	12,440	18,194	209,684

Net Loss for the Year	(1,412,984)	(2,196,183)	(821,077)

Deficit, Beginning of Year	(12,546,625)	(10,350,442)	(9,529,365)

Deficit, End of Year	$ (13,959,609)	$(12,546,625)	$(10,350,442)

Loss Per Share – Basic and Diluted	$ (0.02)	$(0.04)	$(0.01)

Weighted Average Number of Shares Outstanding – Basic and diluted	72,302,874	60,934,037	60,875,845

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD. (An Exploration Stage Company) CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Expressed in Canadian Dollars)

	Common Shares				Total
	Without Par Value		Contributed		Shareholders’
	Shares	Amount	Surplus	Deficit	Equity

Balance, August 31, 2007	60,754,037	$18,905,829	$1,571,851	$(9,529,365)	$10,948,315

Stock options exercised	180,000	45,000	-	-	45,000
Fair value of options allocated to shares on exercise	-	182,954	(182,954)	-	-
Stock based compensation	-	-	122,780	-	122,780
Net loss for the year	-	-	-	(821,077)	(821,077)

Balance, August 31, 2008	60,934,037	19,133,783	1,511,677	(10,350,442)	10,295,018
Stock based compensation	-	-	57,507	-	57,507
Net loss for the year	-	-	-	(2,196,183)	(2,196,183)

Balance, August 31, 2009	60,934,037	19,133,783	1,569,184	(12,546,625)	8,156,342
Shares issued for private placements	19,721,466	2,958,220	-	-	2,958,220
Share issue cost	-	(279,524)	-	-	(279,524)
Fair value of agent’s warrants	-	115,664	-	-	115,664
Stock based compensation	-	-	492,137	-	492,137
Net loss for the year	-	-	-	(1,412,984)	(1,412,984)

Balance, August 31, 2010	80,655,503	$21,928,143	$2,061,321	$(13,959,609)	$10,029,855

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD. (An Exploration Stage Company) CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2010	2009	2008

Cash Provided By (Used For)

Operating Activities
Net loss for the year	$(1,412,984)	$(2,196,183)	$(821,077)
Items not affecting cash:
Amortization	22,016	23,800	19,696
Gain on sale of equipment	-	(2,302)	-
Stock based compensation	492,137	57,507	122,780
Unrealized foreign exchange loss	-	(2,036)	-
Write down of mineral property exploration costs	74,298	1,435,660	-

Changes in non-cash operating assets and liabilities:
Accounts receivable	90,267	12,849	(42,805)
Due from related parties	(21,108)	-	-
Prepaid expenses	(8,936)	13,341	(3,944)
Accounts payable and accrued liabilities	43,226	(43,760)	(194,231)
Employment benefit obligations	11,000	(20,000)	9,000
	(710,084)	(721,124)	(910,581)
Investing Activities
Exploration advances	(35,496)	-	-
Expenditures on mineral properties	(716,037)	(1,365,900)	(3,566,852)
Purchase of short term investments	(2,500,000)	-	-
Proceeds from redemption of short term investments	1,255,000	2,153,945	4,422,000
Purchase of property and equipment	(10,880)	(22,247)	(54,315)
Proceeds from sale of equipment	-	5,276	-
	(2,007,413)	771,074	415,594
Financing Activities
Share issuances for cash	2,958,220	-	45,000
Share issue costs	(163,860)	-	-
	2,794,360	-	45,000

Increase (Decrease) in Cash	76,863	49,950	(64,747)

Cash, Beginning of Year	169,781	119,831	184,578

Cash, End of Year	$246,644	$169,781	$119,831

Supplementary Cash Flow Disclosure And Non-Cash Investing and Financing Activities:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-
Warrants issued for agent’s commission	$115,664	$-	$-

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Golden Goliath Resources Ltd. (the “Company”) is incorporated under the Business Corporations Act of British Columbia.  The Company is a public company listed on the TSX Venture Exchange (the “TSX.V”), trading under the symbol “GNG”.

The Company is in the exploration stage and is in the process of exploring its Mexican mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties and related deferred acquisition and exploration costs are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to develop the properties and upon future profitable production or proceeds from the disposition thereof.  Managements’ plan in this regard is to secure additional funds through future equity financings, which either may not be available or may not be available on reasonable terms.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization value may be substantially different from carrying value as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At August 31, 2010, the Company had not yet achieved profitable operations, had a working capital of $1,848,525 and expects to incur further losses in the development of its business, all of which casts substantial doubt on the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate and maintain future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Significant areas requiring the use of management estimates relate to the identification and capitalization of exploration costs, determination of impairment in the carrying values for long-lived assets, the existence of contingent assets and liabilities including asset retirement obligations, amounts recorded for related party transactions and balances, future income taxes and stock-based compensation valuations.  Management reviews significant estimates on a periodic basis and, when changes in estimates are necessary, makes adjustments prospectively.

d)   Foreign Currency Translation

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)   Cash and Cash Equivalents

Cash includes cash on hand, cash held in trust and demand deposits.  Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash which are subject to insignificant risk of change and have maturities of three month or less from the date of acquisition, held for the purpose of meeting short-term cash commitments rather than for investing or other purposes. Short term investments with initial maturities greater than three months are presented separately from cash and cash equivalents.

f)   Mineral Property Costs

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

g)   Equipment

Equipment is recorded at cost and amortized on a straight-line basis over their estimated useful lives at the following rates:

Equipment	10% - 25%
Vehicles	25%

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)    Employee Future Benefits

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

i)    Impairment of Long-Lived Assets

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)   Asset Retirement Obligations

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

As of August 31, 2010, the Company had determined that there were no significant legal obligations for reclamation and remediation costs.  The Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates.  Changes in estimates are accounted for prospectively from the period estimates are revised.

k)   Share Capital

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

l)    Earnings (Loss) Per Share

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

m)  Income Taxes

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

n)

Financial Instruments

Accounts receivable are designated as loans and receivables and are measured at amortized cost.  Company designated cash and short term investments as held for trading assets, measured at fair value. Accounts payable and accrued liabilities and employment benefit obligations are designated as other financial liabilities and measured at amortized cost. Management did not identify any material embedded derivatives, which require separate recognition and measurement. The Company had neither available-for-sale, nor held-to-maturity financial instruments during the year ended August 31, 2010.

In 2009, the CICA amended Section 3862, “Amendment to Financial Instruments – Disclosures” to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

n)

Financial Instruments (Continued)

The Company has determined that no adjustments are currently required for transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. (Note 8)

o)

Assessing Going Concern

The Canadian Accountability Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The Company has adopted this amendment.

p)   Future Accounting Changes

Business Combination, Non-controlling Interest, and Consolidation

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. These standards are not expected to have an impact on the Company’s financial statements.

International Financial Reporting Standards (“IFRS”)

The AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP and IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The conversion date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been estimated at this time.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

3.

SHORT TERM INVESTMENTS

As at August 31, 2010, short term investments in the amount of $1,650,000 (2009 - $405,000) comprised Canadian investments in guaranteed investment certificates maturing on March 2, 2011 and effective interest rates of 0.8% (2009 – 0.7%).

4.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	2010	2009

Sales taxes recoverable	$ 53,266	$ 75,084
Interest receivable	6,582	792
Other receivables	14,212	88,451
	$ 74,060	$ 164,327

5.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

Detailed exploration costs incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 15. Property payments made on the Company’s mineral property interests are included in the property descriptions below.

San Timoteo, Oro Leon, Nueva Union, La Reforma	$69,257
Oteros, La Esperanza, La Hermosa	-
Bufalo, La Barranca	-
Los Hilos, Las Bolas, El Manto, Don Lazaro, La Verde	187,123
Nopalera, Flor de Trigo	78,393
Corona, Beck, El Chamizal, El Canario, La Cruz	-
Las Trojas, La Gloria, Todos los Santos, Los Cantiles	-
$334,773

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

5.   MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

In May 2007 and amended October 2007 and June 2010, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 and 150,000 shares respectively to the Company over a period of three years from when the company lists its shares on a stock exchange. If the optionee has not listed its shares on a stock exchange by March 31, 2011 an additional $50,000 and 200,000 shares shall be payable to the Company. The agreement will terminate if the optionee has not listed its shares on a stock exchange by March 31, 2012. As of August 31, 2010 the shares have not been listed on a stock exchange or been received.

During the year ended August 31, 2010, $74,298 (2009 - $1,435,660) in deferred expenditures related to certain mineral claims were written off.  While the Company will continue to hold these claims, management currently do not view them as priorities and does not currently intend to conduct any exploration activities on these claims in the next year.

6.

PROPERTY AND EQUIPMENT

	2010
		ACCUMULATED
	COST	AMORTIZATION	NET

Equipment	$81,996	42,187	39,809
Vehicles	91,416	57,078	34,338
Land	18,917	-	18,917

	$192,329	99,265	93,064

	2009
		ACCUMULATED
	COST	AMORTIZATION	NET

Equipment	$71,117	36,758	34,359
Vehicles	91,415	40,491	50,924
Land	18,917	-	18,917

	$181,449	77,249	104,200

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

In January 2010, the Company closed a non-brokered private placement of 12,641,466 units at a price of $0.15 per unit for proceeds of $1,896,220. Each unit consisted of one share and one half of one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.25 for each warrant.

Once resale restrictions on the shares expire and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice. The Company paid a commission of $112,500 in cash and issued 742,000 agent’s warrants exercisable at $0.25 per share for two years valued at $78,994 (risk-free interest rate of 2.24%, dividend yield of Nil, volatility factor of 130.38%, an expected life of 2 years).

In February 2010, the Company closed a non-brokered private placement of 7,080,000 units at a price of $0.15 per unit for proceeds of $1,062,000. Each unit consisted of one share and one half of one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.25 for each warrant.

Once resale restrictions on the shares expire and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice. The Company paid a commission of $51,360 in cash and issued 342,400 agent’s warrants exercisable at $0.25 per share for two years valued at $36,670 (risk-free interest rate of 2.24%, dividend yield of Nil, volatility factor of 131.22%, an expected life of 2 years).

a)

Outstanding Warrants

As at August 31, 2010, there were 10,945,133 (2009 – Nil) share purchase warrants outstanding as follows:

	EXERCISE	NUMBER OF
EXPIRE DATE	PRICE	WARRANTS
January 21, 2012	$0.25	7,062,733
February 13, 2012	$0.25	3,882,400
		10,945,133

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL (Continued)

a)

Outstanding Warrants (Continued)

A summary of changes in share purchase warrants is presented below:

	NUMBER OF	EXERCISE
	WARRANTS	PRICE
Outstanding and exercisable at August 31, 2008	18,352,726	$0.45
Warrants expired	(18,352,726)	$0.45
Outstanding and exercisable at August 31, 2009	-	-
Warrants granted	10,945,133	$0.25
Outstanding and exercisable at August 31, 2010	10,945,133	$0.25

b)

Stock Options

In May 7, 2010, the Company granted 2,325,000 incentive stock options to directors and employees of the Company and 375,000 incentive stock options to consultants of the Company, at a price of $0.25 per share, exercisable for a period of five years.

Stock based compensation on options granted during the period amounted to $492,137. The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 2.55% dividend yield of nil, volatility factor of 102.63%, and a weighted average expected life of the options of 5 years.

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, August 31, 2008	4,925,000	$ 0.36
Expired	(430,000)	0.36
Granted	1,150,000	0.10
Cancelled	(175,000)	0.38
Balance, August 31, 2009	5,470,000	$ 0.31
Expired	(515,000)	0.30
Granted	2,700,000	0.25
Cancelled	(230,000)	0.35
Balance, August 31, 2010	7,425,000	$ 0.29

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL (Continued)

b)

Stock Options (Continued)

The following summarizes information about stock options outstanding at August 31, 2010:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	WEIGHTED			WEIGHTED
	AVERAGE	WEIGHTED		AVERAGE	WEIGHTED
NUMBER	REMAINING	AVERAGE	NUMBER	REMAINING	AVERAGE
OF	CONTRACTUAL	EXERCISE	OF	CONTRACTUAL	EXERCISE
OPTIONS	LIFE	PRICE	OPTIONS	LIFE	PRICE

7,425,000	2.84 years	$ 0.29	7,425,000	2.84 years	$ 0.29

8.

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the notes to these financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

As at August 31, 2010, the classification of the financial instruments, as well as their carrying values are shown in the table below:

	LEVEL	HELD FOR TRADING	LOANS AND RECEIVABLES/ AMORTIZED COST	TOTAL CARRYING VALUE	FAIR VALUE/ AMORTIZED COST
Financial assets
Cash	1	$ 246,644	$ -	$ 246,644	$ 246,644
Short term investments	1	1,650,000	-	1,650,000	1,650,000
Other receivables	3	-	20,794	20,794	20,794
Due from related parties	3	-	21,108	21,108	21,108
		$ 1,896,644	$ 41,902	$ 1,938,546	$ 1,938,546
Financial liabilities
Accounts payable and accrued liabilities	3	$ -	$ (165,372)	$ (165,372)	$ (165,372)
Employment benefit obligations	3	-	(37,000)	(37,000)	(37,000)
		$ -	$ (202,372)	$ (202,372)	$ (202,372)

The carrying values of the Company’s accounts receivable, accounts payable and accrued liabilities were a reasonable approximation of fair value.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

8.   FINANCIAL INSTRUMENTS (Continued)

The Company has determined the estimated fair values of its financial instruments based on the following fair value valuation hierarchy:

Level 1 –

Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 –

Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 –

Inputs that are not based on observable market data.

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

Credit and Interest Rate Risk

The Company is primarily exposed to credit risk on its bank accounts and short term investments.  Credit and interest rate risk exposure are limited by placing its cash with Canadian high-credit quality financial institutions.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash.  The Company believes that these sources will be sufficient to cover the expected cash requirements.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk and commodity price risk.

The Company operations in Canada and Mexico are subject to foreign currency fluctuations.  The Company’s operating expenses and expenditures are incurred in Canadian dollars and Mexican Pesos, and the fluctuation of the Canadian dollar in relation to Mexican Peso will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

8.   FINANCIAL INSTRUMENTS (Continued)

Market Risk (Continued)

Financial assets and liabilities denominated in currencies other than the Canadian dollar were as follows:

AUGUST 31, 2010
	Financial	Financial
	Assets	Liabilities

Mexican Peso	$ 69,286	$ 79,501

Based on the above net exposures at August 31, 2010, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the Mexican Peso would result in an increase/decrease of $1,000 in the Company’s loss from operations.

Commodity Price Risk

The Company is exposed to price risk with respect to commodity prices.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities.  The Company closely monitors commodity prices as they relate to precious metals and the stock market to determine the appropriate course of action to be taken by the Company.

9.   CAPITAL DISCLOSURES

The Company was formed for the purpose of acquiring exploration stage mineral properties.  The directors determine the Company’s capital structure and make adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and future development of mineral properties.

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

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

9.   CAPITAL DISCLOSURES (Continued)

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

10.  RELATED PARTY TRANSACTIONS

a)

During the year ended August 31, 2010, the Company paid $120,000 (2009 and 2008 - $120,000) recorded as management fees for geological and management services to a company controlled by a director.

b)

During the year ended August 31, 2010, the Company paid $40,993 (2009 - $44,020, 2008 - $51,186) in wages and benefits to a director.

c)

During the year ended August 31, 2009, the Company paid $47,689 (2009 - $53,330, 2008 - $54,300) in respect of corporate office and administration and other costs to a management company controlled by a director of the Company.

d)

During the year ended August 31, 2010, the Company paid $60,000 (2009 - $60,000, 2008 - $60,000) in consulting fees to a director of the Company.

e)

Due from related party consist of $21,108 (2009 - $Nil) due from a company controlled by a director. Subsequent to year end this amount was repaid.

11.  INCOME TAXES

The Company is subject to income taxes on its unconsolidated financial statements in Canada and Mexico.  The consolidated provision for income taxes varies from the amount that would be computed from applying the combined statutory income tax rates to the net loss before taxes were approximately as follows:

	2010	2009

Combined statutory tax rate	29%	$30%

Expected income tax recovery	(410,000)	(663,000)
Non-deductible differences	143,000	17,000
Future Income tax expense resulting from change in tax rate	(141,000)	-
Effect of changes in tax rate	(3,000)	36,000
Tax benefits not recognized	411,000	610,000
Income tax provision	$ -	$-

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

11.  INCOME TAXES (Continued)

The significant components of the Company’s future income tax assets were approximately as follows:

	2010	2009

Capital assets	19,000	$12,000
Mineral properties	770,000	698,000
Losses available for future periods	2,440,000	2,316,000
Share issue costs	39,000	20,000
Valuation allowance	(3,268,000)	(3,046,000)

Net future income tax asset	$ -	$-

The Company has Canadian and Mexican non-capital losses of approximately $8,719,000 which may be carried forward and applied against taxable income in future years.  These losses expire as follows:

CANADA		MEXICO

2011	$354,000	2011	$298,000
2012	-	2012	1,030,000
2013	-	2013	1,074,000
2014	-	2014	424,000
2015	362,000	2015	124,000
2026	404,000	2016	219,000
2027	535,000	2017	1,512,000
2028	530,000	2018	192,000
2029	515,000	2019	215,000
2030	667,000	2020	241,000
	$3,367,000		$5,329,000

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

12.  SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration.  All mineral properties are located in Mexico.  Assets by geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL
August 31, 2010

Current assets	$1,942,553	$71,344	$2,013,897
Equipment	$10,656	$82,407	$93,064
Exploration advances	$-	$35,496	$35,496
Mineral property costs	$-	$8,089,770	$8,089,770
Total assets	$1,953,210	$8,279,017	$10,232,227
Interest income	$12,440	$-	$12,440
Net loss	$1,077,853	$323,756	$1,412,984

	CANADA	MEXICO	TOTAL

August 31, 2009

Current assets	$680,295	$71,962	$752,257
Equipment	$12,247	$91,953	$104,200
Exploration advances	$-	$23,461	$23,461
Mineral property costs	$-	$7,342,303	$7,342,303
Total assets	$716,003	$7,506,218	$8,222,221
Interest income	$17,770	$424	$18,194
Net loss	$524,263	$1,671,920	$2,196,183

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

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

Consolidated Balance Sheets

	2010	2009	2008

ASSETS
Total Assets, Canadian GAAP	$10,232,227	$8,222,221	$10,795,721

Deferred Mineral Property Acquisition Cost	(334,773)	(334,773)	(334,773)
Deferred Mineral Property Exploration Costs	(7,754,997)	(7,007,530)	(7,449,608)

Total Assets, US GAAP	$2,142,457	$879,918	$3,011,340

LIABILITIES
Total Liabilities, Canadian and US GAAP	$202,372	$65,879	$500,703

SHAREHOLDERS’ EQUITY
Share Capital and Contributed Surplus, Canadian and US GAAP	$23,989,464	$20,702,967	$20,645,460
Deficit and Accumulated Other Comprehensive Income, US GAAP	(22,049,379)	(19,888,928)	(18,134,823)

Shareholders’ Equity, US GAAP	$1,940,085	$814,039	$2,510,637
	$2,142,457	$879,918	$3,011,340

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

Consolidated Statements of Loss and Deficit

	2010	2009	2008

Loss for the year under Canadian GAAP	$(1,412,984)	$(2,196,183)	$(821,077)
Foreign exchange loss (gain)	14,584	36,485	(16,460)
Mineral exploration expenditures	(821,765)	(993,581)	(4,021,358)
Write down of mineral property exploration costs	74,298	1,435,660	-

Loss under US GAAP	(2,145,867)	(1,717,619)	(4,858,895)

Comprehensive income
Foreign exchange translation adjustment	(14,584)	(36,485)	16,460
Comprehensive income (loss) under US GAAP	$(2,160,451)	$(1,754,104)	$(4,842,435)

Weighted average number of common shares outstanding under US GAAP	60,934,037	60,934,037	60,875,845

Loss per share under US GAAP	$(0.04)	$(0.03)	$(0.08)

     Consolidated Statements of Cash Flows

	2010	2009	2008

Cash flows from operating activities
Under Canadian GAAP	$(710,084)	$(721,124)	$(910,581)
Mineral exploration expenditures	(739,498)	(1,365,900)	(3,566,852)
Cash used for operating activities under US GAAP	$(1,449,582)	$(2,087,024)	$(4,577,433)

Cash flows from financing activities
Under Canadian and US GAAP	$2,794,360	$-	$45,000

Cash flows from investing activities
Under Canadian GAAP	$(2,077,413)	$771,074	$800,834
Mineral exploration expenditures	739,498	1,365,900	3,566,852
Cash from (used in) investing activities under US GAAP	$(1,267,915)	$2,136,974	$4,367,686

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

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

d)   Recent United States Accounting Pronouncements

The Accounting Standards Codification - In June 2009, the Financial Accounting Standards Board, or FASB, established the Accounting Standards Codification (“ASC”), to become the single source of authoritative U.S. GAAP to be applied by nongovernmental entities. The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the Securities and Exchange Commission (“SEC”), and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is non-authoritative. It became effective for interim and annual reporting periods ending after September 15, 2009. The adoption had no impact on the Company‘s financial statements, other than the references to authoritative U.S. GAAP.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

d)   Recent United States Accounting Pronouncements (Continued)

Foreign Currency Issues - In May 2010, the ASC guidance relating to foreign currency issues: multiple foreign currency exchange rates was updated. The update codifies an announcement made by the SEC Observer at the March 2010 meeting of the FASB‘s Emerging Issues Task Force (“EITF”). The announcement clarified the accounting required when there are differences between amounts recorded for financial reporting purposes versus the underlying U.S. dollar denominated values upon transition to highly inflationary accounting. The update was effective as of March 18, 2010. The updated guidance did not have an impact on the Company‘s financial statements.

Subsequent Events - In February 2010, the ASC guidance was amended to clarify that SEC filers must still evaluate subsequent events through the issuance date of their financial statements; however, they are not required to disclose that date in their financial statements. The amendment was effective on issuance.

Fair Value Measurements - In April 2009, the ASC guidance was updated to provide additional guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased, the factors that should be considered when determining whether a debt security is other than temporarily impaired, and expanded the disclosures required for other-than-temporary impairments for debt and equity securities. Also in April 2009, the guidance for financial instruments was updated to require disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The Company adopted the updated guidance for the annual reporting period beginning September 1, 2009. The adoption had no impact on the Company‘s financial statements.

In January 2010, the ASC guidance for disclosures about fair value measurements was updated, providing amendments to the guidance which requires entities to disclose separately the amounts of significant transfers in and out of Level 1, Level 2 and Level 3 fair value measurements. The disclosures related to Level 1 and Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009 and the disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010. The updated guidance will have no impact on the Company‘s financial statements.

In August 2009, the ASC guidance was updated to clarify how entities should estimate the fair value of liabilities.  The amended guidance on measuring liabilities at fair value is effective for the first interim or annual reporting period beginning after August 28, 2009. The updated guidance had no impact on the Company‘s financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

d)   Recent United States Accounting Pronouncements (Continued)

Useful Life of Intangible Assets - In April 2008, the ASC guidance for determination of the useful life of intangible assets was updated. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. It became effective for the Company‘s annual reporting period beginning September 1, 2009 and had no impact on the Company‘s financial statements.

Business Combinations - In December 2007, the ASC guidance for business combinations was updated, which requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose information on the nature and financial effect of the business combination. In April 2009, the guidance was further updated to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The Company adopted the provisions beginning September 1, 2009 to be applied to all future business combinations. The adoption did not have any impact on the Company‘s financial statements.

Variable Interest Entities - In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise‘s variable interest gives it a controlling financial interest in a variable interest entity. This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity‘s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance is effective as of the beginning of each reporting entity‘s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of this guidance did not have an impact on the Company‘s financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

14.  SUBSEQUENT EVENTS

a)

The Company announced that it has reached mutually acceptable terms for an option and joint venture agreement with a Mexican subsidiary of Agnico-Eagle Mines Ltd. Under the terms of the option agreement, Agnico's Mexican subsidiary has the right to earn a 51% interest in the Las Bolas and Los Hilos properties by spending $5,000,000 on the properties over a period of five years.  The first year's work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico will have the right to earn an additional 20% interest by completing a feasibility study or by spending an additional $10,000,000 over another period of five years.

b)

The Company issued 150,000 shares for proceeds of $18,000 pursuant to the exercise of warrants.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

15.  EXPLORATION COSTS

	San Timoteo La Reforma	Oteros	Bufalo	Los Hilos Las Bolas	Nopalera	Corona El Chamizal	Other	Total
Balance, August 31, 2009	$3,679,972	$15,549	$39,982	$2,866,997	$277,671	$65,181	$62,178	$7,007,530

Incurred during the year
Assaying	--	--	--	132,869	504	--	--	133,373
Drilling	--	--	--	135,984	--	--	--	135,984
Geology and mapping	220	--	--	109,609	--	--	514	110,343
Property rights	12,928	2,506	20,380	3,156	7,146	10,876	1,839	58,831
Travel	12,318	--	--	13,459	850	1,586	825	29,038
Road construction and site	3,637	--	--	53,902	9,456	--	--	66,995
Facilities and other	41,619	--	--	170,754	33,428	29,981	11,419	287,201
Expenditures in the year	70,722	2,506	20,380	619,733	51,384	42,443	14,597	821,765
Write down	--	(18,055)	--	(5,202)	--	--	(51,041)	(74,298)
Balance, August 31, 2010	$3,750,694	$--	$60,362	$3,481,528	$329,055	$107,624	$25,734	$7,754,997

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

15.  EXPLORATION COSTS (Continued)

	San Timoteo La Reforma	Oteros	Bufalo	Los Hilos Las Bolas	Nopalera	Corona El Chamizal	Other	Total
Balance, August 31, 2008	$4,965,167	$12,754	$26,069	$2,081,031	$265,842	$49,911	$48,834	$7,449,608

Incurred during the year
Assaying	58,255	--	--	94,154	--	--	--	152,409
Drilling	--	--	--	434,750	--	--	--	434,750
Geology and mapping	12,884	--	--	79,580	--	--	--	92,464
Property rights	13,113	2,795	13,913	4,340	10,565	1,717	1,382	47,825
Travel	14,708	--	--	16,257	--	516	--	31,481
Road and construction site	11,873	--	--	29,355	--	--	--	41,228
Facilities and other	39,621	--	--	127,292	1,264	13,037	11,962	193,176
Expenditures in the year	150,465	2,795	13,913	785,966	11,829	15,270	13,344	993,582
Write down	(1,435,660)	--	--	--	--	--	--	(1,435,660)
Balance, August 31, 2009	$3,679,972	$15,549	$39,982	$2,866,997	$277,671	$65,181	$62,178	$7,007,530

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.; SEC File Number 0-31204

Registrant

Dated: February 8, 2011

By /s/ "J. Paul Sorbara"____________________

J. Paul Sorbara, President/Director