Form 20-F
period 2011-08-31
GOLDEN GOLIATH RESOURCES LTD
filed 2012-02-14
CIK 1127307

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended August 31, 2011

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	92,216,445 Common Shares

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes [ ]	No [X]

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

Index to Exhibits on Page 66

GOLDEN GOLIATH RESOURCES LTD.

FORM 20-F ANNUAL REPORT

AUGUST 31, 2011

Part III
Item 17	Financial Statements	66
Item 18	Financial Statements	66
Item 19	Exhibits	66

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

There are no known proven reserves of minerals on Golden Goliath’s properties.  The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, the Company is defined as an “exploration-stage company”.  The Company is well capitalized with approximately $1,800,000 in working capital at 01/31/2012 to fund the current exploration program, estimated at $1.0 million for Fiscal 2012.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2011/2010/2009 ended August 31st was derived from the consolidated financial statements of the Company that were audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.

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

Table No. 1
Selected Financial Data

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	8/31/2011	8/31/2010	8/31/2009	8/31/2008	8/31/2007
Canadian GAAP
Sales Revenue	$0	$0	$0	$0	$0
Operating Income (Loss)	($1,130,554)	($1,338,686)	($760,523)	($821,077)	($1,035,556)
Net Income (Loss)	($1,021,160)	($1,412,984)	($2,196,183)	($821,077)	($1,035,556)
Basic/Diluted (Loss) Per Share	($0.01)	($0.02)	($0.04)	($0.01)	($0.02)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	85,749,549	72,302,874	60,934,037	60,875,845	49,092,397
Period-End Shares O/S	92,216,445	80,655,503	60,934,037	60,934,037	60,754,037
Working Capital	$2,713,392	$1,808,507	$712,378	$2,427,739	$7,058,037
Mineral Property Interests	$8,981,467	$8,089,770	$7,342,303	$7,784,381	$3,763,023
Long-Term Obligations	$58,000	$37,000	$26,000	$46,000	$37,000
Shareholder’s Equity	$11,848,681	$10,029,855	$8,156,342	$10,295,018	$10,948,315
Total Assets	$12,022,608	$10,232,227	$8,222,221	$10,795,721	$11,249,718
US GAAP
Net Income (Loss)(1)	($1,903,482)	($2,160,451)	($1,754,104)
Net Income (Loss) Per Share	($0.02)	($0.03)	($0.03)
Mineral Property Interests	$0	$0	$0
Shareholders’ Equity	$3,201,987	$2,274,858	$1,148,812
Total Assets	$3,375,914	$2,477,230	$1,214,691
(1) Cumulative Net Loss to 8/31/2011 under USGAAP was ($23,627,463). (2) Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

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

Table No. 2 U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
July 2011		0.97	0.94	0.95
August 2011		0.99	0.96	0.98
September 2011		1.04	0.98	1.04
October 2011		1.06	0.99	0.99
November 2011		1.05	1.01	1.02
December 2011		1.04	1.01	1.02
January 2012		1.02	1.00	1.00
Fiscal Year Ended 8/31/2011	0.99	1.06	0.94	0.98
Fiscal Year Ended 8/31/2010	1.06	1.16	1.00	1.06
Fiscal Year Ended 8/31/2009	1.18	1.30	1.03	1.08
Fiscal Year Ended 8/31/2008	1.00	1.07	0.92	1.06
Fiscal Year Ended 8/31/2007	1.17	1.19	1.04	1.06

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

As of 01/31/2012, Golden Goliath currently had nil share purchase options outstanding and 8,715,000 share purchase warrants outstanding.  If all of the share purchase options and warrants were exercised, the number of common shares issued and outstanding would increase from 92,216,445 (as of 01/31/2012) to 100,931,445.  This represents a potential increase of 9.5% in the number of shares issued and outstanding and would result in dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Golden Goliath’s Stockholders

Because the success of Golden Goliath is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  At 01/31/2012, there were 8,715,000 share purchase options outstanding, which, if exercised, would result in an additional 8,715,000 common shares being issued and outstanding.  (For a breakdown of dilution, refer to the risk factor entitled: “Golden Goliath Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations.  Public distributions of capital will result in dilution to existing shareholders”).

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

The authorized capital of Golden Goliath consists of an unlimited number of common shares without par value. At 8/31/2011, the end of the most recent fiscal year, there were 92,216,445 common shares issued and outstanding; and at 01/31/2012 there were 92,216,445 common shares issued and outstanding.

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

Fiscal Year	Nature of Share Issuance	Number of Securities	Gross Amount
Fiscal 2012	Nil
Fiscal 2011	Exercise of Stock Options	675,000	$118,500
Fiscal 2011	Exercise of Warrants	10,885,942	$2,721,486
Fiscal 2010	Private Placement of Units	19,721,466	$2,958,220

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2011	$1,100,965	Mineral Property Expenditures
Fiscal 2011	$74,238	Purchase of Capital Assets
Fiscal 2010	$751,533	Mineral Property Expenditures
Fiscal 2010	$10,880	Purchase of Capital Assets
Fiscal 2009	$1,365,900	Mineral Property Expenditures
Fiscal 2009	$22,247	Purchase of Capital Assets

Plan Of Operations

Source of Funds for Fiscal 2011 Ending 8/31/2012

The Company’s primary source of funds since incorporation has been through the issuance of equity.  As of 8/31/2011, the Company had working capital of $2,713,392.

Use of Funds for Fiscal 2012 Ending 8/31/2012

During Fiscal 2012, the Company estimates that it might expend approximately $0.6 million on general/administrative, investor-relations expenses, etc.  During Fiscal 2012, the Company estimates that it might expend approximately $1.0 million on property exploration/development.

Anticipated Changes to Facilities/Employees

The Company has no current plans to add any additional personnel.  Management anticipates that any additional property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales

The Company has recorded no sales since incorporation.

At 8/31/2011, $9,184,344 in assets were located in Mexico, primarily mineral properties and $2,838,264 in assets were located in Canada, primarily current assets.

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

Figure No. 1

Mineral Property Location Map

San Diego
ARIZONA
NEW MEXICO
Tucson
El Paso
Nogales
TEXAS
SONORA
Hermosillo
CHIHUAHUA
Chihuahua
Chamizal
COAHUILA
Golden Goliath's
Uruachic Camp
LA CRUZ
Mochis
Culiacan
DURANGO
SINALOA
Durango
Sierra Madre Belt
Guadalajara
Mexico City

In May 2007 and amended April 2011, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 400,000 (150,000 shares received) and 150,000 (25,000 shares received) shares respectively to the Company over a period of two years.  In order to keep the option in good standing, the optionee must also pay $50,000 (received) and issue 200,000 shares to the Company (received).

Exploration costs on the Company’s properties for the 2011, 2010 and 2009 fiscal years are detailed below:

	SAN TIMOEO ORO LEON NUEVA UNION LA REFORMA	OTEROS LA ESPERANZA LA HERMOSA	BUFALO LA BARRANCA	LOS HILOS LOS BOLAS MANTO DON LAZARO LA VERDE	NOPALERA FLOR DE TRIGO	CORONA EL CHAMIZAL BECK EL CANARIO LA CRUZ	LAS TROJAS LA GLORIA TODOS LOS SANTOS LOS CANTILES	TOTAL
Balance, 8/31/2010	$3,750,694	NIL	$60,362	$3,481,528	$329,055	$107,624	$25,734	$7,754,997
Assaying	Nil	Nil	Nil	104,137	112,947	Nil	Nil	217,084
Drilling	Nil	Nil	Nil	266,099	Nil	Nil	Nil	266,099
Geology and mapping	652	Nil	Nil	17,907	28,781	Ni1	514	47,340
Property taxes and rights	15,024	4,974	21,366	5,270	8,024	707	3,363	58,728
Travel	9,714	Nil	Nil	6,787	9,518	2,117	121	28,257
Road construction / site	Nil	Nil	Nil	42,316	38,835	649	3,099	84,899
Facilities and other	40,750	Nil	Nil	123,781	158,697	35,676	18,445	377,349
Option payment received						(69,290)		($69,290)
FY2011 Costs	$66,140	4,974	$21,366	$566,297	$356,802	$30,141	$25,028	$1,010,466
Write-Down	($82,279)	($4,974)	Nil	($15,913)	Nil	Nil	($15,603)	($118,769)

Balance, 8/31/2011	$3,734,555	Nil	$81,728	$4,031,912	$685,857	$77,483	$35,159	$8,646,694

	SAN TIMOEO ORO LEON NUEVA UNION LA REFORMA	OTEROS LA ESPERANZA LA HERMOSA	BUFALO LA BARRANCA	LOS HILOS LOS BOLAS MANTO DON LAZARO LA VERDE	NOPALERA FLOR DE TRIGO	CORONA EL CHAMIZAL BECK EL CANARIO LA CRUZ	LAS TROJAS LA GLORIA TODOS LOS SANTOS LOS CANTILES	TOTAL
Balance, 8/31/2009	$3,679,972	$15,549	$39,982	$2,866,997	$277,671	$65,181	$62,178	$7,007,530
Assaying	Nil	Nil	Nil	132,869	504	Nil	Nil	133,373
Drilling	Nil	Nil	Nil	135,984	Nil	Nil	Nil	135,984
Geology and mapping	220	Nil	Nil	109,609	Nil	Nil	514	110,343
Property rights	12,928	2,506	20,380	3,156	7,146	10,876	1,839	58,831
Travel	12,318	Nil	Nil	13,459	850	1,586	825	29,038
Road construction / site	3,637	Nil	Nil	53,902	9,456	Nil	Nil	66,995
Facilities and other	41,619	Nil	Nil	170,754	33,428	29,981	11,419	287,201
FY2010 Costs	$70,722	2,506	$20,380	$619,733	$51,384	$42,443	$14,597	$821,765
Write-Down	Nil	($18,055)	Nil	($5,202)	Nil	Nil	($51,041)	$(74,298)

Balance, 8/31/2010	$3,750,694	Nil	$60,362	$3,481,528	$329,055	$107,624	$25,734	$7,754,997

	SAN TIMOEO ORO LEON NUEVA UNION LA REFORMA	OTEROS LA ESPERANZA LA HERMOSA	BUFALO LA BARRANCA	LOS HILOS LOS BOLAS MANTO DON LAZARO LA VERDE	NOPALERA FLOR DE TRIGO	CORONA EL CHAMIZAL BECK EL CANARIO LA CRUZ	LAS TROJAS LA GLORIA TODOS LOS SANTOS LOS CANTILES	TOTAL
Balance, 8/31/2008	$4,965,167	$12,754	$26,069	$2,081,031	$265,842	$49,911	$48,834	$7,449,608
Assaying	58,255	Nil	Nil	94,154	Nil	Nil	Nil	152,409
Drilling	Nil	Nil	Nil	434,750	Nil	Nil	Nil	434,750
Geology and mapping	12,884	Nil	Nil	79,580	Nil	Nil	Nil	92,464
Property rights	13,113	2,795	13,913	4,340	10,565	1,717	1,382	47,825
Travel	14,708	Nil	Nil	16,257	Nil	516	Nil	31,481
Road construction / site	11,873	Nil	Nil	29,355	Nil	Nil	Nil	41,228
Facilities and other	39,632	Nil	Nil	127,530	1,264	13,037	11,962	193,176
FY2009 Costs	$150,465	2,795	$13,913	$785,966	$11,829	$15,270	$13,344	$993,582
Write-Down	($1,435,660)	Nil	Nil	Nil	Nil	Nil	Nil	$(1,435,660)

Balance, 8/31/2009	$3,679,972	$15,549	$39,982	$2,866,997	$277,671	$65,181	$62,178	$7,007,530

Fiscal 2011 Property Acquisition and Exploration

First Quarter:  During the quarter ended November 30, 2010, the Company announced it had signed a letter of intent with the Mexican subsidiary of Agnico-Eagle Mines Ltd. For the exploration and development of the Company’s Las Bolas and Los Hilos properties.

Las Bolas Property

During the first quarter, the Company completed its diamond-drilling program on the Las Bolas property.  Approximately 3,100 meters were drilled in total with the majority of the holes being completed on the Los Hilos area.  The program was quite successful as it outlined both low-grade, bulk-tonnage silver potential at Los Hilos in the Filo de Oro zone as well as higher-grade vein-style mineralization below the low-grade zone.  This area is a topographic ridge referred to as the Filo de Oro.  Based on the Company’s work, Filo de Oro has two components.  There is a large, near surface zone up to 540 meters in width and approximately 230 meters thick, which overlies near-vertical higher-grade-vein feeder zones that are beneath and cut through the surface zone.  An important porphyry zone has been found at depth on the southern portion of Filo de Oro.  This is important because the flagship discovery of Fresnillo PLC, the Orisyvo project, lies just a few kilometers southeast of the southern end of Filo de Oro.

In addition, the deeper holes on the southern end of the Los Hilos area encountered mineralized prophyryitic intrusive, which opened the door to a third potential style of mineralization, one with large tonnage potential.  The geological importance of Filo de Oro is much enhanced by this as Orisyvo is a porphyry-related gold system, with an oxide zone open to the north and west and a sulphide zone core with good grade partially explored.  That means Orisyvo is open in the direction of Filo do Oro and is a similar geological model as at Los Hilos, including being related to an intrusive porphyry system, which is what was found at depth on the southern end of the Filo do Oro trend.  Porphyry systems have large tonnage potential and the similarities to Filo do Oro are very obvious.

On the Las Bolas side (west side) of the property the high-grade vein mineralization was extended along strike and at depth with very encouraging results on the Corazon, Frijolar and Las Bolas Trends.

Perhaps most significantly, at the end of November 2010, the Company received an offer from the Mexican subsidiary of Agnico-Eagle Mines Limited for an option/Joint venture agreement on the Las Bolas Property.  A Letter of Intent was signed in early December 2010. Under the terms of the option agreement, Agnico’s Mexican subsidiary has the right to earn a 51% interest in the Las Bolas and Los Hilos properties by spending $5,000,000 on the properties over a period of five years.  The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter.  Upon exercising its option, Agnico will have the right to earn an additional 20% interest by completing a feasibility study or by spending an additional $10,000,000 over another period of five years.  A comprehensive Earn-In and Shareholders Agreement between the Company and Agnico-Eagle Mines Limited was signed on 12/8/2011 to formalize the above mentioned agreement.

Other Properties

Throughout the first quarter, the Company did not perform any significant work on its other properties.  With the Las Bolas and Los Hilos properties under option to Agnico-Eagle the Company is looking forward to focusing on some of these other properties in the upcoming year

Second Quarter:  During the second quarter ending February 28, 2011, the Company compiled the final report for the drilling program on the Las Bolas/ Los Hilos property to provide a comprehensive summary to Agnico-Eagle Mines so they can properly conduct future exploration on the property.  Preliminary work also began on the Nopelera property with a focus on mapping and sampling all outcrops.

Las Bolas Property

During the second quarter, the Company compiled the final report for the drilling program on the Las Bolas/Los Hilos property.  This comprehensive document included maps and sections for all of the drill holes.  The program was very successful in that it defined new zones of mineralization on the Los Hilos claims.  These zones include vein mineralization extending beneath the main Los Hilos mine tunnel, in the Filo de Oro North area and other parts of the east side of the property, as well as disseminated mineralization in the Orito zone and in the Filo de Oro South area, where mineralization is related to an intrusive porphyry system.  Based on the Company's work, Filo de Oro has two components.  There is a large, near surface zone up to 540 meters in width and approximately 230 meters thick, which overlies near-vertical higher-grade-vein feeder zones that are beneath and cut through the surface zone.

On the western portion of the property, in the area of the main Las Bolas workings, the drilling successfully extended the known strike length of the three existing northeast trends.  Important high-grade intercepts were also made at depths lower than the Las Bolas tunnel.  These intercepts are the deepest to date on this area of the property and indicate that potential is open to depth.  These intercepts also indicate that mineralization in this area of the property may be related to the high grade sulphide mineralization found in the El Manto area, which is further west near the Rio Uruachic, and is the lowest possible adit level on the property.

During December the Company signed a Letter of Intent with the Mexican subsidiary of Agnico-Eagle Mines Limited for an option/Joint Venture on the Las Bolas Property.  Under the terms of the agreement, Agnico can earn a 51% interest in the property by spending $5 million in exploration over five years.  Agnico can then earn an additional 20% interest by completing a feasibility study or by spending another $10 million in exploration work. The Company views this agreement as an important milestone. A comprehensive Earn-In and Shareholders Agreement between the Company and Agnico-Eagle Mines Limited was signed on 12/8/2011 to formalize the above mentioned agreement.

Nopalera Property

During the second quarter, the Company also started fieldwork on its 100% owned Nopalera claim.  Nopalera is a large claim that adjoins the Los Hilos claims on the east side.  Nopalera hosts a very large and intense alteration zone which is related to a porphyry intrusion and has a chemical trace element signature that is very similar the Fresnillo PLC’s new flagship discovery called Orisyvo.  The Orisyvo claims are contiguous to the Nopalera property on its southeast corner.  Work on Nopalera during the quarter included compilation and interpretation of all of the historic data on the property, as well as the construction of new access roads and the rehabilitation and sampling of several small old mine workings.  The Company believes that Nopalera has a geologic setting, stratigraphic interval, and pathfinder distribution pattern that indicates that gold mineralization may lie at depth.  These characteristics are also very similar to those believed to be present at the Orisyvo.

The Company is pursuing an aggressive exploration program for the Nopalera claim leading to a major diamond-drilling program later in the year.

Other Properties

Throughout the second quarter, the Company did not perform any significant work on its other properties.  With the Las Bolas and Los Hilos properties under option to Agnico-Eagle the Company is looking forward to focusing on some of these other properties in the upcoming year.

Third Quarter:  During the second quarter ending 2/28/2011, the Company compiled the final report for the drilling program on the Las Bolas/Los Hilos property to provide a comprehensive summary to Agnico-Eagle Mines so they can properly conduct future exploration on the property.  Preliminary work also began on the Nopelera property with a focus on mapping and sampling all outcrops.

Las Bolas Property

During the third quarter ended May 31, 2011 the Company worked with the legal team from Agnico Eagle Mines Ltd. on the final agreement for the Las Bolas property option and joint venture.  During December 2010, the Company signed a Letter of Intent with the Mexican subsidiary of Agnico-Eagle Mines Limited for an option/Joint Venture on the Las Bolas Property.  Under the terms of the agreement, Agnico can earn a 51% interest in the property by spending $5 million in exploration over five years.  Agnico can then earn an additional 20% interest by completing a feasibility study or by spending another $10 million in exploration work. The Company views this agreement as an important milestone.  A comprehensive Earn-In and Shareholders Agreement between the Company and Agnico-Eagle Mines Limited was signed on 12/8/2011 to formalize the above mentioned agreement.  The final report on the Company’s work on Las Bolas has been completed and our exploration efforts have shifted focus to our Nopalera property.

Nopalera Property

During the third quarter, the Company continued field work on its 100% owned Nopalera property.  Nopalera is a large claim that adjoins the Los Hilos claims on the west side.  Nopalera hosts a very large and intense alteration zone that is related to a porphyry intrusion and has a chemical trace element signature that is very similar to the nearby Fresnillo PLC’s new flagship discovery called Orisyvo.  The Orisyvo claims are contiguous to the Nopalera property on its southeast corner.  Fresnillo’s sister company Peñoles has also surrounded the Golden Goliath claims with their own staking.  This has led to the development of what is essentially an area play with three major companies, Frenillo, Peñoles and Agnico Eagle mines Ltd. and one junior company, namely Golden Golaith Resources.  Work on Nopalera during the quarter included compilation and interpretation of all of the historic data on the property, as well as the construction of new access roads and the rehabilitation and sampling of several small old mine workings.  In addition, the Company purchased a new geophysical instrument (called Terraspect) that allows the identification of specific clay minerals.  Clay mineralogy is important as it distinguishes between hydrothermal alteration generated at depth by metaliferous fluids, from clay minerals formed by meteoric weathing and provides vectors for drilling.  The Company believes that Nopalera has a geologic setting, stratigraphic interval and pathfinder distribution pattern which indicates that gold mineralization may lie at depth.  These characteristics are also very similar to those believed to be present at the Orisyvo.  The Company is pursuing an aggressive exploration program for the Nopalera claim leading to a major diamond-drilling program as soon as practicable.

Other Properties

Throughout the third ended May 31, 2011, the Company did not perform any significant work on its other properties.  With the Las Bolas and Los Hilos properties under option to Agnico-Eagle the Company is looking forward to focusing on some of these other properties.

Fourth Quarter and Fiscal Year:  During the year ended August 31, 2011, the Company compiled the final report for the drilling program on the Las Bolas / Los Hilos property to provide a comprehensive summary to Agnico-Eagle Mines so they can properly conduct future exploration on the property.  Preliminary work also began on the Nopelera property continuing to the date hereof with a focus on mapping and sampling all outcrops, road building and rehabilitation of old adits.

Las Bolas Property

During Fiscal 2011, the Company completed its drilling program on the Las Bolas/Los Hilos property and then worked with the legal team from Agnico-Eagle Mines Limited (“Agnico”) on the final agreement for the Las Bolas property option and joint venture.  During December 2011, the Company signed the final Earn-in and Shareholders Agreement with Agnico-Eagle Mines Limited (“Agnico”) (NYSE: AEM) (TSX: AEM) for the exploration and development of the Company’s Las Bolas/Los Hilos property (see map).  Under the terms of the agreement, which is subject to conditions, including TSX-V approval, Agnico’s Mexican subsidiary has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of five years.  The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter.  Upon exercising its option, Agnico will have the right to earn an additional 20% interest by spending $4 million over another period of four years and completing a feasibility study or by spending $10 million over a longer period of eight years.  The Company views this agreement as an important milestone.

Nopalera Property

During Fiscal 2011, the Company continued fieldwork on its 100% owned Nopalera property.  Nopalera is a large claim that adjoins the Los Hilos claims on the west side.  Nopalera hosts a very large and intense alteration zone which is related to a porphyry intrusion and has a chemical trace element signature that is very similar to abutting large ore discoveries that surround the Golden Goliath claims.  This has led to the development of what is essentially an area play with three major companies, Frenillo, Peñoles and Agnico Eagle Mines Ltd. and one junior company, namely Golden Golaith Resources.

Work on Nopalera during the year included compilation and interpretation of all of the historic data on the property, as well as the construction of new access roads and the rehabilitation and sampling of several small old mine workings.  In addition, the Company purchased a new geophysical instrument (called Terraspect) that allows the identification of specific clay minerals.  Clay mineralogy is important as it distinguishes between hydrothermal alteration generated at depth by metaliferous fluids, from clay minerals formed by meteoric weathing and provides vectors for drilling.  The Company believes that Nopalera has a geologic setting, stratigraphic interval and pathfinder distribution pattern which indicates that gold mineralization may lie at depth.

The Company is pursuing an aggressive exploration program for the Nopalera claim leading to a major diamond-drilling program as soon as practicable.

Other Properties

Throughout Fiscal 2011, the Company did not perform any significant work on its other properties.  With work on the Las Bolas and Los Hilos properties being conducted by Agnico, the Company is looking forward to focusing on some of these other properties.

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

Throughout the fourth quarter The Company was involved in negotiations with Agnico-Eagle Mines Limited regarding a possible Option and Joint Venture Agreement on the Las Bolas Property.  A Letter of Intent was signed with a Mexican subsidiary of Agnico-Eagle Mines Limited in late November and was announced on December 7th.  This was a major milestone for the Company.  Under the terms of the option agreement, Agnico’s Mexican subsidiary has the right to earn a 51% interest in the Las Bolas and Los Hilos properties by spending $5,000,000 on the properties over a period of five years.  The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter.  Upon exercising its option, Agnico will have the right to earn an additional 20% interest by completing a feasibility study or by spending an additional $10,000,000 over another period of five years.  A comprehensive Earn-In and Shareholders Agreement between the Company and Agnico-Eagle Mines Limited was signed on 12/8/2011 to formalize the above mentioned agreement.

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

In the Summer 2009, the Company also identified a new mineralized trend on the east side of the Las Bolas property that runs in a near north-south direction, crossing the other three main trends.  The new trend, called Filo do Oro also has old workings and has a higher gold ratio than the most of the mineralization in the workings further west.  This cross cutting trend contains gold/silver veins as well as disseminated mineralization, suggesting good potential for a bulk mineable gold/silver deposit with high grade feeder veins running through it.  Filo de Oro is open in all directions and has a higher gold ratio.

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

Golden Goliath entered into an option/joint venture agreement with Comstock in 2007 on the Company’s Corona and El Chamizal claims. The agreement provides that Comstock can earn up to a 75% interest in these properties through cash and share payments, work expenditures and completing a positive feasibility study.  Since entering the agreement Comstock has completed various work programs spending in excess of $350,000.  The encouraging results have allowed Comstock to complete a transaction to become a publicly traded company. This was done by an amalgamation with Tectonic Minerals Corporation ("Tectonic"). Shareholders can obtain detailed exploration results on sedar under Tectonic’s profile.  Details of the amalgamation were announced by Tectonic on February 3, 2011.  In summary, the transaction has resulted in Tectonic acquiring all of the issued and outstanding shares of Comstock through a "three-cornered" amalgamation, whereby a wholly owned subsidiary of Tectonic amalgamated with Comstock. Through the amalgamation, shareholders of Comstock received 39,213,682 shares of Tectonic (includes shares issued pursuant to a brokered private placement of 8,750,000 units at a price of $0.20 per unit, for gross proceeds of $1.75 million), and the resulting amalgamated company, possessing the assets and business of Comstock, became Tectonic's wholly owned operating subsidiary.  The Company has been advised by Tectonic it will commence the next phase of exploration work on Golden Goliath’s Corona and Chamizal properties this Fall. Their proposed work program includes up to 1,000 metres of diamond drilling on the Corona property.  In order to exercise the El Chamizal Option Tectonic shall spend $200,000 in work expenditures in respect to the El Chamizal Property over a period of three (3) years or less and also issue a total of 150,000 shares of Tectonic to GNG over three (3) years or less. 25,000 shares to be issued on listing on a stock exchange, 50,000 shares on or before the date which is 12 months from the date of listing on a stock exchange and 75,000 shares on or before the date which is 24 months from listing on a stock exchange. Upon Tectonic earning its 60% interest in the El Chamizal Property, Tectonic shall thereafter have the further right and option to earn an additional 15% interest by completing a positive bankable feasibility study, as that term is generally defined in the mining industry, by December 31, 2017.

On December 13, 2011, the Company announced that it has signed the final Earn-in and Shareholders Agreement with a Mexican subsidiary of Agnico-Eagle Mines Limited (“Agnico”) (NYSE: AEM) (TSX: AEM) for the exploration and development of the Company’s Las Bolas/Los Hilos property.  Under the terms of the agreement, which is subject to conditions, including TSX-V approval, Agnico’s Mexican subsidiary has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of five years.  The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter.  Upon exercising its option, Agnico will have the right to earn an additional 20% interest by spending $4 million over another period of four years and completing a feasibility study or by spending $10 million over a longer period of eight years.  Agnico is Golden Goliath’s second largest shareholder, owning just over 9% of the Company’s stock and is also represented on the Company’s Board of Directors. Golden Goliath’s largest shareholder is Sprott Asset Management, which owns more than 19% of the Company’s stock.  The Las Bolas/Los Hilos property is located within the Uruachic mining camp, approximately 65 km south of Agnico’s Pinos Altos mine and about 170 km southeast of Grayd Resources’ India project. Grayd Resources is currently being acquired by Agnico.

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

La Lluvia
La Reforma
San Timoteo 2
San Timoteo
Las Trojas
Nueva Union
Oro Leon
Bufalo A
Bufalo B

Los Hilos/Las Bolas Property.  The Las Bolas property comprises seven claims totaling 656.76 hectares: Los Hilos, Los Hilos II, Los Hilos II Frac.1, Mina de Las Bolas, Don Lazaro, El Manto, Ampliation La Verde.  In December 2011, the Company signed an Option Agreement with Agnico-Eagle Minerals Ltd., whereby they could acquire a 51% interest by expending $5,000,000 on the property over five years.  Upon exercising its option, Agnico will have the right to earn an additional 20% interest by spending $4 million over another period of four years and completing a feasibility study or by spending $10 million over a longer period of eight years.

Uruachic
Mina Las Bolas
El Manto
Los Hilos 2
Los Hilos
Ampl. La Verdel
Las Bolas
Todos Santos
Don Lazaro
E-6841
El Bufalo fr.1

Nopalera Property.  The Nopalera property comprises three claims totaling 1,308.65 hectares; Nopalera, Nopalera II and La Flor Del Trigo.

Oteros Property.  The Oteros property is comprised of three claims totaling 1,130.00 hectares: oteros, Esperanza and Bufalo R2.

Corona Property.  The Corona property consists of six claims that total 850 hectares (2,100 acres): Corona, Corona II, Corona III, Corona Norte, Corona Sur and La Esperanza. Corona along with the El Chamizal property have been optioned to Comstock Capital.  In May 2007 and amended October 2007 and June 2010, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 and 150,000 shares respectively to the Company over a period of three years from when the company lists its shares on a stock exchange.  Comstock Metals Ltd. listed on the TSX Venture Exchange in August 2011.  Once Comstock Capital has earned its interest a joint venture will be formed.

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

In May 2007 and amended April 2011, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 400,000 (150,000 shares received) and 150,000 (25,000 shares received) shares respectively to the Company over a period of two years.  In order to keep the option in good standing, the optionee must also pay $50,000 (received) and issue 200,000 shares to the Company (received).

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
LEGEND
Exploration Area
Active Mine

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 8/31/2011, 8/31/2010, and 8/31/2009 should be read in conjunction with the financial statements of the Company and the notes thereto.

Selected Annual Data

	Year Ended August 31 2011	Year Ended August 31 2010	Year Ended August 31 2009
Sales Revenue	$0	$0	$0
Net Income (loss)	($1,021,160)	($1,412,984)	($2,196,183)
Basic and Diluted (loss) EPS	($0.01)	($0.02)	($0.04)
Weighted Avg. No. Shares Outstanding	85,749,549	72,302,874	60,934,037
Working Capital	$2,713,392	$1,808,507	$712,378
Mineral Property Interests	$8,981,467	$8,089,730	$7,342,303
Shareholders Equity	$11,848,681	$10,029,855	$8,156,342
Total Assets	$12,022,608	$10,232,227	$8,222,221

Summary of Quarterly Results

Net (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2011	($175,537)	($277,529)	($205,464)	($363,630)
Fiscal 2010	($186,412)	($262,720)	($689,696)	($274,156)
Fiscal 2009	($182,506)	($260,255)	($184,103)	($1,569,319)

EPS (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2011	($0.01)	($0.01)	($0.00)	($0.01)
Fiscal 2010	($0.00)	($0.00)	($0.01)	($0.01)
Fiscal 2009	($0.00)	($0.00)	($0.00)	($0.04)

Exploration efforts are conducted year-round and administrative/general expenses are generally not seasonal.  The higher fourth quarter losses in Fiscal 2011 primarily related to year-end write downs of mineral property exploration costs of $118,769 compared to nil in the prior three quarter and $74,298 in 2010.  The higher fourth quarter losses in Fiscal 2009 primarily related to year-end write-downs of mineral properties.

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

Fiscal 2011 Ended August 31, 2011 vs. Fiscal 2010

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

Results from Operations

For the year ending August 31, 2011, the Company incurred a net loss $1,021,160 compared to $1,412,984 for Fiscal 2010.  In the fourth quarter the Company incurred a net loss of $362,630 compared to a net loss of $205,464 during the third.  The significant differences between these periods include:

a.

A write down of mineral property exploration costs of $118,769 in the fourth quarter of 2011 compared to nil in the prior three quarter and $74,298 in 2010.

b.

Stock based compensation fees were nil in 2011 compared to $492,137 in 2010.  The Company granted no stock options in Fiscal 2011.  While the Company granted the 2010 options at a premium to the market price, these charges are a result of mandatory accounting practices that require a calculation using the Black-Scholes option valuation model to expense stock options.  As volatility is one variable in the calculation of this non cash charge, the large volatility of junior mining stocks has resulted in a large value to be expensed for stock options.

c.

An increase in cash over last year is a result of the exercise of warrants early in Fiscal 2011 bringing in approximately $2.7 million.

d.

Revenue was higher in the fourth quarter of Fiscal 2011 due to the receipt of option payments totaling $55,843 consisting of cash and shares for the Corona and El Chamizal option agreements.

e.

Consulting fees increased $27,313 during this year compared to last year due to the Company retaining corporate development expertise.

f.

Professional fees, transfer agent fees and filing fees were all less this past year as a result of the costs associated with a private placement in Fiscal 2010.

g.

Wages and benefits were higher this year compared to last due to the hiring of local labor in Uruachic.

Liquidity and Capital Resources

As of August 31, 2011, deferred mineral property exploration costs totalled $8,646,694 compared to $7,754,997 at August 31, 2010.  During the year, the Company incurred a total of $1,079,756 in exploration expenditures including $217,084 on assaying, $266,099 on drilling and $47,340 doing geology and mapping mainly on its Las Bolas/Los Hilos properties and Nopalera.  $377,349 of facilities and other in deferred exploration costs included such expenses as core boxes, rental of a core shack, water truck and other preparatory work for the drill program.

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.  The Company had working capital of $2,713,392 at August 31, 2011 compared to $1,808,507 at August 31, 2010.  The Company’s cash and short-term investment position at August 31, 2011 was $2,736,606.  During Fiscal 2011, 10,885,942 warrants from a Fiscal 2010 private placement were exercised, raising $2,721,486.

Cash Used by Fiscal 2011 Operating Activities totaled ($886,053), including the ($1,011,785) Net Loss.  Significant adjustments included: $118,769 writedown of mineral properties and ($19,091) in changes in non-cash working capital balances related to operations”.  Cash Used by Fiscal 2011 Investing Activities was ($1,925,203), including: ($3,800,000) paid for “purchase of short-term investments”; $3,000,000 received from “redemption of short-term investments); and ($1,100,965) paid for “expenditures on mineral properties”.  Cash provided from Fiscal 2011 Financing Activities was $2,839,986, primarily from the aforementioned exercise of warrants and stock options.

Fiscal 2010 Ended August 31, 2010 vs. Fiscal 2009

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

Liquidity and Capital Resources

As of August 31, 2010, deferred mineral property exploration costs totalled $7,754,997 compared to $7,007,530 at August 31, 2009.  During the year, the Company incurred a total of $821,765 in exploration expenditures including $133,373 on assaying, $135,984 on drilling and $110,343 doing geology and mapping mainly on its Las Bolas/Los Hilos properties. $287,201 of facilities and other in deferred exploration costs included such expenses as core boxes, rental of a core shack and other preparatory work for the drill program.

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.  The Company had working capital of $1,808,507 at August 31, 2010 compared to $712,378 at August 31, 2009.  The Company’s cash and short-term investment position at August 31, 2010 was $1,896,644.  In January and February 2010 the Company completed a private placement of 19,721,466 units at a price of $0.15 per unit for gross proceeds of $2,958,220. Each unit consisted of one common share and one half of one share purchase with each whole warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.25.  Once resale restrictions on the shares have expired and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice (in writing to warrant holders and via a news release). Total finder’s fees of $163,860 were paid and 1,084,400 agent’s warrants having the same terms as the warrants under the units was paid.

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

d.

stock-based compensation charge of $57,507 in FY2009 compared to $122,780 in the prior year which are non-cash based charges and are a result of accounting practices which require a calculation using the Black-Scholes option valuation model to expense stock options.  The lower charges the prior year was a result of issuing less options during that year.

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

5.C.  Research and Development, Patents and Licenses, Trademarks, etc.

5.D.  Trend Information

No Disclosure Necessary.

5.E.  Off-Balance Sheet Arrangements

At 8/31/2011 and 8/31/2010, the Company had no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company has no “hard” contractual obligations at 01/31/2012.  However, under certain of its property acquisition agreements, the Company is committed to expend funds on exploration and/or make cash option payments and/or issue common shares to maintain or complete its option arrangements.  The Company is required to pay approximately $60,000 in taxes each year to the Mexican government for its mineral exploration properties.

5.G.  Safe harbor.

      --- No Disclosure Necessary ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3 Directors and Senior Management January 31, 2012

Name	Positions	Age	Date First Elected or Appointed
Ing. Daniel N. Fernandez (2)	Director	70	June 1998
Richard W. Hughes	Director	78	June 1998
Robin Bruce Hutchison	Director	55	December 2000
Marc Legault	Director	51	January 2006
Stephen Pearce (1)(3)	Director/CFO/Secretary	41	December 2000
Andrew Robertson (1)	Director	67	December 1998
Edward K. Sorbara (1)	Director	67	June 1998
J. Paul Sorbara (2)	Director/CEO/President	58	February 1997
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

Position	Issuer	Exchange	Since
Director/President	Abitibi Mining Corp.	NEX	1983
Director	Amador Gold Corp.	TSX.V	2002
Director	Fortune River Resources Corp.	TSX.V	2002
Director	Genco Resources Ltd.	TSX.V	2004
Director	Klondike Gold Corp.	TSX.V	1985
Director	Klondike Silver Corp.	TSX.V	2005
Director	Kootenay Gold Inc.	TSX.V	2005
Director	Tiomin Resources Inc.	TSX.V	1997
Director/President	Sedex Mining Corp.	TSX.V	1980
Director/President	Zinccorp Resources Inc.	TSX.V	2008

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

Stephen Pearce has been the Corporate Secretary of the Company since 12/11/2000 and CFO and a Director of the Company since 1/26/2006.  He was graduated from York University in 1993 with a degree in Economics.  He received his law degree from the University of British Columbia in 1996.  He is an attorney specializing in junior mining companies.  Mr. Pearce serves as a Director and/or Corporate Secretary of the following TSX Venture Exchange listed companies: Neodym Technologies Inc. (since 2001); and Sable Resources Ltd. (since 2003), Sunorca Development Corporation (since 2008).  As a director of the Company, Mr. Pearce participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

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

J. Paul Sorbara has been the President and CEO of the Company since 2/5/1997 and a Director of the Company since 5/10/1998.  He is a graduate of the University of Toronto where he received a Bachelor of Science Degree in 1976 and a Master of Science Degree in 1979.  He received the designation of Professional Geologist in 1991 from the Association of Professional Engineers and Geoscientists in British Columbia; and in 1985 the Geological Association of Canada awarded him the designation of Fellow of the Geological Association of Canada.  He also serves as the President of Minera Delta S.A. de C.V., a wholly owned subsidiary of Golden Goliath.  He owns a consulting firm, Sorbara Geological Consulting Ltd., but devotes very little time to that company. Since January 2004, he has been a Director of Greenlight Resources Inc. Since August 2007, he has been a Director of Jiulian Resources Inc. and a director of New High Ridge Resources since 2010.  He devotes full time to his duties as the President of the Company.  As a director of the Company, Mr. Sorbara participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

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

6.B.  Compensation

Director Compensation

The Company has no formal program for compensating Directors for their service as directors.  There are no Director service contracts with the Company providing for benefits upon termination of employment.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  The Company’s directors also participate in the Company’s Stock Option Plan; during Fiscal 2011, no stock options were granted to Directors.   No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table which details Director (Richard Hughes) compensation paid/accrued for Fiscal 2011.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management/Directors during Fiscal 2011 was $263,767.  The following table details Senior Management/Director compensation paid/accrued for Fiscal 2011.

Table No. 4
Director and Senior Management Compensation
Name and principal position	Year	Salary	Share-based awards	Option-based awards	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation(3)
					Annual incentive plans	Long-term incentive plans
J. Paul Sorbara, CEO/ President (1)	2011	$120,000	NA	NA	NA	NA	NA	NA	$120,000
Stephen Pearce, CFO/Secretary	2011	$60,000	NA	NA	NA	NA	NA	NA	$60,000
Daniel Fernandez Manager of Minera Delta S.A.	2011	$41,188	NA	NA	NA	NA	NA	NA	$41,188
Richard Hughes, Director (2)	2011	NA	NA	NA	NA	NA	NA	$42,579	$42,579
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

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2011, the most recently completed fiscal year; there were 7,425,000 stock options outstanding.  During Fiscal 2011, no stock options were granted to Senior Management, Directors, and employees/ consultants; all stock options vested upon granting.  During Fiscal 2011, no SARs (stock appreciation rights) were granted.  During Fiscal 2011: 675,000 stock options were exercised; 2,050,000 expired; and none were re-priced.

Table No. 5
Stock Option Grants in Fiscal 2011 Ended 8/31/2011
Name	Number of Options Granted	Percent Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Daniel Fernandez	Nil
Richard Hughes	Nil
Robin Hutchison	Nil
Marc Legault	Nil
Stephen Pearce	Nil
Andrew Robertson	Nil
Edward Sorbara	Nil
J. Paul Sorbara	Nil
Management/Directors	Nil
Employees/Consultants	Nil
TOTAL	Nil

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During Fiscal 2011 Ended 8/31/2011, the most recently completed fiscal year, no stock options were exercised by Senior Management and/or Directors.  No SARs (stock appreciation rights) were exercised during this period.

The following table gives certain information concerning stock option exercises during Fiscal 2011 by the Company’s Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 6
Aggregated Stock Options Exercises in Fiscal 2011 Fiscal Yearend Unexercised Stock Options Fiscal Yearend Stock Option Values Senior Management/Directors
Name	Number of Shares Acquired on Exercise	Aggregate Value Realized (1)	Number of Unexercised Options at Fiscal Yearend Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Yearend (2) Exercisable/ Unexercisable
Ing. Daniel N. Fernandez	50,000	$20,000	400,000/nil	$29,250/$nil
Richard W. Hughes	Nil	Nil	325,000/nil	$36,750/$nil
Robin Hutchison	Nil	Nil	300,000/nil	$29,750/$nil
Marc Legault	Nil	Nil	175,000/nil	$13,500/$nil
Stephen Pearce	Nil	Nil	450,000/nil	$43,750/$nil
Andrew Robertson	Nil	Nil	250,000/nil	$23,250/$nil
Edward K. Sorbara	Nil	Nil	250,000/nil	$30,250/$nil
J. Paul Sorbara	Nil	Nil	1,200,000/nil	$191,000/$nil
(1) Value using the closing price of common shares of the Company on the TSX Venture Exchange on the date of exercise, less the exercise price per share.
(2) The market price for the Company’s common shares on 8/31/2011 was $0.38. No value has been given to unexercised options that were out-of-the-money on 8/31/2011.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Tables No. 4/5/6/7/8 for information about stock options.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2011 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

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

Written Management Agreements

The Company has retained Mr. Hughes through Hastings Management Corp., a company wholly owned by him.  Pursuant to administrative services provided to the Company including providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices.  Currently, he is paid approximately $3,500 per month.  The contract is on a month-to-month basis and can be terminated by either party with one month’s written notice.

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

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2011, the Board of Directors held one scheduled meeting.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholder; all but Marc Legault, Robin Hutchinson and Andrew Robinson of the directors attended the February 2011 annual shareholders meeting.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted 9/1/2006.  The current members of the Audit Committee are: Stephen Pearce, Andrew Robertson (independent), and Edward Sorbara (independent).  The Audit Committee met once during Fiscal 2011 and has met once during Fiscal 2012-to-date but regularly communicate informally throughout the year.

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

6.D.  Employees

As of 01/31/2012, the Company had fourteen full-time employees and several part-time employees/consultants, including the Senior Management; ten of these employees are directly engaged in mineral exploration/development.  As of 8/31/2011 and 8/31/2010, the Company had fourteen and eight employees, respectively, including the Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

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

Table No. 7 Shareholdings of Directors and Senior Management Shareholdings of 5% Shareholders January 31, 2012

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Sprott Asset Management (1)	11,329,878	12.3%
Common	Agnico Eagle Mines Limited (2)	6,762,000	7.3%
	5% Shareholder Subtotal	18,091,878	19.6%
Common	J. Paul Sorbara (3)	2,599,970	2.8%
Common	Daniel Fernandez (4)	2,067,000	2.2%
Common	Edward Sorbara (5)	861,625	0.9%
Common	Richard Hughes (6)	765,000	0.8%
Common	Andrew Robertson (7)	701,000	0.8%
Common	Stephen Pearce (8)	1,050,000	1.1%
Common	Robin Hutchison (9)	500,000	0.5%
Common	Marc Legault (10)	500,000	0.5%
	Directors and Senior Management Subtotal	9,044,595	9.6%
	TOTAL	27,136,473	29.2%

(1)

Sprott Asset Management is a financial institution.

Their address is:  200 Bay Street, Toronto, Ontario, Canada  M5J 2J1

The contact person is: Eric Sprott.

(2)

Agnico Eagle Mines Limited is a Canadian mining company publicly traded on the NYSE and TSX Exchange.

Their address is: 145 King Street East, Toronto, Ontario, M5C 2Y7.  The contact person is:

David Smith; VP, Investor Relations.

(3)

1,700,000 represent currently exercisable stock options.

855,500 common shares and 750,000 stock options are held indirectly through

Sorbara Geological Consulting Limited, a private company controlled by Mr. Sorbara.

(4)

1,000,000 represent currently exercisable stock options.

(5)

500,000 represent currently exercisable stock options.

(6)

500,000 represent currently exercisable stock options.

(7)

500,000 represent currently exercisable stock options.

500,000 common shares are registered in the name of

A. MacG. Robertson & Associates Inc. and A. MacG. Holdings Inc., of which

Andrew MacG. Robertson is the sole owner of all issued voting shares.

(8)

1,000,000 represent currently exercisable stock options.

(9)

500,000 represent currently exercisable stock options.

(10)

500,000 represent currently exercisable stock options.

#  Based on 92,216,445 common shares outstanding at 01/31/2012, and warrants and stock options held by each beneficial holder exercisable within sixty days.

Stock Options

Incentive stock options are granted by the Company in accordance with the rules and policies of the TSX Venture Exchange, the Business Corporations Act (British Columbia), including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted its current formal written stock option plan (the “Stock Option Plan”) on 2/5/2006 and it is renewed annually at the Company’s shareholder meeting each year.

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

Table No. 8 Stock Options Outstanding January 31, 2012

	Number of Options	Exercise Price	Date Granted	Expiration Date
J. Paul Sorbara	450,000	$0.10	12/8/2008	12/7/2013
	250,000	$0.40	7/16/2006	7/16/2012
	500,000	$0.25	5/7/2010	5/7/2015
	500,000	$0.25	12/21/2011	12/21/2016
Stephen Pearce	75,000	$0.10	12/8/2008	12/7/2013
	150,000	$0.40	7/16/2006	7/16/2012
	225,000	$0.25	5/7/2010	5/7/2015
	550,000	$0.25	12/21/2011	12/21/2016
Daniel Fernandez	50,000	$0.10	12/8/2008	12/7/2013
	175,000	$0.40	7/16/2006	7/16/2012
	225,000	$0.25	5/7/2010	5/7/2015
	600,000	$0.25	12/21/2011	12/21/2016
Richard Hughes	50,000	$0.10	12/8/2008	12/7/2013
	100,000	$0.40	7/16/2006	7/16/2012
	125,000	$0.36	6/29/2006	6/29/2011
	175,000	$0.25	5/7/2010	5/7/2015
	175,000	$0.25	12/21/2011	12/21/2016
Robin Hutchison	25,000	$0.10	12/8/2008	12/7/2013
	100,000	$0.40	7/16/2006	7/16/2012
	175,000	$0.25	5/7/2010	5/7/2015
	200,000	$0.25	12/21/2011	12/21/2016
Marc Legault	100,000	$0.40	7/16/2006	7/16/2012
	25,000	$0.10	12/8/2008	12/7/2013
	50,000	$0.25	5/7/2010	5/7/2015
	325,000	$0.25	12/21/2011	12/21/2016
Andrew Robertson	25,000	$0.10	12/8/2008	12/7/2013
	100,000	$0.40	7/16/2006	7/16/2012
	125,000	$0.25	5/7/2010	5/7/2015
	250,000	$0.25	12/21/2011	12/21/2016
Edward Sorbara	50,000	$0.10	12/8/2008	12/7/2013
	100,000	$0.40	7/16/2006	7/16/2012
	125,000	$0.25	5/7/2010	5/7/2015
	225,000	$0.25	12/21/2011	12/21/2016
Total Officers/Directors	6,375,000
Employees/Consultants/etc.	175,000	$0.10	12/8/2008	12/7/2013
	190,000	$0.35	11/26/2007	11/25/2012
	225,000	$0.40	7/16/2006	7/16/2012
	1,100,000	$0.25	5/7/2010	5/7/2015
	1,215,000	$0.25	12/21/2011	12/21/2016
TOTAL	9,280,000

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

	Common Shares Owned at 01/31/2012	Common Shares Owned at 8/31/2010	Common Shares Owned at 8/31/2009
Sprott Asset Management	11,329,878	16,043,010	8,934,868
Agnico Eagle Mines Limited	6,762,000	6,762,000	5,362,000

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 01/31/2012, the Company’s shareholders’ list showed 92,216,445 common shares outstanding, with 39 registered shareholders.  12 of these shareholders were resident in Canada, holding 86,978,106 common shares (representing about 94.3% of the issued/outstanding shares); 24 registered shareholders were resident in the United States, holding 3,828,339 common shares (representing about 4.1%); and 3 registered shareholder was resident in other countries, holding 1,410,000 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 800 “holders of record” in Canada, holding approximately 85% of the outstanding shares of the Company, and over 1,000 beneficial owners that own 100% of its common shares.

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

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides services to the Company including providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require. These costs to Hastings Management are divided between several public and private companies and not all the costs of each category is paid by any one company. As such, while most companies charge these expenses individually to the income statement the Company reduces these costs by sharing them with other companies. Hastings Management estimates the percentage of time spent on any one company in any given period and it is charged proportionately.  Richard Hughes, a Director of Golden Goliath, owns Hastings Management.  During the Fiscal 2011 Ended August 31, 2011, Hastings Management charged the Company $42,579 (2010 = $47,689) for these services.

J.Paul Sorbara’s “annual compensation” is paid to Sorbara Geological Consulting Ltd., private company owned and controlled by him.  During Fiscal 2011/2010/2009, this firm was paid $120,000, $120,000 and $120,000.

Due from Related Parties at 8/31/2011 included $90 (2010 = $21,108) due from a company controlled by a director.

During Fiscal 2011 ended August 31, 2011, the Company paid $41,188 (2010 = $40,993) in wages and benefits to Daniel Fernandez, Manager of Minera Delta S.A. and a director.

During Fiscal 2011 ended August 31, 2011, the Company paid $60,000 (2009 = $60,000) in consulting fees to Stephen Pearce, CFO/Secretary/Director.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 8/31/2010, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Fiscal 2011/2010/2009 Ended August 31st

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

Table No. 9 TSX Venture Exchange Common Shares Trading Activity Canadian Dollars

Period Ended	Volume	High	Low	Closing
Monthly
01/31/2012	2,828,281	$0.27	$0.18	$0.27
12/31/2011	2,059,800	$0.23	$0.18	$0.20
11/30/2011	1,366,400	$0.27	$0.19	$0.19
10/31/2011	2,388,500	$0.35	$0.18	$0.28
9/30/2011	1,960,900	$0.38	$0.22	$0.23
8/31/2011	2,686,700	$0.41	$0.27	$0.38
7/31/2011	2,931,600	$0.47	$0.27	$0.38
Quarterly
11/30/2011	5,738,100	$0.38	$0.18	$0.19
8/31/2011	8,132,900	$0.47	$0.24	$0.38
5/31/2011	17,866,700	$0.59	$0.30	$0.33
2/28/2011	30,317,200	$0.75	$0.21	$0.53
11/30/2010	9,458,400	$0.29	$0.19	$0.22
8/31/2010	4,679,000	$0.25	$0.15	$0.21
5/31/2010	5,617,700	$0.28	$0.16	$0.20
2/28/2010	5,600,900	$0.29	$0.14	$0.22
11/30/2009	9,052,100	$0.32	$0.14	$0.16
Yearly
8/31/2011	62,054,900	$0.75	$0.18	$0.38
8/31/2010	24,849,700	$0.32	$0.14	$0.21
8/31/2009	19,670,900	$0.18	$0.04	$0.13
8/31/2008	12,113,700	$0.45	$0.13	$0.15
8/31/2007	13,298,900	$0.49	$0.24	$0.29

The Company’s common shares began trading on the Berlin Stock Exchange on 4/23/2004, with the trading symbol of “GGZ.BE”.  Total volume through 01/31/2012 was 127,500.  Prices ranged from euro$0.02 to euro$0.51; the closing price on 01/31/2012 was euro$0.14; no trades during FY2010-FY2011.

The Company’s common shares began trading on the Frankfurt Stock Exchange on 1/14/2004, with the trading symbol of “GGZ.F”.  Total volume through 01/31/2012 was 12,493,500.  Prices ranged from euro$0.01 to euro$0.50; the closing price on 01/31/2012 was euro$0.12.

The Company’s common shares began trading on the Munich-Stock Exchange on 1/17/2006, with the trading symbol of “GGZ.MU”.  Total volume through 01/31/2012 was 2,830,300.  Prices ranged from euro$0.01 to euro$0.47; the closing price on 01/31/2012 was euro$0.15.

The Company’s common shares began trading on the Stuggart Stock Exchange in Europe on 1/18/2011, with the trading symbol of “GGZ.SG”.  Total volume through 01/31/2012 was 533,800.  Prices ranged from euro$0.12 o euro$0.48; the closing price on 01/31/2012 was euro$0.14.

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

Warrants

As of 01/31/2012, no share purchase warrants were outstanding.

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

10.C.  Material Contracts

a.

Earn-In and Shareholders Agreement with Agnico-Eagle Mines Limited, for the exploration and development of the Company’s Las Bolas and Los Hilos properties, dated 12/8/2011.

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

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of two independent directors and the CFO/Secretary, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

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

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2011 Ended 8/31/2011	Fiscal 2010 Ended 8/31/2010
Audit Fees	$32,900	$33,000
Audit-Related Fees	$nil	$nil
Tax Fees	$1,250	$7,650
All Other Fees	$nil	$nil
TOTAL	$34,150	$40,600

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

Audited Financial

    Auditor's Report, dated 12/14/2011

    Consolidated Balance Sheets at 8/31/2011 and 8/31/2010

    Consolidated Statements of Operations and Deficit

      for the years ended 8/31/2011, 8/31/2010, and 8/31/2009

    Consolidated Statements of Cash Flows

      for the years ended 8/31/2011, 8/31/2010, and 8/31/2009

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of

Golden Goliath Resources Ltd.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Golden Goliath Resources Ltd., which comprise the consolidated balance sheets as at August 31, 2011 and 2010 and the consolidated statements of loss and comprehensive loss, cash flows, and shareholders’ equity for each of the years in the three-year period ended August 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Golden Goliath Resources Ltd. as at August 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2011 in accordance with Canadian generally accepted accounting principles.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Vancouver, Canada	“Morgan & Company”

December 14, 2011	Chartered Accountants

Tel: (604) 687 – 5841 Fax: (604) 687 – 0075 www.morgan-cas.com	MEMBER OF	P.O. Box 10007 Pacific Centre Suite 1488 – 700 West Georgia Street Vancouver, BC V7Y 1A1

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	AUGUST 31
	2011	2010

ASSETS

Current
Cash	$275,374	$246,644
Short term investments (Note 3)	2,461,232	1,650,000
Marketable securities (Note 4)	65,625	-
Accounts receivable (Note 5)	17,257	34,042
Due from related parties (Note 11)	90	21,108
Prepaid expenses	9,741	22,085
	2,829,319	1,973,879

VAT Recoverable	70,574	40,018
Exploration Advances	-	35,496
Mineral Property Acquisition Costs (Note 6)	334,773	334,773
Mineral Property Exploration Costs (Note 6)	8,646,694	7,754,997
Property and Equipment (Note 7)	141,248	93,064

	$12,022,608	$10,232,227

LIABILITIES

Current
Accounts payable and accrued liabilities	$115,927	$165,372
Employment Benefit Obligations	58,000	37,000
	173,927	202,372

SHAREHOLDERS’ EQUITY

Share Capital (Note 8)	24,848,652	21,928,143
Contributed Surplus (Note 8)	1,980,798	2,061,321
Accumulated Other Comprehensive Loss	(9,375)	-
Deficit	(14,971,394)	(13,959,609)
	11,848,681	10,029,855

	$12,022,608	$10,232,227

Approved on behalf of the Board of Directors:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

The accompanying notes are an integral part of these financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS

AND COMPREHENSIVE LOSS

 (Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2011	2010	2009
Expenses
Amortization	$26,054	$22,016	$23,800
Automobile	2,823	3,121	3,288
Consulting (Note 11(d))	191,928	164,615	68,346
Foreign exchange loss	22,130	14,584	36,485
Investor relations	38,242	46,972	34,050
Management fees (Note 11(a))	120,000	120,000	120,000
Office and general (Note 11(c))	111,504	74,159	61,417
Professional fees	64,958	73,550	72,433
Rent and utilities	44,595	56,666	59,013
Transfer agent and filing fees	16,747	34,758	15,043
Travel	34,314	17,308	43,260
Stock based compensation	-	492,137	57,507
Wages and benefits (Note 11(b))	293,195	231,240	189,846
Loss Before Other Income (Expense)	(966,490)	(1,351,126)	(784,488)

Other Income (Expense)
Gain on sale of equipment	-	-	2,302
Property option payments received	55,843	-	-
Write down of mineral property exploration costs	(118,769)	(74,298)	(1,435,660)
Sales taxes recovery	-	-	3,469
Interest income	17,631	12,440	18,194
Net Loss For The Year	(1,011,785)	(1,412,984)	(2,196,183)

Other Comprehensive Loss
Unrealized loss on marketable securities	(9,375)	-	-

Comprehensive Loss For The Year	$(1,021,160)	$(1,412,984)	$(2,196,183)

Loss Per Share – Basic and Diluted	$(0.01)	$(0.02)	$(0.04)

Weighted Average Number Of Shares Outstanding – Basic and diluted	85,749,549	72,302,874	60,934,037

The accompanying notes are an integral part of these financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

 (Expressed in Canadian Dollars)

	COMMON SHARES WITHOUT PAR VALUE
	SHARES	AMOUNT	CONTRIBUTED SURPLUS	DEFICIT	ACCUMULATED OTHER COMPREHENSIVE LOSS	SHAREHOLDERS’ EQUITY
Balance, August 31, 2008	60,934,037	$19,133,783	$1,511,677	$(10,350,442)	$-	$10,295,018
Stock options granted	-	-	57,507	-	-	57,507
Loss for the year	-	-	-	(2,196,183)	-	(2,196,183)
Balance, August 31, 2009	60,934,037	19,133,783	1,569,184	(12,546,625)	-	8,156,342
Shares issue for Private placement	19,721,466	2,958,220	-	-	-	2,958,220
Share issue cost	-	(279,524)	-	-	-	(279,524)
Fair value of agent’s warrants	-	115,664	-	-	-	115,664
Stock options granted	-	-	492,137	-	-	492,137
Loss for the year	-	-	-	(1,412,984)	-	(1,412,984)
Balance, August 31, 2010	80,655,503	21,928,143	2,061,321	(13,959,609)	-	10,029,855
Stock options exercised	675,000	118,500	-	-	-	118,500
Fair value of options allocated to shares on exercise	-	80,523	(80,523)	-	--	-
Warrants exercised	10,885,942	2,721,486	-	-	-	2,721,486
Other comprehensive loss	-	-	-	-	(9,375)	(9,375)
Loss for the year	-	-	-	(1,011,785)	-	(1,011,785)
Balance, August 31, 2011	92,216,445	$24,848,652	$1,980,798	$(14,971,394)	$(9,375)	$11,848,681

The accompanying notes are an integral part of these financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2011	2010	2009

Cash Provided By (Used For)

Operating Activities
Net loss for the year	$(1,011,785)	$(1,412,984)	$(2,196,183)
Items not affecting cash:
Amortization	26,054	22,016	23,800
Gain on sale of equipment	-	-	(2,302)
Stock based compensation	-	492,137	57,507
Unrealized foreign exchange loss	-	-	(2,036)
Write down of mineral property exploration costs	118,769	74,298	1,435,660
Change in non-cash operating assets and liabilities:
Accounts receivable and VAT recoverable	(25,003)	90,267	12,849
Due from related parties	21,018	(21,108)	-
Prepaid expenses	12,344	(8,936)	13,341
Accounts payable and accrued liabilities	(48,450)	43,226	(43,760)
Employment benefit obligations	21,000	11,000	(20,000)
	(886,053)	(710,084)	(721,124)
Investing Activities
Exploration advances	-	(35,496)	-
Expenditures on mineral properties	(1,100,965)	(716,037)	(1,365,900)
Purchase of short term investments	(3,800,000)	(2,500,000)	-
Proceeds from redemption of short term investments	3,000,000	1,255,000	2,153,945
Purchase of property and equipment	(74,238)	(10,880)	(22,247)
Mineral property option payments received	50,000	-	-
Proceeds from sale of equipment	-	-	5,276
	(1,925,203)	(2,007,413)	771,074
Financing Activities
Share issuances for cash	2,839,986	2,958,220	-
Share issue costs	-	(163,860)	-
	2,839,986	2,794,360	-

Increase In Cash	28,730	76,863	49,950

Cash, Beginning of Year	246,644	169,781	119,831

Cash, End Of Year	$275,374	$246,644	$169,781

Supplementary Cash Flow Disclosure And Non-Cash Investing and Financing Activities:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-
Shares received for mineral property interest	$75,000	$-	$-
Warrants issued for agent’s commission	$-	$115,664	$-

The accompanying notes are an integral part of these financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Golden Goliath Resources Ltd. (the “Company”) is incorporated under the Business Corporations Act of British Columbia.  The Company is a public company listed on the TSX Venture Exchange (the “TSX.V”), trading under the symbol “GNG”.

The Company is in the process of exploring and developing its Mexican resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties and related deferred exploration expenditures are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.  Managements’ plan in this regard is to secure additional funds through future equity financings, which either may not be available or may not be available on reasonable terms.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. Management is confident that the outcome of these matters will be positive. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Sections 3862 and 3863 establish standards for disclosure and presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them (Note 9).  Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item. The Company does not have any hedge transactions.

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

The Company has made the following designations of its financial instruments:  cash and short-term investments as held-for-trading; marketable securities as available for sale (Level 1); accounts receivable, amounts due from related parties and exploration advances as loans and receivables and accounts payable and accrued liabilities and employee benefits obligations as other financial liabilities.  The carrying values of the Company’s financial investments, other than its available for sale securities, were a reasonable approximation of fair value.  The Company has determined that no adjustments are currently required for transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.

Disclosures about the inputs to financial instrument fair value measurements are made within a hierarchy that prioritizes the inputs to fair value measurement.

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

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

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

h)

Equipment

Equipment is recorded at cost and amortized on a straight-line basis over their estimated useful lives at the following rates:

Equipment	10% - 30%
Vehicles	25%

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

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

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

As of August 31, 2011, the Company had determined that there were no significant legal obligations for reclamation and remediation costs.  The Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates.  Changes in estimates are accounted for prospectively from the period estimates are revised.

l)

Share Capital

i)

Non-monetary consideration – The fair value of the shares issued is based on the trading price of those shares on the TSX.V on the grant date determined by the Board of Directors. Agent’s warrants, stock options and other equity instruments issued in non-monetary transactions are recorded at fair value determined by management using the Black-Scholes option pricing model. Proceeds from unit placements are allocated between shares and warrants using the residual method.

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)

Share Capital (Continued)

iii)

Share issuance costs – Costs directly identifiable with the raising of share capital financing are charged against share capital.  Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets.  Share issuance costs related to uncompleted share subscriptions are charged to operations.

(m)

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

o)

Future Accounting Pronouncements Not Yet Adopted

i)   Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interests, which together replace Handbook Section 1600, Consolidated Financial Statements.  These two sections are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  Handbook Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statement.  The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new sections also require non-controlling interests to be presented as a separate component of shareholders’ equity.

Under Handbook Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

2.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

o)

Future Accounting Pronouncements Not Yet Adopted (Continued)

ii)   Business Combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to International Financial Reporting Standards (“IFRS”) 3R, Business Combinations (January 2008).  The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.  The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% of the equity interest in the acquiree is owned at the acquisition date.

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date.  Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.  Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting.  Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

These sections apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Earlier adoption is permitted.  This new section will only have an impact on consolidated financial statements for future acquisitions that may be made in periods subsequent to the date of adoption.

iii)

International Financial Reporting Standards (“IFRS”)

Canada’s Accounting Standards Board ratified a plan that will result in Canadian GAAP being converged with International Financial Reporting Standards (“IFRS”) by 2011.  Management has performed a preliminary analysis and highlighted areas where its current Canadian accounting practices differ from IFRS.  No significant impact to the Company’s financial statements is expected.

p)

Comparative Figures

Certain of the prior year’s comparative figures have been reclassified to conform to the current year’s presentation.

3.

SHORT-TERM INVESTMENTS

As at August 31, 2011, short–term investments in the amount of $2,461,232 (2010 - $1,650,000) were comprised of investments in Canadian guaranteed investment certificates maturing $1,850,000 on April 4, 2012 and $600,000 on May 14, 2012 with accrued interest of $11,232 and effective interest rates of 1.2% (2010 – 0.8%).

4.

MARKETABLE SECURITIES

Available for sale securities consist of 375,000 common shares of Comstock Metals Ltd., a publicly traded company, with a fair value of $65,625.

Available-for-sale securities are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the investment is derecognized or impaired at which time the gain (loss) would be recorded in net income.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

5.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	2011	2010

Sales taxes recoverable	$ 16,183	$ 13,248
Interest receivable	-	6,582
Other receivable	1,074	14,212
	$ 17,257	$ 34,042

6.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

Detailed exploration expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 16. Property payments made on the Company’s mineral property interests during the years ended August 31, 2011, 2010 and 2009 are included in the property descriptions below.

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

In April 2007, the Company signed an agreement to acquire the Todos los Santos 50 hectare mining concession for approximately $25,000. As of August 31, 2011 the Company had paid $9,754 to bring the property into good standing with the Mexican authorities, a total of $15,000 to complete the acquisition and incurred $7,921 in expenditures on the property.

In May 2007 and amended April 2011, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 400,000 (150,000 shares received) and 150,000 (25,000 shares received) shares respectively to the Company over a period of two years. In order to keep the option in good standing, the optionee must also pay $50,000 (received) and issue 200,000 shares to the company (received).

During the year ended August 31, 2011, $118,769 (2010 - $74,298; 2009 - $1,435,660) in deferred expenditures related to certain mineral claims were written off.  While the Company will continue to hold these claims, management currently do not view them as priorities and intends to conduct limited exploration activities on these claims in the next year.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

7.     PROPERTY AND EQUIPMENT

	2011
		ACCUMULATED
	COST	AMORTIZATION	NET

Equipment	$146,041	54,823	91,218
Vehicles	101,610	70,497	31,113
Land	18,917	-	18,917
	$266,568	125,320	141,248

	2010
		ACCUMULATED
	COST	AMORTIZATION	NET

Equipment	$81,996	42,187	39,809
Vehicles	91,416	57,078	34,338
Land	18,917	-	18,917

	$192,329	99,265	93,064

8.

SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

As at August 31, 2011, the Company had 92,216,445 (2010 – 80,655,503) common shares issued and fully paid.

During the year ended August 31, 2010, the Company completed:

a)  a non-brokered private placement of 12,641,466 units at a price of $0.15 per unit. Each unit consisted of one share and one half of one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.25 for each warrant.

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

b)  a non-brokered private placement of 7,080,000 units at a price of $0.15 per unit. Each unit consisted of one share and one half of one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.25 for each warrant.

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

Warrants

As at August 31, 2011, there were NIL (2010 – 10,945,133) share purchase warrants outstanding.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (Continued)

Warrants (Continued)

A summary of changes in share purchase warrants is presented below:

	NUMBER OF	EXERCISE
	WARRANTS	PRICE
Outstanding and exercisable at August 31, 2009	-	-
Warrants granted	10,945,133	$0.25
Outstanding and exercisable at August 31, 2010	10,945,133	$0.25
Warrants exercised	(10,885,942)	$0.25
Warrants expired	(59,191)	$0.25
Outstanding and exercisable at August 31, 2011	-	-

Stock Options

During the year ended on August 31, 2011, no stock options were granted to directors and employees of the Company.

On May 7, 2010, the Company granted 2,325,000 incentive stock options to directors and employees of the Company and 375,000 incentive stock options to consultants of the Company, at a price of $0.25 per share, exercisable for a period of five years.

In December 2008, the Company granted 925,000 incentive stock options to directors and employees of the Company, at a price of $0.10 per share, exercisable for a period of five years.

On April 24, 2009, the Company granted 225,000 incentive stock options to Consultants of the Company, 75,000 at a price of $0.10 per share and 150,000 at a price of $0.12 per share, exercisable for a period of five years.

Stock based compensation on options granted during the year ended August 31, 2010 amounted to $492,137 (2009 - $57,507). The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 2.55%  (2009 – 1.60%) dividend yield of nil, volatility factor of 103% (2009 – 107%), and a weighted average expected life of the options of 5 years.

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, August 31, 2009	5,470,000	$ 0.31
Expired	(515,000)	0.30
Granted	2,700,000	0.25
Cancelled	(230,000)	0.35
Balance, August 31, 2010	7,425,000	$ 0.29
Expired	(2,050,000)	0.36
Exercised	(675,000)	0.18
Balance, August 31, 2011	4,700,000	$ 0.27

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (Continued)

Stock Options (Continued)

The following summarizes information about stock options outstanding at August 31, 2011:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	WEIGHTED			WEIGHTED
	AVERAGE	WEIGHTED		AVERAGE	WEIGHTED
NUMBER	REMAINING	AVERAGE	NUMBER	REMAINING	AVERAGE
OF	CONTRACTUAL	EXERCISE	OF	CONTRACTUAL	EXERCISE
OPTIONS	LIFE	PRICE	OPTIONS	LIFE	PRICE

4,700,000	2.63 years	$ 0.27	4,700,000	2.63 years	$ 0.27

9.

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

Credit Risk

The Company is primarily exposed to credit risk on its bank accounts.  Credit risk exposure is limited by placing its cash with high-credit quality financial institutions in Canada.

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

Foreign Currency Risk

The Company has operations in Canada and Mexico subject to foreign currency fluctuations.  The Company’s operating expenses are incurred in Canadian dollars and Mexican pesos, and the fluctuation of the Canadian dollar in relation to the Mexican peso will have an impact upon the results of operations of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

9.

FINANCIAL INSTRUMENTS (Continued)

       Foreign Currency Risk (continued)

Financial assets and liabilities denominated in currencies other than the Canadian dollar were as follows:

AUGUST 31, 2011
	Financial	Financial
	Assets	Liabilities

Mexican Peso	$ 129,865	$ 114,233

Based on the above net exposures at August 31, 2011, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian Dollar against the Mexican Peso would have resulted in an increase/decrease of $1,500 in the Company’s loss from operations.

Interest Rate Risk

As at August 31, 2011, the Company has no significant exposure to interest rate risk through its financial instruments.

10.

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

11.    RELATED PARTY TRANSACTIONS

a)

During the year ended August 31, 2011, the Company paid $120,000 (2010 and 2009 - $120,000) as management fees for geological and management services to a company controlled by a director.

b)

During the year ended August 31, 2011, the Company paid $41,188 (2010 - $40,993, 2009 - $44,020) in wages and benefits to a director.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

11.    RELATED PARTY TRANSACTIONS

c)

During the year ended August 31, 2011, the Company paid $42,579 (2010 - $47,689, 2009 - $53,330) in respect of corporate office and administration and other costs to a management company controlled by a director of the Company.

d)

During the year ended August 31, 2011, the Company paid $60,000 (2010 and 2009 - $60,000) in consulting fees to a director of the Company.

e)

Due from related parties consist of $90 (2010 - $21,108, 2009 - $Nil) due from companies controlled by a director. Accounts receivable include $86 (2010 - $575) due from a director. Accounts payable and accrued liabilities include $4,084 (2010 - $Nil) due to a director and officer.

12.  INCOME TAXES

The Company is subject to income taxes on its unconsolidated financial statements in Canada and Mexico.  The consolidated provision for income taxes varies from the amount that would be computed from applying the combined statutory income tax rates to the net loss before taxes were approximately as follows:

	2011	2010

Combined statutory tax rate	27%	29%

Expected income tax recovery	$ (273,000)	$(410,000)
Non-deductible differences	-	143,000
Future Income tax expense resulting from change in tax rate	68,000	(141,000)
Effect of changes in tax rate	(13,000)	(3,000)
Tax benefits not recognized	218,000	411,000
Income tax provision	$ -	$-

The significant components of the Company’s future income tax assets were approximately as follows:

	2011	2010

Capital assets	$ 27,000	$19,000
Mineral properties	642,000	770,000
Losses available for future periods	2,597,000	2,440,000
Share issue costs	25,000	39,000
Valuation allowance	(3,291,000)	(3,268,000)
Net future income tax asset	$ -	$-

The Company has Canadian and Mexican non-capital losses of approximately $9,921,000 which may be carried forward and applied against taxable income in future years.  These losses expire as follows:

CANADA		MEXICO

2014	$354,000	2012	$1,030,000
2015	362,000	2013	1,074,000
2026	404,000	2014	424,000
2027	535,000	2015	124,000
2028	530,000	2016	219,000
2029	515,000	2017	1,512,000
2030	667,000	2018	192,000
2031	610,000	2019	215,000
		2020	241,000
		2021	313,000

	$3,977,000		$5,344,000

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

13.    SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration.  All mineral properties are located in Mexico.  All option proceeds are attributable to the Mexican mineral properties. Assets by geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL

August 31, 2011

Current assets	$2,774,028	$55,291	$2,829,319
Equipment	$64,236	$77,012	$141,248
Mineral property costs	$-	$8,981,467	$8,981,467
Total assets	$2,838,264	$9,184,344	$12,022,608
Interest income	$17,625	$6	$17,631
Net loss	$562,286	$449,499	$1,011,785

August 31, 2010

Current assets	$1,942,553	$31,326	$1,973,879
Equipment	$10,656	$82,407	$93,064
Exploration advances	$-	$35,496	$35,496
Mineral property costs	$-	$8,089,770	$8,089,770
Total assets	$1,953,210	$8,279,017	$10,232,227
Interest income	$12,440	$-	$12,440
Net loss	$1,077,853	$323,756	$1,412,984

14.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

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

CONSOLIDATED BALANCE SHEETS

	2011	2010	2009
		(restated – Note 14a)	(restated – Note 14a)
ASSETS
Total Assets, Canadian GAAP	$12,022,608	$10,232,227	$8,222,221

Deferred Mineral Property Exploration Costs	(8,646,694)	(7,754,997)	(7,007,530)

Total Assets, US GAAP	$3,375,914	$2,477,230	$1,214,691

LIABILITIES
Total Liabilities, Canadian and US GAAP	$173,927	$202,372	$65,879

SHAREHOLDERS’ EQUITY
Share Capital and Contributed Surplus, Canadian and US GAAP	$26,829,450	$23,989,464	$20,702,967
Deficit and Accumulated Other Comprehensive Income, US GAAP	(23,627,463)	(21,714,606)	(19,554,155)

Shareholders’ Equity, US GAAP	$3,201,987	$2,274,858	$1,148,812
	$3,375,914	$2,477,230	$1,214,691

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

14.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

CONSOLIDATED STATEMENTS OF LOSS

	2011	2010	2009
		(restated - Note 14a)	(restated – Note 14a)

Loss for the year under Canadian GAAP	$(1,011,785)	$(1,412,984)	$(2,196,183)
Mineral exploration expenditures	(1,010,466)	(821,765)	(993,581)
Write down of mineral property exploration costs	118,769	74,298	1,435,660

Loss under US GAAP	(1,903,482)	(2,160,451)	(1,754,104)

Weighted average number of common shares outstanding under US GAAP	85,749,549	72,302,874	60,934,037

Loss per share under US GAAP	$(0.02)	$(0.03)	$(0.03)

       CONSOLIDATED STATEMENTS OF CASH FLOWS

	2011	2010	2009
		(restated – Note 14a)	(restated – Note 14a)

Cash flows used in operating activities
Under Canadian GAAP	$(886,053)	$(710,084)	$(721,124)
Mineral exploration expenditures	(1,100,965)	(739,498)	(1,365,900)
Cash used for operating activities under US GAAP	$(1,987 ,018)	$(1,449,582)	$(2,087,024)

Cash flows from financing activities
Under Canadian and US GAAP	$2,839,986	$2,794,360	$-

Cash flows (used in) from investing activities
Under Canadian GAAP	$(1,925,203)	$(2,077,413)	$771,074
Mineral exploration expenditures	1,100,965	739,498	1,365,900
Cash (used in) from investing activities under US GAAP	$(824,238)	$(1,337,915)	$2,136,974

a)

Acquisition of Mineral Properties and Capitalized Exploration Costs

Under Canadian GAAP both acquisition and exploration expenditures are capitalized. Under US GAAP in accordance with Emerging Issues Task Force (“EITF”) No. 04-02 – “Whether Mineral Rights are Tangible or Intangible Assets”, mineral property acquisition costs are capitalized and mineral property exploration expenditures are expensed for periods ending after April 1, 2004. For US GAAP, the Company has expensed all mineral property exploration expenditures.  The accounts for 2010 and 2009 have been restated for acquisition costs of $334,773 previously reported as a difference between Canadian and US GAAP.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

14.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

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

In January 2010, FASB issued an amendment that requires new disclosures for fair value measurements made within fair value measurement hierarchy and provides clarification of existing disclosure requirements.  This update requires (a) an entity to dispose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for transfers; and (b) information about purchases, sales, issuance and settlements to be presented separately (that is on a gross basis rather than net) in the reconciliation of fair value measurement using significant unobservable inputs (Level 3 inputs).  This update clarifies existing disclosure requirements for the level of disaggregation of classes of assets and liabilities measured at fair value, and it requires disclosure about inputs and valuation techniques used to measure fair value for both recurring fair value measurement using Level 2 and Level 3 inputs.  This application of this standard had no impact on the Company’s financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

14.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

c)

Recent United States Accounting Pronouncements (Continued)

In July 2011, FASB issued amendments to the reporting comprehensive income (loss) that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income (loss) or in two separate but consecutive statements.  In the two-statement approach, the first statement should present total net income (loss) and its components followed consecutively by a second statement that should present total other comprehensive income (loss), the components of the other comprehensive income (loss), and the total of comprehensive income (loss).  The amendments un this update should be applied retrospectively.  For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.  The Company adopted this accounting policy with no impact on its financial statements.

15.   SUBSEQUENT EVENTS

a)

The Company signed the final Earn-in and Shareholders Agreement with a Mexican subsidiary of Agnico-Eagle Mines Limited (“Agnico”) for the exploration and development of the Company’s Las Bolas/Los Hilos property.  Under the terms of the agreement, which is subject to conditions, including TSX-V approval, Agnico’s Mexican subsidiary has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of 5 years. The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico will have the right to earn an additional 20% interest by spending $4 million over another period of four years and completing a feasibility study or by spending $10 million over a longer period of eight years

b)

The Company signed an agreement for the sale of its interest in the Beck mining concession to a Mexican company for proceeds of US$50,000 and a 0.25% NSR on the mining concession.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

16.    MINERAL PROPERTY EXPLORATION EXPENSES

	San Timoteo Oro Leon Nueva Union La Reforma	Oteros La Esperanza La Hermosa	Bufalo La Barranca	Los Hilos Las Bolas El Manto Don Lazaro La Verde	Nopalera Flor de Trigo	Corona El Chamizal Beck El Canario La Cruz	Las Trojas La Gloria Todos los Santos Los Cantiles	Total

Balance, August 31, 2009	$3,679,972	$15,549	$39,982	$2,866,997	$277,671	$65,181	$62,178	$7,007,530

Incurred during the year
Assaying	--	--	--	132,869	504	--	--	133,373
Drilling	--	--	--	135,984	--	--	--	135,984
Geology and mapping	220	--	--	109,609	--	--	514	110,343
Property taxes and passage rights	12,928	2,506	20,380	3,156	7,146	10,876	1,839	58,831
Travel	12,318	--	--	13,459	850	1,586	825	29,038
Road construction and site preparation	3,637	--	--	53,902	9,456	--	--	66,995
Facilities and other	41,619	--	--	170,754	33,428	29,981	11,419	287,201
	70,722	2,506	20,380	619,733	51,384	42,443	14,597	821,765
Write down	--	(18,055)	--	(5,202)	--	--	(51,041)	(74,298)
Balance, August 31, 2010	3,750,694	--	60,362	3,481,528	329,055	107,624	25,734	7,754,997

Incurred during the year
Assaying	--	--	--	104,137	112,947	--	--	217,084
Drilling	--	--	--	266,099	--	--	--	266,099
Geology and mapping	652	--	--	17,907	28,781	--		47,340
Property taxes and passage rights	15,024	4,974	21,366	5,270	8,024	707	3,363	58,728
Travel	9,714	--	--	6,787	9,518	2,117	121	28,257
Road construction and site preparation	--	--	--	42,316	38,835	649	3,099	84,899
Facilities and other	40,750	--	--	123,781	158,697	35,676	18,445	377,349
Option payment received	--	--	--	--	--	(69,290)	--	(69,290)
	66,140	4,974	21,366	566,297	356,802	(30,141)	25,028	1,010,466
Write down	(82,279)	(4,974)	--	(15,913)	--	--	(15,603)	(118,769)
Balance, August 31, 2011	$3,734,555	$--	$81,728	$4,031,912	$685,857	$77,483	$35,159	$8,646,694

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.; SEC File Number 0-31204

Registrant

Dated: February 6, 2012    By /s/ J. Paul Sorbara____________________________

                                   J. Paul Sorbara, President/Director