Form 20-F/A
period 2011-08-31
GOLDEN GOLIATH RESOURCES LTD
filed 2012-08-14
CIK 1127307

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Amendment No. 2

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as November 30, 2011.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of August 31, 2011, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

    Form 20-F Annual Reports; and Form 6-K’s

a. Letter Agreement regarding the Corona and El Chamizal Properties, dated May 14, 2007;

Filed 7-22-2009 with Form 20-FA for Fiscal 2008 Ended 8/31/2008

b.

Letter Agreement regarding the Corona and El Chamizal Properties, dated October 10, 2007;

Filed 7-22-2009 with Form 20-FA for Fiscal 2008 Ended 8/31/2008

c.

Earn-in and Shareholders Agreement with Agnico-Eagle Mines Limited, dated 12-8-2011

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

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Second Amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.; SEC File Number 0-31204

Registrant

Dated: August 10, 2012    By /s/ J. Paul Sorbara____________________________

                                   J. Paul Sorbara, President/Director