Form 20-F
period 2012-08-31
GOLDEN GOLIATH RESOURCES LTD
filed 2012-12-31
CIK 1127307

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended August 31, 2012

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Yes [X]	No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one) Large accelerated filer [ ] Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:
U.S. GAAP [ ] International Financial Reporting Standards as issued by International Accounting Standards Board [X]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:	Item 17 [ ]	Item 18 [X ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes [ ]	No [X]

Index to Exhibits on Page 63

GOLDEN GOLIATH RESOURCES LTD.

FORM 20-F ANNUAL REPORT

AUGUST 31, 2012

Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	60
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	60
Item 15	Controls and Procedures	60
Item 16	Reserved	62
Item 16A	Audit Committee Financial Expert	62
Item 16B	Code of Ethics	62
Item 16C	Principal Accountant Fees and Services	62
Item 16D	Exemptions from the Listing Standards for Audit Committee	62
Item 16E	Purchases of Equity Securities by the Company and Affiliated Purchasers	62
Item 16F	Change in Registrant’s Certifying Accountant	62
Item 16G	Corporate Governance	62

Part III
Item 17	Financial Statements	63
Item 18	Financial Statements	63
Item 19	Exhibits	63

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

There are no known proven reserves of minerals on Golden Goliath’s properties.  The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, the Company is defined as an “exploration-stage company”.  The Company is sufficiently capitalized with approximately $800,000 in working capital at 12/31/2012 to fund the current exploration program, estimated at $0.5 million for Fiscal 2013.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2012/2011/2010 ended August 31st was derived from the consolidated financial statements of the Company that were audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.

The Company’s consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The consolidated financial statements are the responsibility of the Company’s management.  The auditor’s responsibility is to express an opinion on the consolidated financial statements based on their audit.

The auditor conducted their audits in accordance with Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  The auditor’s report states that they believe that their audits provided a reasonable basis for their opinion.

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

Table No. 1
Selected Financial Data

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	8/31/2012	8/31/2011	8/31/2010	8/31/2009	8/31/2008
IFRS
Sales Revenue	$0	$0	$0	$0	$0
Operating Loss	($1,686,779)	($893,016)	($1,338,686)	($760,523)	($821,077)
Comprehensive Loss	($3,640,155)	($1,021,160)	($1,412,984)	($2,196,183)	($821,077)
Basic/Diluted (Loss) Per Share	($0.04)	($0.01)	($0.02)	($0.04)	($0.01)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	92,216,445	85,749,549	72,302,874	60,934,037	60,875,845
Period-End Shares O/S	92,216,445	92,216,445	80,655,503	60,934,037	60,934,037
Working Capital	$1,250,666	$2,713,392	$1,808,507	$712,378	$2,427,739
Mineral Property Interests	$7,597,438	$8,981,467	$8,089,770	$7,342,303	$7,784,381
Long-Term Obligations	$60,004	$58,000	$37,000	$26,000	$46,000
Shareholder’s Equity	$8,985,873	$11,848,681	$10,029,855	$8,156,342	$10,295,018
Total Assets	$9,149,337	$12,022,608	$10,232,227	$8,222,221	$10,795,721

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

Table No. 2

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
November 2012		1.00	1.00	1.00
October 2012		1.00	0.98	1.00
September 2012		0.99	0.97	0.98
August 2012		1.01	0.99	0.99
July 2012		1.02	1.00	1.00
June 2012		1.04	1.02	1.02
Fiscal Year Ended 8/31/2012	1.01	1.04	0.99	0.99
Fiscal Year Ended 8/31/2011	0.99	1.06	0.94	0.98
Fiscal Year Ended 8/31/2010	1.06	1.16	1.00	1.06
Fiscal Year Ended 8/31/2009	1.18	1.30	1.03	1.08
Fiscal Year Ended 8/31/2008	1.00	1.07	0.92	1.06

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

As of 11/30/2012, Golden Goliath currently had 8,990,000 share purchase options outstanding and nil share purchase warrants outstanding.  If all of the share purchase options and warrants were exercised, the number of common shares issued and outstanding would increase from 92,216,445 (as of 11/30/2012) to 101,206,445.  This represents a potential increase of 9.7% in the number of shares issued and outstanding and would result in dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Golden Goliath’s Stockholders

Because the success of Golden Goliath is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  At 11/30/2012, there were 8,990,000 share purchase options outstanding, which, if exercised, would result in an additional 8,990,000 common shares being issued and outstanding.  (For a breakdown of dilution, refer to the risk factor entitled: “Golden Goliath Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations.  Public distributions of capital will result in dilution to existing shareholders”).

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

The authorized capital of Golden Goliath consists of an unlimited number of common shares without par value. At 8/31/2012, the end of the most recent fiscal year, there were 92,216,445 common shares issued and outstanding; and at 11/30/2012 there were 92,216,445 common shares issued and outstanding.

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

Fiscal Year	Nature of Share Issuance	Number of Securities	Gross Amount
Fiscal 2013	Nil
Fiscal 2012	Nil
Fiscal 2011	Exercise of Stock Options	675,000	$118,500
Fiscal 2011	Exercise of Warrants	10,885,942	$2,721,486

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2012	$647,482	Mineral Property Expenditures
Fiscal 2012	$4,273	Purchase of Capital Assets
Fiscal 2011	$1,079,756	Mineral Property Expenditures
Fiscal 2011	$74,238	Purchase of Capital Assets

Plan Of Operations

Source of Funds for Fiscal 2013 Ending 8/31/2013

The Company’s primary source of funds since incorporation has been through the issuance of equity.  As of 8/31/2012, the Company had working capital of $1,250,666.

Use of Funds for Fiscal 2013 Ending 8/31/2013

During Fiscal 2013, the Company estimates that it might expend approximately $0.5 million on general/administrative, investor-relations expenses, etc.  During Fiscal 2013, the Company estimates that it might expend approximately $0.5 million on property exploration/development.

Anticipated Changes to Facilities/Employees

The Company has no current plans to add any additional personnel.  Management anticipates that any additional property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales

The Company has recorded no sales since incorporation.

At 8/31/2012, $7,840,886 in assets were located in Mexico, primarily mineral properties and 1,308,451 in assets were located in Canada, primarily current assets.

At 8/31/2011, $9,184,344 in assets were located in Mexico, primarily mineral properties and $2,838,264 in assets were located in Canada, primarily current assets.

4.B.  BUSINESS OVERVIEW

Corporate Overview

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG).  The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the Sierra Madre Occidental Mountains of northwestern Mexico.  The Uruachic mining camp lies directly in the center of the several-hundred-kilometer trend of important past producers and new discoveries that characterize the Sierra Madre Occidental.  Uniquely, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15-kilometers by 25-kilometers, with numerous past-producing gold and silver mines dating back to the time of the Spaniards.  Golden Goliath’s Uruachic claims are owned 100% by the Company (except Corona which has a 40% JV interest with Comstock) and are fully paid for with no property option or purchase payments to make.

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

Figure No. 1

Mineral Property Location Map

San Diego
ARIZONA
NEW MEXICO
Tucson
El Paso
Nogales
TEXAS
SONORA
Hermosillo
CHIHUAHUA
Chihuahua
Chamizal
COAHUILA
Golden Goliath's
Uruachic Camp
LA CRUZ
Mochis
Culiacan
DURANGO
SINALOA
Durango
Sierra Madre Belt
Guadalajara
Mexico City

In May 2007 and amended April 2011, the Company optioned to Comstock Metals Ltd. (“Comstock”) the right to earn up to a 75% and 60% interest respectively in the Corona and El Chamizal properties in exchange for Comstock spending $500,000 and $200,000 on the respective properties before February 8, 2014, and issuing 300,000 (150,000 common shares received) and 150,000 (25,000 common shares received) common shares respectively to the Company over a period of two years. In order to keep the option in good standing, Comstock paid $50,000 and issued an additional 200,000 common shares to the Company.

The Company has received notice from Comstock that it has spent in excess of $1,000,000 at Corona and wishes to enter into a joint venture to further explore the property. As of the date hereof the Company has not yet finalized a joint venture with Comstock on the Corona property.

Comstock has advised the Company that it will no longer proceed with the El Chamizal option and has returned a 100% interest in the Property back to the Company.

Exploration costs on the Company’s properties for the 2011 and 2012 fiscal years are detailed below:

	SAN TIMOEO ORO LEON NUEVA UNION LA REFORMA	OTEROS LA ESPERANZA LA HERMOSA	BUFALO LA BARRANCA	LOS HILOS LOS BOLAS MANTO DON LAZARO LA VERDE	NOPALERA FLOR DE TRIGO	CORONA EL CHAMIZAL BECK EL CANARIO LA CRUZ	LAS TROJAS LA GLORIA TODOS LOS SANTOS LOS CANTILES	TOTAL
Balance, 8/31/2010	$3,750,694	NIL	$60,362	$3,481,528	$329,055	$107,624	$25,734	$7,754,997
Assaying	Nil	Nil	Nil	104,137	112,947	Nil	Nil	217,084
Drilling	Nil	Nil	Nil	266,099	Nil	Nil	Nil	266,099
Geology and mapping	652	Nil	Nil	17,907	28,781	Ni1	514	47,340
Property taxes and rights	15,024	4,974	21,366	5,270	8,024	707	3,363	58,728
Travel	9,714	Nil	Nil	6,787	9,518	2,117	121	28,257
Road construction / site	Nil	Nil	Nil	42,316	38,835	649	3,099	84,899
Facilities and other	40,750	Nil	Nil	123,781	158,697	35,676	18,445	377,349
Option payment received						(69,290)		($69,290)
FY2011 Costs	$66,140	4,974	$21,366	$566,297	$356,802	$30,141	$25,028	$1,010,466
Write-Down	($82,279)	($4,974)	Nil	($15,913)	Nil	Nil	($15,603)	($118,769)

Balance, 8/31/2011	$3,734,555	Nil	$81,728	$4,031,912	$685,857	$77,483	$35,159	$8,646,694

	SAN TIMOEO ORO LEON NUEVA UNION LA REFORMA	OTEROS LA ESPERANZA LA HERMOSA	BUFALO LA BARRANCA	LOS HILOS LOS BOLAS MANTO DON LAZARO LA VERDE	NOPALERA FLOR DE TRIGO	CORONA EL CHAMIZAL BECK EL CANARIO LA CRUZ	LAS TROJAS LA GLORIA TODOS LOS SANTOS LOS CANTILES	Yudit	TOTAL
Balance, 8/31/2011	$3,734,555	NIL	$81,728	$4,031,912	$685,857	$77,483	$35,159	NIL	$8,646,694
Assaying	NIL	NIL	8,790	NIL	97,298	NIL	455	NIL	106,543
Geology and mapping	5,081	NIL	NIL	1,137	6,756	NIL	712	NIL	13,686
Property taxes and passage rights	20,773	6,654	41,496	NIL	14,799	15,907	6,879	513	107,021
Salaries	18,876	NIL	NIL	NIL	NIL	NIL	NIL	NIL	18,876
Travel	20,862	NIL	NIL	2,479	5,474	1,170	780	NIL	30,765
Road construction / site preparation	7,634	NIL	NIL	18,537	NIL	11,647	10,364	NIL	48,182
Facilities and other	113,111	NIL	NIL	40,870	71,016	23,802	73,610	NIL	322,409
FY2011 Costs	$3,920,892	$6,654	$132,014	$4,094,935	$881,200	$130,009	$127,179	$513	$9,176,396
Write-Down	(1,961,689)	(6,654)	NIL	NIL	NIL	(13,392)	(26,016)	NIL	(2,007,751)
Disposal	NIL	NIL	NIL	NIL	NIL	(23,760)	NIL	NIL	(23,760)

Balance, 8/31/2012	$1,959,203	NIL	$132,014	$4,094,935	$881,200	$92,857	$101,943	$513	$7,262,665

Material Effects of Government Regulations

The Company's exploration activities are subject to extensive and costly environmental requirements regulated in all countries in which the Company operates under various federal, state, provincial and local laws relating to the protection of the environment, which generally includes air and water quality, hazardous waste management and reclamation.  Environmental hazards may exist on the properties in which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  Current and future laws, regulations and permits will impose significant costs, liabilities or obligations or could limit or prevent the Company’s ability to continue operations or undertake new operations.

In particular, regulatory requirements to which the Company is subject to in Mexico include certain permits that require periodic or annual renewal with governmental and regulatory authorities.  In addition, the Company is required to comply with existing permit conditions.  The Company believes that it is currently in full compliance with existing permit conditions.  Although its permits have been renewed by governmental and regulatory authorities in the past, there is a risk that the applicable governmental and regulatory authorities will not renew the permits as they expire, or that pending or future permit applications will not be granted, or that existing permits will be revoked.  In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend operations.

Fiscal 2012 Property Acquisition and Exploration

First Quarter

During December 2011, the Company signed the final Earn-in and Shareholders Agreement with Agnico-Eagle Mines Limited (“Agnico”) (NYSE: AEM) (TSX: AEM) for the exploration and development of the Company’s Las Bolas/Los Hilos property.  During the first quarter, preliminary work continued on the Nopelera property including to the date hereof with a focus on mapping and sampling all outcrops, road building and rehabilitation of old adits.

Las Bolas Property: During the fiscal year ended August 31, 2011 the Company completed its drilling program on the Las Bolas/Los Hilos property and then worked with the legal team from Agnico the final agreement for the Las Bolas property option and joint venture.  During December 2011, the Company signed the final Earn-in and Shareholders Agreement with Agnico for the exploration and development of the Company’s Las Bolas/Los Hilos property (see map). Under the terms of the agreement, which is subject to conditions, including TSX-V approval, Agnico’s Mexican subsidiary has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of five years.  The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico will have the right to earn an additional 20% interest by spending $6 million over another period of four years and completing a feasibility study or by spending $10 million over a longer period of eight years.  The Company views this agreement as an important milestone.

Nopalera Property: During the quarter ending November 30, 2011, the Company continued field work on its 100% owned Nopalera property.  This work was designed to develop specific drill targets to be tested in Calendar 2012.  Nopalera is a large claim that adjoins the Los Hilos claims on the west side.  Nopalera hosts a very large and intense alteration zone that is related to a porphyry intrusion and has a chemical trace element signature that is very similar the Fresnillo PLC’s new flagship discovery called Orisyvo; the Orisyvo claims are contiguous to the Nopalera property on its south east corner.  Fresnillo’s sister company, Peñoles, has also surrounded the Golden Goliath claims with their own staking.  This has led to the development of what is essentially an area play with three major companies, Frenillo, Peñoles and Agnico and one junior company, namely Golden Goliath.  The Company believes that Nopalera has a geologic setting, stratigraphic interval and pathfinder distribution pattern which indicates that gold mineralization may lie at depth.  These characteristics are also very similar to those believed to be present at the Orisyvo. Work on Nopalera during the quarter included geological mapping, sampling, and analysis of clay alteration minerals using the Company’s Terraspec apparatus, as well as the construction of new access roads.  The Company is pursuing an aggressive exploration program for the Nopalera claim leading to a major diamond drilling program as soon as practicable.

Other Properties: Throughout the quarter ended November 2011, the Company did not perform any significant work on its other properties.  With work on the Las Bolas and Los Hilos properties being conducted by Agnico, the Company is looking forward to focusing on some of these other properties.

Second Quarter

Nopalera Property: During the quarter ending February 29, 2012, the Company continued surface fieldwork on its 100% owned Nopalera property.  This work was designed to develop specific drill targets to be tested in 2012.  Work on Nopalera during the quarter included geological mapping, sampling, and analysis of clay alteration minerals using the Company’s Terraspec apparatus, as well as the construction of new access roads.  The Company is pursuing an aggressive exploration program for the Nopalera claim leading to a major diamond drilling program as soon as practicable.

Other Properties: Throughout the quarter ended February 29, 2012, the Company did not perform any significant work on its other properties.

Third Quarter

Nopalera Property: During the quarter ending May 31, 2012, the Company continued surface field work on its 100% owned Nopalera property.  This work is designed to develop specific drill targets.  Nopalera is a large claim that adjoins the Los Hilos claims on the west side.  Nopalera hosts a very large and intense alteration zone which is related to a porphyry intrusion and has a chemical trace element signature that is very similar the Fresnillo PLC’s new flagship discovery called Orisyvo.  Work on Nopalera during the quarter included geological mapping, sampling, and analysis of clay alteration minerals using the Company’s Terraspec apparatus, as well as the construction of new access roads.  The Company is pursuing an aggressive exploration program for the Nopalera claim leading to a major diamond drilling program as soon as practicable.

Other Work being conducted Regionally: Over the years the entire Camp has been covered by mineral claims.  While Golden Goliath was first to the Camp and believes it has the best ground, the most significant work is being done adjacent to Golden Goliath’s Nopalera property by Fresnillo PLC who drilled 37,580 meters in 51 holes and constructed the first 300 meters of an exploration adit in 2011 on their Orisyvo project; further, they state that in 2012 they plan to continue drilling from surface and underground and study mining methodology and conduct further metallurgical testing.

Our Nopalera claim itself is about four-kilometers by four-kilometres, adjacent to Orisyvo with the border about eight kilometers from the adit.  Less than a third of Nopalera has been explored to date.  The best explored portion of the property already has several drill targets and our exploration team is greatly encouraged by the work to date and the similarities to Orisyvo and eagerly anticipate the start of the first diamond drilling program on the property.  While Fresnillo has been conducting the bulk of the work within the Uruachic Mining Camp, Peñoles S.A. de C.V. has completely surrounded our claims.  Essentially we have a closed gate community with Fresnillo, Peñoles, Agnico-Eagle and Golden Goliath.  As the sole junior in the heart of the Uruachic Mining Camp we are challenged in:

a. obtaining as much knowledge as possible from the extensive work being done in the area to assist in our own exploration activities.  Major mining companies like Fresnillo and Peñoles generally do not announce their exploration successes.

b. Share with our investors the true potential of the Uruachic Mining Camp to host significant gold and silver deposits.  We have always believed that the hundreds of old tunnels and adits dating back hundreds of years in the Camp would undoubtedly lead to major new discoveries.  Orisyvo is proof of this theory.  And, despite spending $150 million dollars, Fresnillo has disclosed very little about the true potential of Orisyvo or the Uruachic Camp as a whole.

With respect to advancing our geological understanding of the Uruachic Mining Camp and the Orisyvo deposit type, we are working closely with Agnico-Eagle and their technical team, some of whom were a part of the Orisyvo discovery before joining Agnico.  Agnico-Eagle has been an exceptional partner both in their financial and exploration support.  Their drill program, which just commenced, will continue to build and enhance our understanding. Further, our own senior geologists with extensive experience working at major mining companies finding and building mines combined with a handful of young gun geologists being trained and directed by them, we believe our own, Mexican, exploration team is second to none.  We are proud of the fact that our entire team has been together for several years adding consistency, building on their knowledge and a shared belief by all in the significant potential of the Camp. Our team continues working at Nopalera.

With respect to the potential of the Uruachic Mining Camp we can surmise that Peñoles land position is based on the extensive work at Orisyvo and the technical analysis and interpretations derived therefrom to hold the most prospective ground for further discoveries by the fact Peñoles and Fresnillo work together closely (Peñoles holds approximately 77% of the issued share capital of Fresnillo PLC).  It is interesting to note that Peñoles holds the majority of the land in the Camp.  Peñoles is a private company and not subject to any public reporting requirements for the work it does or results obtained.  Fresnillo PLC currently trades on the London Stock Exchange and is subject to UK reporting rules for public companies.  A further initiative demonstrating the potential of the Uruachic Mining Camp is the building of a road to the town of Uruachic.  The Mexican Government has commenced construction to pave the 40-kilometer road to Uruachic.  This is a significant investment in the region. Fresnillo’s plans to extend the paved road to Orisyvo suggests Orisyvo may be on the fast track to production.

While Fresnillo’s regulatory disclosure has provided some indication as to the significance of the Orisyvo Deposit, its local public announcements have also been insightful.  Fresnillo operates several mines in Mexico and claims to be the largest primary silver producer in the world.  As such, its public image is critical to local communities throughout Mexico. A recent article in El Heraldo in Chihuahua City stated that exploration at Orisyvo to date has amounted to approximately US$150M and is expected in the years ahead could reach US$800M for feasibility through to construction.  Further, the article states direct employment during production at Orisyvo would be 1,500 people with up to 7,500 additional indirect jobs created.  The nature and scale of the potential economic benefit from Orisyvo likely explains the Mexican Government’s investment in the road to Uruachic as they have been very aggressive in promoting mining and subsidizing some of the necessary infrastructure.

Barranca Property: The Mexican government is building a new road along the Oteros River which has given our exploration crew the first road access to our large (1,503 ha) 100%-owned Barranca claim.  The La Barranca concession is one of the Company’s original concessions in the area, but no significant work had been conducted due to the difficult access.  Since the new road access, the Company has identified a very promising zone with excellent grades in gold and silver.  Recent initial work carried out by the Company’s exploration team on the La Barranca claim, has shown the presence of gold, silver and copper values in mantos and quartz veins within a 600 x 1,000 meter skarn zone.  Work continues on this promising new area.  Currently 42 channel samples have been taken over a cumulative length of 205 meters across structures with an average width of 3.57 meters.

Las Bolas/Los Hilos Property: In December 2011, the Company signed an Earn-in and Shareholders Agreement with Agnico-Eagle for the exploration and development of the Company’s Las Bolas/Los Hilos property. Under the terms of the agreement, Agnico-Eagle’s Mexican subsidiary has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of fivr years.  The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter.  Upon exercising its option, Agnico-Eagle will have the right to earn an additional 20% interest by spending $4 million over another period of four years and completing a feasibility study or by spending $10 million over a longer period of eight years.  Agnico-Eagle is currently drilling this property.

Corona Property: Comstock Metals Ltd. holds an option to earn up to a 75% interest in the Corona Property pursuant to the earn-in agreement, an initial 60% interest can be earned by Comstock by completing $500,000 in exploration work and by making share payments to Golden Goliath.  At that point Comstock has the option of either proceeding on a 60/40 joint venture basis, or continuing to fund exploration until the completion of a feasibility study in order to earn a further 15% interest in the property.  The Company has been advised that Comstock has spent in excess of $1 million on the property and are pleased with the results of their work and advised that they have decided to proceed on a 60/40 joint venture basis.  This agreement is currently being negotiated.  In February 2012 and March 2012, Comstock completed a diamond drill program of 12 holes (2,126 meters), which discovered two new zones, one of porphyry-style gold mineralization after drilling 34.5 meters of gold and the second is a high grade gold-silver vein assaying silver/gold/lead/zinc over 1.0 meter.  Comstock’s drilling on Corona indicated that the gold-silver mineralization in the Northeast Zone may be “High Sulphidation Epithermal” in origin.  At Corona prospecting and mapping has found an area known as the “Jerry Zone”, which is an extension of the Northeast Zone further to the northeast, where the rhyolite flows and tuffs of the Upper Group are highly fractured, brecciated and altered to an alunite-rich rock that passes into outcrops of leached rhyolite with extensive and well-developed vuggy and residual silica.  Between the areas of near-massive vuggy quartz the host rock is highly fractured and has networks of dark vuggy silica veinlets and silica-cemented hydrothermal breccia.  The zone of vuggy silica was traced in outcrop and float over a distance of 800 meters.  At the northern end of the zone extensive areas of alunite alteration occur within pumice and tuff that is in fault-contact with the Jerry Zone.  Comstock’s interpretation of the results is that the mineralogy, occurrence and trace element geochemistry suggests that the Jerry Zone is the high-level “lithocap” of a concealed mineral system.  Comstock’s drilling during February 2012 and March 2012 started on the “Northeast Zone”, 250-to-300 meters southwest of Jerry, where mineralization is focused along the contact between the Upper and Lower Volcanic Groups.  This mineralization is also believed to be part of a high sulphidation system.  Comstock’s 2012 drilling started testing a portion of the area between the NE Extension and the southern end of Jerry with some relatively shallow drill holes, resulting in the discovery of extensive thicknesses of highly fractured granodiorite, diorite, and hydrothermal breccia that is densely fractured and often well-mineralized.  This “porphyry-style” gold mineralization is oxidized, with pervasive hematite, and silicification plus “clay” alteration that is locally intense.  Comstock now believes that drilling beneath the lithocap and extending into un-drilled terrain north and south may define an intrusive body which forms a “cupola” or dome of highly fractured and brecciated porphyry that may extend well beyond the areas of both current and historic drilling.  Comstock’s diamond drill program also included a hole on the Esperanza vein.  This structure is exposed in an old adit dug into an overburden covered hillside, mineralization consists of a coarsely banded quartz vein that is up to 30 cm wide hosted within sericite-altered and silicified diorite.  Zinc and lead minerals are evident as sphalerite and galena. Grab samples taken in 2002 and 2007 from the adit returned gold/silver/lead/copper/zinc and up to gold/silver across 15 cm in a sample collected by Comstock.  Comstock hopes that the Esperanza showing itself may be part of a larger east-west trending set of structures that returned high gold and silver values in earlier surface sampling programs.  The drill hole Comstock completed on the down dip extension of the Esperanza vein returned silver/gold/lead/zinc over a width of 1 meter at a depth of 68 meters below surface.  Comstock plans further holes on this structure in the future.

Other Properties: Throughout the quarter ended May 31, 2012, the Company did not perform any significant work on its other properties.

Fourth Quarter and Fiscal Year

During the year ended August 31, 2012, the Company compiled the final report for the drilling program on the Las Bolas / Los Hilos property to provide a comprehensive summary to Agnico-Eagle Mines so they can properly conduct future exploration on the property.  Preliminary work also began on the Nopelera property continuing to the date hereof with a focus on mapping and sampling all outcrops, road building and rehabilitation of old adits.

During the fourth quarter, the Company announced the appointment of David Moore to the Board of Directors.  Mr. Moore is President & CEO of Serengeti Resources Inc.  Prior to joining Serengeti, David had a 30-year career with Teck Cominco; including management of Cominco’s Western Canadian and Canadian Exploration groups between 1995 and 1998, and International Exploration group from 1991 to 2001.  He has participated in the discovery and delineation of mineral deposits in a number of countries including leading the drill-out of the world class Red Dog zinc-lead deposit in Alaska.  He brings experience and expertise from grassroots prospecting, to resource delineation, to exploration management and international business development.

Since joining Serengeti in 2004 Mr. Moore has been instrumental in transforming the company into a successful British Columbia based mineral explorer.  Moving early to acquire a large land package in the highly prospective Quesnel trough, he has raised more than $30 million in equity financing and in late 2006, along with partner Myron Osatenko, lead the discovery of the Kwanika copper-gold deposit.  The significance of this discovery was recognized by AMEBC in 2011 when Mr. Moore was co-awarded the prestigious H.H.  “Spud” Huestis Prospector of the Year Award.

The Company also reported that Richard Hughes and Rob Hutchinson have retired from the Board.  Messrs. Hughes and Hutchinson have both served as directors since prior to the Company going public and the Company thanked them for their time and dedication to the Company over the years.

Las Bolas Property.  During the fiscal year ended August 31, 2012, Agnico-Eagle Mines Limited (“Agnico-Eagle”) (NYSE:AEM; TSX:AEM), initiated its first year exploration program on the Las Bolas property.  Under the terms of the Earn-In and Shareholders agreement between Agnico-Eagle and the Company, Agnico-Eagle had to spend a minimum of $500,000 on exploration on the property during the first year of the agreement. Agnico-Eagle’s work comprised mainly diamond drilling. The program was initiated in late spring/early summer and continued until after the end of the fiscal year.  At the time of writing, Agnico-Eagle had not yet delivered to the Company, its report on their exploration activities.  Consequently, details regarding the number of holes completed, total meters drilled, the logs and assays for these holes are not yet available for the Company to discuss in this filing.

Under the terms of the agreement, Agnico-Eagle has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of five years.  The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico-Eagle will have the right to earn an additional 20% interest by spending $6 million over another period of four years and completing a feasibility study or by spending $10 million over a longer period of eight years.

Nopalera Property.  During the year ending August 31, 2012, the Company continued surface field work on its 100% owned Nopalera property.  Nopalera is a large claim which adjoins the Los Hilos claims on the west side.  Nopalera hosts a very large and intense alteration zone which is related to a porphyry intrusion and has a chemical trace element signature that is very similar the Fresnillo PLC’s new flagship discovery called Orisyvo.  The Orisyvo claims are contiguous to the Nopalera property on its south east corner.  Fresnillo has released documents showing that Orisyvo has a large resource of gold and of silver.  Fresnillo’s sister company Peñoles has also surrounded the Golden Goliath claims with their own staking.  In an interview with Fresnillo in the Chihuahua Herald newspaper in early summer, Fresnillo announced that they had already spent about $150 million on the Orisyvo project and expenditures could reach $800 million during the feasibility and construction phases. They plan to directly employ 1,500 people directly for a minimum mine life of 15 years.

During the fiscal year ended August 31, 2012, the Mexican government started a major upgrade of the local infrastructure.  The 45 kilometers of single lane, gravel road leading from a major highway to the town of Uruachic is being widened and upgraded to a two lane paved road.  This very large and expensive project, which is scheduled for completion in 2013, will be of great benefit to Fresnillo and also to Golden Goliath.

The continued surface work on Nopalera by the Company during the year included the ongoing construction of new access roads and the rehabilitation and sampling of several small old mine workings, geological and structural mapping, geochemical analysis of surface rock samples and clay mineral identification. Clay mineralogy is important as it distinguishes between clay mineral formed by hydrothermal alteration generated at depth by metaliferous fluids, from clay minerals formed by meteoric weathing and provides vectors for drilling.  Very significant amounts of the high temperature hydrothermal clay minerals were found, which is very encouraging. Surface mapping also identified significant amounts of “vuggy silica”, which is also very encouraging as this material is formed in high sulphidation epithermal systems.  It results from the  formation of strong sulphuric acid which leaches other minerals from siliceous, felsic rocks, leaving behind a silica with a sponge like texture. The Company is very encouraged by this, as it indicates that there was a high sulphidation system at work at depth. The geological mapping also identified felsic, porphyritic intrusive rocks similar to those at Orisyvo.

The Company believes that Nopalera has a geologic setting, lithology, stratigraphic interval, alteration and pathfinder element distribution pattern which are similar to those believed to be present at the Orisyvo, which is a high sulphidation system related to a porphyritic intrusion.

The Company is pursuing an aggressive exploration program for the Nopalera claim leading to a major diamond drilling program as soon as practicable.

Corona Property.  Comstock Metals Ltd. holds an option to earn up to a 75% interest in the Corona Property pursuant to the earn-in agreement, an initial 60% interest can be earned by Comstock by completing $500,000 in exploration work and by making share payments to Golden Goliath. At that point Comstock has the option of either proceeding on a 60 / 40 joint venture basis, or continuing to fund exploration until the completion of a feasibility study in order to earn a further 15% interest in the property.  The Company has been advised that Comstock has spent in excess of $1 million on the property and are pleased with the results of their work and advised that they have decided to proceed on a 60/40 joint venture basis.  This agreement is currently being negotiated.  In February and March 2012, Comstock completed a diamond drill program of 12 holes (2,126 meters), which discovered two new zones, one of porphyry-style gold mineralization after drilling 34.5 meters and the second is a high grade gold-silver vein over 1.0 meter.

Comstock’s drilling on Corona indicated t that the gold-silver mineralization in the Northeast Zone may be “High Sulphidation Epithermal” in origin.  At Corona prospecting and mapping has found an area known as the “Jerry Zone”, which is an extension of the Northeast Zone further to the northeast, where the rhyolite flows and tuffs of the Upper Group are highly fractured, brecciated and altered to an alunite-rich rock that passes into outcrops of leached rhyolite with extensive and well-developed vuggy and residual silica.  Between the areas of near-massive vuggy quartz the host rock is highly fractured and has networks of dark vuggy silica veinlets and silica-cemented hydrothermal breccia.  The zone of vuggy silica was traced in outcrop and float over a distance of 800 metres.  At the northern end of the zone extensive areas of alunite alteration occur within pumice and tuff that is in fault-contact with the Jerry Zone.  Comstock’s interpretation of the results is that the mineralogy, occurrence and trace element geochemistry suggests that the Jerry Zone is the high-level “lithocap” of a concealed mineral system.

Comstock’s drilling during February and March 2012 started on the “Northeast Zone”, 250-to-300 meters southwest of Jerry, where mineralization is focused along the contact between the Upper and Lower Volcanic Groups.  This mineralization is also believed to be part of a high sulphidation system.  Comstock’s 2012 drilling started testing a portion of the area between the NE Extension and the southern end of Jerry with some relatively shallow drill holes, resulting in the discovery of extensive thicknesses of highly fractured granodiorite, diorite, and hydrothermal breccia that is densely fractured and often well-mineralized. This “porphyry-style” gold mineralization is oxidized, with pervasive hematite, and silicification plus “clay” alteration that is locally intense.

Comstock now believes that drilling beneath the lithocap and extending into un-drilled terrain north and south may define an intrusive body which forms a “cupola” or dome of highly fractured and brecciated porphyry that may extend well beyond the areas of both current and historic drilling.

Comstock’s diamond drill program also included a hole on the Esperanza vein. This structure is exposed in an old adit dug into an overburden covered hillside, mineralization consists of a coarsely banded quartz vein that is up to 30 cm wide hosted within sericite-altered and silicified diorite.  Zinc and lead minerals are evident as sphalerite and galena.  Grab samples taken in 2002 and 2007 from the adit returned assays of gold, silver, lead, copper and zinc.  Comstock hopes that the Esperanza showing itself may be part of a larger east-west trending set of structures that returned high gold and silver values in earlier surface sampling programs.  The drill hole Comstock completed on the down dip extension of the Esperanza vein returned silver, gold, lead, and zinc over a width of 1 meter at a depth of 68 metersbelow surface.  Comstock plans further holes on this structure in the future.

Barranca Property.  The Mexican government is building a new road along the Oteros River which has given our exploration crew the first road access to our large (1,503 ha) 100%-owned Barranca claim.  The La Barranca concession is one of the Company’s original concessions in the area, but no significant work had been conducted due to the difficult access.  Since the new road access, the Company has identified a very promising zone with excellent grades in gold and silver.

During the year, work carried out by the Company’s exploration team on the La Barranca claim, (location map available on Properties page of the Company’s website) has shown the presence of gold, silver and copper values in mantos and quartz veins within a 600 x 1,000 meter skarn zone.  Work continues on this promising new area.  Currently 42 channel samples have been taken over a cumulative length of 205 meters across structures with an average width of 3.57 meters.

Other Properties.  Throughout the year ended August 31, 2012, the Company also reviewed older data from the Reforma, San Timoto and Nueva Union properties in light of the new exploration model generated by the Orisyvo discovery.  This work indicated that there is some potential for this type of target on La Reforma as well as potential foe low-sulphidation mineralization at Nueva Union.

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

Las Bolas Property

During Fiscal 2011, the Company completed its drilling program on the Las Bolas/Los Hilos property and then worked with the legal team from Agnico-Eagle Mines Limited (“Agnico”) on the final agreement for the Las Bolas property option and joint venture.  During December 2011, the Company signed the final Earn-in and Shareholders Agreement with Agnico-Eagle Mines Limited (“Agnico”) (NYSE: AEM) (TSX: AEM) for the exploration and development of the Company’s Las Bolas/Los Hilos property (see map).  Under the terms of the agreement, which is subject to conditions, including TSX-V approval, Agnico’s Mexican subsidiary has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of five years.  The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter.  Upon exercising its option, Agnico will have the right to earn an additional 20% interest by spending $6 million over another period of four years and completing a feasibility study or by spending $10 million over a longer period of eight years.  The Company views this agreement as an important milestone.

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

Golden Goliath entered into an option/joint venture agreement with Comstock in 2007 on the Company’s Corona and El Chamizal claims. The agreement provides that Comstock can earn up to a 75% interest in these properties through cash and share payments, work expenditures and completing a positive feasibility study.  Since entering the agreement Comstock has completed various work programs spending in excess of $1,000,000.  The encouraging results have allowed Comstock to complete a transaction to become a publicly traded company. This was done by an amalgamation with Tectonic Minerals Corporation, later changing its name to Comstock Metals Ltd. Shareholders can obtain detailed exploration results on sedar under Comstock’s profile.  Details of the amalgamation were announced by Tectonic on February 3, 2011.  In summary, the transaction has resulted in Tectonic acquiring all of the issued and outstanding shares of Comstock through a "three-cornered" amalgamation, whereby a wholly owned subsidiary of Tectonic amalgamated with Comstock. Through the amalgamation, shareholders of Comstock received 39,213,682 shares of Tectonic (includes shares issued pursuant to a brokered private placement of 8,750,000 units at a price of $0.20 per unit, for gross proceeds of $1.75 million), and the resulting amalgamated company, possessing the assets and business of Comstock, became Tectonic's wholly owned operating subsidiary.  In order to exercise the El Chamizal Option Tectonic shall spend $200,000 in work expenditures in respect to the El Chamizal Property over a period of three (3) years or less and also issue a total of 150,000 shares of Tectonic to GNG over three (3) years or less. 25,000 shares to be issued on listing on a stock exchange, 50,000 shares on or before the date which is 12 months from the date of listing on a stock exchange and 75,000 shares on or before the date which is 24 months from listing on a stock exchange. Upon Tectonic earning its 60% interest in the El Chamizal Property, Tectonic shall thereafter have the further right and option to earn an additional 15% interest by completing a positive bankable feasibility study, as that term is generally defined in the mining industry, by December 31, 2017.  The Company has received notice from Comstock that it has spent in excess of $1,000,000 at Corona and wishes to enter into a joint venture to further explore the property. As of the date hereof the Company has not yet finalized a joint venture with Comstock on the Corona property.  Comstock has advised the Company that it will no longer proceed with the El Chamizal option and has returned a 100% interest in the Property back to the Company.

In December 2011, the Company signed an Earn-in and Shareholders Agreement with Agnico-Eagle Mines Limited (“Agnico-Eagle”) for the exploration and development of the Company’s Las Bolas/Los Hilos property.  Under the terms of the agreement, Agnico-Eagle has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of 5 years. The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico-Eagle will have the right to earn an additional 20% interest by spending $6,000,000 over another period of four years and completing a feasibility study or by spending $10,000,000 over a longer period of eight years.

Mineral Properties

The Company has a 100% interest (except for a 40% interest in the Corona Property) in claims grouped into seven properties totaling 20,794 acres within the Uruachic Mining District.  The Company also owns two other significant properties outside of the Uruachic Camp.  One, La Cruz, is a silver property located on the eastern edge of the Sierra Madre Belt.  The other exploration property that Golden Goliath owns is Chamizal; this property differs from the others in that it is a lead, zinc, silver target and it lies outside of the Sierra Madre in central Chihuahua State.

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

La Lluvia
La Reforma
San Timoteo 2
San Timoteo
Las Trojas
Nueva Union
Oro Leon
Bufalo A
Bufalo B

Los Hilos/Las Bolas Property.  The Las Bolas property comprises seven claims totaling 656.76 hectares: Los Hilos, Los Hilos II, Los Hilos II Frac.1, Mina de Las Bolas, Don Lazaro, El Manto, Ampliation La Verde.  In December 2011, the Company signed an Earn-in and Shareholders Agreement with Agnico-Eagle for the exploration and development of the Company’s Las Bolas/Los Hilos property.  Under the terms of the agreement, Agnico-Eagle has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of 5 years. The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico-Eagle will have the right to earn an additional 20% interest by spending $6,000,000 over another period of four years and completing a feasibility study or by spending $10,000,000 over a longer period of eight years.

Uruachic
Mina Las Bolas
El Manto
Los Hilos 2
Los Hilos
Ampl. La Verdel
Las Bolas
Todos Santos
Don Lazaro
E-6841
El Bufalo fr.1

Nopalera Property.  The Nopalera property comprises three claims totaling 1,308.65 hectares; Nopalera, Nopalera II and La Flor Del Trigo.

Oteros Property.  The Oteros property is comprised of three claims totaling 1,130.00 hectares: oteros, Esperanza and Bufalo R2.

Corona Property.  The Corona property consists of six claims that total 850 hectares (2,100 acres): Corona, Corona II, Corona III, Corona Norte, Corona Sur and La Esperanza. Corona along with the El Chamizal property have been optioned to Comstock Capital.  In May 2007 and amended October 2007 and June 2010, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 and 150,000 shares respectively to the Company over a period of three years from when the company lists its shares on a stock exchange.  Comstock Metals Ltd. listed on the TSX Venture Exchange in August 2011.  The Company has received notice from Comstock that it has spent in excess of $1,000,000 at Corona and wishes to enter into a joint venture to further explore the property. As of the date hereof the Company has not yet finalized a joint venture with Comstock on the Corona property.

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

In May 2007 and amended April 2011, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 400,000 (150,000 shares received) and 150,000 (25,000 shares received) shares respectively to the Company over a period of two years.  In order to keep the option in good standing, Comstock must also pay $50,000 (received) and issue 200,000 shares to the Company (received).  Comstock has advised the Company that it will no longer proceed with the El Chamizal option and has returned a 100% interest in the Property back to the Company.

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
LEGEND
Exploration Area
Active Mine

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 8/31/2012, 8/31/2011, and 8/31/2010 should be read in conjunction with the financial statements of the Company and the notes thereto.

Selected Annual Data

	Year Ended August 31 2012	Year Ended August 31 2011
Sales Revenue	$0	$0
Comprehensive Loss	($3,640,155)	($1,021,160)
Basic and Diluted (loss) EPS	($0.04)	($0.01)
Weighted Avg. No. Shares Outstanding	92,216,445	85,749,549
Working Capital	$1,250,666	$2,713,392
Mineral Property Interests	$7,597,438	$8,981,467
Shareholders Equity	$8,985,873	$11,848,681
Total Assets	$9,149,337	$12,022,608

Summary of Quarterly Results

Net (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2012	($218,993)	($823,288)	($217,559)	($2,380,315)
Fiscal 2011	($175,537)	($277,529)	($205,464)	($362,630)

EPS (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2012	($0.00)	($0.01)	($0.01)	($0.02)
Fiscal 2011	($0.00)	($0.00)	($0.00)	($0.01)

Exploration efforts are conducted year-round and administrative/general expenses are generally not seasonal.  The seasonaly-higher second quarter losses in Fiscal 2012 primarily related to $553,675 (versus $nil last year) of non-cash “stock-based compensation” associated with the issuance of stock options.   The seasonally-higher fourth quarter losses in Fiscal 2012 primarily related to year-end write downs of mineral property exploration costs of $2,007,751 in 2012 $118,769 in 2011 compared to nil in the prior three quarter of those years.

Fiscal 2012 Ended August 31, 2012 vs. Fiscal 2011

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

Results from Operations

For the year ending August 31, 2012, the Company incurred a net loss $3,640,155 compared to $1,021,160 for the year ending August 31, 2011.  In the fourth quarter the Company incurred a net loss of $2,380,315 compared to a net loss of $217,559 during the third.  The significant differences between these periods include:

a.

A write down of mineral property exploration costs of $2,007,751 in the fourth quarter of 2012 compared to nil in the prior three quarter and $118,769 in 2011.  It should be noted that Company continues to hold all the properties despite the fact they were written down.  Management believes these properties still hold good exploration potential.

b.

Stock based compensation fees were $777,347 in 2012 compared to nil in 2011.  The Company granted no stock option in its 2011 fiscal.  While the Company granted the 2012 options at a premium to the market price, these charges are a result of mandatory accounting practices which require a calculation using the Black-Scholes option valuation model to expense stock options.  As volatility is one variable in the calculation of this non cash charge, the large volatility of junior mining stocks has resulted in a large value to be expensed for stock options.

c.

A decrease in cash over last year is a result of ongoing exploration activities.  No financing activities were concluded during the year.

d.

Investor relation fees increased $43,272 during the past year compared to last year as the Company prepared a corporate video and conducted a BNN marketing campaign during the year.

e.

Consulting fees increased $43,864 during the past year compared to last year due to the Company retaining corporate development expertise.

f.

Office and general fees, rent and utilities, travel and wages and benefits decreased slightly this past year as the Company focused on capital preservation, while continuing to hold its team together and maintain exploration activities to advance the Company’s projects.

As of August 31, 2012, deferred mineral property exploration costs totalled $7,597,438 compared to $8,981,467 at August 31, 2011.  During the year, the Company incurred a total of $647,482 in exploration expenditures mainly on its Nopalera property.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $1,250,666 at August 31, 2012 compared to $2,655,392 at August 31, 2011.  The Company’s cash and short-term investment position at August 31, 2012 was $1,128,675.

In the third quarter of 2011, the Company accelerated the expiry of various share purchase warrants and agents warrants issued pursuant to a private placement completed in January and February 2010.  A total of 10,885,942 warrants were exercised during the year at a price of $0.25 resulting in a total of $2,721,486 being added to the Company’s working capital.

5.C.  Research and Development, Patents and Licenses, Trademarks, etc.

5.D.  Trend Information

No Disclosure Necessary.

5.E.  Off-Balance Sheet Arrangements

At 8/31/2012 and 8/31/2011, the Company had no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company has no “hard” contractual obligations at 11/30/2012.  However, under certain of its property acquisition agreements, the Company is committed to expend funds on exploration and/or make cash option payments and/or issue common shares to maintain or complete its option arrangements.  The Company is required to pay approximately $60,000 in taxes each year to the Mexican government for its mineral exploration properties.

5.G.  Safe harbor.

      --- No Disclosure Necessary ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3

Directors and Senior Management

November 30, 2012

Name	Positions	Age	Date First Elected or Appointed
Ing. Daniel N. Fernandez (2)	Director	71	June 1998
Marc Legault	Director	52	January 2006
David Moore	Director	61	June 2012
Stephen Pearce (1)(3)	Director/CFO/Secretary	42	December 2000
Andrew Robertson (1)	Director	68	December 1998
Edward K. Sorbara (1)	Director	68	June 1998
J. Paul Sorbara (2)	Director/CEO/President	59	February 1997
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

Marc Legault, with Agnico-Eagle Mines Ltd. since 1988, is Senior VP of project evaluations in Toronto.  He is currently managing the exploration and evaluation program at Agnico’s Pinos Altos project in Chihuahua and is also directly involved in evaluating other exploration and mining opportunities in Mexico.  As an independent director of the Company, Mr. Legault supervises management and helps to ensure compliance with corporate governance policies and standards.

Stephen Pearce has been the Corporate Secretary of the Company since 12/11/2000 and CFO and a Director of the Company since 1/26/2006.  He was graduated from York University in 1993 with a degree in Economics.  He received his law degree from the University of British Columbia in 1996.  He is an attorney specializing in junior mining companies.  Mr. Pearce serves as a Director and/or Corporate Secretary of the following TSX Venture Exchange listed companies: Neotek Solutions Inc. (since 2001); Sable Resources Ltd. (since 2003), Sunorca Development Corporation (since 2008), Movarie Capital Corp. (since 2011) and Flying A Petroleum Ltd. (since 2012).  As a director of the Company, Mr. Pearce participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

David Moore is President and CEO of Serengeti Resources Inc.  Prior to joining Serengeti, David had a 30 year career with Teck Cominco; including management of Cominco’s Western Canadian and Canadian Exploration groups between 1995 and 1998, and International Exploration group from 1991 to 2001.  He has participated in the discovery and delineation of mineral deposits in a number of countries including leading the drill-out of the world class Red Dog zinc-lead deposit in Alaska.  He brings experience and expertise from grassroots prospecting, to resource delineation, to exploration management and international business development.  Since joining Serengeti in 2004 Mr. Moore has been instrumental in transforming the company into a successful British Columbia based mineral explorer. Moving early to acquire a large land package in the highly prospective Quesnel trough, he has raised more than $30 million in equity financing and in late 2006, along with partner Myron Osatenko, lead the discovery of the Kwanika copper-gold deposit. The significance of this discovery was recognized by AMEBC in 2011 when Mr. Moore was co-awarded the prestigious H.H.  “Spud” Huestis Prospector of the Year Award.  Mr. Moore is also a director of Murgor Resources Inc.

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

J. Paul Sorbara has been the President and CEO of the Company since 2/5/1997 and a Director of the Company since 5/10/1998.  He is a graduate of the University of Toronto where he received a Bachelor of Science Degree in 1976 and a Master of Science Degree in 1979.  He received the designation of Professional Geologist in 1991 from the Association of Professional Engineers and Geoscientists in British Columbia; and in 1985 the Geological Association of Canada awarded him the designation of Fellow of the Geological Association of Canada.  He also serves as the President of Minera Delta S.A. de C.V., a wholly owned subsidiary of Golden Goliath.  He owns a consulting firm, Sorbara Geological Consulting Ltd., but devotes very little time to that company. Since January 2004, he has been a Director of Great Atlantic Resources Corp. Since August 2007, he has been a Director of Jiulian Resources Inc.  He devotes full time to his duties as the President of the Company.  As a director of the Company, Mr. Sorbara participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

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

6.B.  Compensation

Director Compensation

The Company has no formal program for compensating Directors for their service as directors.  There are no Director service contracts with the Company providing for benefits upon termination of employment.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. The Company’s directors also participate in the Company’s Stock Option Plan; during Fiscal 2012, 4,200,000 stock options were granted to Directors.   No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table which details current and former Directors (Richard Hughes and David Moore) compensation paid/accrued for Fiscal 2012.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management/Directors during Fiscal 2012 was $262,117.  The following table details Senior Management/Director compensation paid/accrued for Fiscal 2012.

Table No. 4
Director and Senior Management Compensation
Name and principal position	Year	Salary	Share-based awards	Option-based awards	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation(3)
					Annual incentive plans	Long-term incentive plans
J. Paul Sorbara, CEO/ President (1)	2012	$120,000	NA	NA	NA	NA	NA	NA	$120,000
Stephen Pearce, CFO/Secretary	2012	$60,000	NA	NA	NA	NA	NA	NA	$60,000
Daniel Fernandez Manager of Minera Delta S.A.	2012	$38,145	NA	NA	NA	NA	NA	NA	$38,145
David Moore, Director	2012	NA	NA	NA	NA	NA	NA	$6,000	$6,000
Richard Hughes, Former Director (2)	2012	NA	NA	NA	NA	NA	NA	$37,972	$37,972
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

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2012, the most recently completed fiscal year; there were 4,700,000 stock options outstanding.  During Fiscal 2012, 5,715,000 stock options were granted to Senior Management, Directors, and employees/ consultants; all stock options vested upon granting.  During Fiscal 2012, no SARs (stock appreciation rights) were granted.  During Fiscal 2012: no stock options were exercised; 1,350,000 expired or were cancelled; and none were re-priced.

Table No. 5
Stock Option Grants in Fiscal 2012 Ended 8/31/2012
Name	Number of Options Granted	Percent Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Daniel Fernandez	600,000 175,000	10.5% 3.1%	$0.25 $0.20	December 20, 2011 July 16, 2012	December 20, 2016 July 16, 2017	$0.20 $0.17
David Moore	500,000	8.7%	$0.20	July 16, 2012	July 16, 2017	$0.17
Marc Legaul	325,000 100,000	5.7% 1.7%	$0.25 $0.20	December 20, 2011 July 16, 2012	December 20, 2016 July 16, 2017	$0.20 $0.17
Stephen Pearce	550,000 150,000	9.6% 2.6%	$0.25 $0.20	December 20, 2011 July 16, 2012	December 20, 2016 July 16, 2017	$0.20 $0.17
Andrew Robertson	250,000 100,000	4.4% 1.7%	$0.25 $0.20	December 20, 2011 July 16, 2012	December 20, 2016 July 16, 2017	$0.20 $0.17
Edward Sorbara	225,000 100,000	3.9% 1.7%	$0.25 $0.20	December 20, 2011 July 16, 2012	December 20, 2016 July 16, 2017	$0.20 $0.17
J. Paul Sorbara	500,000 250,000	8.7% 4.4%	$0.25 $0.20	December 20, 2011 July 16, 2012	December 20, 2016 July 16, 2017	$0.20 $0.17
Richard Hughes(1)	175,000	3.1%	$0.25	December 20, 2011	December 20, 2016	$0.17
Rob Hutchinson(1)	200,000	3.5%	$0.25	December 20, 2011	December 20, 2016	$0.17
Management/Directors	2,825,000 1,375,000	49.4% 24.1%	$0.25 $0.20	December 20, 2011 July 16, 2012	December 20, 2016 July 16, 2017	$0.20 $0.17
Employees/Consultants	1,215,000 300,000	21.2% 5.2%	$0.25 $0.20	December 20, 2011 July 16, 2012	December 20, 2016 July 16, 2017	$0.20 $0.17
TOTAL	4,040,000 1,675,000	70.7% 29.3%	$0.25 $0.20	December 20, 2011 July 16, 2012	December 20, 2016 July 16, 2017	$0.20 $0.17

(1)

Former directors of the Company.

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During Fiscal 2012 Ended 8/31/2012, the most recently completed fiscal year, no stock options were exercised by Senior Management and/or Directors.  No SARs (stock appreciation rights) were exercised during this period.

The following table gives certain information concerning stock option exercises during Fiscal 2012 by the Company’s Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 6
Aggregated Stock Options Exercises in Fiscal 2011 Fiscal Yearend Unexercised Stock Options Fiscal Yearend Stock Option Values Senior Management/Directors
Name	Number of Shares Acquired on Exercise	Aggregate Value Realized (1)	Number of Unexercised Options at Fiscal Yearend Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Yearend (1) Exercisable/ Unexercisable
Ing. Daniel N. Fernandez	Nil	Nil	1,000,000/nil	$nil/$nil
David Moore	Nil	Nil	500,000/nil	$nil/$nil
Marc Legault	Nil	Nil	500,000/nil	$2,500/$nil
Stephen Pearce	Nil	Nil	1,000,000/nil	$7,500/$nil
Andrew Robertson	Nil	Nil	500,000/nil	$2,500/$nil
Edward K. Sorbara	Nil	Nil	500,000/nil	$5,000/$nil
J. Paul Sorbara	Nil	Nil	1,700,000/nil	$45,000/$nil

(1) The market price for the Company’s common shares on 8/31/2012 was $0.20. No value has been given to unexercised options that were out-of-the-money on 8/31/2012.

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

Written Management Agreements

The Company has retained Mr. Hughes, a former director of the Company, through Hastings Management Corp., a company wholly owned by him.  Pursuant to administrative services provided to the Company including providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices.  Currently, he is paid approximately $3,500 per month.  The contract is on a month-to-month basis and can be terminated by either party with one month’s written notice.

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

6.C.1.  Terms of Office.  Refer to ITEM 6.A and ITEM 6.C.

6.C.2.  Directors’ Service Contracts.  No Disclosure Necessary

6.C.3.  Board Independence

The Board of Directors has adopted standards for determining whether a director is independent from management. The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment.  The Board of Directors has affirmatively determined, based on its standards, that the Messrs. David Moore, Marc Legault, Andrew Robertson, and Edward Sorbara are independent.

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2012, the Board of Directors held one scheduled meeting.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholder; all but Marc Legault, Robin Hutchinson, Richard Hughes and Andrew Robinson of the directors attended the December 2011 annual shareholders meeting.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted 9/1/2006.  The current members of the Audit Committee are: Stephen Pearce, Andrew Robertson (independent), and Edward Sorbara (independent).  The Audit Committee met once during Fiscal 2012 and has met once during Fiscal 2013-to-date but regularly communicate informally throughout the year.

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

6.C.5.  Code of Ethics

The Board has adopted “Code of Business Contact and Ethics” addressing various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2012 and Fiscal 2013-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of 11/30/2013, the Company had fourteen full-time employees and several part-time employees/consultants, including the Senior Management; ten of these employees are directly engaged in mineral exploration/development. As of 8/31/2012 and 8/31/2011, the Company had fourteen and fourteen employees, respectively, including the Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

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

Table No. 7

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

November 30, 2012

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #
Common	Sprott Asset Management (1)	9,536,478	10.3%
Common	Agnico Eagle Mines Limited (2)	6,762,000	7.3%
	5% Shareholder Subtotal	16,298,478	17.6%
Common	J. Paul Sorbara (3)	2,599,970	2.8%
Common	Daniel Fernandez (4)	2,067,000	2.2%
Common	Edward Sorbara (5)	861,625	0.9%
Common	David Moore (6)	515,000	0.6%
Common	Andrew Robertson (7)	701,000	0.8%
Common	Stephen Pearce (8)	1,050,000	1.1%
Common	Marc Legault (9)	500,000	0.5%
	Directors and Senior Management Subtotal	8,294,595	8.9%
	TOTAL	24,593,073	26.5%

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

855,500 common shares and 500,000 stock options are held indirectly through Sorbara Geological Consulting Limited, a private company controlled by Mr. Sorbara.

(4)

1,000,000 represent currently exercisable stock options.

(5)

500,000 represent currently exercisable stock options.

(6)

500,000 represent currently exercisable stock options.

(7)

500,000 represent currently exercisable stock options.

500,000 common shares are registered in the name of A. MacG. Robertson & Associates Inc., and A. MacG. Holdings Inc., of which Andrew MacG. Robertson is the sole owner of all issued voting shares.

(8)

1,000,000 represent currently exercisable stock options.

(9)

500,000 represent currently exercisable stock options.

#  Based on 92,216,445 common shares outstanding at 12/31/2012, and warrants and stock options held by each beneficial holder exercisable within sixty days.

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

(f)

options held by an option holder who is a director, employee, consultant or management company employee must expire within a reasonable period of time after the option holder ceases to be a director, employee, consultant or management company employee;

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

Table No. 8

Stock Options Outstanding

November 30, 2012

J. Paul Sorbara	450,000	$0.10	12/8/2008	12/7/2013
	500,000	$0.25	5/7/2010	5/7/2015
	500,000	$0.25	12/21/2011	12/21/2016
	250,000	$0.20	7/16/2012	7/16/2017
Stephen Pearce	75,000	$0.10	12/8/2008	12/7/2013
	225,000	$0.25	5/7/2010	5/7/2015
	550,000	$0.25	12/21/2011	12/21/2016
	150,000	$0.20	7/16/2012	7/16/2017
Daniel Fernandez	50,000	$0.10	12/8/2008	12/7/2013
	225,000	$0.25	5/7/2010	5/7/2015
	600,000	$0.25	12/21/2011	12/21/2016
	175,000	$0.20	7/16/2012	7/16/2017
David Moore	500,000	$0.20	7/16/2012	7/16/2017
Marc Legault	100,000	$0.20	7/16/2012	7/16/2017
	25,000	$0.10	12/8/2008	12/7/2013
	50,000	$0.25	5/7/2010	5/7/2015
	325,000	$0.25	12/21/2011	12/21/2016
Andrew Robertson	25,000	$0.10	12/8/2008	12/7/2013
	125,000	$0.25	5/7/2010	5/7/2015
	250,000	$0.25	12/21/2011	12/21/2016
	100,000	$0.20	7/16/2012	7/16/2017
Edward Sorbara	50,000	$0.10	12/8/2008	12/7/2013
	125,000	$0.25	5/7/2010	5/7/2015
	225,000	$0.25	12/21/2011	12/21/2016
	100,000	$0.20	7/16/2012	7/16/2017
Total Officers/Directors	6,375,000
Employees/Consultants/etc.	25,000	$0.10	12/8/2008	12/7/2013
	300,000	$0.20	7/16/2012	7/16/2017
	1,075,000	$0.25	5/7/2010	5/7/2015
	1,215,000	$0.25	12/21/2011	12/21/2016
TOTAL	8,990,000

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

	Common Shares Owned at 12/31/2012	Common Shares Owned at 01/31/2012
Sprott Asset Management	9,536,478	11,329,878
Agnico Eagle Mines Limited	6,762,000	6,762,000

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 11/30/2012, the Company’s shareholders’ list showed 92,216,445 common shares outstanding, with 39 registered shareholders.  12 of these shareholders were resident in Canada, holding 87,228,106 common shares (representing about 94.6% of the issued/outstanding shares); 25 registered shareholders were resident in the United States, holding 3,828,339 common shares (representing about 4.2%); and 2 registered shareholder were resident in other countries, holding 1,160,000 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 700 “holders of record” in Canada, holding approximately 80% of the outstanding shares of the Company, and over 1,000 beneficial owners that own 100% of its common shares.

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

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides services to the Company including providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require. These costs to Hastings Management are divided between several public and private companies and not all the costs of each category is paid by any one company. As such, while most companies charge these expenses individually to the income statement the Company reduces these costs by sharing them with other companies. Hastings Management estimates the percentage of time spent on any one company in any given period and it is charged proportionately.  Richard Hughes, a Director of Golden Goliath, owns Hastings Management.  During the Fiscal 2011 Ended August 31, 2012, Hastings Management charged the Company $37,972 (2011 = $42,579) for these services.

J.Paul Sorbara’s “annual compensation” is paid to Sorbara Geological Consulting Ltd., private company owned and controlled by him.  During Fiscal 2012/2011, this firm was paid $120,000 and $120,000.

Due from Related Parties at 8/31/2012 included $36,429 (2011 = $90) due from a company controlled by a director.

During Fiscal 2012 ended August 31, 2012, the Company paid $38,145 (2011 = $41,179) in wages and benefits to Daniel Fernandez, Manager of Minera Delta S.A. and a director.

During Fiscal 2012 ended August 31, 2012, the Company paid $60,000 (2011 = $60,000) in consulting fees to Stephen Pearce, CFO/Secretary/Director.

During Fiscal 2012 ended August 31, 2012, the Company paid $6,000 (2011 = $nil) in consulting fees to David Moore, Director.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 8/31/2011, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Fiscal 2012/2011/2010 Ended August 31st

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

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

Period Ended	Volume	High	Low	Closing
Monthly
11/30/2012	2,519,100	$0.17	$0.13	$0.15
10/31/2012	1,482,700	$0.20	$0.18	$0.19
9/30/2012	2,730,500	$0.20	$0.18	$0.19
8/31/2012	1,572,700	$0.22	$0.15	$0.20
7/31/2012	655,800	$0.18	$0.15	$0.16
6/30/2012	710,700	$0.19	$0.14	$0.17
Quarterly
11/30/2012	6,802,100	$0.20	$0.13	$0.15
8/31/2012	2,939,200	$0.22	$0.14	$0.20
5/31/2012	4,007,900	$0.26	$0.14	$0.15
2/29/2012 /2012	6,905,300	$0.30	$0.19	$0.23
11/30/2011	5,738,100	$0.38	$0.18	$0.19
8/31/2011	8,132,900	$0.47	$0.24	$0.38
5/31/2011	17,866,700	$0.59	$0.30	$0.33
2/28/2011	30,317,200	$0.75	$0.21	$0.53
11/30/2010	9,458,400	$0.29	$0.19	$0.22
Yearly
8/31/2012	19,062,000	$0.30	$0.13	$0.20
8/31/2011	62,054,900	$0.75	$0.18	$0.38
8/31/2010	24,849,700	$0.32	$0.14	$0.21
8/31/2009	19,670,900	$0.18	$0.04	$0.13
8/31/2008	12,113,700	$0.45	$0.13	$0.15

The Company’s common shares began trading on the Berlin Stock Exchange on 4/23/2004, with the trading symbol of “GGZ.BE”.  Total volume through 11/30/2012 was 123,500.  Prices ranged from euro$0.02 to euro$0.51; the closing price on 11/30/2012 was euro$0.10; one trade occured during FY2012.

The Company’s common shares began trading on the Frankfurt Stock Exchange on 1/14/2004, with the trading symbol of “GGZ.F”.  Total volume through 11/30/2012 was 9,806,000.  Prices ranged from euro$0.01 to euro$0.50; the closing price on 11/30/2012 was euro$0.10.

The Company’s common shares began trading on the Munich-Stock Exchange on 1/17/2006, with the trading symbol of “GGZ.MU”.  Total volume through 11/30/2012 was 2,945,500. Prices ranged from euro$0.01 to euro$0.47; the closing price on 11/30/2012 was euro$0.11.

The Company’s common shares began trading on the Stuggart Stock Exchange in Europe on 1/18/2011, with the trading symbol of “GGZ.SG”.  Total volume through 11/30/2012 was 311,100.  Prices ranged from euro$0.12 o euro$0.48; the closing price on 11/30/2012 was euro$0.10.

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

Warrants

As of 11/30/2012, no share purchase warrants were outstanding.

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

This summary does not address potential tax effects relevant to our Company or those tax considerations that depend upon circumstances specific to each investor.  In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our Company.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as August 31, 2012.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of August 31, 2012, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of August 31, 2012.

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

There have been no changes in the Company's internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting with regard to deficiencies or material weaknesses other than the corrective actions to ensure proper disclosure is included in the Company’s filings under the Exchange Act, including the Form 20-F Annual Report.

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

ITEM 16B.  CODE OF ETHICS

The Board has adopted “Code of Business Contact and Ethics” addressing various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2012 and Fiscal 2013-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

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

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2011 Ended 8/31/2012	Fiscal 2011 Ended 8/31/2011
Audit Fees	$35,000	$32,900
Audit-Related Fees	$6,000	$nil
Tax Fees	$nil	$1,250
All Other Fees	$nil	$nil
TOTAL	$41,000	$34,150

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 16F.  CHANGE IN REGISTRANTS’S CEERTIFYING ACCOUNTANT

ITEM 16G.  CORPORTE GOVERNANCE

           --- No Disclosure Necessary ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have elected to provide financial statements for the fiscal year ended August 31, 2012 and the related information pursuant to ITEM 18.

ITEM 18.  FINANCIAL STATEMENTS

Financial Statements

The financial statements appear in this annual report on Form 20-F beginning on page F-3.  The report of the independent registered public accounting firm appears on page F-2.

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

15.  (a) Any additional exhibits you wish to file as part of the registration statement or report, clearly marked to indicate their subject matter:

         --- No Disclosure Necessary---

     (b) any document or part of a document incorporated by reference in this filing if it is not otherwise required Additional Exhibits:

         ---Incorporated by reference to Form 20-FR Registration Statement, as amended and Form 6-K’s ---

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012 and 2011

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders of

Golden Goliath Resources Ltd.

(An exploration stage company)

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Golden Goliath Resources Ltd., which comprise the consolidated statements of financial position as at August 31, 2012, August 31, 2011 and September 1, 2010, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended August 31, 2012 and August 31, 2011, and a summary of significant acocunting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Golden Goliath Resources Ltd. as at August 31, 2012, August 31, 2011 and September 1, 2010, and its financial performance and cash flows for the years ended August 31, 2012 and August 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Vancouver, Canada	“Morgan & Company”

December 14, 2012	Chartered Accountants

Tel: (604) 687 – 5841 Fax: (604) 687 – 0075 www.morgan-cas.com	MEMBER OF	P.O. Box 10007 Pacific Centre Suite 1488 – 700 West Georgia Street Vancouver, BC V7Y 1A1

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

	AUGUST 31, 2012	AUGUST 31, 2011 (NOTE 18)	SEPTEMBER 1, 2010 (NOTE 18)

ASSETS

Current Assets
Cash	$249,032	$275,374	$246,644
Short term investments (Note 5)	879,643	2,461,232	1,650,000
Marketable securities (Note 6)	120,000	65,625	-
Accounts receivable (Note 7)	31,389	17,257	34,042
Due from related parties (Note 15)	36,429	90	21,108
Prepaid expenses	37,633	9,741	22,085
Total Current Assets	1,354,126	2,829,319	1,973,879

Non-current Assets
Value-added taxes recoverable	78,340	70,574	40,018
Exploration advances	-	-	35,496
Exploration and evaluation assets (Notes 8 and 17)	7,597,438	8,981,467	8,089,770
Property and equipment (Note 9)	119,433	141,248	93,064

Total Assets	$9,149,337	$12,022,608	$10,232,227

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$103,460	$115,927	$165,372

Non-current Liabilities
Employment benefit obligations	60,004	58,000	37,000

Total Liabilities	163,464	173,927	202,372

EQUITY

Share capital (Note 10)	24,848,652	24,848,652	21,928,143
Reserves	2,803,145	1,971,423	2,061,321
Deficit	(18,665,924)	(14,971,394)	(13,959,609)
Total Equity	8,985,873	11,848,681	10,029,855

Total Liabilities and Equity	$9,149,337	$12,022,608	$10,232,227

Going Concern (Note 1)
These consolidated financial statements were authorized for issue by the Board of Directors on December 14, 2012. They are signed on behalf of the Company by:

“J. Paul Sorbara”		“Stephen W. Pearce”
Director		Director

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2012	2011
Expenses
Amortization	$26,088	$26,054
Automobile	3,398	2,823
Consulting (Note 15)	235,792	191,928
Foreign exchange loss	14,356	22,130
Investor relations	81,514	38,242
Management fees (Note 15)	120,000	120,000
Office and general (Note 15(a))	91,776	111,504
Professional fees	64,793	64,958
Rent and utilities	36,486	44,595
Transfer agent and filing fees	16,729	16,747
Travel	26,568	34,314
Share-based compensation (Note 15)	777,347	-
Wages and benefits (Note 15)	238,629	293,195
Loss Before Other Income (Expenses)	(1,733,476)	(966,490)

Other Income (Expenses)
Gain on sale of mineral property	26,461	-
Property option payment received	-	55,843
Write down of mineral property exploration costs	(2,007,751)	(118,769)
Other income	123	-
Interest Income	20,113	17,631
Net Loss For The Year	(3,694,530)	(1,011,785)

Other Comprehensive Gain (Loss)
Unrealized gain (loss) on marketable securities	54,375	(9,375)
Comprehensive loss for the year	$(3,640,155)	$(1,021,160)

Loss Per Share – Basic and Diluted	$(0.04)	$(0.01)

Weighted Average Number Of Shares Outstanding – Basic and diluted	92,216,445	85,749,549

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

			RESERVES
	Common Shares		Share-Based Payments Reserve	Available-For-Sale Revaluation Reserve
	Without Par Value
	Shares	Amount			Deficit	Total Equity
Balance, August 31, 2010	80,655,503	$21,928,143	$2,061,321	$-	$(13,959,609)	$10,029,855
Stock options exercised	675,000	118,500	-	-	-	118,500
Fair value of options allocated to shares on exercise	-	80,523	(80,523)	-	-	-
Warrants exercised	10,885,942	2,721,486	-	-	-	2,721,486
Other comprehensive loss	-	-	-	(9,375)	-	(9,375)
Net loss for the year	-	-	-	-	(1,011,785)	(1,011,785)
Balance, August 31, 2011	92,216,445	24,848,652	1,980,798	(9,375)	(14,971,394)	11,848,681
Share-based compensation	-	-	777,347	-	-	777,347
Other comprehensive gain				54,375		54,375
Net loss for the year	-	-	-		(3,694,530)	(3,694,530)
Balance, August 31, 2012	92,216,445	$24,848,652	$2,758,145	$45,000	$(18,665,924)	$8,985,873

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2012	2011

Operating Activities
Net loss for the year	$(3,694,530)	$(1,011,785)
Adjustments to reconcile loss to net cash used in operating activities:
Amortization	26,088	26,054
Gain on sale of mineral property	(26,461)	-
Interest income	(20,113)	(17,631)
Share-based compensation	777,347	-
Write down of mineral property exploration costs	2,007,751	118,769
Change in non-cash operating assets and liabilities:
Accounts receivable	(15,309)	(25,003)
Due from related parties	(36,339)	21,018
Prepaid expenses	(27,892)	12,344
Accounts payable and accrued liabilities	73,438	(48,450)
Employment benefit obligations	(5,388)	21,000
Cash Used In Operating Activities	(941,408)	(903,684)

Investing Activities
Expenditures on mineral properties	(725,995)	(1,100,965)
Purchase of short term investments	(1,300,000)	(3,800,000)
Proceeds from redemption of short term investments	2,875,000	3,000,000
Purchase of property and equipment	(4,273)	(74,238)
Interest income	20,113	17,631
Mineral property option payment received	-	50,000
Proceeds on sale of mineral property interest	50,221	-
Cash Provided By (Used In) Investing Activities	915,066	(1,907,572)

Financing Activities
Share issuances for cash	-	2,839,986
Cash Provided By Financing Activities	-	2,839,986

(Decrease) Increase In Cash	(26,342)	28,730

Cash, Beginning of Year	275,374	246,644

Cash, End Of Year	$249,032	$275,374

Supplementary Cash Flow Disclosure And Non-Cash Investing and Financing Activities:
Interest paid	$-	$-
Income taxes paid	$-	$-
Shares received for mineral property interest	$-	$75,000

See accompanying notes to consolidated financial statements

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Golden Goliath Resources Ltd. (the “Company”) was incorporated on June 12, 1996 under the Business Corporations Act of British Columbia, Canada.  The Company is a public company listed on the TSX Venture Exchange (the “TSX.V”), trading under the symbol “GNG”. The address of the Company’s corporate office and principal place of business is Suite 711, 675 West Hastings Street, Vancouver, British Columbia, Canada.  The Company’s principal business activity is the acquisition and exploration of resource properties.

The Company is in the exploration stage and is in the process of evaluating its Mexican resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The recoverability of amounts shown for exploration and evaluation assets are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.  Managements’ plan in this regard is to secure additional funds through future equity financings, which either may not be available or may not be available on reasonable terms.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the financial statements. The Company has incurred operating losses since inception, has no source of operating cash flow, minimal income from short-term investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to complete the exploration of its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success. These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the financial statements.

2.

BASIS OF PRESENTATION

a)    Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which the Company has adopted in its annual consolidated financial statements as at and for the year ended August 31, 2012. Previously the Company prepared its annual consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”). The significant accounting policies presented in this note have been consistently applied in each of the years presented.

The Company’s transition date to IFRS and its opening IFRS consolidated statement of financial position are as at September 1, 2010 (the “Transition Date”). An explanation of how the transition to IFRS on the Transition Date has affected the reported financial position and financial performance of the Company is provided in Note 18, which includes reconciliations of the Company’s consolidated statements of financial position, operations and comprehensive loss for comparative periods prepared and previously reported in accordance with CGAAP, to those prepared and reported in these consolidated financial statements in accordance with IFRS.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

2.

BASIS OF PRESENTATION (Continued)

b)

Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. These consolidated financial statements have also been prepared using the accrual basis of accounting, except for cash flow information.  In the opinion of management, all adjustments (including normal recurring accruals), considered necessary for a fair presentation have been included.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation and that are effective or available for early adoption on August 31, 2012, the Company’s first annual reporting date under IFRS.

c)

Foreign Currencies

The Company’s reporting currency and functional currency is the Canadian dollar.  Transactions in United States (“US”) and Mexican (“MXN”) foreign currencies have been translated into Canadian dollars as follows:

•

Monetary items at the rate prevailing at the balance sheet date;

•

Non-monetary items at the historical exchange rate;

•

Revenues and expenses at the average rate in effect during the applicable accounting period; and

•

Gains or losses arising on foreign currency translation are included in the statements of operations and comprehensive loss.

d)

Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets.  Note 17 discloses the carrying value of such assets.  The triggering events for exploration and evaluation assets are defined in IFRS 6 Exploration and evaluation of mineral resources and are as follows:

o

the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

o

substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

2.    BASIS OF PRESENTATION (Continued)

d)   Significant Accounting Judgments and Estimates (Continued)

i.

Intangible Exploration and Evaluation Assets (Continued)

o

exploration for and evaluation of mineral resources in the specific area have not let to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area;

o

sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves.  The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

ii.

Decommissioning Liabilities

Management’s assumption that there are currently no decommissioning liabilities is based on the facts and circumstances that exist during the period.

iii.

Other Financial Liabilities

The Company has applied judgment in recognizing accrued liabilities, including judgment as to whether the Company has a present obligation (legal or constructive) as a result of a past event; whether it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and whether a reliable estimate can be made of the amount of the obligation.

iii.

Share-based Compensation

The inputs used in accounting for share-based compensation expense in the statements of operations and comprehensive loss.

3.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below for the year ended August 31, 2012 have been applied consistently to all periods presented in these consolidated financial statements and for the purposes of the transition to IFRS.

a)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Delta S.A. de C.V. of Mexico, and 4247 Investments Ltd. (inactive) of British Columbia, Canada. The subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtained control, and will continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Significant inter-company balances and transactions have been eliminated on consolidation.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)

Financial Instruments and Risk Management

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises cash, short term investments and financial assets including derivatives acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in the statements of operations and comprehensive loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment.  Significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the statements of operations and comprehensive loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the statements of operations and comprehensive loss.

Transaction costs associated with fair value through profit or loss financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of operations and comprehensive loss.

Other financial liabilities - This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)

Financial Instruments and Risk Management (Continued)

Financial liabilities (Continued)

The Company has classified cash as fair value through profit or loss financial assets. Investments in marketable securities are classified as available for sale. Other receivables and related party advances are classified as loans and receivables. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities. Management did not identify any material embedded derivatives, which require separate recognition and measurement.

Disclosures about the inputs to financial instrument fair value measurements are made within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3	Inputs that are not based on observable market data

Financial instruments are exposed to credit, liquidity and market risks. Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Liquidity risks is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Market risk is that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of price risk: currency risk, interest rate risk and other price risk.

Credit risk and liquidity risk on amounts due to creditors are significant to the Company’s balance sheet. The Company manages these risks by actively pursuing additional share capital issuances to settle its obligations in the normal course of its operating, investing and financing activities. The Company’s ability to raise share capital is indirectly related to changing metal prices and the prices of gold and silver in particular. To mitigate this market risk, management of the Company actively pursues a diversification strategy with property holdings focusing on precious metals as well as base metals.

c)

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

d)

Comprehensive Income

Other comprehensive income represents the change in net equity for the period that arises from unrealized gains and losses on available-for-sale financial instruments. Amounts included in other comprehensive income are shown net of tax. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented as a category in shareholders’ equity.

e)

Exploration and Evaluation Assets

Exploration and evaluation expenditures include the costs associated with exploration and evaluation activity. Exploration and evaluation expenditures are capitalized as incurred. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)    Exploration and Evaluation Assets (Continued)

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, which management has determined to be indicated by a feasibility study, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.  If it is determined that exploration and evaluation assets are not recoverable, the property is abandoned, or management has determined an impairment in value, the property is written down to its estimated recoverable amount.

It is management’s judgement that none of the Company’s exploration and evaluation assets have reached the development stage and as a result are all considered to be exploration and evaluation assets.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements. The Company is not aware of any disputed claims of title.

f)

Property and Equipment

IFRS requires that assets be disaggregated into individual components for amortization purposes and revaluation of property, plant and equipment to fair value is also permitted. The Company currently tracks individual assets with distinct useful lives and depreciates separately. The Company elected to use the cost method and not the revaluation method due to the difficulty in determining accurate fair value information and the effort required to continually monitor fair values.

Equipment is recorded at cost and amortized on a straight-line basis over their estimated useful lives at the following rates:

Equipment	10% - 30%
Vehicles	25%

g)

Employee Future Benefits

The Company is subject to Mexican statutory laws and regulations governing employee termination benefits and accrues for employee future benefits based on management’s estimates of the expected payments.

These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees.

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)    Impairment of Non-Financial Assets (Continued)

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end.  Other non-financial assets, including exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.  The Company has one cash-generating unit for which impairment testing is performed.

Where an indicator of impairment exists, an estimate of the recoverable amount is made.   Determining the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Changes in circumstances may affect these estimates and the recoverable amount.

An impairment loss is recognized in the statement of operations, except to the extent they reverse gains previously recognized in other comprehensive income or loss.

i)

Impairment of Financial Assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of assets is impaired.  A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

j)

Share Capital

Non-monetary consideration

Agent’s warrants, stock options and other equity instruments issued as purchase consideration in non-monetary transactions other than as consideration for mineral properties are recorded at fair value determined by management using the Black-Scholes option pricing model. The fair value of the shares issued is based on the trading price of those shares on the TSX.V on the date of the agreement to issue shares as determined by the Board of Directors. Proceeds from unit placements are allocated between shares and warrants issued using the residual method.

Share-based compensation

The share option plan allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as an employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

In situations where equity instruments are issued to non‐employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share‐based payment. Otherwise, share‐based compensation is measured at the fair value of goods or services received.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)    Share Capital (Continued)

Share Issuance Costs

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations

k)

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

l)

Income Taxes

Income tax expense comprises of current and deferred tax.  Current tax and deferred tax are recognized in net  income  except  to  the  extent  that  it  relates  to  a  business  combination  or  items  recognized  directly  in equity or in other comprehensive income or loss.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years.  Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the  deferred  tax  asset  can  be  utilized.  At  the  end  of  each  reporting  period  the  Company  reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the  extent  that  it  has  become  probable  that  future  taxable  profit  will  allow  the  deferred  tax  asset  to  be recovered.

m)

Decommissioning Liabilities

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. A pre-tax discount rate that reflects the time value of money and the risks specific to the liability are used to calculate the net present value of the expected future cash flows. These costs are charged to the statement of loss over the economic life of the related asset, through depreciation expense using either the unit-of-production or the straight-line method as appropriate. The related liability is progressively increased each period as the effect of discounting unwinds, creating an expense recognized in the statement of loss.  The liability is assessed at each reporting date for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)

Decommissioning Liabilities (Continued)

Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

4.

FUTURE ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The following standards and interpretations have been issued but are not yet effective and have not been early adopted by the Company:

IAS 12 - Income Taxes

IAS 12 addresses the recovery of underlying assets. This amendment is effective January 1, 2012 with earlier application permitted.  The Company plans to adopt this standard as of September 1, 2012.  The Company has yet to assess the full impact of this standard.

IFRS 9 – Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015. The Company has yet to assess the full impact of IFRS 9.

The following standards are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.  The Company plans to adopt the following standards, as applicable for its fiscal year commencing September 1, 2013.  The Company has yet to assess the full impact of these standards:

IFRS 10 - Consolidated Financial Statements

IFRS 10 supercedes IAS 27: Consolidated and Separate Financial Statements and builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 11 - Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement and supersedes IAS 31: Interests in Joint Ventures and SIC 13: Jointly Controlled Entities - Non- Monetary Contributions by Venturers.

IFRS 12 - Disclosure of Interests in Other Entities

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off statement of financial position vehicles.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

4.

FUTURE ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED  (Continued)

IFRS 13 Fair Value Measurement

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

IAS 27 - Separate Financial Statements

IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9.

IAS 28 - Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

5.

SHORT-TERM INVESTMENTS

As at August 31, 2012, the Company’s short–term investment of $875,000 (August 31, 2011 - $2,461,232) was comprised of Canadian investments in guaranteed investment certificates maturing on April 10, 2013 at effective interest rates of 1.3% (August 31, 2011 – 1.2%).

6.

MARKETABLE SECURITIES

Marketable securities consist of 375,000 (August 31, 2011 – 375,000) common shares of Comstock Metals Ltd. with a fair value of $120,000 (August 31, 2011 - $65,625).

Marketable securities are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the investment is derecognized or impaired, at which time, the gain (loss) would be recorded in net income.

7.

ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	AUGUST 31,
	2012	2011

Sales taxes recoverable	$ 13,552	$ 16,183
Other receivable	17,837	1,074
	$ 31,389	$ 17,257

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

8.

EXPLORATION AND EVALUATION ASSETS

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 17. Property payments made on the Company’s mineral property interests are included in the property descriptions below.  Acquisition costs paid through August 31, 2012 are as follows:

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

In May 2007 and amended April 2011, the Company optioned to Comstock Metals Ltd. (“Comstock”) the right to earn up to a 75% and 60% interest respectively in the Corona and El Chamizal properties in exchange for Comstock spending $500,000 and $200,000 on the respective properties before February 8, 2014, and issuing 300,000 (150,000 common shares received) and 150,000 (25,000 common shares received) common shares respectively to the Company over a period of two years. In order to keep the option in good standing, the optionee paid $50,000 and issued an additional 200,000 common shares to the Company.

The Company has received notice from Comstock that it has spent in excess of $1,000,000 at Corona and wishes to enter into a joint venture to further explore the property. As of the date of these financial statements the Company has not yet finailzed a joint venture with Comstock on the Corona property.

Comstock has advised the Company that it will no longer proceed with the El Chamizal option and has returned a 100% interest in the Property back to the Company.

In December 2011, the Company signed an Earn-in and Shareholders Agreement with Agnico-Eagle Mines Limited (“Agnico”) for the exploration and development of the Company’s Las Bolas/Los Hilos property.  Under the terms of the agreement, Agnico has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of 5 years. The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico will have the right to earn an additional 20% interest by spending $6,000,000 over another period of four years and completing a feasibility study or by spending $10,000,000 over a longer period of eight years.

In April 2012 the Company sold a mining concession for cash proceeds of $50,221 and recorded a gain on sale of $26,461.

During the year ended August 31, 2012, $2,007,751 (2011 - $118,769; 2010 - $74,298) in deferred expenditures related to certain mineral claims were written off. While the Company will continue to hold these claims, management currently does not view them as priorities and does not currently intend to conduct any exploration activities on these claims in the next year.

9.

PROPERTY AND EQUIPMENT

Cost	Equipment	Vehicles	Land	Total
Balance September 1, 2010	$ 81,997	$ 91,416	$ 18,917	$ 192,330
Additions	64,044	10,194	-	74,238
Balance August 31, 2011	146,041	101,610	18,917	266,568
Additions	4,273	-	-	4,273
Balance August 31, 2012	$ 150,314	$ 101,610	$ 18,917	$ 270,841

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

9.    PROPERTY AND EQUIPMENT (continued)

Accumulated amortization	Equipment	Vehicles	Land	Total
Balance September 1, 2010	$ 42,188	$ 57,078	$ -	$ 99,266
Amortization	12,635	13,419	-	26,054
Balance August 31, 2011	54,823	70,497	-	125,320
Amortization	17,150	8,938	-	26,088
Balance August 31, 2012	$ 71,973	$ 79,435	$ -	$ 151,408

Carrying amounts
As at September 1, 2010	$ 39,809	$ 34,338	$ 18,917	$ 93,064
As at August 31, 2011	$ 91,218	$ 31,113	$ 18,917	$ 141,248
As at August 31, 2012	$ 78,341	$ 22,175	$ 18,917	$ 119,433

10.

SHARE CAPITAL AND RESERVES

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

As at August 31, 2012, the Company had 92,216,445 (August 31, 2011 – 92,216,445) common shares issued and fully paid.

Warrants

As at August 31, 2012 and 2011 there were no share purchase warrants outstanding.

A summary of changes in share purchase warrants is presented below:

	NUMBER OF	EXERCISE
	WARRANTS	PRICE
Outstanding and exercisable at August 31, 2010	10,945,133	$0.25
Warrants exercised	(10,885,942)	$0.25
Warrants expired	(59,191)	$0.25
Outstanding and exercisable at August 31, 2011 and August 31, 2012	-	-

Stock Options

On December 21, 2011, the Company granted 2,825,000 incentive stock options to directors and officers of the Company and 1,215,000 incentive stock options to employees and consultants of the Company, at a price of $0.25 per share, exercisable for a period of five years.

On July 16, 2012, the Company granted 1,375,000 incentive stock options to directors and officers of the Company and 300,000 incentive stock options to employees and consultants of the Company, at a price of $0.20 per share, exercisable for a period of five years.

During the year ended on August 31, 2011, no stock options were granted to directors and employees of the Company.

The fair value of the stock options granted during the year was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	December 21, 2011	July 16, 2012
Stock based compensation	$ 553,675	$ 223,672
Risk-free interest rate	1.18%	1.12%
dividend yield of nil, volatility factor	102.71%	102.49%
weighted average expected life of the options	5 years	5 years

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

10.

SHARE CAPITAL AND RESERVES (Continued)

Stock Options (Continued)

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, August 31, 2010	7,425,000	$ 0.29
Expired	(2,050,000)	0.36
Exercised	(675,000)	0.18
Balance, August 31, 2011	4,700,000	0.27
Cancelled	(150,000)	0.35
Granted	5,715,000	0.25/0.20
Expired	(1,200,000)	-
Balance, August 31, 2012	9,065,000	$ 0.23

The following summarizes information about stock options outstanding at August 31, 2012:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
NUMBER OF OPTIONS	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE

9,065,000	3.76 years	$ 0.23	9,065,000	3.76 years	$ 0.23

The following summarizes information about stock options outstanding at August 31, 2011:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	WEIGHTED			WEIGHTED
	AVERAGE	WEIGHTED		AVERAGE	WEIGHTED
NUMBER	REMAINING	AVERAGE	NUMBER	REMAINING	AVERAGE
OF	CONTRACTUAL	EXERCISE	OF	CONTRACTUAL	EXERCISE
OPTIONS	LIFE	PRICE	OPTIONS	LIFE	PRICE

4,700,000	2.63 years	$ 0.27	4,700,000	2.63 years	$ 0.27

Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s Statements of Financial Position include ‘Share-based Payment Reserves’, and ‘Accumulated Deficit’.

•

‘Share-based Payment Reserve’ is used to recognize the fair value of stock option grants prior to exercise, expiry or cancellation and the fair value of other share-based consideration paid at the date of payment.

•

‘Accumulated Deficit’ is used to record the Company’s change in deficit from earnings from year to year.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

11.

LOSS PER SHARE

The Company calculates the basic and diluted loss per common share using the weighted average number of common shares outstanding during each period and the diluted loss per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

To compute diluted earnings per share, the average number of shares outstanding is adjusted for the number of all potentially dilutive shares.  As of August 31, 2012 and August 31, 2011 the Company had a total of 9,065,000 and 4,700,000 stock options outstanding out of which 2,400,000 and 3,275,000 respectively were potentially dilutive and were not included in the Company’s loss per common share calculation because the result was anti-dilutive.

	Years ended August 31,
	2012	2011
Issued common shares at September 1,	92,216,445	80,655,503
Weighted average issuances	-	5,094,046
Basic weighted average common shares	92,216,445	85,749,549

12.

SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration.  All mineral properties are located in Mexico.  All option proceeds are attributable to the Mexican mineral properties. Assets by geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL

August 31, 2012

Current assets	$1,255,925	$98,201	$1,354,126
Property and equipment	$52,526	$66,907	$119,433
Mineral property costs	$-	$7,597,438	$7,597,438
VAT recoverable	$-	$78,340	$78,340
Total assets	$1,308,451	$7,840,886	$9,149,337
Interest income	$20,104	$9	$20,113
Net loss	$1462,545	$2,209,982	$3,694,530
Comprehensive loss	$1,430,173	$2,209,982	$3,640,155

August 31, 2011

Current assets	$2,774,028	$55,291	$2,829,319
Property and equipment	$64,236	$77,012	$141,248
Mineral property costs	$-	$8,981,467	$8,981,467
VAT recoverable	$-	$70,574	$70,574
Total assets	$2,838,264	$9,184,344	$12,022,608
Interest income	$17,625	$6	$17,631
Net loss and comprehensive loss	$571,661	$449,499	$1,021,160

13.

FINANCIAL INSTRUMENTS

As at August 31, 2012 and 2011, the carrying value of the Company’s financial instruments approximates their fair value. Cash and cash equivalents and short term investments are recorded at fair value and the Company’s other financial instruments are recorded at amortized cost, which approximates fair value due to their short term nature. The Company’s financial instruments are classified into the following categories:

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS (Continued)

		AUGUST 31,
		2012		2011
	Level	Carrying value	Fair Value	Carrying value	Fair Value
Held for Trading
Cash	1	$249,032	$249,032	$275,374	$275,374
Short term investments	1	$879,643	$879,643	$2,461,232	$2,461,232
Available for sale
Marketable Securities	1	$120,000	$120,000	$65,625	$65,625
Loans and receivables
Accounts receivable	2	$31,389	$31,389	$17,257	$17,257
Due from related parties	2	$36,429	$36,429	$90	$90
Other Financial Liabilities
Accounts payable and accrued liabilities	2	$103,460	$103,460	$115,927	$115,927
Employee benefits obligations	2	$60,004	$60,004	$58,000	$58,000

There have been no transfers between levels 1 and 2, or transfers in or out of level 3 for the years ended August 31, 2012 and 2011.

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

        Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation and cause the other party to incur a financial loss. The Company’s credit risk to its financial asset is summarized below:

	August 31, 2012	August 31, 2011
Cash	$249,032	$275,374
Short term investments	$879,643	$2,461,232
Marketable securities	$120,000	$65,625
Accounts receivable	$31,389	$17,257
Due from related parties	$36,429	$90
VAT recoverable	$78,340	$70,574

The credit risk of cash, and short-term investments, is assessed as nominal as the counter party is major Canadian financial institutions. The credit risk of accounts receivable and marketable securities is assessed as low. The carrying amount of these financial assets is their maximum exposure to credit risk. The Company does not invest in asset–backed commercial papers.

        Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial obligations associated with its financial liabilities as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash.  The Company believes that these sources will be sufficient to cover the expected short and long term cash requirements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS (Continued)

 Liquidity Risk (Continued)

As of August 31, 2012 the Company has sufficient cash and highly liquid investment on hand to meet current liabilities and its expected administrative requirements for the coming year. The Company has cash of $249,032 (August 31, 2011 - $275,374), highly liquid investments of $879,643 (August 31, 2011 - $2,461,232l) and total liabilities of $ 163,464 (August 31, 2011 - $173,927). Accounts payable and accrued liabilities of $92,202 are due within three months. Management has assessed liquidity risk as low.

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

Financial assets and liabilities denominated in Mexican Pesos and U.S. dollars were as follows:

	August 31, 2012	August 31, 2011
U.S. Dollars
Financial assets	$143,585	$141,032
Financial Liabilities	$2,601	$1,277
Mexican Pesos
Financial assets	$76,874	$51,212
Financial Liabilities	$90,551	$114,234

Based on the above net exposures as at August 31, 2012, and assuming that all other variables remain constant, a 10% change in the value of the Mexican peso against the Canadian dollar would result in an increase/decrease of approximately $1,400 in the loss from operations.  Based on the above net exposures as at August 31, 2012, and assuming that all other variables remain constant, a 10% change in the value of the US dollar against the Canadian dollar would result in an increase/decrease of approximately $14,100 in the loss from operations.

Interest Rate Risk

As at August 31, 2012, the Company has no significant exposure to interest rate risk through its financial instruments.

The Company's operations are in northern Mexico and are subject to various levels of political, economic and other risks and uncertainties unique to Mexico. These risks and uncertainties may include: extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions and currency controls. In addition, the Company may have to comply with multiple and potentially conflicting regulations in Canada and Mexico, including export  requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.  Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect the Company's operations. Operations may be affected in varying degrees by government regulations with  respect to matters including restrictions on production, price  controls, export controls, currency controls or restrictions, currency  remittance, income and other taxes, expropriation of property, foreign  investment, maintenance of claims, environmental legislation, land  use, land claims of local people, water use and mine safety. Failure  to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

14.

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

The Company considers the items included on the balance sheet in shareholders’ equity as capital.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders.  There were no changes to the Company’s approach to capital management during the year.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

15.

RELATED PARTY BALANCES AND TRANSACTIONS

Key Management Compensation

	YEARS ENDED
	AUGUST 31,
	2012	2011

Golden Goliath Resources Ltd.
Management fees	$120,000	$120,000
Consulting fees	66,000	60,000
Wages and benefits	4,010	4,358
Share-based compensation	465,175	-
Minera Delta S.A. de C.V.
Wages and benefits	38,145	41,179
Share based compensation	105,598	-

Total	$798,928	$225,537

Payments to key management personnel including the President, Chief Financial Officer, directors and companies directly controlled by key management personnel, and a former director, are directly related to their position in the organization.

Other Related Party Transactions

The Company entered into the following transactions and had the following balances payable with related parties. The transactions were recorded at the exchange amount agreed to by the related parties. Balances outstanding are non-interest bearing, unsecured and had no specific terms for collection or repayment.

a)

During the year ended August 31, 2012, the Company paid $37,972 (2011 - $42,579) in respect of office and administration costs to a management company controlled by a former director of the Company.

b)

Due from related parties consists of $36,429 (2011 - $90) due from companies controlled by common directors.  Accounts payable and accrued liabilities include $Nil (2011 - $4,084) due to a director and officer.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

16.

INCOME TAXES

The Company is subject to income taxes on its unconsolidated financial statements in Canada and Mexico.  The consolidated provision for income taxes varies from the amount that would be computed from applying the combined statutory income tax rates to the net loss before taxes were approximately as follows:

	2012	2011

Combined statutory tax rate	26%	$27%

Expected income tax recovery	(942,000)	(273,000)
Non-deductible differences	199,000	-
Future Income tax expense resulting from change in tax rate	126,000	68,000
Difference in tax rate in foreign jurisdiction	(101,000)	(13,000)
Tax benefits not recognized	718,000	218,000
Income tax provision	$ -	$-

The significant components of the Company’s future income tax assets were approximately as follows:

	2012	2011

Capital assets and other	4,000	$27,000
Mineral properties	(1,025,000)	642,000
Losses available for future periods	2,891,000	2,597,000
Share issue costs	17,000	25,000
Net deferred tax assets not recognized	(1,887,000)	(3,291,000)
Net future income tax asset	$ -	$-

The Company has Canadian and Mexican non-capital losses of approximately $10,826,000 which may be carried forward and applied against taxable income in future years.  These losses expire as follows:

CANADA		MEXICO

2014	$354,000	2013	$1,073,000
2015	362,000	2014	404,000
2026	404,000	2015	113,000
2027	535,000	2016	183,000
2028	530,000	2017	1,296,000
2029	515,000	2018	434,000
2030	667,000	2019	807,000
2031	610,000	2020	375,000
2032	699,000	2021	1,252,000
		2022	213,000
	$4,676,000		$6,150,000

17.

SUBSEQUENT EVENTS

a)

Subsequent to August 31, 2012, 75,000 stock options expired unexercised.

b)

Subsequent to August 31, 2012, the Company received 100,000 shares of Comstock pursuant to the Corona option agreement.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

17.  EXPLORATION AND EVALUATION ASSETS

	San Timoteo Oro Leon Nueva Union La Reforma	Oteros La Esperanza La Hermosa	Bufalo La Barranca	Los Hilos Las Bolas El Manto Don Lazero La Verde	Nopalera Flor de Trigo	Corona Beck El Chamizal El Canario La Cruz	Las Trojas La Gloria Todos los Santos Los Cantiles	Yudit	Total

Balance, August 31, 2010	$ 3,750,694	$ -	$ 60,362	$ 3,481,528	$ 329,055	$ 107,624	$ 25,734	$ --	$ 7,754,997

Incurred during the year
Assaying	--	--	--	104,137	112,947	--	--	--	217,084
Drilling	--	--	--	266,099	--	--	--	--	266,099
Geology and mapping	652	--	--	17,907	28,781	--	--	--	47,340
Property taxes and passage rights	15,024	4,974	21,366	5,270	8,024	707	3,363	--	58,728
Travel	9,714	--	--	6,787	9,518	2,117	121	--	28,257
Road construction and site preparation	--	--	--	42,316	38,835	649	3,099	--	84,899
Facilities and other	40,750	--	--	123,781	158,697	35,676	18,445	--	377,349
Option payment receivable	--	--	--	--	--	(69,290)	--	--	(69,290)
Write down	(82,279)	(4,974)	--	(15,913)	--	--	(15,603)	--	(118,769)
Balance, August 31, 2011	3,734,555	--	81,728	4,031,912	685,857	77,483	35,159	--	8,646,694

Incurred during the year
Assaying	--	--	8,790	--	97,298	--	455	--	106,543
Geology and mapping	5,081	--	--	1,137	6,756	--	712	--	13,686
Property taxes and passage rights	20,773	6,654	41,496	--	14,799	15,907	6,879	513	107,021
Salaries	18,876	--	--	--	--	--	--	--	18,876
Travel	20,862	--	--	2,479	5,474	1,170	780	--	30,765
Road construction and site preparation	7,634	--	--	18,537	--	11,647	10,364	--	48,182
Facilities and other	113,111	--	--	40,870	71,016	23,802	73,610	--	322,409
Write down	(1,961,689)	(6,654)	--	--	--	(13,392)	(26,016)	--	(2,007,751)
Disposal	--	--	--	--	--	(23,760)	--	--	(23,760)
Balance, August 31, 2012	$ 1,959,203	$ --	$ 132,014	$ 4,094,935	$ 881,200	$ 92,857	$ 101,943	$ 513	$ 7,262,665

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

18. TRANSITION TO IFRS

The Company’s financial statements for the year ending August 31, 2012 are the first annual financial statements that will be prepared in accordance with IFRS.  IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided.  As a result, the first date at which the Company has applied IFRS was September 1, 2010 (the “Transition Date”).  IFRS 1 requires first time adopters to retrospectively apply all the effective IFRS standards as of the reporting date of August 31, 2012.  However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption.  Prior to the transition to IFRS, the Company prepared its financial statements in accordance with Canadian GAAP.

In preparing the Company’s opening IFRS financial statements, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.

The Company has applied the following exemptions to its opening statement of financial position dated September 1, 2010:

a)

Business Combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after September 1, 2010. There is no adjustment required to the September 1, 2010 statement of financial position on the transition date.

b)

Share-based Payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payments to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to September 1, 2010.

c)    Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 ‘Business Combinations’ retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

d)    Decommissioning Liabilities

The Company has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1.  As a result, the Company has re-measured the provisions under IAS 37 Provisions, Contingent Liabilities and Contingent Assets and determined that there is no adjustment required to the September 1, 2010 statement of financial position.

e)    Financial Instruments

The Company has elected to designate its cash and cash equivalents as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis. This designation had no impact on the results and financial position of the Company as these financial assets were classified as held-for-trading under Canadian GAAP and recorded at fair value.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

18.

TRANSITION TO IFRS (Continued)

f)    Equipment

IFRS 1 provides a choice between measuring equipment at its fair value at the date of transition and using those amounts as the deemed cost or using the historical cost valuation under Canadian GAAP. The Company has chosen to continue to apply the cost model and has not restated equipment under IFRS.

g)    Exploration and Evaluation

The Company will maintain its current policy and will continue to capitalize all costs related to project costs. In accordance with IFRS 6, this permits the inclusion of general administrative costs as long as these are related to the project; this is consistent with current treatment under Canadian GAAP. In accordance with IFRS, the Company has elected to use the cost method and not the revaluation method due to the difficulty in determining accurate fair value information and the effort required to continually monitor fair values.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated September 1, 2010:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of September 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, some differences exist in certain matters of recognition, measurement and disclosure. The adoption of IFRS has resulted in reclassifications in the Company’s reported financial position as at September 1, 2010 and August 31, 2011. The anticipated effects of transition from GAAP to IFRS on the cash flow are not material therefore a reconciliation of cash flows has not been presented. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP statements of financial position for September 1, 2010 and August 31, 2011 have been reconciled to IFRS, with the resulting differences explained, below.

a)

Reclassification Within Equity

IFRS requires an entity to present for each component of equity, reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its “Contributed surplus” and “Accumulated Other Comprehensive Loss” and concluded that as at the Transition Date, the balance of $2,061,321 (August 31, 2011 - $1,980,798) relates to “Share-based payments reserve” and the Accumulated Other Comprehensive Loss of $9,375 (August 31, 2011 - $9,375) relates to the decrease in the value of marketable securities held. The amounts in “Contributed surplus” and “Accumulated Other Comprehensive Loss” have been reclassified to “Reserves” in the statement of financial position.

b)

Reconciliation of Previously Reported Financial Statements

Reconciliations of the IFRS adjustments on transition are included in these following Statements of Financial Position and Statements of Loss and Comprehensive Loss for the dates noted below.

-

Transitional Consolidated Statement of Financial Position Reconciliation – As at Sesptember 1, 2010

-

Consolidated Statement of Financial Position Reconciliation – As at August 31, 2011

-

Consolidated Statement of Loss and Comprehensive Loss Reconciliation – Year Ended August 31, 2010

The adoption of IFRS had no impact on the net cash flows of the Company.  The transition adjustments made to the Statements of Financial Position and Statements of Loss and Comprehensive Loss have resulted in reclassification of various amounts on the Statement of Cash Flows; however, as there have been no significant changes to the net cash flows, no reconciliations have been prepared.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

18.

TRANSITION TO IFRS (Continued)

(i)

The reconciliation between GAAP and IFRS consolidated statement of financial position as at September 1, 2010 is provided below:

		SEPTEMBER 1, 2010
			EFFECT OF
		CANADIAN	TRANSITION
	NOTE	GAAP	TO IFRS	IFRS
ASSETS
Current Assets
Cash		$246,644	$-	$246,644
Short term investments		1,650,000	-	1,650,000
Accounts receivable		34,042	-	34,042
Due from related parties		21,108	-	21,108
Prepaid expenses		22,085	-	22,085
Total Current Assets		1,973,879		1,973,879

Non-current Assets
Value added taxes recoverable		40,018	-	40,018
Exploration advances		35,496		35,496
Mineral property acquisition costs		334,773	-	334,773
Mineral property exploration costs		7,754,997	-	7,754,997
Property and equipment		93,064	-	93,064

TOTAL ASSETS		$10,232,227	$-	$10,232,227

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$165,372	$-	$165,372
Non-current liabilities
Employment benefit obligations		37,000	-	37,000
Total Liabilities		202,372	-	202,372

EQUITY
Share capital	a	21,928,143	-	21,928,143
Contributed surplus	a	2,061,321	(2,061,321)	-
Share-based payments reserve	a	-	2,061,321	2,061,321
Deficit	a	(13,959,609)	-	(13,959,609)
Total Equity		10,029,855	-	10,029,855

TOTAL LIABILITIES AND EQUITY		$10,232,227	$-	$10,232,227

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

18.

TRANSITION TO IFRS (Continued)

(ii)

The reconciliation between GAAP and IFRS consolidated statement of financial position as at August 31, 2011 is provided below:

		AUGUST 31, 2011
			EFFECT OF
		CANADIAN	TRANSITION
	NOTE	GAAP	TO IFRS	IFRS
ASSETS
Current Assets
Cash		$275,374	$-	$275,374
Short term investments		2,461,232	-	2,461,232
Marketable securities		65,625	-	65,625
Accounts receivable		17,257	-	17,257
Due from related parties		90	-	90
Prepaid expenses		9,741	-	9,741
Total Current Assets		2,829,319		2,829,319

Non-current Assets
Value added taxes recoverable		70,574	-	70,574
Mineral property acquisition costs		334,773	-	334,773
Mineral property exploration costs		8,646,694	-	8,646,694
Property and equipment		141,248	-	141,248

TOTAL ASSETS		$12,022,608	$-	$12,022,608

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$115,927	$-	$115,927
Non-current liabilities
Employment benefit obligations		58,000	-	58,000
Total Liabilities		173,927	-	173,927

EQUITY
Share capital	a	24,848,652	-	24,848,652
Contributed surplus	a	1,980,798	(1,980,798)	-
Accumulated other comprehensive loss	a	(9,375)	9,375	-
Share-based payments reserve	a	-	1,971,423	1,971,423
Deficit	a	(14,971,394)	-	(14,971,394)
Total Equity		11,848,681	-	11,848,681

TOTAL LIABILITIES AND EQUITY		$12,022,608	$-	$12,022,608

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

18.

TRANSITION TO IFRS (Continued)

(iii)

The reconciliation between GAAP and IFRS consolidated statement of operations and comprehensive loss for the year ended August 31, 2011 is provided below:

	YEAR ENDED AUGUST 31, 2011
	CANADIAN GAAP	EFFECT OF TRANSITION TO IFRS	IFRS
Expenses

Amortization	$26,054	$-	$26,054
Automobile	2,823	-	2,823
Consulting	191,928	-	191,928
Foreign exchange loss	22,130	-	22,130
Investor relations	38,242	-	38,242
Management fees	120,000	-	120,000
Office and general	111,504	-	111,504
Professional fees	64,958	-	64,958
Rent and utilities	44,595	-	44,595
Transfer agent and filing fees	16,747	-	16,747
Travel	34,314	-	34,314
Wages and benefits	293,195	-	293,195
Loss Before Other Items	(966,490)	-	(966,490)

Other Items

Write down of mineral property exploration cost	118,769	-	118,769
Other income	55,843	-	55,843
Interest income	17,631	-	17,631

Net Loss And Comprehensive Loss for the Year	$1,021,160	$-	$1,021,160

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Fiscal 2012 Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.; SEC File Number 0-31204

Registrant

Dated: December 28, 2012

By /s/"J. Paul Sorbara"_________________________

J. Paul Sorbara, President/Director