Form 20-F
period 2013-08-31
GOLDEN GOLIATH RESOURCES LTD
filed 2013-12-31
CIK 1127307

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended August 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	106,660,889 Common Shares

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes [ ]	No [X]

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

Index to Exhibits on Page 64

GOLDEN GOLIATH RESOURCES LTD.

FORM 20-F ANNUAL REPORT

AUGUST 31, 2013

Part III
Item 17	Financial Statements	64
Item 18	Financial Statements	64
Item 19	Exhibits	64

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

There are no known proven reserves of minerals on Golden Goliath’s properties.  The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, the Company is defined as an “exploration-stage company”.  The Company is sufficiently capitalized with approximately $800,000 in working capital at 11/30/2013 to fund the current exploration program, estimated at $0.5 million for Fiscal 2014.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements.

Forward-looking statements and information can generally be identified by the use of forward-looking terminology or words, such as, “predict”, “designed”, “potential”, “promote”, “become”, “developing”, “vision”, “plans”, “expects”, “anticipates”, “believes”, “intends”, “conducting” “estimates”, “to be”, “being”, “projects”, “hopefully”, “possibly”, “develop”, “contemplated”, “hypothesizes”, “pursue”, “likely”, “future”, “2011”, “2012”, “2013”, “opportunities”, “going forward”, “next”, and similar expressions or variations thereon, or statements that events, conditions or results “can”, “might” “will”, “shall”, “may”, “must” “would”, “could”, or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.  Actual outcomes and results may differ materially from these expectations/assumptions due to changes in global political, economic, business, competitive, market, regulatory and other factors.  We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.  These factors include, but are not limited to, the fact that the Company is early in its development and will need additional financing to develop its products, which factors are set forth in more detail in the sections entitled “Risk Factors” in Item #3D, “Business Overview” in ITEM #4B, and “Operating and Financial Review and Prospects” at ITEM #5.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2013/2012/2011 ended August 31st was derived from the consolidated financial statements of the Company that were audited by Morgan LLP, independent Registered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.

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

Table No. 1
Selected Financial Data

	Year	Year	Year	Year	Year
	Ended(1)	Ended(1)	Ended(1)	Ended(2)	Ended(2)
	8/31/2013	8/31/2012	8/31/2011	8/31/2010	8/31/2009

Sales Revenue	$0	$0	$0	$0	$0
Operating Loss	($837,427)	($1,733,476)	($966,490)	($1,338,686)	($760,523)
Comprehensive Loss	($3,009,543)	($3,640,155)	($1,021,160)	($1,412,984)	($2,196,183)
Basic/Diluted (Loss) Per Share	($0.03)	($0.04)	($0.01)	($0.02)	($0.04)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	98,429,535	92,216,445	85,749,549	72,302,874	60,934,037
Period-End Shares O/S	106,660,889	92,216,445	92,216,445	80,655,503	60,934,037
Working Capital	$1,160,344	$1,250,666	$2,713,392	$1,808,507	$712,378
Mineral Property Interests	$5,884,438	$7,597,438	$8,981,467	$8,089,770	$7,342,303
Long-Term Obligations	$62,219	$60,004	$58,000	$37,000	$26,000
Shareholder’s Equity	$7,172,330	$8,985,873	$11,848,681	$10,029,855	$0
Total Assets	$7,279,930	$9,149,337	$12,022,608	$10,232,227	($760,523)
					($2,196,183)

(1) Prepared in accordance with IFRS.
(2) Prepared in accordance with Canadian GAAP and then reconciled to US GAAP,

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

Table No. 2

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
November 2013		1.06	1.04	1.06
October 2013		1.05	1.03	1.04
September 2013		1.05	1.03	1,03
August 2013		1.06	1.03	1.06
July 2013		1.06	1.03	1.03
June 2013		1.05	1.02	1.05
Fiscal Year Ended 8/31/2013	1.02	1.06	0.97	1.06
Fiscal Year Ended 8/31/2012	1.01	1.04	0.99	0.99
Fiscal Year Ended 8/31/2011	0.99	1.06	0.94	0.98
Fiscal Year Ended 8/31/2010	1.06	1.16	1.00	1.06
Fiscal Year Ended 8/31/2009	1.18	1.30	1.03	1.08

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

As of 12/15/2013, Golden Goliath currently had 6,700,000 share purchase options outstanding and 11,988,888 share purchase warrants outstanding.  If all of the share purchase options and warrants were exercised, the number of common shares issued and outstanding would increase from 106,660,889 (as of 12/15/2013) to 125,349,777.  This represents a potential increase of 17.6% in the number of shares issued and outstanding and would result in dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Golden Goliath’s Stockholders

Because the success of Golden Goliath is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  At 12/5/2013, there were 6,700,000 share purchase options outstanding, which, if exercised, would result in an additional 6,700,000 common shares being issued and outstanding.  (For a breakdown of dilution, refer to the risk factor entitled: “Golden Goliath Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations.  Public distributions of capital will result in dilution to existing shareholders”).

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

Introduction

Golden Goliath’s executive office is located at:

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

The authorized capital of Golden Goliath consists of an unlimited number of common shares without par value. At 8/31/2013, the end of the most recent fiscal year, there were 106,660,889 common shares issued and outstanding; and at 11/30/2013 there were 106,660,889 common shares issued and outstanding.

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

Fiscal Year	Nature of Share Issuance	Number of Securities	Gross Amount
Fiscal 2014	Nil
Fiscal 2013	Private Placement	14,444,444	$1,300,000
Fiscal 2012	Nil
Fiscal 2011	Exercise of Stock Options	675,000	$118,500
Fiscal 2011	Exercise of Warrants	10,885,942	$2,721,486

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2013	$494,935	Mineral Property Expenditures
Fiscal 2013	$4,454	Purchase of Capital Assets
Fiscal 2012	$725,995	Mineral Property Expenditures
Fiscal 2012	$4,273	Purchase of Capital Assets

Plan Of Operations

Source of Funds for Fiscal 2013 Ending 8/31/2014

The Company’s primary source of funds since incorporation has been through the issuance of equity. As of 8/31/2013, the Company had working capital of $1,160,344.

Use of Funds for Fiscal 2014 Ending 8/31/2014

During Fiscal 2014, the Company estimates that it might expend approximately $0.5 million on general/administrative, investor-relations expenses, etc. During Fiscal 2014, the Company estimates that it might expend approximately $0.5 million on property exploration/development.

Anticipated Changes to Facilities/Employees

The Company has no current plans to add any additional personnel.  Management anticipates that any additional property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales

The Company has recorded no sales since incorporation.

At 8/31/2013, $6,091,386 in assets were located in Mexico, primarily mineral properties and 1,188,544 in assets were located in Canada, primarily current assets.

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

Figure No. 1

Mineral Property Location Map

San Diego
ARIZONA
NEW MEXICO
Tucson
El Paso
Nogales
TEXAS
SONORA
Hermosillo
CHIHUAHUA
Chihuahua
Chamizal
COAHUILA
Golden Goliath's
Uruachic Camp
LA CRUZ
Mochis
Culiacan
DURANGO
SINALOA
Durango
Sierra Madre Belt
Guadalajara
Mexico City

In May 2007 and amended April 2011, the Company optioned to Comstock Metals Ltd. (“Comstock”) the right to earn up to a 75% and 60% interest respectively in the Corona and El Chamizal properties in exchange for Comstock spending $500,000 and $200,000 on the respective properties before February 8, 2014, and issuing 300,000 (300,000 common shares received) and 150,000 (25,000 common shares received) common shares respectively to the Company over a period of two years. In order to keep the option in good standing, Comstock paid $50,000 and issued an additional 200,000 common shares to the Company.

The Company has received notice from Comstock that it has spent in excess of $1,000,000 at Corona and effective April 9, 2013 the Company and Comstock entered into a joint venture agreement to further explore the property whereby Comstock shall act as the operator.  The Company is responsible for 40% of all exploration costs going forward.

Comstock has advised the Company that it will no longer proceed with the El Chamizal option and has returned a 100% interest in the Property back to the Company.

Exploration costs on the Company’s properties for the 2012 and 2013 fiscal years are detailed below:

	SAN TIMOEO ORO LEON NUEVA UNION LA REFORMA	OTEROS LA ESPERANZA LA HERMOSA	BUFALO LA BARRANCA	LOS HILOS LOS BOLAS MANTO DON LAZARO LA VERDE	NOPALERA FLOR DE TRIGO	CORONA EL CHAMIZAL BECK EL CANARIO LA CRUZ	LAS TROJAS LA GLORIA TODOS LOS SANTOS LOS CANTILES	Yudit	TOTAL
Balance, 8/31/2011	$3,734,555	NIL	$81,728	$4,031,912	$685,857	$77,483	$35,159	NIL	$8,646,694
Assaying	NIL	NIL	8,790	NIL	97,298	NIL	455	NIL	106,543
Geology and mapping	5,081	NIL	NIL	1,137	6,756	NIL	712	NIL	13,686
Property taxes and passage rights	20,773	6,654	41,496	NIL	14,799	15,907	6,879	513	107,021
Salaries	18,876	NIL	NIL	NIL	NIL	NIL	NIL	NIL	18,876
Travel	20,862	NIL	NIL	2,479	5,474	1,170	780	NIL	30,765
Road construction / site preparation	7,634	NIL	NIL	18,537	NIL	11,647	10,364	NIL	48,182
Facilities and other	113,111	NIL	NIL	40,870	71,016	23,802	73,610	NIL	322,409
FY2011 Costs	$3,920,892	$6,654	$132,014	$4,094,935	$881,200	$130,009	$127,179	$513	$9,176,396
Write-Down	(1,961,689)	(6,654)	NIL	NIL	NIL	(13,392)	(26,016)	NIL	(2,007,751)
Disposal	NIL	NIL	NIL	NIL	NIL	(23,760)	NIL	NIL	(23,760)

Balance, 8/31/2012	$1,959,203	NIL	$132,014	$4,094,935	$881,200	$92,857	$101,943	$513	$7,262,665

	SAN TIMOEO ORO LEON NUEVA UNION LA REFORMA	OTEROS LA ESPERANZA LA HERMOSA	BUFALO LA BARRANCA	LOS HILOS LOS BOLAS EL MANTO DON LAZARO LA VERDE	NOPALERA FLOR DE TRIGO	CORONA EL CHAMIZAL BECK EL CANARIO LA CRUZ	LAS TROJAS LA GLORIA TODOS LOS SANTOS LOS CANTILES	Yudit	TOTAL
Balance, 8/31/2012	$1,959,203	NIL	$132,014	$4,094,935	$881,200	$92,857	$101,943	$513	$7,262,665
Assaying	25,817	NIL	NIL	NIL	97,298	NIL	NIL	NIL	26,493
Geology and mapping	2,021	NIL	215	NIL	676	NIL	NIL	NIL	3,836
Property taxes and passage rights	28,857	10,086	51,323	45	15,554	27,155	7,551	541	141,112
Salaries	26,330	NIL	NIL	NIL	NIL	1,078	NIL	NIL	27,408
Travel	10,598	NIL	4,418	NIL	292	574	886	NIL	16,768
Road construction / site preparation	NIL	NIL	908	NIL	NIL	NIL	2,453	NIL	3,361
Facilities and other	67,672	NIL	102,163	NIL	NIL	20,803	82,842	2,477	275,957
FY2013 Costs	$2,120,598	$10,086	$291,041	$4,094,980	$899,322	$142,467	$195,675	$3,531	$7,757,600
Write-Down	NIL	(10,086)	NIL	(2,047,491)	NIL	(109,220)	(8,363)	(3,531)	(2,178,691)
Option payment	NIL	NIL	NIL	NIL	NIL	(29,244)	NIL	NIL	(29,244)

Balance, 8/31/2013	$2,120,598	NIL	$291,041	$2,047,489	$899,322	$4,003	$187,312	NIL	$5,549,665

Material Effects of Government Regulations

In October 2013, the Mexican government enacted significant changes to the mining tax and royalty regime which have significant impacts on the mining industry.  As the changes are very recent, it is still uncertain what the final impact of these changes will have on the Company, however, the Company has initiated a review of these changes to see how they will impact the business of the Company.

.

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

Fiscal 2013 Property Acquisition and Exploration

First Quarter 2013

Overall Performance

During the first fiscal quarter ended 11/30/2012, work on the Company’s properties consisted mostly of data review and recompilation of previous exploration work on properties including La Reforma, San Timoteo, Nueva Union and la Barranca in light of the new deposit model generated by the discovery at Orisyvo.  Looking for evidence of high sulphidation epithermal mineralization related to porphyryitic intrusions is important as we want to thoroughly investigate the potential of those properties for hosting that type of mineralization.  Porphyritic intrusions exist on the La Reforma and San Timoteo properties and the data review did show some potential on them as well as giving us a better understanding of the low sulphidation epithermal potential on the Nueva Union property, which has several old workings and has never been drilled.  New work on Nopalera was limited to analyzing data already collected and the selection of possible drill holes.  This allowed the Company to be prepared for drilling on the property while conserving capital during the downturn in the markets.

Las Bolas Property

During the first quarter, Agnico-Eagle Mines Limited (“Agnico-Eagle”) completed their first year’s work commitment on the Las Bolas property. Agnico-Eagle’s work comprised mainly diamond drilling.  Under the terms of the Earn-In and Shareholders agreement between Agnico-Eagle and the Company, Agnico has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of five years.  The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter.  Upon exercising its option, Agnico will have the right to earn an additional 20% interest by spending $6,000,000 over another period of four years and completing a feasibility study or by spending $10,000,000 over a longer period of eight years.

Corona Property

On the Corona property, Comstock Metals Ltd., having completed the necessary expenditures and payments has now earned a 60% interest in the property. Exploration of the property will continue under a 60/40 Joint Venture. Legal work by both parties to draft the agreement outlining the specific terms of the agreement are in progress.

Other Properties

During the first quarter, no significant new work was conducted on the Company’s other properties.

Second Quarter 2013

Overall Performance

During the s cond fiscal quarter ended 2/28/2013, work on the Company’s properties consisted mostly of data review and initiating the rehabilitation of the San Martin adit on the San Timoteo property.  The adit was cleaned and sampled several years ago, but as this tunnel makes water it has become filled with mud and potentially dangerous to re-enter.  The previous data review led the Company to the conclusion that the San Martin area has very significant potential and the earlier work inside the old mine was done before the Company acquired the services of Ing. Jorge Madrigal, who has significant experience in detailed underground mapping.  New work on Nopalera was focused on making detailed sections across the property in order to better understand the geological situation at depth.

Las Bolas Property

During the second quarter, Agnico-Eagle Mines Limited (“Agnico-Eagle”) delivered the report of their first year’s work on the Las Bolas/Los Hilos property.  During this first year of the option agreement a program of diamond drilling that consisted of 2,803.5 meters of NQ diameter diamond drilling in ten holes of varying lengths was completed.  A total of 2,712 samples were taken from this core for analysis by ALS Chemex.  Of the ten holes in this program, eight were located in the area known as the Filo de Oro Trend, which includes the old Los Hilos adit, and two were located in the area known as “El Orito”, which is also on the eastern side of the property.

The drilling program was oriented with the purpose of looking for mineralized structures, such as veins, stockwork zones, faults and fractures parallel to the known structural trends in the area in order to extend the mineralized zones previously indicated by Golden Goliath’s work.  Eight of the ten holes had mineralized intersections extending these target areas.  This includes hole ALH-12-001which extended the “Crucero Largo” zone by 120 meters.  This structure is adjacent to, and strikes perpendicular to, the main Los Hilos vein.  A zone of disseminated mineralization, hosted in riodacite, rhyolite and volcanic agglomerate, was also intersected above the old Los Hilos mine tunnel in hole ALH-12-003 and mineralized structures were encountered below this old tunnel in hole ALH-12-008.  The two holes in the El Orito zone were also encouraging and this zone was pointed out as a good target for further drilling.  Golden Goliath believes that these results have grown the known mineralization on the property.  The report recommended more drilling on the property including the El Orito and Las Bolas areas as well as further surface work.  The second year’s drilling program is scheduled to commence in early May 2013.

Other Properties

During the second quarter, no significant new work was conducted on the Company’s other properties.

Third Quarter 2013

Overall Performance

During the third fiscal quarter ended 5/31/2013,, work on the Company’s properties consisted mostly of data review and underground work on the San Martin adit, which is on the San Timoteo property.  New work on Nopalera was focused on making detailed sections across the property in order to better understand the geological situation at depth.

Las Bolas Property

During the third quarter, Agnico Eagle Mines Limited (“Agnico”) commenced the second year of drilling on the Las Bolas property.

San Timoteo

During the third quarter. the Company continued a program of underground rehabilitation (dewatering), detailed geological and structural mapping and channel sampling within the old San Martin adit on the San Timoteo property.  Ing. Madrigal reviewed the previous work and highly recommended continuing these efforts. New levels have been opened and the geologic staff is very pleased with the results to date, especially considering that very little drilling has been done in this area and the targets being generated are essentially untested.  The new assay data is presently being compiled and will be released when the report is completed.

Nopalera

During the second quarter, the Company completed its surface exploration program on the Nopalera property.  Nopalera is adjacent to the new discovery by Fresnillo PLC called Orisyvo.  Orisyvo already has a large published resource of gold and of silver.  The mineralization is related to a porphyry intrusion. Fresnillo has already spent $150 million at Orisyvo and has announced that they plan to spend another $800 million to bring the property to the production stage.  This new discovery has spurred extensive upgrading of the local infrastructure by the State government, including the widening and paving of the 50-kilometer access road leading to the area.  These infrastructure improvements will greatly benefit the district and the Company.  The discovery of such an important gold deposit also is likely to focus attention on the region.  Golden Goliath’s Nopalera property has similar geology, alteration, pathfinder element geochemistry to Orisyvo as well as old workings, and is immediately adjacent to the discovery claim.  Nopalera is a large property and hosts four porphyry intrusions, three of which have been found to be mineralized.  Potential drill targets have been generated, but the Company has decided to wait for better market and financial conditions before any drilling.

Other Properties

During the third quarter, no significant new work was conducted on the Company’s other properties.

Fourth Quarter 2013 and Fiscal Year

Overall Performance

During the year ended August 31, 2013, work on the Company’s properties consisted mostly of underground work on the San Martin adit, which is on the San Timoteo property and data compilation.  The previous data review led the Company to the conclusion that the San Martin area has significant potential.

New work on Nopalera was focused on making detailed sections across the property in order to better understand the geological situation at depth.

Las Bolas Property

During 2012 and 2013, the Las Bolas property was subject to an Earn-in and Shareholders Agreement with Agnico Eagle Mines Ltd. Under the terms of this agreement AEM was required to spend a total of $5million in exploration in order to earn a 51% of the Las Bolas Property.

Las Bolas is a fairly large property with extensive old workings across an area that is 3 kilometres east-west by 1 kilometre north-south.  Known mineralization also extends over a vertical range of about 700 metres. Historical production of high grade silver and gold from the old workings was substantial and the silver used in coins minted in the town of Uruachic during the 1800’s are believed to come from this property.

During the last two years, AEM completed two small drill programs totalling about 3,500 metres.  The holes were mostly shallow and many of these holes intersected previously unknown areas of mineralization.  Most of the AEM drill holes, including all of those completed in the first year, were located on the eastern portion of the property, in the Las Hilos area. During that first year of the option agreement the program consisted of 2,803.5 meters of NQ diameter diamond drilling in 10 holes of varying lengths was completed.  A total of 2,712 samples were taken from this core for analysis by ALS Chemex.  That drilling program was oriented with the purpose of looking for mineralized structures, such as veins, stockwork zones, faults and fractures parallel to the known structural trends in the area in order to extend the mineralized zones previously indicated by Golden Goliath’s work.  Eight of the ten holes had mineralized intersections extending these target areas.

During the second year, a much smaller program of drilling was conducted which included a few holes near the main zone of the extensive old Las Bolas workings, on the western side of the property. However, many of the old workings in this area were not drill tested by them. The deeper El Manto zone, which lies even further west, was also not tested by AEM.  In the El Manto area massive sulphide mineralization with good gold and silver grades was intersected by the Company in a previous reverse circulation drilling program.

Following the work conducted in Spring 2013, AEM considered that the results of their drilling were not sufficient to carry on with the required $5 million total expenditures required to earn 51% of the Las Bolas Property.  The Company believes the property has very significant potential but understands AEM’s decision, especially in the light of current share prices and market capitalization.

The Company, which is conserving cash, has not yet resumed its own work on this property and would prefer to option it to a third party.  Another substantial silver producing company has recently visited Las Bolas and has expressed interest in further visits and possible negotiations in the New Year.

San Timoteo

Throughout much of the 2012-2013 fiscal year, the Company conducted a detailed program of underground exploration on the old San Martin Mine workings, which lie in the northeast corner of its 100% owned San Timoteo property. This program included substantial underground rehabilitation before conducting the detailed exploration work, which included geological and structural mapping, extensive detailed rock sampling and clay mineralogical studies. Previously unknown levels and workings were re-opened, cleaned, mapped and sampled. The Company is pleased with the results of this work, which returned excellent gold and silver values in several areas, indicated epithermal potential at depth, defined areas for future drilling and demonstrated the possibility of deeper porphyry-related mineralization.  Very little drilling has been done in San Martin area of the San Timoteo property and the targets generated, which include mineralized shoots as well as mantos, are essentially untested.  The 2013 exploration program in the San Martin area was conducted without the use of expensive mechanized equipment in order to conserve funds during the current market downturn.  The Company’s ability to do this stems from the property’s location adjacent to the town of Uruachic, which is a source of excellent local labor.  The Company is currently evaluating its options for the future exploration of this attractive target.

Nopalera

During the fiscal year ending August 31, 2013, the Company completed its intermittent surface exploration program on the Nopalera property. The program consisted of detailed geological and structural mapping as well as geochemical surveys and clay mineralogy studies. The results of the program were very encouraging. Four distinct porphyryitic intrusions were identified, three of which are mineralized. Anomalous gold zones were outlined and high temperature clay minerals indicate alteration associated with hydrothermal fluids. The regional structural setting of the property was also interpreted and it was determined that the setting is analogous to known gold and silver deposits in the northern Sierra Madre region.  Many similarities between Nopalera and the Orisyvo discovery were identified, including the distribution of pathfinder elements. Future drill targets were also defined and recommended.

Nopalera is adjacent to the large new discovery by Fresnillo PLC called Orisyvo.  Orisyvo already has a significant published gold and silver resource.  The mineralization is related to a porphyry intrusion. Fresnillo has already spent $150 million at Orisyvo and has announced that they plan to spend another $800 million to bring the property to the production stage.  This new discovery has spurred extensive upgrading of the local infrastructure by the State government, including the widening and paving of the 50 km access road leading to the area.  These infrastructure improvements will greatly benefit the district and the Company.  The discovery of such an important gold deposit also is likely to focus attention on the region.

Last year’s work by the Company on the Nopalera property has greatly enhanced our understanding of the property and has demonstrated that the property has excellent potential for hosting various types of precious metal mineralization, including the large tonnage porphyry – associated type being developed at Orisyvo. Nopalera is a large property, approximately five-kilometers by five-kilometers, and to date only the southern portion has received substantial exploration work. This further blue sky potential further enhances the attractiveness of the property.  Drilling of the defined targets would require a substantial investment and the Company has decided to wait for better market and financial conditions before proceeding with any drilling.

Other Properties

During the fiscal year ending August 31, 2013 no significant new work was conducted on the Company’s other properties.

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

In December 2011, the Company signed an Earn-in and Shareholders Agreement with Agnico Eagle Mines Limited (“Agnico Eagle”) for the exploration and development of the Company’s Las Bolas/Los Hilos property.  Under the terms of the agreement, Agnico Eagle has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of 5 years. The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico Eagle will have the right to earn an additional 20% interest by spending $6,000,000 over another period of four years and completing a feasibility study or by spending $10,000,000 over a longer period of eight years. In August 2013 Agnico Eagle elected to terminate the agreement.

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

La Lluvia
La Reforma
San Timoteo 2
San Timoteo
Las Trojas
Nueva Union
Oro Leon
Bufalo A
Bufalo B

Los Hilos/Las Bolas Property.  The Las Bolas property comprises seven claims totaling 656.76 hectares: Los Hilos, Los Hilos II, Los Hilos II Frac.1, Mina de Las Bolas, Don Lazaro, El Manto, Ampliation La Verde.  In December 2011, the Company signed an Earn-in and Shareholders Agreement with Agnico-Eagle for the exploration and development of the Company’s Las Bolas/Los Hilos property.  Under the terms of the agreement, Agnico Eagle has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of 5 years. The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico Eagle will have the right to earn an additional 20% interest by spending $6,000,000 over another period of four years and completing a feasibility study or by spending $10,000,000 over a longer period of eight years.  In August 2013 Agnico Eagle elected to terminate the agreement.

Uruachic
Mina Las Bolas
El Manto
Los Hilos 2
Los Hilos
Ampl. La Verdel
Las Bolas
Todos Santos
Don Lazaro
E-6841
El Bufalo fr.1

Nopalera Property.  The Nopalera property comprises three claims totaling 1,308.65 hectares; Nopalera, Nopalera II and La Flor Del Trigo.

Oteros Property.  The Oteros property is comprised of three claims totaling 1,130.00 hectares: oteros, Esperanza and Bufalo R2.

Corona Property.  The Corona property consists of six claims that total 850 hectares (2,100 acres): Corona, Corona II, Corona III, Corona Norte, Corona Sur and La Esperanza. Corona along with the El Chamizal property have been optioned to Comstock Capital.  In May 2007 and amended October 2007 and June 2010, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 and 150,000 shares respectively to the Company over a period of three years from when the company lists its shares on a stock exchange.  Comstock Metals Ltd. listed on the TSX Venture Exchange in August 2011.  The Company has received notice from Comstock that it has spent in excess of $1,000,000 at Corona and effective April 9, 2013 the Company and Comstock entered into a joint venture agreement to further explore the property whereby Comstock shall act as the operator.  The Company is responsible for 40% of all exploration costs going forward.

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
Mano Negra
Madera
Terrazas
Plomosas
Tascatito
Lajitas
San Carlos
Morreon
Chihuahua
Santa Eulalia
Concheno
Cuauhtemoc
Pinos Altos
Basaseachic
Cusihuriachi
La Paz
Chamizal
Ciudad Delicias
Ocampo
Satevó
Magistral
Savonarola
Uruachic
Zapote
Monterde
Naica
Chinipas
Cienega de Trejo
Cordero
Guazapares
La Guitarra
Olivos
Ciudad Jiminez
Almoloya
Piedras Verdes
Lluvia de Oro
San Francicso del Oro
Parral
Batopilas (Francisco Gold Corp.)
Hidalgo del Parral
Reforma
Santa Barbara
0 50 100 150 200 km
Guadalupe y Calvo
U.S.A.
Chihuahua State
MEXICO
Caribbean Sea
Pacific Ocean
Mexico City
Guanacevi
Tayoltita
LEGEND
Exploration Area
Active Mine

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 8/31/2013, 8/31/2012, amd 8/31/2011 should be read in conjunction with the financial statements of the Company and the notes thereto.

Selected Annual Data

	Year Ended August 31 2013	Year Ended August 31 2012	Year Ended August 31 2011
Sales Revenue	$0	$0	$0
Comprehensive Loss	($3,009,543)	($3,640,155)	($1,021,160)
Basic and Diluted (loss) EPS	($0.03)	($0.04)	($0.01)
Weighted Avg. No. Shares Outstanding	98,429,535	92,216,445	85,749,549
Working Capital	$1,160,344	$1,250,666	$2,713,392
Mineral Property Interests	$5,884,438	$7,597,438	$8,981,467
Shareholders Equity	$7,172,330	$8,985,873	$11,848,681
Total Assets	$7,279,930	$9,149,337	$12,022,608

Summary of Quarterly Results

Net (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2013	($203,267)	($261,189)	($172,806)	($2,372,282)
Fiscal 2012	($218,993)	($823,288)	($217,559)	($2,380,315)

EPS (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2013	($0.00)	($0.01)	($0.00)	($0.02)
Fiscal 2012	($0.00)	($0.01)	($0.01)	($0.02)

Exploration efforts are conducted year-round and administrative/general expenses are generally not seasonal.  The seasonaly-higher second quarter losses in Fiscal 2012 primarily related to $553,675 (versus $nil last year) of non-cash “stock-based compensation” associated with the issuance of stock options. The seasonally-higher fourth quarter losses in Fiscal 2012 and 2013 primarily related to year-end write downs of mineral property exploration costs of $2,007,751 in 2012 and $2,178,691 in 2013.

Fiscal 2013 Ended August 31, 2013 vs. Fiscal 2012

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

Results from Operations

For the year ending August 31, 2013, the Company incurred a comprehensive loss $3,009,543 compared to $3,640,155 in the prior year.  In the fourth quarter of last year the comprehensive loss was $2,372,282 compared to a loss of $172,806 in the third quarter.  The significant differences between these periods include:

•

The most significant difference in the past quarter was the write down of mineral property exploration costs of $2,178,691 compared to nil in the third quarter of last year. However, this is comparable to the prior year when the Company wrote down $2,007,751 in mineral property exploration costs.  The most significant write down was the Company’s Las Bolas property which was the subject to an option agreement with Agnico Eagle Mines Ltd. last year but terminated this past year. It should be noted that Company continues to hold all the properties despite the fact some were written down. Management believes these properties still hold good exploration potential.

•

Stock based compensation fees were $777,347 in 2012 compared to nil in 2013.  The Company granted no stock options in the past year.  While the Company granted the 2012 options at a premium to the market price, these charges are a result of mandatory accounting practices which require a calculation using the Black-Scholes option valuation model to expense stock options.  As volatility is one variable in the calculation of this non cash charge, the large volatility of junior mining stocks has resulted in a large value to be expensed for stock options.

•

Consulting fees Of $111,764 versus $235,792 in 2012 were $124,028 less than last year as the Company focused on capital preservation, while continuing to hold its team together and maintain exploration activities to advance the Company’s projects.

•

The Company had a gain of $9,531 compared to a loss last year of $14,356 on foreign exchange due to fluctuations in the exchange rate between the Canadian dollar and the Mexican peso.

•

The Company had a realized gain on marketable securities of $44,105 compared to nil in the prior year as a result of the increased price of the Company’s shareholdings in another public company.

•

Investor relations costs of $96,056 versus $81,514 in 2012 were $14,542 higher as the Company was actively trying to raise money early in the year.  These costs have been reduced in the past quarters.

•

Wages and benefits costs of $258,717 versus $238,692 in 2012 were $20,088 higher mainly due to an increase in the Mexican payroll tax.

As of August 31, 2013, deferred mineral property exploration costs totalled $5,884,438 compared to $7,597,438 at August 31, 2012.  During the year, the Company incurred a total of $494,935 in exploration expenditures mostly related to underground rehabilitation work at the San Martin tunnel and property maintenance tax payments.  $275,957 of facilities and other in deferred exploration costs included such expenses as maintenance and rental of core shacks, water truck and other miscellaneous expenses for work done on the properties.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $1,160,344 at August 31, 2013 compared to $1,250,666 at August 31, 2012.  The Company’s cash and short-term investment position at August 31, 2013 was $1,081,381.

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

5.C.  Research and Development, Patents and Licenses, Trademarks, etc.

5.D.  Trend Information

No Disclosure Necessary.

5.E.  Off-Balance Sheet Arrangements

At 8/31/2013 and 8/31/2012, the Company had no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company had no “hard” contractual obligations at 11/30/2013.  However, under certain of its property acquisition agreements, the Company is committed to expend funds on exploration and/or make cash option payments and/or issue common shares to maintain or complete its option arrangements.  The Company is required to pay approximately $120,000 in taxes each year to the Mexican government for its mineral exploration properties.

5.G.  Safe harbor.

      --- No Disclosure Necessary ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3

Directors and Senior Management

November 30, 2013

Name	Positions	Age	Date First Elected or Appointed
Ing. Daniel N. Fernandez (2)	Director	72	June 1998
Marc Legault	Director	53	January 2006
David Moore	Director	62	June 2012
Stephen Pearce (1)(3)	Director/CFO/Secretary	43	December 2000
Andrew Robertson (1)	Director	69	December 1998
Edward K. Sorbara (1)	Director	69	June 1998
J. Paul Sorbara (2)	Director/CEO/President	60	February 1997
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

Stephen Pearce has been the Corporate Secretary of the Company since 12/11/2000 and CFO and a Director of the Company since 1/26/2006.  He was graduated from York University in 1993 with a degree in Economics.  He received his law degree from the University of British Columbia in 1996.  He is an attorney specializing in junior mining companies.  Mr. Pearce serves as a Director and/or Corporate Secretary of the following TSX Venture Exchange listed companies: Neotek Solutions Inc. (since 2001); Sable Resources Ltd. (since 2003), Sunorca Development Corporation (since 2008), Movarie Capital Corp. (since 2011), Flying A Petroleum Ltd. (since 2012), Vanadiumcorp Resource Inc. (since 2013) and Artha Resources Corporation (since 2013).  As a director of the Company, Mr. Pearce participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

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

J. Paul Sorbara has been the President and CEO of the Company since 2/5/1997 and a Director of the Company since 5/10/1998.  He is a graduate of the University of Toronto where he received a Bachelor of Science Degree in 1976 and a Master of Science Degree in 1979.  He received the designation of Professional Geologist in 1991 from the Association of Professional Engineers and Geoscientists in British Columbia; and in 1985 the Geological Association of Canada awarded him the designation of Fellow of the Geological Association of Canada.  He also serves as the President of Minera Delta S.A. de C.V., a wholly owned subsidiary of Golden Goliath.  He owns a consulting firm, Sorbara Geological Consulting Ltd., but devotes very little time to that company. Since January 2004, he has been a Director of Jiulian Resources Inc.  He devotes full time to his duties as the President of the Company.  As a director of the Company, Mr. Sorbara participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

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

6.B.  Compensation

Director Compensation

The Company has no formal program for compensating Directors for their service as directors.  There are no Director service contracts with the Company providing for benefits upon termination of employment.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  The Company’s directors also participate in the Company’s Stock Option Plan; during Fiscal 2013, NIL stock options were granted to Directors and during Fiscal 2012, 4,200,000 stock options were granted to Directors.   No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table which details current and former Directors (Richard Hughes and David Moore) compensation paid/accrued for Fiscal 2013.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management/Directors during Fiscal 2013 was $220,027.  The following table details Senior Management/Director compensation paid/accrued for Fiscal 2013.

Table No. 4
Director and Senior Management Compensation
Name and principal position	Year	Salary	Share-based awards	Option-based awards	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation(3)
					Annual incentive plans	Long-term incentive plans
J. Paul Sorbara, CEO/ President (1)	2013	$120,000	NA	NA	NA	NA	NA	NA	$120,000
Stephen Pearce, CFO/Secretary	2013	$60,000	NA	NA	NA	NA	NA	NA	$60,000
Daniel Fernandez Manager of Minera Delta S.A.	2013	$40,027	NA	NA	NA	NA	NA	NA	$40,027
(1) Mr. Sorbara’s “salary” is paid to Sorbara Geological Consulting Ltd., private company owned/controlled by him.

(2) During the Senior Management’s employment, the Company reimburses Senior Management for all travel and other expenses actually, properly and necessarily incurred by the NEO in connection with the Senior Management’s duties in accordance with the policies set from time to time by the Company, in its sole discretion.  The Senior Management is required to furnish such receipts, vouchers or other evidence as are required by the Company to substantiate such expenses.  Such reimbursements are excluded from the “Total Compensation”.

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2013, the most recently completed fiscal year; there were 9,065,000 stock options outstanding.  During Fiscal 2013, NIL stock options were granted to Senior Management, Directors, and employees/consultants; all stock options vested upon granting.  During Fiscal 2013, no SARs (stock appreciation rights) were granted.  During Fiscal 2013: no stock options were exercised; 875,000 expired or were cancelled; and none were re-priced.

Table No. 5
Stock Option Grants in Fiscal 2013 Ended 8/31/2013

Name	Number of Options Granted	Percent Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Daniel Fernandez	NIL
David Moore	NIL
Marc Legaul	NIL
Stephen Pearce	NIL
Andrew Robertson	NIL
Edward Sorbara	NIL
J. Paul Sorbara	NIL
Management/Directors	NIL
Employees/Consultants	NIL
TOTAL	NIL

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During Fiscal 2013 Ended 8/31/2013, the most recently completed fiscal year, no stock options were exercised by Senior Management and/or Directors.  No SARs (stock appreciation rights) were exercised during this period.

The following table gives certain information concerning stock options by the Company’s Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 6
Aggregated Stock Options Exercises in Fiscal 2013 Fiscal Yearend Unexercised Stock Options Fiscal Yearend Stock Option Values Senior Management/Directors
Name	Number of Shares Acquired on Exercise	Aggregate Value Realized (1)	Number of Unexercised Options at Fiscal Yearend Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Yearend (1) Exercisable/ Unexercisable
Ing. Daniel N. Fernandez	Nil	Nil	1,000,000/nil	$nil/$nil
David Moore	Nil	Nil	500,000/nil	$nil/$nil
Marc Legault	Nil	Nil	500,000/nil	$nil/$nil
Stephen Pearce	Nil	Nil	1,000,000/nil	$nil/$nil
Andrew Robertson	Nil	Nil	500,000/nil	$nil/$nil
Edward K. Sorbara	Nil	Nil	500,000/nil	$nil/$nil
J. Paul Sorbara	Nil	Nil	1,700,000/nil	$nil/$nil
(1) The market price for the Company’s common shares on 8/31/2013 was $0.045. No value has been given to unexercised options that were out-of-the-money on 8/31/2013.

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

Written Management Agreements

The Company has no written agreements with any director or member of management.

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

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2013, the Board of Directors held one scheduled meeting.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholder; all but Marc Legault, Edward Sorbara and Andrew Robertson of the directors attended the January 2013 annual shareholders meeting.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted 9/1/2006.  The current members of the Audit Committee are: Stephen Pearce, Andrew Robertson (independent), and Edward Sorbara (independent).  The Audit Committee met once during Fiscal 2013 and has met once during Fiscal 2014-to-date but regularly communicate informally throughout the year.

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

6.C.5.  Code of Ethics

The Board has adopted “Code of Business Contact and Ethics” addressing various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2013 and Fiscal 2014-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of 11/30/2013, the Company had ten full-time employees and several part-time employees/consultants, including the Senior Management; seven of these employees are directly engaged in mineral exploration/development.  As of 8/31/2013 and 8/31/2012, the Company had ten and fourteen employees, respectively, including the Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

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

Table No. 7 Shareholdings of Directors and Senior Management Shareholdings of 5% Shareholders November 30, 2013

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #
Common	Sprott Asset Management (1)	8,695,378	7.0%
Common	Agnico Eagle Mines Limited (2)	6,762,000	5.5%
Common	Concept Capital Management Ltd. (3)	25,277,777	20.4
	5% Shareholder Subtotal	40,735,155	32.9%
Common	J. Paul Sorbara (4)	2,629,970	2.1%
Common	Daniel Fernandez (5)	2,067,000	1.7%
Common	Edward Sorbara (6)	861,625	0.7%
Common	David Moore (7)	515,000	0.4%
Common	Andrew Robertson (8)	701,000	0.6%
Common	Stephen Pearce (9)	1,080,000	0.9%
Common	Marc Legault (10)	500,000	0.4%
	Directors and Senior Management Subtotal	8,354,595	6.7%
	TOTAL	49,089,750	39.6%

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

Their address is: 145 King Street East, Toronto, Ontario, M5C 2Y7.  The contact person is: David Smith; VP, Investor Relations.

(3)

Concept Capital Management Ltd. is a private investor based out of Majuro, Marshall Islands. 10,833,333 represent share purchase warrants currently exercisable.

(4)

1,700,000 represent currently exercisable stock options.

855,500 common shares and 500,000 stock options are held indirectly through Sorbara Geological Consulting Limited, a private company control by Mr. Sorbara.

(5)

1,000,000 represent currently exercisable stock options.

(6)

500,000 represent currently exercisable stock options.

(7)

500,000 represent currently exercisable stock options.

(8)

500,000 represent currently exercisable stock options.

500,000 common shares are registered in the name of A. MacG. Robertson & Associates Inc. and A. MacG. Holdings Inc., of which Andrew MacG. Robertson is the sole owner of all issued voting shares.

(9)

1,000,000 represent currently exercisable stock options.

(10)

500,000 represent currently exercisable stock options.

#

Based on 123,694,222 common shares outstanding at 11/30/2013, and warrants and stock options held by each beneficial holder exercisable within sixty days.

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

Table No. 8

Stock Options Outstanding

November 30, 2013

J. Paul Sorbara	450,000	$0.10	12/8/2008	12/7/2013
	500,000	$0.25	5/7/2010	5/7/2015
	500,000	$0.25	12/21/2011	12/21/2016
	250,000	$0.20	7/16/2012	7/16/2017
Stephen Pearce	75,000	$0.10	12/8/2008	12/7/2013
	225,000	$0.25	5/7/2010	5/7/2015
	550,000	$0.25	12/21/2011	12/21/2016
	150,000	$0.20	7/16/2012	7/16/2017
Daniel Fernandez	50,000	$0.10	12/8/2008	12/7/2013
	225,000	$0.25	5/7/2010	5/7/2015
	600,000	$0.25	12/21/2011	12/21/2016
	175,000	$0.20	7/16/2012	7/16/2017
David Moore	500,000	$0.20	7/16/2012	7/16/2017
Marc Legault	100,000	$0.20	7/16/2012	7/16/2017
	25,000	$0.10	12/8/2008	12/7/2013
	50,000	$0.25	5/7/2010	5/7/2015
	325,000	$0.25	12/21/2011	12/21/2016
Andrew Robertson	25,000	$0.10	12/8/2008	12/7/2013
	125,000	$0.25	5/7/2010	5/7/2015
	250,000	$0.25	12/21/2011	12/21/2016
	100,000	$0.20	7/16/2012	7/16/2017
Edward Sorbara	50,000	$0.10	12/8/2008	12/7/2013
	125,000	$0.25	5/7/2010	5/7/2015
	225,000	$0.25	12/21/2011	12/21/2016
	100,000	$0.20	7/16/2012	7/16/2017
Total Officers/Directors	5,750,000
Employees/Consultants/etc.	25,000	$0.10	12/8/2008	12/7/2013
	300,000	$0.20	7/16/2012	7/16/2017
	950,000	$0.25	5/7/2010	5/7/2015
	1,165,000	$0.25	12/21/2011	12/21/2016
TOTAL	8,190,000

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

	Common Shares Owned at 11/30/2013	Common Shares Owned at 12/31/2012	Common Shares Owned at 01/31/2012
Sprott Asset Management	8,695,378	9,536,478	11,329,878
Agnico Eagle Mines Limited	6,762,000	6,762,000	6,762,000
Concept Capital Management Ltd.	14,444,444	NIL	NIL

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 11/30/2013, the Company’s shareholders’ list showed 106,660,889 common shares outstanding, with 41 registered shareholders.  13 of these shareholders were resident in Canada, holding 87,228,106 common shares (representing about 81.8% of the issued/outstanding shares); 25 registered shareholders were resident in the United States, holding 3,828,339 common shares (representing about 3.6%); and three registered shareholder were resident in other countries, holding 15,604,444 common shares.

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

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides services to the Company including providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require. These costs to Hastings Management are divided between several public and private companies and not all the costs of each category is paid by any one company. As such, while most companies charge these expenses individually to the income statement the Company reduces these costs by sharing them with other companies. Hastings Management estimates the percentage of time spent on any one company in any given period and it is charged proportionately.  Richard Hughes, a former Director of Golden Goliath, owns Hastings Management.  During the Fiscal 2012 Ended August 31, 2013, Hastings Management charged the Company $38,037 (2012 = $37,972) for these services.

J.Paul Sorbara’s “annual compensation” is paid to Sorbara Geological Consulting Ltd., private company owned and controlled by him.  During Fiscal 2013/2012, this firm was paid $120,000 and $120,000.

Due from Related Parties at 8/31/2013 included $36,120 (2012 = $36,429) due from a company controlled by a director.

During Fiscal 2013 ended August 31, 2013, the Company paid $40,027 (2012 = $38,145) in wages and benefits to Daniel Fernandez, Manager of Minera Delta S.A. and a director.

During Fiscal 2013 ended August 31, 2013, the Company paid $60,000 (2012 = $60,000) in consulting fees to Stephen Pearce, CFO/Secretary/Director.

During Fiscal 2013 ended August 31, 2013, the Company paid NIL (2012 = $6,000) in consulting fees to David Moore, Director.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 8/31/2012, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

--- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Morgan LLP, Chartered Accountants are included herein immediately preceding the financial statements.

Audited Financial Statements

Fiscal 2-13/2012/2011 Ended August 31st

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

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

Period Ended	Volume	High	Low	Closing
Monthly
11/30/2013	918,800	$0.04	$0.03	$0.03
10/31/2013	723,900	$0.04	$0.04	$0.04
9/30/2013	1,019,800	$0.04	$0.04	$0.04
8/31/2013	1,131,800	$0.06	$0.04	$0.04
7/31/2013	1,186,600	$0.05	$0.04	$0.04
6/30/2013	1,034,300	$0.06	$0.04	$0.05
Quarterly
11/30/2013	2,662,500	$0.04	$0.03	$0.03
8/31/2013	3,342,700	$0.06	$0.04	$0.04
5/31/2013	6,249,700	$0.10	$0.04	$0.05
2/29/2013	3,949,800	$0.16	$0.10	$0.10
11/30/2012	6,802,100	$0.20	$0.13	$0.15
8/31/2012	2,939,200	$0.22	$0.14	$0.20
5/31/2012	4,007,900	$0.26	$0.14	$0.15
2/29/2012	6,905,300	$0.30	$0.19	$0.23
11/30/2011	5,738,100	$0.38	$0.18	$0.19
Yearly
8/31/2013	13,542,200	$0.20	$0.04	$0.04
8/31/2012	19,062,000	$0.30	$0.13	$0.20
8/31/2011	62,054,900	$0.75	$0.18	$0.38
8/31/2010	24,849,700	$0.32	$0.14	$0.21
8/31/2009	19,670,900	$0.18	$0.04	$0.13

The Company’s common shares began trading on the Frankfurt Stock Exchange on 1/14/2004, with the trading symbol of “GGZ.F”.  Total volume through 11/30/2013 was 10.656,900.  Prices ranged from euro$0.01 to euro$0.50; the closing price on 11/30/2013 was euro$0.02.

The Company’s common shares began trading on the Munich-Stock Exchange on 1/17/2006, with the trading symbol of “GGZ.MU”.  Total volume through 11/30/2013 was 3,037,400. Prices ranged from euro$0.01 to euro$0.47; the closing price on 11/30/2013 was euro$0.03.

The Company’s common shares began trading on the Stuggart Stock Exchange in Europe on 1/18/2011, with the trading symbol of “GGZ.SG”.  Total volume through 11/30/2013 was 357,100.  Prices ranged from euro$0.01 to euro$0.48; the closing price on 11/30/2013 was euro$0.02.

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

Stock Options

Refer to ITEM #6E and Tables No. 4/5/6/7/8 for additional information.

Warrants

As of 11/30/2013, 11,988,888 share purchase warrants were outstanding, of which 10,833,333 are exercisable at $0.12 until March 26, 2016 and 1,155,555 are exercisable at $0.09 until March 26, 2016.

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

10.C.  Material Contracts

a. Earn-In and Shareholders Agreement with Agnico-Eagle Mines Limited, for the exploration and development of the Company’s Las Bolas and Los Hilos properties, dated 12/8/2011.  This agreement was terminated in August 2013.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as August 31, 2013.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of August 31, 2013, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of August 31, 2013.

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

ITEM 16B.  CODE OF ETHICS

The Board has adopted “Code of Business Contact and Ethics” addressing various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2013 and Fiscal 2014-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

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

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2013 Ended 8/31/2013	Fiscal 2012 Ended 8/31/2012
Audit Fees	$34,500	$35,000
Audit-Related Fees	$nil	$6,000
Tax Fees	$nil	$nil
All Other Fees	$nil	$nil
TOTAL	$34,500	$41,000

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 16F.  CHANGE IN REGISTRANTS’S CEERTIFYING ACCOUNTANT

ITEM 16G.  CORPORTE GOVERNANCE

           --- No Disclosure Necessary ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have elected to provide financial statements for the fiscal year ended August 31, 2013 and the related information pursuant to ITEM 18.

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

(a) Any additional exhibits you wish to file as part of the registration statement or report, clearly marked to indicate their subject matter:

         --- No Disclosure Necessary---

(b) any document or part of a document incorporated by reference in this filing if it is not otherwise required Additional Exhibits:

  ---Incorporated by reference to Form 20-FR Registration Statement, as amended and Form 6-K’s ---

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2013, 2012 and 2011

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT OF

REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Golden Goliath Resources Ltd.

(An exploration stage company)

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Golden Goliath Resources Ltd., which comprise the consolidated statements of financial position as at August 31, 2013 and 2012, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the three year period ended August 31, 2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Golden Goliath Resources Ltd. as at August 31, 2013 and 2012, and its financial performance and its cash flows for each of years in the three year period ended August 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Vancouver, Canada	“Morgan LLP”

December 17, 2013	Chartered Accountants

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

	AUGUST 31,	AUGUST 31,
	2013	2012

ASSETS

Current Assets
Cash	$297,429	$249,032
Short term investments (Note 5)	783,952	879,643
Marketable securities (Note 6)	48,875	120,000
Accounts receivable (Note 7)	12,281	31,389
Due from related parties (Note 15)	36,121	36,429
Prepaid expenses	27,067	37,633
Total Current Assets	1,205,725	1,354,126

Non-current Assets
Value-added taxes recoverable	92,734	78,340
Exploration and evaluation assets (Note 8)	5,884,438	7,597,438
Property and equipment (Note 9)	97,033	119,433

Total Assets	$7,279,930	$9,149,337

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$45,381	$103,460

Non-current Liabilities
Employment benefit obligations	62,219	60,004

Total Liabilities	107,600	163,464

EQUITY

Share capital (Note 10)	26,044,652	24,848,652
Share-based payments reserves	2,758,145	2,758,145
Accumulated other comprehensive (loss) income	(34,388)	45,000
Deficit	(21,596,079)	(18,665,924)
Total Equity	7,172,330	8,985,873

Total Liabilities And Equity	$7,279,930	$9,149,337

Going Concern (Note 1)
These consolidated financial statements were authorized for issue by the Board of Directors on December 17, 2013. They are signed on behalf of the Company by:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2013	2012	2011
Expenses
Amortization	$26,854	$26,088	$26,054
Automobile	3,052	3,398	2,823
Consulting (Note 15)	111,764	235,792	191,928
Foreign exchange (gain) loss	(9,531)	14,356	22,130
Investor relations	96,056	81,514	38,242
Management fees (Note 15)	120,000	120,000	120,000
Office and general (Note 15(a))	88,634	91,776	111,504
Professional fees	58,486	64,793	64,958
Rent and utilities	38,376	36,486	44,595
Transfer agent and filing fees	19,374	16,729	16,747
Travel	25,645	26,568	34,314
Share-based compensation	-	777,347	-
Wages and benefits (Note 15)	258,717	238,629	293,195
Loss Before Other Income (Expenses)	(837,427)	(1,733,476)	(966,490)

Other Income (Expenses)
Realized gain on marketable securities	44,105	-	-
Gain on sale of interest in mineral property	29,756	26,461	55,843
Write down of mineral property exploration costs	(2,178,691)	(2,007,751)	(118,769)
Other income	3,059	123	-
Interest Income	9,043	20,113	17,631
Net Loss For The Year	(2,930,155)	(3,694,530)	(1,011,785)

Other Comprehensive (Loss) Income
Reclassification to realized loss upon sale of marketable securities	(18,947)	-	-
Unrealized (loss) gain on marketable securities	(60,441)	54,375	(9,375)
	(79,388)	54,375	(9,375)
Comprehensive Loss For The Year	$(3,009,543)	$(3,640,155)	$(1,021,160)

Loss Per Share – Basic and Diluted	$(0.03)	$(0.04)	$(0.01)

Weighted Average Number Of Shares Outstanding – Basic and diluted	98,429,535	92,216,445	85,749,549

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

	COMMON SHARES		SHARE-BASED PAYMENTS RESERVE	ACCUMULATED OTHER
	WITHOUT PAR VALUE
	SHARES	AMOUNT		COMPREHENSIVE INCOME(LOSS)	DEFICIT	TOTAL EQUITY
Balance, August 31, 2010	80,655,503	$21,928,143	$2,061,321	$-	$(13,959,609)	$10,029,855
Stock options exercised	675,000	118,500	-	-	-	118,500
Fair value of options allocated to shares on exercise	-	80,523	(80,523)	-	-	-
Warrants exercised	10,885,942	2,721,486	-	-	-	2,721,486
Other comprehensive loss	-	-	-	(9,375)	-	(9,375)
Net loss for the year	-	-	-	-	(1,011,785)	(1,011,785)
Balance, August 31, 2011	92,216,445	24,848,652	1,980,798	(9,375)	(14,971,394)	11,848,681
Share-based compensation	-	-	777,347	-	-	777,347
Other comprehensive income	-	-	-	54,375	-	54,375
Net loss for the year	-	-	-	-	(3,694,530)	(3,694,530)
Balance, August 31, 2012	92,216,445	24,848,652	2,758,145	45,000	(18,665,924)	8,985,873

Private placements, net of share issue costs	14,444,444	1,300,000	-	-	-	1,300,000
Agent's warrants issued on private placement	-	44,121	-	-	-	44,121
Share issue costs	-	(148,121)	-	-	-	(148,121)
Other comprehensive loss	-	-	-	(79,388)	-	(79,388)
Net loss for the year	-	-	-	-	(2,930,155)	(2,930,155)
Balance, August 31, 2013	106,660,889	$26,044,652	$2,758,145	$(34,388)	$(21,596,079)	$7,172,330

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2013	2012	2011

Operating Activities
Net loss for the year	$(2,930,155)	$(3,694,530)	$(1,011,785)
Adjustments to reconcile loss to net cash used in operating activities:
Amortization	26,854	26,088	26,054
Gain on sale of interest in mineral property	(29,756)	(26,461)	-
Interest income	(9,043)	(20,113)	(17,631)
Share-based compensation	-	777,347	-
Write down of mineral property exploration costs	2,178,691	2,007,751	118,769
Realized gain on marketable securities	(44,105)	-	-
Change in non-cash operating assets and liabilities:
Accounts receivable	4,714	(15,309)	(25,003)
Due from related parties	308	(36,339)	21,018
Prepaid expenses	10,566	(27,892)	12,344
Accounts payable and accrued liabilities	(58,079)	73,438	(48,450)
Employment benefit obligations	2,215	(5,388)	21,000
Cash Used In Operating Activities	(847,790)	(941,408)	(903,684)

Investing Activities
Expenditures on mineral properties	(494,935)	(725,995)	(1,100,965)
Purchase of short term investments	(1,200,000)	(1,300,000)	(3,800,000)
Proceeds from redemption of short term investments	1,295,691	2,875,000	3,000,000
Purchase of property and equipment	(4,454)	(4,273)	(74,238)
Interest income	9,043	20,113	17,631
Proceeds on sale of marketable securities	94,842	-	50,000
Proceeds on sale of mineral property interest	-	50,221	-
Cash (Used In) Provided By Investing Activities	(299,813)	915,066	(1,907,572)

Financing Activity
Share issuances for cash (net of share issuance costs)	1,196,000	-	2,839,986

Increase (Decrease) In Cash	48,397	(26,342)	28,730

Cash, Beginning Of Year	249,032	275,374	246,644

Cash, End Of Year	$297,429	$249,032	$275,374

Supplementary Cash Flow Disclosure And Non-Cash Investing And Financing Activities:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-
Shares received for mineral property interest	$59,000	$-	$75,000

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2013, 2012 AND 2011

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2013, 2012 AND 2011

(Expressed in Canadian Dollars)

2.

BASIS OF PRESENTATION (Continued)

c)

Foreign Currencies

The Company’s reporting currency and functional currency is the Canadian dollar.  Transactions in United States (“US”) and Mexican (“MXN”) foreign currencies have been translated into Canadian dollars as follows:

•

Monetary items at the rate prevailing at the statement of financial position date;

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

Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets.  Note 8 discloses the carrying value of such assets.  The triggering events for exploration and evaluation assets are defined in IFRS 6 Exploration for and evaluation of mineral resources and are as follows:

•

the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future;

•

substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•

exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources, and the entity has decided to discontinue such activities in the specific area;

•

sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2013, 2012 AND 2011

(Expressed in Canadian Dollars)

2.

BASIS OF PRESENTATION (Continued)

d)

Significant Accounting Judgments and Estimates (Continued)

Intangible Exploration and Evaluation Assets (Continued)

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

3.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below for the year ended August 31, 2013 have been applied consistently to all periods presented in these consolidated financial statements.

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

YEARS ENDED AUGUST 31, 2013, 2012 AND 2011

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)

Financial Instruments and Risk Management (Continued)

Financial assets (Continued)

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

The Company has classified cash and short term investments as fair value through profit or loss financial assets. Investments in marketable securities are classified as available for sale. Other receivables and related party advances are classified as loans and receivables. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities. Management did not identify any material embedded derivatives, which require separate recognition and measurement.

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

YEARS ENDED AUGUST 31, 2013, 2012 AND 2011

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

Credit risk and liquidity risk on amounts due to creditors are significant to the Company’s statement of financial position. The Company manages these risks by actively pursuing additional share capital issuances to settle its obligations in the normal course of its operating, investing and financing activities. The Company’s ability to raise share capital is indirectly related to changing metal prices and the prices of gold and silver in particular. To mitigate this market risk, management of the Company actively pursues a diversification strategy with property holdings focusing on precious metals as well as base metals.

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

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs with any excess accounted for as a gain on disposal.

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

YEARS ENDED AUGUST 31, 2013, 2012 AND 2011

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)

Exploration and Evaluation Assets (Continued)

It is management’s judgment that none of the Company’s exploration and evaluation assets have reached the development stage and as a result are all considered to be exploration and evaluation assets.

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

h)

Impairment of Non-Financial Assets

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

Where it is possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.  Each of the Company’s exploration and evaluation properties is considered to be a cash-generating unit for which impairment testing is performed.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2013, 2012 AND 2011

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2013, 2012 AND 2011

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

YEARS ENDED AUGUST 31, 2013, 2012 AND 2011

(Expressed in Canadian Dollars)

4.

FUTURE ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

IFRS 9 - Financial Instruments. IFRS 9 establishes the requirements for recognizing and measuring financial assets and financial liabilities. The Company has yet to assess the full impact of IFRS 9.

The following standards are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.  The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

IFRS 10 - Consolidated Financial Statements. IFRS 10 supersedes IAS 27: Consolidated and Separate Financial Statements and establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

IFRS 11 - Joint Arrangements. IFRS 11 establishes principles for financial reporting by parties to a joint arrangement and supersedes IAS 31: Interests in Joint Ventures and SIC 13: Jointly Controlled Entities - Non- Monetary Contributions by Venturers.

IFRS 12 - Disclosure of Interests in Other Entities. IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.

IFRS 27 - Separate Financial Statements. IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9.

IAS 28 - Investments in Associates and Joint Ventures. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

5.

SHORT-TERM INVESTMENTS

As at August 31, 2013, the Company’s short–term investment of $780,000 (August 31, 2012 - $875,000) was comprised of Canadian investments in guaranteed investment certificates maturing on April 16, 2014 at effective interest rates of 1.35% (August 31, 2012 – 1.3%).

6.

MARKETABLE SECURITIES

Marketable securities consist of 425,000 (August 31, 2012 – 375,000) common shares of Comstock Metals Ltd. with a fair value of $48,875 (August 31, 2012 - $120,000).

Marketable securities are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the investment is derecognized or impaired, at which time, the gain (loss) would be recorded in net income.

7.

ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	AUGUST 31
	2013	2012

Sales taxes recoverable	$ 2,966	$ 13,552
Other receivable	9,315	17,837
	$ 12,281	$ 31,389

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2013, 2012 AND 2011

(Expressed in Canadian Dollars)

8.

EXPLORATION AND EVALUATION ASSETS

	San Timoteo Oro Leon Nueva Union La Reforma	Oteros La Esperanza La Hermosa	Bufalo La Barranca	Los Hilos Las Bolas El Manto Don Lazaro La Verde	Nopalera Flor de Trigo	Corona Beck El Chamizal El Canario La Cruz	Las Trojas La Gloria Todos los Santos Los Cantiles	Yudit	Total
Acquisition costs
Balance at August 31, 2013, 2012, and 2011	$ 69,257	$ --	$ --	$ 187,123	$ 78,393	$ --	$ --	$ --	$ 334,773
Exploration costs
Balance, August 31, 2011	3,734,555	--	81,728	4,031,912	685,857	77,483	35,159	--	8,646,694
Incurred during the year
Assaying	--	--	8,790	--	97,298	--	455	--	106,543
Geology and mapping	5,081	--	--	1,137	6,756	--	712	--	13,686
Property taxes and passage rights	20,773	6,654	41,496	--	14,799	15,907	6,879	513	107,021
Salaries	18,876	--	--	--	--	--	--	--	18,876
Travel	20,862	--	--	2,479	5,474	1,170	780	--	30,765
Road construction/site preparation	7,634	--	--	18,537	--	11,647	10,364	--	48,182
Facilities and other	113,111	--	--	40,870	71,016	23,802	73,610	--	322,409
Write down	(1,961,689)	(6,654)	--	--	--	(13,392)	(26,016)	--	(2,007,751)
Disposal	--	--	--	--	--	(23,760)	--	--	(23,760)
Balance, August 31, 2012	1,959,203	--	132,014	4,094,935	881,200	92,857	101,943	513	7,262,665
Incurred during the year
Assaying	25,817	--	--	--	676	--	--	--	26,493
Geology and mapping	2,021	--	215	--	1,600	--	--	--	3,836
Property taxes and passage rights	28,857	10,086	51,323	45	15,554	27,155	7,551	541	141,112
Salaries	26,330	--	--	--	--	1,078	--	--	27,408
Travel	10,598	--	4,418	--	292	574	886	--	16,768
Road construction/site preparation	--	--	908	--	--	--	2,453	--	3,361
Facilities and other	67,672	--	102,163	--	--	20,803	82,842	2,477	275,957
Option payment	--	--	--	--	--	(29,244)	--	--	(29,244)
Write down	--	(10,086)	--	(2,047,491)	--	(109,220)	(8,363)	(3,531)	(2,178,691)
Balance, August 31, 2013	$ 2,120,498	$ --	$ 291,041	$ 2,047,489	$ 899,322	$ 4,003	$ 187,312	$ --	$ 5,549,665
Cost summary at August 31, 2012
Acquisition costs	$ 69,257	$ --	$ --	$ 187,123	$ 78,393	$ --	$ --	$ --	$ 334,773
Exploration costs	1,959,203	--	132,014	4,094,935	881,200	92,857	101,943	513	7,262,665
Total	$ 2,028,460	$ --	$ 132,014	$ 4,282,058	$ 959,593	$ 92,857	$ 101,943	$ 513	$ 7,597,438
Cost summary at August 31, 2013
Acquisition costs	$ 69,257	$ --	$ --	$ 187,123	$ 78,393	$ --	$ --	$ --	$ 334,773
Exploration costs	2,120,498		291,041	2,047,489	899,322	4,003	187,312	--	5,549,665
Total	$ 2,189,755	$ --	$ 291,041	$ 2,234,612	$ 977,715	$ 4,003	$ 187,312	$ --	$ 5,884,438

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2013, 2012 AND 2011

(Expressed in Canadian Dollars)

8.

EXPLORATION AND EVALUATION ASSETS (Continued)

The Company has an extensive property portfolio of mining concessions, acquired mainly through staking, in the Uruachic District of Mexico covering approximately 10,000 hectares. The Company has various net smelter returns on specific claims forming a part of the Company’s properties. The net smelter returns range from 1% to 3%, which have buyouts ranging from US$250,000 to US$2,000,000.

In May 2007 and amended April 2011, the Company optioned to Comstock Metals Ltd. (“Comstock”) the right to earn up to a 75% and 60% interest respectively in the Corona and El Chamizal properties in exchange for Comstock spending $500,000 and $200,000 on the respective properties before February 8, 2014, and issuing 300,000 (300,000 common shares received) and 150,000 (25,000 common shares received) common shares respectively to the Company over a period of two years.  In order to keep the option in good standing, Comstock paid $50,000 and issued an additional 200,000 common shares to the Company.

The Company has received notice from Comstock that it has spent in excess of $1,000,000 at Corona and effective April 9, 2013 the Company and Comstock entered into a joint venture agreement to further explore the property whereby Comstock shall act as the operator.  The Company is responsible for 40% of all exploration costs going forward.

Comstock has advised the Company that it will no longer proceed with the El Chamizal option and has returned a 100% interest in the property back to the Company.

In December 2011, and as amended January 25, 2012, the Company signed an Earn-in and Shareholders Agreement with Agnico-Eagle Mines Limited (“Agnico”) for the exploration and development of the Company’s Las Bolas/Los Hilos property.  Under the terms of the agreement, Agnico has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of 5 years. The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon fulfilling the commitments for 51% interest, they will have deemed to acquire 71% interest without further consideration.

In August 2013 Agnico has elected to terminate the agreement.

During the year ended August 31, 2013, $2,178,691 (2012 - $2,007,751) in deferred expenditures related to certain mineral claims were written down, mainly related to the Company’s Las Bolas/Los Hilos Property.  A number of smaller claims were written off which the Company will continue to hold but which are not viewed as priorities and management does not currently intend to conduct any exploration activities on these non core claims in the next year.

9.

PROPERTY AND EQUIPMENT

COST	EQUIPMENT	VEHICLES	LAND	TOTAL
Balance August 31, 2011	$146,041	$101,610	$18,917	$266,568
Additions	4,273	-	-	4,273
Balance August 31, 2012	150,314	101,610	18,917	270,841
Additions	4,454	-	-	4,454
Balance August 31, 2013	$154,768	$101,610	$18,917	$275,295

ACCUMULATED AMORTIZATION	EQUIPMENT	VEHICLES	LAND	TOTAL
Balance August 31, 2011	$54,823	$70,497	$-	$125,320
Amortization	17,150	8,938	-	26,088
Balance August 31, 2012	71,973	79,435	-	151,408
Amortization	24,373	2,481	-	26,854
Balance August 31, 2013	$96,346	$81,916	$-	$178,262

CARRYING AMOUNTS
As at August 31, 2012	$78,341	$22,175	$18,917	$119,433
As at August 31, 2013	$58,422	$19,694	$18,917	$97,033

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2013, 2012 AND 2011

(Expressed in Canadian Dollars)

10.

SHARE CAPITAL AND RESERVES

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

As at August 31, 2013, the Company had 106,660,889 (2012 – 92,216,445) common shares issued and fully paid.

On March 28, 2013 the Company completed a private placement of 14,444,444 units at a price of $0.09 per unit for gross proceeds of $1,300,000.  Each unit consist of one common share and three-quarters of one non-transferable share purchase warrant exercisable for a period of three years at a price of $0.12 for each whole warrant.

The Company paid its agents a cash commission of $104,000 and 1,155,555 agent’s warrants exercisable at $0.09 per share for three years valued at $44,121 (risk-free interest rate of 1.21%, dividend yield of Nil, volatility factor of 77.48%, and expected life of 3 years).

Warrants

		WEIGHTED AVERAGE
	NUMBER OF	EXERCISE
	WARRANTS	PRICE
Outstanding and exercisable at August 31, 2010	10,945,133	$ 0.25
Exercised	(10,885,942)	0.25
Expired	(59,191)	0.25
Outstanding and exercisable at August 31, 2011 and August 31, 2012	-	-
Issued	11,988,888	0.12
Outstanding and exercisable at August 31, 2013	11,988,888	$ 0.12

As at August 31, 2013, the following share purchase warrants issued on March 28, 2013 in connection with private placements were outstanding:

NUMBER OF WARRANTS	EXERCISE PRICE	EXPIRY DATES
10,833,333	0.12	March 26, 2016
1,155,555	0.09	March 26, 2016
11,988,888

Stock Options

The Company has a 10% rolling stock option plan for its directors, officers, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company’s stock option plan provides for immediate vesting, or vesting at the discretion of the Board at the time of the option grant and are exercisable for a period of up to 5 years. Stock options granted to investor relations’ consultants vest over a twelve month period, with one quarter of such options vesting in each three month period.

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2013, 2012 AND 2011

(Expressed in Canadian Dollars)

10.

SHARE CAPITAL AND RESERVES (Continued)

Stock Options (Continued)

The fair value of the stock options granted during the year ended August 31, 2012  was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	December 21, 2011	July 16, 2012
Stock based compensation	$553,675	$ 223,672
Risk-free interest rate	1.18%	1.12%
dividend yield of nil, volatility factor	102.71%	102.49%
weighted average expected life of the options	5 years	5 years

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, August 31, 2010	7,425,000	$ 0.29
Expired	(2,050,000)	0.36
Exercised	(675,000)	0.18
Balance, August 31, 2011	4,700,000	0.27
Cancelled	(150,000)	0.35
Granted	5,715,000	0.25/0.20
Expired	(1,200,000)	0.40
Balance, August 31, 2012	9,065,000	0.23
Cancelled	(800,000)	0.24
Expired	(75,000)	0.35
Balance, August 31, 2013	8,190,000	$ 0.23

The weighted average remaining contractual life of options outstanding at August 31, 2013 was 2.75 years (2012 – 3.76 years).

Subsequent to August 31, 2013 a total of 1,490,000 options were cancelled or expired unexercised.

Nature and Purpose of Reserves

The reserves recorded in equity on the Company’s Statements of Financial Position is comprised of ‘Share-based Payment Reserves’ and is used to recognize the fair value of stock option grants prior to exercise, expiry or cancellation and the fair value of other share-based consideration paid at the date of payment.

11.

LOSS PER SHARE

The Company calculates the basic and diluted loss per common share using the weighted average number of common shares outstanding during each period and the diluted loss per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

To compute diluted earnings per share, the average number of shares outstanding is adjusted for the number of all potentially dilutive shares.  As of August 31, 2013 the Company had a total of 8,190,000  (2012 – 9,065,000; 2011 – 4,700,000)  stock options outstanding out of which  650,000 (2012 – 2,400,000; 2011 – 3,275,000) were potentially dilutive.  As of August 31, 2013 the Company also had a total of 11,988,888 warrants outstanding out of which 1,155,555 were potentially dilutive.  Dilutive options and warrants were not included in the Company’s loss per common share calculation because the result was anti-dilutive.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2013, 2012 AND 2011

(Expressed in Canadian Dollars)

11.

LOSS PER SHARE  (Continued)

	YEARS ENDED AUGUST 31
	2013	2012	2011
Issued common shares at September 1,	92,216,445	92,216,445	80,655,503
Weighted average issuances	6,213,090	-	5,094,046
Basic weighted average common shares	98,429,535	92,216,445	85,749,549

12.

SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration.  All mineral properties are located in Mexico.  All option proceeds are attributable to the Mexican mineral properties. Assets by geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL

August 31, 2013
Current assets	$1,153,797	$51,928	$1,205,725
Property and equipment	$34,747	$62,286	$97,033
Exploration and evaluation assets	$-	$5,884,438	$5,884,438
VAT Recoverable	$-	$92,734	$92,734
Total assets	$1,188,544	$6,091,386	$7,279,930
Accounts payable and accrued liabilities	$22,889	$22,492	$45,381
Employment benefit obligations	$-	$62,219	$62,219
Interest income	$9,035	$8	$9,043
Net loss and comprehensive loss	$2,733,599	$275,944	$3,009,543

August 31, 2012
Current assets	$1,255,925	$98,201	$1,354,126
Property and equipment	$52,526	$66,907	$119,433
Exploration and evaluation assets	$-	$7,597,438	$7,597,438
VAT Recoverable	$-	$78,340	$78,340
Total assets	$1,308,451	$7,840,886	$9,149,337
Accounts payable and accrued liabilities	$72,913	$30,547	$103,460
Employment benefit obligations	$-	$60,004	$60,004
Interest income	$20,104	$9	$20,113
Comprehensive loss for the year	$2,807,312	$202,231	$3,009,543

August 31, 2011
Interest income	$17,625	$6	$17,631
Comprehensive loss for the year	$571,661	$449,499	$1,021,160

13.

FINANCIAL INSTRUMENTS

As at August 31, 2013 and 2012, the carrying value of the Company’s financial instruments approximates their fair value. Cash and cash equivalents and short term investments and marketable securities are recorded at fair value and the Company’s other financial instruments are recorded at amortized cost, which approximates fair value due to their short term nature. The Company’s financial instruments are classified into the following categories:

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2013, 2012 AND 2011

(Expressed in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS (Continued)

		2013		2012
	LEVEL	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Fair value through profit and loss
Cash	1	$297,429	$297,429	$249,032	$249,032
Short term investments	1	$783,952	$783,952	$879,643	$879,643
Available for sale
Marketable Securities	1	$48,875	$48,875	$120,000	$120,000
Loans and receivables
Accounts receivable	2	$12,281	$12,281	$31,389	$31,389
Due from related parties	2	$36,121	$36,121	$36,429	$36,429
Other Financial Liabilities
Accounts payable and accrued liabilities	2	$45,381	$45,381	$103,460	$103,460

There have been no transfers between levels 1 and 2, or transfers in or out of level 3 for the years ended August 31, 2013 and 2012.

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

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation and cause the other party to incur a financial loss. The Company’s credit risk to its financial asset is summarized below:

	August 31, 2013	August 31, 2012
Cash	$297,429	$249,032
Short term investments	$783,952	$879,643
Marketable securities	$48,875	$120,000
Accounts receivable	$12,281	$31,389
Due from related parties	$36,121	$36,429

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

As of August 31, 2013 the Company has sufficient cash and highly liquid investment on hand to meet current liabilities and its expected administrative requirements for the coming year. The Company has cash of $297,429 (August 31, 2012 - $249,032), highly liquid investments of $783,952 (August 31, 2012 - $879,643) and total liabilities of $107,600 (August 31, 2012 - $163,464). Accounts payable and accrued liabilities of $45,381 are due within three months. Management has assessed liquidity risk as low.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2013, 2012 AND 2011

(Expressed in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS (Continued)

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

Financial assets and liabilities denominated in Mexican Pesos and U.S. dollars were as follows:

	AUGUST 31, 2013	AUGUST 31, 2012
U.S. Dollars
Financial assets	$151,479	$141,617
Financial Liabilities	$2,971	$2,601
Mexican Pesos
Financial assets	$137,888	$76,874
Financial Liabilities	$106,190	$90,551

Based on the above net exposures as at August 31, 2013, and assuming that all other variables remain constant, a 10% change in the value of the Mexican peso against the Canadian dollar would result in an increase/decrease of approximately $3,170 in the loss from operations.  Based on the above net exposures as at August 31, 2013, and assuming that all other variables remain constant, a 10% change in the value of the US dollar against the Canadian dollar would result in an increase/decrease of approximately $14,851 in the loss from operations.

Interest Rate Risk

As at August 31, 2013, the Company has no significant exposure to interest rate risk through its financial instruments.

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

YEARS ENDED AUGUST 31, 2013, 2012 AND 2011

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

The Company considers the items included on the statement of financial position in shareholders’ equity as capital.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders.  There were no changes to the Company’s approach to capital management during the year.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

15.

RELATED PARTY BALANCES AND TRANSACTIONS

Key Management Compensation

	YEARS ENDED AUGUST 31

	2013	2012	2011

Golden Goliath Resources Ltd.
Management fees	$120,000	$120,000	$120,000
Consulting fees	60,000	60,000	60,000
Wages and benefits	-	4,010	4,358
Share-based compensation	-	465,175	-
Minera Delta S.A. de C.V.
Wages and benefits	40,027	38,145	41,179
Share based compensation	-	105,598	-
Total	$220,027	$792,928	$225,537

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

a)

During the year ended August 31, 2013, the Company paid $38,037 (2012 - $37,972; 2011 - $42,579) in respect of office and administration costs to a management company controlled by a former director of the Company.

b)

Due from related parties consists of $36,120 (2012 - $36,429) due from companies controlled by common directors.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2013, 2012 AND 2011

(Expressed in Canadian Dollars)

16.

INCOME TAXES

The Company is subject to income taxes on its unconsolidated financial statements in Canada and Mexico.  The consolidated provision for income taxes varies from the amount that would be computed from applying the combined statutory income tax rates to the net loss before taxes were approximately as follows:

	2013	2012	2011

Combined statutory tax rate	29%	27%	27%

Expected income tax recovery	$(863,000)	$(942,000)	(273,000)
Non-deductible differences	(1,000)	199,000	-
Deferred income tax expense resulting from change in tax rate	(52,000)	126,000	68,000
Effect of changes in tax rate	-	(101,000)	(13,000)
Tax benefits not recognized	916,000	718,000	218,000
Income tax provision	$-	$-	-

The significant components of the Company’s deferred income tax assets were approximately as follows:

	2013	2012

Property and equipment	$30,000	$4,000
Exploration and evaluation assets	(245,000)	(1,025,000)
Losses available for future periods	3,142,000	2,891,000
Share issue costs	30,000	17,000
Tax assets not recognized	(2,957,000)	(1,887,000)
Net deferred income tax asset	$-	$-

The Company has Canadian and Mexican non-capital losses of approximately $11,373,000 which may be carried forward and applied against taxable income in future years.  The Canadian and Mexican tax losses expire between August 31, 2014 and 2033,  and December 31, 2013 and 2023 respectively as follows:

CANADA		MEXICO

2014	$354,000	2013	$1,009,000
2015	362,000	2014	405,000
2026	404,000	2015	113,000
2027	535,000	2016	183,000
2028	530,000	2017	1,296,000
2029	515,000	2018	434,000
2030	667,000	2019	807,000
2031	610,000	2020	375,000
2032	699,000	2021	1,252,000
2033	536,000	2023	287,000
	$5,212,000		$6,161,000

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Fiscal 2012 Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.; SEC File Number 0-31204

Registrant

Dated: December 23, 2013	By /s/"J. Paul Sorbara"_________________________
J. Paul Sorbara, President/Director

