Form 20-F
period 2014-08-31
GOLDEN GOLIATH RESOURCES LTD
filed 2014-12-31
CIK 1127307

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended August 31, 2014

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	106,660,889 Common Shares

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one) Large accelerated filer ☐ Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:	Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes ☐	No ☒

Index to Exhibits on Page 57

GOLDEN GOLIATH RESOURCES LTD.

FORM 20-F ANNUAL REPORT

AUGUST 31, 2014

Part III
Item 17	Financial Statements	57
Item 18	Financial Statements	57
Item 19	Exhibits	57

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

There are no known proven reserves of minerals on Golden Goliath’s properties.  The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, the Company is defined as an “exploration-stage company”.  The Company is not sufficiently capitalized with approximately $10,000 in working capital at 11/30/2014 to fund the current exploration program, estimated at $0.5 million for Fiscal 2015.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2014/2013/2012 ended August 31st was derived from the consolidated financial statements of the Company that were audited by Morgan & Company LLP, independent Registered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.

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

Table No. 1
Selected Financial Data

	Year	Year	Year	Year	Year
	Ended(1)	Ended(1)	Ended(1)	Ended(1)	Ended(2)
	8/31/2014	8/31/2013	8/31/2012	8/31/2011	8/31/2010

Sales Revenue	$0	$0	$0	$0	$0
Operating Loss	($686,944)	($837,427)	($1,733,476)	($966,490)	($1,338,686)
Comprehensive Loss	($3,584,643)	($3,009,543)	($3,640,155)	($1,021,160)	($1,412,984)
Basic/Diluted (Loss) Per Share	($0.03)	($0.03)	($0.04)	($0.01)	($0.02)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	106,660,889	98,429,535	92,216,445	85,749,549	72,302,874
Period-End Shares O/S	106,660,889	106,660,889	92,216,445	92,216,445	80,655,503
Working Capital	$161,225	$1,160,344	$1,250,666	$2,713,392	$1,808,507
Mineral Property Interests	$3,318,611	$5,884,438	$7,597,438	$8,981,467	$8,089,770
Long-Term Obligations	$69,339	$62,219	$60,004	$58,000	$37,000
Shareholder’s Equity	$3,587,687	$7,172,330	$8,985,873	$11,848,681	$10,029,855
Total Assets	$3,702,306	$7,279,930	$9,149,337	$12,022,608	$10,232,227

(1)	Prepared in accordance with IFRS.
(2)	Prepared in accordance with Canadian GAAP and then reconciled to US GAAP.

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

Table No. 2

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
November 2014		1.14	1.12	1.14
October 2014		1.13	1.12	1.13
September 2014		1.12	1.09	1.12
August 2014		1.10	1.09	1.09
July 2014		1.09	1.06	1.09
June 2014		1.09	1.07	1.07
Fiscal Year Ended 8/31/2014	1.09	1.13	1.03	1.09
Fiscal Year Ended 8/31/2013	1.02	1.06	0.97	1.06
Fiscal Year Ended 8/31/2012	1.01	1.04	0.99	0.99
Fiscal Year Ended 8/31/2011	0.99	1.06	0.94	0.98
Fiscal Year Ended 8/31/2010	1.06	1.16	1.00	1.06

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

As of 12/15/2014, Golden Goliath currently had 6,700,000 share purchase options outstanding and 11,988,888 share purchase warrants outstanding.  If all of the share purchase options and warrants were exercised, the number of common shares issued and outstanding would increase from 106,660,889 (as of 12/15/2014) to 125,349,777.  This represents a potential increase of 17.6% in the number of shares issued and outstanding and would result in dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Golden Goliath’s Stockholders

Because the success of Golden Goliath is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  At 12/15/2014, there were 6,700,000 share purchase options outstanding, which, if exercised, would result in an additional 6,700,000 common shares being issued and outstanding.  (For a breakdown of dilution, refer to the risk factor entitled: “Golden Goliath Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations.  Public distributions of capital will result in dilution to existing shareholders”).

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

The authorized capital of Golden Goliath consists of an unlimited number of common shares without par value. At 8/31/2014, the end of the most recent fiscal year, there were 106,660,889 common shares issued and outstanding; and at 11/30/2014 there were 106,660,889 common shares issued and outstanding.

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

Fiscal Year	Nature of Share Issuance	Number of Securities	Gross Amount
Fiscal 2015	Nil
Fiscal 2014	Nil
Fiscal 2013	Private Placement	14,444,444	$1,300,000
Fiscal 2012	Nil
Fiscal 2011	Exercise of Stock Options	675,000	$118,500
Fiscal 2011	Exercise of Warrants	10,885,942	$2,721,486

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2014	$317,259	Mineral Property Expenditures
Fiscal 2014	$Nil	Purchase of Capital Assets
Fiscal 2013	$494,935	Mineral Property Expenditures
Fiscal 2013	$4,454	Purchase of Capital Assets

Plan Of Operations

Source of Funds for Fiscal 2015 Ending 8/31/2015

The Company’s primary source of funds since incorporation has been through the issuance of equity.  As of 8/31/2014, the Company had working capital of $161,225.

Use of Funds for Fiscal 2015 Ending 8/31/2015

During Fiscal 2015, the Company estimates that it might expend approximately $0.2 million on general/administrative, investor-relations expenses, etc.  During Fiscal 2015, the Company estimates that it might expend approximately $0.5 million on property exploration/development.

Anticipated Changes to Facilities/Employees

The Company has no current plans to add any additional personnel.  Management anticipates that any additional property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales

The Company has recorded no sales since incorporation.

At 8/31/2014, $3,495,666 in assets were located in Mexico, primarily mineral properties and $206,640 in assets were located in Canada, primarily current assets.

At 8/31/2013, $6,091,386 in assets were located in Mexico, primarily mineral properties and $1,188,544 in assets were located in Canada, primarily current assets.

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

The Company has received notice from Comstock that it has spent in excess of $1,000,000 at Corona and effective April 9, 2013 the Company and Comstock entered into a joint venture agreement to further explore the property whereby Comstock shall act as the operator.  The Company is responsible for 40% of all exploration costs going forward.  The Company has been advised that Comstock no longer wishes to participate in the joint venture, as such, the Company is responsible for 100% of the costs for the Corona Property.

Comstock has advised the Company that it will no longer proceed with the El Chamizal option and has returned a 100% interest in the Property back to the Company.

Exploration costs on the Company’s properties for the 2013 and 2014 fiscal years are detailed below:

	SAN TIMOEO ORO LEON NUEVA UNION LA REFORMA	OTEROS LA ESPERANZA LA HERMOSA	BUFALO LA BARRANCA	LOS HILOS LOS BOLAS EL MANTO DON LAZARO LA VERDE	NOPALERA FLOR DE TRIGO	CORONA EL CHAMIZAL BECK EL CANARIO LA CRUZ	LAS TROJAS LA GLORIA TODOS LOS SANTOS LOS CANTILES	Yudit	TOTAL
Balance, 8/31/2012	$1,959,203	NIL	$132,014	$4,094,935	$881,200	$92,857	$101,943	$513	$7,262,665
Assaying	25,817	NIL	NIL	NIL	97,298	NIL	NIL	NIL	26,493
Geology and mapping	2,021	NIL	215	NIL	676	NIL	NIL	NIL	3,836
Property taxes and passage rights	28,857	10,086	51,323	45	15,554	27,155	7,551	541	141,112
Salaries	26,330	NIL	NIL	NIL	NIL	1,078	NIL	NIL	27,408
Travel	10,598	NIL	4,418	NIL	292	574	886	NIL	16,768
Road construction / site preparation	NIL	NIL	908	NIL	NIL	NIL	2,453	NIL	3,361
Facilities and other	67,672	NIL	102,163	NIL	NIL	20,803	82,842	2,477	275,957
FY2013 Costs	$2,120,598	$10,086	$291,041	$4,094,980	$899,322	$142,467	$195,675	$3,531	$7,757,600
Write-Down	NIL	(10,086)	NIL	(2,047,491)	NIL	(109,220)	(8,363)	(3,531)	(2,178,691)
Option payment	NIL	NIL	NIL	NIL	NIL	(29,244)	NIL	NIL	(29,244)

Balance, 8/31/2013	$2,120,598	NIL	$291,041	$2,047,489	$899,322	$4,003	$187,312	NIL	$5,549,665

	SAN TIMOEO ORO LEON NUEVA UNION LA REFORMA	OTEROS LA ESPERANZA LA HERMOSA	BUFALO LA BARRANCA	LOS HILOS LOS BOLAS EL MANTO DON LAZARO LA VERDE	NOPALERA FLOR DE TRIGO	CORONA EL CHAMIZAL BECK EL CANARIO LA CRUZ	LAS TROJAS LA GLORIA TODOS LOS SANTOS LOS CANTILES	Yudit	TOTAL
Balance, 8/31/2013	$2,120,598	NIL	$291,041	$2,047,489	$888,332	$4,003	$187,312	NIL	$5,549,665
Assaying	1,760	NIL	NIL	NIL	NIL	NIL	49	NIL	1,809
Geology and mapping	145	NIL	NIL	NIL	NIL	101	(1,376)	NIL	(1,130)
Property taxes and passage rights	21,727	10,709	56,546	9,016	28,011	11,423	3,524	NIL	140,956
Salaries	24,453	NIL	NIL	NIL	NIL	6,770	NIL	NIL	31,223
Travel	5,538	NIL	NIL	NIL	NIL	984	669	NIL	7,191
Road construction / site preparation	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Facilities and other	37,459	NIL	670	NIL	NIL	34,356	62,658	2,067	137,210
FY2013 Costs	$91,082	$10,709	$57,216	$9,016	$28,011	$53,634	$65,524	$2,067	$317,259
Write-Down	(2,211,580)	(10,709)	(348,257)	NIL	NIL	(57,637)	(252,836)	(2,067)	(2,883,086)
Option payment	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

Balance, 8/31/2014	NIL	NIL	NIL	$2,056,505	$927,333	NIL	NIL	NIL	$2,983,838

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

Fiscal 2014 Property Acquisition and Exploration

First Quarter 2014

Overall Performance

During the first fiscal quarter, ending 11/30/2013, exploration activities of the Company were focused on the report compilation and writing stage from the program of underground rehabilitation, mapping, and sampling on the San Timoteo property that had been ongoing throughout the preceding quarters.  Cost cutting measures were implemented company-wide in 2013 due to market conditions and no new field work was initiated on the Company’s other properties.  The Company looks to advance the properties by way of partnerships, strategic alliances and possible future equity financings depending on market conditions and seeking out these opportunities was done during the first quarter and is ongoing.

San Timoteo Property

The exploration program on the San Timoteo property was concentrated in the area of the past producing San Martin mine. Numerous sub levels were opened for the first time since the mine shut down, believed to be around the time of the Mexican Revolution.  This was followed by surveying, detailed geological and structural mapping, clay mineralogy analysis and structural setting studies. The detailed rock sampling on many levels showed the presence of several high grade ore shoots along the 500 metre trend of the main level.  The depth extension and dimensions of these shoots needs to be determined, as well as grades at depth. This work was conducted on a low cost basis, without the use of mechanized equipment and expensive sub-contractors, in accordance with the Company’s cost-cutting measures.  The Company’s ability to do this stems from the property’s location adjacent to the town of Uruachic, which is a source of excellent local labor.

The Uruachic district is a nested caldera complex, which is one of several associated with other producing mines in the northern region of the Sierra Madre Occidental geologic province.  Some of these are well known, large regional structures, such as the Ocampo caldera.  The Uruachic complex lies to the southeast of the Ocampo caldera.  Calderas that are not excessive in geological age often have a circular topographical expression. The local structural setting analysis of the northern portion of the Uruachic area, where the San Timoteo property lies, showed that the San Martin workings lie on the edge of a smaller circular feature, within the complex, at the point of intersection with linear features interpreted to be faults.  This is viewed as a favorable setting for the development of caldera related mineral deposits.  The program also involved revisiting data from old drill holes that were completed further to the west, away from the San Martin workings.  Potential for deeper, porphyry-related copper and gold mineralization was identified.  The Company is pleased with the results of this work.  Further refinements to the main report and additional data plotting and 3D-modeling, carried on into the following quarter and is still ongoing.

Other Properties

During the quarter ending 11/30/2013 no significant new work was conducted on the Company’s other properties.

Second Quarter 2014

Overall Performance

During the second fiscal quarter, ending 2/28/2014, exploration activities of the Company were focused on refining the plans and sections highlighting the area 500-level adit and the area beneath it in the old San Martin mine.  This was the completion of the program of underground rehabilitation, mapping, and sampling on the San Timoteo property that had been ongoing throughout the preceding quarters.  Cost cutting measures were implemented company-wide in 2013 and 2014 due to market conditions.  The Company has parties interested in possible option agreements and conducted several tours of certain properties, including Las Bolas. A small program of rehabilitation was initiated in March on the El Manto tunnel, which is located on the western side of the Las Bolas property, in order to further facilitate this review.  The Company looks to advance the properties by way of partnerships, strategic alliances and possible future equity financings depending on market conditions.

San Timoteo Property

The exploration program on the San Timoteo property was concentrated in the area of the past producing San Martin mine.  The principal workings at San Martin are located at the 500-level adit, which has a diameter of over three meters, making it the largest diameter tunnel on any of the Golden Goliath properties.  The 500 level is over 500 meters long and is also the only old working in the Uruachic camp known to have used tracks.  The mapping and sampling program revealed that there are three mineralized shoots exposed within San Martin.  A zone of manto, or blanket, style mineralization was also identified in this area.  The shoot closest to the entrance of the 500-level tunnel is known as Manatial.  All structures contained gold/silver values from continuous channel sampling: this structure is exposed for 32 meters; in the central area of the tunnel, the La Cascada structure is exposed for 78 meter; and at the far end of the 500 level, the Pozo de Agua structure is exposed for at least 84 meters.  Additional non continuous sampling outside of this section also returned good values.  The true thickness and grade of the blanket or manto style mineralization is not certain due to limited exposure.  Modeling of the three shoots dimensions and grades below the 500 level is uncertain due to lack of drill data in the specific areas, but relatively nearby drill holes do show significant mineralization.  Potential for deeper, porphyry-related copper and gold mineralization was identified by this program.

Other Properties

During the quarter ending 2/28/2014,no significant new work was conducted on the Company’s other properties.

Third Quarter 2014

Overall Performance

During the third quarter ending 5/31/2014, cleaning and rehabilitation work continued at the El Manto tunnel on the Company’s Las Bolas property.  Presentations about the Company’s properties as well as field tours and discussions about possible options and/or partnership agreements also continued.  Cost cutting measures continued company-wide due to market conditions.  The Company looks to advance the properties by way of partnerships, strategic alliances and possible future equity financings depending on market conditions.

Las Bolas Property - El Manto Tunnel

The old El Manto Mine lies on the western side of the Las Bolas property at the lowest topographical area on the property, adjacent to the Rio Uruachic river.  It is located approximately 888 metres west of the old Las Bolas Mine and 368 meters topographically below it.  El Manto is 1,545 meters west of the Los Hilos Mine, which is on the east side of the Las Bolas property and about 555 vertical meters lower than Los Hilos.  The old El Manto Mine is reported by locals as having produced high grade silver mineralization, grading up to 10kg/ton, in manto style mineralization.

There are actually two tunnels in the old El Manto Mine area.  Rehabilation of one of these was attempted in 2010.  Geological mapping and sampling was conducted, but due to the intense alteration and oxidation of the rock, this tunnel collapsed and work had to cease for safety reasons.  In March 2014, the rehabilitation of the second tunnel was started. The tunnel has now been cleared for a distance of 60 meters. Preliminary mapping has identified oxidized manto or “blanket” zones, as well as mineralized faults containing lead, zinc and silver mineralization as well as intense, pervasive clay alteration.  This work had to be stopped at the end of May due to rockfalls causing dangerous working conditions.  Extensive timbering will be required to continue this work.

Other Properties

During the quarter ending 5/31/2014, Golden Goliath personnel conducted site visits by other parties on several of the Company’s properties in the Uruachic district.  No significant new work was conducted on the Company’s other properties.

Fourth Quarter 2014 and Fiscal Year

Overall Performance

During the year ended 8/31/2014 no significant field work was conducted on the Company’s properties. Presentations about the Company’s properties as well as field tours and discussions about possible options and/or partnerships were conducted.

Cost cutting measures continued company-wide due to market conditions.  The Company looks to advance the properties by way of partnerships, strategic alliances and possible future equity financings depending on market conditions.

Other Properties

During the year ended 8/31/2014, Golden Goliath personnel conducted site visits by other parties on several of the Company’s properties in the Uruachic district.  No significant new work was conducted on the Company’s other properties.

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
Nueva Union
San Timoteo
Las Trojas
Oto Leon
Bufalo A
Bufalo B
Las Bolas
Uruachic
Mina Las Bolas
El Manto
Los Hilos
Los Hilos Ampl.
La Verde
Nopalera
Las Bolas
Todos Santos
Don Lazaro
E-6841
La Flor de Trigo
El Bufalo fr.1
El Pavo Real
Bufalo 5 fr 1
Bufalo 2
Bufalo 7
Bufalo 6
La Barranca
Rio Uruachi
Bufalo 4
La Esperanza
Oteros
Bufalo R2
Corona 3
Corona Norte
Corona
Corona 2
La Esperanza
Corona Sur
100% owned by Golden Goliath
Known target area
Current exploration target
Road access
Rio Oteros
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

Corona Property.  The Corona property consists of six claims that total 850 hectares (2,100 acres): Corona, Corona II, Corona III, Corona Norte, Corona Sur and La Esperanza. Corona along with the El Chamizal property have been optioned to Comstock Capital.  In May 2007 and amended October 2007 and June 2010, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 and 150,000 shares respectively to the Company over a period of three years from when the company lists its shares on a stock exchange.  Comstock Metals Ltd. listed on the TSX Venture Exchange in August 2011.  The Company has received notice from Comstock that it has spent in excess of $1,000,000 at Corona and effective April 9, 2013 the Company and Comstock entered into a joint venture agreement to further explore the property whereby Comstock shall act as the operator.  The Company is responsible for 40% of all exploration costs going forward.  The Company was advised during 2014 that Comstock would no longer participate in the joint venture, as such, the Company is responsible for 100% of the costs associated with the Corona Property.

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
x
Chamizal
La Cruz X
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
LEGEND
Exploration Area
Active Mine

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 8/31/2014, 8/31/2013, and 8/31/2012 should be read in conjunction with the financial statements of the Company and the notes thereto.

Selected Annual Data

	Year Ended August 31 2014	Year Ended August 31 2013	Year Ended August 31 2012
Sales Revenue	$0	$0	$0
Comprehensive Loss	($3,584,643)	($3,009,543)	($3,640,155)
Basic and Diluted (loss) EPS	($0.03)	($0.03)	($0.04)
Weighted Avg. No. Shares Outstanding	106,660,889	98,429,535	92,216,445
Working Capital	$161,225	$1,160,344	$1,250,666
Mineral Property Interests	$3,318,611	$5,884,438	$7,597,438
Shareholders Equity	$3,587,687	$7,172,330	$8,985,873
Total Assets	$3,702,306	$7,279,930	$9,149,337

Summary of Quarterly Results

Net (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2014	($189,641)	($213,754)	($152,431)	($3,028,817)
Fiscal 2013	($203,267)	($261,189)	($172,806)	($2,372,282)

EPS (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2014	($0.00)	($0.00)	($0.00)	($0.03)
Fiscal 2013	($0.00)	($0.01)	($0.00)	($0.02)

Exploration efforts are conducted year-round and administrative/general expenses are generally not seasonal.  The seasonally-higher fourth quarter losses in Fiscal 2013 primarily related to year-end write downs of mineral property exploration costs of $2,178,691 in 2013.

Fiscal 2014 Ended August 31, 2014 vs. Fiscal 2013

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

Results from Operations

For the year ended August 31, 2014, the Company incurred a comprehensive loss $3,584,643 compared to $3,009,543 in the prior year and a comprehensive loss of $3,028,817 in the fourth quarter compared to a comprehensive loss of $2,372,282 in the fourth quarter last year.  The significant differences between these periods include:

•

The most significant amounts in the periods under review are the write down of mineral property exploration costs of $2,883,086 last year and $2,178,691 in the prior year. It should be noted that Company continues to hold all the properties despite the fact some were written down.  Management believes these properties still hold good exploration potential.

•

Consulting fees the past year and quarters under review were significantly reduced.  For the year ended August 31, 2014 consulting fees were $52,542 compared to $111,764 in the prior year.  The Company has reduced the number of consultants it has used.

•

In 2013 there was a realized gain on marketable securities of $44,105 from shares received as consideration for a property option agreement compared to nil in 2014.

•

There was a reduction in investor relation expenses of $72,478 from the prior year to a total of $23,578 in 2014.

•

Travel costs were $9,396 less in the past year compared to 2013 as the Company reduced discretionary spending.

•

Wages and benefits decreased $10,469 for 2014 compared to the prior year due to staff reductions.  Subsequent to the year end the Company has further greatly reduced its staffing.

As of August 31, 2014, deferred mineral property exploration costs totaled $3,318,611 compared to $5,884,438 at August 31, 2013.  During the year, the Company incurred a total of $317,259 in exploration expenditures mostly related to taxes on all the properties and maintaining the existing exploration infrastructure in Uruachic.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $161,225 at August 31, 2014 compared to of $419,372 at May 31, 2014 and $1,160,344 at August 31, 2013.  The Company’s cash and short-term investment position at August 31, 2014 was $105,407.

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

As of August 31, 2013, deferred mineral property exploration costs totaled $5,884,438 compared to $7,597,438 at August 31, 2012.  During the year, the Company incurred a total of $494,935 in exploration expenditures mostly related to underground rehabilitation work at the San Martin tunnel and property maintenance tax payments.  $275,957 of facilities and other in deferred exploration costs included such expenses as maintenance and rental of core shacks, water truck and other miscellaneous expenses for work done on the properties.

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

•

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

•

Investor relation fees increased $43,272 during the past year compared to last year as the Company prepared a corporate video and conducted a BNN marketing campaign during the year.

•

Consulting fees increased $43,864 during the past year compared to last year due to the Company retaining corporate development expertise.

•

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

5.C.  Research and Development, Patents and Licenses, Trademarks, etc.

5.D.  Trend Information

No Disclosure Necessary.

5.E.  Off-Balance Sheet Arrangements

At 8/31/2014 and 8/31/2013, the Company had no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company had no “hard” contractual obligations at 11/30/2014.  However, under certain of its property acquisition agreements, the Company is committed to expend funds on exploration and/or make cash option payments and/or issue common shares to maintain or complete its option arrangements.  The Company is required to pay approximately $240,000 in taxes each year to the Mexican government for its mineral exploration properties.

5.G.  Safe harbor.

      --- No Disclosure Necessary ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3

Directors and Senior Management

November 30, 2014

Name	Positions	Age	Date First Elected or Appointed
Ing. Daniel N. Fernandez (2)	Director	73	June 1998
Frank Hogel	Director	42	February 2014
David Moore	Director	63	June 2012
Stephen Pearce (1)(3)	Director/CFO/Secretary	44	December 2000
Andrew Robertson (1)	Director	70	December 1998
Edward K. Sorbara (1)	Director	70	June 1998
J. Paul Sorbara (2)	Director/CEO/President	61	February 1997
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

Frank Hogel currently serves as Chief Executive Officer of Peter Beck Performance Funds, and sits on the advisory board of Concept Capital Management, an asset management Company focused on evaluating and investing in Canadian resource companies through equity investments and convertible bonds in the gold, silver, rare earth and potash spectrum.  Mr. Hogel has a Master of Business Administration (FH) degree from the University of Nürtingen, Germany, with a focus on financial management, banking and international business & management.

Stephen Pearce has been the Corporate Secretary of the Company since 12/11/2000 and CFO and a Director of the Company since 1/26/2006.  He was graduated from York University in 1993 with a degree in Economics.  He received his law degree from the University of British Columbia in 1996.  He is an attorney specializing in junior mining companies.  Mr. Pearce serves as a Director and/or Corporate Secretary of the following TSX Venture Exchange listed companies: Neotek Solutions Inc. (since 2001); Sable Resources Ltd. (since 2003), Wildflower Marijuana Inc. (since 2008), Movarie Capital Ltd. (since 2011), Flying A Petroleum Ltd. (since 2012), Vanadiumcorp Resource Inc. (since 2013), Artha Resources Corporation (since 2013) and Monster Mining Corp (since 2014).  As a director of the Company, Mr. Pearce participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

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

6.B.  Compensation

Director Compensation

The Company has no formal program for compensating Directors for their service as directors.  There are no Director service contracts with the Company providing for benefits upon termination of employment.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  The Company’s directors also participate in the Company’s Stock Option Plan; during Fiscal 2014 and Fiscal 2013, NIL stock options were granted to Directors.   No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management/Directors during Fiscal 2014 was $209,020.  The following table details Senior Management/Director compensation paid/accrued for Fiscal 2014.

Table No. 4
Director and Senior Management Compensation
Name and principal position	Year	Salary	Share- based awards	Option- based awards	Non-equity incentive plan Compensation		Pension value	All other compensation	Total compensation(3)
					Annual incentive plans	Long-term incentive plans
J. Paul Sorbara, CEO/ President (1)	2014	$120,000	NA	NA	NA	NA	NA	NA	$120,000
Stephen Pearce, CFO/Secretary	2014	$47,500	NA	NA	NA	NA	NA	NA	$60,000
Daniel Fernandez Manager of Minera Delta S.A.	2014	$41,520	NA	NA	NA	NA	NA	NA	$41,250
(1)	Mr. Sorbara’s “salary” is paid to Sorbara Geological Consulting Ltd., private company owned/controlled by him.
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

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2014, the most recently completed fiscal year; there were 8,190,000 stock options outstanding.  During Fiscal 2014, NIL stock options were granted to Senior Management, Directors, and employees/consultants; all stock options vested upon granting.  During Fiscal 2014, no SARs (stock appreciation rights) were granted.  During Fiscal 2014: no stock options were exercised; none expired and/or were cancelled; and none were re-priced.

Table No. 5
Stock Option Grants in Fiscal 2014 Ended 8/31/2014
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

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During Fiscal 2014 Ended 8/31/2014, the most recently completed fiscal year, no stock options were exercised by Senior Management and/or Directors.  No SARs (stock appreciation rights) were exercised during this period.

The following table gives certain information concerning stock options by the Company’s Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 6
Aggregated Stock Options Exercises in Fiscal 2014 Fiscal Yearend Unexercised Stock Options Fiscal Yearend Stock Option Values Senior Management/Directors
Name	Number of Shares Acquired on Exercise	Aggregate Value Realized (1)	Number of Unexercised Options at Fiscal Yearend Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Yearend (1) Exercisable/ Unexercisable
Ing. Daniel N. Fernandez	Nil	Nil	1,000,000/nil	$nil/$nil
David Moore	Nil	Nil	500,000/nil	$nil/$nil
Frank Hogel	Nil	Nil	Nil	Nil
Marc Legault	Nil	Nil	500,000/nil	$nil/$nil
Stephen Pearce	Nil	Nil	1,000,000/nil	$nil/$nil
Andrew Robertson	Nil	Nil	500,000/nil	$nil/$nil
Edward K. Sorbara	Nil	Nil	500,000/nil	$nil/$nil
J. Paul Sorbara	Nil	Nil	1,700,000/nil	$nil/$nil
(1) The market price for the Company’s common shares on 8/31/2014 was $0.03. No value has been given to unexercised options that were out-of-the-money on 8/31/2014.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Tables No. 4/5/6/7/8 for information about stock options.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2015 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

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

6.C.1.  Terms of Office.  Refer to ITEM 6.A and ITEM 6.C.

6.C.2.  Directors’ Service Contracts.  No Disclosure Necessary

6.C.3.  Board Independence

The Board of Directors has adopted standards for determining whether a director is independent from management.  The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment.  The Board of Directors has affirmatively determined, based on its standards, that the Messrs. David Moore, Frank Hogel, Andrew Robertson, and Edward Sorbara are independent.

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2014, the Board of Directors held five scheduled meetings.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholder; all but David Moore, Frank Hogel, Andrew Robertson, and Edward Sorbara of the directors attended the February 2014 annual shareholders meeting.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted 9/1/2006.  The current members of the Audit Committee are: Stephen Pearce, Andrew Robertson (independent), and Edward Sorbara (independent).  The Audit Committee met once during Fiscal 2014 and has met once during Fiscal 2015-to-date but regularly communicate informally throughout the year.

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

6.C.5.  Code of Ethics

The Board has adopted “Code of Business Contact and Ethics” addressing various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2014 and Fiscal 2015-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of 11/30/2014, the Company had no full-time employees and four part-time unpaid employees/consultants, including the Senior Management; two of these employees are engaged in mineral exploration/development.  As of 8/31/2014 and 8/31/2013, the Company had four and ten employees, respectively, including the Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

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

Table No. 7

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

November 30, 2014

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #
Common	Agnico Eagle Mines Limited (1)	6,762,000	5.5%
Common	Concept Capital Management Ltd. (2)	25,277,777	20.4%
	5% Shareholder Subtotal	32,039,777	25.9%
Common	J. Paul Sorbara (3)	3,129,970	2.5%
Common	Daniel Fernandez (4)	2,067,000	1.7%
Common	Edward Sorbara (5)	861,625	0.7%
Common	David Moore (6)	515,000	0.4%
Common	Andrew Robertson (7)	701,000	0.6%
Common	Stephen Pearce (8)	1,080,000	0.9%
Common	Frank Hogel	NIL	0.0%
	Directors and Senior Management Subtotal	8,354,595	6.7%
	TOTAL	40,394,372	32.6%

(1)

Agnico Eagle Mines Limited is a Canadian mining company publicly traded on the NYSE and TSX Exchange.  Their address is: 145 King Street East, Toronto, Ontario, M5C 2Y7.  The contact person is: David Smith; VP, Investor Relations.

(2)	Concept Capital Management Ltd. is a private investor based out of Majuro, Marshall Islands. 10,833,333 represent share purchase warrants currently exercisable.
(3)

1,700,000 represent currently exercisable stock options.

929,970 common shares and 500,000 stock options are held indirectly through Sorbara Geological Consulting Limited, a private company control by Mr. Sorbara.

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

(8)	1,000,000 represent currently exercisable stock options.

#	Based on 123,694,222 common shares outstanding at 11/30/2014, and warrants and stock options held by each beneficial holder exercisable within sixty days.

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

(c)

options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any twelve-month period;(d)   options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any twelve-month period;

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

Table No. 8

Stock Options Outstanding

November 30, 2014

J. Paul Sorbara	500,000	$0.25	5/7/2010	5/7/2015
	500,000	$0.25	12/21/2011	12/21/2016
	250,000	$0.20	7/16/2012	7/16/2017
Stephen Pearce	225,000	$0.25	5/7/2010	5/7/2015
	550,000	$0.25	12/21/2011	12/21/2016
	150,000	$0.20	7/16/2012	7/16/2017
Daniel Fernandez	225,000	$0.25	5/7/2010	5/7/2015
	600,000	$0.25	12/21/2011	12/21/2016
	175,000	$0.20	7/16/2012	7/16/2017
David Moore	500,000	$0.20	7/16/2012	7/16/2017
Marc Legault	100,000	$0.20	7/16/2012	7/16/2017
	50,000	$0.25	5/7/2010	5/7/2015
	325,000	$0.25	12/21/2011	12/21/2016
Andrew Robertson	125,000	$0.25	5/7/2010	5/7/2015
	250,000	$0.25	12/21/2011	12/21/2016
	100,000	$0.20	7/16/2012	7/16/2017
Edward Sorbara	125,000	$0.25	5/7/2010	5/7/2015
	225,000	$0.25	12/21/2011	12/21/2016
	100,000	$0.20	7/16/2012	7/16/2017
Total Officers/Directors	5,075,000
Employees/Consultants/etc.	250,000	$0.20	7/16/2012	7/16/2017
	950,000	$0.25	5/7/2010	5/7/2015
	475,000	$0.25	12/21/2011	12/21/2016
TOTAL	6,750,000

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

	Common Shares Owned at 11/30/2014	Common Shares Owned at 11/30/2013	Common Shares Owned at 12/31/2012
Agnico Eagle Mines Limited	6,762,000	6,762,000	6,762,000
Concept Capital Management Ltd.	14,444,444	14,444,444	NIL

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 11/30/2014, the Company’s shareholders’ list showed 106,660,889 common shares outstanding, with 40 registered shareholders.  13 of these shareholders were resident in Canada, holding 101,672,550 common shares (representing about 95.3% of the issued/outstanding shares); 25 registered shareholders were resident in the United States, holding 3,828,339 common shares (representing about 3.6%); and 2 registered shareholder were resident in other countries, holding 1,160,000 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 400 “holders of record” in Canada, holding approximately 50% of the outstanding shares of the Company, and over 1,000 beneficial owners that own 100% of its common shares.

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

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides services to the Company including providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require. These costs to Hastings Management are divided between several public and private companies and not all the costs of each category is paid by any one company. As such, while most companies charge these expenses individually to the income statement the Company reduces these costs by sharing them with other companies. Hastings Management estimates the percentage of time spent on any one company in any given period and it is charged proportionately.  Richard Hughes, a former Director of Golden Goliath, owns Hastings Management.  During the Fiscal 2014 Ended August 31, 2014, Hastings Management charged the Company $17,603 (2013 = $38,037) for these services.

J.Paul Sorbara’s “annual compensation” is paid to Sorbara Geological Consulting Ltd., private company owned and controlled by him.  During Fiscal 2014/2013, this firm was paid $120,000 and $120,000.

Due from Related Parties at 8/31/2014 included $39,091 (2013 = $36,120) due from a company controlled by a director.

During Fiscal 2014 ended August 31, 2014, the Company paid $41,520 (2013 = $40,027) in wages and benefits to Daniel Fernandez, Manager of Minera Delta S.A. and a director.

During Fiscal 2014 ended August 31, 2014, the Company paid $47,500 (2013 = $60,000) in consulting fees to Stephen Pearce, CFO/Secretary/Director.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 8/31/2013, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Fiscal 2014/2013/2012 Ended August 31st

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

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

Period Ended	Volume	High	Low	Closing
Monthly
11/30/2014	1,291,200	$0.02	$0.01	$0.02
10/31/2014	1,964,200	$0.02	$0.01	$0.01
9/30/2014	729,700	$0.03	$0.02	$0.02
8/31/2014	515,900	$0.04	$0.03	$0.03
7/31/2014	774,300	$0.03	$0.03	$0.03
6/30/2014	697,800	$0.03	$0.03	$0.03
Quarterly
11/30/2014	3,985,100	$0.03	$0.01	$0.02
8/31/2014	2,158,502	$0.04	$0.03	$0.03
5/31/2014	1,447,900	$0.05	$0.03	$0.03
2/29/2014	3,078,500	$0.05	$0.03	$0.04
11/30/2013	2,257,800	$0.04	$0.03	$0.03
8/31/2013	3,342,700	$0.06	$0.04	$0.04
5/31/2013	6,249,700	$0.10	$0.04	$0.05
2/29/2013	3,949,800	$0.16	$0.10	$0.10
11/30/2012	6,802,100	$0.20	$0.13	$0.15
Yearly
8/31/2014	9,347,400	$0.05	$0.03	$0.03
8/31/2013	13,542,200	$0.20	$0.04	$0.04
8/31/2012	19,062,000	$0.30	$0.13	$0.20
8/31/2011	62,054,900	$0.75	$0.18	$0.38
8/31/2010	24,849,700	$0.32	$0.14	$0.21

The Company’s common shares began trading on the Frankfurt Stock Exchange on 1/14/2004, with the trading symbol of “GGZ.F”.  Total volume through 11/30/2014 was 11,258,700.  Prices ranged from euro$0.01 to euro$0.50; the closing price on 11/30/2014 was euro$0.01.

The Company’s common shares began trading on the Munich-Stock Exchange on 1/17/2006, with the trading symbol of “GGZ.MU”.  Total volume through 11/30/2014 was 3,052,400. Prices ranged from euro$0.01 to euro$0.47; the closing price on 11/30/2014 (7/3/2014) was euro$0.02.

The Company’s common shares began trading on the Stuggart Stock Exchange in Europe on 1/18/2011, with the trading symbol of “GGZ.SG”.  Total volume through 11/30/2014 was 756,100.  Prices ranged from euro$0.01 to euro$0.48; the closing price on 11/30/2014 was euro$0.02.

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

Stock Options

Refer to ITEM #6E and Tables No. 4/5/6/7/8 for additional information.

Warrants

As of 11/30/2014, 11,988,888 share purchase warrants were outstanding, of which 10,833,333 are exercisable at $0.12 until March 26, 2016 and 1,155,555 are exercisable at $0.09 until March 26, 2016.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as August 31, 2014.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of August 31, 2014, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of August 31, 2014.

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

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2014 Ended 8/31/2014 (estimated)	Fiscal 2013 Ended 8/31/2013
Audit Fees	$30,000	$34,500
Audit-Related Fees	$nil	$nil
Tax Fees	$nil	$nil
All Other Fees	$nil	$nil
TOTAL	$30,000	$34,500

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 16F.  CHANGE IN REGISTRANTS’S CEERTIFYING ACCOUNTANT

ITEM 16G.  CORPORTE GOVERNANCE

           --- No Disclosure Necessary ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have elected to provide financial statements for the fiscal year ended August 31, 2014 and the related information pursuant to ITEM 18.

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

- 57 -

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

(a) Any additional exhibits you wish to file as part of the registration statement or report, clearly marked to indicate their subject matter:

         --- No Disclosure Necessary---

(b) any document or part of a document incorporated by reference in this filing if it is not otherwise required Additional Exhibits:

         ---Incorporated by reference to Form 20-FR Registration Statement, as amended and Form 6-K’s ---

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars)

- 59 -

INDEPENDENT AUDITOR’S REPORT OF

REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Golden Goliath Resources Ltd.

(An exploration stage company)

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Golden Goliath Resources Ltd., which comprise the consolidated statements of financial position as at August 31, 2014 and 2013, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the three year period ended August 31, 2014, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Golden Goliath Resources Ltd. as at August 31, 2014 and 2013, and its financial performance and its cash flows for each of the years in the three year period ended August 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Vancouver, Canada	“Morgan & Company LLP”

December 23, 2014	Chartered Accountants

PO Box 10007, 1488 – 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1A1

Tel: (604) 687 – 5841 Fax: (604) 687 – 0075  Email: info@morgancollp.com

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

	AUGUST 31,	AUGUST 31,
	2014	2013

ASSETS

Current Assets
Cash	$105,407	$297,429
Short term investments (Note 5)	-	783,952
Marketable securities (Note 6)	12,750	48,875
Accounts receivable (Note 7)	23,016	12,281
Due from related parties (Note 15)	39,091	36,121
Prepaid expenses	26,241	27,067
Total Current Assets	206,505	1,205,725

Non-current Assets
Value-added taxes recoverable	100,074	92,734
Exploration and evaluation assets (Notes 8 and 17)	3,318,611	5,884,438
Property and equipment (Note 9)	77,116	97,033

Total Assets	$3,702,306	$7,279,930

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$45,280	$45,381

Non-current Liabilities
Employment benefit obligations (Note 18)	69,339	62,219

Total Liabilities	114,619	107,600

EQUITY

Share capital (Note 10)	26,044,652	26,044,652
Share-based payments reserves	2,758,145	2,758,145
Accumulated other comprehensive loss	(70,513)	(34,388)
Deficit	(25,144,597)	(21,596,079)
Total Equity	3,587,687	7,172,330

Total Liabilities And Equity	$3,702,306	$7,279,930

Going Concern (Note 1)
These consolidated financial statements were authorized for issue by the Board of Directors on December 23, 2014. They are signed on behalf of the Company by:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2014	2013	2012
Expenses
Amortization	$22,473	$26,854	$26,088
Automobile	2,580	3,052	3,398
Consulting (Note 15)	52,542	111,764	235,792
Foreign exchange (gain) loss	(2,900)	(9,531)	14,356
Investor relations	23,578	96,056	81,514
Management fees (Note 15)	120,000	120,000	120,000
Office and general (Note 15(a))	108,393	88,634	91,776
Professional fees	58,254	58,486	64,793
Rent and utilities	31,863	38,376	36,486
Transfer agent and filing fees	5,674	19,374	16,729
Travel	16,249	25,645	26,568
Share-based compensation	-	-	777,347
Wages and benefits (Note 15)	248,248	258,717	238,629
Loss Before Other Income (Expenses)	(686,944)	(837,427)	(1,733,476)

Other Income (Expenses)
Realized gain on marketable securities	-	44,105	-
Gain on sale of property and equipment	4,615	-	-
Gain on sale of interest in mineral property	-	29,756	26,461
Write down of mineral property exploration costs	(2,883,086)	(2,178,691)	(2,007,751)
Other income	12,741	3,059	123
Interest Income	4,156	9,043	20,113
Net Loss For The Year	(3,548,518)	(2,930,155)	(3,694,530)

Other Comprehensive (Loss) Gain
Reclassification to realized loss upon sale of marketable securities	-	(18,947)	-
Unrealized (loss) gain on marketable securities	(36,125)	(60,441)	54,375
	(36,125)	(79,388)	54,375
Comprehensive Loss For The Year	$(3,584,643)	$(3,009,543)	$(3,640,155)

Loss Per Share – Basic and Diluted	$(0.03)	$(0.03)	$(0.04)

Weighted Average Number Of Shares Outstanding – Basic and diluted	106,660,889	98,429,535	92,216,445

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

(Expressed in Canadian Dollars)

	COMMON SHARES		SHARE-BASED PAYMENTS RESERVE	ACCUMULATED OTHER
	WITHOUT PAR VALUE
	SHARES	AMOUNT		COMPREHENSIVE INCOME(LOSS)	DEFICIT	TOTAL EQUITY
Balance, August 31, 2011	92,216,445	$24,848,652	$1,980,798	$(9,375)	$(14,971,394)	$11,848,681
Share-based compensation	-	-	777,347	-	-	777,347
Other comprehensive income	-	-	-	54,375	-	54,375
Net loss for the year	-	-	-	-	(3,694,530)	(3,694,530)
Balance, August 31, 2012	92,216,445	24,848,652	2,758,145	45,000	(18,665,924)	8,985,873
Private placements, net of share issue costs	14,444,444	1,300,000	-	-	-	1,300,000
Agent's warrants issued on private placement	-	44,121	-	-	-	44,121
Share issue costs	-	(148,121)	-	-	-	(148,121)
Other comprehensive loss	-	-	-	(79,388)	-	(79,388)
Net loss for the year	-	-	-	-	(2,930,155)	(2,930,155)
Balance, August 31, 2013	106,660,889	26,044,652	2,758,145	(34,388)	(21,596,079)	7,172,330

Other comprehensive loss	-	-	-	(36,125)	-	(36,125)
Net loss for the year	-	-	-	-	(3,548,518)	(3,548,518)
Balance, August 31, 2014	106,660,889	$26,044,652	$2,758,145	$(70,513)	$(25,144,597)	$3,587,687

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2014	2013	2012

Operating Activities
Net loss for the year	$(3,548,518)	$(2,930,155)	$(3,694,530)
Adjustments to reconcile loss to net cash used in operating activities:
Amortization	22,473	26,854	26,088
Gain on sale of interest in mineral property	-	(29,756)	(26,461)
Gain on sale of property and equipment	(4,615)	-	-
Interest income	(4,156)	(9,043)	(20,113)
Share-based compensation	-	-	777,347
Write down of mineral property exploration costs	2,883,086	2,178,691	2,007,751
Realized gain on marketable securities	-	(44,105)	-
Change in non-cash operating assets and liabilities:
Accounts receivable	(18,075)	4,714	(15,309)
Due from related parties	(2,970)	308	(36,339)
Prepaid expenses	826	10,566	(27,892)
Accounts payable and accrued liabilities	(101)	(58,079)	73,438
Employment benefit obligations	7,120	2,215	(5,388)
Cash Used In Operating Activities	(664,930)	(847,790)	(941,408)

Investing Activities
Expenditures on mineral properties	(317,259)	(494,935)	(725,995)
Purchase of short term investments	-	(1,200,000)	(1,300,000)
Proceeds from redemption of short term investments	780,000	1,295,691	2,875,000
Purchase of property and equipment	(2,556)	(4,454)	(4,273)
Interest income	8,108	9,043	20,113
Proceeds on sale of marketable securities	-	94,842	-
Proceeds on sale of property and equipment	4,615	-	-
Proceeds on sale of mineral property interest	-	-	50,221
Cash Provided By (Used In) Investing Activities	472,908	(299,813)	915,066

Financing Activity
Share issuances for cash (net of share issuance costs)	-	1,196,000	-

(Decrease) Increase In Cash	(192,022)	48,397	(26,342)

Cash, Beginning Of Year	297,429	249,032	275,374

Cash, End Of Year	$105,407	$297,429	$249,032

Supplementary Cash Flow Disclosure And Non-Cash Investing And Financing Activities:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-
Shares received for mineral property interest	$-	$59,000	$-

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

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

2.

BASIS OF PRESENTATION

a)

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which the Company has adopted in its annual consolidated financial statements as at and for the year ended August 31, 2014. The significant accounting policies presented in this note have been consistently applied in each of the years presented.

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

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

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

d)

Significant Accounting Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The preparation of financial statements also requires management to exercise judgment in the process of applying the accounting policies.

On an on-going basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses.  Management uses historical experience and various other factors it believes to be reasonable under the given circumstances, as the basis for its judgments and estimates.  Revisions to accounting estimates are recognized prospectively from the period in which the estimates are revised.  Actual outcomes may differ from those estimates under different assumptions and conditions.

Critical Accounting Estimates

The following are the key estimate and assumption uncertainties that have a significant risk of resulting in a material adjustment within the next financial year.

Impairment

Assets, especially exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts.  The assessment of the carrying amount often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant of shares.  This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of a share option, volatility and dividend yield and making assumptions about them.  The assumptions and model used for estimating fair value for share-based payment transactions are disclosed in Note 10.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

(Expressed in Canadian Dollars)

2.

BASIS OF PRESENTATION (Continued)

d)

Significant Accounting Judgments and Estimates (Continued)

Critical Judgments Used in Applying Accounting Policies

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period the new information becomes available.

Income taxes

Significant judgment is required in determining the provision for income taxes.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law.  For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

Decommissioning liabilities

Judgment is required to determine if there are legal or constructive obligations to incur restoration, rehabilitation and environmental costs when there is an environmental disturbance caused by exploration, development or ongoing productions of an exploration and evaluation asset. When it is determined that an obligation exists, a provision is recognized. The provision for decommissioning liabilities depends on estimates of current risk-free interest rates, future restoration and reclamation expenditures and the timing of those expenditures.

3.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below for the year ended August 31, 2014 have been applied consistently to all periods presented in these consolidated financial statements.

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

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

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

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

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

c)

Cash and Cash Equivalents

Cash includes cash on hand, cash held in trust and demand deposits.  Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash which are subject to insignificant risk of change and have maturities of three month or less from the date of acquisition, held for the purpose of meeting short-term cash commitments rather than for investing or other purposes.  As at August 31, 2014 and 2013, the Company did not have any cash equivalents.

d)

Comprehensive Income

Other comprehensive income represents the change in net equity for the period that arises from unrealized gains and losses on available-for-sale financial instruments. Amounts included in other comprehensive income are shown net of tax. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented as a category in equity.

e)

Exploration and Evaluation Assets

Exploration and evaluation expenditures include the costs associated with exploration and evaluation activities. Exploration and evaluation expenditures are capitalized as incurred. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

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

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.  If it is determined that exploration and evaluation assets are not recoverable, the property is abandoned; or if management has determined an impairment in value, the property is written down to its estimated recoverable amount.

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

f)

Property and Equipment

IFRS requires that assets be disaggregated into individual components for amortization purposes and revaluation of property, plant and equipment to fair value is also permitted. The Company currently tracks individual assets with distinct useful lives and depreciates them separately. The Company elected to use the cost method and not the revaluation method due to the difficulty in determining accurate fair value information and the effort required to continually monitor fair values.

Equipment and vehicles are recorded at cost and amortized on a straight-line basis over their estimated useful lives at the following rates:

Equipment	10% - 30%
Vehicles	25%

g)

Employee Future Benefits

The Company is subject to Mexican statutory laws and regulations governing employee termination benefits and accrues for employee future benefits based on management’s estimates of the expected payments.

These benefits consist of a one-time payment equivalent to 12 days of wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees.

Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days of wages for each year of service payable upon involuntary termination without just cause.

Employee future benefits are unfunded.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)

Impairment of Non-Financial Assets

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end.  Other non-financial assets, including exploration and evaluation assets, are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

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

i)

Impairment of Financial Assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of assets is impaired.  A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

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

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

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

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the  deferred  tax  asset  can  be  utilized.  At  the  end  of  each  reporting  period,  the  Company  reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the  extent  that  it  has  become  probable  that  future  taxable  profit  will  allow  the  deferred  tax  asset  to  be recovered.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)

Decommissioning Liabilities (Continued)

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. A pre-tax discount rate that reflects the time value of money and the risks specific to the liability are used to calculate the net present value of the expected future cash flows. These costs are charged to the statement of operations over the economic life of the related asset, through depreciation expense using either the unit-of-production or the straight-line method as appropriate. The related liability is progressively increased each period as the effect of discounting unwinds, creating an expense recognized in the statement of operations.  The liability is assessed at each reporting date for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

4.

RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 9 - Financial Instruments. IFRS 9 establishes the requirements for recognizing and measuring financial assets and financial liabilities. This new standard is effective for annual periods beginning on or after January 1, 2018 with earlier application permitted. The Company has yet to assess the full impact of IFRS 9.

Amendments to IAS 32 Financial Instruments: Presentation. IAS 32 is amended to clarify requirements for offsetting of financial assets and financial liabilities.  This amendment is effective for annual periods beginning on or after January 1, 2014.  The Company expects that the adoption of this amendment will not impact its financial position and performance.

The following standards are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.  The Company has adopted the new and amended standards and does not expect the adoption of any of the new requirements to have a significant impact on its financial statements.

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

IAS 27 - Separate Financial Statements. IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9.

IAS 28 - Investments in Associates and Joint Ventures. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

(Expressed in Canadian Dollars)

5.

SHORT-TERM INVESTMENTS

As at August 31, 2014, the Company had no short-term investments (2013 - $780,000 of Canadian investments in guaranteed investment certificates that matured on April 16, 2014 at effective interest rates of 1.35%).

6.

MARKETABLE SECURITIES

Marketable securities consist of 425,000 (2013 – 425,000) common shares of Comstock Metals Ltd. with a fair value of $12,750 (2013 - $48,875).

Marketable securities are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the investment is derecognized or impaired, at which time the gain (loss) would be recorded in net income.

7.

ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	AUGUST 31
	2014	2013

Sales taxes recoverable	$1,765	$2,966
Other receivable	21,251	9,315
	$23,016	$12,281

8.

EXPLORATION AND EVALUATION ASSETS

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 17.  Property payments made on the Company’s mineral property interests are included in the property descriptions below.  Acquisition costs paid through August 31, 2014 and 2013 are as follows:

	2014	2013

San Timoteo, Oro Leon, Nueva Union, La Reforma	$69,257	$69,257
Oteros, La Esperanza, La Hermosa	-	-
Bufalo, La Barranca	-	-
Los Hilos, Las Bolas, El Manto, Don Lazaro, La Verde	187,123	187,123
Nopalera, Flor de Trigo	78,393	78,393
Corona, Beck, El Chamizal, El Canario, La Cruz	-	-
Las Trojas, La Gloria, Todos los Santos, Los Cantiles	-	-
Yudit	-	-
Total acquisition costs	334,773	334,773
Exploration and evaluation assets (Note 17)	2,983,838	5,549,665
Total exploration and evaluation assets	$3,318,611	$5,884,438

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

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

(Expressed in Canadian Dollars)

8.

EXPLORATION AND EVALUATION ASSETS (Continued)

The Company has received notice from Comstock that it has spent in excess of $1,000,000 at Corona and effective April 9, 2013, the Company and Comstock entered into a joint venture agreement to further explore the property whereby Comstock will act as the operator. The Company is responsible for 40% of all exploration costs going forward.  The Company has been advised that Comstock does not wish to proceed with the joint venture, as such the Company is responsible for 100% of the Corona costs.

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

In August 2013, Agnico has elected to terminate the agreement.

During the year ended August 31, 2014, $2,883,086 (2013 - $2,178,691) in deferred expenditures related to certain mineral claims were written down. These write-downs were mainly related to the Company’s San Timoteo/Oro Leon (2013 - Las Bolas/Los Hilos) Property.  A number of other smaller claims were written off which the Company will continue to hold but which are not viewed as priorities. Management does not currently intend to conduct any exploration activities on these non core claims in the next year.

9.

PROPERTY AND EQUIPMENT

COST	EQUIPMENT	VEHICLES	LAND	TOTAL
Balance August 31, 2012	$150,314	$101,610	$18,917	$270,841
Additions	4,454	-	-	4,454
Balance August 31, 2013	154,768	101,610	18,917	275,295
Additions	2,556	-	-	2,556
Disposal	-	(10,795)	-	(10,795)
Balance August 31, 2014	$157,324	$90,815	$18,917	$267,056

ACCUMULATED AMORTIZATION	EQUIPMENT	VEHICLES	LAND	TOTAL
Balance August 31, 2012	$71,973	$79,435	$-	$151,408
Amortization	24,373	2,481	-	26,854
Balance August 31, 2013	96,346	81,916	-	178,262
Amortization	19,899	2,574	-	22,473
Disposal	-	(10,795)	-	(10,795)
Balance August 31, 2014	$116,245	$73,695	$-	$189,940

CARRYING AMOUNTS
As at August 31, 2013	$58,422	$19,694	$18,917	$97,033
As at August 31, 2014	$41,079	$17,120	$18,917	$77,116

10.

SHARE CAPITAL AND RESERVES

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

(Expressed in Canadian Dollars)

10.

SHARE CAPITAL AND RESERVES (Continued)

Issued and Fully Paid

As at August 31, 2014, the Company had 106,660,889 (2013 – 106,660,889) common shares issued and fully paid.

On March 28, 2013, the Company completed a private placement of 14,444,444 units at a price of $0.09 per unit for gross proceeds of $1,300,000.  Each unit consist of one common share and three-quarters of one non-transferable share purchase warrant exercisable for a period of three years at a price of $0.12 for each whole warrant.

The Company paid its agents a cash commission of $104,000 and 1,155,555 agent’s warrants exercisable at $0.09 per share for three years valued at $44,121 (risk-free interest rate of 1.21%, dividend yield of Nil, volatility factor of 77.48%, and expected life of 3 years).

Warrants

		WEIGHTED AVERAGE
	NUMBER OF	EXERCISE
	WARRANTS	PRICE

Outstanding and exercisable at August 31, 2011 and 2012	-	$ -
Issued	11,988,888	0.12
Outstanding and exercisable at August 31, 2013 and 2014	11,988,888	$0.12

As at August 31, 2014, the following share purchase warrants issued on March 28, 2013 in connection with private placements were outstanding:

NUMBER OF WARRANTS	EXERCISE PRICE	EXPIRY DATES
10,833,333	$0.12	March 26, 2016
1,155,555	$0.09	March 26, 2016
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

The fair value of the stock options granted during the year ended August 31, 2012 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	December 21, 2011	July 16, 2012
Share-based compensation	$553,675	$ 223,672
Risk-free interest rate	1.18%	1.12%
Dividend yield of nil, volatility factor	102.71%	102.49%
Weighted average expected life of the options	5 years	5 years

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

(Expressed in Canadian Dollars)

10.

SHARE CAPITAL AND RESERVES (Continued)

Stock Options (Continued)

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, August 31, 2011	4,700,000	$ 0.27
Cancelled	(150,000)	0.35
Granted	5,715,000	0.25/0.20
Expired	(1,200,000)	0.40
Balance, August 31, 2012	9,065,000	0.23
Cancelled	(800,000)	0.24
Expired	(75,000)	0.35
Balance, August 31, 2013	8,190,000	0.23
Cancelled	(815,000)	0.25
Expired	(625,000)	0.10
Balance, August 31, 2014	6,750,000	$ 0.24

The weighted average remaining contractual life of options outstanding at August 31, 2014 was 1.98 years (2013 – 2.75 years).

Nature and Purpose of Reserves

The reserves recorded in equity on the Company’s statements of financial position is comprised of “Share-based Payments Reserve” and is used to recognize the fair value of stock option grants prior to exercise, expiry or cancellation and the fair value of other share-based consideration paid at the date of payment.

11.

LOSS PER SHARE

The Company calculates the basic and diluted loss per common share using the weighted average number of common shares outstanding during each period and the diluted loss per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

To compute diluted earnings per share, the average number of shares outstanding is adjusted for the number of all potentially dilutive shares.  As of August 31, 2014, the Company had a total of 6,750,000 (2013 – 8,190,000; 2012 – 9,065,000) stock options outstanding.  As of August 31, 2014 and 2013, the Company also had a total of 11,988,888 warrants outstanding (2012 – Nil), of which 1,155,555 were potentially dilutive.  Dilutive options and warrants were not included in the Company’s loss per common share calculation because the result was anti-dilutive.

	YEARS ENDED AUGUST 31
	2014	2013 2012
Issued common shares at September 1,	106,660,889	92,216,445	92,216,445
Weighted average issuances	-	6,213,090	-
Basic weighted average common shares	106,660,889	98,429,535	92,216,445

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

(Expressed in Canadian Dollars)

12.

SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration.  All mineral properties are located in Mexico.  All option proceeds are attributable to the Mexican mineral properties. Assets by geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL

August 31, 2014

Current assets	$184,869	$21,636	$206,505
Property and equipment	$21,771	$55,345	$77,116
Exploration and evaluation assets	$-	$3,318,611	$3,318,611
Value-added taxes recoverable	$-	$100,074	$100,074
Total assets	$206,640	$3,495,666	$3,702,306
Accounts payable and accrued liabilities	$19,147	$26,133	$45,280
Employment benefit obligations	$-	$69,339	$69,339
Interest income	$4,149	$7	$4,156
Net loss for the year	$-	$-	$3,548,518

August 31, 2013

Current assets	$1,153,797	$51,928	$1,205,725
Property and equipment	$34,747	$62,286	$97,033
Exploration and evaluation assets	$-	$5,884,438	$5,884,438
Value-added taxes recoverable	$-	$92,734	$92,734
Total assets	$1,188,544	$6,091,386	$7,279,930
Accounts payable and accrued liabilities	$22,889	$22,492	$45,381
Employment benefit obligations	$-	$62,219	$62,219
Interest income	$9,035	$8	$9,043
Net loss for the year	$-	$-	$2,930,155

13.

FINANCIAL INSTRUMENTS

As at August 31, 2014 and 2013, the carrying value of the Company’s financial instruments approximates their fair value. Cash and short term investments are recorded at fair value and the Company’s other financial instruments are recorded at amortized cost, which approximates fair value due to their short term nature. The Company’s financial instruments are classified into the following categories:

		AUGUST 31
		2014		2013
	LEVEL	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Fair value through profit or loss
Cash	1	$105,407	$105,407	$297,429	$297,429
Short term investments	1	$-	$-	$783,952	$783,952
Available for sale
Marketable securities	1	$12,750	$12,750	$48,875	$48,875
Loans and receivables
Accounts receivable	2	$23,016	$23,016	$12,281	$12,281
Due from related parties	2	$39,091	$39,091	$36,121	$36,121
Other Financial Liabilities
Accounts payable and accrued liabilities	2	$45,280	$45,280	$45,381	$45,381
Employee benefits obligations	2	$69,339	$69,339	$62,219	$62,219

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

(Expressed in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS (Continued)

There have been no transfers between levels 1 and 2, or transfers in or out of level 3 for the years ended August 31, 2014 and 2013.

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

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation and cause the other party to incur a financial loss. The Company’s credit risk to its financial asset is summarized below:

	AUGUST 31, 2014	AUGUST 31, 2013

Cash	$105,407	$297,429
Short term investments	$-	$783,952
Marketable securities	$12,750	$48,875
Accounts receivable	$23,016	$12,281
Due from related parties	$39,091	$36,121
Value-added taxes recoverable	$100,074	$92,734

The credit risk of cash and short-term investments is assessed as nominal as the counter party is major Canadian financial institutions. The credit risk of accounts receivable and marketable securities is assessed as low. The carrying amount of these financial assets is their maximum exposure to credit risk. The Company does not invest in asset–backed commercial papers.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial obligations associated with its financial liabilities as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash.

As of August 31, 2014, the Company does not have sufficient cash and highly liquid investment on hand to meet current liabilities and its expected administrative requirements for the coming year. The Company has cash of $105,407 (2013 - $297,429), highly liquid investments of $Nil (2013 - $783,952) and total liabilities of $114,619 (2013 - $107,600). Accounts payable and accrued liabilities of $45,280 (2013 - $45,381) are due within three months. Management has assessed liquidity risk as high.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk, and commodity price risk.

Foreign Currency Risk

The Company has operations in Canada and Mexico subject to foreign currency fluctuations.  The Company’s operating expenses are incurred in Canadian dollars and Mexican pesos, and the fluctuation of the Canadian dollar in relation to this other currency will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

(Expressed in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS (Continued)

Foreign Currency Risk (Continued)

Financial assets and liabilities denominated in Mexican Pesos and U.S. dollars were as follows:

	AUGUST 31, 2014	AUGUST 31, 2013
U.S. Dollars
Financial assets	$12	$151,479
Financial liabilities	$-	$2,971
Mexican Pesos
Financial assets	$160,070	$137,888
Financial liabilities	$179,918	$106,190

Based on the above net exposures as at August 31, 2014, and assuming that all other variables remain constant, a 10% change in the value of the Mexican peso against the Canadian dollar would result in an increase/decrease of approximately $3,400 (2013 - $3,170) in loss from operations.  Based on the above net exposures as at August 31, 2014, and assuming that all other variables remain constant, a 10% change in the value of the US dollar against the Canadian dollar would result in an increase/decrease of approximately $1 (2013 - $14,851) in loss from operations.

Interest Rate Risk

As at August 31, 2014, the Company has no significant exposure to interest rate risk through its financial instruments.

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

(Expressed in Canadian Dollars)

14.

CAPITAL DISCLOSURES (Continued)

The Company considers the items included on the statement of financial position in equity as capital.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders.  There were no changes to the Company’s approach to capital management during the year.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

15.

RELATED PARTY BALANCES AND TRANSACTIONS

Key Management Compensation

	YEARS ENDED AUGUST 31
	2014	2013	2012

Golden Goliath Resources Ltd.
Management fees	$120,000	$120,000	$ 120,000
Consulting fees	47,500	60,000	60,000
Wages and benefits	-	-	4,010
Share-based compensation	-	-	465,075
Minera Delta S.A. de C.V.
Wages and benefits	41,520	40,027	38,145
Share-based compensation	-	-	105,598
Total	$209,020	$220,027	$ 792,928

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

a)

During the year ended August 31, 2014, the Company paid $17,603 (2013 - $38,037; 2012 - $37,972) in respect of office and administration costs to a management company controlled by a former director of the Company.

b)

Due from related parties consists of $39,091 (2013 - $36,120) due from companies controlled by common directors.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

(Expressed in Canadian Dollars)

16.

INCOME TAXES

The Company is subject to income taxes on its non-consolidated financial statements in Canada and Mexico.  The consolidated provision for income taxes varies from the amount that would be computed from applying the combined statutory income tax rates to net loss before taxes were approximately as follows:

	2014	2013	2012

Combined statutory tax rate	26%	27%	27%

Expected income tax recovery	$(923,000)	$(863,000)	$(942,000)
Non-deductible differences and other	9,000	(1,000)	199,000
Deferred income tax expense resulting from change in tax rate	-	(52,000)	126,000
Effect of changes in tax rate	117,000	-	(101,000)
Tax benefits not recognized	797,000	916,000	718,000
Income tax provision	$-	$-	$-

The significant components of the Company’s deferred income tax assets were approximately as follows:

	2014	2013

Property and equipment	$-	$30,000
Exploration and evaluation assets	493,000	(245,000)
Losses available for future periods	3,245,000	3,142,000
Share issue costs	16,000	30,000
Tax assets not reconized	(3,754,000)	(2,957,000)
Net deferred income tax assets	$-	$-

The Company has Canadian and Mexican non-capital losses of approximately $10,731,000 which may be carried forward and applied against taxable income in future years.  The Canadian and Mexican tax losses expire between August 31, 2015 and 2033, and December 31, 2015 and 2024 respectively as follows:

CANADA		MEXICO

		2014	$405,000
2015	$362,000	2015	113,000
2026	404,000	2016	183,000
2027	535,000	2017	1,296,000
2028	530,000	2018	434,000
2029	515,000	2019	807,000
2030	667,000	2020	375,000
2031	610,000	2021	1,252,000
2032	699,000	2022	-
2033	536,000	2023	287,000
2034	454,000	2024	267,000
	$5,312,000		$5,419,000

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

(Expressed in Canadian Dollars)

17.

EXPLORATION AND EVALUATION ASSETS

	San Timoteo Oro Leon Nueva Union La Reforma	Oteros La Esperanza La Hermosa	Bufalo La Barranca	Los Hilos Las Bolas El Manto Don Lazaro La Verde	Nopalera Flor de Trigo	Corona Beck El Chamizal El Canario La Cruz	Las Trojas La Gloria Todos los Santos Los Cantiles	Yudit	Total

Balance, August 31, 2012	$ 1,959,203	$ -	$ 132,014	$ 4,094,935	$ 881,200	$ 92,857	$ 101,943	$ 513	$ 7,262,665

Incurred during the year
Assaying	25,817	--	--	--	676	--	--	--	26,493
Geology and mapping	2,021	--	215	--	1,600	--	--	--	3,836
Property taxes and passage rights	28,857	10,086	51,323	45	15,554	27,155	7,551	541	141,112
Salaries	26,330	--	--	--	--	1,078	--	--	27,408
Travel	10,598	--	4,418	--	292	574	886	--	16,768
Road construction and site preparation	--	--	908	--	--	--	2,453	--	3,361
Facilities and other	67,672	--	102,163	--	--	20,803	82,842	2,477	275,957
Write down	--	--	--	--	--	(29,244)	--	--	(29,244)
Disposal	--	(10,086)	--	(2,047,491)	--	(109,220)	(8,363)	(3,531)	(2,178,691)
Balance, August 31, 2013	2,120,498	--	291,041	2,047,489	899,322	4,003	187,312	--	5,549,665

Incurred during the year
Assaying	1,760	--	--	--	--	--	49	--	1,809
Geology and mapping	145	--	--	--	--	101	(1,376)	--	(1,130)
Property taxes and passage rights	21,727	10,709	56,546	9,016	28,011	11,423	3,524	--	140,956
Salaries	24,453	--	--	--	--	6,770	--	--	31,223
Travel	5,538	--	--	--	--	984	669	--	7,191
Road construction and site preparation	--	--	--	--	--	--	--	--	--
Facilities and other	37,459	--	670	--	--	34,356	62,658	2,067	137,210
Write down	(2,211,580)	(10,709)	(348,257)	--	--	(57,637)	(252,836)	(2,067)	(2,883,086)
Balance, August 31, 2014	$ --	$ --	$ --	$ 2,056,505	$ 927,333	$ --	$ --	$ --	$ 2,983,838

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2014, 2013 AND 2012

(Expressed in Canadian Dollars)

18.

SUBSEQUENT EVENTS

Subsequent to year end the Company paid $50,000 of it’s employment benefit obligations.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.; SEC File Number 0-31204

Registrant

Dated: December 30, 2014	By /s/ J. Paul Sorbara____________________________
J. Paul Sorbara, President/Director

