Form 20-F
period 2015-08-31
GOLDEN GOLIATH RESOURCES LTD
filed 2016-01-15
CIK 1127307

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended August 31, 2015

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Index to Exhibits on Page 47

GOLDEN GOLIATH RESOURCES LTD.

FORM 20-F ANNUAL REPORT

AUGUST 31, 2015

Part III
Item 17	Financial Statements	47
Item 18	Financial Statements	47
Item 19	Exhibits	47

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

There are no known proven reserves of minerals on Golden Goliath’s properties.  The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, the Company is defined as an “exploration-stage company”.  The Company is not sufficiently capitalized with approximately $400,000 negative working capital at 11/30/2015 to fund the current exploration program, estimated at $30,000 for Fiscal 2016.  The Company expects to receive funds from its option agreement in order to fund its 2016 exploration program.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements.

Forward-looking statements and information can generally be identified by the use of forward-looking terminology or words, such as, “predict”, “designed”, “potential”, “promote”, “become”, “developing”, “vision”, “plans”, “expects”, “anticipates”, “believes”, “intends”, “conducting” “estimates”, “to be”, “being”, “projects”, “hopefully”, “possibly”, “develop”, “contemplated”, “hypothesizes”, “pursue”, “likely”, “future”, “opportunities”, “going forward”, “next”, and similar expressions or variations thereon, or statements that events, conditions or results “can”, “might” “will”, “shall”, “may”, “must” “would”, “could”, or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.  Actual outcomes and results may differ materially from these expectations/assumptions due to changes in global political, economic, business, competitive, market, regulatory and other factors.  We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.  These factors include, but are not limited to, the fact that the Company is early in its development and will need additional financing to develop its products, which factors are set forth in more detail in the sections entitled “Risk Factors” in Item #3D, “Business Overview” in ITEM #4B, and “Operating and Financial Review and Prospects” at ITEM #5.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2015/2014/2013 ended August 31st was derived from the consolidated financial statements of the Company that were audited by Morgan & Company LLP, independent Registered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.

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

Table No. 1
Selected Financial Data

	Year	Year	Year	Year	Year
	Ended(1)	Ended(1)	Ended(1)	Ended(1)	Ended(1)
	8/31/2015	8/31/2014	8/31/2013	8/31/2012	8/31/2011

Sales Revenue	$0	$0	$0	$0	$0
Operating Loss	($497,584)	($686,944)	($837,427)	($1,733,476)	($966,490)
Comprehensive Loss	($577,533)	($3,584,643)	($3,009,543)	($3,640,155)	($1,021,160)
Basic/Diluted (Loss) Per Share	($0.01)	($0.03)	($0.03)	($0.04)	($0.01)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	106,660,889	106,660,889	98,429,535	92,216,445	85,749,549
Period-End Shares O/S	106,660,889	106,660,889	106,660,889	92,216,445	92,216,445
Working Capital	($393,239)	$161,225	$1,160,344	$1,250,666	$2,713,392
Mineral Property Interests	$3,344,949	$3,318,611	$5,884,438	$7,597,438	$8,981,467
Long-Term Obligations	$79,674	$69,339	$62,219	$60,004	$58,000
Shareholder’s Equity	$3,010,154	$3,587,687	$7,172,330	$8,985,873	$11,848,681
Total Assets	$3,663,169	$3,702,306	$7,279,930	$9,149,337	$12,022,608

(1)	Prepared in accordance with IFRS.

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

Table No. 2

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
November 2015		1.34	1.31	1.33
October 2015		1.32	1.32	1.31
September 2015		1.34	1.31	1.34
August 2015		1.33	1.30	1.32
July 2015		1.31	1.26	1.30
June 2015		1.25	1.22	1.25
Fiscal Year Ended 8/31/2015	1.22	1.33	1.09	1.32
Fiscal Year Ended 8/31/2014	1.09	1.13	1.03	1.09
Fiscal Year Ended 8/31/2013	1.02	1.06	0.97	1.06
Fiscal Year Ended 8/31/2012	1.01	1.04	0.99	0.99
Fiscal Year Ended 8/31/2011	0.99	1.06	0.94	0.98

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

As of 12/15/2015, Golden Goliath currently had nil share purchase options outstanding and 11,988,888 share purchase warrants outstanding.  If all of the share purchase options and warrants were exercised, the number of common shares issued and outstanding would increase from 106,660,889 (as of 12/15/2015) to 118,649,777.  This represents a potential increase of 11% in the number of shares issued and outstanding and would result in dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Golden Goliath’s Stockholders

Because the success of Golden Goliath is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  At 12/15/2015, there were nil share purchase options outstanding.  (For a breakdown of dilution, refer to the risk factor entitled: “Golden Goliath Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations.  Public distributions of capital will result in dilution to existing shareholders”).

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

The authorized capital of Golden Goliath consists of an unlimited number of common shares without par value. At 8/31/2015, the end of the most recent fiscal year, there were 106,660,889 common shares issued and outstanding; and at 11/30/2015 there were 106,660,889 common shares issued and outstanding.

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

Fiscal Year	Nature of Share Issuance	Number of Securities	Gross Amount
Fiscal 2016	Nil
Fiscal 2015	Nil
Fiscal 2014	Nil
Fiscal 2013	Private Placement	14,444,444	$1,300,000
Fiscal 2012	Nil
Fiscal 2011	Exercise of Stock Options	675,000	$118,500

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2015	$107,552	Mineral Property Expenditures
Fiscal 2015	$Nil	Purchase of Capital Assets
Fiscal 2014	$317,259	Mineral Property Expenditures
Fiscal 2014	$Nil	Purchase of Capital Assets

Plan Of Operations

Source of Funds for Fiscal 2016 Ending 8/31/2016

The Company’s primary source of funds since incorporation has been through the issuance of equity.  As of 8/31/2015, the Company had negative working capital of ($393,239).  During August 2015, the Company completed an agreement whereby the Company optioned a property for $3 million in payments over three years.

Use of Funds for Fiscal 2016 Ending 8/31/2016

During Fiscal 2016, the Company estimates that it might expend approximately $0.1 million on general/administrative, investor-relations expenses, etc.  During Fiscal 2016, the Company estimates that it might expend approximately $0.03 million on property exploration/development.

Anticipated Changes to Facilities/Employees

The Company has no current plans to add any additional personnel.  Management anticipates that any additional property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales

The Company has recorded no sales since incorporation.

At 8/31/2015, $3,527,882 in assets were located in Mexico, primarily mineral properties and $135,287 in assets were located in Canada, primarily current assets.

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

On 11/5/2015, the Company signed a Definitive Property Option Agreement with Fresnillo PLC whereby they could option seven of the Company’s eight Uruachic mineral properties.  Under the terms of the agreement, Fresnillo may earn a 100% interest (subject to a 1% net smelter royalty half of which may be purchased for US$500,000) in the La Reforma, Nueva Union, Oteros, Las Bolas, Nopalera, La Barranca and Corona properties by making cash payments totaling US$3,000,000 over three years and by paying all mining rights (property taxes) and conducting all assessment work required to keep the properties in good standing.  The Company will keep an undivided 100% interest in its principal property in the District, San Timoteo, where work has been focused for the last several years.  During the year, pursuant to a letter of intent dated 7/14/2015, Fresnillo advanced $328,254 (4,154,580 Mexican pesos) to the Company through two promissory notes in order to initiate negotiations to sign the definitive agreement.  The promissory notes were unsecured, due on demand, and bore interest at the Mexican prime rate plus 5% per annum.  At the signing of the definitive agreement on 11/5/2015, these promissory notes were cancelled and the amounts outstanding plus interest were applied to the cash payments schedule per the agreement.

Golden Goliath owns two other significant properties outside of the Uruachic Camp.

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

Exploration costs on the Company’s properties for the 2014 and 2015 fiscal years are detailed below:

	SAN TIMOEO ORO LEON NUEVA UNION LA REFORMA	OTEROS LA ESPERANZA LA HERMOSA	BUFALO LA BARRANCA	LOS HILOS LOS BOLAS EL MANTO DON LAZARO LA VERDE	NOPALERA FLOR DE TRIGO	CORONA EL CHAMIZAL BECK EL CANARIO LA CRUZ	LAS TROJAS LA GLORIA TODOS LOS SANTOS LOS CANTILES	Yudit	TOTAL
Balance, 8/31/2013	$2,120,598	NIL	$291,041	$2,047,489	$888,332	$4,003	$187,312	NIL	$5,549,665
Assaying	1,760	NIL	NIL	NIL	NIL	NIL	49	NIL	1,809
Geology and mapping	145	NIL	NIL	NIL	NIL	101	(1,376)	NIL	(1,130)
Property taxes/ passage rights	21,727	10,709	56,546	9,016	28,011	11,423	3,524	NIL	140,956
Salaries	24,453	NIL	NIL	NIL	NIL	6,770	NIL	NIL	31,223
Travel	5,538	NIL	NIL	NIL	NIL	984	669	NIL	7,191
Facilities and other	37,459	NIL	670	NIL	NIL	34,356	62,658	2,067	137,210
Write-Down	(2,211,580)	(10,709)	(348,257)	NIL	NIL	(57,637)	(252,836)	(2,067)	(2,883,086)
Option payment	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

Balance, 8/31/2014	NIL	NIL	NIL	$2,056,505	$927,333	NIL	NIL	NIL	$2,983,838

	SAN TIMOEO ORO LEON NUEVA UNION LA REFORMA	OTEROS LA ESPERANZA LA HERMOSA	BUFALO LA BARRANCA	LOS HILOS LOS BOLAS EL MANTO DON LAZARO LA VERDE	NOPALERA FLOR DE TRIGO	CORONA EL CHAMIZAL BECK EL CANARIO LA CRUZ	LAS TROJAS LA GLORIA TODOS LOS SANTOS LOS CANTILES	Yudit	TOTAL
Balance, 8/31/2014	NIL	NIL	NIL	$2,056,505	$927,333	NIL	NIL	NIL	$2,983,838
Geology and mapping	198	NIL	NIL	340	NIL	NIL	NIL	NIL	538
Property Taxes/ Passage Rights	18,317	6,085	29,044	6,387	14,957	15,261	571	NIL	90,622
Salaries	634	NIL	NIL	NIL	NIL	NIL	NIL	NIL	634
Travel	287	NIL	NIL	51	NIL	NIL	NIL	NIL	338
Facilities/Other	10,360		NIL	4,603	NIL	NIL	457	NIL	15,420
Write-Down	(29,796)	(6,085)	(29,044)	NIL	NIL	(15,261)	(1,028)	NIL	(81,214)

Balance, 8/31/2015	NIL	NIL	NIL	$2,067,886	$942,290	NIL	NIL	NIL	$3,010,176

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

Fiscal 2015 Property Acquisition and Exploration

During Fiscal 2015 ended 8/31/2015, no significant field work was conducted on the Company’s properties.  Presentations about the Company’s properties as well as field tours and discussions about possible options and/or partnerships were conducted.  The Company looks to advance the properties by way of partnerships, strategic alliances and possible future equity financings depending on market conditions.

Golden Goliath personnel conducted site visits by other parties on several of the Company’s properties in the Uruachic district.  No significant new work was conducted on the Company’s other properties.

During the second fiscal quarter ended 2/28/2015, discussions with a major company regarding possible option agreements were initiated and continued into the due diligence phase.

Cost cutting measures continued company-wide due to market conditions.

Subsequent to the year end, the Company signed a definitive agreement for the option of seven of the Company’s eight Uruachic mineral properties.  The Definitive agreement was signed in early November.  Plans for exploration work on the other Uruachic property (San Timoteo) were formulated.

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital (deficit) of ($393,239) at August 31, 2015 compared to of $161,225 at August 31, 2014.  The Company’s cash position at August 31, 2015 was $99,235.

Other than property taxes which are approximately $240,000 per year, the Company does not have any capital resource commitments.

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

Other Properties

During the quarter ending 2/28/2014, no significant new work was conducted on the Company’s other properties.

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

Second Quarter 2013

Overall Performance

During the second fiscal quarter ended 2/28/2013, work on the Company’s properties consisted mostly of data review and initiating the rehabilitation of the San Martin adit on the San Timoteo property.  The adit was cleaned and sampled several years ago, but as this tunnel makes water it has become filled with mud and potentially dangerous to re-enter.  The previous data review led the Company to the conclusion that the San Martin area has very significant potential and the earlier work inside the old mine was done before the Company acquired the services of Ing. Jorge Madrigal, who has significant experience in detailed underground mapping.  New work on Nopalera was focused on making detailed sections across the property in order to better understand the geological situation at depth.

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

Third Quarter 2013

Overall Performance

During the third fiscal quarter ended 5/31/2013, work on the Company’s properties consisted mostly of data review and underground work on the San Martin adit, which is on the San Timoteo property.  New work on Nopalera was focused on making detailed sections across the property in order to better understand the geological situation at depth.

Las Bolas Property

During the third quarter, Agnico Eagle Mines Limited (“Agnico”) commenced the second year of drilling on the Las Bolas property.

San Timoteo

During the third quarter, the Company continued a program of underground rehabilitation (dewatering), detailed geological and structural mapping and channel sampling within the old San Martin adit on the San Timoteo property.  Ing. Madrigal reviewed the previous work and highly recommended continuing these efforts. New levels have been opened and the geologic staff is very pleased with the results to date, especially considering that very little drilling has been done in this area and the targets being generated are essentially untested.  The new assay data is presently being compiled and will be released when the report is completed.

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

Golden Goliath’s executive offices are located in rented premises of approximately 1,000 sq. ft. at Suite 711, 675 West Hastings Street, Vancouver, British Columbia Canada  V6B 1N2.  Golden Goliath began occupying these facilities in January 2001.  Monthly rent is $1,500.

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

On 11/5/2015, the Company signed a Definitive Property Option Agreement with Fresnillo PLC whereby they could option seven of the Company’s eight Uruachic mineral properties.  Under the terms of the agreement, Fresnillo may earn a 100% interest (subject to a 1% net smelter royalty half of which may be purchased for US$500,000) in the La Reforma, Nueva Union, Oteros, Las Bolas, Nopalera, La Barranca and Corona properties by making cash payments totaling US$3,000,000 over three years and by paying all mining rights (property taxes) and conducting all assessment work required to keep the properties in good standing.  The Company will keep an undivided 100% interest in its principal property in the District, San Timoteo, where work has been focused for the last several years.  During the year, pursuant to a letter of intent dated 7/14/2015, Fresnillo advanced $328,254 (4,154,580 Mexican pesos) to the Company through two promissory notes in order to initiate negotiations to sign the definitive agreement.  The promissory notes were unsecured, due on demand, and bore interest at the Mexican prime rate plus 5% per annum.  At the signing of the definitive agreement on 11/5/2015, these promissory notes were cancelled and the amounts outstanding plus interest were applied to the cash payments schedule per the agreement.

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
LEGEND
Exploration Area
Active Mine

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 8/31/2015, 8/31/2014, and 8/31/2013 should be read in conjunction with the financial statements of the Company and the notes thereto.

Selected Annual Data

	Year Ended August 31 2015	Year Ended August 31 2014	Year Ended August 31 2013
Sales Revenue	$0	$0	$0
Comprehensive Loss	($577,533)	($3,584,643)	($3,009,543)
Basic and Diluted (loss) EPS	($0.01)	($0.03)	($0.03)
Weighted Avg. No. Shares Outstanding	106,660,889	106,660,889	98,429,535
Working Capital	($393,239)	$161,225	$1,160,344
Mineral Property Interests	$3,344,949	$3,318,611	$5,884,438
Shareholders Equity	$3,010,154	$3,587,687	$7,172,330
Total Assets	$3,663,169	$3,702,306	$7,279,930

Summary of Quarterly Results

Comprehensive (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2015	($165,109)	($135,178)	($77,548)	($199,698)
Fiscal 2014	($189,641)	($213,754)	($152,431)	($3,028,817)

EPS (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2015	($0.00)	($0.00)	($0.00)	($0.01)
Fiscal 2014	($0.00)	($0.00)	($0.00)	($0.03)

Exploration efforts are conducted year-round and administrative/general expenses are generally not seasonal.  The seasonally-higher quarterly losses in have primarily related to write downs of mineral property exploration costs.

Fiscal 2015 Ended August 31, 2015 vs. Fiscal 2014

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

Results from Operations

For the year ended August 31, 2015, the Company incurred a comprehensive loss ($577,533) compared to ($3,584,643) for the year ended August 31, 2014.  The significant differences between these periods include:

•

The most significant difference between 2014 and 2015 was the write down of mineral property exploration costs of $2,883,086 in 2014 compared to $81,214 in 2015.  The most significant write down in 2014 was the Company’s Las Bolas and Nopalera properties.  It should be noted that Company continues to hold all the properties despite the fact some were written down.  Management believes these properties still hold good exploration potential as is evidenced by Fresnillo optioning all of these properties.

•

Consulting fees the past year were $107,500 compared to $52,542 in the prior year as director fees were accrued during 2015.  The Board believed director fees were appropriate due to their efforts and increased work load.

•

Travel costs were $2,941 in the past year compared to $16,249 in the prior year as the Company continues to minimize costs.

•

Wages and benefits decreased to $114,926 in the past year from $248,248 in the prior year as the Company reduced the number of employees.

•

Office and general expenses decreased to $44,357 in the past year from $108,393 last year as the Company reduced its overhead due to difficult market conditions.

As of August 31, 2015, deferred mineral property exploration costs totaled $3,344,949 compared to $3,318,611 at August 31, 2014.  During the year ending August 31, 2015, the Company incurred a total of $107,552 in exploration expenditures.

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

5.C.  Research and Development, Patents and Licenses, Trademarks, etc.

5.D.  Trend Information

No Disclosure Necessary.

5.E.  Off-Balance Sheet Arrangements

At 8/31/2015 and 8/31/2014, the Company had no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company had no “hard” contractual obligations at 11/30/2015.  However, under certain of its property acquisition agreements, the Company is committed to expend funds on exploration and/or make cash option payments and/or issue common shares to maintain or complete its option arrangements.  The Company is required to pay approximately $240,000 in taxes each year to the Mexican government for its mineral exploration properties.  The majority of such costs will be borne by Fresnillo PLC pursuant to their option agreement.

5.G.  Safe harbor.

      --- No Disclosure Necessary ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3

Directors and Senior Management

November 30, 2015

Name	Positions	Age	Date First Elected or Appointed
Ing. Daniel N. Fernandez (2)	Director	75	June 1998
Frank Hogel	Director	44	February 2014
Stephen Pearce (1)(3)	Director/CFO/Secretary	45	December 2000
Edward K. Sorbara (1)	Director	72	June 1998
J. Paul Sorbara (2)	Director/CEO/President	63	February 1997
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

Stephen Pearce has been the Corporate Secretary of the Company since 12/11/2000 and CFO and a Director of the Company since 1/26/2006.  He was graduated from York University in 1993 with a degree in Economics.  He received his law degree from the University of British Columbia in 1996.  He is an attorney specializing in junior mining companies.  Mr. Pearce serves as a Director and/or Corporate Secretary of the following TSX Venture Exchange listed companies: Neotek Solutions Inc. (since 2001); Sable Resources Ltd. (since 2003), Wildflower Marijuana Inc. (since 2008), Movarie Capital Ltd. (since 2011), Flying A Petroleum Ltd. (since 2012), Vanadiumcorp Resource Inc. (since 2013), Centenara Mining Corporation (since 2013) and Monster Mining Corp (since 2014).  As a director of the Company, Mr. Pearce participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

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

6.B.  Compensation

Director Compensation

The Company has no formal program for compensating Directors for their service as directors.  There are no Director service contracts with the Company providing for benefits upon termination of employment.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  The Company’s directors also participate in the Company’s Stock Option Plan; during Fiscal 2015 and Fiscal 2014, NIL stock options were granted to Directors.   No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management/Directors during Fiscal 2015 was $244,000.  The following table details Senior Management/Director compensation paid/accrued for Fiscal 2015.

Table No. 4
Director and Senior Management Compensation
Name and principal position	Year	Salary	Share-based awards	Option-based awards	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation(3)
					Annual incentive plans	Long-term incentive plans
J. Paul Sorbara, CEO/ President (1)	2015	$120,000	NA	NA	NA	NA	NA	NA	$120,000
Stephen Pearce, CFO/Secretary	2015	$24,000	NA	NA	NA	NA	NA	NA	$240,000
Daniel Fernandez Manager of Minera Delta S.A.	2015	$24,000	NA	NA	NA	NA	NA	NA	$24,000
(1)									Mr. Sorbara’s “salary” is paid to Sorbara Geological Consulting Ltd., private company owned/controlled by him.
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

Options/SARs: Granted/Exercised/Cancelled During Most Recently Completed Fiscal Year

At the beginning of Fiscal 2015, the most recently completed fiscal year; there were 6,750,000 stock options outstanding.  During Fiscal 2015, NIL stock options were granted to Senior Management, Directors, and employees/consultants; all stock options vested upon granting.  During Fiscal 2015, no SARs (stock appreciation rights) were granted.  During Fiscal 2015: no stock options were exercised; 1,925,000 expired; and ALL the remaining stock options outstanding were cancelled.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Tables No. 4/5 for information about stock options.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2016 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

Bonus/Profit Sharing/Non-Cash Compensation.  The Company has no Bonus/Profit Sharing/Non-Cash Compensation arrangements.

Pension/Retirement Benefits.  No funds have been set aside or accrued by the Company since incorporation to provide pension, retirement or similar benefits for Directors or Senior Management.

Other Compensation.  No Senior Management and/or Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation, other than disclosed in Table No. 4/5, ITEM #6B and ITEM #7B.

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

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2015, the Board of Directors held four scheduled meetings.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholder; all but Frank Hogel and Daniel Fernandez of the directors attended the February 2015 annual shareholders meeting.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted 9/1/2006.  The current members of the Audit Committee are: Stephen Pearce, Frank Hogel(independent), and Edward Sorbara (independent).  The Audit Committee met once during Fiscal 2015 and has met once during Fiscal 2016-to-date but regularly communicate informally throughout the year.

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

6.C.5.  Code of Ethics

The Board has adopted “Code of Business Contact and Ethics” addressing various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2015 and Fiscal 2016-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of 11/30/2015, the Company had no full-time employees and four part-time unpaid employees/consultants, including the Senior Management; one of these employees are engaged in mineral exploration/development.  As of 8/31/2015 and 8/31/2014, the Company had nil and four employees, respectively, including the Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

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

Table No. 5

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

November 30, 2015

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #
Common	Concept Capital Management Ltd. (1)	25,277,777	21.5
	5% Shareholder Subtotal	25,277,777	21.5%
Common	J. Paul Sorbara (2)	929,970	0.8%
Common	Daniel Fernandez	1,067,000	1.0%
Common	Edward Sorbara	361,625	0.3%
Common	Stephen Pearce	80,000	0.07%
Common	Frank Hogel	nil	0%
	Directors and Senior Management Subtotal	2,438,595	2.3%
	TOTAL	45,716,372	23.6%

(1)	Concept Capital Management Ltd. is a private investor based out of Majuro, Marshall Islands. 10,833,333 represent share purchase warrants currently exercisable.
(2)	855,500 common shares are held indirectly through Sorbara Geological Consulting Limited, a private company control by Mr. Sorbara.

#  Based on 106,660,889 common shares outstanding at 11/30/2015, and warrants and stock options held by each beneficial holder exercisable within sixty days.

_______________________________________________________________________________

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

As of 8/31/2015 and 11/30/2015, no Directors/Senior Management of the Company had any outstanding stock options.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E, and Tables No. 4/5/6/7/8, for details regarding securities held by 5% Shareholders, Senior Management, Directors, and others.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several years to some significant changes in the holdings of major shareholders (five percent) direct/indirect holdings of common shares.  Refer to ITEM #6E and Table No. 4/5 for additional information.

	Common Shares Owned at 11/30/2015	Common Shares Owned at 11/30/2014	Common Shares Owned at 11/30/2013
Concept Capital Management Ltd.	14,444,444	14,444,444	14,444,444

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 11/30/2015, the Company’s shareholders’ list showed 106,660,889 common shares outstanding, with 39 registered shareholders.  13 of these shareholders were resident in Canada, holding 101,732,550 common shares (representing about 95.4% of the issued/outstanding shares); 25 registered shareholders were resident in the United States, holding 3,828,339 common shares (representing about 3.6%); and 1 registered shareholder were resident in other countries, holding 1,100,000 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 300 “holders of record” in Canada, holding approximately 50% of the outstanding shares of the Company, and over 750 beneficial owners that own 100% of its common shares.

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

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides services to the Company including providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require. These costs to Hastings Management are divided between several public and private companies and not all the costs of each category is paid by any one company. As such, while most companies charge these expenses individually to the income statement the Company reduces these costs by sharing them with other companies. Hastings Management estimates the percentage of time spent on any one company in any given period and it is charged proportionately.  Richard Hughes, a former Director of Golden Goliath, owns Hastings Management.  During the Fiscal 2015 Ended August 31, 2015, Hastings Management charged the Company $nil (2014 = $17,603) for these services.

J.Paul Sorbara’s “annual compensation” is paid to Sorbara Geological Consulting Ltd., private company owned and controlled by him.  During Fiscal 2015/2014, this firm was paid $120,000 and $120,000.

Due from Related Parties at 8/31/2015 included $30,572 (2014 = $39,091) due from a company controlled by a director.

During Fiscal 2015 ended August 31, 2015, the Company paid $24,000 (2014 = $41,520) in wages and benefits to Daniel Fernandez, Manager of Minera Delta S.A. and a director.

During Fiscal 2015 ended August 31, 2015, the Company paid $100,000 (2014 = $47,500) in consulting fees to Stephen Pearce, CFO/Secretary/Director.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 8/31/2014, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Fiscal 2015/2014/2013 Ended August 31st

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

Table No. 6

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

Period Ended	Volume	High	Low	Closing
Monthly
11/30/2015	1,146,900	$0.02	$0.01	$0.01
10/31/2015	1,664,600	$0.02	$0.01	$0.02
9/30/2015	870,000	$0.01	$0.01	$0.01
8/31/2015	1,199,000	$0.01	$0.01	$0.01
7/31/2015	2,197,700	$0.01	$0.01	$0.01
6/30/2015	1,255,000	$0.01	$0.01	$0.01
Quarterly
11/30/2015	3,681,500	$0.02	$0.01	$0.01
8/31/2015	4,651,700	$0.01	$0.01	$0.01
5/31/2015	12,350,800	$0.01	$0.01	$0.01
2/29/2015	10,882,300	$0.01	$0.01	$0.01
11/30/2014	3,985,100	$0.03	$0.01	$0.02
8/31/2014	2,158,502	$0.04	$0.03	$0.03
5/31/2014	1,447,900	$0.05	$0.03	$0.03
2/29/2014	3,078,500	$0.05	$0.03	$0.04
11/30/2014	3,985,100	$0.03	$0.01	$0.02
Yearly
8/31/2015	10,670,002	$0.05	$0.01	$0.01
8/31/2014	9,347,400	$0.05	$0.03	$0.03
8/31/2013	13,542,200	$0.20	$0.04	$0.04
8/31/2012	19,062,000	$0.30	$0.13	$0.20
8/31/2011	62,054,900	$0.75	$0.18	$0.38

The Company’s common shares began trading on the Frankfurt Stock Exchange on 1/14/2004, with the trading symbol of “GGZ.F”.  Total volume through 11/30/2015 was 11,890,500.  Prices ranged from euro$0.002 to euro$0.50; the closing price on 11/30/2015 was euro$0.006.

The Company’s common shares began trading on the Munich-Stock Exchange on 1/17/2006, with the trading symbol of “GGZ.MU”.  Total volume through 11/30/2015 was 3,161,000. Prices ranged from euro$0.002 to euro$0.47; the closing price on 11/30/2015 (last trade = 8/21/2015) was euro$0.002.

The Company’s common shares began trading on the Stuggart Stock Exchange in Europe on 1/18/2011, with the trading symbol of “GGZ.SG”.  Total volume through 11/30/2015 was nil.  Prices ranged from euro$0.01 to euro$0.01; the closing price on 11/30/2015 was euro$0.01.

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

Stock Options

As of 11/30/2015, no stock options were outstanding.

Refer to ITEM #6E and Tables No. 4/5 for additional information.

Warrants

As of 11/30/2015, 11,988,888 share purchase warrants were outstanding, of which 10,833,333 are exercisable at $0.12 until March 26, 2016 and 1,155,555 are exercisable at $0.09 until March 26, 2016.

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

A

Earn-In and Shareholders Agreement with Agnico-Eagle Mines Limited, for the exploration and development of the Company’s Las Bolas and Los Hilos properties, dated 12/8/2011.  This agreement was terminated in August 2013.

b.

Definitive Agreement with Fresnillo PLC for an option over certain of the Company’s properties in the Uruachic Mining Camp, Mexico, dated 11/5/2015.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as August 31, 2015.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of August 31, 2015, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of August 31, 2015.

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

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2015 Ended 8/31/2015	Fiscal 2014 Ended 8/31/2014
Audit Fees	$20,000	$30,000
Audit-Related Fees	$nil	$nil
Tax Fees	$nil	$nil
All Other Fees	$nil	$nil
TOTAL	$20,000	$34,000

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

- 47 -

4.

Material Contracts:

Incorporated by reference to Form 20-FR Registration Statement, as amended;

Form 20-F Annual Reports; and Form 6-K’s;

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

d.

Definitive Property Option Agreement with Fresnillo PLC, dated 11/5/2015

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

(a) Any additional exhibits you wish to file as part of the registration statement or report, clearly marked to indicate their subject matter:

--- No Disclosure Necessary---

(b) any document or part of a document incorporated by reference in this filing if it is not otherwise required Additional Exhibits:

---Incorporated by reference to Form 20-FR Registration Statement, as amended and Form 6-K’s ---

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars)

- 49 -

INDEPENDENT AUDITOR’S REPORT OF

REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Golden Goliath Resources Ltd.

(An exploration stage company)

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Golden Goliath Resources Ltd., which comprise the consolidated statements of financial position as at August 31, 2015 and 2014, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the three year period ended August 31, 2015, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Golden Goliath Resources Ltd. as at August 31, 2015 and 2014, and its financial performance and its cash flows for each of the years in the three year period ended August 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Vancouver, Canada	“Morgan & Company LLP”
December 23, 2015	Chartered Professional Accountants

PO Box 10007, 1488 – 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1A1 Tel: (604) 687 – 5841 Fax: (604) 687 – 0075 www.morgancollp.com

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

	AUGUST 31,	AUGUST 31,
	2015	2014

ASSETS
Current Assets
Cash	$99,235	$105,407
Marketable securities (Note 5)	10,625	12,750
Accounts receivable (Note 6)	17,762	23,016
Due from related parties (Note 14)	30,572	39,091
Prepaid expenses	21,908	26,241
Total Current Assets	180,102	206,505

Non-current Assets
Value-added taxes recoverable	96,484	100,074
Exploration and evaluation assets (Notes 7 and 16)	3,344,949	3,318,611
Property and equipment (Note 8)	41,634	77,116

Total Assets	$3,663,169	$3,702,306

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$13,485	$45,280
Due to related parties (Note 14)	231,602	-
Promissory notes payable (Note 17)	328,254	-
Total Current Liabilities	573,341	45,280

Non-current Liabilities
Employment benefit obligations	79,674	69,339

Total Liabilities	653,015	114,619

EQUITY
Share capital (Note 9)	26,044,652	26,044,652
Share-based payments reserves	2,758,145	2,758,145
Accumulated other comprehensive loss	(72,638)	(70,513)
Deficit	(25,720,005)	(25,144,597)
Total Equity	3,010,154	3,587,687

Total Liabilities And Equity	$3,663,169	$3,702,306

Going Concern (Note 1)
These consolidated financial statements were authorized for issue by the Board of Directors on December 23, 2015. They are signed on behalf of the Company by:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31,
	2015	2014	2013
Expenses
Amortization	$35,482	$22,473	$26,854
Automobile	-	2,580	3,052
Consulting (Note 14)	107,500	52,542	111,764
Foreign exchange gain	(2,525)	(2,910)	(9,531)
Investor relations	947	23,578	96,056
Management fees (Note 14)	120,000	120,000	120,000
Office and general (Note 14(a))	44,357	108,393	88,634
Professional fees	29,689	58,254	58,486
Rent and utilities	28,430	31,863	38,376
Transfer agent and filing fees	15,837	5,674	19,374
Travel	2,941	16,249	25,645
Wages and benefits (Note 14)	114,926	248,248	258,717
Loss Before Other Income (Expenses)	(497,584)	(686,944)	(837,427)

Other Income (Expenses)
Realized gain on marketable securities	-	-	44,105
Gain on sale of property and equipment	-	4,615	-
Gain on sale of interest in mineral property	-	-	29,756
Write down of mineral property exploration costs	(81,214)	(2,883,086)	(2,178,691)
Other income	3,390	12,741	3,059
Interest Income	-	4,156	9,043
Net Loss For The Year	(575,408)	(3,548,518)	(2,930,155)

Other Comprehensive Loss
Reclassification to realized loss upon sale of marketable securities	-	-	(18,947)
Unrealized loss on marketable securities	(2,125)	(36,125)	(60,441)
	(2,125)	(36,125)	(79,388)
Comprehensive Loss For The Year	$(577,533)	$(3,584,643)	$(3,009,543)

Loss Per Share – Basic and Diluted	$(0.01)	$(0.03)	$(0.03)

Weighted Average Number Of Shares Outstanding – Basic and diluted	106,660,889	106,660,889	98,429,535

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

(Expressed in Canadian Dollars)

	COMMON SHARES		SHARE-BASED PAYMENTS RESERVE	ACCUMULATED OTHER
	WITHOUT PAR VALUE
	SHARES	AMOUNT		COMPREHENSIVE INCOME(LOSS)	DEFICIT	TOTAL EQUITY
Balance, August 31, 2012	92,216,445	$24,848,652	$2,758,145	$45,000	$(18,665,924)	$8,985,873
Private placements, net of share issue costs	14,444,444	1,300,000	-	-	-	1,300,000
Agent's warrants issued on private placement	-	44,121	-	-	-	44,121
Share issue costs	-	(148,121)	-	-	-	(148,121)
Other comprehensive loss	-	-	-	(79,388)	-	(79,388)
Net loss for the year	-	-	-	-	(2,930,155)	(2,930,155)
Balance, August 31, 2013	106,660,889	26,044,652	2,758,145	(34,388)	(21,596,079)	7,172,330
Other comprehensive loss	-	-	-	(36,125)	-	(36,125)
Net loss for the year	-	-	-	-	(3,548,518)	(3,548,518)
Balance, August 31, 2014	106,660,889	26,044,652	2,758,145	(70,513)	(25,144,597)	3,587,687

Other comprehensive loss	-	-	-	(2,125)	-	(2,125)
Net loss for the year	-	-	-	-	(575,408)	(575,408)
Balance, August 31, 2015	106,660,889	$26,044,652	$2,758,145	$(72,638)	$(25,720,005)	$3,010,154

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31,
	2015	2014	2013

Operating Activities
Net loss for the year	$(575,408)	$(3,548,518)	$(2,930,155)
Adjustments to reconcile loss to net cash used in operating activities:
Amortization	35,482	22,473	26,854
Gain on sale of interest in mineral property	-	-	(29,756)
Gain on sale of property and equipment	-	(4,615)	-
Interest income	-	(4,156)	(9,043)
Write down of mineral property exploration costs	81,214	2,883,086	2,178,691
Realized gain on marketable securities	-	-	(44,105)
Change in non-cash operating assets and liabilities:
Accounts receivable	8,844	(18,075)	4,714
Due from related parties	8,519	(2,970)	308
Prepaid expenses	4,333	826	10,566
Accounts payable and accrued liabilities	(31,795)	(101)	(58,079)
Due to related parties	231,602	-	-
Promissory notes payable	328,254	-	-
Employment benefit obligations	10,335	7,120	2,215
Cash Provided By (Used In) Operating Activities	101,380	(664,930)	(847,790)

Investing Activities
Expenditures on mineral properties	(107,552)	(317,259)	(494,935)
Purchase of short term investments	-	-	(1,200,000)
Proceeds from redemption of short term investments	-	780,000	1,295,691
Purchase of property and equipment	-	(2,556)	(4,454)
Interest income	-	8,108	9,043
Proceeds on sale of marketable securities	-	-	94,842
Proceeds on sale of property and equipment	-	4,615	-
Cash (Used In) Provided By Investing Activities	(107,552)	472,908	(299,813)

Financing Activity
Share issuances for cash (net of share issuance costs)	-	-	1,196,000

(Decrease) Increase In Cash	(6,172)	(192,022)	48,397

Cash, Beginning Of Year	105,407	297,429	249,032

Cash, End Of Year	$99,235	$105,407	$297,429

Supplementary Cash Flow Disclosure And Non-Cash Investing And Financing Activities:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-
Shares received for mineral property interest	$-	$-	$59,000

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

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

2.

BASIS OF PRESENTATION

a)    Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which the Company has adopted in its annual consolidated financial statements as at and for the year ended August 31, 2015. The significant accounting policies presented in this note have been consistently applied in each of the years presented.

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

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

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

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant of shares. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of a share option, volatility and dividend yield and making assumptions about them. The assumptions and model used for estimating fair value for share-based payment transactions are disclosed in Note 9.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

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

3.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below for the year ended August 31, 2015 have been applied consistently to all periods presented in these consolidated financial statements.

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

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

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

Other financial liabilities - This category includes promissory notes, amounts due to related parties and accounts payable and accrued liabilities, all of which are recognized at amortized cost.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)

Financial Instruments and Risk Management (Continued)

The Company has classified cash as fair value through profit or loss financial assets. Investments in marketable securities are classified as available for sale. Other receivables and related party advances are classified as loans and receivables. Accounts payable and accrued liabilities, due to related parties and promissory notes payable are classified as other financial liabilities. Management did not identify any material embedded derivatives, which require separate recognition and measurement.

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

c)

Cash and Cash Equivalents

Cash includes cash on hand, cash held in trust and demand deposits.  Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash which are subject to insignificant risk of change and have maturities of three month or less from the date of acquisition, held for the purpose of meeting short-term cash commitments rather than for investing or other purposes.  As at August 31, 2015 and 2014, the Company did not have any cash equivalents.

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

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

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

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)

Share Capital (Continued)

Share-based compensation (Continued)

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

4.

RECENT ACCOUNTING PRONOUNCEMENTS

a)

New Standard IFRS 9 “Financial Instruments”

This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment: however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 which mainly carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. This new standard is effective for annual periods beginning on or after January 1, 2018.

b)

Revenue from Contracts with Customers

On May 28, 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”.  The new standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced which may affect the amount and/or timing of revenue recognized. The new standards is effective for fiscal years beginning on or after January 1, 2018 and is available for early adoption.

The Company is currently evaluating the impact of IFRS 15 on its financial statements and expects to apply the standard in accordance with its future mandatory effective date.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

(Expressed in Canadian Dollars)

4.

RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

c)

Separate Financial Statements

IAS 27, “Separate Financial Statements”, has been amended for the issuance of IFRS 10, Consolidated Financial Statements, but retains the current guidance for separate financial statements. The Company does not anticipate this amendment to have a significant impact on its financial statements.

d)

Investments in Associates and Joint Ventures

IAS 28, “Investments in Associates and Joint Ventures”, has been amended for conforming changes based on the issuance of IFRS 10, Consolidated Financial Statements, and IFRS 11, Joint Arrangements. The Company does not anticipate this amendment to have a significant impact on its financial statements.

e)

Intangible Assets

On May 12, 2014, the IASB issued amendments to IAS 38 “Intangible Assets”. The amendments in IAS 38 introduce a rebuttable presumption that the use of revenue is inappropriate. This presumption could be overcome only when revenue and consumption of the economic benefits of the intangible asset are highly correlated or when the intangible asset is expressed as a measure of revenue.

The Company intends to adopt the amendments to IAS 38 in its financial statements for the annual period beginning on September 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

f)

Offsetting Financial Assets and Liabilities

In December 2011, the IASB issued, “Offsetting Financial Assets and Liabilities”, an amendment to IAS 32, Financial Instruments: Presentation. The objective of this amendment to IAS 32 is to clarify when an entity has a right to offset financial assets and liabilities. This amendment is effective for annual periods beginning on or after January 1, 2014 and is to be applied retroactively.

The Company applies this standard to its financial statements from the annual period beginning September 1, 2014 and does not expect the amendment to have a material impact on the financial statements.

5.

MARKETABLE SECURITIES

Marketable securities consist of 425,000 (2014 – 425,000) common shares of Comstock Metals Ltd. with a fair value of $10,625 (2014 - $12,750).

Marketable securities are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the investment is derecognized or impaired, at which time the gain (loss) would be recorded in net income.

6.

ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	AUGUST 31
	2015	2014

Sales taxes recoverable	$ 2,857	$ 1,765
Other receivable	14,905	21,251
	$ 17,762	$ 23,016

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

(Expressed in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 16.  Property payments made on the Company’s mineral property interests are included in the property descriptions below.  Acquisition costs paid through August 31, 2015 and 2014 are as follows:

	2015	2014

San Timoteo, Oro Leon, Nueva Union, La Reforma	$69,257	$69,257
Oteros, La Esperanza, La Hermosa	-	-
Bufalo, La Barranca	-	-
Los Hilos, Las Bolas, El Manto, Don Lazaro, La Verde	187,123	187,123
Nopalera, Flor de Trigo	78,393	78,393
Corona, Beck, El Chamizal, El Canario, La Cruz	-	-
Las Trojas, La Gloria, Todos los Santos, Los Cantiles	-	-
Yudit	-	-
Total acquisition costs	334,773	334,773
Exploration and evaluation assets (Note 16)	3,010,176	2,983,838
Total exploration and evaluation assets	$3,344,949	$3,318,611

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

During the year ended August 31, 2015, $81,214 (2014 - $2,883,086) in deferred expenditures related to certain mineral claims were written down. These write-downs were mainly related to the Company’s San Timoteo/Bufalo (2014 – San Timoteo/Oro Leon) Property.  A number of other smaller claims were written off which the Company will continue to hold but which are not viewed as priorities. Management does not currently intend to conduct any exploration activities on these non core claims in the next year.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

(Expressed in Canadian Dollars)

8.

PROPERTY AND EQUIPMENT

COST	EQUIPMENT	VEHICLES	LAND	TOTAL
Balance August 31, 2013	$154,768	$101,610	$18,917	$275,295
Additions	2,556	-	-	2,556
Disposal	-	(10,795)	-	(10,795)
Balance August 31, 2015 and 2014	$157,324	$90,815	$18,917	$267,056

ACCUMULATED AMORTIZATION	EQUIPMENT	VEHICLES	LAND	TOTAL
Balance August 31, 2013	$96,346	$81,916	$-	$178,262
Amortization	19,899	2,574	-	22,473
Disposal	-	(10,795)	-	(10,795)
Balance August 31, 2014	$116,245	$73,695	$-	$189,940
Amortization	18,362	17,120	-	35,482
Balance August 31, 2015	$134,607	$90,815	$-	$225,422

CARRYING AMOUNTS
As at August 31, 2014	$41,079	$17,120	$18,917	$77,116
As at August 31, 2015	$22,717	$-	$18,917	$41,634

9.

SHARE CAPITAL AND RESERVES

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

As at August 31, 2015, the Company had 106,660,889 (2014 – 106,660,889) common shares issued and fully paid.

Warrants

As at August 31, 2015, the following share purchase warrants issued on March 28, 2013 in connection with private placements were outstanding:

NUMBER OF WARRANTS	EXERCISE PRICE	EXPIRY DATES
10,833,333	$0.12	March 26, 2016
1,155,555	$0.09	March 26, 2016
11,988,888

The weighted average remaining contractual life of the warrants outstanding at August 31, 2015 was 0.57 years (2014 - 1.57 years) and the weighted average exercise price was $0.12 (2014 - $0.12).

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

(Expressed in Canadian Dollars)

9.

SHARE CAPITAL AND RESERVES (Continued)

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, August 31, 2013	8,190,000	$ 0.23
Cancelled	(815,000)	0.25
Expired	(625,000)	0.10

Balance, August 31, 2014	6,750,000	0.24
Cancelled	(4,825,000)	0.23
Expired	(1,925,000)	0.25

Balance, August 31, 2015	-	$ -

The weighted average remaining contractual life of the options outstanding at August 31, 2015 was Nil years (2014 –1.98 years).

Nature and Purpose of Reserves

The reserves recorded in equity on the Company’s statements of financial position is comprised of “Share-based Payments Reserve” and is used to recognize the fair value of stock option grants prior to exercise, expiry or cancellation and the fair value of other share-based consideration paid at the date of payment.

10.

LOSS PER SHARE

The Company calculates the basic and diluted loss per common share using the weighted average number of common shares outstanding during each period and the diluted loss per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

To compute diluted earnings per share, the average number of shares outstanding is adjusted for the number of all potentially dilutive shares.  As of August 31, 2015, the Company had a total of Nil (2014 – 6,750,000; 2013 – 8,190,000) stock options outstanding. As of August 31, 2015, 2014 and 2013, the Company also had a total of 11,988,888 warrants outstanding, of which 1,155,555 were potentially dilutive. Dilutive options and warrants were not included in the Company’s loss per common share calculation because the result was anti-dilutive.

	YEARS ENDED AUGUST 31
	2015	2014	2013
Issued common shares at September 1,	106,660,889	106,660,889	92,216,445
Weighted average issuances	-	-	6,213,090
Basic weighted average common shares	106,660,889	106,660,889	98,429,535

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

(Expressed in Canadian Dollars)

11.

SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration. All mineral properties are located in Mexico.  All option proceeds are attributable to the Mexican mineral properties. Assets by geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL

August 31, 2015

Current assets	$127,518	$52,584	$180,102
Property and equipment	$7,769	$33,865	$41,634
Exploration and evaluation assets	$-	$3,344,949	$3,344,949
Value-added taxes recoverable	$-	$96,484	$96,484
Total assets	$135,287	$3,527,882	$3,663,169
Accounts payable and accrued liabilities	$6,425	$7,060	$13,485
Employment benefit obligations	$-	$79,674	$79,674
Net loss for the year	$390,955	$184,453	$575,408

August 31, 2014

Current assets	$184,869	$21,636	$206,505
Property and equipment	$21,771	$55,345	$77,116
Exploration and evaluation assets	$-	$3,318,611	$3,318,611
Value-added taxes recoverable	$-	$100,074	$100,074
Total assets	$206,640	$3,495,666	$3,702,306
Accounts payable and accrued liabilities	$19,147	$26,133	$45,280
Employment benefit obligations	$-	$69,339	$69,339
Interest income	$4,149	$7	$4,156
Net loss for the year	$401,654	$3,146,864	$3,548,518

12.

FINANCIAL INSTRUMENTS

As at August 31, 2015 and 2014, the carrying value of the Company’s financial instruments approximates their fair value. Cash is recorded at fair value and the Company’s other financial instruments are recorded at amortized cost, which approximates fair value due to their short term nature. The Company’s financial instruments are classified into the following categories:

		AUGUST 31
		2015		2014
	LEVEL	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Fair value through profit or loss
Cash	1	$99,235	$99,235	$105,407	$105,407
Available for sale
Marketable Securities	1	$10,625	$10,625	$12,750	$12,750
Loans and receivables
Accounts receivable	2	$17,762	$17,762	$23,016	$23,016
Due from related parties	2	$30,572	$30,572	$39,091	$39,091
Other Financial Liabilities
Accounts payable and accrued liabilities	2	$13,485	$13,485	$45,280	$45,280
Due to related parties	2	$231,602	$231,602	$-	$-
Promissory notes payable	2	$328,254	$328,254	$-	$-
Employee benefits obligations	2	$79,674	$79,674	$69,339	$69,339

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

(Expressed in Canadian Dollars)

12.

FINANCIAL INSTRUMENTS (Continued)

There have been no transfers between levels 1 and 2, or transfers in or out of level 3 for the years ended August 31, 2015 and 2014.

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

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation and cause the other party to incur a financial loss. The Company’s credit risk to its financial asset is summarized below:

	AUGUST 31, 2015	AUGUST 31, 2014

Cash	$99,235	$105,407
Marketable securities	$10,625	$12,750
Accounts receivable	$17,762	$23,016
Due from related parties	$30,572	$39,091

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

As of August 31, 2015, the Company does not have sufficient cash and highly liquid investment on hand to meet current liabilities and its expected administrative requirements for the coming year. The Company has cash of $99,235 (2014 - $105,407) and total liabilities of $653,015 (2014 - $114,619). Accounts payable and accrued liabilities and due to related parties of $243,087 (2014 - $45,280) are due within three months. Management has assessed liquidity risk as high.

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

(Expressed in Canadian Dollars)

12.

FINANCIAL INSTRUMENTS (Continued)

Foreign Currency Risk (Continued)

Financial assets and liabilities denominated in Mexican Pesos and U.S. dollars were as follows:

	AUGUST 31, 2015	AUGUST 31, 2014
U.S. Dollars
Financial assets	$-	$12
Financial liabilities	$1,500	$-
Mexican Pesos
Financial assets	$419,906	$160,070
Financial liabilities	$131,790	$179,918

Based on the above net exposures as at August 31, 2015, and assuming that all other variables remain constant, a 10% change in the value of the Mexican peso against the Canadian dollar would result in an increase/decrease of approximately $4,400 (2014 - $3,400) in loss from operations.  Based on the above net exposures as at August 31, 2015, and assuming that all other variables remain constant, a 10% change in the value of the US dollar against the Canadian dollar would result in an increase/decrease of approximately $200 (2014 - $1) in loss from operations.

Interest Rate Risk

As at August 31, 2015, the Company has no significant exposure to interest rate risk through its financial instruments.

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

13.

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

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

(Expressed in Canadian Dollars)

13.

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

14.

RELATED PARTY BALANCES AND TRANSACTIONS

Key Management Compensation

	YEARS ENDED AUGUST 31
	2015	2014	2013

Golden Goliath Resources Ltd.
Management fees	$120,000	$120,000	$ 120,000
Consulting fees	100,000	47,500	60,000
Minera Delta S.A. de C.V.
Wages and benefits	24,000	41,520	40,027
Total	$244,000	$209,020	$ 220,027

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

a)

During the year ended August 31, 2015, the Company paid $Nil (2014 - $17,603; 2013 - $38,037) in respect of office and administration costs to a management company controlled by a former director of the Company.

b)

Due from related parties consists of $30,572 (2014 - $39,091) due from companies controlled by common directors.

c)

Due to related parties consists of $231,602 (2014 - $Nil) due to directors and company controlled by common director.

d)

During the year ended August 31, 2015, the Company paid $23,000 (2014 - $Nil) in respect of rent to a company with a common director.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

(Expressed in Canadian Dollars)

15.

INCOME TAXES

The Company is subject to income taxes on its non-consolidated financial statements in Canada and Mexico.  The consolidated provision for income taxes varies from the amount that would be computed from applying the combined statutory income tax rates to net loss before taxes were approximately as follows:

	2015	2014	2013

Combined statutory tax rate	27%	26%	27%

Expected income tax recovery	$(154,000)	$(923,000)	$(863,000)
Non-deductible differences and other	305,000	9,000	(1,000)
Deferred income tax expense resulting from change in tax rate	-	-	(52,000)
Effect of changes in tax rate	(146,000)	117,000	-
Change in tax assets not recognized	(5,000)	797,000	916,000
Income tax provision	$-	$-	$-

The significant components of the Company’s deferred income tax assets were approximately as follows:

	2015	2014

Property and equipment and other	$19,000	$-
Exploration and evaluation assets	553,000	493,000
Losses available for future periods	3,176,000	3,245,000
Share issue costs	11,000	16,000
Tax assets not recognized	(3,759,000)	(3,754,000)
Net deferred income tax assets	$-	$-

The Company has Canadian and Mexican non-capital losses of approximately $11,411,000 which may be carried forward and applied against taxable income in future years.  The Canadian and Mexican tax losses expire between August 31, 2026 and 2035, and December 31, 2015 and 2025 respectively as follows:

CANADA		MEXICO

		2015	$113,000
2026	$404,000	2016	183,000
2027	536,000	2017	1,296,000
2028	530,000	2018	434,000
2029	515,000	2019	807,000
2030	666,000	2020	375,000
2031	610,000	2021	1,252,000
2032	1,473,000	2022	-
2033	578,000	2023	438,000
2034	454,000	2024	267,000
2035	398,000	2025	82,000
	$6,164,000		$5,247,000

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

(Expressed in Canadian Dollars)

16.

EXPLORATION AND EVALUATION ASSETS

	San Timoteo Oro Leon Nueva Union La Reforma	Oteros La Esperanza La Hermosa	Bufalo La Barranca	Los Hilos Las Bolas El Manto Don Lazaro La Verde	Nopalera Flor de Trigo	Corona Beck El Chamizal El Canario La Cruz	Las Trojas La Gloria Todos los Santos Los Cantiles	Yudit	Total

Balance, August 31, 2013	$ 2,120,498	$ --	$ 291,041	$ 2,047,489	$ 899,322	$ 4,003	$ 187,312	$ --	$ 5,549,665

Incurred during the year
Assaying	1,760	--	--	--	--	--	49	--	1,809
Geology and mapping	145	--	--	--	--	101	(1,376)	--	(1,130)
Property taxes and passage rights	21,727	10,709	56,546	9,016	28,011	11,423	3,524	--	140,956
Salaries	24,453	--	--	--	--	6,770	--	--	31,223
Travel	5,538	--	--	--	--	984	669	--	7,191
Facilities and other	37,459	--	670	--	--	34,356	62,658	2,067	137,210
Write down	(2,211,580)	(10,709)	(348,257)	--	--	(57,637)	(252,836)	(2,067)	(2,883,086)
Balance, August 31, 2014	--	--	--	2,056,505	927,333	--	--	--	2,983,838

Incurred during the year
Geology and mapping	198	--	--	340	--	--	--	--	538
Property taxes and passage rights	18,317	6,085	29,044	6,387	14,957	15,261	571	--	90,622
Salaries	634	--	--	--	--	--	--	--	634
Travel	287	--	--	51	--	--	--	--	338
Facilities and other	10,360	--	--	4,603	--	--	457	--	15,420
Write down	(29,796)	(6,085)	(29,044)	--	--	(15,261)	(1,028)	--	(81,214)
Balance, August 31, 2015	$ --	$ --	$ --	$ 2,067,886	$ 942,290	$ --	$ --	$ --	$ 3,010,176

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2015, 2014 AND 2013

(Expressed in Canadian Dollars)

17.

SUBSEQUENT EVENTS

On November 5, 2015, the Company signed a definitive agreement with Fresnillo PLC (“Fresnillo”) granting Fresnillo an option over certain of the Company’s properties in the Uruachic mining camp. Under the terms of the agreement, Fresnillo may earn a 100% interest (subject to a 1% net smelter royalty half of which may be purchased for US$500,000) in the La Reforma, Nueva Union, Oteros, Las Bolas, Nopalera, La Barranca and Corona properties by making cash payments totaling US$3,000,000 over 3 years and by paying all mining rights (property taxes) and conducting all assessment work required to keep the properties in good standing. The Company will keep an undivided 100% interest in its principal property in the District, San Timoteo, where work has been focused for the last several years.

During the year, pursuant to a letter of intent dated July 14, 2015, Fresnillo advanced $328,254 (4,154,580 Mexican pesos) to the Company through two promissory notes in order to initiate negotiations to sign the definitive agreement.  The promissory notes were unsecured, due on demand, and bore interest at the Mexican prime rate plus 5% per annum.  At the signing of the definitive agreement on November 5, 2015, these promissory notes were cancelled and the amounts outstanding plus interest were applied to the cash payments schedule per the agreement.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.; SEC File Number 0-31204

Registrant

Dated: January 15, 2016	By: /s/ “J. Paul Sorbara”
J. Paul Sorbara, President/Director

