Form 20-F
period 2016-08-31
GOLDEN GOLIATH RESOURCES LTD
filed 2017-01-18
CIK 1127307

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended August 31, 2016

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number 000-31204

Golden Goliath Resources Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

688 West Hastings Street – Suite 910 Vancouver, BC  V6B 1P1

(Address of principal executive offices)

J. Paul Sorbara:: 604-682-2950; jps@goldengoliath.com;

688 West Hastings Street – Suite 910 Vancouver, BC  V6B 1P1

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

Index to Exhibits on Page 42

GOLDEN GOLIATH RESOURCES LTD.

FORM 20-F ANNUAL REPORT

AUGUST 31, 2016

Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	39
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	39
Item 15	Controls and Procedures	39
Item 16	Reserved	41
Item 16A	Audit Committee Financial Expert	41
Item 16B	Code of Ethics	41
Item 16C	Principal Accountant Fees and Services	41
Item 16D	Exemptions from the Listing Standards for Audit Committee	41
Item 16E	Purchases of Equity Securities by the Company and Affiliated Purchasers	41
Item 16F	Change in Registrant’s Certifying Accountant	41
Item 16G	Corporate Governance	41
Item 16H	Mine Safety Disclosure	41

Part III
Item 17	Financial Statements	41
Item 18	Financial Statements	42
Item 19	Exhibits	42

INTRODUCTION

Golden Goliath Resources Ltd. is organized under the British Columbia Business Corporations Act.  In this Annual Report, the “Company”, “Golden Goliath”, “we”, “our” and “us” refer to Golden Goliath Resources Ltd. and its subsidiaries (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report.  Our principal corporate offices are located at 688 West Hastings Street – Suite 910 Vancouver, BC V6B 1P1.  Our telephone number is 604-682-2950.

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

There are no known proven reserves of minerals on Golden Goliath’s properties.  The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, the Company is defined as an “exploration-stage company”.  The Company is not sufficiently capitalized with approximately $300,000 negative working capital at August 31, 2016 to fund the current exploration program, estimated at $50,000 for Fiscal 2017.  The Company expects to receive funds from its option agreement in order to fund its 2017 exploration program.

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

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2016, 2015 and 2014 ended August 31st was derived from the consolidated financial statements of the Company that were audited by Morgan & Company LLP, Chartered Professional Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.

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

Table No. 1
Selected Financial Data
International Financial Reporting Standards

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	8/31/2016	8/31/2015	8/31/2014	8/31/2013	8/31/2012

Sales Revenue	$0	$0	$0	$0	$0
Operating Loss	($583,762)	($497,584)	($686,944)	($837,427)	($1,733,476)
Comprehensive Loss	($724,261)	($577,533)	($3,584,643)	($3,009,543)	($3,640,155)
Basic/Diluted (Loss) Per Share	($0.01)	($0.01)	($0.03)	($0.03)	($0.04)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	106,660,889	106,660,889	106,660,889	98,429,535	92,216,445
Period-End Shares O/S	106,660,889	106,660,889	106,660,889	106,660,889	92,216,445
Working Capital	($305,049)	($393,239)	$161,225	$1,160,344	$1,250,666
Mineral Property Interests	$2,940,819	$3,344,949	$3,318,611	$5,884,438	$7,597,438
Long-Term Obligations	$73,347	$79,674	$69,339	$62,219	$60,004
Shareholder’s Equity	$2,589,281	$3,010,154	$3,587,687	$7,172,330	$8,985,873
Total Assets	$3,069,029	$3,663,169	$3,702,306	$7,279,930	$9,149,337

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

Table No. 2

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
November 2016		1.34	1.33	1.34
October 2016		1.34	1.31	1.34
September 2016		1.32	1.28	1.31
August 2016		1.32	1.28	1.31
July 2016		1.32	1.29	1.30
June 2016		1.31	1.27	1.30

Fiscal Year Ended 8/31/2016	1.33	1.46	1.25	1.31
Fiscal Year Ended 8/31/2015	1.22	1.33	1.09	1.32
Fiscal Year Ended 8/31/2014	1.09	1.13	1.03	1.09
Fiscal Year Ended 8/31/2013	1.02	1.06	0.97	1.06
Fiscal Year Ended 8/31/2012	1.01	1.04	0.99	0.99

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

As of December 28, 2016, Golden Goliath currently had 3,400,000 share purchase options outstanding and nil share purchase warrants outstanding.  If all of the share purchase options and warrants were exercised, the number of common shares issued and outstanding would increase from 106,660,889 (as of December 28, 2016) to 110,060,889. This represents a potential increase of 3% in the number of shares issued and outstanding and would result in dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Golden Goliath’s Stockholders

Because the success of Golden Goliath is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  At December 28, 2016, there were 3,400,000 share purchase options outstanding.  (For a breakdown of dilution, refer to the risk factor entitled: “Golden Goliath Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations.  Public distributions of capital will result in dilution to existing shareholders”).

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

688 West Hastings Street – Suite 910

Vancouver, British Columbia, Canada V6B 1P1

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

The authorized capital of Golden Goliath consists of an unlimited number of common shares without par value. At August 31, 2016, the end of the most recent fiscal year, there were 106,660,889 common shares issued and outstanding; and at December 28, 2016 there were 106,660,889 common shares issued and outstanding.

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

Subsidiaries

The Company has two wholly-owned subsidiaries:

a.  Minera Delta SA de CV; incorporated in Mexico on July 17, 1992; and

b.  4347 Investments Ltd.; incorporated in British Columbia on February 3, 1999.

Financings

The Company has financed its operations through funds raised public/private placements of common shares.  Also shares have been issued upon exercise of options and warrants; and as agent commissions.  Refer to ITEM #10.A.6 for additional information.

Fiscal Year	Nature of Share Issuance	Number of Securities	Gross Amount
Fiscal 2016	Nil
Fiscal 2015	Nil
Fiscal 2014	Nil
Fiscal 2013	Private Placement	14,444,444	$1,300,000
Fiscal 2012	Nil

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2016	$264,808	Mineral Property Expenditures
	$Nil	Purchase of Capital Assets
Fiscal 2015	$107,552	Mineral Property Expenditures
	$Nil	Purchase of Capital Assets
Fiscal 2014	$317,259	Mineral Property Expenditures
	$Nil	Purchase of Capital Assets

Plan Of Operations

Source of Funds for Fiscal 2017 Ending August 31, 2017

The Company’s primary source of funds since incorporation has been through the issuance of equity.  As of August 31, 2016, the Company had negative working capital of ($305,049).  During August 2015, the Company completed an agreement whereby the Company optioned a property for $3 million in payments over three years. Subsequent to the fiscal year ended August 31, 2016, the Company received a payment of US$100,000 under the agreement.

Use of Funds for Fiscal 2016 Ending August 31, 2017

During Fiscal 2017, the Company estimates that it might expend approximately $75,000 on general/administrative, investor-relations expenses, etc.  During Fiscal 2017, the Company estimates that it might expend approximately $50,000 on property exploration/development.

Anticipated Changes to Facilities/Employees

The Company has no current plans to add any additional personnel.  Management anticipates that any additional property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales

The Company has recorded no sales since incorporation.

At August 31, 2016, $3,022,846 in assets were located in Mexico, primarily mineral properties and $46,183 in assets were located in Canada, primarily current assets.

At August 31, 2015, $3,527,882 in assets were located in Mexico, primarily mineral properties and $135,287 in assets were located in Canada, primarily current assets.

At August 31, 2014, $3,495,666 in assets were located in Mexico, primarily mineral properties and $206,640 in assets were located in Canada, primarily current assets.

4.B.  BUSINESS OVERVIEW

Corporate Overview

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG).  The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the Sierra Madre Occidental Mountains of northwestern Mexico.  The Uruachic mining camp lies directly in the center of the several-hundred-kilometer trend of important past producers and new discoveries that characterize the Sierra Madre Occidental.  Uniquely, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15-kilometers by 25-kilometers, with numerous past-producing gold and silver mines dating back to the time of the Spaniards.  Golden Goliath’s Uruachic claims are owned 100% by the Company (except the Corona Property which Comstock Metals currently has a 50% interest) and are fully paid for with no property option or purchase payments to make.

On November 5, 2015, the Company signed a Definitive Property Option Agreement with Fresnillo PLC whereby they could option seven of the Company’s eight Uruachic mineral properties.  Under the terms of the agreement, Fresnillo may earn a 100% interest (subject to a 1% net smelter royalty half of which may be purchased for US$500,000) in the La Reforma, Nueva Union, Oteros, Las Bolas, Nopalera, La Barranca and Corona properties by making cash payments totaling US$3,000,000 over three years and by paying all mining rights (property taxes) and conducting all assessment work required to keep the properties in good standing.  The Company will keep an undivided 100% interest in its principal property in the District, San Timoteo, where work has been focused for the last several years.  During the year, pursuant to a letter of intent dated July 14, 2015, Fresnillo advanced $328,254 (4,154,580 Mexican pesos) to the Company through two promissory notes in order to initiate negotiations to sign the definitive agreement.  The promissory notes were unsecured, due on demand, and bore interest at the Mexican prime rate plus 5% per annum.  At the signing of the definitive agreement on November 5, 2015, these promissory notes were cancelled and the amounts outstanding plus interest were applied to the cash payments schedule per the agreement.

Under its property agreement with Comstock Metals on the Corona Property, the Company will pay Comstock 50% of 1/7 of the Fesnillo PLC option agreements received in relation to Comstock’s 50% interest in the Corona Property as it is 1 of the 7 optioned by the Company to Fresnillo.

Golden Goliath owns two other significant properties outside of the Uruachic Camp.

The La Cruz Property is a silver exploration project located on the eastern edge of the Sierra Madre Belt.   La Cruz has several old mine workings and extensive old dumps, attesting to considerable past production.  However the property has been inactive for at least 75 years and there are no available records of production or previous exploration drilling.  La Cruz gained the attention of well-known international silver producer, Pan American Silver, and in September 2007, Golden Goliath signed an Option and Joint Venture Agreement with Pan American’s Mexican subsidiary.  Under the terms of the option agreement, Pan American Silver Corp’s Mexican subsidiary, Minera Corner Bay S.A. de C.V., had the right to earn a 60% interest in La Cruz by making cash payments totaling US$300,000 and spending US$450,000 on the property over a period of three years. Pan American also had the right to earn an additional 15% by completing a feasibility study.  This option was terminated after an initial drill program conducted by Corner Bay.

The other exploration property is the Chamizal Property.  This property differs from the others in that it is a lead, zinc, silver target and it lies outside of the Sierra Madre in central Chihuahua State.  This region hosts two lead, zinc, silver mines called Santa Eulalia and Naica.  Together these two deposits have produced 60 million tonnes of ore grading 15% combined lead-zinc and 150 grams silver per tonne.  The Chamizal Property is hosted in the same geological formation as the Santa Eulalia and Naica and also has the same style of alteration.  Chamizal also has old workings that were used to produce lead, zinc and silver, and as in Uruachic, these workings have never been drilled.

Figure No. 1

Mineral Property Location Map

San Diego
ARIZONA
NEW MEXICO
Tucson
El Paso
Nogales
TEXAS
SONORA
Hermosillo
CHIHUAHUA
Chihuahua
Chamizal
COAHUILA
Golden Goliath's
Uruachic Camp
LA CRUZ
Mochis
Culiacan
DURANGO
SINALOA
Durango
Sierra Madre Belt
Guadalajara
Mexico City

Under an agreement signed in May 2007 and amended in April 2011, the Company optioned to Comstock Metals Ltd. (“Comstock”) the right to earn up to a 75% and 60% interest respectively in the Corona and El Chamizal properties in exchange for Comstock spending $500,000 and $200,000 on the respective properties before February 8, 2014, and issuing 300,000 (300,000 common shares received) and 150,000 (25,000 common shares received) common shares respectively to the Company over a period of two years. In order to keep the option in good standing, Comstock paid $50,000 and issued an additional 200,000 common shares to the Company.  Comstock spent in excess of $1,000,000 at Corona and effective April 9, 2013 the Company and Comstock entered into a joint venture agreement to further explore the property whereby Comstock shall act as the operator. Subsequently, the Company was advised that Comstock no longer wishes to participate in the joint venture. At the time of the termination, Comstock had earned a 50% interest in the Corona Property. Comstock also advised the Company that it dropped the El Chamizal option and Golden Goliath retains a 100% interest in the El Chamizal Property.

Exploration costs on the Company’s properties for the 2014 and 2015 fiscal years are detailed below:

	San Timoteo Oro Leon Nueva Union La Reforma	Oteros La Esperanza La Hermosa	Bufalo La Barranca	Los Hilos Las Bolas El Manto Don Lazaro La Verde	Nopalera Flor de Trigo	Corona Beck El Chamizal El Canario La Cruz	Las Trojas La Gloria Todos los Santos Los Cantiles	Total

Balance, August 31, 2014	$ --	$ --	$ --	$ 2,056,505	$ 927,333	$ --	$ --	$ 2,983,838
Geology and mapping	198	--	--	340	--	--	--	538
Property taxes and passage rights	18,317	6,085	29,044	6,387	14,957	15,261	571	90,622
Salaries	634	--	--	--	--	--	--	634
Travel	287	--	--	51	--	--	--	338
Facilities and other	10,360	--	--	4,603	--	--	457	15,420
Write down	(29,796)	(6,085)	(29,044)	--	--	(15,261)	(1,028)	(81,214)
Balance, August 31, 2015	--	--	--	2,067,886	942,290	--	--	3,010,176

Incurred during the year
Geology and mapping	110	--	--	--	--	--	--	110
Property taxes and passage rights	36,843	17,222	93,396	18,087	30,139	45,358	1,615	242,660
Facilities and other	15,108	--	--	--	6,590	--	340	22,038
Option payment received	(25,001)	(17,222)	(93,396)	(314,300)	(171,706)	(43,140)	(1,615)	(666,380)
Write down	--	--	--	--	--	(2,218)	(340)	(2,558)
Balance, August 31, 2016	$ 27,060	$ --	$ --	$ 1,771,673	$ 807,313	$ --	$ --	$ 2,606,046

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

In October 2013, the Mexican government enacted significant changes to the mining tax and royalty regime which have significant impacts on the mining industry.  Currently, the Company’s property interests in Mexico are subject to annual property taxes of $240,000 per year. Under the property option agreement with Fresnillo, Fresnillo is responsible for approximately $200,000 of the annual taxes and the Company is responsible for approximately $40,000 on its claims which are not optioned to Fresnillo.

Fiscal 2016 Property Acquisition and Exploration

During Fiscal 2016 ended August 31, 2016, the Company conducted an exploration program on its 100% owned San Timoteo property. The program utilized the Company’s Terraspec machine to analyze clay materials property wide from existing drill core and other samples, including samples from the area of the 500 level of the San Martin adit. Different clay minerals form at different temperatures and can be used to differentiate different level in the epithermal system that deposited the mineralization. Base metals are deposited first in the deepest levels and are sometimes related to porphyry style mineralization. Porphyritic rocks have been encountered at San Timoteo and that potential may exist at greater depth. A successful goal of the program was to confirm that the Level 5 tunnel, which is the lowest old working on the property, is above the pale boiling level indicating greater potential at depth. The program will allow the Company to build a 3D model of clay mineralogy to aid in the planning of future drilling.

Previous exploration on San Timoteo property was concentrated in the area of the past producing San Martin mine on the eastern side of the property. The principal working at San Martin is the 500 level adit, which has a diameter of over 3 meters, making it the largest diameter old tunnel in the district. The 500 level is approximately 500 meters long and is also the only old working in the Uruachic District known to have used tracks. Previous detailed mapping and rock channel sampling revealed that there are three mineralized shoots exposed within San Martin. A zone of manto, or blanket, style mineralzation was also identified in this area. Additional non continuous sampling outside of this section also returned good values. The true thickness and grade of the blanket or manto style mineralization is not certain due to limited exposure. Direct modelling of the three shoots dimensions and grades below the 500 level is uncertain due to the lack of drill data in the specific areas, but relatively nearby drill holes do show significant mineralization. Potential for deeper, porphyry-related copper and gold mineralization was also identified.

Based on the results of the 2016 exploration program the Company’s geological team has been working on designing a follow up drill program.  This program would involve a review and interpretation of existing geochemical, geophysical and geological data in light of the new clay mineralogy work, followed by a total of 18 drill holes totaling approximately 5,100 meters.  Six of the proposed holes would be from underground, within the San Martin tunnel and a further 12 holes from surface. The proposed program would cost a minimum of $1 million. The Company is monitoring market conditions, which are improving, and investigating the feasibility of raising the required funds.

Fresnillo continued its exploration work on the 7 properties optioned from the Company and, subsequent to the year-end, an option payment of US$100,000 was received by the Company.

The Company had working capital (deficit) of ($305,049) at August 31, 2016 compared to a deficit of ($393,239) at August 31, 2015.  The Company’s cash position at August 31, 2016 was $57,880.

Other than property taxes on its claims which have not been optioned to Fresnillo of approximately $40,000 per year, the Company does not have any capital resource commitments. The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

Fiscal 2015 Property Acquisition and Exploration

During Fiscal 2015 ended August 31, 2015, no significant field work was conducted on the Company’s properties.  Presentations about the Company’s properties as well as field tours and discussions about possible options and/or partnerships were conducted.  The Company looks to advance the properties by way of partnerships, strategic alliances and possible future equity financings depending on market conditions.

Golden Goliath personnel conducted site visits by other parties on several of the Company’s properties in the Uruachic district.  No significant new work was conducted on the Company’s other properties.

During the second fiscal quarter ended February 28, 2015, discussions with a major company regarding possible option agreements were initiated and continued into the due diligence phase.

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

Fiscal 2014 Property Acquisition and Exploration

First Quarter 2014

Overall Performance

During the first fiscal quarter, ending November 30, 2015, exploration activities of the Company were focused on the report compilation and writing stage from the program of underground rehabilitation, mapping, and sampling on the San Timoteo property that had been ongoing throughout the preceding quarters.  Cost cutting measures were implemented company-wide in 2013 due to market conditions and no new field work was initiated on the Company’s other properties.  The Company looks to advance the properties by way of partnerships, strategic alliances and possible future equity financings depending on market conditions and seeking out these opportunities was done during the first quarter and is ongoing.

San Timoteo Property

The exploration program on the San Timoteo property was concentrated in the area of the past producing San Martin mine. Numerous sub levels were opened for the first time since the mine shut down, believed to be around the time of the Mexican Revolution.  This was followed by surveying, detailed geological and structural mapping, clay mineralogy analysis and structural setting studies. The detailed rock sampling on many levels showed the presence of several high grade ore shoots along the 500 meter trend of the main level.  The depth extension and dimensions of these shoots needs to be determined, as well as grades at depth. This work was conducted on a low cost basis, without the use of mechanized equipment and expensive sub-contractors, in accordance with the Company’s cost-cutting measures.  The Company’s ability to do this stems from the property’s location adjacent to the town of Uruachic, which is a source of excellent local labor.  The Uruachic district is a nested caldera complex, which is one of several associated with other producing mines in the northern region of the Sierra Madre Occidental geologic province.  Some of these are well known, large regional structures, such as the Ocampo caldera.  The Uruachic complex lies to the southeast of the Ocampo caldera.  Calderas that are not excessive in geological age often have a circular topographical expression. The local structural setting analysis of the northern portion of the Uruachic area, where the San Timoteo property lies, showed that the San Martin workings lie on the edge of a smaller circular feature, within the complex, at the point of intersection with linear features interpreted to be faults.  This is viewed as a favorable setting for the development of caldera related mineral deposits.  The program also involved revisiting data from old drill holes that were completed further to the west, away from the San Martin workings.  Potential for deeper, porphyry-related copper and gold mineralization was identified.  The Company is pleased with the results of this work.  Further refinements to the main report and additional data plotting and 3D-modeling, carried on into the following quarter and is still ongoing.

Other Properties

During the quarter ending November 30, 2015 no significant new work was conducted on the Company’s other properties.

Second Quarter 2014

Overall Performance

During the second fiscal quarter, ending February 28, 2014, exploration activities of the Company were focused on refining the plans and sections highlighting the area 500-level adit and the area beneath it in the old San Martin mine.  This was the completion of the program of underground rehabilitation, mapping, and sampling on the San Timoteo property that had been ongoing throughout the preceding quarters.  Cost cutting measures were implemented company-wide in 2013 and 2014 due to market conditions.  The Company has parties interested in possible option agreements and conducted several tours of certain properties, including Las Bolas. A small program of rehabilitation was initiated in March on the El Manto tunnel, which is located on the western side of the Las Bolas property, in order to further facilitate this review.  The Company looks to advance the properties by way of partnerships, strategic alliances and possible future equity financings depending on market conditions.

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

Other Properties

During the quarter ending February 28, 2014, no significant new work was conducted on the Company’s other properties.

Third Quarter 2014

Overall Performance

During the third quarter ending May 31, 2014, cleaning and rehabilitation work continued at the El Manto tunnel on the Company’s Las Bolas property.  Presentations about the Company’s properties as well as field tours and discussions about possible options and/or partnership agreements also continued.  Cost cutting measures continued company-wide due to market conditions.  The Company looks to advance the properties by way of partnerships, strategic alliances and possible future equity financings depending on market conditions.

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

Other Properties

During the quarter ending May 31, 2014, Golden Goliath personnel conducted site visits by other parties on several of the Company’s properties in the Uruachic district.  No significant new work was conducted on the Company’s other properties.

Fourth Quarter 2014 and Fiscal Year

Overall Performance

During the year ended August 31, 2014 no significant field work was conducted on the Company’s properties. Presentations about the Company’s properties as well as field tours and discussions about possible options and/or partnerships were conducted.

Cost cutting measures continued company-wide due to market conditions.  The Company looks to advance the properties by way of partnerships, strategic alliances and possible future equity financings depending on market conditions.

Other Properties

During the year ended August 31, 2014, Golden Goliath personnel conducted site visits by other parties on several of the Company’s properties in the Uruachic district.  No significant new work was conducted on the Company’s other properties.

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

Golden Goliath’s executive offices are located in rented premises of approximately 700 sq. ft. at Suite 910, 688 West Hastings Street, Vancouver, British Columbia Canada V6B 1P1.  Golden Goliath began occupying these facilities in August 2016.  Monthly rent is $1,000 and is occupied on a month-to-month basis.

All of the Company’s current mineral exploration properties except two (Chamizal and La Cruz) are located in close proximity to each other within the historic mining district of Uruachic in Chihuahua, Mexico.  Golden Goliath has a 100% interest in 10,000 hectares (25,000 acres) in the district, subject to a JV agreement with Comstock (50% interest) on the Corona property and an option agreement with Fresnillo PLC, who can earn up to a 100% interest in seven of the Company’s Uruachic properties. Under the terms of the agreement, Fresnillo may earn a 100% interest (subject to a 1% net smelter royalty half of which may be purchased for US$500,000) in the La Reforma, Nueva Union, Oteros, Las Bolas, Nopalera, La Barranca and Corona properties by making cash payments totaling US$3,000,000 over three years and by paying all mining rights (property taxes) and conducting all assessment work required to keep the properties in good standing.  The Company will keep an undivided 100% interest in its principal property in the District, San Timoteo, where work has been focused for the last several years.

Mineral Properties

The Company has a 100% interest (except for a 50% interest in the Corona Property) in claims grouped into seven properties totaling 20,794 acres within the Uruachic Mining District.  The Company also owns two other significant properties outside of the Uruachic Camp.  One, La Cruz, is a silver property located on the eastern edge of the Sierra Madre Belt.  The other exploration property that Golden Goliath owns is Chamizal; this property differs from the others in that it is a lead, zinc, silver target and it lies outside of the Sierra Madre in central Chihuahua State.

Uruachic Mining Camp Properties

The Company originally acquired a 100% interest in the seven Uruachic Mining Camp properties and the Chamizal Property, partially as a result of a default on a promissory held by Golden Goliath from Minera Uruachic S.A. de C.V. (“Minera Uruachic”).  Minera Uruachic originally purchased certain claims from local residents.  Minera Uruachic is a related company to Golden Goliath in that it is controlled by J. Paul Sorbara, the President/Director of Golden Goliath and Daniel Nofrietta Fernandez, a Director of Golden Goliath.

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

Corona Property.  The Corona property consists of six claims that total 850 hectares (2,100 acres): Corona, Corona II, Corona III, Corona Norte, Corona Sur and La Esperanza. Under and agreement originally signed in May 2007, and later amended October 2007 and June 2010, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 and 150,000 shares respectively to the Company over a period of three years from when the company lists its shares on a stock exchange.  Comstock Metals Ltd. listed on the TSX Venture Exchange in August 2011.  The Company received notice from Comstock that it had spent in excess of $1,000,000 at Corona and, effective April 9, 2013, the Company and Comstock entered into a joint venture agreement to further explore the property whereby Comstock shall act as the operator.  The Company was to be responsible for 40% of all exploration costs going forward.  The Company was advised during 2014 that Comstock would no longer participate in the joint venture, as such, the Company is responsible for 100% of the costs associated with the Corona Property, and Comstock retains a 50% interest in the property.

Corona 3
Corona Norte
Corona
Corona 2
La Esperanza
Corona Sur

La Cruz Property.  The La Cruz property has one claim, called La Cruz covering 90.00 hectares which was staked by the Company in 2006.  Preliminary surface mapping was completed by Golden Goliath, along with underground mapping and sampling of some of the several old mine workings on the property.  The property gained the attention Pan American Silver, who conducted at least two property examinations.  La Cruz was then optioned to the Mexican subsidiary of Pan American.  An internal claim, called La Cruzada, was obtained directly by Pan American and was rolled into the agreement. The agreement has since been terminated with the La Cruz property being returned to the Company.

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

The La Cruz property is located in the central part of Chihuahua State, approximately 1.5 hours’ drive south-southwest of the city of Cuauhtemoc, and has good road access to within a few kilometers of the property.  The road follows an arroyo for the last few kilometers, but this section can easily be rehabilitated.  Geographic coordinates for the mojonera are Latitude 28º 02’ 52.14” and Longitude 107º 09’ 56.94”.

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

In May 2007 and amended April 2011, the Company optioned the Corona and El Chamizal properties to Comstock which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 400,000 (150,000 shares received) and 150,000 (25,000 shares received) shares respectively to the Company over a period of two years.  In order to keep the option in good standing, Comstock must also pay $50,000 (received) and issue 200,000 shares to the Company (received).  Comstock later advised the Company that it will no longer proceed with the El Chamizal option and has returned a 100% interest in the Property back to the Company.

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
LEGEND
Exploration Area
Active Mine

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended August 31, 2016, 2015 and 2014 should be read in conjunction with the financial statements of the Company and the notes thereto.

Selected Annual Data

	Year Ended August 31 2016	Year Ended August 31 2015	Year Ended August 31 2014
Sales Revenue	$0	$0	$0
Comprehensive Loss	($724,261)	($577,533)	($3,584,643)
Basic and Diluted (loss) EPS	($0.01)	($0.01)	($0.03)
Weighted Avg. No. Shares Outstanding	106,660,889	106,660,889	106,660,889
Working Capital	($305,049)	($393,239)	$161,225
Mineral Property Interests	$2,940,819	$3,344,949	$3,318,611
Shareholders Equity	$2,986,770	$3,010,154	$3,587,687
Total Assets	$3,069,029	$3,663,169	$3,702,306

Summary of Quarterly Results

Comprehensive Gain (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2016	($123,703)	($153,992)	$231,775	($678,341)
Fiscal 2015	($165,109)	($135,178)	($77,548)	($199,698)
Fiscal 2014	($189,641)	($213,754)	($152,431)	($3,028,817)

EPS (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2016	($0.00)	($0.00)	$0.00	($0.01)
Fiscal 2015	($0.00)	($0.00)	($0.00)	($0.01)
Fiscal 2014	($0.00)	($0.00)	($0.00)	($0.03)

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

Results from Operations

For the year ended May 31, 2016, the Company incurred a comprehensive loss of $724,261 compared to comprehensive loss of $577,533 for the prior year. The significant differences between these periods include:

•

Share-based compensation of $228,625 in the past year compared to nil in the prior year as the Company granted stock options the past year. While the Company granted the options at a premium to the market price, these charges are a result of mandatory accounting practices which require a calculation using the Black-Scholes option valuation model to expense stock options. As volatility is one variable in the calculation of this non cash charge, the large volatility of junior mining stocks has resulted in a large value to be expensed for stock options.

- 24 -

•

Wages and benefits decreased to $24,044 in the past year compared to $114,926 the prior year as the Company let go of most of its employees in the past year.

•

A realized loss on marketable securities of $75,134 compared to nil the prior year due to a loss on the value of marketable securities the Company sold.

•

A write-off of VAT and other receivables of $60,619 during the past year compared to nil the prior year due to the uncollectable nature of certain amounts due to the Company.

•

A write-down of mineral property exploration costs of $2,558 compared to $81,214 the prior year.

•

Office and general expenses decreased to $38,017 in the past year compared to $44,357 in the prior year as the Company had added costs in the prior year associated with closing the option agreement with Fresnillo PLC and commencing activities to conduct a small work program in 2016.

•

The Company recorded a gain on foreign currency exchanges of $19,870 compared to a gain in the prior year of $2,525 due to currency exchange rate fluctuations.

As of August 31, 2016, deferred mineral property exploration costs totaled $2,940,819 compared to $3,344,949 at August 31, 2015. The reduction in deferred property costs relate mainly to option payments received from Fresnillo and certain mineral property write-downs.

Fiscal 2016 Ended August 31, 2016 vs. Fiscal 2015

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

The Company had a working capital deficit of ($305,049) compared to a working capital deficit of ($393,239). The Company’s cash and short-term investment position at August 31, 2016 was $57,880. Subsequent to the fiscal year end, the Company received US$100,000 from Fresnillo under the property option agreement.

5.C.  Research and Development, Patents and Licenses, Trademarks, etc.

5.D.  Trend Information

No Disclosure Necessary.

5.E.  Off-Balance Sheet Arrangements

At August 31, 2016 and 2015, the Company had no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company had no “hard” contractual obligations at August 31, 2016.  However, under certain of its property acquisition agreements, the Company is committed to expend funds on exploration and/or make cash option payments and/or issue common shares to maintain or complete its option arrangements.  The Company is required to pay approximately $240,000 in taxes each year to the Mexican government for its mineral exploration properties.  Approximately $200,000 of such costs will be borne by Fresnillo PLC pursuant to their option agreement.

5.G.  Safe harbor.

      --- No Disclosure Necessary ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3

Directors and Senior Management

November 30, 2016

Name	Positions	Age	Date First Elected or Appointed
Ing. Daniel N. Fernandez (2)	Director	76	June 1998
Frank Hogel	Director	45	February 2014
Stephen Pearce (1)(3)	Director/CFO/Secretary	46	December 2000
Edward K. Sorbara (1)	Director	73	June 1998
J. Paul Sorbara (2)	Director/CEO/President	64	February 1997
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

Stephen Pearce has been the Corporate Secretary of the Company since December 11, 2000 and CFO and a Director of the Company since January 26, 2006.  He was graduated from York University in 1993 with a degree in Economics.  He received his law degree from the University of British Columbia in 1996.  He is an attorney specializing in junior mining companies.  Mr. Pearce serves as a Director and/or Officer of the following TSX Venture Exchange listed companies: Chief Financial Officer of Sable Resources Ltd. (since 2003); Chief Financial Officer, Corporate Secretary and Director of Wildflower Marijuana Inc. (since 2008), Director and Chief Financial Officer of Flying A Petroleum Ltd. (since 2012), Chief Financial Officer, Corporate Secretary and Director of Vanadiumcorp Resource Inc. (since 2013), a Director of Centenara Mining Corporation (since 2013) and a Director of Metallic Minerals Corp (since 2014).  As a director of the Company, Mr. Pearce participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

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

J. Paul Sorbara has been the President and CEO of the Company since 2/5/1997 and a Director of the Company since 5/10/1998.  He is a graduate of the University of Toronto where he received a Bachelor of Science Degree in 1976 and a Master of Science Degree in 1979.  He received the designation of Professional Geologist in 1991 from the Association of Professional Engineers and Geoscientists in British Columbia; and in 1985 the Geological Association of Canada awarded him the designation of Fellow of the Geological Association of Canada.  He also serves as the President of Minera Delta S.A. de C.V., a wholly owned subsidiary of Golden Goliath.  He owns a consulting firm, Sorbara Geological Consulting Ltd., but devotes very little time to that company. He is also a Director of Vanadiumcorp Resource Inc. since 2013. He devotes full time to his duties as the President of the Company.  As a director of the Company, Mr. Sorbara participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

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

6.B.  Compensation

Director Compensation

The Company has no formal program for compensating Directors for their service as directors.  There are no Director service contracts with the Company providing for benefits upon termination of employment.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  The Company’s directors also participate in the Company’s Stock Option Plan; During Fiscal 2016, 2,800,000 stock options (Fiscal 2015 – Nil; Fiscal 2014 – Nil) were granted to Directors.   No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management/Directors during Fiscal 2016 was $216,000 (Fiscal 2015 - $244,000; Fiscal 2014 - $209,020).  The following table details Senior Management/Director compensation paid/accrued for Fiscal 2016, 2015 and 2014.

Table No. 4
Director and Senior Management Compensation
Name and principal position	Year	Salary $	Share-based awards #	Option-based awards #	Non-equity incentive plan compensation		Pension value $	All other compensation $	Total compensation(3) $
					Annual incentive plans $	Long-term incentive plans $
J. Paul Sorbara, CEO/ President, Director(1)	2016 2015 2014	$120,000 120,000 120,000	N/A N/A N/A	800,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$ 120,000 120,000 120,000
Stephen Pearce, CFO/Secretary, Director	2016 2015 2014	$ 24,000 24,000 47,500	N/A N/A N/A	600,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$ 24,000 24,000 47,500
Daniel Fernandez Manager of Minera Delta S.A., Director	2016 2015 2014	$ 24,000 24,000 41,520	N/A N/A N/A	600,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$ 24,000 24,000 41,250
Frank Hogel Director	2016 2015 2014	Nil Nil Nil	N/A N/A N/A	400,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$ 24,000 Nil Nil	$ 24,000 Nil Nil
Edward Sorbara, Director	2016 2015 2014	Nil Nil Nil	N/A N/A N/A	400,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$ 24,000 Nil Nil	$ 24,000 Nil Nil
(1)									Mr. Sorbara’s “salary” is paid to Sorbara Geological Consulting Ltd., private company owned/controlled by him.
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

Options/SARs: Granted/Exercised/Cancelled During Most Recently Completed Fiscal Year

At the beginning of Fiscal 2016, the most recently completed fiscal year; there were no stock options outstanding.  During Fiscal 2016, 3,400,000 stock options were granted to Senior Management, Directors, and employees/consultants; all stock options vested upon granting.  During Fiscal 2016, no SARs (stock appreciation rights) were granted.  During Fiscal 2016: no stock options were exercised, expired, or cancelled.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Tables No. 4/5 for information about stock options.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2017 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

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

6.C.1.  Terms of Office.  Refer to ITEM 6.A and ITEM 6.C.

6.C.2.  Directors’ Service Contracts.  No Disclosure Necessary

6.C.3.  Board Independence

The Board of Directors has adopted standards for determining whether a director is independent from management.  The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment.  The Board of Directors has affirmatively determined, based on its standards, that the Messrs.  Frank Hogel and Edward Sorbara are independent.

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2016, the Board of Directors held two scheduled meetings.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholder.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted September 1, 2006.  The current members of the Audit Committee are: Stephen Pearce, Frank Hogel (independent), and Edward Sorbara (independent).  The Audit Committee met once during Fiscal 2016 and once in Fiscal 2017-to-date, but regularly communicate informally throughout the year.

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

6.C.5.  Code of Ethics

The Board has adopted “Code of Business Contact and Ethics” addressing various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure Directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2016 and Fiscal 2017-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of November 30, 2016, the Company had no full-time employees and four part-time unpaid employees/consultants, including the Senior Management; one of these employees are engaged in mineral exploration/development.  As of August 31, 2016, the Company had no employees (August 31, 2015 – Nil; August 31, 2014 – four employees), including the Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

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

Table No. 5

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

November 30, 2016

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #
Common	Concept Capital Management Ltd. (1)	14,444,444	13.5%
	5% Shareholder Subtotal	14,444,444	13.5%
Common	J. Paul Sorbara (2)	1,729,970	1.61%
Common	Daniel Fernandez (3)	1,667,000	1.55%
Common	Edward Sorbara (4)	761,625	0.71%
Common	Stephen Pearce (5)	680,000	0.63%
Common	Frank Hogel (6)	400,000	0.37%
	Directors and Senior Management Subtotal	5,238,595	4.79%
	TOTAL	19,683,039	15.89%

(1)	Concept Capital Management Ltd. is a private investor based out of Majuro, Marshall Islands.
(2)

855,500 common shares are held indirectly through Sorbara Geological Consulting Limited, a private company control by Mr. Sorbara. 800,000 of these shares are represented by currently exercisable stock options.

(3)	600,000 of these shares are represented by currently exercisable stock options.
(4)	400,000 of these shares are represented by currently exercisable stock options.
(5)	600,000 of these shares are represented by currently exercisable stock options.
(6)	400,000 of these shares are represented by currently exercisable stock options.

#  Based on 106,660,889 common shares outstanding at November 30, 2016, and stock options held by each beneficial holder exercisable within sixty days.

Stock Options

Incentive stock options are granted by the Company in accordance with the rules and policies of the TSX Venture Exchange, the Business Corporations Act (British Columbia), including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted its current formal written stock option plan (the “Stock Option Plan”) on February 5, 2006 and it is renewed annually at the Company’s shareholder meeting each year.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 6 as of November 30, 2016, as well as the number of options granted to Directors and all employees as a group.

Table No. 6

Stock Options Outstanding

November 30, 2016

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

J. Paul Sorbara, President, CEO and Director	800,000	800,000	$ 0.085	July 20, 2021

Stephen Pearce, CFO, Corporate Secretary and Director	600,000	600,000	0.085	July 20, 2021

Daniel Fernandez, Director	600,000	600,000	0.085	July 20, 2021

Frank Hogel, Director	400,000	400,000	0.085	July 20, 2021

Edward Sorbara, Director	400,000	400,000	0.085	July 20, 2021

Employees/Consultants	600,000	600,000	0.085	July 20, 2021

Total Officers and Directors	2,800,000	2,800,000

Total Employees/ Consultants	600,000	600,000

Total Officers/Directors/ Employees and Consultants	3,400,000	3,400,000

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

	Common Shares Owned at November 30, 2016	Common Shares Owned at November 30, 2015	Common Shares Owned at November 30, 2014
Concept Capital Management Ltd.	14,444,444	14,444,444	14,444,444

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Share Ownership.  On November 30, 2016, the Company’s shareholders’ list showed 106,660,889 common shares outstanding, with 39 registered shareholders, including depositories.  13 of these shareholders were resident in Canada, holding 101,732,550 common shares (representing about 95.4% of the issued/outstanding shares); 25 registered shareholders were resident in the United States, holding 3,828,339 common shares (representing about 3.6%); and 1 registered shareholder were resident in other countries, holding common 1,100,000 shares (representing about 1.0%).

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

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides services to the Company including providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require. These costs to Hastings Management are divided between several public and private companies and not all the costs of each category is paid by any one company. As such, while most companies charge these expenses individually to the income statement the Company reduces these costs by sharing them with other companies. Hastings Management estimates the percentage of time spent on any one company in any given period and it is charged proportionately.  Richard Hughes, a former Director of Golden Goliath, owns Hastings Management.  During the Fiscal 2016 Ended August 31, 2016, Hastings Management charged the Company $nil (Fiscal 2015 - $nil; Fiscal 2014 - $17,603) for these services.

J. Paul Sorbara’s “annual compensation” is paid to Sorbara Geological Consulting Ltd., private company owned and controlled by him.  During Fiscal 2016, this firm was paid $120,000 (2015 - $120,000; 2014 - $120,000).

During Fiscal 2016 ended August 31, 2016, the Company paid $24,000 (2015 - $24,000; 2014 - $41,520) in wages and benefits to Daniel Fernandez, Manager of Minera Delta S.A. and a Director.

During Fiscal 2016 ended August 31, 2016, the Company paid $24,000 (2015 - $24,000; 2014 - $47,500) in consulting fees to Stephen Pearce, CFO/Secretary/Director.

Due from Related Parties at August 31, 2016 included $3,821 (2015 - $30,572; 2014 - $39,091) due from a company controlled by a director.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since August 31, 2016, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Morgan & Company LLP, Chartered Professional Accountants are included herein immediately preceding the financial statements.

Audited Financial Statements

Fiscal 2016/2015/2014 Ended August 31st

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

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares began public trading on October 16, 2001.  The current stock symbol on the TSX Venture Exchange in Canada is “GNG”.  The CUSIP number is 381059104.

The following table lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last nine fiscal quarters, and the last five fiscal years.

Table No. 6

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

Period Ended	High	Low	Closing
Monthly
11/30/2016	$0.07	$0.05	$0.05
10/31/2016	$0.08	$0.06	$0.06
9/30/2016	$0.09	$0.07	$0.07
8/31/2016	$0.10	$0.06	$0.06
7/31/2016	$0.11	$0.06	$0.10
6/30/2016	$0.14	$0.03	$0.06
Quarterly
11/31/2016	$0.09	$0.05	$0.05
8/31/2016	$0.14	$0.03	$0.06
5/31/2016	$0.05	$0.02	$0.04
2/29/2016	$0.03	$0.01	$0.03
11/30/2015	$0.02	$0.01	$0.01
8/31/2015	$0.01	$0.01	$0.01
5/31/2015	$0.01	$0.01	$0.01
2/28/2015	$0.01	$0.01	$0.01
11/30/2014	$0.03	$0.01	$0.02
8/31/2014	$0.04	$0.03	$0.03
5/31/2014	$0.05	$0.03	$0.03
2/28/2014	$0.05	$0.03	$0.04
11/30/2014	$0.03	$0.01	$0.02
Yearly
8/31/2016	$0.14	$0.01	$0.06
8/31/2015	$0.05	$0.01	$0.01
8/31/2014	$0.05	$0.03	$0.03
8/31/2013	$0.20	$0.04	$0.04
8/31/2012	$0.30	$0.13	$0.20

The Company’s common shares began trading on the Frankfurt Stock Exchange on January 14, 2004 under the trading symbol of “GGZ.F”.  Prices ranged from €0.002 to €0.50; the closing price on 11/30/2015 was €0.03

The Company’s common shares began trading on the Munich Stock Exchange on January 17, 2006 under the trading symbol of “GGZ.MU”.  Prices ranged from €0.002 to €0.47; the closing price on November 30, 2016 €0.04.

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

Stock Options

As of November 30, 2016 there were 3,400,000 stock options outstanding.

Refer to ITEM #6E and Tables No. 4/5 for additional information.

Warrants

As of November 30, 2016, there were no share purchase warrants outstanding.

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

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

       --- Not Applicable ---

10.B.  Memorandum and Articles of Association

Refer to discussion in Form 20-F Registration Statement and amendments for more information about the Company’s articles.

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

688 West Hastings Street – Suite 910 Vancouver, BC, Canada V6B 1P1

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as August 31, 2016.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of August 31, 2016, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (1992), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of August 31, 2016.

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

ITEM 16B.  CODE OF ETHICS

The Board has adopted “Code of Business Contact and Ethics” addressing various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2016 and Fiscal 2017-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

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

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Morgan & Company LLP, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of Morgan & Company LLP for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2016 Ended August 31, 2016	Fiscal 2015 Ended August 31, 2015
Audit Fees	$20,000	$20,000
Audit-Related Fees	$nil	$nil
Tax Fees	$nil	$nil
All Other Fees	$nil	$nil
TOTAL	$20,000	$20,000

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 16F.  CHANGE IN REGISTRANTS’S CEERTIFYING ACCOUNTANT

ITEM 16G.  CORPORTE GOVERNANCE

ITEM 16H.  MINE SAFETY DISCLOSURE

           --- No Disclosure Necessary ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

          --- No Disclosure Necessary ---

ITEM 18.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards.

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The auditors’ report of Morgan & Company LLP, Chartered Professional Accountants, is included herein immediately preceding the financial statements.

ITEM 19.  EXHIBITS

1.

Notice of Articles and Articles of Incorporation as currently in effect:

Incorporated by reference to Form 20-F Registration Statement, as amended

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

Filed 7-22-2009 with Form 20-FA for Fiscal 2008 Ended August 31, 2008

b.

Letter Agreement regarding the Corona and El Chamizal Properties, dated October 10, 2007;

Filed 7-22-2009 with Form 20-FA for Fiscal 2008 Ended August 31, 2008

c.

Earn-in and Shareholders Agreement with Agnico-Eagle Mines Limited, dated December 8, 2011

d.

Definitive Property Option Agreement with Fresnillo PLC, dated November 5, 2015

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

15.

(a) Any additional exhibits you wish to file as part of the registration statement or report, clearly marked to indicate their subject matter:

--- No Disclosure Necessary---

(b) any document or part of a document incorporated by reference in this filing if it is not otherwise required Additional Exhibits:

---Incorporated by reference to Form 20-F Registration Statement, as amended and Form 6-K’s ---

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT OF

REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Golden Goliath Resources Ltd.

(An exploration stage company)

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Golden Goliath Resources Ltd., which comprise the consolidated statements of financial position as at August 31, 2016 and 2015, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the three year period ended August 31, 2016, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Golden Goliath Resources Ltd. as at August 31, 2016 and 2015, and its financial performance and its cash flows for each of the years in the three year period ended August 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Vancouver, Canada

December 28, 2016	Chartered Professional Accountants

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

	AUGUST 31,	AUGUST 31,
	2016	2015

ASSETS
Current Assets
Cash	$57,880	$99,235
Marketable securities (Note 5)	-	10,625
Accounts receivable (Note 6)	2,228	17,762
Due from related parties (Note 14)	3,821	30,572
Prepaid expenses	37,423	21,908
Total Current Assets	101,352	180,102

Non-current Assets
Value-added taxes recoverable	170	96,484
Exploration and evaluation assets (Notes 7 and 16)	2,940,819	3,344,949
Property and equipment (Note 8)	26,688	41,634

Total Assets	$3,069,029	$3,663,169

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$19,450	$13,485
Due to related parties (Note 14)	386,951	231,602
Promissory notes payable (Note 7)	-	328,254
Total Current Liabilities	406,401	573,341

Non-current Liabilities
Employment benefit obligations	73,347	79,674

Total Liabilities	479,748	653,015

EQUITY
Share capital (Note 9)	26,044,652	26,044,652
Share-based payments reserve	2,986,770	2,758,145
Accumulated other comprehensive loss (Note 5)	-	(72,638)
Deficit	(26,442,141)	(25,720,005)
Total Equity	2,589,281	3,010,154

Total Liabilities And Equity	$3,069,029	$3,663,169

Going Concern (Note 1)
These consolidated financial statements were authorized for issue by the Board of Directors on December 28, 2016. They are signed on behalf of the Company by:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31,
	2016	2015	2014
Expenses
Amortization	$14,946	$35,482	$22,473
Automobile	-	-	2,580
Consulting (Note 14)	88,818	107,500	52,542
Foreign exchange gain	(19,870)	(2,525)	(2,910)
Investor relations	350	947	23,578
Management fees (Note 14)	120,000	120,000	120,000
Office and general (Note 14(a))	38,017	44,357	108,393
Professional fees	47,662	29,689	58,254
Rent and utilities (Note 14 (d))	22,536	28,430	31,863
Share-based compensation (Note 14)	228,625	-	-
Transfer agent and filing fees	16,292	15,837	5,674
Travel	2,342	2,941	16,249
Wages and benefits (Note 14)	24,044	114,926	248,248
Loss Before Other Income (Expenses)	(583,762)	(497,584)	(686,944)

Other Income (Expenses)
Realized loss on marketable securities (Note 5)	(75,134)	-	-
Gain on sale of property and equipment	-	-	4,615
Write-off of VAT and other receivables	(60,619)	-	-
Write down of mineral property exploration costs	(2,558)	(81,214)	(2,883,086)
Other income	9	3,390	12,741
Interest Income	-	-	4,156
Net Loss For The Year	(722,136)	(575,408)	(3,548,518)

Other Comprehensive Loss
Unrealized (loss) on marketable securities	(2,125)	(2,125)	(36,125)
	(2,125)	(2,125)	(36,125)
Comprehensive Loss For The Year	$(724,261)	$(577,533)	$(3,584,643)

Loss Per Share – Basic and Diluted	$(0.007)	$(0.005)	$(0.034)

Weighted Average Number Of Shares Outstanding – Basic and diluted	106,660,889	106,660,889	106,660,889

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

(Expressed in Canadian Dollars)

	COMMON SHARES		SHARE-BASED PAYMENTS RESERVE	ACCUMULATED OTHER
	WITHOUT PAR VALUE
	SHARES	AMOUNT		COMPREHENSIVE INCOME(LOSS)	DEFICIT	TOTAL EQUITY
Balance, August 31, 2013	106,660,889	26,044,652	2,758,145	(34,388)	(21,596,079)	7,172,330
Other comprehensive loss	-	-	-	(36,125)	-	(36,125)
Net loss for the year	-	-	-	-	(3,548,518)	(3,548,518)
Balance, August 31, 2014	106,660,889	26,044,652	2,758,145	(70,513)	(25,144,597)	3,587,687

Other comprehensive loss	-	-	-	(2,125)	-	(2,125)
Net loss for the year	-	-	-	-	(575,408)	(575,408)
Balance, August 31, 2015	106,660,889	26,044,652	2,758,145	(72,638)	(25,720,005)	3,010,154

Share-based compensation	-	-	228,625	-	-	228,625
Other comprehensive income	-	-	-	(2,125)	-	(2,125)
Realized other comprehensive income	-	-	-	74,763	-	74,763
Net loss for the year	-	-	-	-	(722,136)	(722,136)
Balance, August 31, 2016	106,660,889	$26,044,652	$2,986,770	$-	$(26,442,141)	$2,589,281

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31,
	2016	2015	2014

Operating Activities
Net loss for the year	$(722,136)	$(575,408)	$(3,548,518)
Adjustments to reconcile loss to net cash used in operating activities:
Accrual of management fees	162,000	-	-
Amortization	14,946	35,482	22,473
Gain on sale of property and equipment	-	-	(4,615)
Interest income	-	-	(4,156)
Share-based compensation	228,625	-	-
Write-off of VAT and other receivables	60,691
Write down of mineral property exploration costs	2,558	81,214	2,883,086
Realized loss on marketable securities	75,134	-	-
Non-operating effects of holding foreign currency cash balances	3,389	(702)	1,023
Change in non-cash operating assets and liabilities:
VAT and other receivables	51,157	8,844	(18,075)
Due from related parties	26,751	8,519	(2,970)
Prepaid expenses	(15,515)	4,333	826
Accounts payable and accrued liabilities	5,965	(31,795)	(101)
Due to related parties	(6,651)	231,602	-
Employment benefit obligations	(6,327)	10,335	7,120
Cash Provided By (Used In) Operating Activities	(119,413)	(227,576)	(663,907)

Investing Activities
Expenditures on mineral properties	(264,808)	(107,552)	(317,259)
Proceeds from redemption of short term investments	-	-	780,000
Purchase of property and equipment	-	-	(2,556)
Interest income	-	-	8,108
Proceeds on sale of marketable securities	8,129	-	-
Proceeds on sale of mineral property interest	666,380	-	-
Proceeds on sale of property and equipment	-	-	4,615
Cash (Used In) Provided By Investing Activities	409,701	(107,552)	472,908

Financing Activities
Proceeds received from (Repayment of) promissory note payable	(328,254)	328,254	-
Cash (Used In) Provided By Financing Activities	(328,254)	328,254	472,908

Gain (loss) from holding foreign currency cash balances	(3,389)	702	1,023

Decrease In Cash	(41,355)	(6,172)	(192,022)

Cash, Beginning Of Year	99,235	105,407	297,429

Cash, End Of Year	$57,880	$99,235	$105,407

Supplementary Cash Flow Disclosure And Non-Cash Investing And Financing Activities:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

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

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the financial statements. The Company has incurred operating losses since inception, has no source of operating cash flow, minimal income from short-term investments, continues to rely on the cooperation of its related parties, and there can be no assurances that sufficient funding, including adequate financing, will be available to complete the exploration of its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success. These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the financial statements.

2.

BASIS OF PRESENTATION

a)

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

(Expressed in Canadian Dollars)

2.

BASIS OF PRESENTATION (Continued)

c)

Foreign Currencies

The Company’s reporting currency and functional currency is the Canadian dollar.  The functional currency of the Mexican subsidiary is the Canadian dollar. Transactions in United States (“US”) and Mexican (“MXN”) foreign currencies have been translated into Canadian dollars as follows:

•

Monetary items at the rate prevailing at the statement of financial position date;

•

Non-monetary items are measured at historical cost at the exchange rate in effect at the date of the transaction;

•

Revenues and expenses are translated at the exchange rate in effect at the date of the transaction; and

•

Gains or losses arising on foreign currency translation are included in the consolidated statements of operations and comprehensive loss.

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

Critical Accounting Estimates

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

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

(Expressed in Canadian Dollars)

2.

BASIS OF PRESENTATION (Continued)

d)

Significant Accounting Judgments and Estimates (Continued)

Critical Judgments Used in Applying Accounting Policies

Determination of going concern assumption

The preparation of these consolidated financial statements requires management to make judgments regarding the applicability of going concern assumption to the Company as discussed in Note 1.

Determination of Cash Generating Units

In performing impairment assessments, assets are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Management is required to exercise judgment in identifying these cash generating units.

Determination of functional currency

The functional currency for the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

(Expressed in Canadian Dollars)

2.

BASIS OF PRESENTATION (Continued)

Decommissioning liabilities

Judgment is required to determine if there are legal or constructive obligations to incur restoration, rehabilitation and environmental costs when there is an environmental disturbance caused by exploration, development or ongoing production of an exploration and evaluation asset. When it is determined that an obligation exists, a provision is recognized. The provision for decommissioning liabilities depends on estimates of current risk-free interest rates, future restoration and reclamation expenditures and the timing of those expenditures.

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

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)

Cash

Cash includes cash on hand, cash held in trust and demand deposits.

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

Exploration and evaluation assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, which management has determined to be indicated by a feasibility study, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

As the Company currently has no operational income, any incidental revenues, including option payments, earned in connection with exploration stage activities are applied as a reduction to capitalized exploration costs with any excess accounted for as a gain on disposal.

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

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The impairment test is generally carried out on the asset’s cash-generating units (CGU’s), which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.  The Company has determined that each exploration and evaluation property is its own CGU as it is expected they will have separately definable cash inflows. At a later stage, if cash inflows change, the Company may group individual properties into one CGU. In the current year the Company grouped all properties in the Fresnillo agreement (Note 7) into one CGU.

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

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

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

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

l)

Income Taxes (Continued)

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

The Company has no material restoration, rehabilitation and environmental costs as any disturbance to date is minimal.

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

b)

Revenue from Contracts with Customers

On May 28, 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”.  The new standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue:  at a point in time or over time.  The model features a contract-based five step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced which may affect the amount and/or timing of revenue recognized.  The new standard is effective for fiscal years beginning on or after January 1, 2018 and is available for early adoption.

The Company is currently evaluating the impact of IFRS 15 on its financial statements and expects to apply the standard in accordance with its future mandatory effective date.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

(Expressed in Canadian Dollars)

3.

RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

c)

Investments in Associates and Joint Ventures

IAS 28, “Investments in Associates and Joint Ventures”, has been amended for conforming changes based on the issuance of IFRS 10, Consolidated Financial Statements, and IFRS 11, Joint Arrangements.  The Company does not anticipate this amendment to have a significant impact on its financial statements.

d)

Intangible Assets

On May 12, 2014, the IASB issued amendments to IAS 38 “Intangible Assets”.  The amendments in IAS 38 introduce a rebuttable presumption that a revenue-based amortization method for intangible assets is inappropriate.  This presumption could be overcome only when revenue and consumption of the economic benefits of the intangible asset are highly correlated or when the intangible asset is expressed as a measure of revenue.

The Company intends to adopt the amendments to IAS 38 in its financial statements for the annual period beginning on September 1, 2016.  The extent of the impact of adoption of the amendments has not yet been determined.

5.

MARKETABLE SECURITIES

Marketable securities consist of $Nil (2015 – 425,000) common shares of Comstock Metals Ltd. with a fair value of $Nil (2015 - $10,625).

Marketable securities are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the investment is derecognized or impaired, at which time the gain (loss) would be recorded in net income.

In the year ended August 31, 2016, the Company sold the remaining shares in Comstock Metals Ltd. The entire amount in accumulated other comprehensive income (AOCI) was due to the net unrealized gains and losses from the initial acquisition of the shares in Comstock Metals Ltd. Accordingly upon the final sale of these shares, the Company recorded a realized loss of $75,134 (2015 - $Nil) and recorded a reclassification adjustment of $74,763 in AOCI.

6.

ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	AUGUST 31
	2016	2015

Sales taxes recoverable	$ 1,566	$ 2,857
Other receivable	662	14,905
	$ 2,228	$ 17,762

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

(Expressed in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 16.  Property payments made on the Company’s mineral property interests are included in the property descriptions below.  Acquisition costs paid through August 31, 2016 and 2015 are as follows:

	2016	2015

San Timoteo, Oro Leon, Nueva Union, La Reforma	$69,257	$69,257
Los Hilos, Las Bolas, El Manto, Don Lazaro, La Verde	187,123	187,123
Nopalera, Flor de Trigo	78,393	78,393
Total acquisition costs	334,773	334,773
Exploration and evaluation assets (Note 16)	2,606,046	3,010,176
Total exploration and evaluation assets	$2,940,819	$3,344,949

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

During the year ended August 31, 2016, $29,618 (2015 - $81,214) in deferred expenditures related to certain mineral claims were written down. These write-downs were mainly related to the Company’s San Timoteo/Corona (2015 – San Timoteo/Bufalo) Property.  A number of other smaller claims were written off which the Company will continue to hold but which are not viewed as priorities. Management does not currently intend to conduct any exploration activities on these non-core claims in the next year.

On November 5, 2015, the Company signed a definitive agreement with Fresnillo PLC (“Fresnillo”) granting Fresnillo an option over certain of the Company’s properties in the Uruachic mining camp. Under the terms of the agreement, Fresnillo may earn a 100% interest (subject to a 1% net smelter royalty half of which may be purchased for US$500,000) in the La Reforma, Nueva Union, Oteros, Las Bolas, Nopalera, La Barranca and Corona properties by making cash payments totaling approximately US$3,000,000 over 3 years and by paying all mining rights (property taxes) and conducting all assessment work required to keep the properties in good standing. As part of the US$3,000,000 in payments, approximately US$700,000 is due in regular instalments over 3 years in return for granting Fresnillo the right to perform exploration and assessment work to evaluate the properties. If at the end of the evaluation period they wish to continue with the acquisition of a 100% interest, a payment of US$2,300,000 is required. Fresnillo has the right to terminate this agreement at any time during the exploration period with no further payments required.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

(Expressed in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS (Continued)

As at August 31, 2016, $666,380 in payments have been received. This includes the first two required payments for the exploration rights plus reimbursement of certain exploration costs incurred by the Company. Approximately US$400,000 is due, in six month intervals, from the exploration rights at year-end in addition to the final US$2,300,000 payment.

During the year ended August 31, 2015, pursuant to a letter of intent dated July 14, 2015, Fresnillo advanced $328,254 (4,154,580 Mexican pesos) to the Company through two promissory notes in order to initiate negotiations to sign the definitive agreement.  The promissory notes were unsecured, due on demand, and bore interest at the Mexican prime rate plus 5% per annum.  At the signing of the definitive agreement on November 5, 2015, these promissory notes were cancelled and the amounts outstanding plus interest were applied to the cash payments schedule per the agreement.

The Company will keep an undivided 100% interest in its principal property in the District, San Timoteo, where work has been focused for the last several years. In the event that the Company’s plans change , Fresnillo has been granted a right of first refusal over this property.

8.

PROPERTY AND EQUIPMENT

	EQUIPMENT	VEHICLES	LAND	TOTAL
COST
Balance August 31, 2015 and 2014	$157,324	$90,815	$18,917	$267,056
Disposals*	-	(77,044)	-	(77,044)
Balance August 31, 2016	$157,324	$13,771	$18,917	$190,012
ACCUMULATED AMORTIZATION
Balance August 31, 2014	$116,245	$73,695	$-	$189,940
Amortization	18,362	17,120	-	35,482
Balance August 31, 2015	$134,607	$90,815	$-	$225,422
Amortization	14,946	-	-	14,946
Disposals*	-	(77,044)	-	(77,044)
Balance August 31, 2016	$149,553	$13,771	$-	$163,324
CARRYING AMOUNTS
As at August 31, 2015	$22,717	$-	$18,917	$41,634
As at August 31, 2016	$7,771	$-	$18,917	$26,688

*Due to reduced activities in Mexico, the Company has removed fully depreciated vehicles that are no longer in use.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

(Expressed in Canadian Dollars)

9.

SHARE CAPITAL AND RESERVES

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

As at August 31, 2016, the Company had 106,660,889 (2015 – 106,660,889) common shares issued and fully paid.

Warrants

As at August 31, 2016, there are no outstanding share purchase warrants. On March 26, 2016, the following share purchase warrants issued on March 28, 2013 in connection with private placements expired unexercised.

NUMBER OF WARRANTS	EXERCISE PRICE
10,833,333	$0.12
1,155,555	$0.09
11,988,888

The weighted average remaining contractual life of the warrants outstanding at August 31, 2016 was nil years (2015 – 0.57 years) and the weighted average exercise price was $Nil (2015 - $0.12).

Stock Options

The Company has a 10% rolling stock option plan for its directors, officers, employees and consultants to acquire common shares of the Company at a price determined with reference to the fair market value of the shares at the date of grant.  The Company’s stock option plan provides for immediate vesting, or vesting at the discretion of the Board at the time of the option grant. Options are exercisable for a period of up to 5 years. Stock options granted to investor relations’ consultants vest over a twelve month period, with one quarter of such options vesting in each three month period.

During the year ended August 31, 2016 the company granted 3,400,000 stock options to consultants and Directors of the Company at an exercise price of $0.085 per share, expiring on July 11, 2021. The fair value of the stock options granted has been calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk free interest rate of 1.16%, volatility factor of 125.90% and an expected life of five years.

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, August 31, 2014	6,750,000	$ 0.24
Cancelled	(4,825,000)	0.23
Expired	(1,925,000)	0.25
Balance, August 31, 2015	-	$ -
Granted	3,400,000	0.085
Balance, August 31, 2016	3,400,000	$ 0.085

The weighted average remaining contractual life of the options outstanding at August 31, 2016 was 4.86 years (2015 –nil years).

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

(Expressed in Canadian Dollars)

9.

SHARE CAPITAL AND RESERVES (Continued)

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

To compute diluted earnings per share, the average number of shares outstanding is adjusted for the number of all potentially dilutive shares.  As of August 31, 2016, the Company had a total of 3,400,000 (2015 – nil; 2014 – 6,750,000) stock options outstanding.  As of August 31, 2016, the Company also had a total of Nil (2015 and 2014, 11,988,888 of which 1,155,555 were potentially dilutive) warrants outstanding.  Dilutive options and warrants were not included in the Company’s loss per common share calculation because the result was anti-dilutive.

11.

SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration.  All mineral properties are located in Mexico.  All mineral option proceeds are attributable to the Mexican mineral properties. Net loss and assets by geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL

August 31, 2016

Current assets	$45,407	$55,945	$101,352
Property and equipment	$776	$25,912	$26,688
Exploration and evaluation assets	$-	$2,940,819	$2,940,819
Value-added taxes recoverable	$-	$170	$170
Total assets	$46,183	$3,022,846	$3,069,029
Accounts payable and accrued liabilities	$13,614	$5,836	$19,450
Employment benefit obligations	$-	$73,347	$73,347
Net loss for the year	$651,690	$70,446	$722,136

August 31, 2015

Current assets	$127,518	$52,584	$180,102
Property and equipment	$7,769	$33,865	$41,634
Exploration and evaluation assets	$-	$3,344,949	$3,344,949
Value-added taxes recoverable	$-	$96,484	$96,484
Total assets	$135,287	$3,527,882	$3,663,169
Accounts payable and accrued liabilities	$6,425	$7,060	$13,485
Employment benefit obligations	$-	$79,674	$79,674
Net loss for the year	$390,955	$184,453	$575,408

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

(Expressed in Canadian Dollars)

12.

FINANCIAL INSTRUMENTS

As at August 31, 2016 and 2015, the carrying value of the Company’s financial instruments approximates their fair value. Cash and marketable securities are recorded at fair value and the Company’s other financial instruments are recorded at amortized cost, which approximates fair value due to their short term nature. The Company’s financial instruments are classified into the following categories:

		AUGUST 31
		2016		2015
	LEVEL	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Fair value through profit or loss
Cash	1	$57,880	$57,880	$99,235	$99,235
Available for sale
Marketable securities	1	$-	$-	$10,625	$10,625
Loans and receivables
Accounts receivable	2	$2,228	$2,228	$17,762	$17,762
Due from related parties	2	$3,821	$3,821	$30,572	$30,572
Other Financial Liabilities
Accounts payable and accrued liabilities	2	$19,450	$19,450	$13,485	$13,485
Due to related parties	2	$386,951	$386,951	$231,602	$231,602
Promissory notes payable	2	$-	$-	$328,254	$328,254

There have been no transfers between levels 1 and 2, or transfers in or out of level 3 for the years ended August 31, 2016 and 2015.

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

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation and cause the other party to incur a financial loss. The Company’s credit risk to its financial assets are summarized below:

	AUGUST 31, 2016	AUGUST 31, 2015

Cash	$57,880	$99,235
Marketable securities	$-	$10,625
Accounts receivable	$2,228	$17,762
Due from related parties	$3,821	$30,572

The credit risk of accounts receivable and marketable securities is assessed as low. The carrying amount of these financial assets is their maximum exposure to credit risk. The Company does not invest in asset–backed commercial papers.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

(Expressed in Canadian Dollars)

12.

FINANCIAL INSTRUMENTS (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial obligations associated with its financial liabilities as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash.

As of August 31, 2016, the Company does not have sufficient cash and highly liquid investments on hand to meet current liabilities and its expected administrative requirements for the coming year. The Company has cash of $57,880 (2015 - $99,235) and total liabilities of $479,748 (2015 - $653,015). Accounts payable and accrued liabilities and due to related parties of $406,401 (2015 - $243,087) are due within three months. Management has assessed liquidity risk as high. (Note 1)

Market Risk

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

Financial assets and liabilities denominated in Mexican Pesos and U.S. dollars were as follows:

	AUGUST 31, 2016	AUGUST 31, 2015
U.S. Dollars
Financial assets	$-	$-
Financial liabilities	$2,500	$1,500
Mexican Pesos
Financial assets	$316,309	$419,906
Financial liabilities	$132,766	$131,790

Based on the above net exposures as at August 31, 2016, and assuming that all other variables remain constant, a 10% change in the value of the Mexican peso against the Canadian dollar would result in an increase/decrease of approximately $1,300 (2015 - $4,400) in loss from operations.  Based on the above net exposures as at August 31, 2016, and assuming that all other variables remain constant, a 10% change in the value of the US dollar against the Canadian dollar would result in an increase/decrease of approximately $300 (2015 - $200) in loss from operations.

Interest Rate Risk

As at August 31, 2016, the Company has no significant exposure to interest rate risk through its financial instruments.

Other Risks

The Company's operations are in northern Mexico and are subject to various levels of political, economic and other risks and uncertainties unique to Mexico. These risks and uncertainties may include: extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions and currency controls. In addition, the Company may have to comply with multiple and potentially conflicting regulations in Canada and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.  Changes, if any, in mining or

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

(Expressed in Canadian Dollars)

12.

FINANCIAL INSTRUMENTS (Continued)

Interest Rate Risk (Continued)

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

The Company is dependent upon external financing to fund future exploration programs and its administrative costs. The Company will spend existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential and provided it has adequate financial resources to do so.

The directors review the Company’s capital management approach on an ongoing basis and believe that this approach, given the relative size of the Company, is reasonable. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. (Note 1)

The Company considers the items included on the statement of financial position in equity as capital.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders.  There were no changes to the Company’s approach to capital management during the year.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

14.

RELATED PARTY BALANCES AND TRANSACTIONS

Key Management Compensation

	YEARS ENDED AUGUST 31
	2016	2015	2014

Golden Goliath Resources Ltd.
Management fees	$120,000	$120,000	$120,000
Consulting fees	72,000	100,000	47,500
Share-based compensation	188,280	-	-
Minera Delta S.A. de C.V.
Wages and benefits	24,000	24,000	41,520
Total	$216,000	$244,000	$209,020

Payments to key management personnel including the President, Chief Financial Officer, directors and companies directly controlled by key management personnel, and a former director, are directly related to their position in the organization.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

(Expressed in Canadian Dollars)

14.

RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Other Related Party Transactions

The Company entered into the following transactions and had the following balances payable with related parties.. Balances outstanding are non-interest bearing, unsecured and had no specific terms for collection or repayment.

a)

During the year ended August 31, 2016, the Company paid $Nil (2015 - $Nil; 2014 - $17,603) in respect of office and administration costs to a management company controlled by a former director of the Company.

b)

Due from related parties consists of $3,821 (2015 - $30,572) due from companies controlled by common directors.

c)

Due to related parties consists of $386,951 (2015 - $231,602) due to directors and company controlled by common director.

d)

During the year ended August 31, 2016, the Company paid $16,500 (2015 - $23,000) in respect of rent to a company with a common director.

15.

INCOME TAXES

The Company is subject to income taxes on its non-consolidated financial statements in Canada and Mexico.  The consolidated provision for income taxes varies from the amount that would be computed from applying the combined statutory income tax rates to net loss before taxes were approximately as follows:

	2016	2015	2014

Combined statutory tax rate	27%	27%	26%

Expected income tax expense (recovery)	$(191,000)	$(154,000)	$(923,000)
Non-deductible differences and other	167,000	305,000	9,000
Effect of changes in tax rate	-	(146,000)	117,000
Change in tax assets not recognized	24,000	(5,000)	797,000
Income tax provision	$-	$-	$-

The significant components of the Company’s deferred income tax assets were approximately as follows:

	2016	2015

Property and equipment and other	$15,000	$19,000
Exploration and evaluation assets	554,000	553,000
Losses available for future periods	3,199,000	3,176,000
Share issue costs	5,000	11,000
Capital losses	10,000	-
Tax assets not recognized	(3,783,000)	(3,759,000)
Net deferred income tax assets	$-	$-

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

(Expressed in Canadian Dollars)

15.

INCOME TAXES (Continued)

The Company has Canadian and Mexican non-capital losses of approximately $11,537,000 which may be carried forward and applied against taxable income in future years.  The Canadian and Mexican tax losses expire between August 31, 2026 and 2036, and December 31, 2016 and 2026 respectively as follows:

CANADA		MEXICO

2026	$404,000	2016	$--
2027	536,000	2017	1,296,000
2028	530,000	2018	434,000
2029	515,000	2019	807,000
2030	666,000	2020	375,000
2031	610,000	2021	1,252,000
2032	1,473,000	2022	-
2033	578,000	2023	438,000
2034	454,000	2024	267,000
2035	398,000	2025	82,000
2036	362,000	2026	60,000
	$6,526,000		$5,011,000

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

(Expressed in Canadian Dollars)

16.

EXPLORATION AND EVALUATION ASSETS

	San Timoteo Oro Leon Nueva Union La Reforma	Oteros La Esperanza La Hermosa	Bufalo La Barranca	Los Hilos Las Bolas El Manto Don Lazaro La Verde	Nopalera Flor de Trigo	Corona Beck El Chamizal El Canario La Cruz	Las Trojas La Gloria Todos los Santos Los Cantiles	Total

Balance, August 31, 2014	$ --	$ --	$ --	$ 2,056,505	$ 927,333	$ --	$ --	$ 2,983,838

Incurred during the year
Geology and mapping	198	--	--	340	--	--	--	538
Property taxes and passage rights	18,317	6,085	29,044	6,387	14,957	15,261	571	90,622
Salaries	634	--	--	--	--	--	--	634
Travel	287	--	--	51	--	--	--	338
Facilities and other	10,360	--	--	4,603	--	--	457	15,420
Write down	(29,796)	(6,085)	(29,044)	--	--	(15,261)	(1,028)	(81,214)
Balance, August 31, 2015	--	--	--	2,067,886	942,290	--	--	3,010,176

Incurred during the year
Geology and mapping	110	--	--	--	--	--	--	110
Property taxes and passage rights	36,843	17,222	93,396	18,087	30,139	45,358	1,615	242,660
Facilities and other	15,108	--	--	--	6,590	--	340	22,038
Option payment received	(25,001)	(17,222)	(93,396)	(314,300)	(171,706)	(43,140)	(1,615)	(666,380)
Write down	--	--	--	--	--	(2,218)	(340)	(2,558)
Balance, August 31, 2016	$ 27,060	$ --	$ --	$ 1,771,673	$ 807,313	$ --	$ --	$ 2,606,046

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2016, 2015 AND 2014

(Expressed in Canadian Dollars)

17.

SUBSEQUENT EVENTS

Subsequent to the year-end a further payment of US$100,000 was received relating to the Fresnillo agreement (Note 7).

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.; SEC File Number 0-31204

Registrant

Dated: January 18, 2017	By: /s/ “J. Paul Sorbara”
J. Paul Sorbara, President/Director

