Form 20-F
period 2017-08-31
GOLDEN GOLIATH RESOURCES LTD
filed 2018-01-18
CIK 1127307

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended August 31, 2017

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Index to Exhibits on Page 39

- 2 -

GOLDEN GOLIATH RESOURCES LTD.

FORM 20-F ANNUAL REPORT

Part III
Item 17	Financial Statements	39
Item 18	Financial Statements	39
Item 19	Exhibits	39

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

There are no known proven reserves of minerals on Golden Goliath’s properties.  The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, the Company is defined as an “exploration-stage company”.  The Company is not sufficiently capitalized with approximately $521,000 negative working capital at August 31, 2017 to fund the current exploration program, estimated at $75,000 for Fiscal 2018.  The Company expects to receive funds from its option agreement in order to fund its 2018 exploration program.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2017, 2016 and 2015 ended August 31st was derived from the consolidated financial statements of the Company that were audited by Morgan & Company LLP, Chartered Professional Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.

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

Table No. 1
Selected Financial Data
International Financial Reporting Standards

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	8/31/2017	8/31/2016	8/31/2015	8/31/2014	8/31/2013

Sales Revenue	$0	$0	$0	$0	$0
Operating Loss	($333,675)	($583,762)	($497,584)	($686,944)	($837,427)
Comprehensive Loss	($333,675)	($724,261)	($577,533)	($3,584,643)	($3,009,543)
Basic/Diluted (Loss) Per Share	($0.01)	($0.01)	($0.01)	($0.03)	($0.03)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	106,660,889	106,660,889	106,660,889	106,660,889	98,429,535
Period-End Shares O/S	106,660,889	106,660,889	106,660,889	106,660,889	106,660,889
Working Capital	($521,376)	($305,049)	($393,239)	$161,225	$1,160,344
Mineral Property Interests	$2,753,687	$2,940,819	$3,344,949	$3,318,611	$5,884,438
Long-Term Obligations	$0	$73,347	$79,674	$69,339	$62,219
Shareholder’s Equity	$2,255,606	$2,589,281	$3,010,154	$3,587,687	$7,172,330
Total Assets	$2,887,008	$3,069,029	$3,663,169	$3,702,306	$7,279,930

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

Table No. 2

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
November 2017		1.29	1.27	1.29
October 2017		1.29	1.25	1.29
September 2017		1.25	1.21	1.25
August 2017		1.27	1.25	1.25
July 2017		1.30	1.24	1.25
June 2017		1.35	1.30	1.30

Fiscal Year Ended 8/31/2017	1.32	1.37	1.24	1.25
Fiscal Year Ended 8/31/2016	1.33	1.46	1.25	1.31
Fiscal Year Ended 8/31/2015	1.22	1.33	1.09	1.32
Fiscal Year Ended 8/31/2014	1.09	1.13	1.03	1.09
Fiscal Year Ended 8/31/2013	1.02	1.06	0.97	1.06

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

As of December 28, 2016, Golden Goliath currently had 3,400,000 share purchase options outstanding and nil share purchase warrants outstanding.  If all of the share purchase options and warrants were exercised, the number of common shares issued and outstanding would increase from 106,660,889 (as of December 28, 2017) to 110,060,889. This represents a potential increase of 3% in the number of shares issued and outstanding and would result in dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Golden Goliath’s Stockholders

Because the success of Golden Goliath is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  At December 28, 2017, there were 3,400,000 share purchase options outstanding.  (For a breakdown of dilution, refer to the risk factor entitled: “Golden Goliath Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations.  Public distributions of capital will result in dilution to existing shareholders”).

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

The authorized capital of Golden Goliath consists of an unlimited number of common shares without par value. At August 31, 2017, the end of the most recent fiscal year, there were 106,660,889 common shares issued and outstanding; and at December 28, 2017 there were 106,660,889 common shares issued and outstanding.

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

Fiscal Year	Nature of Share Issuance	Number of Securities	Gross Amount
Fiscal 2017	Nil
Fiscal 2016	Nil
Fiscal 2015	Nil
Fiscal 2014	Nil
Fiscal 2013	Private Placement	14,444,444	$1,300,000

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2017	$190,894	Mineral Property Expenditures
	$Nil	Purchase of Capital Assets
Fiscal 2016	$264,808	Mineral Property Expenditures
	$Nil	Purchase of Capital Assets
Fiscal 2015	$107,552	Mineral Property Expenditures
	$Nil	Purchase of Capital Assets

Plan Of Operations

Source of Funds for Fiscal 2018 Ending August 31, 2018

The Company’s primary source of funds since incorporation has been through the issuance of equity.  As of August 31, 2017, the Company had negative working capital of ($521,376).  During August 2015, the Company completed an agreement whereby the Company optioned a property for US$3,000,000 in payments over three years, with $US$700,000 due in regular instalments over 3 years and US$2,300,000 due at the end of the period.

Use of Funds for Fiscal 2017 Ending August 31, 2018

During Fiscal 2018, the Company estimates that it might expend approximately $75,000 on general/administrative, investor-relations expenses, etc.  During Fiscal 2017, the Company estimates that it might expend approximately $75,000 on property exploration/development.

Anticipated Changes to Facilities/Employees

The Company has no current plans to add any additional personnel.  Management anticipates that any additional property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales

The Company has recorded no sales since incorporation.

At August 31, 2017, $2,839,338 in assets were located in Mexico, primarily mineral properties and $47,670 in assets were located in Canada, primarily current assets.

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

Exploration costs on the Company’s properties for the 2016 and 2017 fiscal years are detailed below:

	San Timoteo Oro Leon Nueva Union La Reforma	Oteros La Esperanza La Hermosa	Bufalo La Barranca	Los Hilos Las Bolas El Manto Don Lazaro La Verde	Nopalera Flor de Trigo	Corona Beck El Chamizal El Canario La Cruz	Las Trojas La Gloria Todos los Santos Los Cantiles	Total

Balance, August 31, 2015	$ --	$ --	$ --	$ 2,067,886	$ 942,290	$ --	$ --	$ 3,010,176

Incurred during the year
Geology and mapping	110	--	--	--	--	--	--	110
Property taxes and passage rights	36,843	17,222	93,396	18,087	30,139	45,358	1,615	242,660
Facilities and other	15,108	--	--	--	6,590	--	340	22,038
Option payment received	(25,001)	(17,222)	(93,396)	(314,300)	(171,706)	(43,140)	(1,615)	(666,380)
Write down	--	--	--	--	--	(2,218)	(340)	(2,558)
Balance, August 31, 2016	27,060	--	--	1,771,673	807,313	--	--	2,606,046

Incurred during the year
Assaying	4,556	--	--	--	--	--	--	4,556
Property taxes and passage rights	23,839	10,726	51,777	10,068	26,313	28,664	1,174	152,561
Salaries	1,077	--	--	--	--	--	--	1,077
Facilities and other	32,549	--	--	--	--	--	151	32,700
Option payment received	(15,567)	(10,726)	(51,777)	(170,533)	(99,434)	(26,856)	(1,004)	(375,897)
Write down	--	--	--	--	--	(1,808)	(321)	(2,129)
Balance, August 31, 2017	$ 73,514	$ --	$ --	$ 1,611,208	$ 734,192	$ --	$ --	$ 2,418,914

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

Fiscal 2017 Property Acquisition and Exploration

During Fiscal 2017 ended August 31, 2017, the Company continued exploration on its 100% owned San Timoteo property. The 2017 program was conducted by an independent consulting geologist who is experienced with the property. The program expanded upon the work conducted in 2016 with a focus on structural geology and mineralization designed to strengthen and increase the number of drill targets available for a drill program which will include both surface and underground drilling to test targets property wide.

An extensive review of all property data concluded that there are several strong systems of mineralized structures across the San Timoteo property, principally controlled by faults and fractures. Mineral associations include Au – Zn, Au – Ag – Pb – Zn and Cu – Au. Apart from the already defined gold and silver targets in the Old San Martin Level 5 tunnel, the work also identified the potential for a Copper – Gold porphyry system beneath an area called La Bufa. Previous drilling in the La Bufa area showed increasing gold and copper grades with depth, but deeper drilling was not conducted at the time.

Excellent drill targets have already been defined by geochemistry in the 500 meter long Number 5 level of the past producing San Martin mine, which is located on the San Timoteo property. Extensive underground rock, chip and channel samples defined three well mineralized shoots, as well as a mineralized “manto” or blanket horizon, exposed within the tunnel. The current structural geology study of this area will help guide the next round of drilling. The known zones with the Level 5 tunnel include the Manantial shoot, which is 32 meters wide and averages 6.8 ounces of silver and 0.3 grams of gold per tonne; the Cascada structure is 78 meters wide and averages 2.18 ounces of silver and 0.6 grams of gold per tonne; and the Pozo de Agua zone, which is 84 meters wide with an average grade of 8.07 ounces of silver and 0.8 grams of gold per tonne. The true thickness and grade of the blanket or manto style mineralization is not certain due to limited exposure, but the weighted average of samples taken to date is 15.9 ounces of silver and 0.8 grams of gold per tonne.

Previous field work using a Terraspec machine to identify specific clay minerals, showed that the Level 5 tunnel at San Martin (the lowest old working on the San Timoteo property), is above the “bonanza zone” or paleo boiling level indicating greater potential at depth. The consulting geologist who conducted the 2017 work has strongly recommended a major drill program designed to test both the San Martin and la Bufa areas.

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

Selected Annual Data

	Year ended	Year ended	Year ended
	August 31, 2017	August 31, 2016	August 31, 2015

Sales Revenue	$0	$0	$0
Comprehensive Loss	($333,675)	($724,261)	($577,533)
Basic and Diluted (Loss) Per Share	($0.01)	($0.01)	($0.01)
Weighted Avg. Shares O/S	106,660,889	106,660,889	106,660,889
Working Capital	($521,376)	($305,049)	($393,239)
Mineral Property Interests	$2,753,687	$2,940,819	$3,344,949
Shareholder’s Equity	$2,255,606	$2,589,281	$3,010,154
Total Assets	$2,887,008	$3,069,029	$3,663,169

Summary of Quarterly Results

Comprehensive Gain (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2017	($77,553)	($105,482)	($97,721)	($52,919)
Fiscal 2016	($123,703)	($153,992)	$231,775	($678,341)
Fiscal 2015	($165,109)	($135,178)	($77,548)	($199,698)

EPS (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2017	($0.00)	($0.01)	($0.00)	($0.00)
Fiscal 2016	($0.00)	($0.00)	$0.00	($0.01)
Fiscal 2015	($0.00)	($0.00)	($0.00)	($0.01)

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

For the year ended May 31, 2017, the Company incurred a comprehensive loss of $333,675 compared to comprehensive loss of $724,261 for the prior year.

The significant differences between these periods include:

•

Share-based compensation of $228,625 in 2016 compared to nil in 2017 as the Company granted stock options in 2016. While the Company granted the options at a premium to the market price, these charges are a result of mandatory accounting practices which require a calculation using the Black-Scholes option valuation model to expense stock options. As volatility is one variable in the calculation of this non cash charge, the large volatility of junior

•

mining stocks has resulted in a large value to be expensed for stock options.

•

Wages and benefits decreased to $16,000 in the past year compared to $24,044 the prior year as the Company had fewer people working.

•

A realized loss on marketable securities of $75,134 in 2016 compared to nil in 2017 due to a loss on the value of marketable securities the Company sold that year.

•

A write-off of VAT and other receivables of $60,691 in 2016 compared to nil in 2017 due to the uncollectable nature of certain amounts due to the Company.

•

Office and general expenses decreased to $12,849 in the past year compared to $38,017 in the prior year as the Company reduced its overhead costs.

•

The Company recorded a gain on foreign currency exchanges of $19,870 in 2016 compared to a loss in 2017 of $4,889 due to currency exchange rate fluctuations.

As of August 31, 2017, deferred mineral property exploration costs totaled $2,753,687 compared to $2,940,819 at August 31, 2016. The reduction in deferred property costs relate mainly to option payments received from Fresnillo and certain mineral property write-downs. The Company wrote down $2,129 in deferred property expenditures related to certain claims on the Corona/Las Trojas property. The Company will continue to hold the claims, but does not intend to conduct any exploration activities on those non-core claims in 2018.

Fiscal 2016 Ended August 31, 2016 vs. Fiscal 2015

Golden Goliath is a junior exploration company with no revenues from mineral producing operations.  The Company’s properties are all located in the State of Chihuahua, Mexico.  Activities include acquiring mineral properties and conducting exploration programs.

Results from Operations

For the year ended August 31, 2016, the Company incurred a comprehensive loss of $724,261 compared to comprehensive loss of $577,533 for the prior year. The significant differences between these periods include:

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

5.C.  Research and Development, Patents and Licenses, Trademarks, etc.

5.D.  Trend Information

No Disclosure Necessary.

5.E.  Off-Balance Sheet Arrangements

At August 31, 2017 and 2016, the Company had no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company had no “hard” contractual obligations at August 31, 2017.  However, under certain of its property acquisition agreements, the Company is committed to expend funds on exploration and/or make cash option payments and/or issue common shares to maintain or complete its option arrangements.  The Company is required to pay approximately $240,000 in taxes each year to the Mexican government for its mineral exploration properties.  Approximately $200,000 of such costs will be borne by Fresnillo PLC pursuant to their option agreement.

5.G.  Safe harbor.

      --- No Disclosure Necessary ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3

Directors and Senior Management

November 30, 2017

Name	Positions	Age	Date First Elected or Appointed
Ing. Daniel N. Fernandez (2)	Director	77	June 1998
Frank Hogel	Director	46	February 2014
Stephen Pearce (1)(3)	Director/CFO/Secretary	47	December 2000
Edward K. Sorbara (1)	Director	74	June 1998
J. Paul Sorbara (2)	Director/CEO/President	65	February 1997
(1) Member of Audit Committee.
(2) He spends full time on the affairs of the Company.
(3) He spends about 25% of his time on the affairs of the Company.

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

Frank Hogel currently serves as Chief Executive Officer of Peter Beck Performance Funds, and sits on the advisory board of Concept Capital Management, an asset management Company focused on evaluating and investing in Canadian resource companies through equity investments and convertible bonds in the gold, silver, rare earth and potash spectrum.  Mr. Hogel has a Master of Business Administration (FH) degree from the University of Nürtingen, Germany, with a focus on financial management, banking and international business & management. Mr. Hogel serves as a Director of the following TSX Venture Exchange listed companies: Avrupa Minerals Ltd. (since 2016), Canamex Gold Corp. (since 2015), Monarca Minerals Inc. (since 2013), Nicola Mining Inc. (since 2014), and Tembo Gold Corp. (since 2013).

Stephen Pearce has been the Corporate Secretary of the Company since December 11, 2000 and CFO and a Director of the Company since January 26, 2006.  He was graduated from York University in 1993 with a degree in Economics.  He received his law degree from the University of British Columbia in 1996.  He is an attorney specializing in junior mining companies.  Mr. Pearce serves as a Director and/or Officer of the following TSX Venture Exchange listed companies: Director of Ashburton Ventures Inc. (since 2013); Chief Financial Officer, Corporate Secretary and Director of Wildflower Marijuana Inc. (since 2008), Director and Chief Financial Officer of Flying A Petroleum Ltd. (since 2012), Chief Financial Officer, Corporate Secretary and Director of Vanadiumcorp Resource Inc. (since 2013), a Director of Centenara Mining Corporation (since 2013) and a Director of Metallic Minerals Corp (since 2014).  As a director of the Company, Mr. Pearce participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

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

J. Paul Sorbara has been the President and CEO of the Company since 2/5/1997 and a Director of the Company since 5/10/1998.  He is a graduate of the University of Toronto where he received a Bachelor of Science Degree in 1976 and a Master of Science Degree in 1979.  He received the designation of Professional Geologist in 1991 from the Association of Professional Engineers and Geoscientists in British Columbia; and in 1985 the Geological Association of Canada awarded him the designation of Fellow of the Geological Association of Canada.  He also serves as the President of Minera Delta S.A. de C.V., a wholly owned subsidiary of Golden Goliath.  He owns a consulting firm, Sorbara Geological Consulting Ltd., but devotes very little time to that company. He is also a Director of Vanadiumcorp Resource Inc. since 2013, and a Director of Jiulian Resources since 2007. He devotes full time to his duties as the President of the Company.  As a director of the Company, Mr. Sorbara participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

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

6.B.  Compensation

Director Compensation

The Company has no formal program for compensating Directors for their service as directors.  There are no Director service contracts with the Company providing for benefits upon termination of employment.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  The Company’s directors also participate in the Company’s Stock Option Plan; During Fiscal 2017, no stock options (Fiscal 2016 – 2,800,000; Fiscal 2015 – Nil) were granted to Directors.   Directors also receive compensation for services as a Director, including committee participation and/or special assignments.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management/Directors during Fiscal 2017 was $216,000 (Fiscal 2016 - $216,000; Fiscal 2015 - $244,000).  The following table details Senior Management/Director compensation paid/accrued for Fiscal 2017, 2016 and 2015.

Table No. 4
Director and Senior Management Compensation

Name and principal position	Year	Salary $	Share-based awards #	Option-based awards #	Non-equity incentive plan compensation		Pension value $	All other compensation $	Total compensation(3) $
					Annual incentive plans $	Long-term incentive plans $
J. Paul Sorbara, Chief Executive Officer President, Director(1)	2017 2016 2015	$ 120,000 120,000 120,000	N/A N/A N/A	Nil 800,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$ 120,000 120,000 120,000
Stephen Pearce, CFO/Secretary, Director	2017 2016 2015	$ 24,000 24,000 24,000	N/A N/A N/A	Nil 600,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$ 24,000 24,000 24,000
Daniel Fernandez Manager of Minera Delta S.A., Director	2017 2016 2015	$ 24,000 24,000 24,000	N/A N/A N/A	Nil 600,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$ 24,000 24,000 24,000
Frank Hogel Director	2017 2016 2015	Nil Nil Nil	N/A N/A N/A	Nil 400,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$ 24,000 24,000 Nil	$ 24,000 24,000 Nil
Edward Sorbara, Director	2017 2016 2015	Nil Nil Nil	N/A N/A N/A	Nil 400,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$ 24,000 24,000 Nil	$ 24,000 24,000 Nil
(1)									Mr. Sorbara’s “salary” is paid to Sorbara Geological Consulting Ltd., private company owned/controlled by him.
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

Options/SARs: Granted/Exercised/Cancelled During Most Recently Completed Fiscal Year

At the beginning of Fiscal 2017, the most recently completed fiscal year; there were 3,400,000 stock options outstanding.  During Fiscal 2017, no stock options were granted to Senior Management, Directors, or employees/consultants.  During Fiscal 2017, no SARs (stock appreciation rights) were granted.  During Fiscal 2017: no stock options were exercised, expired, or cancelled.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Tables No. 4/5 for information about stock options.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2018 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

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

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2017, the Board of Directors held two scheduled meetings.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholder.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted September 1, 2006.  The current members of the Audit Committee are: Stephen Pearce, Frank Hogel (independent), and Edward Sorbara (independent).  The Audit Committee met once during Fiscal 2017 and once in Fiscal 2018-to-date, but regularly communicate informally throughout the year.

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

6.C.5.  Code of Ethics

The Board has adopted “Code of Business Contact and Ethics” addressing various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure Directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2017 and Fiscal 2018-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of November 30, 2017, the Company had no full-time employees and three part-time unpaid employees/consultants, including the Senior Management; one of these employees are engaged in mineral exploration/development.  As of August 31, 2017, the Company had no employees (August 31, 2016 – Nil; August 31, 2015 – Nil), including the Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

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

November 30, 2017

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

#

Based on 106,660,889 common shares outstanding at November 30, 2017, and stock options held by each beneficial holder exercisable within sixty days.

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

The Stock Option Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments).  If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Stock Option Plan.  Any stock option outstanding when the Stock Option Plan is terminated will remain in effect until it is exercised, or it expires.  The Stock Option Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 6 as of November 30, 2017, as well as the number of options granted to Directors and all employees as a group.

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

	Common Shares Owned at November 30, 2017	Common Shares Owned at November 30, 2016	Common Shares Owned at November 30, 2015
Concept Capital Management Ltd.	14,444,444	14,444,444	14,444,444

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Share Ownership.  On November 30, 2017, the Company’s shareholders’ list showed 106,660,889 common shares outstanding, with 37 registered shareholders, including depositories.  12 of these shareholders were resident in Canada, holding 101,732,550 common shares (representing about 95.4% of the issued/outstanding shares); 24 registered shareholders were resident in the United States, holding 3,828,339 common shares (representing about 3.6%); and 1 registered shareholder were resident in other countries, holding common 1,100,000 shares (representing about 1.0%).

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

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

J. Paul Sorbara’s “annual compensation” is paid to Sorbara Geological Consulting Ltd., private company owned and controlled by him.  During Fiscal 2017 ended August 31, 2017, this firm was paid $120,000 (2016 - $120,000; 2015 - $120,000).

During Fiscal 2017, the Company paid $24,000 (2016 - $24,000; 2015 - $24,000) in wages and benefits to Daniel Fernandez, Manager of Minera Delta S.A. and a Director.

During Fiscal 2017, the Company paid $24,000 (2016 - $24,000; 2015 - $24,000) in consulting fees to Stephen Pearce, CFO/Secretary/Director.

Due from Related Parties at August 31, 2017 consists of $3,911 (2016 - $3,821; 2015 - $30,572) due from a company controlled by a director.

Due to Related Parties at August 31, 2017 totals $542,390 (2016 - $386,951; 2015 - $231,602) due to directors and a company controlled by a director.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Fiscal 2017/2016/2015 Ended August 31st

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

Table No. 6

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

Period Ended	High	Low	Closing
Monthly
11/30/2017	$0.05	$0.03	$0.03
10/31/2017	$0.05	$0.04	$0.05
9/30/2017	$0.06	$0.04	$0.05
8/31/2017	$0.06	$0.04	$0.05
7/31/2017	$0.05	$0.04	$0.05
6/30/2017	$0.06	$0.04	$0.05
Quarterly
11/31/2017	$0.05	$0.03	$0.03
8/31/2017	$0.06	$0.04	$0.05
5/31/2017	$0.07	$0.05	$0.05
2/28/2017	$0.08	$0.04	$0.07
11/31/2016	$0.09	$0.05	$0.05
8/31/2016	$0.14	$0.03	$0.06
5/31/2016	$0.05	$0.02	$0.04
2/29/2016	$0.03	$0.01	$0.03
11/30/2015	$0.02	$0.01	$0.01
8/31/2015	$0.01	$0.01	$0.01
5/31/2015	$0.01	$0.01	$0.01
2/28/2015	$0.01	$0.01	$0.01
11/30/2014	$0.03	$0.01	$0.02
Yearly
8/31/2017	$0.09	$0.04	$0.05
8/31/2016	$0.14	$0.01	$0.06
8/31/2015	$0.05	$0.01	$0.01
8/31/2014	$0.05	$0.03	$0.03
8/31/2013	$0.20	$0.04	$0.04

The Company’s common shares began trading on the Frankfurt Stock Exchange on January 14, 2004 under the trading symbol of “GGZ.F”.  Prices ranged from €0.002 to €0.50; the closing price on 11/30/2017 was €0.02

The Company’s common shares began trading on the Munich Stock Exchange on January 17, 2006 under the trading symbol of “GGZ.MU”.  Prices ranged from €0.002 to €0.47; the closing price on November 30, 2017 €0.02.

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of the Computershare Investor Services Inc., the Company’s registrar and transfer agent located at 510 Burrard Street, Vancouver, British Columbia Canada V5K 1A1.

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

Stock Options

As of November 30, 2017 there were 3,400,000 stock options outstanding.

Refer to ITEM #6E and Tables No. 4/5 for additional information.

Warrants

As of November 30, 2017, there were no share purchase warrants outstanding.

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

10.C.  Material Contracts

A.

Definitive Agreement with Fresnillo PLC for an option over certain of the Company’s properties in the Uruachic Mining Camp, Mexico, dated November 5, 2015.

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

       --- Not Applicable ---

10.H.  Documents on Display

The Company’s documents can be viewed at its Canadian office, located at:

688 West Hastings Street – Suite 910 Vancouver, BC, Canada V6B 1P1

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”).  The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov.  Further, corporate information may be found at the Company’s website: goldengoliath.com.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as August 31, 2017.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of August 31, 20167 were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (1992), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of August 31, 2017.

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

ITEM 16B.  CODE OF ETHICS

The Board has adopted “Code of Business Contact and Ethics” addressing various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2017 and Fiscal 2018-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

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

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2017 Ended August 31, 2017	Fiscal 2016 Ended August 31, 2016
Audit Fees	$20,000	$20,000
Audit-Related Fees	$nil	$nil
Tax Fees	$nil	$nil
All Other Fees	$nil	$nil
TOTAL	$20,000	$20,000

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

10.

Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.

Code of Ethics as required by ITEM No. 16B:       No Disclosure Necessary

12.1

Certifications required by Rule 13a-14(a) or Rule 15d-14(a).

12.2

Certifications required by Rule 13a-14(a) or Rule 15d-14(a).

13.1

Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2

Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

14.

Legal Opinion required by Instruction 3 of ITEM 7B: No Disclosure Necessary

- 39 -

15.

(a) Any additional exhibits you wish to file as part of the registration statement or report, clearly marked to indicate their subject matter:

--- No Disclosure Necessary---

(b) any document or part of a document incorporated by reference in this filing if it is not otherwise required Additional Exhibits:

---Incorporated by reference to Form 20-F Registration Statement, as amended and Form 6-K’s ---

GOLDEN GOLIATH RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars)

- 41 -

INDEPENDENT AUDITOR’S REPORT OF

REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Golden Goliath Resources Ltd.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Golden Goliath Resources Ltd., which comprise the consolidated statements of financial position as at August 31, 2017 and 2016, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the three year period ended August 31, 2017, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Golden Goliath Resources Ltd. as at August 31, 2017 and 2016, and its financial performance and its cash flows for each of the years in the three year period ended August 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Vancouver, Canada	“Morgan & Company LLP”

December 21, 2017	Chartered Professional Accountants

GOLDEN GOLIATH RESOURCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

	AUGUST 31,	AUGUST 31,
	2017	2016

ASSETS
Current Assets
Cash	$68,123	$57,880
Accounts receivable (Note 6)	2,694	2,228
Due from related parties (Note 14)	3,911	3,821
Prepaid expenses	35,298	37,423
Total Current Assets	110,026	101,352

Non-current Assets
Value-added taxes recoverable	423	170
Exploration and evaluation assets (Notes 7 and 16)	2,753,687	2,940,819
Property and equipment (Note 8)	22,872	26,688

Total Assets	$2,887,008	$3,069,029

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$14,853	$19,450
Due to related parties (Note 14)	542,390	386,951
Employment benefit obligations	74,159	-
Total Current Liabilities	631,402	406,401

Non-current Liabilities
Employment benefit obligations	-	73,347

Total Liabilities	631,402	479,748

EQUITY
Share capital (Note 9)	26,044,652	26,044,652
Share-based payments reserve	2,986,770	2,986,770
Deficit	(26,775,816)	(26,442,141)
Total Equity	2,255,606	2,589,281

Total Liabilities And Equity	$2,887,008	$3,069,029

Going Concern (Note 1)
These consolidated financial statements were authorized for issue by the Board of Directors on December 21, 2017. They are signed on behalf of the Company by:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

		YEARS ENDED AUGUST 31,
	2017	2016	2015
Expenses
Amortization	$3,816	$14,946	$35,482
Consulting (Note 14)	77,000	88,818	107,500
Foreign exchange gain	4,889	(19,870)	(2,525)
Investor relations	7,424	350	947
Management fees (Note 14)	120,000	120,000	120,000
Office and general	12,849	38,017	44,357
Professional fees	60,131	47,662	29,689
Rent and utilities (Note 14 (c))	14,636	22,536	28,430
Share-based compensation (Note 14)	-	228,625	-
Transfer agent and filing fees	14,699	16,292	15,837
Travel	2,120	2,342	2,941
Wages and benefits (Note 14)	16,000	24,044	114,926
Loss Before Other Income (Expenses)	(333,564)	(583,762)	(497,584)

Other Income (Expenses)
Realized loss on marketable securities (Note 5)	-	(75,134)	-
Write-off of VAT and other receivables	-	(60,691)	-
Write down of mineral property exploration costs	(2,129)	(2,558)	(81,214)
Other income	2,018	9	3,390
Net Loss For The Year	(333,675)	(722,136)	(575,408)

Other Comprehensive Loss
Unrealized (loss) on marketable securities	-	(2,125)	(2,125)
	-	(2,125)	(2,125)
Comprehensive Loss For The Year	$(333,675)	$(724,261)	$(577,533)

Loss Per Share – Basic and Diluted	$(0.003)	$(0.007)	$(0.005)

Weighted Average Number Of Shares Outstanding – Basic and diluted	106,660,889	106,660,889	106,660,889

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED AUGUST 31, 2017, 2016 AND 2015

(Expressed in Canadian Dollars)

	COMMON SHARES		SHARE-BASED PAYMENTS RESERVE	ACCUMULATED OTHER
	WITHOUT PAR VALUE
	SHARES	AMOUNT		COMPREHENSIVE INCOME(LOSS)	DEFICIT	TOTAL EQUITY
Balance, August 31, 2014	106,660,889	$26,044,652	$2,758,145	$(70,513)	$(25,144,597)	$3,587,687
Other comprehensive loss	-	-	-	(2,125)	-	(2,125)
Net loss for the year	-	-	-	-	(575,408)	(575,408)
Balance, August 31, 2015	106,660,889	26,044,652	2,758,145	(72,638)	(25,720,005)	3,010,154

Share-based compensation	-	-	228,625	-	-	228,625
Other comprehensive income	-	-	-	(2,125)	-	(2,125)
Realized other comprehensive income	-	-	-	74,763	-	74,763
Net loss for the year	-	-	-	-	(722,136)	(722,136)
Balance, August 31, 2016	106,660,889	26,044,652	2,986,770	-	(26,442,141)	2,589,281

Net loss for the year	-	-	-	-	(333,675)	(333,675)
Balance, August 31, 2017	106,660,889	$26,044,652	$2,986,770	$-	$(26,775,816)	$2,255,606

See accompanying notes to consolidated financial statements.

 GOLDEN GOLIATH RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31,
	2017	2016	2015

Operating Activities
Net loss for the year	$(333,675)	$(722,136)	$(575,408)
Adjustments to reconcile loss to net cash used in operating activities:
Accrual of management fees	158,520	162,000	-
Amortization	3,816	14,946	35,482
Share-based compensation	-	228,625	-
Write-off of VAT and other receivables	-	60,691
Write down of mineral property exploration costs	2,129	2,558	81,214
Realized loss on marketable securities	-	75,134	-
Other income	(2,018)	-	-
Non-operating effects of holding foreign currency cash balances	-	3,389	(702)
Change in non-cash operating assets and liabilities:
VAT and other receivables	(719)	51,157	8,844
Due from related parties	(90)	26,751	8,519
Prepaid expenses	2,125	(15,515)	4,333
Accounts payable and accrued liabilities	(2,579)	5,965	(31,795)
Due to related parties	(3,081)	(6,651)	231,602
Employment benefit obligations	812	(6,327)	10,335
Cash Used In Operating Activities	(174,760)	(119,413)	(227,576)

Investing Activities
Expenditures on mineral properties	(210,308)	(264,808)	(107,552)
Proceeds on sale of marketable securities	-	8,129	-
Proceeds on sale of mineral property interest	395,311	666,380	-
Cash (Used In) Provided By Investing Activities	185,003	409,701	(107,552)

Financing Activities
Proceeds received from (Repayment of) promissory note payable	-	(328,254)	328,254
Cash (Used In) Provided By Financing Activities	-	(328,254)	328,254

Gain (loss) from holding foreign currency cash balances	-	(3,389)	702

Increase (decrease) In Cash	10,243	(41,355)	(6,172)

Cash, Beginning Of Year	57,880	99,235	105,407

Cash, End Of Year	$68,123	$57,880	$99,235

Supplementary Cash Flow Disclosure And Non-Cash Investing And Financing Activities:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017, 2016 AND 2015

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Golden Goliath Resources Ltd. (the “Company”) was incorporated on June 12, 1996 under the Business Corporations Act of British Columbia, Canada.  The Company is a public company listed on the TSX Venture Exchange (the “TSX.V”), trading under the symbol “GNG”. The address of the Company’s corporate office and principal place of business is Suite 910, 688 West Hastings Street, Vancouver, British Columbia, Canada.  The Company’s principal business activity is the acquisition and exploration of resource properties.

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

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017, 2016 AND 2015

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

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017, 2016 AND 2015

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

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017, 2016 AND 2015

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

3.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below for the year ended August 31, 2017 have been applied consistently to all periods presented in these consolidated financial statements.

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

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017, 2016 AND 2015

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

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017, 2016 AND 2015

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

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017, 2016 AND 2015

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

The impairment test is generally carried out on the asset’s cash-generating units (CGU’s), which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.  The Company has determined that each exploration and evaluation property is its own CGU as it is expected they will have separately definable cash inflows. At a later stage, if cash inflows change, the Company may group individual properties into one CGU. In fiscal 2016 the Company grouped all properties in the Fresnillo agreement (Note 7) into one CGU.

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

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017, 2016 AND 2015

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

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017, 2016 AND 2015

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

4.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company has review new and revised accounting pronouncements that have been issued but not yet effective. The Company has not yet adopted any of these standards and is currently evaluating the impact, if any, that these pronouncements may have on its financial statements.

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

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017, 2016 AND 2015

(Expressed in Canadian Dollars)

4.

RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

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

c)

Investments in Associates and Joint Ventures

IAS 28, “Investments in Associates and Joint Ventures”, has been amended for conforming changes based on the issuance of IFRS 10, Consolidated Financial Statements, and IFRS 11, Joint Arrangements.  The amendment is effective for fiscal years beginning on or after January 1, 2018 and is available for early adoption. The Company does not anticipate this amendment to have a significant impact on its financial statements.

5.

MARKETABLE SECURITIES

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

6.

ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	AUGUST 31
	2017	2016

Sales taxes recoverable	$1,603	$1,566
Other receivable	1,091	662
	$2,694	$2,228

7.

EXPLORATION AND EVALUATION ASSETS

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 16.  Property payments made on the Company’s mineral property interests are included in the property descriptions below.  Acquisition costs paid through August 31, 2017 and 2016 are as follows:

	2017	2016

San Timoteo, Oro Leon, Nueva Union, La Reforma	$69,257	$69,257
Los Hilos, Las Bolas, El Manto, Don Lazaro, La Verde	187,123	187,123
Nopalera, Flor de Trigo	78,393	78,393
Total acquisition costs	334,773	334,773
Exploration and evaluation assets (Note 16)	2,418,914	2,606,046
Total exploration and evaluation assets	$2,753,687	$2,940,819

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017, 2016 AND 2015

(Expressed in Canadian Dollars)

7.

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

The Company and Comstock Metals Ltd. (“Comstock”) had previously entered into an option agreement whereby Comstock has earned a 50% undivided interest in the Corona property. On May 18, 2016 the Company, Comstock and Fresnillo signed an agreement whereby the Company is obligated to pay 50% of one seventh of certain option payments received from Fresnillo to Comstock in order to transfer Comstock’s 50% undivided interest to Fresnillo. These payments total US$200,000 and are to be made in accordance with specific instalment payments made by Fresnillo to the Company.

As at August 31, 2017, $1,061,690 in payments have been received (of which $29,014 was paid to Comstock). This includes the first four required payments for the exploration rights plus reimbursement of certain exploration costs incurred by the Company. Approximately US$200,000 is due, in six month intervals, from the exploration rights at year-end in addition to the final US$2,300,000 payment.

During the year ended August 31, 2017, $2,129 (2016 - $2,558) in deferred expenditures related to certain mineral claims were written down. These write-downs were mainly related to the Company’s Corona/Las Trojas (2016 – San Timoteo/Corona) Property.   The Company will continue to hold the claims, but they are not viewed as priorities. Management does not currently intend to conduct any exploration activities on these non-core claims in the next year.

The Company will keep an undivided 100% interest in its principal property in the District, San Timoteo, where work has been focused for the last several years. In the event that the Company’s plans change, Fresnillo has been granted a right of first refusal over this property.

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017, 2016 AND 2015

(Expressed in Canadian Dollars)

8.

PROPERTY AND EQUIPMENT

	EQUIPMENT	VEHICLES	LAND	TOTAL
COST
Balance August 31, 2015	$157,324	$90,815	$18,917	$267,056
Disposals*	-	(77,044)	-	(77,044)
Balance August 31, 2017 and 2016	$157,324	$13,771	$18,917	$190,012
ACCUMULATED AMORTIZATION
Balance August 31, 2015	$134,607	$90,815	$-	$225,422
Amortization	14,946	-	-	14,946
Disposals*	-	(77,044)	-	(77,044)
Balance August 31, 2016	$149,553	$13,771	$-	$163,324
Amortization	3,816	-	-	3,816
Balance August 31, 2017	$153,369	$13,771	$-	$167,140
CARRYING AMOUNTS
As at August 31, 2016	$7,771	$-	$18,917	$26,688
As at August 31, 2017	$3,955	$-	$18,917	$22,872

*Due to reduced activities in Mexico, the Company has removed fully depreciated vehicles that are no longer in use.

9.

SHARE CAPITAL AND RESERVES

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

As at August 31, 2017, the Company had 106,660,889 (2016 – 106,660,889) common shares issued and fully paid.

Warrants

As at August 31, 2017 and 2016, there are no outstanding share purchase warrants.

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017, 2016 AND 2015

(Expressed in Canadian Dollars)

9.

SHARE CAPITAL AND RESERVES (Continued)

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

During the year ended August 31, 2016, the Company granted 3,400,000 stock options to consultants and Directors of the Company at an exercise price of $0.085 per share, expiring on July 11, 2021. The fair value of the stock options granted has been calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk free interest rate of 1.16%, volatility factor of 125.90% and an expected life of five years.

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, August 31, 2015	-	$ -
Granted	3,400,000	0.085
Balance, August 31, 2016	3,400,000	$ 0.085
Balance, August 31, 2016 and 2017	3,400,000	$ 0.085

The weighted average remaining contractual life of the options outstanding at August 31, 2017 was 3.86 years (2016 – 4.86 years).

Nature and Purpose of Reserve

The reserve recorded in equity on the Company’s statements of financial position is comprised of “Share-based Payments Reserve” and is used to recognize the fair value of stock option grants prior to exercise, expiry or cancellation and the fair value of other share-based consideration paid at the date of payment.

10.

LOSS PER SHARE

The Company calculates the basic and diluted loss per common share using the weighted average number of common shares outstanding during each period and the diluted loss per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

To compute diluted earnings per share, the average number of shares outstanding is adjusted for the number of all potentially dilutive shares.  As of August 31, 2017, the Company had a total of 3,400,000 (2016 - 3,400,000; 2015 -nil) stock options outstanding.  As of August 31, 2017, the Company also had a total of Nil (2016 – nil; 2015 -11,988,888 of which 1,155,555 were potentially dilutive) warrants outstanding.  Dilutive options and warrants were not included in the Company’s loss per common share calculation because the result was anti-dilutive.

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017, 2016 AND 2015

(Expressed in Canadian Dollars)

11.

SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration.  All mineral properties are located in Mexico.  All mineral option proceeds are attributable to the Mexican mineral properties. Net loss and assets by geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL

August 31, 2017

Current assets	$47,599	$62,427	$110,026
Property and equipment	$71	$22,801	$22,872
Exploration and evaluation assets	$-	$2,753,687	$2,753,687
Value-added taxes recoverable	$-	$423	$423
Total assets	$47,670	$2,839,338	$2,887,008
Accounts payable and accrued liabilities	$7,139	$7,714	$14,853
Employment benefit obligations	$-	$74,159	$74,159
Net loss for the year	$320,117	$13,558	$333,675

August 31, 2016

Current assets	$45,407	$55,945	$101,352
Property and equipment	$776	$25,912	$26,688
Exploration and evaluation assets	$-	$2,940,819	$2,940,819
Value-added taxes recoverable	$-	$170	$170
Total assets	$46,183	$3,022,846	$3,069,029
Accounts payable and accrued liabilities	$13,614	$5,836	$19,450
Employment benefit obligations	$-	$73,347	$73,347
Net loss for the year	$651,690	$70,446	$722,136

12.

FINANCIAL INSTRUMENTS

As at August 31, 2017 and 2016, the carrying value of the Company’s financial instruments approximates their fair value. Cash is recorded at fair value and the Company’s other financial instruments are recorded at amortized cost, which approximates fair value due to their short term nature. The Company’s financial instruments are classified into the following categories:

		AUGUST 31
		2017		2016
	LEVEL	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Fair value through profit or loss
Cash	1	$68,123	$68,123	$57,880	$57,880
Loans and receivables
Accounts receivable	2	$2,694	$2,694	$2,228	$2,228
Due from related parties	2	$3,911	$3,911	$3,821	$3,821
Other Financial Liabilities
Accounts payable and accrued liabilities	2	$14,853	$14,853	$19,450	$19,450
Due to related parties	2	$542,390	$542,390	$386,951	$386,951

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017, 2016 AND 2015

(Expressed in Canadian Dollars)

12.

FINANCIAL INSTRUMENTS (Continued)

There have been no transfers between levels 1 and 2, or transfers in or out of level 3 for the years ended August 31, 2017 and 2016.

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

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation and cause the other party to incur a financial loss. The Company’s credit risk to its financial assets are summarized below:

	AUGUST 31, 2017	AUGUST 31, 2016

Cash	$68,123	$57,880
Accounts receivable	$2,694	$2,228
Due from related parties	$3,911	$3,821

The credit risk of accounts receivable securities is assessed as low. The carrying amount of these financial assets is their maximum exposure to credit risk. The Company does not invest in asset–backed commercial papers.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial obligations associated with its financial liabilities as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash.

As of August 31, 2017, the Company does not have sufficient cash and highly liquid investments on hand to meet current liabilities and its expected administrative requirements for the coming year. The Company has cash of $68,123 (2016 - $57,880) and total liabilities of $631,402 (2016 - $479,748). Accounts payable and accrued liabilities and due to related parties of $557,243 (2016 - $406,401) are due within three months. Management has assessed liquidity risk as high. (Note 1)

Market Risk

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

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017, 2016 AND 2015

(Expressed in Canadian Dollars)

12.

FINANCIAL INSTRUMENTS (Continued)

Foreign Currency Risk (Continued)

Financial assets and liabilities denominated in Mexican Pesos and U.S. dollars were as follows:

	AUGUST 31, 2017	AUGUST 31, 2016
U.S. Dollars
Financial liabilities	$4,000	$2,500
Mexican Pesos
Financial assets	$399,603	$316,309
Financial liabilities	$137,996	$132,766

Based on the above net exposures as at August 31, 2017, and assuming that all other variables remain constant, a 10% change in the value of the Mexican peso against the Canadian dollar would result in an increase/decrease of approximately $1,800 (2016 - $1,300) in loss from operations.  Based on the above net exposures as at August 31, 2017, and assuming that all other variables remain constant, a 10% change in the value of the US dollar against the Canadian dollar would result in an increase/decrease of approximately $400 (2016 - $300) in loss from operations.

Interest Rate Risk

As at August 31, 2017 the Company has no significant exposure to interest rate risk through its financial instruments.

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

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017, 2016 AND 2015

(Expressed in Canadian Dollars)

13.

CAPITAL DISCLOSURES (Continued)

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

14.

RELATED PARTY BALANCES AND TRANSACTIONS

Key Management Compensation

	YEARS ENDED AUGUST 31
	2017	2016	2015

Golden Goliath Resources Ltd.
Management fees	$120,000	$120,000	$ 120,000
Consulting fees	72,000	72,000	100,000
Share-based compensation	-	188,280	-
Minera Delta S.A. de C.V.
Wages and benefits	24,000	24,000	24,000
Total	$216,000	$404,280	$ 244,000

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

a)

Due from related parties consists of $3,911 (2016 - $3,821) due from companies controlled by common directors.

b)

Due to related parties consists of $542,390 (2016 - $386,951) due to directors and company controlled by common director.

c)

During the year ended August 31, 2017, the Company paid $Nil (2016 - $16,500) in respect of rent to a company with a common director.

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017, 2016 AND 2015

(Expressed in Canadian Dollars)

15.

INCOME TAXES

The Company is subject to income taxes on its non-consolidated financial statements in Canada and Mexico.  The consolidated provision for income taxes varies from the amount that would be computed from applying the combined statutory income tax rates to net loss before taxes were approximately as follows:

	2017	2016	2015

Combined statutory tax rate	26%	27%	27%

Expected income tax expense (recovery)	$(87,000)	$(191,000)	$(154,000)
Non-deductible differences and other	388,000	167,000	305,000
Effect of changes in tax rate	(69,000)	-	(146,000)
Change in tax assets not recognized	(232,000)	24,000	(5,000)
Income tax provision	$-	$-	$-

The significant components of the Company’s deferred income tax assets were approximately as follows:

	2017	2016

Property and equipment and other	$16,000	$15,000
Exploration and evaluation assets	554,000	554,000
Losses available for future periods	2,970,000	3,199,000
Share issue costs	-	5,000
Capital losses	10,000	10,000
Tax assets not recognized	(3,550,000)	(3,783,000)
Net deferred income tax assets	$-	$-

The Company has Canadian and Mexican non-capital losses of approximately $10,589,000 which may be carried forward and applied against taxable income in future years.  The Canadian and Mexican tax losses expire between August 31, 2026 and 2037, and December 31, 2018 and 2027 respectively as follows:

CANADA		MEXICO

2026	$404,000	2018	$434,000
2027	536,000	2019	807,000
2028	530,000	2020	375,000
2029	515,000	2021	1,252,000
2030	666,000	2022	-
2031	610,000	2023	438,000
2032	1,473,000	2024	267,000
2033	578,000	2025	82,000
2034	454,000	2026	60,000
2035	398,000	2027	10,000
2036	362,000
2037	338,000
	$6,864,000		$3,725,000

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017, 2016 AND 2015

(Expressed in Canadian Dollars)

16.

EXPLORATION AND EVALUATION ASSETS

	San Timoteo Oro Leon Nueva Union La Reforma	Oteros La Esperanza La Hermosa	Bufalo La Barranca	Los Hilos Las Bolas El Manto Don Lazaro La Verde	Nopalera Flor de Trigo	Corona Beck El Chamizal El Canario La Cruz	Las Trojas La Gloria Todos los Santos Los Cantiles	Total

Balance, August 31, 2015	$ --	$ --	$ --	$ 2,067,886	$ 942,290	$ --	$ --	$ 3,010,176

Incurred during the year
Geology and mapping	110	--	--	--	--	--	--	110
Property taxes and passage rights	36,843	17,222	93,396	18,087	30,139	45,358	1,615	242,660
Facilities and other	15,108	--	--	--	6,590	--	340	22,038
Option payment received	(25,001)	(17,222)	(93,396)	(314,300)	(171,706)	(43,140)	(1,615)	(666,380)
Write down	--	--	--	--	--	(2,218)	(340)	(2,558)
Balance, August 31, 2016	27,060	--	--	1,771,673	807,313	--	--	2,606,046

Incurred during the year
Assaying	4,556	--	--	--	--	--	--	4,556
Property taxes and passage rights	23,839	10,726	51,777	10,068	26,313	28,664	1,174	152,561
Salaries	1,077	--	--	--	--	--	--	1,077
Facilities and other	32,549	--	--	--	--	--	151	32,700
Option payment received	(15,567)	(10,726)	(51,777)	(170,533)	(99,434)	(26,856)	(1,004)	(375,897)
Write down	--	--	--	--	--	(1,808)	(321)	(2,129)
Balance, August 31, 2017	$ 73,514	$ --	$ --	$ 1,611,208	$ 734,192	$ --	$ --	$ 2,418,914

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.; SEC File Number 0-31204

Registrant

Dated: January 16, 2018	By: /s/ “J. Paul Sorbara”
J. Paul Sorbara, President/Director

